Filed Pursuant to Rule 424(b)(3)
Registration No. 333-143243

Joint Proxy Statement/Prospectus

To the stockholders of Exar Corporation and the stockholders of Sipex Corporation:

After careful consideration, the boards of directors of Exar and Sipex have approved a merger agreement which provides for the combination of Exar and Sipex and have determined the proposals to be voted on as described in the attached materials to be advisable and in your best interests. We are proposing the merger because we believe the combined strengths of our two companies will enable us to achieve significant operating efficiencies and produce substantial benefits for customers and stockholders of both companies. We ask for your support in voting for the merger related proposals at our respective meetings of our stockholders.

In the merger, each share of Sipex common stock will be exchanged for 0.6679 shares of Exar common stock. Exar common stock is traded on the Nasdaq Global Market under the trading symbol “EXAR,” and on July 17, 2007, the closing price of Exar common stock was $14.17 per share. Based on the number of outstanding shares of common stock of Exar and Sipex on May 7, 2007, holders of Exar common stock will own approximately 68% and holders of Sipex common stock will own approximately 32% of Exar immediately after completion of the merger.

The boards of directors of each of Exar and Sipex approved the merger and recommend that their stockholders vote FOR the merger proposals as described in the attached materials. The attached joint proxy statement/prospectus provides detailed information concerning Exar, Sipex and the merger. Please give your careful attention to all of the information contained in the attached joint proxy statement/prospectus, including the merger agreement, which is included as Annex A. In particular, you should carefully consider the discussion in the section entitled “ Risk Factors” beginning on page 17.

The boards of directors of each of Exar and Sipex are convening meetings of their stockholders in order to vote on the merger and the proposals related to the merger. Stockholders of Exar and stockholders of Sipex are cordially invited to attend their respective meetings to vote on the merger:

For Exar stockholders:	For Sipex stockholders:
August 23, 2007	August 23, 2007
9:00 a.m., local time	9:00 a.m., local time
Exar’s Headquarters 48720 Kato Road, Fremont, California 94538	Sipex’s Headquarters 233 South Hillview Drive, Milpitas, California 95035

Only stockholders who hold shares of Exar or Sipex at the close of business on July 16, 2007 will be entitled to vote at their respective stockholder meeting.

Your vote is very important, regardless of the number of shares you own. Please vote as soon as possible to make sure that your shares are represented at the meeting. To vote your shares, please complete and return the enclosed proxy card or follow the enclosed voting instructions. If you are a holder of record, you may also cast your vote in person at the meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct the brokerage firm or bank how to vote your shares.

We strongly support this combination of our companies and join our boards of directors in enthusiastically recommending that you vote in favor of the proposals relating to the merger.

Richard L. Leza	Ralph Schmitt
Chairman of the Board and Interim President and Chief Executive Officer	Chief Executive Officer and Director Sipex Corporation
Exar Corporation

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the issuance of shares of Exar common stock in the merger or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated July 18, 2007 and is expected to be first mailed to holders of Exar common stock and Sipex common stock on or about July 23, 2007.

EXAR CORPORATION

48720 Kato Road

Fremont, California 94538

(510) 668-7000

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON AUGUST 23, 2007

To the Stockholders of Exar Corporation:

A special meeting of stockholders of Exar Corporation will be held on August 23, 2007, at 9:00 a.m., local time, at Exar’s Headquarters, 48720 Kato Road, Fremont, California 94538, for the following purposes:

1.	To consider and vote on a proposal to approve the issuance of shares of Exar common stock in connection with the merger of Side Acquisition Corp. with and into Sipex Corporation pursuant to the terms of an Agreement and Plan of Merger, dated as of May 7, 2007, by and among Exar Corporation, Sipex Corporation and Side Acquisition Corp., a wholly-owned subsidiary of Exar Corporation, which is attached as Annex A to this document.

2.	To transact such other business as may properly come before the special meeting and any adjournment or postponement of the special meeting.

All stockholders are invited to attend the special meeting. Stockholders of record at the close of business on July 16, 2007, the record date fixed by the board of directors, are entitled to notice of and to vote at the special meeting or any adjournment or postponement thereof. Holders of common stock as of the record date will have the right to vote on the above proposals. Approval of the issuance of Exar common stock requires the affirmative vote of a majority of the votes cast at a special meeting of Exar stockholders at which a quorum is present.

Exar’s board of directors has approved the merger agreement, the merger and the other transactions contemplated by the merger agreement and recommends that Exar stockholders vote FOR approval of the issuance of shares of Exar common stock in the merger.

Your vote is important. Whether or not you plan to attend the special meeting, you are urged to complete, date, sign and return the enclosed proxy in the accompanying envelope. A prompt response will greatly facilitate arrangements for the special meeting and your cooperation will be appreciated. You may revoke your proxy in the manner described in this document before it has been voted at the special meeting. Stockholders of record who attend the special meeting may vote their stock personally even if they have previously sent their proxies.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ THOMAS R. MELENDREZ Thomas R. Melendrez
Secretary

Fremont, California

July 18, 2007

SIPEX CORPORATION

233 South Hillview Drive

Milpitas, California 95035

(408) 934-7500

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON AUGUST 23, 2007

To the Stockholders of Sipex Corporation:

A special meeting of stockholders of Sipex Corporation will be held on August 23, 2007, at 9:00 a.m., local time, at Sipex’s headquarters, 233 South Hillview Drive, Milpitas, California 95035, for the following purposes:

1.	To consider and vote on a proposal to adopt the Agreement and Plan of Merger, dated as of May 7, 2007, by and among Exar Corporation, Sipex Corporation and Side Acquisition Corp., a wholly-owned subsidiary of Exar Corporation, which is attached as Annex A to this document, and to approve the merger contemplated by the merger agreement.

2.	To transact other business that may properly come before the special meeting and any adjournment or postponement of the special meeting.

All stockholders are invited to attend the special meeting. Stockholders of record at the close of business on July 16, 2007, the record date fixed by the board of directors, are entitled to notice of and to vote at the special meeting or any adjournment or postponement thereof. Holders of common stock as of the record date will have the right to vote on the above proposals. Approval of the adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Sipex common stock.

Sipex’s board of directors has approved the merger and the merger agreement and recommends that Sipex stockholders vote FOR the adoption of the merger agreement and approval of the merger.

Your vote is important. Whether or not you plan to attend the special meeting, you are urged to complete, date, sign and return the enclosed proxy in the accompanying envelope. A prompt response will greatly facilitate arrangements for the special meeting and your cooperation will be appreciated. You may revoke your proxy in the manner described in this document before it has been voted at the special meeting. Stockholders of record who attend the special meeting may vote their stock personally even if they have previously sent their proxies.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ CLYDE R. WALLIN Clyde R. Wallin Secretary

Milpitas, California

July 18, 2007

i

ii

This joint proxy statement/prospectus incorporates important business and financial information about Exar from documents that Exar has filed with the Securities and Exchange Commission but that have not been included in or delivered with this joint proxy statement/prospectus. For a listing of documents incorporated by reference into this joint proxy statement/prospectus, please see “Where You Can Find Additional Information.”

Exar will provide you with copies of this information relating to Exar, without charge, upon written or oral request to:

Exar Corporation

48720 Kato Road

Fremont, California 94538

Attention: Investor Relations

Telephone Number: (510) 668-7201

In order for you to receive timely delivery of the documents in advance of the Exar or Sipex special meeting, Exar should receive your request no later than August 16, 2007.

iii

Cautionary Statement Regarding Forward-Looking Statements in this Document

This joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, as well as assumptions, that, if they never materialize or if they prove incorrect, could cause the results of Exar and its consolidated subsidiaries, on the one hand, or Sipex and its consolidated subsidiaries, on the other, to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements about future financial and operating results (including projections of earnings, revenues, synergies, accretion, margins or other financial items); products and operations; benefits of the transaction to customers, stockholders and employees; potential cost savings resulting from the transaction; the ability of the combined companies to drive growth and expand customer and partner relationships; any statements of the plans, strategies and objectives of management for future operations, including the execution of integration plans and the anticipated timing of filings, approvals and closings relating to the merger; any statements regarding future economic conditions or performance; any statements of belief; and any statements of assumptions underlying any of the foregoing. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “may,” “should,” “would,” “projects,” “predicts,” “continues,” and similar expressions or the negative of these terms help to identify these forward looking statements.

The risks, uncertainties and assumptions referred to above include the challenges of integration associated with the merger and the challenges of achieving anticipated synergies and cost savings; the possibility that the merger may not close; the challenges of maintaining and increasing revenues on a combined company basis following the close of the merger; and other risks that are described in the section entitled “Risk Factors,” which begins on page 17, and in the documents that are incorporated by reference into this joint proxy statement/prospectus.

If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, results of Exar and Sipex could differ materially from the expectations in these statements. Exar and Sipex are not under any obligation, and do not intend, to update their respective forward-looking statements.

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:	Why are Exar and Sipex proposing the merger?

A:	Through this merger, Exar and Sipex expect to provide the foundation to create a leader in integrated analog and mixed signal system solutions. By leveraging the combined company’s expanded product offerings, the merger is expected to increase technical expertise, distribution channels, customer base and geographic reach. Exar and Sipex expect the merger to expand growth opportunities as well as lead to significant cost synergies.

To review the reasons for the merger in greater detail, see “The Merger—Exar’s and Sipex’s Reasons for the Merger.”

Q:	What is the proposed merger?

A:	In the proposed merger, Side Acquisition Corp., a wholly-owned subsidiary of Exar, will merge with and into Sipex. Sipex will survive the merger as a wholly-owned subsidiary of Exar. The merger agreement is attached to this joint proxy statement/prospectus as Annex A. You are encouraged to read it carefully. See “The Merger—Structure of the Merger.”

Q:	What will Sipex stockholders receive in the merger?

A:	Sipex stockholders will receive 0.6679 of a share of Exar common stock, which is referred to in this joint proxy statement/prospectus as the exchange ratio, in exchange for each Sipex share that they own. For example, if a stockholder owns 100 shares of Sipex common stock at the time of the merger, he or she will receive 66 shares of Exar common stock after the merger. Instead of fractional shares of Exar common stock, Sipex stockholders will receive cash in an amount equal to the value of such fractional interest. See “The Merger—What You Will Receive in the Merger.”

Each option to purchase Sipex common stock outstanding immediately before the completion of the merger will automatically become an option to purchase shares of Exar common stock, for an adjusted number of shares and with an adjusted exercise price based on the exchange ratio. After the merger, a notice will be sent to each Sipex optionholder specifying this adjustment. See “The Merger Agreement and Related Agreements—The Merger Agreement—Treatment of Sipex Options in the Merger.”

Sipex has agreed to use its commercially reasonable efforts to cause the conversion of its outstanding 5.5% Redeemable Convertible Senior Notes due 2026, which are referred to in this joint proxy statement/prospectus as the “Sipex convertible notes,” and the exercise of its outstanding warrants prior to the effective time of the merger. Each Sipex convertible note and warrant to purchase Sipex common stock outstanding at the completion of the merger will be guaranteed or assumed by Exar, as applicable, and will automatically become a note convertible into or a warrant to purchase shares of Exar common stock, for an adjusted number of shares and with an adjusted conversion or exercise price based on the exchange ratio. See “The Merger Agreement and Related Agreements—The Merger Agreement—Treatment of Sipex Warrants in the Merger” and “The Merger Agreement and Related Agreements—The Merger Agreement—Treatment of Sipex Notes in the Merger.”

Q:	When do you expect to complete the merger?

A:	Exar and Sipex are working to complete the merger as quickly as practicable. Exar and Sipex expect to complete the merger in the third calendar quarter of 2007. Because the merger is subject to various conditions, including receipt of the required stockholder approvals, however, Exar and Sipex cannot predict its exact date of completion.

Q:	Are there any risks involved in undertaking the merger?

A:	Yes. In evaluating the merger, you should carefully consider the factors discussed in the section of this joint proxy statement/prospectus entitled “Risk Factors” beginning on page 17.

Q:	Are there conditions to completion of the merger?

A:	Yes. Exar’s and Sipex’s respective obligations to complete the merger are subject to the satisfaction or waiver of certain specified closing conditions. If either Exar or Sipex waives any condition, each company will consider the facts and circumstances at that time and make a determination regarding whether a resolicitation of proxies from its respective stockholders is appropriate. See “The Merger Agreement and Related Agreements—The Merger Agreement—Conditions to the Consummation of the Merger.”

Q:	Will Exar stockholders receive any shares as a result of the merger?

A:	No. Exar stockholders will continue to hold the Exar shares that they currently own. However, the issuance of Exar common stock to Sipex stockholders will have a dilutive effect on the percentage ownership of each Exar stockholder in the combined company.

Q:	Are Exar or Sipex stockholders entitled to appraisal rights?

A:	No. No rights of appraisal are available under Delaware law for any shares of Exar or Sipex common stock. See “The Merger—No Appraisal Rights.”

Q:	What are the tax consequences to me of the merger?

A:	The merger has been structured to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, referred to in this joint proxy statement/prospectus as the “Internal Revenue Code,” and the consummation of the merger is conditioned on the receipt by each of Exar and Sipex of opinions from their respective counsel to the effect that the merger will so qualify. Assuming the merger qualifies as a reorganization, for U.S. federal income tax purposes, Sipex stockholders generally will not recognize any gain or loss in the merger, except to the extent of any cash received instead of fractional shares of Exar common stock. The tax consequences of the merger to you will depend on your own situation. You should consult your tax advisor for a full understanding of the U.S. federal and any state, local and foreign tax consequences of the merger to you. See “The Merger—Material U.S. Federal Income Tax Consequences of the Merger.”

Q:	Should Exar stockholders send in their stock certificates?

A:	No. Exar stockholders will continue to own their shares of Exar common stock after the merger and should not send in their stock certificates.

Q:	Should Sipex stockholders send in their stock certificates?

A:	No. Once the merger is consummated, instructions will be sent to you regarding the exchange of your Sipex stock certificates for the consideration payable to you in the merger.

Q:	What am I being asked to vote on?

A:	Exar stockholders are being asked to vote on the issuance of shares of Exar common stock in the merger. Sipex stockholders are being asked to vote on the adoption of the merger agreement and approval of the merger.

Q:	What vote of Exar stockholders is required to approve the issuance of shares of Exar common stock in the merger?

A:	The affirmative vote of a majority of the votes cast in person or by proxy at the special meeting of Exar stockholders is required to approve the issuance of shares of Exar common stock in the merger. See “The Special Meeting of Exar Stockholders—Vote and Quorum Required.” As of the record date for the special meeting, executive officers and directors of Exar and their affiliates own approximately 0.5% of the outstanding Exar common stock, and they have agreed to vote all their shares of Exar common stock in favor of the issuance of shares of Exar common stock in the merger unless the merger agreement is terminated. See “The Merger Agreement and Related Agreements—The Voting Agreements.”

Q:	What vote of Sipex stockholders is required to adopt the merger agreement and approve the merger?

A:	Holders of a majority of the outstanding shares of Sipex common stock must vote in favor of adoption of the merger agreement and approval of the merger at the special meeting of Sipex stockholders. See “The Special Meeting of Sipex Stockholders—Vote and Quorum Required.” As of the record date for the special meeting, executive officers and directors of Sipex and their affiliates own approximately 45.1% of the outstanding Sipex common stock, and they have agreed to vote all their shares of Sipex common stock in favor of adoption of the merger agreement and approval of the merger unless the merger agreement is terminated. See “The Merger Agreement and Related Agreements—The Voting Agreements.”

Q:	Does Exar’s board of directors recommend approval of the issuance of shares of Exar common stock in the merger?

A:	Yes. Exar’s board of directors recommends that Exar’s stockholders vote for approval of the issuance of shares of Exar common stock in the merger. See “The Merger—Recommendation of Exar’s Board of Directors; Additional Considerations of Exar’s Board of Directors.”

Q:	Does Sipex’s board of directors recommend the adoption of the merger agreement and approval of the merger?

A:	Yes. Sipex’s board of directors recommends that Sipex’s stockholders vote for the adoption of the merger agreement and approval of the merger. See “The Merger—Recommendation of Sipex’s Board of Directors; Additional Considerations of Sipex’s Board of Directors.”

Q:	How do I vote?

A:	If you hold Exar common stock or Sipex common stock directly in your own name, you may vote by mailing a proxy card. The proxy cards contain instructions concerning voting options. Vote or mail your signed proxy card in the enclosed return envelope as soon as possible after carefully reading this document, so that your shares may be represented at the special meeting of stockholders. You also may attend the meeting in person instead of submitting a proxy. If your shares are held in “street name” by your broker, see the next question below. Your vote is important regardless of the number of shares that you own. See “The Special Meeting of Exar Stockholders—Voting of Proxies at the Special Meeting and Revocation of Proxies” and “The Special Meeting of Sipex Stockholders—Voting of Proxies at the Special Meeting and Revocation of Proxies.”

Q:	My broker holds my shares in “street name”—will my broker vote my shares?

A:	Your broker will not vote your shares on the proposals unless you follow the voting directions your broker provides to you.

Exar stockholders: If you fail to provide your broker with instructions, it will not affect the vote for or against the issuance of shares of Exar common stock in the merger. See “The Special Meeting of Exar Stockholders—Abstentions and Broker Non-Votes.”

Sipex stockholders: If you fail to provide your broker with instructions, it will have the same effect as a vote against adoption of the merger agreement and approval of the merger. See “The Special Meeting of Sipex Stockholders—Abstentions and Broker Non-Votes.”

Q:	Can I change my vote after mailing my proxy?

A:	Yes. You can change your vote by delivering a signed notice of revocation or a later-dated, signed proxy card to the corporate secretary of Exar or Sipex, as the case may be, before the stockholder meeting, or by attending the stockholder meeting and voting in person if you hold your shares in your own name. See “The Special Meeting of Exar Stockholders—Voting of Proxies at the Special Meeting and Revocation of Proxies” and “The Special Meeting of Sipex Stockholders—Voting of Proxies at the Special Meeting and Revocation of Proxies.”

Q:	What if I don’t vote?

A:	Exar stockholders: If you do not vote, it will not affect the vote for or against the issuance of shares of Exar common stock in the merger, but it could make it harder to achieve a quorum at the special meeting. An abstention will not affect the vote for or against the issuance of shares of Exar common stock in the merger.

Sipex stockholders: If you do not vote or if you abstain from voting, it will have the same effect as a vote against adoption of the merger agreement and approval of the merger.

Q:	Whom can I call with questions?

A:	If you have any questions about the merger, or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy, you should contact:

Exar stockholders:

Exar Corporation 48720 Kato Road Fremont, California 94538 1-510-668-7201	Georgeson Shareholder Communications Inc. 17 State Street New York, New York 10004 Stockholders call 1-888-605-7535 Banks and brokers call 1-212-440-9800

Sipex stockholders:

Sipex Corporation 233 South Hillview Drive Milpitas, California 95035 1-408-934-7586	Georgeson Shareholder Communications Inc. 17 State Street New York, New York 10004 Stockholders call 1-888-605-7537 Banks and brokers call 1-212-440-9800

SUMMARY

This joint proxy statement/prospectus pertains to the merger of Exar and Sipex, and it is being sent to the holders of common stock of Exar and to the holders of common stock of Sipex. This summary highlights selected information from this document. It does not contain all of the information that is important to you. Exar and Sipex urge you to read carefully this joint proxy statement/prospectus, as well as the documents attached to and those referenced in this joint proxy statement/prospectus, to fully understand the merger. In particular, you should read the merger agreement, which is attached as Annex A and, together with the other annexes, is incorporated by reference into this joint proxy statement/prospectus. To learn where you can obtain more information on Exar and Sipex, see “Where You Can Find Additional Information.” References to the “combined company,” Exar and Sipex mean Exar Corporation and its subsidiaries, and Sipex Corporation and its subsidiaries.

The Companies

Exar Corporation. Exar designs, develops and markets high-performance, system-level mixed signal solutions for a broad range of connectivity standards. Exar develops high-bandwidth physical interface and access control solutions that facilitate the aggregation and transport of data in access, metro and core wide area networks over legacy and next generation communications infrastructure. Exar also provides a comprehensive family of serial communications solutions comprised of low voltage, single/multi-channel Universal Asynchronous Receiver Transmitters, or UARTs, as well as UARTs with integrated transceivers. UARTs are well suited to increase data transfer efficiency in a variety of industrial, telecommunications and consumer applications. In addition, Exar develops Serial Advanced Technology Attachment, or SATA, Port-Multiplier and Port-Selector products addressing the storage marketplace. Exar’s industry-proven analog and digital design expertise, system-level knowledge and standard Complementary Metal Oxide Semiconductors, or CMOS, process technologies provide Original Equipment Manufacturers, or OEMs, with innovative, highly Integrated Circuits, or ICs, addressing interface standards such as T/E carrier, ATM, SONET/SDH, SATA, UARTs and Multi-Protocol Over SONET, or MPOS. Exar was incorporated in California in 1971 and reincorporated in Delaware in 1991. The address of Exar’s headquarters is 48720 Kato Road, Fremont, California 94538, and its phone number is (510) 668-7000. See “Where You Can Find Additional Information.”

Sipex Corporation. Based in Milpitas, California, Sipex Corporation was incorporated in May 1965 under the laws of the State of Massachusetts. The state of incorporation was changed from Massachusetts to Delaware in October 2003. Sipex designs, manufactures and markets high performance, analog ICs that primarily are used by OEMs, operating in the computing, consumer electronics, communications and networking infrastructure markets. Some of the end product applications that contain Sipex ICs are cellular phones, base stations, computers, DVD players, and digital cameras. Sipex’s products are sold either directly or through an international network of manufacturers’ representatives and distributors. Sipex is a global company with operations in Asia, Europe and North America. The address of Sipex’s headquarters is 233 South Hillview Drive, Milpitas, California 95035 and its phone number is (408) 934-7500. See “Information About Sipex.”

The Special Meeting of Exar common stockholders

Date, time and place. The special meeting of Exar stockholders will be held on August 23, 2007 at 9:00 a.m., local time, at Exar’s headquarters at 48720 Kato Road, Fremont, California 94538.

Matters to be considered at the Exar special meeting. At the Exar special meeting and any adjournments or postponements of the special meeting, Exar stockholders will be asked:

•	to consider and vote upon the issuance of shares of Exar common stock in the merger, as explained in greater detail in this joint proxy statement/prospectus; and

•	to transact such other business as may properly come before the special meeting, including any adjournment or postponement of the special meeting.

Record date. Exar’s board of directors has fixed the close of business on July 16, 2007 as the record date for determining Exar stockholders entitled to notice of, and to vote at, the special meeting.

Solicitation of proxies and expenses. Exar has retained the services of Georgeson Shareholder Communications Inc. to assist in the solicitation of proxies from its stockholders. In this joint proxy statement/prospectus, Georgeson Shareholder Communications Inc. is referred to as “Georgeson.” In addition to solicitation by mail, the directors, officers and employees of Exar may solicit proxies from Exar’s stockholders by telephone, Internet, facsimile, other electronic means or in person. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy materials to beneficial owners.

See “The Special Meeting of Exar Stockholders.”

The Special Meeting of Sipex Stockholders

Date, time and place. The special meeting of Sipex stockholders will be held on August 23, 2007 at 9:00 a.m., local time, at Sipex’s headquarters at 233 South Hillview Drive, Milpitas, California 95035.

Matters to be considered at the Sipex special meeting. At the special meeting and any adjournments or postponements of the special meeting, Sipex stockholders will be asked:

•	to consider and vote upon the adoption of the merger agreement and approval of the merger; and

•	to transact such other business as may properly come before the special meeting.

Record date. Sipex’s board of directors has fixed the close of business on July 16, 2007 as the record date for determination of Sipex stockholders entitled to notice of, and to vote at, the special meeting, including any adjournment or postponement of the special meeting.

Solicitation of proxies and expenses. Sipex has retained the services of Georgeson to assist in the solicitation of proxies from its stockholders. In addition to solicitation by mail, the directors, officers and employees of Sipex may solicit proxies from Sipex’s stockholders by telephone, Internet, facsimile, other electronic means or in person. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy materials to beneficial owners.

See “The Special Meeting of Sipex Stockholders.”

Opinions of Exar’s Financial Advisors

In connection with the merger, Exar’s board of directors received a written opinion, dated May 7, 2007, from each of Cowen and Company, LLC and Lehman Brothers Inc., Exar’s financial advisors, as to the fairness, from a financial point of view, to Exar of the exchange ratio pursuant to the merger agreement as of that date and based upon and subject to the qualifications, limitations and other matters described in the opinions. In this joint proxy statement/prospectus, Cowen and Company, LLC and Lehman Brothers Inc. are referred to, respectively, as “Cowen” and “Lehman Brothers.” Copies of Cowen’s and Lehman Brothers’ written opinions are attached to this joint proxy statement/prospectus as Annexes E and F respectively, and are incorporated into this joint proxy statement/prospectus by reference. You are encouraged to read the opinions carefully in their entirety in conjunction with this joint proxy statement/prospectus and to carefully consider the assumptions made, procedures followed, matters considered and limitations on the reviews undertaken. Cowen’s and Lehman Brothers’ opinions are addressed to Exar’s board of directors and do not constitute a recommendation to any stockholder with respect to any matters relating to the proposed merger or as to how any stockholder should vote with respect to the merger or the merger agreement. See “The Merger—Opinions of Exar’s Financial Advisors.”

Opinion of Sipex’s Financial Advisor

In connection with the merger, Sipex’s board of directors considered the opinion of its financial advisor, Piper Jaffray & Co., as to the fairness of the exchange ratio, from a financial point of view, to the holders of Sipex common stock, other than its affiliates. In this joint proxy statement/prospectus, Piper Jaffray & Co. is referred to as “Piper Jaffray.” On May 7, 2007, Piper Jaffray delivered its opinion to Sipex’s board of directors to the effect that, as of that date and based upon the assumptions made, matters considered and limitations of the review described in the opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to the holders of Sipex common stock, other than its affiliates. Piper Jaffray’s opinion was provided for the information of Sipex’s board of directors and does not constitute a recommendation to any stockholder with respect to any matter relating to the proposed merger or as to how any stockholder should vote with respect to the merger or the merger agreement. See “The Merger—Opinion of Sipex’s Financial Advisor.”

The full text of Piper Jaffray’s opinion is attached as Annex G to this joint proxy statement/prospectus. You are encouraged to read Piper Jaffray’s opinion in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations of the review undertaken by Piper Jaffray in rendering its opinion.

Directors and Executive Officers of Exar Following the Merger

Upon completion of the merger, Exar’s board of directors will be increased in size from six to eight directors. Upon completion of the merger, Ralph Schmitt, the current chief executive officer of Sipex, and Brian Hilton and Pierre Guilbault, each current members of Sipex’s board of directors, will be appointed to Exar’s board of directors. Mr. Schmitt will also become president and chief executive officer of Exar following the merger. Richard L. Leza, current chairman of Exar’s board of directors and interim president and chief executive officer, will continue to be the chairman of Exar’s board of directors and the executive officers (other than Mr. Leza) and directors of Exar will continue in their current positions after the merger. See “Management of Exar After the Merger.”

The Merger Agreement

Structure of the Merger. This joint proxy statement/prospectus relates to the proposed acquisition of Sipex by Exar pursuant to an Agreement and Plan of Merger, dated as of May 7, 2007, by and among Exar, Side Acquisition, Corp., a wholly-owned subsidiary of Exar, and Sipex. Pursuant to the merger agreement, Side Acquisition Corp. will be merged with and into Sipex, as a result of which Sipex will continue as a wholly-owned subsidiary of Exar. See “The Merger—Structure of the Merger.”

Consideration. Upon completion of the merger, Sipex stockholders will receive 0.6679 of a share of Exar common stock for each share of Sipex common stock they hold. Only whole shares of Exar common stock will be issued in the merger. Sipex stockholders will receive a cash payment in lieu of any fractional shares of Exar common stock to which they would otherwise be entitled. See “The Merger—What You Will Receive in the Merger.”

Closing. The merger will become effective upon the filing of the certificate of merger with the Secretary of State of the State of Delaware. Exar and Sipex currently intend to file the certificate of merger as soon as practicable after the requisite approvals of Exar’s and Sipex’s stockholders are obtained and the other conditions set forth in the merger agreement have been satisfied or, where permissible, waived. See “The Merger Agreement and Related Agreements—The Merger Agreement—The Merger.”

No Solicitation of Alternative Proposals. The merger agreement contains detailed provisions restricting Exar’s and Sipex’s right to solicit a competing acquisition transaction. See “The Merger Agreement and Related Agreements—The Merger Agreement—Exar’s Non-Solicitation Covenant” and “The Merger Agreement and Related Agreements—The Merger Agreement—Sipex’s Non-Solicitation Covenant.”

Termination of the Merger Agreement. Sipex and Exar have the right to terminate the merger agreement under certain circumstances. In certain cases, termination of the merger agreement will require payment of a termination fee by one company to the other. See “The Merger Agreement and Related Agreements—The Merger Agreement—Termination of the Merger Agreement.”

A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus. You are strongly encouraged to read it in its entirety.

Interests of Certain Persons in the Merger

Some of the directors and executive officers of Exar and Sipex have interests in the merger that are different from, or are in addition to, the interests of their respective company’s stockholders.

In considering the recommendations of Sipex’s board of directors, you should be aware that Ralph Schmitt, Sipex’s current chief executive officer, has signed an agreement regarding the terms of his employment by Exar following the merger under which he will serve as Exar’s president and chief executive officer. Brian Hilton and Pierre Guilbault, current directors of Sipex, will be appointed to Exar’s board of directors at the effective time of the merger. In addition, executive officers of Sipex have interests that arise from positions that those Sipex officers will receive in connection with the merger, potential severance payments and other benefits payable in connection with a change in control of Sipex and a termination of their employment, the acceleration of vesting of certain stock options, and the continuation of indemnification and insurance coverage by Exar for acts and omissions occurring prior to the merger. Sipex’s board of directors knew about these interests and considered them in approving the merger agreement and the transactions contemplated by the merger agreement.

In considering the recommendation of Exar’s board of directors with respect to the issuance of shares of Exar common stock in the merger, Exar stockholders should be aware that Richard L. Leza, the current chairman of Exar’s board of directors and interim president and chief executive officer of Exar, will continue to serve as chairman of Exar’s board of directors following the merger and the other executive officers of Exar (other than Mr. Leza) are expected to continue in their current positions with the combined company following the merger. Exar’s board of directors knew about these interests and considered them in approving the merger agreement and the issuance of shares of Exar common stock in the merger.

See “The Merger—Interests of Certain Persons in the Merger.”

Accounting Treatment of the Merger

In accordance with U.S. generally accepted accounting principles, Exar will account for the merger using the purchase method of accounting. Under this method of accounting, Exar will record the market value (based on an average of the closing prices of Exar common stock for a range of trading days from two days before and after May 8, 2007, the announcement date of the merger) of its common stock issued in connection with the merger, the fair value of the options and warrants to purchase shares of Sipex common stock assumed in connection with the merger and the amount of direct transaction costs associated with the merger as the estimated purchase price of acquiring Sipex. Exar will allocate the estimated purchase price to the net tangible and amortizable intangible assets acquired (including developed and core technology and patents, customer contracts and lists, and distribution agreements), intangible assets with indefinite lives and in-process research and development, based on their respective fair values at the date of the completion of the merger. Any excess of the estimated purchase price over those fair values will be accounted for as goodwill. See “The Merger—Accounting Treatment.”

The Exchange Agent

Computershare Shareholders Services Inc. will act as the exchange agent in connection with the merger. In this joint proxy statement/prospectus, Computershare Shareholders Services Inc. is referred to as “Computershare.”

Regulatory Approvals

The merger is subject to the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which is referred to in this joint proxy statement/prospectus as the HSR Act. Exar and Sipex received early termination of the waiting period on June 5, 2007. The merger is also subject to the continued effectiveness of Exar’s registration statement on Form S-4, of which this joint proxy statement/prospectus is a part, and compliance with applicable corporate laws of Delaware. See “The Merger—Regulatory Matters.”

Recent Closing Prices

The following table sets forth the closing price per share of Exar common stock and Sipex common stock (i) on May 7, 2007, the last trading day preceding public announcement of the merger, as reported on the Nasdaq Global Market and Nasdaq Capital Market, respectively, and (ii) on July 17, 2007, the last trading day prior to the date of this joint proxy statement/prospectus, each as reported on the Nasdaq Global Market. The equivalent Sipex per share price at each specified date represents the closing price of a share of Exar common stock on the applicable date multiplied by 0.6679.

Closing Price on:	Sipex Common Stock	Exar Common Stock	Equivalent Sipex Per Share Price
May 7, 2007	$8.98	$14.00	$9.35
July 17, 2007	$9.48	$14.17	$9.46

Because the market prices of Exar common stock and Sipex common stock fluctuate, the market value of the shares of Exar common stock that Sipex stockholders will receive in the merger may increase or decrease prior to the merger. Stockholders of Exar and Sipex are urged to obtain current market quotations for Exar common stock.

Dividend Policy

Neither Exar nor Sipex has ever declared or paid a cash dividend on its common stock and neither anticipates paying any cash dividends in the foreseeable future. In addition, the merger agreement prohibits Sipex from declaring or paying dividends on its capital stock until the completion of the merger or the termination of the merger agreement. Sipex’s bank debt instruments and the indenture governing the Sipex convertible notes also impose dividend restrictions on Sipex.

Risk Factors

In evaluating the merger and transactions contemplated in connection with the merger, you should consider certain risks associated with the merger and the combined company discussed in the section of this joint proxy statement/prospectus entitled “Risk Factors” which begins on page 17.

EXAR SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth summary selected historical consolidated financial data with respect to Exar as of the dates and for the periods indicated. The historical consolidated statement of operations data presented below for the fiscal years ended March 31, 2007, 2006, and 2005, and the historical consolidated balance sheet data as of March 31, 2007 and 2006 have been derived from Exar’s audited historical consolidated financial statements, which are incorporated by reference into this joint proxy statement/prospectus. The historical consolidated statement of operations data presented below for the fiscal years ended March 31, 2004 and 2003 and the historical consolidated balance sheet data as of March 31, 2005, 2004 and 2003 have been derived from Exar’s audited historical consolidated financial statements, which are not incorporated by reference into this joint proxy statement/prospectus.

Stockholders of Exar and Sipex should read the following summary selected historical consolidated financial data together with the consolidated financial statements and accompanying notes contained in Exar’s Annual Report on Form 10-K for its fiscal year ended March 31, 2007 as filed with the Securities and Exchange Commission, as well as the sections of Exar’s Annual Report on Form 10-K, entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” all of which are incorporated by reference into this joint proxy statement/prospectus. The following summary selected historical consolidated financial data may not be indicative of Exar’s future performance.

	Fiscal Years Ended March 31,
	2007 (A)	2006 (B)	2005(C)	2004(D)	2003(E)
	(In thousands, except per share amounts)
Consolidated Statements of Operations Data:
Net sales	$68,502	$67,024	$57,369	$67,196	$67,008
Gross profit	46,534	45,475	39,156	43,959	36,811
Income (loss) from operations	(4,229)	(507)	(2,321)	2,747	(4,221)
Net income (loss)	8,024	7,786	5,319	4,636	(32,300)
Net income (loss) per share:
Basic	$0.22	$0.20	$0.13	$0.11	$(0.81)
Diluted	$0.22	$0.20	$0.13	$0.11	$(0.81)
Shares used in computation of net income (loss) per share:
Basic	36,255	38,152	41,532	40,656	39,674
Diluted	36,480	38,510	42,423	42,510	39,674

	As of March 31,
	2007	2006	2005	2004	2003
	(In thousands)
Consolidated Balance Sheets Data:
Cash, cash equivalents and short-term and long-term marketable securities	$356,079	$329,528	$446,285	$436,996	$422,110
Working capital	357,068	335,896	447,292	437,881	368,489
Total assets	421,174	401,397	503,203	495,885	479,225
Long-term obligations	191	222	265	265	312
Retained earnings	98,164	90,140	82,354	77,035	72,399
Stockholders’ equity	$406,756	$387,405	$490,047	$480,271	$466,766

(A)	Fiscal 2007 included $4.4 million of stock-based compensation expense as a result of the adoption of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment.” See Note 2, “Accounting Policies” to Exar’s consolidated financial statements contained in Exar’s Annual Report on Form 10-K for the fiscal year ended March 31, 2007. Fiscal 2007 also included impairment charges of $1.0 million related to Exar’s investments in TechFarm Ventures (Q), L.P. (“TechFarm Fund”) and the Skypoint Telecom Fund II (US), L.P. and separation costs of $1.6 million related to the resignations of Exar’s former chief executive officer and former chief financial officer.
(B)	Fiscal 2006 included an impairment charge of $1.2 million related to Exar’s investment in TechFarm Fund.
(C)	Fiscal 2005 included a gain on legal settlement of $1.2 million.
(D)	Fiscal 2004 included impairment charges of $6.0 million related to Exar’s investment in IMC Semiconductor, Inc. (“IMC”) ($5.0 million) and TechFarm Fund ($1.0 million).
(E)	Fiscal 2003 included a charge of $2.3 million to cost of sales related to the write-down of inventory Exar determined to be excess. Fiscal 2003 also included impairment charges of $35.9 million related to Exar’s investment in IMC ($35.4 million) and TechFarm Fund ($0.5 million).

SIPEX SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth summary selected historical consolidated financial data with respect to Sipex as of the dates and for the periods indicated. The selected consolidated financial and operating data as of and for the fiscal years December 30, 2006, December 31, 2005, January 1, 2005, December 31, 2003 and December 31, 2002 have been derived from Sipex’s consolidated financial statements. The unaudited historical consolidated statement of operations data and balance sheet data presented below as of March 31, 2007 and for the three months ended March 31, 2007 and April 1, 2006 have been derived from Sipex’s unaudited historical condensed consolidated financial statements. You should not take historical results as necessarily indicative of the results that may be expected for any future period. The results for the three months ended March 31, 2007 are not necessarily indicative of results that may be expected for the entire fiscal year.

You should read this selected historical consolidated financial and operating data in conjunction with Sipex’s audited historical consolidated and unaudited historical condensed consolidated financial statements and related notes, attached as Annex H, and the section of this joint proxy statement/prospectus entitled “Sipex Management’s Discussion and Analysis of Financial Condition and Results of Operations of Sipex.”

	Three Months Ended		Fiscal Year
	March 31, 2007	April 1, 2006	2006	2005	2004	2003 (2)	2002 (1)
	(In thousands, except per share amounts)
Operating Results:
Net sales	$16,859	$17,854	$78,750	$72,674	$75,453	$36,535	$66,260
Gross profit (loss)	4,439	(195)	9,351	13,749	11,796	(9,068)	(8,488)
As a % of net sales	26.3%	(1.1)%	11.9%	18.9%	15.6%	(24.8)%	(12.8)%
Depreciation and amortization	518	7,499	9,410	10,952	6,559	7,587	7,675
Research and development expenses	3,686	5,496	17,332	17,248	14,710	13,252	12,944
Loss from operations	(5,571)	(13,675)	(38,866)	(38,515)	(23,066)	(38,495)	(47,455)
Loss before income taxes	(6,273)	(13,767)	(41,109)	(37,915)	(22,881)	(39,489)	(47,542)
Net loss	(6,290)	(13,799)	(41,234)	(38,107)	(22,748)	(39,807)	(79,276)
As a % of net sales	(37.3)%	(77.3)%	(52.4)%	(52.4)%	(30.1)%	(109.0)%	(119.6)%
Net loss per common share—basic and diluted	$(0.34)	$(0.78)	$(2.32)	$(2.14)	$(1.38)	$(2.82)	$(5.84)

Balance Sheet and Financial Data (as of end of period):
Cash and cash equivalents	$8,135		$13,041	$1,969	$15,523	$18,338	$6,489
Short-term investment securities	399		2,388	—	249	2,994	9,980
Restricted cash equivalents and securities	350		407	1,000	1,838	—	—
Total assets	53,301		59,549	50,442	88,066	101,296	98,786
Long-term obligations	39,311		39,474	621	1,294	21,929	10,455
Working capital (deficit)	6,961		11,977	(3,385)	14,346	24,468	27,775
Current ratio	1.26		1.4	0.9	1.5	2.0	3.0
Purchase of property, plant and equipment	891		3,799	878	1,921	2,024	4,108
Stockholders’ equity (deficit)	(12,403)		(8,125)	22,521	60,080	54,233	74,520

(1)	The 2002 decrease in total assets was mainly due to the establishment of a 100% valuation allowance of $31.9 million for deferred tax assets, the disposition of machinery and equipment with a net book value of $6.7 million and a $3.0 million write-off of goodwill.
(2)	The decrease in net sales and increase in gross loss in 2003 were primarily due to non-cash charges as a reduction to sales of $14.1 million in 2003 reflecting the fair value of conversion rights related to the 2003 convertible note issued to Future Electronics, Inc., a related party, and $12.6 million initial impact for the revenue values of its products in the distribution channel upon conversion to sell-through accounting.

SUMMARY SELECTED UNAUDITED PRO FORMA

COMBINED CONDENSED FINANCIAL DATA

The selected unaudited pro forma combined condensed financial data for the twelve months ended March 31, 2007 gives effect to the merger and is based on estimates and assumptions which are preliminary. The selected unaudited pro forma combined condensed statement of operations data gives effect to the merger as if it had occurred on April 1, 2006. The selected unaudited pro forma combined condensed balance sheet date gives effect to the merger as if it had occurred on March 31, 2007. This data is presented for informational purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial condition of Exar that would have been reported had the merger been completed as of either such date, and should not be taken as representative of future consolidated results of operations or financial condition of Exar.

This selected unaudited pro forma combined condensed financial data should be read in conjunction with the summary selected historical consolidated financial data and the unaudited pro forma combined condensed financial statements and accompanying notes contained elsewhere in this joint proxy statement/prospectus and the separate historical consolidated financial statements and accompanying notes of Exar incorporated by reference into this joint proxy statement/prospectus (see the section entitled “Where You Can Find More Information”) and of Sipex included herein and attached to this joint proxy statement/prospectus as Annex H.

Twelve Months Ended March 31, 2007
(In thousands, except per share amounts)
Statements of Operation Data:
Net sales	$146,257
Gross profit	52,452
Loss from operations	(46,330)
Net loss	(35,319)
Loss per share:
Basic	$(0.70)
Diluted	$(0.70)

Shares used in computation of loss per share:
Basic	50,632
Diluted	50,632

As of March 31, 2007
(In thousands)
Balance Sheets Data:
Total assets	$685,660
Total current liabilities	40,860
Long-term obligations	41,515
Total stockholders’ equity	$603,285

COMPARATIVE HISTORICAL AND PRO FORMA PER SHARE DATA

The following table presents comparative historical per share data regarding the net income (loss) and book value of each of Exar and Sipex and unaudited combined pro forma per share data after giving effect to the merger as a purchase of Sipex by Exar assuming the merger had been completed on April 1, 2006. The following data assumes 0.6679 shares of Exar common stock will be issued in exchange for each share of Sipex common stock in connection with the merger and the assumption of Sipex options, convertible notes and warrants based upon the same exchange ratio. This data has been derived from and should be read in conjunction with the summary selected historical consolidated financial data and unaudited pro forma combined condensed financial statements contained elsewhere in this joint proxy statement/prospectus, and the separate historical consolidated financial statements of Exar incorporated by reference into this joint proxy statement/prospectus (see “Where You Can Find Additional Information”) and the separate historical consolidated financial statements of Sipex and accompanying notes attached to this joint proxy statement/prospectus as Annex H. The unaudited pro forma per share data is presented for informational purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial condition of Exar that would have been reported had the merger been completed as of the date presented, and should not be taken as representative of future consolidated results of operations or financial condition of Exar.

	Historical Exar	Historical Sipex (B)	Pro Forma Combined	Pro Forma Equivalent of One Sipex Share (A)
Basic and diluted earnings (loss) per share
Twelve months ended March 31, 2007	$0.22	$(1.88)	$(0.70)	$(0.47)

Book value per share:
March 31, 2007	$11.25	$(0.66)	$12.40	$8.28

Outstanding shares (in thousands)
March 31, 2007	36,155	18,687	48,636

(A)	The Pro Forma Equivalent of One Sipex Share amounts were calculated by multiplying the exchange ratio in the merger of 0.6679 by the pro forma combined diluted earnings (loss) and book value per share, respectively.
(B)	The historical Sipex diluted loss per share is for the twelve months ended March 31, 2007. The book value per share is as of March 31, 2007.

COMPARATIVE PER SHARE MARKET PRICE DATA

Exar common stock trades on the Nasdaq Global Market under the symbol “EXAR.” Sipex common stock trades on the Nasdaq Global Market under the symbol “SIPX.”

The following table shows the high and low sales prices per share of Exar common stock and Sipex common stock (1) on May 7, 2007, the last full trading day preceding public announcement that Exar and Sipex had entered into the merger agreement, as reported on the Nasdaq Global Market and Nasdaq Capital Market, respectively, and (2) on July 17, 2007, the last full trading day for which high and low sales prices were available as of the date of this joint proxy statement/prospectus, each as reported on the Nasdaq Global Market.

The table also includes the equivalent high and low sales prices per share of Sipex common stock on those dates. These equivalent high and low sales prices per share reflect the fluctuating value of the Exar common stock that Sipex stockholder would receive in exchange for each share of Sipex common stock if the merger was completed on either of these dates, applying the exchange ratio of 0.6679 of a share of Exar common stock for each share of Sipex common stock.

	Exar Common Stock		Sipex Common Stock		Equivalent Sipex Price Per Share
	High	Low	High	Low	High	Low
May 7, 2007	$14.05	$13.76	$9.24	$8.95	$9.38	$9.19
July 17, 2007	$14.28	$13.91	$9.50	$8.98	$9.54	$9.29

The above table shows only historical comparisons. These comparisons may not provide meaningful information to Exar stockholders in determining whether to approve the issuance of Exar common stock in the merger and to Sipex stockholders in determining whether to adopt the merger agreement and approve the merger. Exar and Sipex stockholders are urged to obtain current market quotations for Exar and Sipex common stock and to review carefully the other information contained in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus. Historical market prices are not indicative of future market prices.

RISK FACTORS

By voting in favor of adoption of the merger agreement and approval of the merger at the Sipex special meeting, Sipex stockholders will be choosing to invest in Exar common stock. An investment in Exar common stock involves a high degree of risk. In addition to the other information contained in this document, Sipex stockholders should carefully consider the following risk factors in deciding whether to vote in favor of adoption of the merger agreement and approval of the merger, and Exar stockholders should carefully consider the following risk factors in deciding whether to vote in favor of the issuance of shares of Exar common stock in the merger. Sipex stockholders and Exar stockholders should keep these risk factors in mind when they read forward-looking statements. See “Cautionary Statement Regarding Forward-Looking Statements in this Document.”

Risks Related to the Merger

If Exar and Sipex are not able to successfully integrate, operate and manage the combined company effectively, it could have a material adverse effect on Exar’s business, financial condition and operating results and could result in loss of key personnel.

Exar will need to effectively address significant challenges to realize the expected benefits and synergies of the merger. The integration of companies is a complex, time-consuming and expensive process that, without proper planning, implementation and execution, could disrupt the businesses of Exar and Sipex. Integration over multiple geographies throughout the world presents even greater challenges. These challenges include but are not limited to:

•	integrating the management teams, strategies, cultures and operations of the two companies;

•	retaining and assimilating the key personnel of each company;

•	integrating sales, engineering, operations, marketing and business development operations;

•	retaining and maintaining relationships with existing customers and distribution and other partners of each company;

•	achieving enterprise synergies;

•	managing multiple geographic locations;

•	integrating purchasing and procurement and retaining the main sources of supply and/or services of both companies;

•	developing new products and services that optimize the assets and resources of both companies;

•	coordinating research and development activities to enhance the timely introduction of new products and technologies;

•	consolidating corporate, IT, sales, engineering, operations and administrative infrastructures; and

•	creating uniform standards, controls (including internal controls over financial reporting), procedures, policies and information systems.

Meeting these challenges will involve considerable risks, such as:

•	the potential disruption of each company’s ongoing business and distraction of their respective management teams;

•	the difficulty of fully leveraging acquired technology and intellectual property rights into Exar’s products;

•	unanticipated expenses related to integration, including technical and operational integration;

•

the impairment of relationships with employees, customers and channel partners such as Future Electronics Inc., which is referred to in this joint proxy/statement prospectus as “Future Electronics” or “Future,” as a result of the integration process; and

•	potential unknown liabilities associated with the merger.

Neither Exar nor Sipex has experience in integrating businesses and operations of the same magnitude and scope. There can be no assurance that Exar and Sipex will succeed in integrating Sipex’s business into Exar’s or that Exar will realize the anticipated benefits of the merger. If the companies do not succeed in addressing these challenges or any other problems encountered in connection with the merger, Exar’s operating results and financial condition could be adversely affected.

Sipex stockholders will receive a fixed number of shares of Exar common stock despite changes in the market value of Exar common stock or Sipex common stock.

Upon completion of the merger, each share of Sipex common stock will be converted into 0.6679 shares of Exar common stock. There will be no adjustment to the consideration payable to Sipex stockholders in connection with the merger for changes in the market price of Exar common stock or Sipex common stock. In addition, neither Exar nor Sipex may terminate the merger agreement solely because of changes in the market price of the other company’s common stock. Accordingly, the dollar value of Exar common stock that Sipex stockholders will receive in the merger may be different from the dollar value of Exar common stock on the date that Sipex stockholders adopt the merger agreement and approve the merger and Exar stockholders approve the issuance of Exar common stock in the merger. The historical share prices of both Sipex common stock and Exar common stock have experienced significant volatility. Exar cannot predict or give any assurances as to the market price of Exar common stock at any time before or after the completion of the merger. You should obtain recent market quotations of Exar and Sipex common stock before you return your proxy card or cast your vote at the applicable special meeting of stockholders.

If the merger is not completed, Exar’s and Sipex’s stock prices and future businesses and operations could be harmed.

Exar’s and Sipex’s obligations to complete the merger are subject to conditions, many of which are beyond the control of Exar and Sipex. If the merger is not completed for any reason, each company may be subject to a number of material risks, including the following:

•	either company may be required under certain circumstances to pay the other a termination fee equal to $6.5 million;

•	the price of Exar common stock and Sipex common stock may decline;

•	costs related to the merger, such as financial advisory, legal, accounting and printing fees, must be paid even if the merger is not completed; and

•	if the merger is not completed, Exar and Sipex would fail to derive the benefits expected to result from the merger.

In addition, if the merger is terminated, either company may be unable to find a partner willing to engage in a similar transaction on terms as favorable as those set forth in the merger agreement, or at all. This could limit each company’s ability to pursue its respective strategic goals.

The market price of Exar common stock may decline as a result of the merger.

The market price of Exar common stock may decline as a result of the merger for a number of reasons including:

•	the integration of Exar and Sipex may be unsuccessful;

•	Exar may not achieve the perceived benefits of the merger as rapidly as, or to the extent, anticipated by the companies or financial or industry analysts; or

•	the effect of the merger on Exar’s financial results may not be consistent with the expectations of the companies or financial or industry analysts.

Uncertainty regarding the merger may cause customers, suppliers and channel partners to delay or defer decisions concerning Exar and Sipex and adversely affect each company’s ability to attract and retain key employees.

The merger will occur only if stated conditions are met, including, among others, the adoption of the merger agreement and approval of the merger by Sipex’s stockholders and approval of the issuance of shares of Exar common stock in the merger by Exar’s stockholders. Many of the conditions are outside the control of Exar and Sipex, and both parties also have rights to terminate the merger agreement under specified circumstances. Accordingly, there may be uncertainty regarding the completion of the merger. This uncertainty may cause customers, suppliers and channel partners such as Future Electronics to delay or defer decisions concerning Exar or Sipex products, which could negatively affect their respective businesses. Customers, suppliers and channel partners such as Future Electronics may also seek to change existing agreements with Exar or Sipex as a result of the merger. Any delay or deferral of those decisions or changes in existing agreements could have a material adverse effect on the respective businesses of Exar and Sipex, regardless of whether the merger is ultimately completed. Moreover, diversion of management focus and resources from the day-to-day operation of the business to matters relating to the merger could have a material adverse effect on each company’s business, regardless of whether the merger is completed. Current and prospective employees of each company may experience uncertainty about their future roles with the combined company. This may adversely affect each company’s ability to attract and retain key management, sales, marketing, operations and technical personnel.

Failure to retain key employees could diminish the anticipated benefits of the merger.

The success of the merger will depend in part on the retention of personnel critical to the business and operations of the combined company due to, for example, their technical skills or management expertise. Employees may experience uncertainty about their future roles with Exar and Sipex until clear strategies are announced or executed. Exar and Sipex, while similar, do not have the same corporate cultures, and some Exar and Sipex employees may not want to work for the combined company. In addition, competitors may recruit employees during Exar’s integration of Sipex, as is common in high technology mergers. If Exar and Sipex are unable to retain personnel that are critical to the successful integration and future operation of the companies, Exar and Sipex could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how, and unanticipated additional recruitment and training costs. In addition, the loss of key personnel could diminish the benefits of the merger actually achieved by the combined company.

Exar and Sipex officers and directors have conflicts of interest that may influence them to support or approve the merger.

The directors and officers of Sipex and Exar have interests in the merger that are different from, or in addition to, those of Sipex and Exar stockholders. The directors and officers of Sipex and Exar could be more likely to recommend and approve the merger agreement than if they did not hold these interests. Exar and Sipex stockholders should consider whether these interests might have influenced these directors and officers to support or recommend the merger. These interests include the following:

•	Exar has agreed to indemnify each present and former Sipex officer and director against liabilities arising out of such person’s services as an officer or director of Sipex prior to the merger;

•	certain officers and employees of Sipex may be entitled to payment of certain benefits or acceleration of Sipex options under certain circumstances following the closing of the merger;

•

Exar and Sipex have agreed that Exar’s board of directors will appoint Sipex’s chief executive officer, Ralph Schmitt, and Sipex directors Brian Hilton and Pierre Guilbault, to Exar’s board of directors upon the closing of the merger;

•	Mr. Schmitt will become president and chief executive officer of Exar upon the closing of the merger and has entered into an employment agreement with Exar; and

•	Edward Lam, the current senior vice president, marketing and business development of Sipex, will become senior vice president, product lines, of Exar following the merger.

See “The Merger—Interests of Certain Persons in the Merger.”

The merger may go forward in certain circumstances even if Exar or Sipex suffers a material adverse effect.

In general, either party can refuse to complete the merger if, in the aggregate, breaches of the other party’s representations and warranties rise to the level of a material adverse effect. However, neither party may refuse to complete the merger on that basis if the effect results from:

•	a decrease in such entity’s stock price or the failure to meet or exceed Wall Street research analysts’ earnings or other estimates or projections in and of itself;

•	any change, event, circumstance or effect that directly and primarily results from the public announcement or pendency of the transactions contemplated by the merger agreement;

•	changes in any applicable laws or regulations or applicable generally accepted accounting principles or the interpretations thereof; or

•

any change, event, circumstance or effect that results from changes affecting the product markets in which Exar or Sipex operates, changes affecting U.S. or global economic conditions or financial markets generally or changes resulting generally from any act of war or terrorism (or any escalation thereof), which in each case do not disproportionately affect the relevant company in any material respect relative to other similarly situated entities operating in a comparable product market or markets.

If a material adverse effect is discovered as result of a breach of the other party’s representations and warranties but Exar and Sipex must still complete the merger because the material adverse effect results from one of the events described in the four bullet points above, Exar’s stock price may suffer. This in turn may reduce the value of the merger to Exar and Sipex stockholders.

The termination fee and restrictions on solicitation contained in the merger agreement may discourage other companies from trying to acquire Exar or Sipex.

Until the completion of the merger, with limited exceptions, the merger agreement prohibits Exar and Sipex from entering into an alternative acquisition transaction with, or soliciting any alternative acquisition proposal from, another party. Exar and Sipex have agreed to pay the other a termination fee of $6.5 million in specified circumstances, including where Exar’s or Sipex’s board of directors withdraws its support of the merger to enter into a business combination with a third party. These provisions could discourage other companies from trying to acquire Exar or Sipex even though, in the case of Sipex, those other companies might be willing to offer greater value to Sipex stockholders than Exar has offered in the merger.

The merger will result in substantial dilution of the ownership interests of current Exar stockholders.

Upon completion of the merger, each share of Sipex common stock will be exchanged for 0.6679 of a share of Exar common stock. As a result, based on the number of outstanding shares of common stock of Exar and Sipex on May 7, 2007, the current stockholders of Exar will own approximately 68% of the outstanding common stock of the combined company on a fully-diluted basis. This represents substantial dilution of the ownership interests of the current Exar stockholders.

Because a significant portion of Exar’s total assets will be represented by goodwill that is subject to mandatory annual impairment evaluations, Exar could be required to write off some or all of this goodwill, which may adversely affect the combined company’s financial condition and results of operations.

Exar will account for the acquisition of Sipex using the purchase method of accounting. A portion of the purchase price for this business will be allocated to identifiable tangible and intangible assets and assumed liabilities based on estimated fair values at the date of consummation. Any excess purchase price will be allocated to goodwill. In accordance with the Financial Accounting Standards Board’s Statement No. 142, Goodwill and Other Intangible Assets, goodwill is not amortized but is reviewed annually, or more frequently if impairment indicators arise, for impairment. Exar has estimated that the goodwill to be recorded in connection with this acquisition will total approximately $150.5 million. When the combined company performs future impairment tests, it is possible that the carrying value of goodwill could exceed its implied fair value and therefore would require adjustment. Such adjustment would result in a charge to operating income in that period. Once adjusted, there can be no assurance that there will not be further adjustments for impairment in future periods.

Exar and Sipex expect to incur significant costs associated with the merger.

Exar estimates that it will incur direct transaction costs of approximately $3.9 million associated with the merger, including direct costs of the acquisition as well as liabilities to be accrued in connection with the acquisition. In addition, Sipex estimates that it will incur direct transaction costs of approximately $2.7 million which will be expensed as incurred. Exar and Sipex believe the combined entity may incur charges to operations, which are not currently reasonably estimable, in the quarter in which the merger is completed or the following quarters, to reflect costs associated with integrating the two companies. There is no assurance that the combined company will not incur additional material charges in subsequent quarters to reflect additional costs associated with the merger. Exar and Sipex anticipate that the combination will require significant cash outflows for acquisition and integration related costs. If the benefits of the merger do not exceed the costs of integrating the businesses of Exar and Sipex, the combined company’s financial results may be adversely affected.

Risks Related to Exar

Exar is subject to a number of risks. Some of these risks are endemic to the high technology industry and are the same or similar to those disclosed in Exar’s previous SEC filings, and some new risks may arise in the future. The fact that certain risks are endemic to the high technology industry does not lessen the significance of these risks.

As a result of these risks, Exar’s business, financial condition or results of operations could be materially and adversely affected. This could cause the trading price of Exar common stock to decline, and stockholders might lose some or all of their investment.

If Exar fails to develop and introduce new products in its core or new markets that meet evolving market needs or Exar is unable to grow revenues, then Exar’s business, financial condition and results of operations could be materially and adversely impacted.

The markets for Exar’s products are characterized by:

•	changing technologies;

•	evolving and competing industry standards;

•	changing customer requirements;

•	increasing product development costs;

•	long design-to-production cycles;

•	competitive solutions;

•	fluctuations in capital equipment spending levels and/or deployment;

•	rapid adjustments in customer demand and inventory;

•	increasing functional integration;

•	increasing price pressure;

•	moderate to slow growth;

•	frequent product introductions and enhancements;

•	changing competitive landscape (consolidation, financial viability); and

•	finite market windows for introduction.

Exar’s growth depends in part on the successful development of new products for its core markets. Exar must: (i) anticipate customer and market requirements and changes in technology and industry standards; (ii) properly define and develop, on a timely basis, new products; (iii) gain access to and use technologies in a cost-effective manner; (iv) continue to expand its technical and design expertise; (v) timely introduce and cost-effectively manufacture new products; (vi) differentiate its products from its competitors’ offerings; and (vii) gain customer acceptance of its products. In addition, Exar must continue to have its products designed into its customers’ future products and maintain close working relationships with key customers to develop new products that meet their evolving needs. Moreover, Exar must respond to shifts in market demands, the trend towards increasing functional integration and other changes in a rapid and cost-effective manner. Migration from older products to newer products may result in volatility of earnings during periods of transition to new products.

Products for communications applications are based on continually evolving industry standards and new technologies. Exar’s ability to compete will depend in part on its ability to identify and ensure compliance with these industry standards. The emergence of new standards could render Exar’s products incompatible with systems developed by major communications equipment manufacturers. As a result, Exar could be required to invest significant time, effort and expenses to develop and qualify new products to ensure compliance with industry standards.

The process of developing and supporting new products is complex, expensive and uncertain, and if Exar fails to accurately predict and understand its customers’ changing needs and emerging technological trends, its business may be harmed. In addition, Exar may make significant investments to modify new products according to input from one or more customers who then, in the end, may choose another competitor’s, an internal solution, or cancel the project. Exar may not be able to identify new product opportunities successfully, develop and bring to market new products, achieve design wins, ensure when and which design wins actually get released to production, or respond effectively to technological changes or product announcements by its competitors. In addition, Exar may not be successful in developing or using new technologies or may incorrectly anticipate market demand and develop products that achieve little or no market acceptance. Exar’s pursuit of technological advances may require substantial time and expense and may ultimately prove unsuccessful. Failure in any of these areas may harm Exar’s business, financial condition and results of operations.

If Exar is unable to convert a significant portion of its design wins into actual revenue, Exar’s business, financial condition and results of operations could be materially and adversely impacted.

Exar has secured a significant number of design wins for new and existing products. Such design wins are necessary for revenue growth. However, many of Exar’s design wins may never generate revenues if their end-customer projects are unsuccessful in the market place or the end-customer terminates the project, which may occur for a variety of reasons. Mergers and consolidation among Exar’s customers may lead to termination of certain projects before the associated design win generates revenue. Additionally, some of Exar’s design wins are with privately-held, early-stage companies that may fail to bring their product to market or gain market acceptance. If design wins do generate revenue, the time lag between the design win and meaningful revenue may be in excess of eighteen months. If Exar fails to convert a significant portion of its design wins into substantial revenue, Exar’s business, financial condition and results of operations could be materially and adversely impacted.

Exar’s financial results may fluctuate significantly because of a number of factors, many of which are beyond its control.

Exar’s financial results may fluctuate significantly. Some of the factors that affect Exar’s financial results, many of which are difficult or impossible to control or predict, are:

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its difficulty in predicting revenues and ordering the correct mix of products from suppliers due to limited visibility provided by customers and channel partners coupled with a high number of orders placed for products to be shipped in the same quarter;

•	the reduction, rescheduling, cancellation or timing of orders by its customers and channel partners due to, among others, the following factors:

•	management of customer, subcontractor and/or channel inventory;

•	dependency on a single product with a single customer;

•	volatility of demand for equipment sold by its large customers, which in turn, introduces demand volatility for its products;

•	temporary disruption in customer demand as customers change or modify their complex subcontract manufacturing supply chain;

•	temporary disruption in customer demand due to technical issues with its chip or other components in their system;

•	the inability of its customers to obtain components from their other suppliers; and

•	disruption in the sales or distribution channels;

•	changes in sales and implementation cycles for its products;

•	the ability of its suppliers, customers and communications service providers to obtain financing or to fund capital expenditures;

•	changes in the mix of products that its customers purchase;

•	risks associated with entering new markets, such as increased competition, should it decide to do so;

•	the announcement or introduction of products by it competitors;

•	loss of market share by its customers;

•	competitive pressures on selling prices or product availability;

•	pressures on selling prices overseas due to foreign currency exchange fluctuations;

•	erosion of average selling prices coupled with the inability to sell newer products with higher average selling prices, resulting in lower overall revenue and margins;

•	market and/or customer acceptance of its products;

•	consolidation among its competitors, its customers and/or its customers’ customers;

•	changes in its customers’ end user concentration or requirements;

•	loss of one or more major customers;

•	significant changes in ordering pattern by major customers;

•	its or its channel partners’ ability to maintain and manage appropriate inventory levels;

•	the availability and cost of materials and services, including foundry, assembly and test capacity, needed from its foundries and suppliers;

•

if wafer fabrication or packaging and test suppliers discontinue or experience extended disruption of supply, it may incur increased costs to obtain alternative suppliers or investment in inventory to meet continuity of supply obligations to customers;

•	temporary disruptions in its or its customers’ supply chain due to natural disaster, fire, outbreak of communicable diseases, labor disputes or civil unrest;

•	fluctuations in the manufacturing output, yields and capacity of its suppliers;

•	fluctuation in suppliers’ capacity due to reorganization, relocation or shift in business focus;

•	problems, costs, or delays that it may face in shifting its products to smaller geometry process technologies and in achieving higher levels of design and device integration;

•	its ability to successfully introduce and transfer into production new products and/or integrate new technologies;

•	increase in manufacturing costs;

•	higher mask tooling costs associated with advanced technologies;

•	the amount and timing of its investment in research and development;

•	costs and business disruptions associated with the merger agreement or regulatory issues;

•	the timing and amount of employer payroll tax to be paid on its employees’ gains on stock options exercised;

•	increased costs and time associated with compliance with accounting rules or other regulatory requirements;

•	changes in accounting or other regulatory rules, such as the requirement to record expenses for stock-based compensation;

•	fluctuations in interest rates and/or market values of its marketable securities;

•	litigation costs associated with the defense of suits brought or complaints made against it; and

•	changes in or continuation of certain tax provisions.

As a consequence, operating results for a particular future period are difficult to predict and prior results are not necessarily indicative of results to be expected in the future. Any of the foregoing factors, or any other factors discussed elsewhere herein or in Exar’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2006, may have a material adverse effect on Exar’s business, financial condition and results of operations.

The general state of the U.S. and global economies, as well as the communications equipment market, may continue to materially and adversely affect Exar’s business, financial condition and results of operations.

Periodic declines or fluctuations in corporate profits, lower capital equipment spending, the impact of conflicts throughout the world, terrorist acts, natural disasters, volatile energy costs, the outbreak of communicable diseases and other geopolitical factors have had, and may continue to have, a negative impact on the U.S. and global economies. Exar’s revenue and profitability have generally followed market fluctuations of the communications equipment industry. These market fluctuations have affected carrier capital equipment spending which in turn has affected the demand for Exar’s customers’ products, thus affecting its revenues and profitability. Communications service providers and equipment manufacturers continue to experience consolidation in their industries which may result in project delays or cancellations. Uncertainties in anticipated communications equipment spending levels or further consolidation may adversely affect Exar’s business, financial condition and results of operations.

Exar is unable to predict the strength or duration of current communications market conditions or effects of equipment manufacturer consolidation. If the sector does not improve measurably, or declines, Exar’s business, financial condition and results of operations may be materially and adversely impacted.

Utilization of acquired technology.

Exar has acquired and may in the future acquire intellectual property to accelerate its time to market for new products. Acquisitions of intellectual property may involve risks such as successful technical integration into new products, market acceptance of new products, and achievement of planned return on investment. The timely and efficient integration of acquired technology may be adversely impacted by inherent design deficiencies or application requirements. The potential failure of or delay in product introduction utilizing acquired intellectual property could lead to an impairment of capitalized intellectual property acquisition costs.

Competition in the markets in which Exar participates, or may participate, may make it more difficult for Exar to be successful.

Exar competes against an established group of semiconductor companies that focus on similar markets. These competitors include LSI Logic Corporation, Applied Micro Circuits Corporation, Integrated Device Technology Inc., Maxim Integrated Products Inc., Mindspeed Technologies Inc., PMC Sierra, Inc., NXP (formerly of Royal Philips Electronics), Texas Instruments Incorporated, TranSwitch Corporation and Vitesse Semiconductor Corporation. Additionally, Exar is facing competition from other established companies and start-up businesses that seek to enter the markets in which it participates.

Exar has experienced increased competition at the design stage, where customers evaluate alternative solutions based on a number of factors, including price, performance, product features, technologies, and availability of long-term product supply and/or roadmap guarantee. Additionally, Exar experiences, in some cases, severe pressure on pricing from some of its competitors or on-going cost reduction expectations from customers. Such circumstances may make some of Exar’s products unattractive due to price or performance measures and result in losing its design opportunities or causing a decrease in its revenue and margins. Also, competition from new companies in emerging economy countries with significant lower costs could affect Exar’s selling price and gross margins.

If Exar’s distributors or sales representatives stop selling or fail to successfully promote Exar’s products, its business, financial condition, and results of operations could be adversely affected.

Exar sells many of its products through two non-exclusive distributors and numerous sales representatives. Exar’s non-exclusive distributors and sales representatives may carry Exar’s competitors’ products, which could adversely impact or limit sales of Exar’s products. Additionally, they could reduce or discontinue sales of Exar’s products or may not devote the resources necessary to sell Exar’s products in the volumes and within the time frames that Exar expects. Moreover, Exar depends on the continued viability and financial resources of these distributors and sales representatives, some of which are small organizations with limited working capital. In turn, these distributors and sales representatives are subject to general economic and semiconductor industry conditions. Exar believes that its success will continue to depend on these distributors and sales representatives. If some or all of Exar’s distributors and sales representatives experience financial difficulties, or otherwise become unable or unwilling to promote and sell Exar’s products, Exar’s business, financial condition and results of operations could be adversely affected.

Exar depends on third-party foundries to manufacture its integrated circuits. Any disruption in or loss of the foundries’ capacity to manufacture Exar’s products subjects it to a number of risks, including the potential for an inadequate supply of products and higher materials costs. These risks may lead to delayed product delivery or increased costs, which could materially and adversely affect Exar’s business, financial condition and results of operations.

Exar does not own or operate a semiconductor fabrication facility, or a foundry. Most of Exar’s products are based on complementary metal oxide semiconductor, or CMOS, processes. Chartered Semiconductor Manufacturing Ltd., or Chartered, located in Singapore, manufactures the majority of the CMOS wafers from which its products are manufactured. Chartered produces semiconductors for many other companies (many of which have greater requirements than Exar), and therefore Exar may not have access on a timely basis to sufficient capacity or certain process technologies. In addition, Exar relies on Chartered’s continued financial health and ability to continue to invest in smaller geometry manufacturing processes and foundries.

Many of Exar’s new products are designed to take advantage of smaller geometry manufacturing processes. Due to the complexity and increased cost of migrating to smaller geometries, Exar may experience problems, which could result in design and production delays of its products. If such delays occur, Exar’s products may have delayed market acceptance or customers may select its competitors’ products during the design process.

Exar does not have long-term wafer supply agreements with Chartered or its other foundries that would guarantee wafer quantities, prices, delivery or lead times. Rather, the foundries manufacture Exar’s products on a purchase order basis. Exar provides Chartered and its other foundries with rolling forecasts of its production requirements. However, the ability of Exar’s foundries to provide wafers is limited by the foundries’ available capacity.

In addition, Exar cannot be certain that it will continue to do business with Chartered or its other foundries on terms as favorable as its current terms. Significant risks associated with Exar’s reliance on third party foundries include:

•	the lack of assured process technology and wafer supply;

•	financial and operating stability of the foundries;

•	limited control over delivery schedules;

•	limited manufacturing capacity of the foundries;

•	limited control over quality assurance, manufacturing yields and production costs; and

•	potential misappropriation of its intellectual property.

Exar could experience a substantial delay or interruption in the shipment of its products or an increase in its costs due to any of the following:

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a manufacturing disruption experienced by foundries utilized by it or sudden reduction or elimination of any existing source or sources of semiconductor manufacturing materials or processes, which might include the potential closure, change of ownership, change of management or consolidation by one of its foundries;

•	extended time required to identify, qualify and transfer to alternative manufacturing sources for existing or new products;

•	failure of its foundries to obtain raw materials and equipment;

•	financial and operating stability of the foundries or any of their suppliers;

•	acts of terrorism or civil unrest or an unanticipated disruption due to communicable diseases, political instability or natural disasters; and

•	a sudden, sharp increase in demand for semiconductor devices, which could strain the foundries’ manufacturing resources and cause delays in manufacturing and shipment of its products.

If Exar’s foundries discontinue or limit the availability of the manufacturing processes needed to meet its demands or are unable to provide the technologies needed to manufacture its products, Exar may face production delays, which could materially and adversely impact its business, financial condition and results of operations.

Exar’s wafer requirements represent a small portion of the total production of the foundries that manufacture its products. As a result, Exar is subject to the risk that a foundry may cease production of a wafer fabrication process required by it. Additionally, Exar cannot be certain that its foundries will continue to devote resources to the production of its products or continue to advance the process design technologies on which the manufacturing of its products are based. Each of these events could increase Exar’s costs and harm its ability to deliver its products on time, or force it to terminate affected products, thereby materially and adversely affecting its business, financial condition and results of operations.

Exar’s dependence on third-party subcontractors to assemble and test its products subjects it to a number of risks, including the potential for an inadequate supply of products and higher materials costs. These risk may lead to delayed product delivery or increased costs, which could materially and adversely affect Exar’s business, financial condition and results of operations.

Exar depends on independent subcontractors in Asia for all of the assembly and the majority of the testing of its products. Exar’s reliance on these subcontractors involves the following risks:

•	its reduced control over manufacturing yields, production schedules and product quality;

•	the potential closure, change of ownership, change in business conditions or relationships, change of management or consolidation by one or more of its subcontractors;

•	long-term financial stability of its subcontractors and their ability to invest in new capabilities and/or expand capacity to meet increasing demand;

•	disruption of services due to the outbreak of communicable diseases, acts of terrorism, natural disasters, labor disputes, or civil unrest;

•	disruption of manufacturing or test services due to relocation of subcontractor manufacturing facilities;

•	subcontractors imposing higher minimum order quantities for substrates;

•	failure of its subcontractors to obtain raw materials and equipment;

•	increasing cost of raw materials resulting in higher package costs;

•	entry into “take-or-pay” agreements;

•	additional costs to qualify new local assembly subcontractors for prototypes;

•	difficulties in selecting, qualifying and integrating new subcontractors;

•	reallocation or limited manufacturing capacity of the subcontractors;

•	a sudden, sharp increase in demand for semiconductor devices, which could strain its subcontractor’s manufacturing resources and cause delays in manufacturing and shipment of its products;

•	limited warranties from its subcontractors for products assembled and tested for Exar;

•	possible unavailability of qualified assembly or test services;

•	the subcontractors may cease production on a specific package type used to assemble product required by Exar and the possible inability to obtain an alternate source to supply the package;

•	potential increases in assembly and test costs; and

•	third party subcontractors’ abilities to transition to smaller package types and to new package compositions.

These risks may lead to shipment delays and supply constraints of Exar’s products or increased cost for the finished products, either of which could adversely affect its business, financial condition or results of operations.

Exar’s reliance on foreign suppliers exposes it to risks associated with international operations, any of which could materially and adversely impact Exar’s business, financial condition and results of operations.

Exar uses semiconductor wafer foundries and assembly and test subcontractors throughout Asia to manufacture a significant portion of its products. Exar’s dependence on these subcontractors involves the following risks:

•	disruption of services due to political, civil, labor, and economic instability;

•	disruption of services due to natural disasters or outbreak of communicable diseases;

•	disruption of transportation to and from Asia;

•	embargoes or other regulatory limitations affecting the availability of raw materials, equipment or services;

•	changes in tax laws, tariffs and freight rates; and

•	compliance with local or international regulatory requirements.

These risks may lead to delays in product delivery or increased costs, either of which could harm Exar’s profitability and customer relationships, thereby materially and adversely impacting its business, financial condition and results of operations.

Exar depends in part on the continued service of its key engineering and management personnel and its ability to identify, hire, incentivize and retain qualified personnel. If Exar loses key employees or fails to identify, hire, incentivize and retain these individuals, its business, financial condition and results of operations could be materially and adversely impacted.

Exar’s future success depends, in part, on the continued service of its key design engineering, technical, sales, marketing and executive personnel and its ability to identify, hire, incentivize and retain other qualified personnel.

In the future, Exar may not be able to attract and retain qualified personnel, including executive officers and other key management and technical personnel necessary for the management of its business. Competition for skilled employees having specialized technical capabilities and industry-specific expertise continues to be a considerable risk inherent in the markets in which Exar competes. Volatility or lack of positive performance in Exar’s stock price and the ability to offer equity compensation to as many key employees or in amounts consistent with past practices, as a result of regulations regarding the expensing of options, may also adversely affect its ability to retain key employees, all of whom have been granted stock options. The failure to retain and recruit, as necessary, key design engineers, technical, sales, marketing and executive personnel could harm Exar’s business, financial condition and results of operations.

Exar’s results of operations could vary as a result of the methods, estimates, and judgments it uses in applying its accounting policies.

The methods, estimates, and judgments Exar uses in applying its accounting policies have a significant impact on its results of operations. Such methods, estimates, and judgments are, by their nature, subject to substantial risks, uncertainties, assumptions, and changes in rulemaking by the regulatory bodies; and factors may arise over time that lead Exar to change its methods, estimates, and judgments. Changes in those methods, estimates, and judgments could significantly affect Exar’s results of operations. In particular, the calculation of share-based compensation expense under Statement of Financial Accounting Standards, or SFAS, No. 123R, or SFAS 123R, “Share-Based Payment,” which requires Exar to use valuation methodologies (which were not developed for use in valuing employee stock options and restricted stock units) and a number of assumptions, estimates, and conclusions regarding matters such as expected forfeitures, expected volatility of Exar’s share price, the expected dividend rate with respect to Exar common stock, and the exercise behavior of Exar’s employees. Furthermore, there are no means, under applicable accounting principles, to compare and adjust Exar’s expense if and when Exar learns about additional information that may affect the estimates that it previously made, with the exception of changes in expected forfeitures of share-based awards. Factors may arise over time that lead Exar to change its estimates and assumptions with respect to future share-based compensation arrangements, resulting in variability in Exar’s share-based compensation expense over time. Changes in forecasted share-based compensation expense could impact Exar’s gross margin percentage; research and development expense; selling, general and administrative expense; and Exar’s tax rate.

Changes in Exar’s effective tax rate may have an adverse effect on its results of operations.

Exar’s future effective tax rates may be adversely affected by a number of factors including:

•	the jurisdictions in which profits are determined to be earned and taxed;

•	the resolution of issues arising from tax audits with various tax authorities;

•	changes in the valuation of Exar’s deferred tax assets and liabilities;

•	adjustments to estimated taxes upon finalization of various tax returns;

•	increases in expenses not deductible for tax purposes, including write-offs of acquired in-process research and development and impairment of goodwill in connection with acquisitions;

•	changes in available tax credits;

•	changes in tax laws or the interpretation of such tax laws and changes in generally accepted accounting principles; and/or

•	the repatriation of non-U.S. earnings for which Exar has not previously provided for U.S. taxes.

Any significant increase in Exar’s future effective tax rates could adversely impact net income for future periods. In addition, the U.S. Internal Revenue Service, or the IRS, and other tax authorities regularly examine Exar’s income tax returns. Exar’s results of operations could be adversely impacted if these assessments or any other assessments resulting from the examination of Exar’s income tax returns by the IRS or other taxing authorities are not resolved in Exar’s favor.

Exar’s engagement with foreign customers could cause fluctuations in its operating results, which could materially and adversely impact its business, financial condition and results of operations.

International sales have accounted for, and will likely continue to account for a significant portion of Exar’s revenues, which subjects it to the following risks:

•	changes in regulatory requirements;

•	tariffs and other barriers;

•	timing and availability of export or import licenses;

•	disruption of services due to political, civil, labor, and economic instability;

•	disruption of services due to natural disasters outside the United States;

•	disruptions to customer operations outside the United States due to the outbreak of communicable diseases;

•	difficulties in accounts receivable collections;

•	difficulties in staffing and managing foreign subsidiary and branch operations;

•	difficulties in managing sales channel partners;

•	difficulties in obtaining governmental approvals for communications and other products;

•	limited intellectual property protection;

•	foreign currency exchange fluctuations;

•	the burden of complying with foreign laws and treaties; and

•	potentially adverse tax consequences.

In addition, because sales of Exar’s products have been denominated primarily in U.S. dollars, increases in the value of the U.S. dollar as compared with local currencies could make its products more expensive to customers in the local currency of a particular country resulting in pricing pressures on its products. Increased international activity in the future may result in foreign currency denominated sales. Furthermore, because some of Exar’s customers’ purchase orders and agreements are governed by foreign laws, Exar may be limited in its ability, or it may be too costly for it, to enforce its rights under these agreements and to collect damages, if awarded.

The complexity of Exar’s products may lead to errors, defects and bugs, which could subject it to significant costs or damages and adversely affect market acceptance of its products.

Although Exar, its customers and its suppliers rigorously test Exar’s products, nonetheless they may contain undetected errors, weaknesses, defects or bugs when first introduced or as new versions are released. If any of Exar’s products contain production defects, reliability, quality or compatibility problems that are significant to its customers, Exar’s reputation may be damaged and customers may be reluctant to continue to buy its products, which could adversely affect its ability to retain and attract new customers. In addition, these defects or bugs could interrupt or delay sales of affected products, which could adversely affect Exar’s results of operations.

If defects or bugs are discovered after commencement of commercial production of a new product, Exar may be required to make significant expenditures of capital and other resources to resolve the problems. This could result in significant additional development costs and the diversion of technical and other resources from Exar’s other development efforts. Exar could also incur significant costs to repair or replace defective products. These costs or damages could have a material adverse effect on Exar’s financial condition and results of operations.

Because Exar’s communications integrated circuits typically have lengthy sales cycles, it may experience substantial delays between incurring expenses related to product development and the revenue derived from these products.

A significant portion of Exar’s revenue is derived from selling integrated circuits to communications equipment vendors. Due to their product development cycle, Exar has typically experienced at least an eighteen-month time lapse between its initial contact with a customer and realizing volume shipments. Exar first works with customers to achieve a design win, which may take nine months or longer. Exar’s customers then complete their design, test and evaluation process and begin to ramp-up production, a period which typically lasts an additional nine months. The customers of communications equipment manufacturers may also require a period of time for testing and evaluation, which may cause further delays. As a result, a significant period of time may elapse between Exar’s research and development efforts and its realization of revenue, if any, from volume purchasing of its communications products by its customers. Due to the length of the communications equipment vendors’ product development cycle, the risks of project cancellation by Exar’s customers, price erosion or volume reduction are present for an extended period of time.

Exar has made and may in the future make acquisitions and significant strategic equity investments, which may involve a number of risks. If Exar is unable to address these risks successfully, such acquisitions and investments could have a materially adverse impact on its business, financial condition and results of operations.

Exar has undertaken a number of strategic acquisitions and investments in the past and may do so from time to time in the future. The risks involved with these acquisitions and investments include:

•	the possibility that it may not receive a favorable return on its investment or incur losses from its investment, or the original investment may become impaired;

•	failure to satisfy or set effective strategic objectives;

•	its assumption of known or unknown liabilities or other unanticipated events or circumstances; and

•	the diversion of management’s attention from normal daily operations of the business.

Additional risks involved with acquisitions include:

•	difficulties in integrating the operations, technologies, products and personnel of the acquired company or its assets;

•	difficulties in supporting acquired products or technologies;

•	difficulties or delays in the transfer of manufacturing flows and supply chains of products of acquired businesses;

•	failure to retain key personnel;

•	unexpected capital equipment outlays and related expenses;

•	difficulties in entering markets in which it has limited or no direct prior experience and where competitors in such markets may have stronger market positions;

•	insufficient revenues to offset increased expenses associated with acquisitions;

•	under-performance problems with an acquired company;

•	issuance of common stock that would dilute its current stockholders’ percentage ownership;

•	recording of goodwill and non-amortizable intangible assets that will be subject to periodic impairment testing and potential impairment charges against its future earnings;

•	incurring amortization expenses related to certain intangible assets;

•	the opportunity cost associated with committing capital in such investments;

•	incurring large and immediate write-offs; and

•	becoming subject to litigation.

Risks involved with strategic equity investments include:

•	the possibility of litigation resulting from these types of investments;

•	the possibility that it may not receive early access to disruptive technology;

•	the possibility that it may not receive a financial return on its investments or incur losses from these investments;

•	a changed or poorly executed strategic plan; and

•	the opportunity cost associated with committing capital in such investments.

Exar may not be able to address these risks successfully without substantial expense, delay or other operational or financial problems. Any delays or other such operations or financial problems could adversely impact Exar’s business, financial condition and results of operations.

Exar’s backlog may not result in future revenue.

Due to the possibility of customer changes in delivery schedules and quantities actually purchased, cancellation of orders, distributor returns or price reductions, Exar’s backlog at any particular date is not necessarily indicative of actual sales for any succeeding period. Exar may not be able to meet its expected revenue levels or results of operations if there is a reduction in its order backlog during any particular period and it is unable to replace those sales during the same period.

Fixed operating expenses and Exar’s practice of ordering materials in anticipation of future customer demand could make it difficult for it to respond effectively to sudden swings in demand and result in higher than expected costs and excess inventory. Such sudden swings in demand could therefore have a material adverse impact on Exar’s business, financial condition and results of operations.

Exar’s operating expenses are relatively fixed in the short to medium term, and therefore, it has limited ability to reduce expenses quickly and sufficiently in response to any revenue shortfall. In addition, Exar typically plans its production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. From time to time, in response to anticipated long lead times to obtain inventory and materials from its outside suppliers and foundries, Exar may order materials in advance of anticipated customer demand. This advance ordering may result in excess inventory levels or unanticipated inventory write-downs if expected orders fail to materialize.

This incremental cost could have a materially adverse impact on Exar’s business, financial condition and results of operations.

Exar may be unable to protect is intellectual property rights, which could harm its competitive position.

Exar’s ability to compete is affected by its ability to protect its intellectual property rights. Exar relies on a combination of patents, trademarks, copyrights, mask work registrations, trade secrets, confidentiality procedures and non-disclosure and licensing arrangements to protect its intellectual property rights. Despite these efforts, Exar may be unable to protect its proprietary information. Such intellectual property rights may not be recognized or if recognized, it may not be commercially feasible to enforce. Moreover, Exar cannot be certain that its competitors will not independently develop technology that is substantially similar or superior to its technology.

More specifically, Exar’s pending patent applications or any future applications may not be approved, and any issued patents may not provide it with competitive advantages or may be challenged by third parties. If challenged, Exar’s patents may be found to be invalid or unenforceable, and the patents of others may have an adverse effect on its ability to do business. Furthermore, others may independently develop similar products or processes, duplicate Exar’s products or processes or design around any patents that may be issued to Exar.

Exar could be required to pay substantial damages or could be subject to various equitable remedies if it were proven that it infringed the intellectual property rights of others.

As a general matter, the semiconductor industry is characterized by substantial litigation regarding patents and other intellectual property rights. If a third party were to prove that Exar’s technology infringed its intellectual property rights, Exar could be required to pay substantial damages for past infringement and could be required to pay license fees or royalties on future sales of its products. If Exar were required to pay such license fees whenever it sold its products, such fees could exceed Exar’s revenue. In addition, if it were proven that Exar willfully infringed a third party’s proprietary rights, it could be held liable for three times the amount of the damages that it would otherwise have to pay. Such intellectual property litigation could also require Exar to:

•	stop selling, incorporating or using its products that use the infringed intellectual property;

•

obtain a license to make, sell or use the relevant technology from the owner of the infringed intellectual property, which license may not be available on commercially reasonable terms, if at all; and/or

•	redesign its products so as not to use the infringed intellectual property, which may not be technically or commercially feasible.

Furthermore, the defense of infringement claims and lawsuits, regardless of their outcome, would likely be expensive to resolve and could require a significant portion of Exar’s management’s time. In addition, rather than litigating an infringement matter, Exar may determine that it is in its best interests to settle the matter. Terms of a settlement may include the payment of damages and Exar’s agreement to license technology in exchange for a license fee and ongoing royalties. These fees could be substantial. If Exar were required to pay damages or otherwise became subject to such equitable remedies, its business, financial condition and results of operations would suffer. Similarly, if Exar were required to pay license fees to third parties based on a successful infringement claim brought against it, such fees could exceed its revenue.

To secure foundry capacity, Exar may be required to enter into financial and other arrangements with foundries, which could result in the dilution of its earnings or otherwise harm its operating results.

Allocation of a foundry’s manufacturing capacity may be influenced by a foundry customer’s size, the existence of a long-term agreement with the foundry or other commitments. To address foundry capacity constraints, Exar and other semiconductor companies that rely on third-party foundries have utilized various arrangements, including equity investments in or loans to foundries in exchange for guaranteed production capacity, joint ventures to own and operate foundries or “take or pay” contracts that commit a company to purchase specified quantities of wafers over extended periods. While Exar is not currently a party to any of these arrangements, it may decide to enter into these arrangements in the future. Exar cannot be sure, however, that these arrangements will be available to it on acceptable terms, if at all. Any of these arrangements could require Exar to commit substantial capital and, accordingly, could require it to reduce its cash holdings, incur additional debt or secure equity financing. This could result in the dilution of Exar’s earnings or the ownership of its stockholders or otherwise harm its operating results. Furthermore, there can be no assurance that Exar will be able to obtain sufficient foundry capacity in the future pursuant to such arrangements.

Exar’s stock price is volatile.

The market price of Exar common stock has fluctuated significantly to date. In the future, the market price of Exar common stock could be subject to significant fluctuations due to:

•	its anticipated or actual operating results;

•	announcements or introductions of new products by it or its competitors;

•	technological innovations by it or its competitors;

•	product delays or setbacks by it, its customers or its competitors;

•	potential supply disruptions;

•	sales channel interruptions;

•	concentration of sales among a small number of customers;

•	conditions in the communications and semiconductor markets;

•	the commencement and/or results of litigation;

•	changes in estimates of its performance by securities analysts;

•	decreases in the value of its investments, thereby requiring an asset impairment charge against earnings;

•	repurchasing shares of its common stock;

•	announcements of merger or acquisition transactions;

•	the impact of expensing stock options; and/or

•	general global economic and market conditions.

In the past, securities and class action litigation has been brought against companies following periods of volatility in the market prices of their securities. Exar may be the target of one or more of these class action suits, which could result in significant costs and divert Exar’s management’s attention, thereby harming its business, results of operations and financial condition.

In addition, at times the stock market has experienced extreme price and volume fluctuations that have affected the market prices of many high technology companies, including semiconductor companies, and that have often been unrelated or disproportionate to the operating performance of those companies. These fluctuations may harm the market price of Exar common stock.

Earthquakes and other natural disasters may damage Exar’s facilities or those of its suppliers and customers.

Exar’s corporate headquarters in Fremont, California is located near major earthquake faults that have experienced seismic activity. In addition, some of its customers and suppliers are located near fault lines. In the event of a major earthquake or other natural disaster near Exar’s headquarters, its operations could be disrupted. Similarly, a major earthquake or other natural disaster affecting one or more of Exar’s major customers or suppliers could adversely impact the operations of those affected, which could disrupt the supply of its products and harm its business.

Risks Related to Sipex

Sipex’s quarterly and annual operating results are volatile and difficult to predict and may cause its stock price to fluctuate.

Sipex’s quarterly and annual operating results are affected by a wide variety of factors that could materially and adversely affect net sales and profitability from period to period, including:

•	the cyclical nature of the semiconductor industry;

•	the volatility of the optical device market;

•	competitive pressures on selling prices;

•	the mix of product sales, as its margins vary across product lines;

•	the timing and cancellation of customer orders;

•	the effect the timing of sales by Sipex resellers on its reported results as a result of its sell-through revenue recognition policies;

•	its ability to maintain and expand distributor relationships;

•	its ability to design and manufacture products to meet customers’ and distributors’ specifications and expectations;

•	its ability to introduce new products and technologies on a timely basis;

•	market acceptance of its products and its customers’ products;

•	the introduction of products and technologies by its competitors;

•	the level of orders received that can be shipped in a quarter;

•	delays in shipments from its fabrication plants to assembly houses;

•	the availability of foundry capacity, raw materials and assembly and test capacity;

•	its ability to manufacture and have products manufactured, the correct mix to respond to orders on hand and new orders received in the future;

•	fluctuations in yields;

•	changes in product mix;

•	the level of future product returns;

•	the timing of investments in research and development, including tooling expenses associated with product development, process improvements and production;

•	costs associated with increased regulation of corporate governance and disclosure and risks of non-compliance with such regulation; and

•	the overall economic conditions in the United States and abroad.

Due to the absence of substantial non-cancelable backlog, Sipex typically plans its production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially.

Sipex expense levels are based, in part, on expectations of future revenues and are, to a large extent, fixed in the short-term. For example, Sipex has a minimum purchase arrangement with two of its suppliers based on requirements forecasted in advance. Sipex’s future revenues are difficult to predict and at times in the past Sipex has failed to achieve revenue expectations. Sipex may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. If revenue levels are below expectations for any reason, operating results are likely to be unfavorably affected. Sipex may also take steps to adjust its strategic product families and change its cost structure, which may result in it incurring additional restructuring, reorganization and other charges. Based on forecasts, Sipex may increase its operating expenses for personnel and new product development and for inventory in anticipation of increasing sales levels; therefore, operating results would be worsened if increased sales are not achieved.

Sipex’s business depends on market demand for products using analog semiconductors. A less robust semiconductor market could negatively impact its net sales, results of operations and cash flows. As a result of the foregoing and other factors, Sipex may experience material fluctuations in future operating results on a quarterly or annual basis, which could substantially negatively affect its business, financial condition and operating results.

Sipex may need to obtain a significant amount of additional capital in the future and may not be able to secure adequate funds on a timely basis or on terms acceptable to Sipex.

Sipex believes that the cash, cash equivalents and investments on hand, the cash Sipex expects to generate from operations and borrowings under its bank line of credit and unsecured promissory note facility will be sufficient to meet its liquidity and capital spending requirements for at least the next twelve months. However, it is possible that Sipex may need to raise additional funds to fund its activities during and/or beyond that time. Sipex could raise these funds by selling more stock to the public or to selected investors, or by borrowing money.

In addition, even though it may not need additional funds, Sipex may still elect to sell additional equity securities or obtain credit facilities for other reasons. Sipex may not be able to obtain additional funds on favorable terms, or at all. If adequate funds are not available, Sipex may be required to curtail its operations significantly or to obtain funds through other arrangements. If Sipex raises additional funds by issuing additional equity or convertible debt securities, the ownership percentages of existing stockholders would be reduced. In addition, the equity or debt securities that Sipex issues may have rights, preferences or privileges senior to those of the holders of its common stock.

It is possible that Sipex’s future capital requirements may vary materially from those now planned. The amount of capital that Sipex will need in the future will depend on many factors, including:

•	whether Sipex is able to reduce its recent negative cash flows;

•	the market acceptance of its products;

•	volume price discounts;

•	the levels of inventory and accounts receivable that it maintains;

•	its business, product, capital expenditure and research and development plans and product and technology roadmaps;

•	its competitors’ response to Sipex products;

•	its relationships with suppliers and customers;

•	capital expenditures for equipment to meet customer demand for its products;

•	technological advances, and

•	the levels of promotion and advertising that will be required to launch its products and achieve and maintain a competitive position in the marketplace.

In addition, Sipex may require additional capital to accommodate planned growth, hiring, infrastructure and facility needs or to consummate acquisitions of other businesses, products or technologies.

Sipex management has identified certain “material weaknesses” in the design and operation of its internal controls, which, if not adequately addressed, could result in accounting errors and call into question the accuracy of its financial results.

For the year ended January 1, 2005, Sipex management informed the Audit Committee that they identified “material weaknesses,” as defined by the Public Company Accounting Oversight Board (PCAOB), in the design and operation of Sipex’s internal controls. These weaknesses related to entity-level control activities, revenue accounting and controls related to the financial closing process.

For the years ended December 31, 2005 and December 30, 2006, Sipex was not an accelerated filer, and therefore Sipex was not required to make the annual report on internal control over financial reporting required by Item 308(a) of Regulation S-K and its independent registered public accounting firm is not required to issue a separate attestation on management’s assessment of its internal control over financial reporting under Item 308(b).

During fiscal year 2006, Sipex management continued efforts to improve its internal controls over financial reporting, in particular to remediate the material weaknesses reported as of January 1, 2005. Sipex management believes that these efforts have or are reasonably likely to have, a material improvement on the design and effectiveness of its internal controls over financial reporting and to remediate the material weaknesses. However, as Sipex was not an accelerated filer, and therefore not subject to the requirements of Item 308(a) and Item 308(b) of Regulation S-K, as noted above, there can be no assurance that Sipex has fully remediated the material weaknesses reported as of January 1, 2005 or that its internal control over financial reporting is effective.

Sipex’s ability to implement its business plan successfully in a volatile market requires effective management systems and a system of financial processes and controls. Sipex has identified a need to further evaluate and improve its sell-through accounting systems and procedures as well as its inventory valuation estimation procedures and tools. In addition, Sipex has begun the process of implementing a new enterprise requirements planning system, which is expected to be completed in 2008. During the process of preparing its consolidated financial statements, Sipex has continued to experience some delays and difficulties due to reliance on manual reconciliations and analyses. If Sipex is unable to maintain an adequate level of processes and controls and improve its systems and procedures, it may not be able to accurately report its financial performance on a timely basis and its business and stock price would be adversely affected.

If Sipex is unable to accurately forecast demand for its products, Sipex may be unable to efficiently manage its inventory.

Due to the absence of substantial non-cancelable backlog, Sipex typically plans its production and inventory levels based on internal forecasts of customer demand, which are highly unpredictable and can fluctuate substantially. As a consequence of inaccuracies inherent in forecasting, inventory imbalances periodically occur that result in surplus amounts of some of its products and shortages of others. Such shortages can adversely affect customer relations and surpluses can result in larger-than-desired inventory levels, which can adversely affect its financial position. In the quarter ended December 30, 2006, Sipex experienced an abrupt reduction in customer demand and internal forecast for sales of its products resulting in an inventory write-down of $3.5 million and additional charges of $1.4 million related to provisions for purchase commitments on excess inventories.

Sipex may face unforeseen complications from the transfer of its manufacturing processes to Silan in China and Episil Technologies in Taiwan.

Sipex has transferred its manufacturing processes to foundries operated by Silan in China and Episil in Taiwan in conjunction with the closure of the Milpitas, California wafer fabrication facility. The transfer has been a complicated and time-consuming process that has been met with significant unforeseen complications that delayed the integration transfer and required additional allocation of its resources. There can be no guarantees that additional unforeseen integration issues will not arise in the future related to the integration that could cause additional delays which could materially adversely affect Sipex’s ability to timely produce its products for distribution.

In addition, the parties may be unable to achieve all or any of the expected benefits of the relationship within the anticipated time-frames. The anticipated synergies between Sipex and Silan or Episil may not be as significant as originally expected. The market for its products in China may not grow as rapidly or as large as both parties currently anticipate. The manufacturing processes and wafer testing for certain products may not be qualified by Sipex following the transfer from Sipex to Silan or Episil or the qualification process may take significantly longer than currently expected. This could result in additional operating costs, loss of customers, and business disruption.

Sipex may experience difficulties in developing and introducing new or enhanced products necessitated by technological advances.

Sipex’s future success will depend, in part, upon its ability to anticipate changes in market demand and evolving technologies. To remain competitive, Sipex must enhance its current products and develop and introduce new products that keep pace with technological advancements and address the increasingly sophisticated needs of its customers. Sipex’s products may be rendered obsolete if it fails to anticipate or react to change, and, as a result, its revenues and cash flow may be negatively impacted. Sipex’s success depends on its ability to develop new semiconductor devices for existing and new markets, to introduce these products in a timely manner and to have these products selected for design into new products of its customers. The development of these new devices is highly complex and from time to time Sipex has experienced delays in completing the development of new products. Successful product development and introduction depends on a number of factors, including:

•	accurate new product definition;

•	timely completion and introduction of new product designs;

•	availability of foundry capacity;

•	achievement of manufacturing yields; and

•	market acceptance of its products and its customers’ products.

Sipex’s success also depends upon its ability to accurately specify and certify the conformance of its products to applicable standards and to develop its products in accordance with customer requirements. Sipex may not be able to adjust to changing market conditions as quickly and cost-effectively as necessary to compete successfully. Sipex may not be able to introduce new products in a timely and cost-effective manner or in sufficient quantities to meet customer demand. Furthermore, Sipex cannot guarantee that these products will achieve market acceptance.

The introduction of Sipex’s new products may be delayed in order to test for and resolve design flaws.

Sipex products are complex and must meet stringent quality requirements. They may contain undetected errors or defects, especially when new products are first introduced or when new versions are released. Sipex may delay the release of its new product lines. Such delays could have an adverse effect on its market reputation and ability to generate sales.

Sipex depends on distributors who sell directly to OEMs and the loss of one or more of its significant distributors could have a material adverse effect on its business.

For the fiscal years 2006, 2005 and 2004 approximately 77%, 83%, and 83%, respectively, of its net sales were from shipments of its products to distributors who sell directly to original equipment manufacturers, or OEMs. Sipex’s agreements with distributors contain limited provisions for return of its products, including stock rotations whereby distributors may return a percentage of their purchases from Sipex based upon a percentage of their most recent three months of shipments. In addition, in certain circumstances upon termination of the distributor relationship, distributors may return some portion of their prior purchases. The loss of business from any of its significant distributors or the delay of significant orders from any of them, even if only temporary, could significantly reduce Sipex’s income, delay recognition of revenue and impact its ability to accurately predict cash flow.

Sipex derives a substantial portion of its revenues from Future, a related party, and its revenues would likely decline significantly if Future elected not to make, cancel, reduce or defer purchases of its products.

Future Electronics, is a related party and has historically accounted for a significant portion of Sipex revenues. Future is its largest distributor worldwide and accounted for 43%, 44% and 39% of total net sales in fiscal 2006, 2005 and 2004, respectively. Sipex anticipates that sales of its products to Future will continue to account for a significant portion of its revenues. The loss of Future as a distributor, or a significant reduction in orders from Future would materially and adversely affect Sipex operating results, its business, its financial condition and its stock price.

Sipex has a distributor agreement with Future that provides for Future to act as its sole distributor for certain products within North America and Europe. If Future were to cease distributing these products, Sipex could experience a reduction in sales as it locates replacement distributors for these products. Sales to Future are made under an agreement that provides protection against price reduction for their inventory of its products. As such, Sipex could be exposed to significant liability if the inventory value of the products held by Future declined dramatically. Sipex’s distributor agreement with Future does not contain minimum purchase commitments. As a result, Future could cease purchasing its products with short notice to Sipex. In addition, Future may defer or cancel orders without penalty, which would likely cause its revenues, its business, its financial condition and its stock price to decline.

Affiliates of Future, Sipex’s largest distributor, beneficially own a significant percentage of Sipex common stock, which will allow them to significantly influence matters requiring stockholders’ approval and could discourage potential acquisition of its Company.

As of May 7, 2007, the affiliates of Future held approximately 8.6 million shares of Sipex common stock, or approximately 46%, of Sipex’s outstanding common stock and held 50% of the outstanding Sipex convertible notes. Sipex has also entered into a Securities Purchase Agreement with Rodfre Holdings LLC, which is an affiliate of Future Electronics and which is referred to in this joint proxy statement/prospectus as “Rodfre,” pursuant to which Sipex may issue to Rodfre up to $10.0 million of 9% unsecured junior notes. In addition, two members of its board of directors, Dan Casey and Pierre Guilbault, are representatives of Future. Due to its ownership of a significant percentage of Sipex common stock and convertible debt, Future will be able to exert significant influence over, and effectively control, actions requiring the approval of Sipex stockholders, including the election of directors, many types of change of control transactions and amendments to its charter documents. The significant ownership percentage of Future could have the effect of delaying or preventing a change of control of Sipex or otherwise discouraging a potential acquirer from obtaining control of Sipex. Conversely, by virtue of Future’s percentage ownership of Sipex stock and debt, Future could facilitate a takeover transaction that the board of directors did not approve.

Occasionally, Sipex enters into agreements that expose Sipex to potential damages that exceed the value of the agreement.

Sipex has given certain customers increased indemnification for product deficiencies that is in excess of the standard limited warranty indemnification and could possibly result in greater costs, in excess of the original contract value. In an attempt to limit this liability, Sipex has also increased its errors and omission insurance policy to partially offset these potential additional costs; however, its insurance coverage could be insufficient to prevent Sipex from suffering material losses if the indemnification amounts are large enough.

Sipex may face significant risks related to its international operations.

Sipex derives a significant portion of its net sales from international sales, including to Asia, which are subject to certain risks, including:

•	unexpected changes in legal and regulatory requirements;

•	changes in tariffs;

•	exchange rates and other barriers;

•	political and economic instability;

•	difficulties in accounts receivable collection;

•	difficulties in managing distributors or representatives;

•	difficulties in staffing and managing international operations;

•	difficulties in protecting its intellectual property overseas;

•	the seasonality of sales; and

•	potentially adverse tax consequences.

Sipex’s international sales (sales to customers outside the United States) in the year ended December 30, 2006 were $62.7 million, or 80% of total net sales and $58.0 million and $60.3 million for the years ended 2005 and 2004, respectively, and 80% of total net sales for both years of 2005 and 2004. There can be no assurance that economic and geopolitical troubles in any area of the world will not have a material adverse effect on Sipex’s business, results of operations and financial condition.

Sipex’s inability to meet any increase in demand could reduce its market share.

Demand shifts in the semiconductor industry are rapid and difficult to predict, and Sipex may not be able to respond quickly enough to an increase in demand, if any. Sipex’s ability to increase sales of its products depends, in part, upon its ability to optimize the use of its manufacturing and suppliers’ manufacturing capacities in a timely manner and, if necessary, expand its manufacturing and suppliers’ manufacturing capacities. If Sipex is unable to respond to rapid increases in demand, if any, for its products on a timely basis or to manage any corresponding expansion of its manufacturing capacity effectively, Sipex’s customers could increase their purchases from Sipex competitors, which would reduce its market share.

If Sipex is unable to compete effectively with existing or new competitors, Sipex will experience fewer customer orders, reduced revenues, reduced gross margins and lost market share.

Sipex competes in markets that are intensely competitive, and which are subject to both rapid technological change and continued price erosion. Sipex competitors include many large domestic and foreign companies that have substantially greater financial, technical and management resources than Sipex has. Loss of competitive position could result in price reductions, fewer customer orders, reduced revenues, reduced gross margins and loss of market share, any of which would affect its operating results and financial condition. To remain competitive, Sipex continues to evaluate its manufacturing operations, looking for additional cost savings and technological improvements. If Sipex is not able to successfully implement new process technologies and to achieve volume production of new products at acceptable yields, its operating results and financial condition may be affected. In addition, if competitors in Asia reduce prices on commodity products, it would adversely affect Sipex’s ability to compete effectively in that region. Sipex’s future competitive performance depends on a number of factors, including its ability to:

•	accurately identify emerging technological trends and demand for product features and performance characteristics;

•	develop and maintain competitive products;

•	enhance its products by adding innovative features that differentiate its products from those of its competitors;

•	bring products to market on a timely basis at competitive prices;

•	respond effectively to new technological changes or new product announcements by others;

•	increase device performance and improve manufacturing yields;

•	adapt products and processes to technological changes; and

•	adopt or set emerging industry standards.

There can be no assurance that Sipex’s design, development and introduction schedules for new products or enhancements to its existing and future products will be met. In addition, there can be no assurance that these products or enhancements will achieve market acceptance, or that Sipex will be able to sell these products at prices that are favorable.

The implementation of a new management information system may disrupt Sipex’s business.

Sipex has begun the process of implementing a new enterprise resource planning and financial accounting and planning system, and integrating this new system with its customer relationship management system and its product management system. Implementation of the new management information system, including the integration with other systems, is a very complex and time consuming process that requires significant financial resources and personnel time, as well as unifying operating policies and procedures to ensure that the total system operates efficiently and effectively. Further delays or any errors in the implementation could result in additional costs and cause disruptions to its business, which could adversely affect its ability to accurately report its financial results on a timely basis, comply with its periodic reporting requirements on a timely basis and could have a material adverse effect on its business, financial condition and operating results.

A failure of its information systems would adversely impact Sipex’s ability to process orders for and manufacture products.

Sipex operates a multinational business enterprise with manufacturing, administration and sales groups located in Asia, Europe and North America. These disparate groups are connected by a virtual private network-based enterprise resource planning system, where daily manufacturing operations and order entry functions rely on maintaining a reliable network among locations. Any failure of its computer network or its enterprise resource planning system would impede its ability to schedule orders, monitor production work in process and ship and bill its finished goods to its customers.

Sipex has only limited protection for its proprietary technology.

The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. Although Sipex is not aware of any pending or threatened patent litigation that Sipex considers material, there can be no assurance that third parties will not assert claims against Sipex with respect to existing or future products or technologies and Sipex has been subject to such claims in the past. To determine the validity of any third party claims, such litigation, whether or not determined in Sipex’s favor could result in significant expense to Sipex and divert the efforts of its management personnel from productive tasks. In the event of an adverse ruling in such litigation, Sipex may be required to discontinue the use of certain processes, cease the manufacture, use and sale of infringing products, and expend significant resources to develop non-infringing technology or obtain licenses to the infringing technology. There can be no assurance that licenses will be available on acceptable terms, or at all, with respect to disputed third party technology. In the event of a successful claim against Sipex and its failure to develop or license a substitute technology at a reasonable cost, its business, financial condition and results of operations would be materially and adversely affected.

There can be no assurance that foreign intellectual property laws will protect Sipex’s intellectual property rights. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate its products or design around any of its patents. Sipex may be subject to, or may initiate, interference proceedings in the U.S. patent office, which can demand significant financial and management resources.

Sipex’s future success depends on retaining its key personnel and attracting and retaining additional highly qualified employees.

Sipex’s success depends upon the continued service of its executive officers and other key management and technical personnel, and on its ability to continue to attract, retain and motivate qualified personnel, such as experienced analog circuit designers. The competition for these employees is intense. Sipex’s employees are employed at-will, which means that they can terminate their employment at any time. There can be no assurance that Sipex will be able to retain its design engineers, executive officers and other key personnel. The loss of the services of one or more of its design engineers, executive officers or other key personnel or its inability to recruit replacements for these personnel or to otherwise attract, retain and motivate qualified personnel could seriously impede its success.

Product defects or compatibility problems with Sipex’s products could damage Sipex’s reputation, decrease market acceptance of its technology, cause Sipex to replace defective or incompatible products at a substantial cost and result in potentially costly litigation.

A number of factors, including design flaws, materials failures, manufacturing problems, and misapplication of its products may cause Sipex’s products to contain undetected errors, defects or compatibility problems. Defects or compatibility problems with its products may:

•	cause delays in product introductions and shipments;

•	result in increased costs and diversion of development resources;

•	result in increased product returns and cause Sipex to incur costs due to unusable inventory or replacement of defective or incompatible products; or

•	require design modifications.

If any of Sipex’s products contain defects, or have reliability, quality or compatibility problems, Sipex’s reputation might be damaged significantly and customers might be reluctant to buy its products. This could result in the loss of existing customers and impair Sipex’s ability to attract new customers in the future. In addition, Sipex may discover defects or failures in its products after they are installed by customers. In such cases, Sipex may incur significant costs and devote substantial management resources to correcting these problems. Sipex’s customers may also sue Sipex for, or otherwise seek to recover from it, any losses resulting from alleged defects or errors in its products.

The manufacturing processes for Sipex’s products are very complex, which may result in manufacturing difficulties.

The manufacturing processes for Sipex’s products are highly complex and are continuously being modified in an effort to improve yields and product performance. Process changes can result in interruptions in production or significantly reduced yields causing product introduction or delivery delays. In addition, yields can be adversely affected by minute impurities in the environment or other problems that occur in the complex manufacturing process. Many of these problems are difficult to diagnose and are time-consuming or expensive to remedy. From time to time Sipex has experienced unfavorable yield variances. In particular, new process technologies or new products can be subject to especially wide variations in manufacturing yields and efficiency. There can be no assurance that Sipex’s foundries or the foundries of its suppliers will not experience unfavorable yield variances or other manufacturing problems that result in delayed product introduction or delivery delays. This risk is particularly significant in the near term as Sipex transfer its manufacturing processes to Silan and Episil.

Sipex increasingly relies on outside foundries to supply certain of its wafers and those foundries may not produce at acceptable levels.

Beginning in 2006, Sipex began to increasingly rely on outside foundries to supply certain of its fully processed semiconductor wafers. There can be no assurance that Sipex will not be totally dependent on outside foundries. This reliance on outside foundries presents the following potential risks:

•	lack of adequate wafer supply;

•	limited control over delivery schedules;

•	unavailability of or delays in obtaining access to key process technologies; and

•	limited control over quality assurance, manufacturing yields and production costs.

Additionally, Sipex does not have a guaranteed level of production capacity at any of these foundries with the exception of two of its foundries for whom Sipex provides minimum purchase commitments in accordance with its supply agreements. The ability of each foundry to provide wafers to Sipex is limited by the foundry’s available capacity, and the foundry’s allocation of its available capacity among multiple customers. There can be no assurance that its third party foundries will allocate sufficient capacity to satisfy its requirements. Sipex has experienced decreased allocations of wafer supplies from its suppliers in the past, which reduced its capacity to ship products, and, thus, recognize revenues. Furthermore, any sudden reduction or elimination of any primary source or sources of fully processed wafers could result in a material delay in the shipment of its products. If any other delays or shortages occur in the future, its business and operating results will be negatively impacted.

Sipex’s ability to meet current demand or any increase in demand for its products may be limited by its ability to test its semiconductor wafers.

As part of its manufacturing process, Sipex must test all of its semiconductor wafers using certain “probe testing” equipment. As such, its ability to meet current demand or any increase in demand for its products depends, in part, on its ability to purchase and install sufficient testing equipment. Obtaining and installing this equipment is a time and capital intensive process and depends on its ability to accurately predict future sales. In the first quarter of 2006, due to a lack of sufficient “probe testing” equipment, Sipex was unable to test an adequate number of wafers, incurred delays in shipping products and were unable to meet the demand for its products. If Sipex is unable to estimate future sales correctly or Sipex is unable to obtain the necessary testing equipment on a timely basis, Sipex will continue to be unable to meet the current demand or any increased demand for its products.

The facilities of certain of its significant customers and third party wafer suppliers are located in areas susceptible to earthquakes and other natural disasters.

The facilities of certain of its significant customers and third-party wafer suppliers are located in areas that are susceptible to earthquakes and other natural disasters. Damage caused by earthquakes or other natural disasters may result in shortages in water or electricity or transportation, which could limit the production capacity of its wafer facility or the ability of certain of its subcontractors to provide needed products. Any reduction in production capacity or the ability to obtain fully processed semiconductor wafers could cause delays or shortages in its product supply, which would negatively impact its business. If the facilities of its customers or its third party wafer suppliers are damaged by future earthquakes or other natural disasters, it could have a materially adverse effect on its business.

Sipex relies on outside suppliers to assemble, test and ship product to its customers.

Sipex relies on outside assembly houses to assemble, test and ship its product to end customers. There can be no assurance that its third party suppliers will allocate sufficient capacity to Sipex to meet its requirements. Any sudden reduction or elimination of a primary source could result in material delay in the shipment of its product and could have a material adverse affect on its business and operating results.

In addition, Sipex may transition the testing of its products to new assembly houses. If the transition does not proceed smoothly, this could also result in delays in the shipment of its products.

Because Sipex relies on outside assembly houses to assemble, test and ship its products, Sipex has limited control over quality assurance, manufacturing yields and production costs, and it has in the past experienced yield issues and delays. Sipex could experience delays or yield issues in the future due to the transfer of products from development to production, which could negatively impact its business and operating results. In addition, if defects in its products are undetected, Sipex may experience higher warranty expenses than anticipated, which could negatively impact its reputation, business and operating results.

Sipex must comply with significant environmental regulations, employment tax regulations, employment practices and other governmental regulations which are difficult and expensive.

Sipex is subject to a variety of international, federal, state and local governmental regulations related to employment taxes, employment practices and other governmental regulations and regulations regarding the use, storage, discharge and disposal of toxic, volatile or otherwise hazardous chemicals used in its manufacturing processes or residing in its products. The failure to comply with present or future regulations could result in fines being imposed on Sipex, suspension of production or a cessation of operations. Any failure by Sipex to control the use of, or adequately restrict the discharge of hazardous substances, or otherwise comply with environmental regulations, could subject it to significant future liabilities. Any failure to conform to employment tax regulations, employment practices regulations and other governmental regulations, could result in remediation or other significant liabilities.

Sipex substantially increased its outstanding indebtedness with the issuance of the Sipex convertible notes, and Sipex may not be able to pay its debt and other obligations.

In May 2006, Sipex issued notes in the aggregate principal amount of $30.0 million in a private placement to Future and certain institutional investors. As of December 30, 2006, $30.2 million with interest remained outstanding under the notes. The notes accrue interest at a rate of 5.5% per annum, subject to adjustment, with accrued interest payable on May 15 and November 15 of each year. The interest rate is subject to increase upon failure to comply with certain covenants, such as its failure to be listed on a national exchange such as the New York Stock Exchange or the Nasdaq Global Market or its failure to have declared effective a registration statement registering the notes, warrants and underlying shares of its common stock. As a result of its failure to declare effective the registration statement registering the notes, warrants and underlying shares of its common stock, Sipex is effectively obligated to pay up to an additional 1.2% of interest on the notes, and its current effective interest rate is 6.7% per annum. By issuing the notes Sipex increased its indebtedness substantially. In addition, the holders of the notes have imposed certain restrictive covenants, including limits on Sipex’s future indebtedness and limits on its ability to incur future liens and make certain restricted payments. The holders of the notes also have the option of causing Sipex to repurchase the notes for cash at a price equal to the principal amount of the notes plus accrued interest on each of May 15, 2011, May 15, 2016, or May 15, 2021 or upon a change of control (as defined in the notes, but not applicable to the proposed merger with Exar). An event of default would occur under the notes for a number of reasons, including Sipex’s failure to pay when due any principal, interest or late charges on the notes, certain defaults on its indebtedness, certain events of bankruptcy and its breach or failure to perform certain representations and obligations under the notes. Upon the occurrence of an event of default, its obligations under the notes may become due and payable in accordance with the terms thereof.

If the investors in the Sipex convertible notes convert their notes or exercise their warrants, it will have a dilutive effect upon Sipex’s stockholders.

In May 2006, Sipex issued notes and warrants to Future and certain institutional investors. Pursuant to the terms of these notes, the holders of such notes may convert the notes into shares of common stock at any time prior to their maturity at a conversion price of $5.36 per share, subject to certain adjustments, such as for stock splits and certain other situations specified in the notes. Subject to certain conditions, Sipex can automatically convert all of the outstanding notes into common stock if the average price of its common stock exceeds 150% of the then effective conversion price for any 20 trading days during any 30-day period. The warrants are exercisable at any time on or before May 18, 2011 at an exercise price of $6.432 per share, subject to certain adjustments similar to the provisions set forth in the notes. If the note holders convert the notes or exercise the warrants, Sipex will issue shares of its common stock and such issuances will be dilutive to its stockholders. If the note holders were to convert the remaining unconverted notes in full at the current conversion price, Sipex would be obligated to issue an additional 5.6 million shares of common stock. If such holders were to exercise the remaining warrants in full at the current exercise price, Sipex would be obligated to issue 419,776 shares of common stock, for an aggregate of 6.0 million shares of its common stock. These 6.0 million shares would represent approximately 24% of the then outstanding shares of common stock (assuming such conversion and exercise as of May 7, 2007). In addition, if such holders or its other stockholders sell substantial amounts of its common stock in the public market during a short period of time, its stock price may decline significantly.

Sipex’s stock price has been volatile and could continue to remain volatile.

The trading price of its common stock may be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, announcements of technological innovations or new products by Sipex or its competitors, general conditions in the semiconductor manufacturing and electronic markets, changes in earnings estimates by analysts, or other events or factors. In addition, the public stock markets have experienced extreme price and trading volume volatility in recent months. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of Sipex common stock.

THE SPECIAL MEETING OF EXAR STOCKHOLDERS

General

Exar is furnishing this document to all stockholders of record of Exar common stock in connection with the solicitation of proxies by Exar’s board of directors for use at the special meeting of Exar stockholders to be held on August 23, 2007, and at any adjournment or postponement thereof. This document is also being furnished to Sipex stockholders by Exar as a prospectus of Exar in connection with the issuance by Exar of shares of Exar common stock as contemplated by the merger agreement and explained in greater detail in this joint proxy statement/prospectus.

Nasdaq Marketplace Rules require that a listed issuer obtain the consent of its stockholders prior to completing any transaction that would result in the issuance of more than 20% of the issuer’s outstanding common stock. Exar will issue shares of its common stock representing, in the aggregate, in excess of 20% of its issued and outstanding common stock in the merger. If Exar were to consummate the transactions without stockholder approval, the Exar common stock could not remain listed on Nasdaq. Stockholder approval of the transaction is not required by Delaware law or Exar’s certificate of incorporation.

Although Exar stockholders are not being asked to vote on the merger agreement, the issuance of Exar common stock is necessary in order to complete the transactions contemplated by the merger agreement. Therefore, if Exar stockholders do not approve the Exar share issuance, the transaction cannot be completed, and Exar cannot acquire Sipex pursuant to the merger agreement.

Date, Time and Place

The special meeting of stockholders of Exar will be held on August 23, 2007 at 9:00 a.m., local time, at Exar’s corporate headquarters, 48720 Kato Road, Fremont, California 94538.

Purpose of the Special Meeting

At the special meeting, and any adjournment or postponement thereof, Exar stockholders will be asked:

1. To consider and vote on a proposal to approve the issuance of shares of Exar common stock in connection with the merger of Side Acquisition Corp. with and into Sipex Corporation pursuant to the terms of an Agreement and Plan of Merger, dated as of May 7, 2007, by and among Exar, Sipex and Side Acquisition Corp.; and

2. To transact such other business as may properly come before the special meeting and any adjournment or postponement of the special meeting.

A copy of the merger agreement is attached to this document as Annex A. Exar stockholders are encouraged to read the merger agreement in its entirety and the other information contained in this document carefully before deciding how to vote.

Record Date for the Special Meeting

Exar’s board of directors has fixed the close of business on July 16, 2007 as the record date for determination of Exar stockholders entitled to notice of and to vote at the special meeting. As of the close of business on the record date, there were 35,916,964 shares of Exar common stock outstanding and entitled to vote, held of record by approximately 186 stockholders.

Vote and Quorum Required

Each share of Exar common stock entitles the holder to one vote per share with respect to the matters expected to be submitted to the Exar stockholders at the special meeting. There are no other voting securities of

Exar. Approval of the proposal to issue shares of Exar common stock in the merger requires the affirmative vote of holders of a majority of the votes cast at a special meeting of Exar stockholders at which a quorum is present. In order to conduct business at the special meeting, a quorum consisting of at least a majority of Exar’s outstanding common stock must be present in person or represented by proxy.

As of the close of business on the record date for the Exar special meeting, the directors and executive officers of Exar (and their respective affiliates) collectively owned approximately 0.5% of the outstanding shares of Exar common stock and have granted Sipex an irrevocable proxy to vote the shares held by such directors and executive officers in favor of the issuance of Exar common stock in the merger unless the merger agreement is terminated. As of the close of business on the record date for the special meeting, no director or executive officer of Sipex owned any shares of Exar common stock.

Abstentions and Broker Non-Votes

All votes will be tabulated by the inspector of election appointed for the special meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. If the shares present, in person and by proxy, at the special meeting do not constitute the required quorum, the special meeting may be adjourned to a subsequent date for the purpose of obtaining a quorum. Broker non-votes are shares that are not voted by the broker who is the record holder of the shares because the broker does not receive voting instructions from the beneficial owners of those shares or does not vote the shares in other circumstances in which proxy authority is defective or has been withheld with respect to any matter. Abstentions and broker non-votes are counted as present for the purposes of determining the presence or absence of a quorum for the transaction of business. Abstentions and broker non-votes are deemed not to be entitled to vote on the matter and accordingly are not counted for purposes of determining whether stockholder approval of that matter has been obtained.

Appraisal Rights

Exar stockholders are not entitled to appraisal rights in connection with the merger.

Solicitation of Proxies and Expenses

Exar will bear the entire cost of solicitation of proxies from Exar stockholders (except Sipex will share the costs of the preparation, assembly, printing and mailing of this joint proxy statement/prospectus, the proxy cards and any additional solicitation materials furnished to stockholders). Copies of solicitation materials will be furnished to brokerage houses, fiduciaries, and custodians holding shares in their names but that are beneficially owned by others so that they may forward this solicitation material to such beneficial owners. In addition, Exar may reimburse such persons for their costs in forwarding the solicitation materials to such beneficial owners. The original solicitation of proxies by mail may be supplemented by a solicitation by telephone, telegram, or other means by Exar directors, officers or employees or Georgeson. No additional compensation will be paid to directors, officers or other regular employees for such services, but Georgeson will be paid a fee of $8,000, plus documented expenses, for solicitation services.

Voting Via the Internet or by Telephone

Most beneficial owners whose stock is held in street name receive instructions for granting proxies from their banks, brokers or other agents, rather than Exar’s proxy card. A number of brokers and banks offer the means to grant proxies to vote shares by means of the telephone and Internet. If your shares are held in an account with a broker or bank participating in this or another similar program, you may grant a proxy to vote those shares telephonically or via the Internet by following the instructions shown on the instruction form received from your broker or bank. The telephone and Internet voting procedures are designed to authenticate stockholders’ identities, to allow stockholders to grant a proxy to vote their shares and to confirm that stockholders’ instructions have been recorded properly. Stockholders participating in these programs should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, that must be borne by the stockholder.

Voting of Proxies at the Special Meeting and Revocation of Proxies

Whether or not you are able to attend the Exar special meeting, Exar urges you to submit the proxy, which is solicited by Exar’s board of directors and which when properly completed will be voted as you direct. If the proxy does not specify how the shares represented thereby are to be voted, the proxy will be voted FOR the approval of the issuance of shares of Exar common stock in the merger and, with respect to any other proposals properly brought before the Exar special meeting, as Exar’s board of directors recommends. You are urged to give direction as to how to vote your shares. Any person giving a proxy pursuant to this solicitation has the power to revoke it at any time before it is voted. It may be revoked by filing with Exar’s secretary at Exar’s corporate headquarters, 48720 Kato Road, Fremont, California 94538, a written notice of revocation or a duly executed proxy bearing a later date. If you vote your proxy over the Internet or by telephone pursuant to instructions from your bank or broker, those instructions should inform you how to revoke your proxy. If you are a record holder of Exar common stock, your proxy may also be revoked by attending the Exar special meeting and voting in person. Attendance at the meeting will not, by itself, revoke a proxy.

Other Matters

Exar is not aware of any business or matter other than those indicated above that may be properly presented at the special meeting. If, however, any other matter properly comes before the special meeting, the proxy holders will, in their discretion, vote on it in accordance with their best judgment.

Recommendation of Exar’s Board of Directors

After careful consideration, Exar’s board of directors determined that the merger and the transactions contemplated by the merger agreement are consistent with and in furtherance of the long-term business strategy of Exar and fair to, advisable and in the best interests of Exar and its stockholders and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement. Accordingly Exar’s board of directors recommends that Exar stockholders vote FOR the proposal to issue shares of Exar common stock in the merger.

The matters to be considered at the special meeting are of great importance to the stockholders of Exar. Accordingly, you are urged to read and carefully consider the information presented in this joint proxy statement/prospectus, and to complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope or to vote pursuant to instructions received from your bank or broker.

THE SPECIAL MEETING OF SIPEX STOCKHOLDERS

General

Sipex is furnishing this document to all stockholders of record of Sipex common stock in connection with the solicitation of proxies by Sipex’s board of directors for use at the special meeting of Sipex stockholders to be held on August 23, 2007, and at any adjournment or postponement thereof. This document is also being furnished to Sipex stockholders by Exar as a prospectus of Exar in connection with the issuance by Exar of shares of Exar common stock as contemplated by the merger agreement and explained in greater detail in this joint proxy statement/prospectus.

Date, Time and Place

The special meeting of stockholders of Sipex will be held on August 23, 2007 at 9:00 a.m., local time, at Sipex’s corporate headquarters, 233 South Hillview Drive, Milpitas, California 95035.

Purpose of the Special Meeting

At the special meeting, and any adjournment or postponement thereof, Sipex stockholders will be asked:

1. To consider and vote upon a proposal to adopt the Agreement and Plan of Merger, dated as of May 7, 2007, by and among Exar Corporation, Sipex Corporation and Side Acquisition Corp., a wholly-owned subsidiary of Exar Corporation, and to approve the merger contemplated by the merger agreement; and

2. To transact such other business as may properly come before the special meeting and any adjournment or postponement of the special meeting.

A copy of the merger agreement is attached to this document as Annex A. Sipex stockholders are encouraged to read the merger agreement in its entirety and the other information contained in this document carefully before deciding how to vote.

Record Date for the Special Meeting

Sipex’s board of directors has fixed the close of business on July 16, 2007 as the record date for determination of Sipex stockholders entitled to notice of and to vote at the special meeting. As of the close of business on the record date, there were 19,035,067 shares of Sipex common stock outstanding and entitled to vote, held of record by approximately 60 stockholders.

Vote and Quorum Required

Each share of Sipex common stock entitles the holder to one vote per share with respect to the matters expected to be submitted to the Sipex stockholders at the special meeting. There are no other voting securities of Sipex. Approval of the proposal to adopt the merger agreement requires the affirmative vote of a majority of the outstanding common stock as of the record date. In order to conduct business at the special meeting, a quorum consisting of at least a majority of Sipex’s outstanding common stock must be present in person or represented by proxy.

As of the close of business on the record date for the Sipex special meeting, the directors and executive officers of Sipex (and their respective affiliates) collectively owned approximately 45.1% of the outstanding shares of Sipex common stock and have granted Exar an irrevocable proxy to vote the shares held by such directors and executive officers in favor of the proposals herein unless the merger agreement is terminated. As of the close of business on the record date for the special meeting, no director or executive officer of Exar owned any shares of Sipex common stock.

Abstentions and Broker Non-Votes

All votes will be tabulated by the inspector of election appointed for the special meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes. If the shares present, in person and by proxy, at the special meeting do not constitute the required quorum, the special meeting may be adjourned to a subsequent date for the purpose of obtaining a quorum. Broker non-votes are shares that are not voted by the broker who is the record holder of the shares because the broker does not receive voting instructions from the beneficial owners of those shares or does not vote the shares in other circumstances in which proxy authority is defective or has been withheld with respect to any matter. Abstentions and broker non-votes are counted as present for the purposes of determining the presence or absence of a quorum for the transaction of business. Abstentions will be treated as shares present or represented and entitled to vote on that matter and will thus have the same effect as negative votes. Broker non-votes will also have the same effect as negative votes.

Appraisal Rights

Sipex stockholders are not entitled to appraisal rights in connection with the merger.

Solicitation of Proxies and Expenses

Sipex will bear the entire cost of solicitation of proxies from Sipex stockholders (except Exar will share the costs of the preparation, assembly, printing and mailing of this joint proxy statement, the proxy cards and any additional solicitation materials furnished to stockholders). Copies of solicitation materials will be furnished to brokerage houses, fiduciaries, and custodians holding shares in their names but that are beneficially owned by others so that they may forward this solicitation material to such beneficial owners. In addition, Sipex may reimburse such persons for their costs in forwarding the solicitation materials to such beneficial owners. The original solicitation of proxies by mail may be supplemented by a solicitation by telephone, telegram, or other means by Sipex directors, officers or employees or Georgeson. No additional compensation will be paid to directors, officers or other regular employees for such services but Georgeson will be paid a fee of $5,000, plus documented expenses, for solicitation services.

Voting Via the Internet or by Telephone

Most beneficial owners whose stock is held in street name receive instructions for granting proxies from their banks, brokers or other agents, rather than voting by Sipex’s proxy card. A number of brokers and banks offer the means to grant proxies to vote shares by means of the telephone and Internet. If your shares are held in an account with a broker or bank participating in this or another similar program, you may grant a proxy to vote those shares telephonically or via the Internet by following the instructions shown on the instruction form received from your broker or bank. The telephone and Internet voting procedures are designed to authenticate stockholders’ identities, to allow stockholders to grant a proxy to vote their shares and to confirm that stockholders’ instructions have been recorded properly. Stockholders participating in these programs should understand that there may be costs associated with electronic access, such as usage charges from Internet access providers and telephone companies, that must be borne by the stockholder.

Voting of Proxies at the Special Meeting and Revocation of Proxies

Whether or not you are able to attend the Sipex special meeting, Sipex urges you to submit the proxy, which is solicited by Sipex’s board of directors and which when properly completed will be voted as you direct. If the proxy does not specify how the shares represented thereby are to be voted, the proxy will be voted FOR the adoption of the merger agreement and approval of the merger and, with respect to any other proposals properly brought before the Sipex special meeting, as Sipex’s board of directors recommends. You are urged to give direction as to how to vote your shares. Any person giving a proxy pursuant to this solicitation has the power to revoke it at any time before it is voted. It may be revoked by filing with Sipex’s secretary at Sipex’s corporate headquarters, 233 South Hillview Drive, Milpitas, California 95035, a written notice of revocation or a duly executed proxy bearing a later date. If you vote your proxy over the Internet or by telephone pursuant to instructions from your bank or broker, those instructions should inform you how to revoke your proxy. If you are a record holder of Sipex common stock, you proxy may also be revoked by attending the Sipex special meeting and voting in person. Attendance at the meeting will not, by itself, revoke a proxy.

Other Matters

Sipex is not aware of any business or matter other than those indicated above that may be properly presented at the special meeting. If, however, any other matter properly comes before the special meeting, the proxy holders will, in their discretion, vote on it in accordance with their best judgment.

Recommendation of Sipex’s Board of Directors

After careful consideration, Sipex’s board of directors has determined that the terms of the merger agreement and the merger are advisable, fair to, and in the best interests of Sipex and its stockholders and it has approved the merger agreement and the merger. Accordingly, Sipex’s board of directors recommends that Sipex stockholders vote FOR the proposal to adopt the merger agreement and approve the merger.

The matters to be considered at the special meeting are of great importance to the stockholders of Sipex. Accordingly, you are urged to read and carefully consider the information presented in this joint proxy statement/prospectus, and to complete, date, sign and promptly return the enclosed proxy in the enclosed postage-paid envelope or to vote pursuant to instructions received from your bank or broker.

THE MERGER

This section of the joint proxy statement/prospectus describes the proposed merger. Although Exar and Sipex believe this section covers the material terms of the merger and the related transactions, this description may not contain all of the information that is important to you. You should carefully read the entire joint proxy statement/prospectus, including the annexes, for a more complete understanding of the merger.

General

The Exar and Sipex boards of directors have approved the combination of the two companies through the merger, which will have the effect of combining the businesses, stockholder groups and other constituencies of Exar and Sipex. In order to complete the merger, both companies must obtain the approval of their respective stockholders.

Structure of the Merger

In accordance with the merger agreement and Delaware law, Side Acquisition Corp., a wholly-owned subsidiary of Exar formed for the purpose of carrying out the merger, will merge with and into Sipex with Sipex continuing in existence as the surviving corporation and a wholly-owned subsidiary of Exar. In the merger, each share of Sipex common stock issued and outstanding as of the time of the merger will be converted into the right to receive 0.6679 of a share of Exar common stock. Upon completion of the merger, there will no longer be a public trading market for Sipex common stock.

The merger will become effective when a certificate of merger is filed with the Secretary of State of the State of Delaware or at such other time as will be specified in the certificate of merger. Exar and Sipex expect the merger to occur as soon as practicable following the special meetings of the Exar and Sipex stockholders.

What You Will Receive in the Merger

In the merger, each share of Sipex common stock outstanding at the effective time of the merger will be exchanged for 0.6679 of a share of Exar common stock. No fractional shares of Exar common stock will be issued in the merger and the cash equal to the value of a fractional share will be paid in place of a fractional share.

Each option and warrant to purchase Sipex common stock outstanding immediately prior to the effective time of the merger will be assumed by Exar and automatically become an option or warrant to purchase shares of Exar common stock for an adjusted number of shares and with an adjusted exercise price based on the exchange ratio.

Each outstanding Sipex convertible note will also be assumed by Exar with the number of shares subject to the assumed notes and the conversion price adjusted based on the exchange ratio.

Please do not submit your Sipex stock certificate for exchange unless and until you receive a letter of transmittal and instructions from Computershare, the exchange agent for the merger.

Background of the Merger

The Exar and Sipex boards of directors regularly consider strategic alternatives for their companies. Exar’s board of directors has been committed to enhancing long-term value for Exar stockholders and developing a strategic plan to create that value. On May 12, 2006, Exar created a strategic committee for the purpose of identifying and evaluating strategic opportunities for Exar and to work with management with respect to operating and market strategies, and the committee has been actively evaluating various organic and non-organic opportunities since its formation.

On July 20, 2006, Richard L. Leza, the current chairman of Exar’s board of directors and interim president and chief executive officer, who was then chairman of the strategic committee, had an initial meeting with Ralph Schmitt, Sipex’s chief executive officer and member of Sipex’s board of directors, to discuss the potential for a strategic transaction between Exar and Sipex. Mr. Schmitt contacted Mr. Leza following a meeting Mr. Schmitt had with a then-representative of Cowen to discuss possible strategic transactions for Sipex. During that meeting, the Cowen representative indicated that he was aware that Exar was considering strategic transactions as well and there might be mutual benefits to a possible strategic transaction between the companies.

On July 25, 2006 Sipex’s board of directors held a meeting during which management gave a presentation on potential strategic partners involving a merger, an acquisition of another company or an acquisition of Sipex. Sipex’s board authorized management to hold discussions with 15 different companies, including Exar. Following this meeting, no additional substantive discussions occurred between Sipex and Exar until September 2006.

In September and early October of 2006, Mr. Leza had additional conversations with Mr. Schmitt and with Brian Hilton, a member of Sipex’s board of directors, regarding the possibility of a strategic transaction and the potential benefits of a consolidation between Exar and Sipex.

On October 12, 2006, the strategic committee of Exar’s board of directors briefed Exar’s board of directors on its activities, including the opportunity for a potential transaction with Sipex, and discussed strategic objectives.

On October 26, 2006, Exar and Sipex executed a confidentiality agreement to facilitate the sharing of information between the parties in connection with a possible strategic transaction.

On October 27, 2006, Mr. Leza and Mr. Schmitt discussed the potential terms of a possible strategic transaction involving Exar and Sipex. The discussion also focused on market and customer synergies as well as organizational strengths and weaknesses.

During November and December of 2006 and January of 2007, Mr. Leza and John McFarlane, a member of the strategic committee of Exar’s board of directors, had several discussions with Mr. Schmitt regarding the potential terms of a possible strategic transaction. One of the principal terms Messrs. Leza and McFarlane proposed for a possible strategic transaction was an “at market” combination with the price to be paid by Exar based on Sipex’s recent trading price.

On November 30, 2006, Sipex management provided Sipex’s board of directors with an update on strategic transactions during a regular quarterly meeting. Sipex’s board concurred with management’s assessment that Exar appeared to be the strategic partner best aligned with Sipex from a strategic perspective. Sipex’s board asked that director Pierre Guilbault work with Mr. Schmitt and engage Piper Jaffray to do further diligence and meet with Exar. Mr. Guilbault is also executive vice president and chief financial officer of Future Electronics, which is Sipex’s principal distributor and indirectly Sipex’s largest stockholder.

On December 6 and December 18, 2006, the strategic committee of Exar’s board of directors met. At each of those meetings, they received an update on the status of discussions with Sipex from Messrs. Leza and McFarlane.

On January 17, 2007, Messrs. Leza and McFarlane met with Mr. Guilbault to discuss Exar’s view of the potential terms of the possible strategic transaction between Exar and Sipex. Mr. Leza spoke again with Mr. Guilbault on January 30, 3007 on the same topic.

On January 30, 2007 Sipex’s board of directors held a telephone conference during which Mr. Guilbault gave an update on his meeting with Exar. He stated that Future Electronics would support an at market transaction if valuations did not fluctuate greatly. Sipex’s board authorized Sipex management to continue discussions with Exar.

On February 1, 2007, the strategic committee of Exar’s board of directors met with Cowen (formally engaged as Exar’s financial advisor on March 26, 2007). At the meeting, the strategic committee discussed issues related to a possible strategic transaction with Sipex, including product compatibilities, potential synergies, transaction structure, valuation and issues relating to Sipex’s outstanding convertible securities. The strategic committee authorized Exar management to continue discussions with Sipex and requested additional information about Sipex to be reviewed with the strategic committee at a future meeting.

On February 5, 2007, Sipex’s board of directors met and Mr. Schmitt and a representative of Piper Jaffray (formally engaged as Sipex’s financial advisor on March 12, 2007) provided an update on preliminary discussions with Exar regarding a possible strategic transaction. Mr. Schmitt outlined potential terms of a possible strategic transaction and informed Sipex’s board as to the timing of future discussions. Sipex’s board of directors discussed the potential strategic benefits of a possible transaction with Exar, including discussions of business synergies and opportunities for cost reduction and access to capital. Sipex’s board of directors requested that additional information regarding the strategic benefits of a possible strategic transaction with Exar be prepared by Sipex management, in consultation with its advisors, and that such information be presented to Sipex’s board at a later date. A representative of Piper Jaffray, and a representative from Wilson Sonsini Goodrich & Rosati PC, outside counsel for Sipex, discussed the practices concerning the creation of board committees in possible strategic transaction situations. Sipex’s board of directors discussed potential conflicts of interest for certain members of Sipex’s board, including the significant share ownership of Future Electronics with whom Sipex directors Mr. Guilbault and Dan Casey are affiliated, the conflict of interest of any director who could be expected to be a director of the potentially combined companies and the potential conflict of interest for Mr. Schmitt in his capacity as possible chief executive officer of the potentially combined companies. Following full discussion and consultation with its legal advisor, Sipex’s board determined that none of the foregoing potential conflicts of interest required that Sipex’s board form a “special committee” to control the process for any possible strategic transaction with Exar. Sipex’s board determined to continue to monitor possible conflict of interests to decide whether this determination needed to be reconsidered.

On February 8, 2007, the strategic committee of Exar’s board of directors met with Exar’s board of directors to discuss the efforts of the strategic committee and potential strategic opportunities, including a possible strategic transaction with Sipex.

During February and early March of 2007, there were a number of discussions concerning potential terms and valuation models among the following officers of the companies: Mr. Leza and J. Scott Kamsler, senior vice president and chief financial officer of Exar, and Mr. Schmitt and Ray Wallin, chief financial officer and senior vice president of finance of Sipex.

On March 1, 2007, the strategic committee of Exar’s board of directors met. Mr. McFarlane, who had become chairman of the committee, updated the committee on the status of discussions with Sipex and reviewed with the committee the key terms that had been discussed with Sipex, including an at market transaction.

On March 7, 2007, Mr. Leza and Mr. McFarlane discussed terms of the possible strategic transaction with Mr. Guilbault, including timing, valuation and the willingness of Future Electronics and its affiliates, to enter into a standstill and lock-up arrangement with respect to ownership of Sipex securities and potential board representation following the possible strategic transaction.

On March 8, 2007, Sipex’s board of directors held a meeting. Mr. Schmitt informed Sipex’s board that Sipex had received a draft term sheet and exclusivity agreement from Exar that day regarding a potential combination. Sipex’s board discussed the draft terms, the strategic rationale for a possible transaction with Exar and the availability of alternative transactions. The proposed term sheet included Exar’s proposal for an at market transaction and an increase in Exar’s board of directors to eight directors with two designees to be appointed by Sipex. Sipex’s board of directors directed Sipex management to continue to pursue negotiations with Exar and to formally engage Piper Jaffray as Sipex’s financial advisor with respect to a possible strategic transaction with Exar. Mr. Schmitt requested that Sipex’s board of directors designate a subcommittee to assist him with respect to certain day to day decisions and negotiations with respect to Exar. Following discussion, Sipex’s board of directors created a strategic transaction committee consisting of directors Messrs. Guilbault and Hilton and Alan Krock, to assist and advise Sipex management with respect to negotiating any possible transaction with Exar.

On March 9, 2007, Messrs. Leza and Schmitt met to discuss items to negotiate to come to agreement on a possible strategic transaction and to discuss the possibility of Mr. Schmitt becoming the chief executive officer of the combined company.

On March 12, 2007, Sipex formally engaged Piper Jaffray to act as its financial advisor in connection with the possible strategic transaction with Exar.

On March 13, 2007, Messrs. Leza and Kamsler and Thomas Melendrez, executive vice president, business development and general counsel of Exar, held further discussions with Mr. Schmitt about the potential terms of a possible strategic transaction. Mr. Leza and Mr. Schmitt held further discussions on March 14, 2007 about the potential terms of, and process and desired timeline in connection with, a possible strategic transaction.

On March 14, 2007, the Sipex strategic transaction committee held a conference call to discuss financing needs and the impact of those needs on a possible strategic transaction. The strategic transaction committee authorized Mr. Schmitt to proceed with discussions with Exar based on the proposed terms of the letter of intent and Mr. Schmitt’s recent discussion with Messrs. Leza, Kamsler and Melendrez.

On March 14, 2007, the strategic committee of Exar’s board of directors met. Mr. McFarlane updated the committee on the status of discussions with Sipex and the meeting between Messrs. Leza, Kamsler and Melendrez with Mr. Schmitt on March 13, 2007. The committee then discussed the risks and benefits of a possible strategic transaction with Sipex.

On March 15, 2007, Exar and Side agreed to general terms set forth in a non-binding term sheet with respect to a possible strategic transaction and entered into an agreement providing for an exclusive negotiating period with respect to a possible strategic transaction.

On March 16, 2007, Messrs. Leza and Schmitt met to discuss an expeditious process to be in a position to execute definitive agreements for a possible strategic transaction.

On March 16, 2007, Stuart Schneck, Sipex’s general counsel, contacted Latham & Watkins LLP to request the firm’s services as legal advisor for the possible strategic transaction with Exar; the firm was subsequently formally engaged by Sipex.

On March 19, 2007, Mr. Melendrez and other representatives of Exar had a conference call with Mr. Wallin to set up a schedule for diligence and commence the diligence process. On the same day, Mr. Melendrez had a diligence session with Mr. Wallin at which they discussed accounting issues.

On March 20, 2007, representatives of Sipex and Exar and their respective legal and financial advisors held a meeting at which the parties discussed the process for conducting diligence and negotiating definitive agreements. Later on the same day, Mr. Melendrez met with Messrs. Schmitt, Wallin, and Schneck to discuss Sipex’s organizational structure.

On March 21, 2007, the Sipex strategic transaction committee met to discuss the status of discussions, organizational issues and to review the outcome of the March 20, 2007 diligence meeting items and timing.

On March 21, 2007, the strategic committee of Exar’s board of directors met. Mr. McFarlane updated the committee on the status of discussions with Sipex and reviewed with the committee the planned timeline and process for negotiating a possible strategic transaction. The committee then reviewed and discussed in detail the strategic rationale for a possible transaction with Sipex.

From March 21 through April 10, 2007, representatives of Exar and Sipex held multiple diligence meetings at which they exchanged information about their respective businesses including, among others, manufacturing, test and assembly operations, business relationships and financial information. These diligence sessions also included discussions of potential synergies and cost savings that could result from the possible transaction. During the same time period, representatives of Exar and representatives of Sipex continued to have discussions about the terms of a possible strategic transaction.

On March 22, 2007, at a regular meeting of Exar’s board of directors, Messrs. McFarlane and Leza reviewed with Exar’s board the status of discussions with Sipex, the early results of Exar’s diligence review and the rationale for the possible transaction.

On March 26, 2007, Exar formally engaged Cowen and LRG Capital Group to act as its financial advisors in connection with the possible strategic transaction with Sipex. LRG Capital Group was engaged as an additional financial advisor to Exar in light of the familiarity of a representative of LRG Capital Group (who was formerly with Cowen) with Sipex and its business and the proposed transaction with Exar.

On April 4, 2007, the Sipex strategic transaction committee met to discuss status of ongoing diligence and open items, including the impact of a possible transaction on the Sipex convertible notes and future financing. The committee received an interim financial diligence update from Sipex management regarding Sipex’s financial and operating performance in the context of considering a possible strategic transaction.

On April 6, 2007, Exar’s board of directors met with representatives of O’Melveny & Myers LLP. Mr. McFarlane led a discussion about the results of Exar’s diligence review of Sipex to date. Mr. McFarlane then led a discussion of the strategic rationale for the possible strategic transaction and reviewed with Exar’s board the material terms of the possible strategic transaction that had been discussed with Sipex. Mr. Kamsler then reviewed with Exar’s board the results of financial diligence on Sipex to date and certain financial aspects of the possible strategic transaction. Additional discussion ensued, including a discussion of the potential risks and benefits of the possible strategic transaction, including the price proposed to be paid, the risk of acquiring a company with only a recent history of improved financial performance, integration risks, including with respect to Sipex’s chief executive officer becoming Exar’s chief executive officer after closing of the possible strategic transaction, the risk of the anticipated synergies being lower than anticipated, the risk that Exar or Sipex stockholders may not approve the transaction, and the risks in general if the transaction is not consummated. Following that discussion, Exar’s board voted in favor of the strategic committee’s recommendation to move forward with additional diligence on and negotiation with Sipex.

On April 11, 2007, Sipex’s board of directors met and Mr. Schmitt updated Sipex’s board on the status of discussions with Exar. Mr. Schmitt outlined the results of Sipex’s diligence efforts regarding Exar. Representatives of Piper Jaffray reviewed transaction metrics with Sipex’s board. Mr. Schneck reviewed results of the legal diligence of Exar. Sipex’s board asked questions of Mr. Schmitt and the representatives of Piper Jaffray, who provided answers concerning diligence, and asked Sipex management about their recommendation to continue to pursue a possible strategic transaction with Exar. Sipex’s board authorized the officers of Sipex to continue discussions with Exar regarding a possible strategic transaction and to negotiate the terms of a definitive agreement with respect to such a transaction.

The parties conducted due diligence and held discussions of the terms of a possible strategic transaction between April 18 and April 26, 2007.

On April 17, 2007, Exar’s board of directors met with Cowen and LRG Capital Group. At the meeting, management reviewed with Exar’s board the status of discussions with Sipex and the results of the diligence review to date. Cowen then reviewed with Exar’s board a preliminary analysis of financial aspects of the possible strategic transaction.

On April 18, 2007, the Sipex strategic transaction committee met to discuss the status of discussions with Exar as well as the timing and content of upcoming financial earnings announcements. Also on April 18, 2007, Mr. Leza met with Gene Schaffer, senior vice president, worldwide sales of Sipex, to discuss revenues and potential synergies.

On April 22, 2007, O’Melveny & Myers LLP sent a proposed draft of a definitive merger agreement to Sipex and Latham & Watkins LLP.

On April 25, 2007, the Sipex strategic transaction committee met to discuss the specifics of the definitive agreements involved in the possible strategic transaction.

Also on April 25, 2007, Exar formally engaged Lehman Brothers to act as its financial advisor in connection with the possible strategic transaction with Sipex. Exar retained an additional financial advisor to render a fairness opinion at the request of Guy Adams, who is a director of Exar. Lehman Brothers commenced its diligence review on April 25, 2007.

On April 26, 2007, O’Melveny & Myers LLP sent proposed drafts of ancillary agreements to Sipex and Latham & Watkins LLP, including a proposed form of voting agreement and a proposed form of lock-up and standstill agreement to be entered into by Rodfre an affiliate of Future Electronics.

On April 26, 2007, Mr. Leza and Mr. Schmitt discussed the general terms of the proposed merger agreement sent to Sipex and determined to have a meeting to discuss the document in more detail.

On April 27, 2007, representatives of Exar and Sipex and their respective legal and financial advisors met at Sipex’s headquarters to discuss the proposed terms of the definitive agreements, including provisions relating to deal protection. Later that day, Mr. Leza and Mr. Schmitt had further discussions about the specifics of the proposed combined executive team.

Between May 1, 2007 and the signing of the definitive agreement, representatives of Exar and Sipex and their respective legal counsel negotiated the terms of the definitive agreements.

On May 2, 2007, representatives of O’Melveny & Myers LLP, Latham & Watkins LLP and Rodfre held a conference call to discuss the terms of the proposed lock-up and standstill agreement and voting agreement to be entered into by Rodfre.

On May 2, 2007, the Sipex strategic transaction committee met to discuss the extent and details of due diligence needed to close on the possible strategic transaction.

On May 4, 2007, Messrs. Leza and McFarlane met with Messrs. Schmitt and Guilbault to discuss issues relating to Future Electronics’ business relationship with Exar and Sipex and issues relating to Rodfre’s status as a significant stockholder of Exar after closing of the possible strategic transaction, including the proposed terms under which Rodfre would agree to be restricted in its ability to sell shares for a period of time after closing. Also on May 4, 2007, Messrs. Guilbault and Casey and O’Melveny & Myers LLP met to discuss the status of discussions with Sipex and Rodfre.

On May 4, 2007, Sipex’s board of directors met and Mr. Schmitt described to Sipex’s board the current state of negotiations with Exar with respect to its possible strategic transaction between the companies.

Representatives of Piper Jaffray presented Sipex’s board with an overview and information concerning certain financial analyses performed in connection with the possible strategic transaction. Representatives of Latham & Watkins LLP provided a diligence update and a summary of the current provisions of the proposed merger agreement and related ancillary agreements. Following discussion, Sipex’s board of directors authorized the officers of Sipex to continue discussions and negotiations with Exar regarding the possible strategic transaction.

On May 5, 2007, members of Exar’s board of directors met with representatives of O’Melveny & Myers LLP, Cowen, LRG Capital Group and Lehman Brothers. Mr. Leza updated directors on the status of discussions with Sipex, including with respect to valuation, and the resolution of open issues that had previously been discussed with Exar’s board, including provisions relating to deal protection and issues relating to Future Electronics’ ownership of Exar common stock (including restrictions on its ability to dispose of Exar common stock after the merger). Mr. Melendrez updated Exar’s board on the status of the ongoing diligence review of Sipex, and Mr. Kamsler updated Exar’s board on the status of tax diligence on Sipex relating to Sipex’s net operating losses.

On May 6, 2007, certain of the Exar directors and representatives of O’Melveny & Myers LLP, Cowen, LRG Capital Group and Lehman Brothers held a conference call. Mr. Leza updated Exar’s board on the status of discussions with Sipex and the resolution of outstanding issues that had previously been discussed with Exar’s board. Mr. Leza also discussed with Exar’s board the proposed exchange ratio that had previously been discussed between Exar and Sipex, which was based on relative market prices of the companies’ common stock over a twenty-day trading period, recent movements in the price of Sipex common stock and the relative stock prices of Exar and Sipex. After discussion of Exar and Sipex stock prices over the last few months, the currently proposed exchange ratio and the implications of various exchange ratios to current Exar stockholders, Exar’s board members on the call agreed that Mr. Leza should continue negotiations with Mr. Schmitt regarding the proposed exchange ratio and attempt to negotiate an exchange ratio that minimizes dilution to Exar stockholders.

Following Exar’s board of directors meeting, Mr. Leza discussed with Mr. Schmitt recent movements in the prices of Exar’s and Sipex’s common stock and the exchange ratio Exar would be willing to pay in the transaction. On this call, Messrs. Leza and Schmitt agreed to present to their respective boards a proposed exchange ratio of 0.6679.

On May 7, 2007, representatives of Exar and Sipex and their respective outside counsel held multiple conference calls and meetings to finalize the terms of the definitive agreements and resolve final issues relating to, among other things, the Sipex convertible notes. The parties also discussed communications in connection with announcement of the transaction. Also on May 7, 2007, O’Melveny & Myers LLP and Exar negotiated the final terms of the lock-up and standstill agreement and voting agreement with Rodfre.

On the afternoon of May 7, 2007, Exar’s board of directors met with representatives of O’Melveny & Myers LLP, Cowen, LRG Capital Group and Lehman Brothers. Mr. Leza updated Exar’s board of directors on the status of negotiations with Sipex and Future Electronics. Representatives of O’Melveny & Myers LLP updated Exar’s board with respect to the terms of the merger agreement and the lock-up and standstill agreement, including focusing on the resolution of final issues related to each agreement. Representatives of Cowen then reviewed with Exar’s board of directors its financial analyses with respect to the possible strategic transaction. Following its presentation, Cowen delivered its oral opinion to Exar’s board of directors, later confirmed by a written opinion dated May 7, 2007, that as of the date of its written opinion and based upon and subject to the factors and assumptions set forth in its written opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Exar. Representatives of Lehman Brothers then reviewed with Exar’s board of directors its financial analyses with respect to the possible strategic transaction. Following its presentation, Lehman Brothers delivered its oral opinion to Exar’s board of directors, later confirmed by a written opinion dated May 7, 2007, that as of the date of its written opinion and based upon and subject to the factors and assumptions set forth in its written opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to Exar. Mr. Melendrez and representatives of O’Melveny & Myers LLP reviewed the results of legal diligence with Exar’s board. Exar’s board of directors then considered and voted on proposed resolutions relating to the transaction. Director Guy Adams abstained from voting with respect to proposed resolutions relating to the approval by Exar’s board of directors of the merger agreement and the merger. Mr. Adams expressed his concern regarding the fact that Future Electronics would be permitted to sell up to 2 million shares of Exar common stock in the first year after the closing of the merger. After extensive discussion and deliberation, including discussion of Mr. Adams’ concerns and the terms of the lock-up and standstill agreement and the fact that Future Electronics had agreed to lock up approximately 6.6 million shares for a period of one year, Exar’s board of directors (with Mr. Adams abstaining) (1) determined that the merger and the transactions contemplated by the merger agreement are consistent with and in furtherance of the long-term business strategy of Exar and fair to, advisable and in the best interests of, Exar and its stockholders, (2) approved the merger agreement, the merger and the other transactions contemplated by the merger agreement, and (3) determined, subject to the terms of the merger agreement, to recommend the approval of the issuance of shares of Exar common stock in the merger by the stockholders of Exar.

On the evening of May 7, 2007, Sipex’s board of directors met telephonically with representatives of Latham & Watkins LLP and Piper Jaffray. Mr. Schmitt provided Sipex’s board with an update of Sipex’s interactions with Exar since the prior Sipex board meeting. A representative of Latham & Watkins LLP presented to Sipex’s board a description of their fiduciary duties under Delaware law in connection with the proposed merger with Exar. A representative of Piper Jaffray then presented Sipex’s board with information concerning certain financial analyses performed in connection with Sipex’s proposed merger with Exar. The representative of Piper Jaffray then delivered to Sipex’s board Piper Jaffray’s opinion, subsequently confirmed in writing as of that same date that, as of that date, and based upon the assumptions made, matters considered and limitations of the review described in the opinion, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to the holders of Sipex’s common stock (other than its affiliates). Representatives of Latham & Watkins LLP and a representative of Piper Jaffray also provided Sipex’s board with a summary of the material provisions of the merger agreement, including a discussion of changes since the prior Sipex board meeting. Following a discussion and questions from Sipex’s board, there was a discussion of any potential conflicts of interest among management and the Sipex directors. A representative of Latham & Watkins provided Sipex’s board with an overview of the diligence efforts and reviewed the proposed Sipex board resolutions. Sipex’s board of directors (i) considered and voted on the proposed resolutions relating to the transaction and approved the merger agreement, the merger and the other transactions contemplated by the merger agreement as Sipex’s board of directors deemed it advisable, fair to and in the best interests of Sipex and its stockholders to effect the merger and the transactions contemplated by the merger agreement and (ii) resolved to recommend approval of the merger and adoption of the merger agreement to the Sipex stockholders.

On the night of May 7, 2007, the parties executed and delivered the merger agreement and the other definitive agreements. On May 8, 2007, the parties announced the execution of the merger agreement before the opening of trading on the Nasdaq Global Market and Nasdaq Capital Market.

Exar’s and Sipex’s Reasons for the Merger

In determining to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and to make the applicable recommendations to their respective stockholders as described in this joint proxy statement/prospectus, Exar’s board of directors and Sipex’s board of directors considered the following benefits and strategic advantages of the merger.

Strategic Benefits of the Merger

Complementary technologies and product portfolio. The products and development capabilities of the two companies are complementary, and should enable the combined company to compete more effectively in targeted markets than either company can on its own. While Exar’s strength is in supplying analog, mixed signal and digital solutions for the serial communications, network transmission and storage markets, Sipex’s complementary strength is in supplying analog and mixed signal solutions for the power management, interface and optical storage markets. The merger will broaden the combined company’s product and intellectual property portfolios, which is expected to allow the combined company to move toward higher level integration and deliver more value to its customers through more complete solutions for customer applications.

Expanded growth opportunities. Exar and Sipex believe the merger will expand growth opportunities in the communications, consumer, industrial and storage markets. Both companies have been investing in higher-growth product areas, such as the consumer and storage product categories. The combined companies will have greater resources and scale, including their combined technical resources and intellectual property, to expand into the higher-growth areas. The merger will also provide the combined companies with a solid customer base and present opportunities for cross-selling of products to the other party’s customers.

Stronger customer and distributor relationships. Exar and Sipex expect that the combined company will have improved ability to expand current customer relationships and increased penetration of new customer accounts. Exar and Sipex believe that the combination of the two companies’ product lines and engineering resources should enable the combined company to meet customer needs more effectively and to deliver more complete solutions to its customers. Additionally, the merger is expected to provide the combined company with a platform to expand growth through access to both companies’ distribution channel partners.

Broader geographic reach. The merger will allow the combined company to establish a stronger presence in the high growth Asia marketplace.

Platform for further expansion. Exar and Sipex expect the combination to provide the combined companies with a stronger platform from which to do additional acquisitions for further expansion in the high-value, high performance analog and mixed signal product spaces.

Financial Benefits and Synergies

Greater Financial Resources. The combined company will have greater financial resources. Exar and Sipex expect that together they will be better able to support product development strategies; to respond more quickly and effectively to customer needs, technological change, increased competition and shifting market demand; and to pursue strategic growth opportunities in the future, including acquisitions.

Significant cost savings. Exar and Sipex expect the merger to allow the combined company to optimize resources and achieve cost synergies. The larger, combined company will also be able to more efficiently bear the costs of being a public company. In addition, Exar expects to realize tax savings as a result of the merger through the combined companies’ use of Sipex’s net operating loss carryforwards.

Increased Revenue Growth. Exar and Sipex expect the merger to result in revenue growth through cross-selling and access to channel partners as well as through a number of new product initiatives currently being undertaken by each company.

Personnel

The merger will significantly strengthen the combined company’s leadership, expand its technical expertise and reinforce its engineering, sales, marketing and applications teams. In addition, Ralph Schmitt, the current chief executive officer of Sipex, a member of Sipex’s board of directors and a proven industry executive, will become the chief executive officer of Exar following the merger.

Recommendation of Exar’s Board of Directors; Additional Considerations of Exar’s Board of Directors

After careful consideration, at a meeting held on May 7, 2007, Exar’s board of directors:

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determined that the merger and the transactions contemplated by the merger agreement are consistent with and in furtherance of the long-term business strategy of Exar and fair to, advisable and in the best interests of, Exar and its stockholders;

•	approved the merger agreement, the merger and the other transactions contemplated by the merger agreement; and

•	determined, subject to the terms of the merger agreement, to recommend the approval of the issuance of shares of Exar common stock in the merger by the stockholders of Exar.

During the course of its deliberations, Exar’s board of directors consulted with Exar’s management, Exar’s legal counsel regarding the legal terms of the merger and Exar’s financial advisors regarding the financial aspects of the merger and the fairness, from a financial point of view, of the exchange ratio to Exar. The factors that Exar’s board of directors considered in reaching its determination include, but were not limited to, the following:

•	the reasons for the merger described in the section entitled “Exar’s and Sipex’s Reasons for the Merger;”

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the familiarity of Exar’s board of directors and management with the business, properties and prospects of Exar, including the strategic opportunities available to Exar other than the merger with Sipex, including organic growth as an independent company, strategic relationships with third parties or alternative business combinations;

•	current financial market conditions and historical market prices and trading information with respect to Exar common stock and Sipex common stock;

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the opinions, dated May 7, 2007, of Cowen and Lehman Brothers, Exar’s financial advisors, to the effect that, as of the date of the opinions and based on and subject to the matters described in the opinions, the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to Exar, which opinions are described below under the caption “The Merger—Opinions of Exar’s Financial Advisors;”

•	the relationship between the market value of Sipex common stock and the consideration to be paid to Sipex stockholders in connection with the merger and a comparison of comparable merger transactions;

•	the potential impact of the merger on Exar’s suppliers, distributors, customers and employees;

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the terms and conditions of the merger agreement, including the parties’ representations, warranties and covenants, the conditions to their respective obligations, the termination provisions and the termination fee payable to Exar or Sipex under specified circumstances;

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the financial condition, results of operations, businesses and prospects of Exar and Sipex before and after giving effect to the merger, including the results of Exar’s due diligence review of Sipex’s financial condition, results of operations, business and prospects;

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historical information concerning Exar’s and Sipex’s respective businesses, prospects, financial performance and condition, operations, technology, management and competitive position, including public reports concerning results of operations during the most recent fiscal year and fiscal quarter for each company as filed with the SEC;

•	the technical expertise and experience of Sipex’s management and employees;

•	the fact the Exar stockholders will have the opportunity to vote upon the proposal to approve the issuance of shares of Exar common stock in the merger;

•	the fact that Ralph Schmitt, the current chief executive officer of Sipex, has agreed to serve as president and chief executive officer of Exar after the merger; and

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the lock-up and standstill agreement with an affiliate of Future Electronics, which is Sipex’s largest stockholder and Sipex’s and Exar’s largest distributor, pursuant to which Future and its affiliates has agreed, among other things, to limit dispositions and acquisitions of Exar common stock by it in the year following the closing of the merger.

Exar’s board of directors also identified and considered a number of potentially negative factors in its deliberations concerning the merger, including but not limited to:

•	the risk that the potential synergies and other benefits sought in the merger might not be fully realized;

•	the challenges of integrating the management teams, strategies, cultures and organizations of the companies, which could delay or negate some of the expected benefits of the merger;

•	possible effects on Exar’s long-term stock price and financial results if the benefits of the merger are not obtained on a timely basis or at all;

•	the risk that key management and other personnel might not remain employed by the combined company;

•	the risk of disruption of sales momentum as a result of uncertainties created by the announcement of the merger;

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the possibility that the merger might not be consummated, even if the merger agreement is adopted and the merger approved by the Sipex stockholders and the issuance of Exar common stock is approved by Exar’s stockholders, including the possibility that Exar may have to pay a termination fee in certain circumstances;

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the ability of Future Electronics and its affiliates to sell shares of Exar common stock during the one-year period immediately following closing and the possible effects of any such sales on the price of Exar common stock;

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the abstention from voting by one member of Exar’s board of directors because of concerns that Future Electronics, which is Exar’s and Sipex’s largest distributor and which is expected to own approximately 7,591,607 shares of Exar common stock (representing approximately 14% of the outstanding, non-treasury shares of Exar common stock immediately after the closing of the merger assuming conversion of all Sipex convertible notes and exercise of related warrants prior to the completion of the merger), will be permitted to sell up to 2,000,000 shares (500,000 shares per quarter) of Exar common stock during the one-year period immediately following closing (as opposed to a more restrictive lock-up);

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the terms of the merger agreement limiting Exar’s right to consider and negotiate alternative acquisition proposals in certain circumstances and restricting Exar’s ability to operate it business between signing of the merger agreement and closing (although the merger agreement generally permits Exar to operate its business in the ordinary course during that period);

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the effect of the public announcement of the merger and the possibility that the merger might not be consummated on (a) demand for Exar’s products, (b) Exar’s relationships with strategic partners, (c) Exar’s operating results, (d) Exar’s stock price and (e) Exar’s ability to attract and retain key management and engineering, marketing, sales, technical and other personnel;

•	the substantial charges to be incurred in connection with the merger, including costs of integrating the businesses and transaction expenses arising from the merger; and

•	other applicable risks described in the section of this joint proxy statement/prospectus entitled “Risk Factors.”

After due consideration, Exar’s board of directors concluded that the potential benefits of the merger to Exar and its stockholders outweighed the risks associated with the merger.

The foregoing discussion is not exhaustive of all factors considered by Exar’s board of directors. Each member of Exar’s board of directors may have considered different factors, and Exar’s board of directors evaluated these factors as a whole and did not quantify or otherwise assign relative weights to factors considered. In addition, Exar’s board of directors did not reach any specific conclusion with respect to each of the factors considered, or any aspect of any particular factor. Instead, Exar’s board of directors conducted an overall analysis of the factors described above. The members of the board of directors were aware that, as described below under “The Merger—Interests of Certain Persons in the Merger,” certain directors and officers of Exar have interests in the merger in addition to, or different from, their interests as stockholders in Exar, and the board of directors considered this in deciding to recommend the transaction.

Exar cannot assure you that any of the expected results, synergies, opportunities or other benefits described in this section will be achieved as a result of the merger.

Opinions of Exar’s Financial Advisors

Opinion of Cowen and Company, LLC

On May 7, 2007, Cowen delivered its oral opinion to Exar’s board of directors, subsequently confirmed in writing as of the same date, to the effect that, as of May 7, 2007, and subject to the various assumptions and other factors set forth in the written opinion, the exchange ratio in the merger was fair, from a financial point of view, to Exar.

The full text of the written opinion of Cowen, dated May 7, 2007, is attached as Annex E to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference. Holders of Exar common stock are urged to read the opinion in its entirety for the assumptions made, procedures followed, other matters considered and limits of the review by Cowen. The summary of the written opinion of Cowen set forth herein is qualified in its entirety by reference to the full text of that opinion. Cowen’s analyses and opinion were prepared for and addressed to Exar’s board of directors and are directed only to the fairness, from a financial point of view, of the exchange ratio in the merger, and do not constitute an opinion as to the merits of the merger or a recommendation to any stockholder as to how to vote on the proposed merger.

In arriving at its opinion, Cowen reviewed and considered such financial and other matters as it deemed relevant, including, among other things:

•	a draft of the merger agreement dated May 5, 2007;

•	certain publicly available financial and other information for Exar and certain other relevant financial and operating data furnished to Cowen by Exar management;

•	certain publicly available financial and other information for Sipex and certain other relevant financial and operating data furnished to Cowen by Sipex management;

•

certain internal financial analyses, financial forecasts, reports and other information concerning Exar and Sipex, prepared by the respective managements of Exar and Sipex and the amounts and timing of the cost savings and related expenses expected to result from the merger furnished to Cowen by the management of Exar and Sipex, which are referred to in this section as the expected synergies;

•	Reuters estimates and financial projections in Wall Street analyst reports for Exar;

•

discussions Cowen had with certain members of management of each of Exar and Sipex concerning the historical and current business operations, financial conditions and prospects of Exar and Sipex, the expected synergies and such other matters as Cowen deemed relevant;

•	certain operating results of Exar and Sipex as compared to operating results of certain publicly traded companies Cowen deemed relevant;

•

the reported price and trading histories of the shares of Exar common stock and Sipex common stock, respectively, as compared to the reported price and trading histories of certain publicly traded companies Cowen deemed relevant;

•	certain financial terms of the merger as compared to the financial terms of certain selected business combinations Cowen deemed relevant;

•

based on the forecasts and projections, the cash flows generated by Exar and Sipex, respectively, on a stand-alone basis to determine the present value of the discounted cash flows for each of Exar and Sipex;

•	certain pro forma financial effects excluding goodwill of the merger on an accretion/dilution basis; and

•	such other information, financial studies, analyses and investigations and such other factors that Cowen deemed relevant for the purposes of its opinion.

In conducting its review and arriving at its opinion, Cowen, with Exar’s consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to it by Exar and Sipex or which was publicly available. Cowen did not undertake any responsibility for the accuracy, completeness or reasonableness of, or to verify independently, this information. Cowen relied upon, without independent verification, the assessment of Exar’s and Sipex’s management, respectively, as to the respective existing technology, products and services of Exar and Sipex and the validity of, and risks associated with, the future technology, products and services of Exar and Sipex, respectively. In addition, Cowen did not conduct, nor has it assumed any obligation to conduct, any physical inspection of the properties or facilities of Exar or Sipex. Cowen further relied upon the assurance of Exar management that they were unaware of any facts that would make the information provided to Cowen incomplete or misleading in any respect. Cowen, with Exar’s consent, assumed that the financial forecasts and descriptions of expected synergies which Cowen examined were reasonably prepared by the respective managements of Exar and Sipex on bases reflecting the then currently best available estimates and good faith judgments of such managements as to the future performance of Exar and Sipex, respectively. Cowen assumed, with Exar’s consent, that each of the financial forecasts and expected synergies, and the Reuters estimates and Wall Street projections utilized in Cowen’s analyses with respect to Exar and Sipex provided a reasonable basis for its opinion.

Cowen did not make or obtain any independent evaluations, valuations or appraisals of the assets or liabilities of Exar or Sipex, nor was Cowen furnished with these materials. With respect to all legal matters relating to Exar and Sipex, Cowen relied on the advice of legal counsel to Exar. Cowen’s opinion was necessarily based upon economic and market conditions and other circumstances as they existed and could be evaluated by Cowen on the date of its opinion.

In rendering its opinion, Cowen assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the consummation of the merger will be satisfied without waiver of the conditions. Cowen assumed that the final form of the merger agreement would be substantially similar to the last draft reviewed by Cowen prior to rendering its opinion. Cowen also assumed that all governmental, regulatory and other consents and approvals contemplated by the merger agreement would be obtained and that, in the course of obtaining any of those consents, no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the merger. Exar informed Cowen, and Cowen assumed, that the merger will be treated as a tax-free reorganization.

Cowen’s opinion does not constitute a recommendation to any stockholder as to how the stockholder should vote on the merger agreement or take any other action in connection with the merger or otherwise. Cowen’s opinion is limited to the fairness, from a financial point of view, of the exchange ratio in the merger. Cowen has not been requested to opine as to, and Cowen’s opinion does not in any manner address, Exar’s underlying business decision to effect the merger.

The following is a summary of the principal financial analyses performed by Cowen to arrive at its opinion. Some of the summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses. Cowen performed certain procedures, including each of the financial analyses described below, and reviewed with the management of Exar and Sipex the assumptions on which those analyses were based and other factors, including the historical and projected financial results of Exar and Sipex. No limitations were imposed by Exar’s board of directors with respect to the investigations made or procedures followed by Cowen in rendering its opinion.

Historical Exchange Ratio Analysis. Cowen analyzed the ratios of the closing prices of Sipex common stock to those of Exar common stock over various periods ending May 4, 2007. The table below illustrates the range of exchange ratios for those periods.

Historical Exchange Ratio Range
Last 5 Trading Days	0.6508x – 0.7070x
Last 20 Trading Days	0.6227x – 0.7159x
Last 60 Trading Days	0.6188x – 0.7495x

Contribution Analysis. Cowen analyzed the respective contributions of estimated fiscal year 2008 and estimated fiscal year 2009 revenues, gross profit, operating income and net income of Exar and Sipex to the combined company, based on the projected financial results of Exar and Sipex prepared by the respective managements of Exar and Sipex, and the implied exchange ratios resulting from this analysis. Cowen’s analysis resulted in a range of implied exchange ratios from 0.2178x to 0.4337x for the fiscal year ending March 31, 2008, and a range of implied exchange ratios from 0.3167x to 1.1840x for the fiscal year ending March 31, 2009.

Analysis of Selected Publicly Traded Companies. Cowen performed a comparable company analysis, which attempts to provide an implied value of a company by comparing it to similar companies. To provide contextual data and comparative market information, Cowen compared selected projected operating and financial data and ratios for Sipex and for Exar to the corresponding financial data and ratios of certain other companies, referred to as Selected Companies, whose securities are publicly traded and which Cowen believes have operating variables (such as a similar business model or operations) similar to those of Sipex and Exar.

For Sipex, these companies were:

•	Advanced Analogic Technologies Incorporated

•	AMIS Holdings, Inc.

•	California Micro Devices Corporation

•	Cirrus Logic, Inc.

•	Intersil Corporation

•	IXYS Corporation

•	Micrel, Incorporated

•	Microsemi Corporation

•	Monolithic Power Systems, Inc.

•	National Semiconductor Corporation

•	ON Semiconductor Corporation

•	Semtech Corporation

•	Silicon Laboratories Inc.

•	Supertex, Inc.

•	Volterra Semiconductor Corporation

For Exar, these companies were:

•	Applied Micro Circuits Corporation

•	Broadcom Corporation

•	Integrated Device Technology, Inc.

•	LSI Logic Corporation

•	Marvell Technology Group Ltd.

•	Mindspeed Technologies, Inc.

•	PLX Technology, Inc.

•	PMC-Sierra, Inc.

•	TranSwitch Corporation

•	Tundra Semiconductor Corporation

•	Zarlink Inc.

For the purpose of this analysis, Cowen analyzed the following statistics of the Selected Companies:

•	the ratios of enterprise value, defined as the market value of common stock plus total debt less cash, to estimated sales for calendar year end 2007 and 2008; and

•	the ratios of price to estimated earnings per share for calendar year 2007 and 2008.

Estimates for the Selected Companies were derived from Reuters or research analyst reports. Cowen calculated implied price per share data for Sipex and Exar based on these multiples and an implied exchange ratio based on the calculated implied prices per share.

The following table presents, for the periods indicated, for Sipex and Exar, the multiples implied by the ratio of the Enterprise Value to projected calendar year 2007 and 2008 revenue estimates, and the ratio of May 4, 2007 price to projected calendar year 2008 earnings per share estimates, and the implied exchange ratio based on these multiples and ratios.

	Sipex Selected Company Multiples by Quartile				Exar Selected Company Multiples by Quartile				Implied Exchange Ratio Based on Selected Company Multiples
	1st		3rd		1st		3rd		Low		High
CY 07 Ent. Value/Revenue	2.7	x	3.7	x	1.9	x	3.8	x	0.4788	x	0.8130	x
CY 08 Ent. Value/Revenue	2.5	x	3.5	x	1.6	x	3.2	x	0.5333	x	0.9561	x
CY 08 Price/Earnings	14.3	x	21.1	x	17.3	x	28.2	x	0.4543	x	1.0939	x

Although the Selected Companies were used for comparison purposes, none of those companies is identical to Sipex or Exar. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the Selected Companies and other factors that could affect the public trading value of the Selected Companies or Sipex or Exar to which they are being compared.

Discounted Cash Flow Analysis. Cowen estimated a range of values for Exar common stock and Sipex common stock based upon the discounted present value of the projected after-tax cash flows of Exar and Sipex described in the respective financial forecasts provided by the respective managements of Exar and Sipex, for the fiscal years 2008 through 2012, and of the terminal values of Exar and Sipex based upon multiples of revenue. This analysis was based upon certain assumptions described by, projections supplied by and discussions held with the management of Exar. In performing this analysis, Cowen utilized discount rates for Exar ranging from 15.0% to 20.0% and for Sipex ranging from 17.5% to 22.5%. The discount rates were selected based on weighted average cost of capital calculations for each of Exar and Sipex, respectively. Cowen utilized terminal multiples of revenue for Exar ranging from 2.0 times to 3.0 times and for Sipex ranging from 2.5 times to 3.5 times; these multiples were based on the respective Selected Companies trading multiples for each of Sipex and Exar.

Utilizing this methodology, the per share equity value of Sipex ranged from:

•	$5.94 to $9.75 per share, based on the financial forecasts; and

the per share equity value of Exar ranged from:

•	$13.24 to $15.76 per share, based on the financial forecasts.

This analysis resulted in implied exchange ratios ranging from 0.3767x to 0.7366x.

Analysis of Premiums Paid in Selected Transactions. Cowen reviewed the premium of the exchange ratio over the average exchange ratio one day, 20 days and 60 days prior to the announcement date of selected transactions involving publicly traded companies in the technology industry, referred to as Technology Transactions. Cowen also reviewed the premium of the exchange ratio over the average exchange ratio one day, 20 days and 60 days prior to the announcement date of selected transactions involving mergers between publicly traded companies characterized as merger of equals transactions, referred to as Merger of Equals Transactions. Technology Transactions reviewed included 15 transactions involving 100% stock consideration with transaction values between $200 million and $2 billion, with announced dates between January 1, 2003 and May 4, 2007. Merger of Equals Transactions reviewed included 29 transactions with announced dates between June 1, 2001 and May 4, 2007, where the acquired company’s shareholders owned or will own between 30% and 50% of the resulting entity immediately following the transaction.

The following tables present the premium of the exchange ratio over the average exchange ratio one day, 20 days and 60 days prior to the announcement date for the Technology Transactions and one day, 20 days and 60 days premiums for the Merger of Equals Transactions based on the exchange ratio in the transaction and the implied exchange ratio for the merger based on the premiums in the Technology Transactions and the Merger of Equals Transactions, compared to the historical exchange ratios for Exar common stock and Sipex common stock from the Historical Exchange Ratio Analysis described above.

	Technology Transactions
	Premium (Discount) Quartile		Sipex /Exar Exchange Ratio Statistic	Implied Exchange Ratio

	1st	3rd		Low	High
1 Day	14.6%	36.5%	0.6508x	0.7459x	0.8886x
20 Day Average	12.6%	36.9%	0.6860x	0.7721x	0.9389x
60 Day Average	2.8%	32.6%	0.6790x	0.6977x	0.9002x

	Merger of Equals Transactions
	Premium (Discount) Quartile		Sipex /Exar Exchange Ratio Statistic	Implied Exchange Ratio

	1st	3rd		Low	High
1 Day	2.3%	18.9%	0.6508x	0.6658x	0.7736x
20 Day Average	1.7%	19.3%	0.6860x	0.6977x	0.8186x
60 Day Average	(0.5)%	18.6%	0.6790x	0.6752x	0.8056x

Although the Technology Transactions and Merger of Equals Transactions were used for comparison purposes, the circumstances and terms surrounding each of these transactions are not identical to the merger, and none of the companies in those transactions is identical to Exar or Sipex. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the acquisition value of such companies or Sipex to which they are being compared.

Pro Forma Earnings Analysis. Cowen analyzed the potential effect of the proposed merger on the pro forma earnings per share, or EPS, of Exar for fiscal year 2009. This analysis was based upon (1) the projected financial forecasts of Exar and Sipex and (2) 26.2 million fully diluted shares of Sipex common stock outstanding including full conversion of outstanding Sipex convertible notes and the associated warrants. This analysis, with Exar management’s consent, used Exar management’s forecasts for Exar, excluding stock-based compensation, non-recurring items and amortization of intangibles, and for Sipex, excluding restructuring, stock-based compensation and non-recurring items.

This analysis indicated that the proposed merger would be accretive to Exar’s pro forma 2009 fiscal year EPS assuming no benefits from any net operating loss carryforwards or synergies as a result of the transaction, and assuming utilization of net operating loss carryforwards and realization of cost synergies that the management of Exar deemed are likely to occur. The financial forecasts and assumptions that underlie this analysis exclude amortization of intangibles, stock-based compensation expense and non-recurring items.

The summary set forth above does not purport to be a complete description of all the analyses performed by Cowen. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. Cowen did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, notwithstanding the separate factors summarized above, Cowen believes, and has advised Exar’s board of directors, that its analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying its opinion. In performing its analyses, Cowen made numerous assumptions with respect to industry performance, business and economic conditions and other matters, many of which are beyond the control of Exar and Sipex. These analyses performed by Cowen are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, these analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. None of Exar, Sipex, Cowen or any other person assumes responsibility if future results are materially different from those projected. The analyses supplied by Cowen and its opinion were among several factors taken into consideration by Exar’s board of directors in making its decision to enter into the merger agreement and should not be considered as determinative of that decision.

Cowen was selected by Exar’s board of directors to render an opinion to Exar’s board of directors because Cowen is a nationally recognized investment banking firm and because, as part of its investment banking business, Cowen is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of its business, Cowen and its affiliates may actively trade the equity securities of Exar and Sipex for their own account and for the accounts of their customers and, accordingly, may at any time hold a long or short position in those securities. Cowen and its affiliates in the ordinary course of business have from time to time provided, and in the future may continue to provide, commercial and investment banking services to Exar and Sipex, including serving as a financial advisor on potential acquisitions and as an underwriter on equity offerings, and has received, and in the future may receive fees for the rendering of those services.

Pursuant to a letter agreement, Exar engaged Cowen and LRG Capital Group to act as financial advisors in connection with the merger, for which it has agreed to pay to Cowen a nonrefundable fee of $500,000 for rendering the Cowen opinion and to Cowen and LRG a transaction fee of $1,600,000, against which the opinion fee would be credited. Exar may, at its sole discretion, pay to Cowen and LRG an additional fee of up to $500,000 upon completion of the merger. Additionally, Exar has agreed to reimburse Cowen and LRG for certain of their out-of-pocket expenses, including attorneys’ fees, and has agreed to indemnify Cowen and LRG against certain liabilities, including liabilities under the federal securities laws. The terms of the fee arrangement with Cowen, which are customary in transactions of this nature, were negotiated at arm’s length between Exar and Cowen, and Exar’s board of directors was aware of the arrangement, including the fact that a significant portion of the fee payable to Cowen is contingent upon the completion of the merger.

Opinion of Lehman Brothers Inc.

On May 7, 2007, Lehman Brothers delivered its oral opinion to Exar’s board of directors, subsequently confirmed in writing as of the same date, to the effect that, as of May 7, 2007, and based upon and subject to certain matters stated in its opinion, from a financial point of view, the exchange ratio of 0.6679 shares of Exar common stock for each share of Sipex common stock to be paid by Exar in the proposed transaction was fair to Exar.

The full text of the written opinion of Lehman Brothers, dated May 7, 2007, is attached as Annex F to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference. Holders of Exar common stock and Sipex common stock are urged to read the opinion in its entirety for a discussion of the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Lehman Brothers in rendering its opinion. The following is a summary of Lehman Brothers’ opinion and the methodology that Lehman Brothers used to render its opinion. This summary is qualified in its entirety by reference to the full text of Lehman Brothers’ opinion. Lehman Brothers’ advisory services and opinion were provided for the use and benefit of Exar’s board of directors in connection with its consideration of the proposed merger. Lehman Brothers’ opinion was not intended to be and did not constitute a recommendation to any Exar stockholder as to how such stockholder should vote with respect to the proposed merger. Lehman Brothers was not requested to opine as to, and the Lehman Brothers opinion did not in any manner address, Exar’s underlying business decision to proceed with or effect the proposed merger or structuring alternatives available with respect to the proposed merger.

In arriving at its opinion, Lehman Brothers reviewed and analyzed:

•	the merger agreement and the specific terms of the proposed merger;

•

publicly available information concerning Exar that Lehman Brothers believes to be relevant to the analysis, including Exar’s Annual Report on Form 10-K for the fiscal year ended March 31, 2006, the Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2006;

•	publicly available information concerning Sipex that Lehman Brothers believes to be relevant to the analysis, including Sipex’s Annual Report on Form 10-K for the fiscal year ended December 30, 2006;

•

financial and operating information with respect to the business, operations and prospects of Exar and Sipex furnished to Lehman Brothers by Exar and Sipex, respectively, including financial projections of Exar and Sipex prepared by the management of Exar and Sipex, respectively, and the estimated cost savings, operating synergies and other strategic benefits expected to result from the proposed transaction prepared jointly by the management of Exar and Sipex;

•

the trading histories of Exar common stock and Sipex common stock from May 4, 2005 to May 4, 2007 and a comparison of those trading histories with each other and with those of the publicly traded securities of other companies that Lehman Brothers deemed relevant;

•	a comparison of the historical financial results and present financial condition of Exar and Sipex with each other and with those of other companies that Lehman Brothers deemed relevant;

•	a comparison of the financial terms of the proposed transaction with the financial terms of certain other transactions that Lehman Brothers deemed relevant;

•	the relative contributions of Exar, on the one hand, and Sipex, on the other hand, to the future financial performance of the combined company on a pro forma basis; and

•	the pro forma impact of the proposed transaction on the future earnings per share of Exar on a combined basis.

In addition, Lehman Brothers had discussions with the managements of Exar and Sipex concerning their respective businesses, operations, assets, liabilities, financial condition and prospects and undertook such other studies, analyses and investigations as Lehman Brothers deemed appropriate.

In arriving at its opinion, Lehman Brothers assumed and relied upon the accuracy and completeness of the financial and other information used by Lehman Brothers without assuming any responsibility for independent verification of such information and have further relied upon the assurances of managements of Exar and Sipex that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of Exar, upon advice of Exar, Lehman Brothers assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Exar as to the future financial performance of Exar and that Exar will perform substantially in accordance with such projections. With respect to the financial projections of Sipex, upon advice of Sipex, Lehman Brothers assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Sipex as to the future financial performance of Sipex and that Sipex will perform substantially in accordance with such projections. In addition, upon advice of Exar, Lehman Brothers assumed that the amounts and timing of the expected synergies are reasonable and that the expected synergies will be realized substantially in accordance with such estimates.

In arriving at its opinion, Lehman Brothers did not conduct a physical inspection of the properties and facilities of Exar or Sipex and did not make or obtain any evaluations or appraisals of the assets or liabilities of Exar or Sipex. Lehman Brothers’ opinion necessarily was based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of such opinion.

In connection with rendering its opinion, Lehman Brothers performed certain financial, comparative and other analyses as described below. In arriving at its opinion, Lehman Brothers did not ascribe a specific range of value to Exar or to Sipex, but rather made its determination as to the fairness, from a financial point of view, of the exchange ratio to be paid by Exar in the proposed transaction on the basis of these financial and comparative analyses. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial and comparative analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to summary description. Furthermore, in arriving at its opinion, Lehman Brothers did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Lehman Brothers believes that its analyses must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion. In its analyses, Lehman Brothers made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Exar and Sipex. None of Exar, Lehman Brothers or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses were not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be sold.

The following is a summary of the material financial analyses used by Lehman Brothers in connection with the delivery of its opinion to Exar’s board of directors. The financial analyses summarized below were based upon market prices as of May 4, 2007. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses used by Lehman Brothers, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Accordingly, the analyses listed in the tables and described below must be considered as a whole. Considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the Lehman Brothers opinion.

Stock Trading History. Lehman Brothers considered historical data with regard to the trading prices of Exar common stock and Sipex common stock for the period from May 4, 2005 through May 4, 2007. During this period, the closing stock price of Exar ranged from $12.00 to $16.57 per share, and the closing stock price of Sipex ranged from $2.30 to $10.50.

Historical Exchange Ratio Analysis. Lehman Brothers compared the historical prices of Exar common stock and Sipex common stock for various periods during the 52-week period prior to May 4, 2007 in order to determine various implied exchange ratios that existed for those periods. Based on these implied exchange ratios, Lehman Brothers analyzed the premium at the exchange ratio of 0.6679 shares of Exar common stock for each share of Sipex common stock for those periods.

The analysis indicated the following implied exchange ratios and premiums at the exchange ratio of 0.6679 shares of Exar common stock for each share of Sipex common stock:

	Exchange Ratio
	Exchange Ratio	Premium at exchange ratio of 0.6679x
Current	0.6508x	2.63%
5-Trading Day Avg	0.6828x	(2.19)%
10-Trading Day Avg	0.6934x	(3.69)%
20-Trading Day Avg	0.6860x	(2.64)%
30-Trading Day Avg	0.6730x	(0.76)%
60-Trading Day Avg	0.6790x	(1.63)%
90-Trading Day Avg	0.6929x	(3.61)%
180-Trading Day Avg	0.6241x	7.02%
1-Year Avg	0.5766x	15.83%

Comparable Company Analysis. In order to assess how the public market values shares of publicly traded companies with similar operating characteristics as Exar and Sipex, Lehman Brothers reviewed and compared specific financial and operating data relating to Exar and Sipex with selected companies that Lehman Brothers deemed comparable to Exar and Sipex. Lehman Brothers included the following companies in its review:

•	Advanced Analogic Technologies Inc.;

•	Applied Micro Circuits Corp.;

•	Broadcom Corp.;

•	Cirrus Logic, Inc.;

•	Integrated Device Technology Inc.;

•	Marvell Technology Group Ltd.;

•	Micrel, Inc.;

•	Mindspeed Technologies, Inc.;

•	Monolithic Power Systems, Inc.;

•	PMC-Sierra, Inc.;

•	Power Integrations, Inc.;

•	Semtech Corp.;

•	Silicon Laboratories Inc.;

•	Supertex, Inc.;

•	Tundra Semiconductor Corp.;

•	Volterra Semiconductor Corp.; and

•	Zarlink Semiconductor Inc.

Lehman Brothers calculated and compared various financial multiples and ratios of Exar and Sipex to the corresponding multiples and ratios of the selected companies. The multiples and ratios of Sipex were based on the projections prepared by Sipex management. The multiples and ratios of Exar, in the first instance, were based on publicly available information and Institutional Brokerage Estimate System, or IBES, estimates available as of May 4, 2007 and, in the second instance, were based on the projections prepared by Exar management. The multiples and ratios of each of the other companies were based on IBES estimates available as of May 4, 2007. Lehman Brothers calculated and analyzed the multiples of each company’s enterprise value to 2007 and 2008 calendar year expected revenues, as well as the multiples of each company’s stock price to 2007 and 2008 calendar year expected earnings per share, or EPS.

The following table presents the results of the comparable company analysis as applied to Sipex:

	Analog and Power Management Comparable Companies(1)		Sipex Management at Transaction
	Median	Mean

Enterprise Value as a multiple of:
CY2007E Revenues	3.33x	3.37x	3.08x
CY2008E Revenues	2.84x	2.82x	2.41x

Stock Price as a multiple of:
CY2008E EPS	19.3x	19.8x	16.0x

(1)	Analog comparable companies include Advanced Analogic Technologies Inc.; Cirrus Logic, Inc.; Micrel, Inc.; Monolithic Power Systems, Inc.; Power Integrations, Inc.; Semtech Corp.; Supertex, Inc. and Volterra Semiconductor Corp.

Using the mean and median multiples as a general guide, Lehman Brothers calculated (i) a range of equity values per share for Sipex of $8.69 to $11.58 without including any equity control premium. Lehman Brothers noted that, based upon the exchange ratio of 0.6679 shares of Exar common stock for each share of Sipex common stock, the implied transaction price per share of Sipex common stock of $9.24 fell within the range of equity values.

The following table presents the results of the comparable company analysis as applied to Exar:

	Communication IC Comparable Companies(1)		Exar Wall Street	Exar Management
	Median	Mean

Enterprise Value as a multiple of:
CY2007E Revenues	2.66x	2.78x	2.19x	2.07x
CY2008E Revenues	2.89x	2.56x	1.83x	1.58x
Stock Price as a multiple of:

CY2008E EPS	20.4x	20.5x	27.0x	22.8x

(1)	Communication IC comparable companies include Applied Micro Circuits Corp.; Broadcom Corp.; Integrated Device Technology Inc.; Marvell Technology Group Ltd.; Mindspeed Technologies, Inc.; PMC-Sierra, Inc.; Silicon Laboratories Inc.; Tundra Semiconductor Corp.; and Zarlink Semiconductor Inc.

Using the mean and median multiples as a general guide, Lehman Brothers calculated a range of equity values per share for Exar of $10.98 to $15.25. Lehman Brothers noted that the price per share of Exar common stock as of May 4, 2007 of $13.83 fell within this range.

Lehman Brothers selected the comparable companies described above because their business and operating profiles are reasonably similar to that of Exar or Sipex. However, because of the inherent differences between the businesses, operations and prospects of Exar and Sipex and the business, operations and prospects of the selected comparable companies, Lehman Brothers believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the comparable company analysis and accordingly also made qualitative judgments concerning differences between the financial and operating characteristics and prospects of Exar, Sipex and the companies included in the comparable company analysis that would affect the public trading values of each.

Precedent Transaction Analysis. Using publicly available information, Lehman Brothers reviewed and compared the purchase prices and multiples paid in 13 acquisitions of semiconductor companies which occurred after January 1, 2001, involved publicly traded companies and involved transaction values greater than $100 million. Lehman Brothers included the following transactions:

•	December 4, 2006—Merger of LSI Logic Corp. and Agere Systems Inc.;

•	September 15, 2006—Acquisition of Freescale Semiconductor Inc. by a Private Equity consortium led by The Blackstone Group;

•	July 21, 2006—Acquisition of ATI Technologies Inc. by Advanced Micro Devices, Inc.;

•	June 15, 2005—Acquisition of Integrated Circuit Systems, Inc. by Integrated Device Technology, Inc.;

•	March 15, 2004—Acquisition of Xicor, Inc. by Intersil Corp.;

•	November 3, 2003—Acquisition of GlobespanVirata Inc. by Conexant Systems, Inc.;

•	May 5, 2003—Acquisition of Oak Technology, Inc. by Zoran Corp.;

•	March 10, 2002—Acquisition of Elantec Semiconductor, Inc. by Intersil Corp.;

•	October 1, 2001—Acquisition of Virata Corp. by Globespan, Inc.;

•	August 1, 2001—Acquisition of Vishay Intertechnology, Inc. by General Semiconductor, Inc.;

•	May 15, 2001—Acquisition of TriQuint Semiconductor, Inc. by Sawtek Inc.;

•	March 26, 2001—Acquisition of C-Cube Microsystems Inc. by LSI Logic Corp.; and

•	January 29, 2001—Acquisition of Dallas Semiconductor Corp. by Maxim Integrated Products, Inc.

Lehman Brothers calculated and analyzed the multiples of each company’s enterprise value implied by the terms of the transaction, or transaction value, based on the last twelve months revenues and expected forward twelve months revenues.

The analysis indicated the following multiples:

Transaction Multiples
	1st Quartile	Median	Mean	3rd Quartile	Sipex @ Transaction

Transaction Value as a multiple of:

Last Twelve Months Revenues	2.11x	2.49x	4.65x	6.41x	3.18x

Forward Twelve Months Revenues	2.29x	2.64x	4.78x	6.88x	2.89x

Because the reasons for and the circumstances surrounding each of the transactions analyzed were so diverse and because of the inherent differences in the business, operations, financial condition and prospects of Sipex, and the businesses, operations, financial conditions and prospects of the companies included in the precedent transaction analysis, Lehman Brothers believed that a purely quantitative precedent transaction analysis would not be particularly meaningful in the context of the proposed transaction. Lehman Brothers believed that the appropriate use of a precedent transaction analysis in this instance involves qualitative judgments concerning the differences between the characteristics of these transactions and the proposed transaction that would affect the acquisition values of the acquired companies and Sipex. Accordingly, Lehman Brothers selected certain multiples that it believed reflected the theoretical transaction multiples for Sipex. Based on those multiples, and using the mean and median multiples as a general guide, Lehman Brothers calculated a range of equity values per share. This analysis indicated a range of equity values per share for Sipex of $8.03 to $15.57.

Lehman Brothers noted that, based upon the exchange ratio of 0.6679 shares of Exar common stock for each share of Sipex common stock, the implied transaction price per share of Sipex common stock of $9.24 fell within this range.

Premiums Paid Analysis. In order to assess the premium offered by Exar to the Sipex stockholders in the proposed transaction, Lehman Brothers reviewed the premiums paid for 24 selected technology control transactions valued between $100 million and $2 billion which have occurred since January 1, 2002 and eight selected semiconductor-related shared control/merger-of-equals transactions which have occurred since January 1, 1997. For each transaction, Lehman Brothers calculated the premiums paid by the acquiring company by comparing the announced transaction value per share in the transaction to the historical target company’s average stock price during selected periods leading up to the announcement of the transaction.

This analysis indicated the following premiums paid:

	One Day	30-Calendar Day Average
Control Transactions Stock Price Premiums Paid:
3rd Quartile	48.5%	50.6%
Mean	33.2%	37.6%
Median	27.9%	30.1%
1st Quartile	15.5%	13.0%
Shared Control/Merger-of-Equals Transactions Stock Price Premiums Paid:
3rd Quartile	33.9%	27.3%
Mean	18.6%	12.6%
Median	16.7%	12.6%
1st Quartile	3.4%	(2.0)%
Sipex at 0.6679x exchange ratio	2.6%	(2.6)%

Lehman Brothers noted that the implied premiums at the implied Sipex stock price of $9.24, based upon the exchange ratio of 0.6679 shares of Exar common stock for each share of Sipex common stock, was (i) below the range indicated by the first and third quartiles of the one-day and 30-calendar day premiums for control transactions, and (ii) below the ranges indicated by the first and third quartiles of the one-day and 30-calendar day premiums for shared control/merger-of-equals transactions. Based on those exchange ratios, and using the mean and median multiples as a general guide, Lehman Brothers calculated (i) a range of equity values per share for Sipex of $10.72 to $14.23 in the context of a control transaction and (ii) a range of equity values per share for Sipex of $9.30 to $12.05 in the context of a shared control/merger-of-equals transaction.

Lehman Brothers noted that, based upon the exchange ratio of 0.6679 shares of Exar common stock for each share of Sipex common stock, the implied transaction price per share of Sipex common stock of $9.24 fell below the range of equity values in the context of both control transactions and shared control/merger-of-equals transactions.

Contribution Analysis. Lehman Brothers analyzed the respective contributions of Exar and Sipex to revenues, gross profit, operating income and cash net income of the combined company for Exar’s fiscal year ended March 31, 2007 and Exar’s projected fiscal years 2008 through 2009. The fiscal year 2007 estimates were based upon the actual results for Exar for fiscal year 2007 as represented in the company’s respective public filings applicable to such period and actual, unaudited results for Sipex for the last twelve months ending March 31, 2007. The fiscal year 2008 and 2009 analysis was based upon, in the first instance, on Exar’s management projections and Sipex’s management projections, and, in the second instance, on Exar’s publicly available research and IBES estimates and Sipex’s management projections. In the actual results, IBES estimates and management projections, amortization of intangibles, deferred stock based compensation, purchase accounting adjustments and other non-recurring charges were excluded. In order to derive implied equity contribution for each of Exar and Sipex, the contribution percentages for Exar’s and Sipex’s revenue, gross profit and operating income were adjusted for differences in the capital structures of Exar and Sipex.

This analysis indicated the following contribution percentages of Exar and Sipex to the combined company:

	Exar Management vs. Sipex Management				Exar Wall Street vs. Sipex Management
	% Contribution		% Implied Equity Contribution		% Contribution		% Implied Equity Contribution
	Exar	Sipex	Exar	Sipex	Exar	Sipex	Exar	Sipex
Revenues
FY2007A	46.8%	53.2%	75.7%	24.3%	46.8%	53.2%	75.7%	24.3%
FY2008E	47.6%	52.4%	76.3%	23.7%	45.1%	54.9%	74.4%	25.6%
FY2009E	47.1%	52.9%	75.9%	24.1%	43.8%	56.2%	73.3%	26.7%
Gross Profit
FY2007A	76.9%	23.1%	92.9%	7.1%	76.9%	23.1%	92.9%	7.1%
FY2008E	63.5%	36.5%	86.5%	13.5%	59.8%	40.2%	84.4%	15.6%
FY2009E	55.1%	44.9%	81.5%	18.5%	50.5%	49.5%	78.4%	21.6%
Operating Income
FY2007A	NM	NM	NM	NM	NM	NM	NM	NM
FY2008E	NM	NM	NM	NM	NM	NM	NM	NM
FY2009E	44.1%	55.9%	73.5%	26.5%	33.4%	66.6%	63.6%	36.4%
Cash Net Income
FY2007A	NM	NM	NM	NM	NM	NM	NM	NM
FY2008E	NM	NM	NM	NM	NM	NM	NM	NM
FY2009E	54.1%	45.9%	54.1%	45.9%	51.0%	49.0%	51.0%	49.0%

	Implied Equity Ownership
At Implied Transaction Price (1)			67.6%	32.4%			67.6%	32.4%

(1)	Based upon the exchange ratio of 0.6679 shares of Exar common stock for each share of Sipex common stock and assumes conversion of the Sipex convertible notes into Sipex common stock.

Based on the contribution analysis, and using the fiscal year 2009 results as a general guide, Lehman Brothers calculated a range of implied equity ownership for Sipex of 25% to 35% and a corresponding range of equity values per share for Sipex of $6.58 to $10.27. Lehman Brothers noted that, based upon the exchange ratio of 0.6679 shares of Exar common stock for each share of Sipex common stock, the implied transaction price per share of Sipex common stock of $9.24 fell within the range of equity values.

Pro Forma Analysis. Lehman Brothers analyzed the pro forma effect of the proposed transaction on the pro forma cash EPS of Exar. For the purposes of this analysis, Lehman Brothers utilized the financial projections for Exar and Sipex prepared by the management of Exar and Sipex, respectively, for Exar’s fiscal year 2009 EPS, as well as expected synergies, prepared jointly by the management of Exar and Sipex. This cash EPS analysis excluded the effects of purchase accounting adjustments. This analysis indicated that the proposed transaction would be accretive to Exar’s pro forma 2009 fiscal year cash EPS, assuming no synergies, and would be significantly accretive to Exar’s pro forma 2009 fiscal year cash EPS, assuming certain levels of synergies which the managements of Exar and Sipex deemed likely to occur.

The financial forecasts and assumptions that underlie this analysis are subject to substantial uncertainty and exclude one-time costs that may be incurred in connection with the implementation of the transaction synergies and, therefore, actual results may be substantially different.

Miscellaneous. Lehman Brothers is an internationally recognized investment banking firm and, as part of its investment banking activities, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Exar’s board of directors selected Lehman Brothers because of its expertise, reputation and familiarity with Exar and the semiconductor industry generally, and because its investment banking professionals have substantial experience in transactions comparable to the proposed transaction.

Lehman Brothers has been retained as financial advisor to Exar to render an opinion in connection with the proposed transaction and will receive a fee of $1 million upon delivery of its opinion. In addition, Exar has agreed to indemnify Lehman Brothers for certain liabilities that may arise out of the rendering of its opinion.

Lehman Brothers may perform, in the future, various investment banking services for Exar and Sipex and would expect to receive customary fees for such services. In the ordinary course of its business, Lehman Brothers actively trades in the debt and equity securities of Exar and Sipex for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Recommendation of Sipex’s Board of Directors; Additional Considerations of Sipex’s Board of Directors

At its May 7, 2007 meeting, after consultation with Sipex management and Sipex’s legal and financial advisors, Sipex’s board of directors determined that the merger agreement and the transactions contemplated therein, including the merger, are fair to, advisable and in the best interests of Sipex and its stockholders. Accordingly, Sipex’s board of directors unanimously recommends to its stockholders that they vote “FOR” the proposal to adopt the merger agreement and approve the merger.

In reaching its conclusion that the merger agreement and the merger are fair to, advisable and in the best interests of Sipex and its stockholders, and in approving the merger agreement and the transactions contemplated thereby, Sipex’s board of directors considered and reviewed the transaction and its terms with Sipex’s senior management, as well as its legal and financial advisors, and considered the following factors:

•

all the reasons described above under “The Merger—Exar’s and Sipex’s Reasons for the Merger” including the strategic and financial benefits, synergies and growth opportunities expected to be available to the combined company;

•

the ability of Sipex stockholders, through the Exar common stock received as merger consideration, to participate in the potential growth of the combined Exar and Sipex businesses following consummation of the transaction;

•

the potential alternatives available to Sipex, including other potential extraordinary transactions and the alternative of remaining independent, and the risks and challenges inherent in successfully implementing Sipex’s business plan;

•

the analyses and presentations prepared by Piper Jaffray and its opinion, dated as of May 7, 2007, that, as of such date, and based upon the assumptions made, matters considered and limitations of the review described in the opinion, the exchange ratio pursuant to the merger agreement was fair from a financial point of view to holders of Sipex’s common stock, other than its affiliates. Piper Jaffray’s opinion dated May 7, 2007 is described in detail below under the heading “The Merger—Opinion of Sipex’s Financial Advisor;”

•

information concerning the business, assets, capital structure, financial performance and condition and prospects of Sipex and Exar, focusing in particular on the compatibility of the two companies’ operations, the quantity and quality of potential synergies and cost savings and opportunities for product portfolio expansion and revenue growth;

•

the likelihood of the enhancement of the strategic position of the combined company, which combines Sipex’s and Exar’s complementary businesses and technical expertise of Sipex and Exar management and employees, and creates a broader company with enhanced operational and financial flexibility;

•

the fact that Sipex stockholders would hold approximately 32% of the outstanding shares of the combined company after the merger, which assumes conversion to common stock of the Sipex convertible notes and related warrants;

•

that, upon completion of the merger, Ralph Schmitt, a current director and chief executive officer of Sipex, will be chief executive officer of the combined company, J. Scott Kamsler, current senior vice president and chief financial officer of Exar, will be a senior vice president and chief financial officer of the combined company, Richard L. Leza, current chairman of the board and interim chief executive officer and chairman of Exar, will be chairman of the board of the combined company, Edward Lam, current senior vice president, marketing and business development of Sipex, will be senior vice president, product lines of the combined company, and Thomas Melendrez, Exar’s current general counsel, secretary and executive vice president of business development, will become executive vice president of business development, secretary and general counsel of the combined company;

•	the results of due diligence investigation of Exar conducted by Sipex’s management and advisors; and

•	the ability to complete the merger as a tax-free reorganization for U.S. federal income tax purposes.

Sipex’s board of directors also identified and considered a number of potentially negative factors in its deliberations concerning the merger, including but not limited to:

•

that, while the merger is likely to be completed, there are risks associated with obtaining necessary approvals on terms that satisfy closing conditions to the respective parties’ obligations to complete the merger, and, as a result of certain conditions to the completion of the merger, it is possible that the merger may not be completed even if approved by Sipex and Exar stockholders (see “The Merger Agreement and Related Agreements—The Merger Agreement—Conditions to the Consummation of the Merger”);

•

the challenges of integrating the businesses of Exar and Sipex and the possible adverse impact from senior management devoting significant time and effort to completing the transaction and integrating the two businesses;

•	regulatory and litigation risks associated with the transaction or combining the two companies;

•

the terms and conditions of the merger agreement, which include restrictions on the conduct of Sipex’s and Exar’s respective businesses pending closing but which permit each of Exar and Sipex generally to conduct its business in the ordinary course during that period (see “The Merger Agreement and Related Agreements—The Merger Agreement”);

•

the potential effect of the terms of the merger agreement with respect to possible third party proposals to acquire Sipex or Exar after execution of the merger agreement, including that if any third party makes a superior proposal for Exar (as described under “The Merger Agreement and Related Agreements—The Merger Agreement—Termination of the Merger Agreement”), Exar’s board of directors could provide information to and engage in negotiations with such third party, subject to the terms and conditions of the merger agreement;

•	the termination payment provisions of the merger agreement could have the effect of discouraging alternative proposals for a business combination with Sipex; and

•	other applicable risks described in the section of this joint proxy statement/prospectus entitled “Risk Factors.”

In view of the number and wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, Sipex’s board of directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered. In addition, Sipex’s board of directors did not undertake to make any specific determination as to whether any particular factor was favorable or unfavorable to Sipex’s board of directors’ ultimate determination or assign any particular weight to any factor, but conducted an overall analysis of the factors described above, including through discussions with and questioning of Sipex’s management and management’s analysis of the proposed merger based on information received from Sipex’s legal, financial and accounting advisors. In considering the factors described above, individual members of Sipex’s board of directors may have given different weight to different factors.

Opinion of Sipex’s Financial Advisor

Sipex retained Piper Jaffray to act as its financial advisor, and if requested, to render to Sipex’s board of directors an opinion as to the fairness, from a financial point of view, of the exchange ratio pursuant to the merger agreement.

On May 7, 2007, Sipex’s board of directors met to review the proposed merger. During this meeting, Piper Jaffray reviewed with Sipex’s board of directors certain financial analyses, which are summarized below. Also at this meeting, Piper Jaffray delivered its oral opinion to Sipex’s board of directors, which was subsequently confirmed in writing, to the effect that, as of May 7, 2007, and based upon the assumptions made, matters considered and limitations of the review described in the opinion, the exchange ratio of 0.6679 pursuant to the merger agreement was fair, from a financial point of view, to the holders of Sipex’s common stock, other than its affiliates.

The full text of the opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Piper Jaffray in rendering its opinion, is attached to this joint proxy statement/prospectus as Annex G and is incorporated in its entirety herein by reference. You are urged to, and should, carefully read the opinion in its entirety. The opinion addresses only the fairness, from a financial point of view and as of the date of the opinion, of the exchange ratio pursuant to the merger agreement to the holders of Sipex’s common stock, other than its affiliates. The opinion was addressed to Sipex’s board of directors and was not intended to be, and does not constitute, a recommendation to any stockholder as to how any stockholder should vote with respect to the merger or the merger agreement. The opinion of Piper Jaffray was not intended to confer rights and remedies upon Exar, any stockholders of Sipex or Exar or any other person.

In arriving at its opinion, Piper Jaffray, among other things:

•	reviewed and analyzed the financial terms of the merger agreement;

•

reviewed and analyzed certain financial, market, securities and other data with respect to Sipex and Exar publicly available or, with respect to Sipex, made available to Piper Jaffray from internal records of Sipex;

•

reviewed and analyzed certain internal financial projections for Sipex and Exar on a stand-alone basis prepared for financial planning purposes and furnished to Piper Jaffray by the management of Sipex and Exar, respectively;

•

conducted discussions with members of the senior management of Sipex and Exar with respect to the business and prospects of Sipex and Exar on a stand-alone basis and on a combined basis following the merger;

•	reviewed the reported prices and implied exchange ratios for the common stock of Sipex and Exar;

•	compared the implied contribution of each of Sipex and Exar to certain financial metrics of the combined company;

•	reviewed the reported prices and trading activity for certain other companies deemed by Piper Jaffray to be comparable to Sipex and Exar;

•	compared the financial performance of Sipex and Exar with that of certain other publicly-traded companies deemed by Piper Jaffray to be comparable to Sipex and Exar; and

•

reviewed the financial terms, to the extent publicly available, of certain comparable merger transactions, including a review and analysis of premiums paid in certain merger transactions involving technology companies and certain merger transactions involving other companies with specified standard industrial classification codes.

The following is a summary of the material financial analyses performed by Piper Jaffray in connection with the preparation of its fairness opinion. The preparation of analyses and a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, this summary does not purport to be a complete description of the analyses performed by Piper Jaffray or of its presentation to Sipex’s board of directors on May 7, 2007.

This summary includes information presented in tabular format, which tables must be read together with the corresponding text, and considered as a whole, in order to fully understand the financial analyses presented by Piper Jaffray. The tables alone do not constitute a complete summary of the financial analyses. The order in which these analyses are presented below, and the results of those analyses, should not be taken as any indication of the relative importance or weight given to these analyses by Piper Jaffray or Sipex’s board of directors. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 7, 2007, and is not necessarily indicative of current market conditions.

Selected Market Information Concerning Sipex. Piper Jaffray reviewed selected market information concerning Sipex’s common stock. Among other things, Piper Jaffray noted the following with respect to the trading prices of Sipex’s common stock:

Closing market price as of May 4, 2007	$9.00
Closing market price as of April 30, 2007	$9.53
Closing market price as of April 9, 2007	$8.27
6-month average	$7.44
1-year average	$6.34
52 week high (February 23, 2007)	$10.50
52 week low (May 16, 2006)	$5.36

Piper Jaffray’s analysis concerning Sipex’s common stock was based on information concerning Sipex and its common stock available as of May 7, 2007. Piper Jaffray did not and does not express any opinion as to the prices at which Sipex’s common stock may trade following the announcement of the merger proposal or at any time in the future.

Sipex Comparable Companies Analysis. Piper Jaffray reviewed selected financial data for Sipex and compared this to corresponding data for selected publicly traded companies in the analog semiconductor industry with standard industrial classification codes indicating that such companies are primarily involved in the manufacture of semiconductors and related solid-state devices. Piper Jaffray selected these companies based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources. Piper Jaffray analyzed these comparable companies by, among other things, calculating (i) the ratio of the enterprise value of each company to its revenue for specified years, (ii) the ratio of the enterprise value of each company to its earnings before interest, taxes, depreciation and amortization, or EBITDA, and (iii) the ratio of the share price of the company to its net earnings per share, or P/E Ratio. For purposes of this analysis, enterprise value represents the market capitalization for any given company plus its net debt (debt minus cash). Projected financial information for Sipex was based on management estimates and, for other companies, was based on research estimates. Piper Jaffray identified and analyzed fourteen comparable companies:

•	Advanced Analogic Technologies Inc.;

•	AMIS Holdings, Inc.;

•	California Micro Devices Corp.;

•	Hittite Microwave Corp.;

•	Micrel, Inc.;

•	Microsemi Corporation;

•	Monolithic Power Systems, Inc.;

•	O2Micro International Limited;

•	Pericom Semiconductor Corporation;

•	Power Integrations, Inc.;

•	Semtech Corporation;

•	Silicon Laboratories Inc.;

•	Supertex Inc.; and

•	Volterra Semiconductor Corporation.

The financial data analyzed as part of this analysis included, among other things:

Comparable Company Values (1)
	Sipex (2)	Minimum	Mean	Median	Maximum

Enterprise Value to Calendar Year 2007 Revenue	3.1x	1.3x	2.8x	3.1x	3.6x
Enterprise Value to Calendar Year 2008 Revenue	2.4x	1.8x	2.6x	2.9x	3.1x
Enterprise Value to Calendar Year 2008 EBITDA	13.8x	9.4x	13.6x	11.1x	22.0x
Calendar Year 2008 P/E Ratio (3)	24.2x	16.3x	19.9x	18.6x	25.3x

(1)	The minimum and maximum data exclude high and low outlier data points.
(2)	Based on value of implied merger consideration of $9.24 per share of Sipex common stock.
(3)	Sipex 2008 net income taxed at Exar fiscal year 2009 tax rate.

Sipex Comparable M&A Transactions Analysis. Piper Jaffray reviewed selected financial data for Sipex and compared this to corresponding data from twelve merger and acquisition transactions involving companies having standard industrial classification codes deemed similar to aspects of Sipex’s business and which were announced after January 1, 2004. Piper Jaffray analyzed these comparable transactions by, among other things, calculating the ratio of the transaction value to the revenue of the target for the latest twelve months and next twelve months. The transactions included:

•	Fairchild Semiconductor Corporation’s acquisition of Systems General Corporation;

•	LSI Logic Corporation’s acquisition of Agere Systems Inc.;

•	NVIDIA Corporation’s acquisition of PortalPlayer, Inc.;

•	Microsemi Corporation’s acquisition of PowerDSine Ltd;

•	The Blackstone Group, The Carlyle Group and Texas Pacific Group’s acquisition of FreeScale Semiconductor Inc.;

•	Sirenza Microdevices, Inc.’s acquisition of Micro Linear Corporation;

•	SanDisk Corporation’s acquisition of msystems Ltd.;

•	Advanced Micro Devices, Inc.’s acquisition of ATI Technologies Inc.;

•	Micron Technology, Inc.’s acquisition of Lexar Media, Inc.;

•	Microsemi Corporation’s acquisition of Advanced Power Technology Inc.;

•	Integrated Device Technology Inc.’s acquisition of Integrated Circuit Systems Inc.; and

•	Intersil Corporation’s acquisition of Xicor, Inc.

The financial data analyzed as part of this analysis included, among other things:

Comparable Transaction Values (1)
	Sipex	Minimum	Mean	Median	Maximum

Enterprise Value to Revenue (latest twelve months)	3.2x	0.9x	3.6x	2.2x	6.6x
Enterprise Value to Revenue (next twelve months)	2.9x	1.1x	3.2x	2.4x	5.8x

(1)	The minimum and maximum data exclude high and low outlier data points.

Sipex Technology Premiums Paid Analysis. Piper Jaffray reviewed publicly available information for selected completed or public acquisition transactions involving a broad set of technology companies to determine the premiums paid in the transactions over recent trading prices of the target companies prior to announcement of the transaction. Piper Jaffray selected these transactions by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources and by applying the following criteria:

•	Transactions in the technology industry;

•	Transactions announced after January 1, 2005; and

•	Transactions with a minimum equity value of $50 million.

Piper Jaffray analyzed these transactions by, among other things, calculating the premium paid in the transaction based on the closing share price for the target both one-day prior to announcement and twenty-days prior to announcement of the transaction. Piper Jaffray performed its analysis on 147 transactions that satisfied the criteria, and the table below shows a selected comparison of premiums paid in these transactions to the premium to Sipex’s stockholders implied by the exchange ratio pursuant to the merger agreement.

	Sipex	Premiums Paid (1)
		Minimum	Mean	Median	Maximum
One day prior to announcement (2)	2.6%	(5.2)%	25.6%	21.8%	95.8%
Twenty days prior to announcement (3)	11.7%	(8.6)%	32.8%	28.2%	114.1%

(1)	The minimum and maximum data exclude high and low outlier data points.
(2)	The Sipex premium is based on Sipex’s closing stock price of $9.00 on May 4, 2007.
(3)	The Sipex premium is based on Sipex’s closing stock price of $8.27 on April 9, 2007.

Sipex Technology Merger-of-Equals Analysis. Piper Jaffray reviewed publicly available information for selected completed or public acquisition transactions involving a merger-of-equals with companies in the technology industry to determine the premiums paid in the transactions over recent trading prices of the target companies prior to announcement of the transaction. Piper Jaffray selected these transactions by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources for transactions which were announced after January 1, 1999.

Piper Jaffray analyzed these transactions by, among other things, calculating (i) the premium paid in the transaction based on the closing share price for the target one-day, twenty-days and sixty days prior to announcement of the transaction and (ii) the premium paid in the transaction based on the five-day, twenty-day and sixty-day average exchange ratios for the acquiror and the target. Piper Jaffray performed its analysis on 24 transactions that satisfied the criteria, and the table below shows a selected comparison of premiums paid in these transactions to the premium to Sipex’s stockholders implied by the exchange ratio pursuant to the merger agreement.

		Premiums Paid (1)
	Sipex	Minimum	Mean	Median	Maximum
One day prior to announcement (2)	2.6%	(11.1)%	14.3%	15.0%	46.9%
Twenty days prior to announcement (3)	11.7%	(31.8)%	14.4%	5.6%	73.2%
Sixty days prior to announcement (4)	0.2%	(46.5)%	26.1%	14.2%	134.4%
Premium based on five day average exchange ratio (5)	(2.2)%	(13.9)%	15.1%	11.4%	57.3%
Premium based on twenty day average exchange ratio (6)	(2.6)%	(3.1)%	16.0%	10.0%	55.1%
Premium based on sixty day average exchange ratio (7)	(1.6)%	(13.7)%	16.7%	13.4%	55.1%

(1)	The minimum and maximum data exclude high and low outlier data points.
(2)	The Sipex premium is based on Sipex’s closing stock price of $9.00 on May 4, 2007.
(3)	The Sipex premium is based on Sipex’s closing stock price of $8.27 on April 9, 2007.
(4)	The Sipex premium is based on Sipex’s closing stock price of $9.22 on February 8, 2007.
(5)	The Sipex premium is based on the 5-day average exchange ratio of 0.6828x since April 30, 2007.
(6)	The Sipex premium is based on the 20-day average exchange ratio of 0.6860x since April 9, 2007.
(7)	The Sipex premium is based on the 60-day average exchange ratio of 0.6790x since February 8, 2007.

Sipex Discounted Cash Flow Analysis. Piper Jaffray performed a discounted cash flow analysis for Sipex in which it calculated the present value of Sipex’s projected future cash flows using internal financial planning data prepared by Sipex management. Piper Jaffray estimated a range of theoretical enterprise values for Sipex based on (i) the net present value of implied annual cash flows of Sipex during fiscal 2008 through fiscal 2010 (Sipex’s fiscal year end was conformed to a March 31st year end in order to correspond to Exar’s fiscal year end), (ii) its net operating losses and (iii) the net present value of a terminal value, which is an estimate of the future value of Sipex at the end of the fiscal year 2010 based upon a range of multiples of revenue. For purposes of this analysis, Piper Jaffray used a range of discount rates of 15.0% to 20.0%, and, for a terminal value, a range of revenue multiples of 2.0x to 3.0x. Piper Jaffray’s calculation of the present value of Sipex’s net operating losses and the utilization of net operating losses subject to the limitations under Section 382 of the Internal Revenue Code was based upon estimates of Sipex management. This analysis resulted in an implied per share value of Sipex ranging from a low of $6.99 to a high of $10.91.

Contribution Analysis. Piper Jaffray analyzed the respective contributions of Sipex and Exar to revenues, gross profit, EBITDA, earnings before taking into account interest and taxes, or EBIT, and net income of the combined company for the historical fiscal year 2007 and projected fiscal years 2008 and 2009. This analysis was based upon management estimates for Sipex and Exar for the fiscal years 2008 and 2009.

In the estimates, possible transaction related effects were excluded, including any possible synergies and transaction related costs and adjustments. Piper Jaffray also computed Sipex’s implied share of equity of the combined entity as adjusted for the debt and cash positions of Sipex and Exar based on Sipex and Exar management estimates and Exar’s equity value measured as of May 4, 2007. This analysis indicated the following contributions of Sipex and Exar, and Sipex’s implied share of equity in the combined entity:

	Sipex’s Contribution	Equity Ownership
Fiscal Year 2007 Contribution (1)
Fiscal Year 2007 Revenue Contribution	53.2%	27.2%
Fiscal Year 2007 Gross Margin Contribution	23.4%	11.9%

Fiscal Year 2008 Contribution (1)
Fiscal Year 2008 Revenue Contribution	52.4%	26.6%
Fiscal Year 2008 Gross Margin Contribution	36.5%	17.5%
Fiscal Year 2008 EBITDA Contribution	1.1%	4.7%

Fiscal Year 2009 Contribution (1)
Fiscal Year 2009 Revenue Contribution	52.9%	27.0%
Fiscal Year 2009 Gross Margin Contribution	44.9%	21.9%
Fiscal Year 2009 EBIT Contribution	55.9%	29.2%
Fiscal Year 2009 EBITDA Contribution	50.5%	25.4%
Fiscal Year 2009 Net Income (Fully Taxed) Contribution (2)	36.2%	36.2%
Sipex’s implied equity ownership in the combined company (3)		32.4%

(1)	Sipex’s fiscal year end was conformed to a March 31st year end in order to correspond to Exar’s fiscal year end.
(2)	Sipex fiscal year 2009 net income taxed at Exar fiscal year 2009 tax rate.
(3)	Based on value of implied merger consideration of $9.24 per share of Sipex common stock.

Selected Market Information Concerning Exar. Piper Jaffray reviewed selected market information concerning Exar’s common stock. Among other things, Piper Jaffray noted the following with respect to the trading prices of Sipex’s common stock:

Closing market price as of May 4, 2007	$13.83
Closing market price as of April 30, 2007	$13.48
Closing market price as of April 9, 2007	$13.28
6-month average	$12.60
1-year average	$14.50
52 week high (May 5, 2006)	$14.52
52 week low (July 17, 2006)	$12.04

Piper Jaffray’s analysis concerning Exar’s common stock was based on information concerning Sipex and its common stock available as of May 7, 2007. Piper Jaffray did not and does not express any opinion as to the prices at which Exar’s common stock may trade following the announcement of the merger proposal or at any time in the future.

Exar Comparable Companies Analysis. Piper Jaffray reviewed selected financial data for Sipex and compared this to corresponding data for selected publicly traded companies in the communication integrated circuit sector with standard industrial classification codes indicating that such companies are primarily involved in either the manufacture of semiconductors and related solid-state devices or wire telephone and telegraph equipment. Piper Jaffray selected these companies based on information obtained by searching SEC filings, public company disclosures, press releases, industry and popular press reports, databases and other sources. Piper Jaffray analyzed these comparable companies by, among other things, calculating (i) the ratio of the enterprise value of each company to its revenue, (ii) the ratio of the enterprise value of each company to EBITDA, and (iii) the P/E Ratio. Information for Exar was based on management and research estimates. Piper Jaffray identified and analyzed twelve comparable companies:

•	Applied Micro Circuits Corporation;

•	Broadcom Corporation;

•	Centillium Communications, Inc.;

•	Conexant Systems, Inc.;

•	Marvell Technology Group Ltd.;

•	Mindspeed Technologies, Inc.;

•	NetLogic Microsystems, Inc.;

•	PLX Technology Inc.;

•	PMC-Sierra, Inc.;

•	TranSwitch Corporation;

•	Vitesse Semiconductor Corp.; and

•	Zarlink Semiconductor Inc.

The financial data analyzed as part of this analysis included, among other things:

Comparable Company Values (1)
	Exar	Minimum	Mean	Median	Maximum

Enterprise Value to Calendar Year 2007 Revenue	2.0x	1.0x	2.8x	3.2x	4.4x
Enterprise Value to Calendar Year 2008 Revenue	1.6x	1.0x	2.4x	2.7x	3.8x
Enterprise Value to Calendar Year 2007 EBITDA	16.3x	13.5x	24.1x	23.1x	34.2x
Enterprise Value to Calendar Year 2008 EBITDA	6.9x	10.0x	15.5x	17.9x	19.1x
Calendar Year 2007 P/E Ratio	33.3x	27.8x	35.7x	31.0x	45.1x
Calendar Year 2008 P/E Ratio	22.9x	19.6x	24.6x	22.7x	29.9x

(1)	The minimum and maximum data exclude high and low outlier data points.

Exar Discounted Cash Flow Analysis. Piper Jaffray performed a discounted cash flow analysis for Exar in which it calculated the present value of projected future cash flows using internal financial planning data prepared by Exar management as well as research estimates. Piper Jaffray estimated a range of theoretical enterprise values for Exar based on (i) the net present value of implied annual cash flows of Exar during fiscal 2008 through fiscal 2010 (Exar’s fiscal year ends on March 31st) and (ii) the net present value of a terminal value, which is an estimate of the future value of Exar at the end of the fiscal year 2010 based upon a range of multiples of revenue. Piper Jaffray calculated the range of net present values based on a range of discount rates of 15.0% to 20.0%, and, for a terminal value, a range of revenue multiples of 1.5x to 3.0x. This analysis resulted in an implied per share value of Exar ranging from a low of $13.84 to a high of $17.74.

Accretion Dilution Analyses. Piper Jaffray analyzed pro forma effects resulting from the impact of the transaction on the projected earnings per share of the combined company for the last three fiscal quarters in the 2008 fiscal year and for the 2009 fiscal year based on management and research estimates. Without taking into account possible synergies that management estimates the combined company may realize following the consummation of the merger or any transaction related expenses, Piper Jaffray determined that the merger could be accretive for fiscal year 2009 to the projected stand-alone earnings per share of Exar.

The summary set forth above does not contain a complete description of the analyses performed by Piper Jaffray but does summarize the material analyses performed by Piper Jaffray in rendering its opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Piper Jaffray believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses or of the summary, without considering the analyses as a whole or all of the factors included in its analyses, would create an incomplete view of the processes underlying the analyses set forth in the Piper Jaffray opinion. In arriving at its opinion, Piper Jaffray considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Instead, Piper Jaffray made its determination as to fairness on the basis of its experience and financial judgment after considering the results of all of its analyses. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. No company or transaction used in the above analyses as a comparison is directly comparable to Sipex or the proposed merger.

The analyses were prepared solely for purposes of Piper Jaffray providing its opinion that the exchange ratio pursuant to the merger agreement was fair, from a financial point of view, to holders of common stock of Sipex, other than affiliates of Sipex, and did not address any other terms or agreement relating to the merger or the merger agreement or any related agreement, including the voting agreements and the lock-up and standstill agreement. Piper Jaffray expressed no opinion as to whether any alternative transaction might produce consideration for the stockholders of Sipex in excess of the amount contemplated in the merger. Piper Jaffray noted in its opinion that it was not requested to solicit, and did not solicit, any expressions of interest from any other parties with respect to an acquisition of all or a part of Sipex, any business combination with Sipex or any other alternative transaction. In addition, Piper Jaffray noted in its opinion that, to its understanding, no other financial advisor to Sipex was requested to solicit, nor did solicit, any expressions of interest from any other parties with respect to an acquisition of all or a part of Sipex, any business combination with Sipex or any other alternative transaction.

Piper Jaffray’s opinion to Sipex’s board of directors was one of many factors taken into consideration by Sipex’s board of directors in making its determination to approve the merger agreement. The above summary does not purport to be a complete description of the analyses performed by Piper Jaffray in connection with the opinion and is qualified by reference to the written opinion of Piper Jaffray attached to this joint proxy statement/prospectus.

Piper Jaffray relied upon and assumed the accuracy and completeness of the financial, legal, accounting and other information discussed with or received by it, and did not assume responsibility independently to verify this information. Piper Jaffray also assumed with Sipex’s consent that the information provided to Piper Jaffray by Sipex was prepared on a reasonable basis in accordance with industry practice and that there was not any information or facts that would make the information provided to Piper Jaffray incomplete or misleading. Without limiting the generality of the foregoing, Piper Jaffray assumed that Sipex and Exar were not party to any material pending transaction, including any external financing, recapitalization, acquisition or merger, other than the proposed merger, and, with respect to financial forecasts and pro forma data relating to Sipex and Exar reviewed by Piper Jaffray, Piper Jaffray has assumed that such information reflects the best currently available estimates and judgments of the management of Sipex and Exar. Piper Jaffray has expressed no opinion as to any financial forecasts, pro forma data or other forward looking financial information of Sipex or Exar or the assumptions on which they were based. Piper Jaffray did not act as an advisor to Sipex as to, and expressed no opinion on, any legal, tax, accounting or regulatory matters in any jurisdiction. Piper Jaffray relied, with the consent of Sipex, on the assumptions of the management of Sipex as to all accounting, legal, tax and financial reporting matters with respect to Sipex, Exar and the merger agreement. Without limiting the generality of the foregoing, Piper Jaffray relied on Sipex’s and Exar’s management’s assumptions regarding the nature, amount and timing of synergies and other pro forma effects expected to result from the merger.

Piper Jaffray assumed that the merger will qualify as a reorganization under the Internal Revenue Code. Piper Jaffray did not independently verify that such tax treatment will be available in respect of the merger, and expressed no view with respect to the tax treatment that will be required to be applied to the merger.

Piper Jaffray assumed the merger will be consummated pursuant to the terms of the merger agreement without amendments thereto and without waiver by any party of any conditions or obligations thereunder, in each case material to its analyses and opinion. Piper Jaffray assumed that all the necessary regulatory approvals and consents required for the merger will be obtained in a manner that will not adversely affect Sipex or Exar or alter the terms of the merger.

Piper Jaffray has not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of Sipex or Exar, or concerning the solvency or fair value of either entity and has not been furnished with any such appraisals or valuations. The analyses performed by Piper Jaffray in connection with the opinion were going concern analyses. Piper Jaffray expressed no opinion regarding the liquidation value of any entity.

Piper Jaffray’s opinion and the analyses performed by it are necessarily based upon the information available to it and facts and circumstances as they existed at the time thereof; events occurring after the date thereof could materially affect the assumptions used in preparing the opinion and such analyses. Piper Jaffray did not express any opinion as to the price at which shares of common stock of Sipex or Exar have traded or such stock may trade following announcement of the merger or the price at which shares of common stock of Exar may trade following the merger. Piper Jaffray did not undertake to reaffirm or revise the opinion or otherwise comment upon any events occurring after the date thereof and do not have any obligation to update, revise or reaffirm the opinion.

Piper Jaffray is a nationally recognized investment banking firm and is regularly engaged as a financial advisor in connection with mergers and acquisitions, underwritings and secondary distributions of securities and private placements and valuations for estate, corporate and other purposes. Sipex’s board of directors selected Piper Jaffray to render its fairness opinion in connection with the proposed merger on the basis of its experience and reputation in acting as a financial advisor in connection with mergers and acquisitions.

Pursuant to an engagement letter, Sipex engaged Piper Jaffray to act as a financial advisor in connection with the merger, for which it has agreed to pay to Piper Jaffray a transaction fee payable upon completion of the merger in the amount of $2,000,000, less those amounts payable pursuant to (a) and (b) below. Piper Jaffray also received (a) a non-refundable retainer fee of $50,000 upon execution of its engagement letter and (b) a fee of $750,000 from Sipex for providing its opinion. Neither of the opinion fee nor retainer fee are contingent upon the consummation of the merger. In addition, Sipex has also agreed to indemnify Piper Jaffray against certain liabilities in connection with its services and to reimburse it for certain expenses in connection with its services. In the ordinary course of its business, Piper Jaffray and its affiliates may actively trade securities of Sipex for its own account or the accounts of its customers and, accordingly, Piper Jaffray may at any time hold a long or short position in such securities.

Interests of Certain Persons in the Merger

In considering the recommendation of Sipex’s board of directors regarding the merger agreement and the merger, stockholders should be aware that some of Sipex’s directors and executive officers have interests in the merger that are different from, or in addition to, their interests as Sipex stockholders. These interests may create potential conflicts of interest. Sipex’s board of directors was aware of these interests and took these interests into account in approving the merger agreement and the merger.

Voting Agreements. The following Sipex directors and executive officers have entered into voting agreements and granted irrevocable proxies to Exar pursuant to which they have agreed, unless the merger agreement is terminated, to vote shares of Sipex common stock for which they exercise voting control in favor of the proposal to adopt the merger agreement and approve the merger:

•	Thomas Redfern, director of Sipex;

•	Johan Arnold, director of Sipex;

•	Brian Hilton, director of Sipex;

•	Dan Casey, director of Sipex;

•	Pierre Guilbault, director of Sipex;

•	Alan Krock, director of Sipex;

•	Ralph Schmitt, director and chief executive officer of Sipex;

•	Lee Cleveland, senior vice president, engineering of Sipex;

•	Edward Lam, senior vice president, marketing and business development of Sipex;

•	Clyde Wallin, chief financial officer and senior vice president, finance of Sipex;

•	Joel Camarda, senior vice president, operations of Sipex; and

•	Gene Schaeffer, senior vice president, worldwide sales of Sipex.

Employment Agreement with Ralph Schmitt. On May 7, 2007, Mr. Schmitt entered into an employment agreement with Exar pursuant to which he has agreed to serve as the president and chief executive officer of Exar effective as of the effective time of the merger for a period of two years, with one-year automatic renewal periods unless either party gives the other 60 days notice prior to expiration of the initial term or any renewal period.

Mr. Schmitt will receive an annual base salary of $440,000, subject to annual review. Mr. Schmitt will also be entitled to receive an incentive bonus in an amount to be determined by Exar’s board of directors in its discretion based on performance objectives established by the board. The target incentive bonus for the 2008 and 2009 fiscal years will be 60% of Mr. Schmitt’s base salary, unless Exar’s board of directors or compensation committee sets a higher target. Mr. Schmitt will also be entitled to additional performance based compensation as Exar’s board of directors or compensation committee determines is appropriate. If, within the first six months after the effective time, Exar achieves at least 95% of the post-closing pro rata cost savings and at least 90% of the pro rata revenue targets, in each case expected in that period, Mr. Schmitt will receive 10,000 fully vested shares of Exar common stock. If, within the first year after the effective time, Exar achieves at least 95% of the post-closing pro rata cost savings and at least 90% of the pro rata revenue targets, in each case expected in that period, Mr. Schmitt will receive an additional 10,000 fully vested shares of Exar common stock. Mr. Schmitt will also receive 200,000 options to purchase Exar common stock, 25% of which will vest after one year and the remainder of which will vest 1/48th in 36 equal monthly installments (assuming he is still employed by Exar at the end of each such vesting period). The vesting of 100% of those options will be accelerated if Mr. Schmitt is terminated within 12 months following a change of control. After three months of service, Mr. Schmitt will receive a grant of 5,000 shares of fully vested Exar common stock.

If Mr. Schmitt is terminated as a result of involuntary termination or as a result of a notice of non-renewal of employment by Exar, he will be entitled to received (i) 100% of his base salary in effect on the severance date payable in equal installments for the 12 months after his severance date, and (ii) payment of Mr. Schmitt’s premiums to continue medical coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act, referred to as COBRA, until the earlier of the six-month anniversary of his severance date or the date he becomes eligible for medical coverage with another employer. If Mr. Schmitt is terminated as a result of involuntary termination within 12 months following a change of control, he will also be entitled to receive a pro rated portion of his target incentive bonus for the fiscal year in which termination occurs and will fully vest in all 200,000 of the options granted pursuant to the employment agreement.

For purposes of Mr. Schmitt’s employment agreement:

•

“Involuntary termination” is a termination of Mr. Schmitt by Exar without cause, a resignation by Mr. Schmitt for good reason within 60 days of the event constituting good reason or a termination in the event of his death or disability.

•

“Good reason” means the occurrence of, without Mr. Schmitt’s express written consent, a material reduction of his duties, position or responsibilities relative to his duties, position or responsibilities in effect immediately prior to such reduction, or the removal of Mr. Schmitt from such duties, position and responsibilities.

•

“Cause” means, as reasonably determined by Exar’s board of directors (excluding Mr. Schmitt, if he is then a member of the board), (i) any act of personal dishonesty taken by Mr. Schmitt in connection with his responsibilities as an employee of Exar which is intended to result in substantial personal enrichment of Mr. Schmitt and is reasonably likely to result in material harm to Exar, (ii) Mr. Schmitt’s conviction of a felony or any other crime which Exar’s board of directors reasonably believes has had or will have a material detrimental effect on Exar’s reputation or business, (iii) a willful act by Mr. Schmitt which constitutes misconduct and is materially injurious to Exar, or (iv) continued willful violations by Mr. Schmitt of his obligations to Exar after there has been delivered to him a written demand for performance from Exar which describes the basis for Exar’s belief that he has willfully violated his obligations to Exar.

•

“Change of Control” means (i) any merger or consolidation of Exar in which the stockholders of Exar immediately prior to the transaction do not own more than 50% of the outstanding voting power of Exar (or its successor) immediately after such transaction, (ii) the sale of all or substantially all of the assets of Exar, or (iii) any person or related group of persons (other than Exar or a person that directly or indirectly controls, is controlled by, or is under common control with, Exar) directly or indirectly acquires beneficial ownership (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of Exar’s outstanding securities pursuant to a tender or exchange offer made directly to Exar’s stockholders.

Letter Agreement with Joel Camarda. Sipex has entered into a letter agreement, dated September 30, 2005, with Mr. Camarda. The agreement provides that if Mr. Camarda’s employment is terminated within six months after a change of control (which would include the merger with Exar) other than voluntarily, due to death or disability or for cause, then he will receive six months salary continuation and one-half of any unvested portion of his stock options will become fully vested and will remain exercisable for six months following such termination of employment.

Letter Agreement with Edward Lam. Sipex has entered into a letter agreement, dated July 19, 2005, with Mr. Lam. The agreement provides that if Mr. Lam’s employment is terminated within 12 months after a change of control (which would include the merger with Exar) other than voluntarily, due to death or disability or for cause, then he will receive 12 months salary continuation and one-half of any unvested portion of his stock options will become fully vested and will remain exercisable for 12 months following such termination of employment.

Letter Agreement with Ray Wallin. Sipex has entered into a letter agreement, dated March 26, 2004, as amended on April 23, 2007, with Mr. Wallin. The agreement provides that if Mr. Wallin is terminated other than for cause, or resigns for good reason, then he will receive a one-time payment equal to 12 months salary, and 12 months payment of his costs to maintain medical coverage under COBRA, and all of his then-outstanding options will become fully and immediately vested and exercisable.

Exar Board Seats. Messrs. Schmitt, Hilton and Guilbault, all of whom are currently members of Sipex’s board, will become members of Exar’s board upon the consummation of the merger. Mr. Schmitt, who will also serve as Exar’s president and chief executive officer, will not receive compensation for his services as a director of Exar. Messrs. Hilton and Guilbault will receive the standard compensation received by Exar’s non-employee directors. See “Management of Exar After the Merger.”

Position with Exar. Exar and Sipex have agreed that, following the closing of the merger, Edward Lam, the current senior vice president, marketing and business development of Sipex, will become senior vice president, product lines of Exar following the merger. The terms of Mr. Lam’s employment with Exar have not yet been determined. See “Management of Exar After the Merger.”

Indemnification. The merger agreement provides that Exar will fulfill and honor in all respects the obligations of Sipex pursuant to any indemnification agreements between Sipex and its current and former directors and officers with respect to acts or omissions occurring at or prior to the effective time (including for acts or omissions occurring in connection with the approval of the merger agreement and the consummation of the transactions contemplated by the merger agreement), subject to applicable legal requirements. The certificate of incorporation and bylaws of the surviving corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to Sipex’s current and former officers and directors as those contained in the current certificate of incorporation and bylaws of Sipex, which will not be amended, repealed or otherwise modified for a period of six years after the effective time in any manner that would adversely affect the rights of individuals who, immediately prior to the effective time, were directors, officers, employees or agents of Sipex, unless the modification is required by applicable legal requirements.

The parties have agreed that Sipex will purchase, at or before the effective time, one or more tail or “runoff” policies to Sipex’s current policy of directors’ and officers’ liability insurance covering the persons who are currently covered by Sipex’s directors’ and officers’ liability insurance policy on comparable terms to the insured parties with respect to claims arising from facts or events that occurred on or before the effective time (including in connection with the approval of the merger agreement and the consummation of the transactions contemplated by the merger agreement). The tail policy or policies will be effective for a period of six years after the effective time. The aggregate price of the tail policy or policies cannot exceed a certain agreed upon amount. Exar has agreed not to, and to cause the surviving corporation not to, take any action to terminate or modify the policy or policies.

As a result of interests described above, these Sipex executive officers and directors could be more likely to vote for, and to recommend the vote for, the proposal to adopt the merger agreement and approve the merger, than if they did not hold these interests.

In considering the recommendation of Exar’s board of directors with respect to the issuance of shares of Exar common stock, stockholders should be aware that Richard L. Leza, Exar’s chairman of the board and interim president and chief executive officer, will serve as chairman of the board of directors following the merger. In addition, Exar’s current directors and executive officers (other than Mr. Leza) are currently expected to continue in their current positions after the merger. As a result of these interests, the Exar directors and executive officers could be more likely to vote for, and to recommend the vote for, the proposal to adopt the merger agreement, than if they did not hold these interests. Exar’s board of directors knew about these interests and considered them in approving the merger agreement and the issuance of Exar common stock in the merger.

Material U.S. Federal Income Tax Consequences of the Merger

The following discussion summarizes the material U.S. federal income tax consequences of the merger that will generally be applicable to U.S. holders (as defined below) of Sipex common stock. This summary is based upon the Internal Revenue Code, Treasury regulations promulgated thereunder, published judicial decisions and administrative rulings, and other applicable authorities, all as in effect as of the date of this joint proxy statement/prospectus and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Any such change could adversely affect the continuing validity of the matters discussed in this summary.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. holder in light of such holder’s particular circumstances or to holders who may be subject to special treatment under U.S. federal income tax laws, including, for example, banks and other financial institutions, tax-exempt organizations, insurance companies, dealers in securities or foreign currency, traders in securities who elect to apply a mark-to-market method of accounting, partnerships or other pass-through entities and investors in such entities, U.S. expatriates, holders of Sipex common stock that are not U.S. holders, holders whose functional currency is not the U.S. dollar, holders who hold their shares as part of a hedging, straddle, constructive sale, conversion or other risk reduction transaction, and holders who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions. In addition, this summary does not address any alternative minimum tax, any federal tax consequences other than federal income tax consequences, or any state, local or foreign tax consequences of the merger. This summary applies only to U.S. holders of Sipex common stock who hold their stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code.

As used in this summary, the term “U.S. holder” means a beneficial owner of Sipex common stock that is for U.S. federal income tax purposes (i) a U.S. citizen or resident alien, (ii) a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) a trust if either (a) it is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person or (iv) an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including any other entity treated as a partnership for U.S. federal income tax purposes) holds Sipex common stock, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such a partner should consult its tax advisor.

The merger has been structured to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. The obligations of Exar and Sipex to consummate the merger are conditioned upon the receipt by Exar and Sipex of tax opinions from O’Melveny & Myers LLP and Latham & Watkins LLP, respectively, dated as of the closing date of the merger, substantially to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income tax purposes, the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code and such opinion shall not have been withdrawn. Such opinions of counsel are not binding upon the IRS or any court, and neither Exar nor Side has obtained or intends to obtain any ruling from the IRS as to the U.S. federal income tax consequences of the merger. In addition, if any of the facts, representations or assumptions on which the opinions are based is inconsistent with the actual facts, the tax consequences of the merger could be adversely affected, and such opinions and this summary may not accurately describe the U.S. federal income tax treatment of the merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of the matters discussed in this summary. The remainder of this summary assumes that the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Holders of Sipex common stock are urged to consult their own tax advisors as to the tax consequences of the merger to them in their particular circumstances, including, without limitation, the applicability and effect of state, local and foreign tax laws and possible changes in tax laws.

Tax Treatment of Exar and Sipex. No gain or loss will be recognized by Exar or Sipex solely by reason of the merger.

Tax Consequences of the Merger to U.S. Holders. A U.S. holder will not recognize any gain or loss in the merger, except with respect to cash received instead of a fractional share of Exar common stock (as discussed below). The aggregate tax basis in the shares of Exar common stock received in the merger (including any fractional shares deemed received and exchanged for cash as described below) will be equal to the aggregate tax basis in the shares of Sipex common stock surrendered in exchange for the Exar common stock.

Cash Received Instead of a Fractional Share. A U.S. holder who receives cash instead of a fractional share of Exar common stock will generally be treated as having received such fractional share and then as having exchanged such fractional share for cash in a redemption by Exar of such fractional share. The U.S. holder will generally recognize gain or loss in an amount equal to the difference between the amount of cash received instead of the fractional share and the portion of the holder’s tax basis in the Sipex common stock exchanged in the merger that is allocable to the fractional share. Such gain or loss will generally be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such share is greater than one year. The deductibility of capital losses is subject to a number of limitations.

Holding Period. The holding period of the shares of Exar common stock received by a U.S. holder in the merger (including any fractional share deemed received and redeemed for cash) will include the holding period of the shares of Sipex common stock exchanged for such Exar common stock. If a U.S. holder holds shares of Sipex common stock acquired at different prices or at different times, holding periods must be computed separately with respect to each identifiable block of such shares. Any such holder should consult its own tax advisor as to the manner in which holding periods should be determined.

Backup Withholding. U.S. holder may, under certain circumstances, be subject to information reporting and backup withholding (currently at a rate of 28%) on payments of cash instead of fractional shares, unless such U.S. holder properly furnishes its taxpayer identification number and certifies that it is not subject to backup withholding or otherwise establishes an exemption from the backup withholding rules. Backup withholding is not an additional tax and may be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability, provided that the required information is timely furnished by the U.S. Holder to the IRS.

Reporting Requirements. A U.S. holder will be required to retain records pertaining to the merger and will be required to file with its U.S. federal income tax return for the year in which the merger takes place a statement setting forth certain facts relating to the merger. At a minimum, the statement must include (a) the U.S. holder’s adjusted tax basis in the Side common stock surrendered and (b) the fair market value, as of the effective date of the merger, of the Exar common stock received in exchange therefor.

Federal Securities Law Consequences

The shares of Exar common stock to be issued in the merger will be registered under the Securities Act of 1933, as amended, or the Securities Act. These shares will be freely transferable under the Securities Act, except for Exar common stock issued to any person who is deemed to be an affiliate of Sipex or the combined company. Persons who may be deemed to be affiliates include individuals or entities that control, are controlled by, or are under common control with Exar and include Exar’s officers and directors, as well as its principal stockholders. Sipex’s affiliates may not sell their Exar common stock acquired in the merger, except pursuant to:

•	an effective registration statement under the Securities Act covering the resale of those shares;

•	an exemption under paragraph (d) of Rule 145 under the Securities Act; or

•	any other applicable exemption under the Securities Act.

Accounting Treatment

The acquisition will be accounted for using the purchase method of accounting, which means that the assets and liabilities of Sipex, including intangible assets, will be recorded on Exar’s balance sheet at their fair values upon completion of the merger. One of the intangible assets identified is in-process research and development. The value of this intangible asset will be charged to Exar’s statement of operations in the quarter during which the merger is completed and the acquisition accounting and valuation amounts are recorded. Additionally, the fair value of the unvested options assumed in the merger that require continued service subsequent to the closing of the merger will be allocated to unearned stock-based compensation and will be amortized over the remaining vesting period of these options. The remaining purchase price will be reflected as goodwill and other identifiable intangible assets. Accounting principles generally accepted in the United States allow certain intangible assets with indefinite lives, including goodwill, to be maintained on the balance sheet rather than being amortized; however, they must be written down to the extent that they are deemed to be impaired. The results of operations and cash flows of Sipex will be included in Exar’s results from the date of the merger.

All unaudited pro forma financial information contained in this joint proxy statement/prospectus has been prepared using the purchase method to account for the merger. See “Summary Selected Unaudited Pro Forma Combined Condensed Financial Data.” The final allocation of the purchase price will be determined after the merger is consummated and after completion of a thorough analysis to determine the fair market values of Sipex’s tangible and identifiable intangible assets and liabilities. In addition, estimates related to merger-related charges are subject to final decisions related to combining the companies. Accordingly, the final purchase accounting adjustments and merger-related charges may be materially different from the unaudited pro forma adjustments presented in this document.

Any decrease in the net fair value of the assets and liabilities of Sipex as compared to the information shown in this document will have the effect of increasing the amount of the purchase price allocable to goodwill.

Regulatory Matters

Under the HSR Act, and related rules, Exar and Sipex may not complete the merger until they notify and furnish information to the Federal Trade Commission and the Antitrust Division of the Department of Justice and satisfy the specified waiting period requirement. Exar and Sipex filed the required notification and report forms with the Federal Trade Commission and the Antitrust Division on May 23, 2007 and the waiting period was terminated on June 5, 2007.

At any time before or after the effective time of the merger, and notwithstanding that the waiting period may have terminated or the merger may have been consummated, the Federal Trade Commission, the Antitrust Division or any state could take such action under the applicable antitrust or competition laws as it deems necessary or desirable. This action could include seeking to enjoin the completion of the merger or seeking the divestiture of substantial assets of Exar or Sipex. Private parties may also institute legal actions under the antitrust laws under some circumstances. Although Exar and Sipex believe that the merger is legal under applicable antitrust laws, a challenge to the merger on antitrust grounds may be made, and if a challenge is made, it may be successful.

Under the terms of the merger agreement, neither Exar nor Sipex is required to hold separate (including by trust or otherwise) or divest any of their respective businesses or assets, or enter into any consent decree or other agreement that would restrict either Exar or Sipex in the conduct of its business. No additional stockholder approval is expected to be required or sought for any decision by Exar or Sipex, after their respective stockholder meetings, to agree to any terms and conditions necessary to resolve any regulatory objections to the merger, and stockholder approval will not be sought unless additional stockholder approval is required to approve the terms and conditions under applicable law.

No Appraisal Rights

Neither Exar stockholders nor Sipex stockholders are entitled to dissenters’ rights of appraisal for their shares under the Delaware General Corporation Law in connection with the merger.

Delisting and Deregistration of Sipex Common Stock

If the merger is completed, Sipex common stock will be removed from quotation on the Nasdaq Global Market and will be deregistered under the Exchange Act.

Quotation on the Nasdaq Global Market

The merger agreement provides that Exar will use its commercially reasonable efforts to cause the shares of Exar common stock issuable in connection with the merger, and those required to be reserved for issuance pursuant to the Sipex options, notes and warrants assumed by Exar, upon official notice of issuance to be authorized for quotation on the Nasdaq Global Market.

THE MERGER AGREEMENT AND RELATED AGREEMENTS

The Merger Agreement

This section is a summary of the material terms and provisions of the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus and is incorporated herein by reference. The following summary is not intended to be a complete description of all the terms of the merger agreement and is qualified in its entirety by reference to the merger agreement. Exar and Sipex encourage you to carefully read the complete merger agreement for the precise legal terms of the merger agreement and other information that may be important to you.

The merger agreement and the following summary have been included to provide you with information regarding the terms of the merger agreement and are not intended to provide you with any factual information about any party to the merger agreement, including any information about their condition (factual or otherwise). Specifically, although the merger agreement contains representations and warranties of each of Exar, Side Acquisition Corp. and Sipex, the assertions embodied in those representations and warranties were made for purposes of the merger agreement and the closing conditions under the merger agreement and are subject to qualifications and limitations agreed to by the respective parties in connection with negotiating the terms of the merger agreement, including exceptions and other information contained in confidential disclosure schedules that the parties exchanged in connection with signing the merger agreement that are not included in this document. In addition, certain representations and warranties were made as of a specific date, may be subject to a contractual standard of materiality different from what might be viewed as material to stockholders, or may have been used for purposes of allocating risk between the respective parties rather than establishing matters of fact. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in Exar’s or Sipex’s public disclosures. Accordingly, you should not look to or rely on such representations and warranties for information about the parties to the merger agreement. You should read the merger agreement together with the other information covering Exar and Sipex that each company publicly files in reports and statements with the Securities and Exchange Commission.

The Merger

The merger agreement provides that upon the closing, Side Acquisition Corp. will be merged with and into Sipex, with Sipex continuing as the surviving corporation. As a result of the merger, Sipex will become a wholly-owned subsidiary of Exar. The merger will become effective on the date of filing a certificate of merger with the Secretary of State of the State of Delaware, or such later time as agreed to by the parties and specified in the certificate of merger. This is referred to as the effective time of the merger.

What You Will Receive in the Merger

At the effective time of the merger:

•

each share of Sipex common stock issued and outstanding immediately prior to the effective time shall cease to be outstanding and will be converted into the right to receive 0.6679 of a share of Exar common stock, without interest; and

•

each share of Sipex common stock which is, immediately prior to the effective time, held in the treasury of Sipex, or issued and outstanding and held by Exar, Sipex or any direct or indirect wholly-owned Subsidiary of Sipex or Exar (and, in each case, not held on behalf of third parties) shall be canceled and extinguished without payment of any consideration for those shares.

At the effective time of the merger, each share of capital stock of Side Acquisition Corp. will be converted into one share of capital stock of the surviving corporation.

Treatment of Sipex Options in the Merger

At the effective time of the merger, each unexpired and unexercised option to purchase Sipex common stock, whether or not currently exercisable, will be converted into an option to purchase Exar common stock on the same terms and conditions as were applicable under the option to purchase Exar common stock before the merger, except the number of shares subject to the option will be multiplied by the exchange ratio (with the number of shares rounded down to the nearest whole share) and the exercise price per share immediately prior to the effective time shall be divided by the exchange ratio (with the exercise price rounded up to the nearest whole cent).

Exar has agreed to file a registration statement on Form S-8, within 15 business days after the effective time, for the shares of Exar common stock issuable upon exercise of the assumed Sipex stock options, and Exar will use its commercially reasonable efforts to cause that registration statement to remain effective for so long as the assumed Sipex stock options remain outstanding.

At or prior to the effective time, Sipex will terminate the Sipex 1996 Employee Stock Purchase Plan (the Sipex ESPP) in accordance with its terms and will terminate all rights of each Sipex ESPP participant to acquire Sipex common stock under the Sipex ESPP in exchange for a cash payment to such participant equal to the product of:

•

the number of shares of Sipex common stock which that Sipex ESPP participant’s accumulated payroll deductions as of the effective time could have then purchased (assuming the purchase price is based on the first day of the then current offering period under the Sipex ESPP),

•	multiplied by the exchange ratio,

•

multiplied by the closing price per share of Exar common stock on the Nasdaq Global Market on the trading day immediately succeeding the date upon which the effective time occurs (as reported in the Wall Street Journal, National Edition).

Treatment of Sipex Warrants in the Merger

At the effective time of the merger, each unexpired and unexercised warrant to purchase Sipex common stock, whether or not currently exercisable, will be converted into a warrant to purchase Exar common stock on the same terms and conditions as were applicable under the warrant to purchase Sipex common stock before the merger, except the number of shares subject to the warrant will be multiplied by the exchange ratio (with the number of shares rounded down to the nearest whole share) and the exercise price per share immediately prior to the effective time shall be divided by the exchange ratio (with the exercise price rounded up to the nearest whole cent).

Treatment of Sipex Notes in the Merger

Sipex has agreed to use its commercially reasonable efforts to cause the conversion of any outstanding Sipex convertible notes immediately prior to the effective time of the merger. Any Sipex convertible note not converted will be guaranteed by Exar, subject to the same terms and conditions as were applicable before the merger, except that the Sipex convertible notes will be convertible into the number of shares of Exar common stock into which the notes are convertible and the conversion price immediately prior to the effective time of the merger will be adjusted based on the exchange ratio. Exar has agreed to take all action necessary so that from and after the effective time of the merger, Exar and the surviving corporation of the merger will comply with the terms of the indenture relating to the Sipex convertible notes, including execution of a supplemental indenture. Exar has also agreed to take all corporate actions necessary to reserve for issuance a sufficient number of shares of Exar common stock for delivery upon conversion of assumed Sipex convertible notes.

Sipex will file with the trustee for the Sipex convertible notes, and will send to each holder of Sipex convertible notes, a notice at least fifteen days prior to the estimated effective time of the merger. Sipex has also agreed to use its commercially reasonable efforts to effect an amendment to the indenture so that the requirement that the Sipex convertible notes be continuously registered for 60 days in order for Sipex to force automatic conversion of the Sipex convertible notes pursuant to the indenture will either be (i) eliminated, or (ii) waived in connection with the merger to provide Exar with a reasonable period of time, but at least 15 days after the effective time, to file an S-3 registration statement covering the Sipex convertible notes and for the registration statement to be declared effective by the SEC.

Nasdaq Quotation

Exar has agreed to use all commercially reasonable efforts to cause the shares of Exar common stock issuable in connection with the merger, and those required to be reserved for issuance pursuant to assumed Sipex options, notes and warrants, upon official notice of issuance, to be authorized for quotation on the Nasdaq Global Market.

Exchange of Certificates

Promptly after the effective time of the merger, Exar will cause Computershare, as exchange agent, to mail to each stockholder of record of Sipex as of the effective time a letter of transmittal and instructions for the surrender of certificates representing Sipex common stock in exchange for certificates representing Exar common stock, cash in lieu of fractional shares and any dividends or distributions payable pursuant to the terms of the merger agreement. Only those holders of Sipex common stock who properly surrender their Sipex certificates in accordance with the exchange agent’s instructions will receive (1) certificates representing Exar common stock, (2) cash in lieu of fractional shares of Exar common stock (as described in the following paragraph) and (3) any dividends or other distributions, if any, to which they may be entitled under the terms of the merger agreement. The surrendered certificates representing Sipex common stock will be canceled. After the effective time, each certificate representing shares of Sipex common stock that has not been surrendered will represent only the right to receive each of the items enumerated above. Following completion of the merger, Sipex will not register any transfers of Sipex common stock in the stock transfer books.

No certificates representing fractional shares of Exar common stock will be issued in the merger. Instead, each holder of Sipex common stock who would otherwise be entitled to receive a fraction of a share of Exar common stock (after aggregating all fractional shares of Exar common stock that otherwise would be received by that holder) shall receive from the exchange agent an amount of cash (rounded up to the nearest whole cent), without interest, equal to the product obtained of the relevant fraction multiplied by the closing price per share of Exar common stock on the Nasdaq Global Market on the trading day immediately following the effective time as reported in the Wall Street Journal, National Edition.

Holders of Sipex common stock should not surrender their Sipex stock certificates unless and until they receive a letter of transmittal from Computershare, the exchange agent for the merger, with instructions for the surrender of Sipex stock certificates.

Distributions with Respect to Unexchanged Shares

Holders of Sipex common stock are not entitled to receive any dividends or other distributions with a record date after the effective time until they surrender their Sipex stock certificates to the exchange agent in accordance with the exchange agent’s instructions.

Transfers of Ownership and Lost Stock Certificates

The exchange agent will only issue shares of Exar common stock, cash for fractional shares and any dividends or distributions that may be applicable in the name of a person other than the name in which a surrendered Sipex stock certificate is registered, if the person requesting that exchange pays Exar or any agent designated by it any applicable transfer or other taxes, or establishes to the satisfaction of Exar or any agent designated by it that such taxes have been paid or are not payable.

If a Sipex stock certificate is lost, stolen or destroyed, the holder of that certificate will need to deliver an affidavit to the exchange agent prior to receiving any Exar stock certificates. In addition, Exar or the exchange agent may, in their discretion, require the owner of the lost, stolen or destroyed certificate to deliver a bond in a sum as they may reasonably direct as indemnity against any claim that may be made against the exchange agent, Exar or the surviving corporation of the merger with respect to the lost, stolen or destroyed certificates.

Representations and Warranties

The merger agreement contains generally reciprocal representations and warranties made by each of Exar and Side Acquisition Corp. on the one hand, and Sipex on the other hand, subject in many instances to qualifications, including materiality or material adverse effect. These representations and warranties relate to, among other things, the following matters:

•	corporate organization and subsidiaries;

•	capital structure;

•	obligations with respect to capital stock;

•	corporate power and authority to enter into the merger agreement and consummate the transactions contemplated by the merger agreement;

•	the absence of conflict between the merger agreement, on the one hand, and organizational documents, applicable laws and agreements;

•	the absence of required governmental consents, approvals or authorizations other than those specified in the merger agreement;

•	the timely filing of, and accuracy of information contained in, SEC filings, including financial statements;

•	compliance with the applicable listing and corporate governance rules and regulations of Nasdaq;

•	compliance with the Sarbanes-Oxley Act;

•	the absence of certain changes since December 31, 2006;

•	the filing of tax returns and other tax-related matters;

•	intellectual property matters;

•	compliance with applicable laws and possession of and compliance with material permits;

•	litigation matters and the absence of undisclosed pending or threatened litigation;

•	the absence of undisclosed brokers’ or finders’ fees;

•	employee benefit plans and other employment and labor related matters;

•	title to properties, real property and leases;

•	compliance with environmental laws and regulations and other environmental matters;

•	material contracts and the absence of breaches of material contracts;

•	accuracy of information supplied in this joint proxy statement/prospectus;

•	approval by the board of directors;

•	the applicability of state takeover statutes;

•	the receipt of fairness opinions;

•	claims under insurance policies;

•	transactions with affiliates;

•	the absence of certain illegal payments; and

•	in the case of Exar, the prior operations of Side Acquisition Corp.

Conduct of Business Pending the Merger

Prior to the effective time of the merger (or earlier termination of the merger agreement), each of Exar and Sipex has agreed with respect to itself and its subsidiaries to:

•	carry on its business in the ordinary course of business consistent with past practice in substantially the same manner and in compliance with all applicable legal requirements;

•	pay its debts and taxes when due subject to good faith disputes over such debts or taxes; and

•

use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, manufacturers, licensors, licensees and others with which it has business dealings.

Each of Exar and Sipex has additionally agreed that neither it nor its subsidiaries will, prior to the effective time of the merger (or earlier termination of the merger agreement), without the prior written consent of the other party (which consent may not be unreasonably withheld, delayed or conditioned) and subject to certain exceptions:

•

except as required by applicable legal requirements or pursuant to the terms of an Exar benefit plan or a Sipex benefit plan disclosed to the other party, waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice, directly or indirectly, options granted under any employee, consultant or director stock plans or authorize cash payments in exchange for any options granted under any of such plans;

•

(i) enter into certain material contracts, other than contracts with customers and distributors in the ordinary course of business consistent with past practice, or (ii) except in the ordinary course of business consistent with past practice (including the expiration of contract in accordance with its terms in the ordinary course of business), modify, amend or terminate certain material contracts, or waive, delay the exercise of, release or assign any material rights or claims thereunder;

•

grant any severance or termination pay to any officer or employee, except pursuant to written contracts outstanding, or policies existing, on the date of the merger agreement and disclosed to the other party, as the case may be, or adopt any new severance plan or amend or modify or alter in any manner any severance plan, contract or arrangement existing on the date of the merger agreement;

•

other than in the ordinary course of business, transfer or license to any person or otherwise extend, amend or modify in any material respect any rights to Exar intellectual property or Sipex intellectual property, or enter into grants to transfer or license to any person future patent rights, other than in the ordinary course of business, provided, however, that no grant or transfer of a source code license shall be considered as occurring in the ordinary course of business;

•

declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

•

purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Exar or its subsidiaries, or Sipex or its subsidiaries, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to contracts in effect on the date of the agreement;

•

issue, deliver, sell, authorize, pledge or otherwise encumber or propose any of the foregoing with respect to any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other contracts or commitments of any character obligating it to issue any such shares or convertible securities, other than (i) the issuance, delivery and/or sale of shares of Exar common stock or Sipex common stock pursuant to the exercise of stock options therefor or as a distribution pursuant to any restricted stock unit, in each case outstanding as of the date of the merger agreement, (ii) the granting of restricted stock, restricted stock units or options to purchase shares of Exar common stock or Sipex common stock, to be granted at fair market value on the date of grant in the ordinary course of business, consistent with past practice and in accordance with existing stock option plans in an amount not to exceed options to purchase 150,000 shares in the aggregate in the case of Exar or 75,000 shares in the aggregate in the case of Sipex, (iii) shares of Exar common stock or Sipex common stock, as the case may be, issuable to participants in the Sipex ESPP or the Exar Employee Stock Participation Plan consistent with the terms thereof, and (iv) shares of Sipex common stock issuable upon exercise of the Sipex warrants or conversion of the Sipex convertible notes;

•	cause, permit or propose any amendments to any charter document or bylaw (or similar governing instruments of any subsidiaries);

•

acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any material assets outside the ordinary course of business;

•	sell, lease, license, encumber or otherwise dispose of any material properties or assets except sales of inventory in the ordinary course of business consistent with past practice;

•

incur any indebtedness for borrowed money or guarantee any such indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Exar or Sipex, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than (i) in connection with the financing of ordinary course trade payables consistent with past practice, or (ii) accounts payable incurred in the ordinary course of business consistent with past practice;

•

(i) adopt or amend any employee benefit plan or employee stock purchase or employee stock option plan, or enter into any employment contract or collective bargaining agreement (other than offer letters entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will”), (ii) pay any special bonus or special remuneration to any director or employee (except pursuant to written contracts outstanding, or policies existing, on the date of the merger agreement and disclosed to the other party), or (iii) increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants;

•	revalue any of its assets or, except as required by GAAP or the Securities and Exchange Commission, make any change in accounting methods, principles or practices;

•	engage in any action (or omit to take any action) that could reasonably be expected to cause the merger to fail to qualify as a reorganization under Section 368(a) of the Internal Revenue Code;

•

make, amend or revoke any material tax election, settle or compromise any material tax liability, surrender any right to claim a refund of a material amount of taxes, consent to any waiver or extension of the statute of limitations for the assessment of taxes, or amend any material tax return;

•	hire any individual employee or employees except in the ordinary course of business consistent with past practice in the past year;

•

pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) in excess of $100,000 individually or $250,000 in the aggregate, other than payment, discharge or satisfaction in the ordinary course of business;

•	settle or agree to settle any material claim, action or proceeding pending or threatened before any governmental authority;

•	make any grant of exclusive rights to any third party; or

•	enter into any legally binding agreement or otherwise to take any of the actions described in the foregoing bullet points.

Exar’s Non-Solicitation Covenant

The merger agreement contains detailed provisions prohibiting Exar from seeking an Exar competing transaction (as defined below). Under Exar’s non-solicitation covenant, Exar and its respective subsidiaries will not, nor will they authorize or knowingly permit any of their respective officers, directors, affiliates, employees, investment bankers, attorneys or other advisors or representatives retained by any of them to, directly or indirectly:

•

solicit, initiate, encourage or take any other action to facilitate any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer, that constitutes or could reasonably be expected to lead to any offer or proposal relating to any of the following transactions (each of which is referred to in this joint proxy statement/prospectus as an “Exar competing transaction”):

•

any acquisition or purchase by any person or group of a 15% or more interest in the total voting power of Exar or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or group beneficially owning 15% or more of the total outstanding voting securities of Exar or any of its subsidiaries;

•

any merger, consolidation, reorganization or business combination or similar transaction involving Exar pursuant to which the stockholders of Exar immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction;

•

any sale, lease, exchange, transfer, license, acquisition or disposition of more than 15% of the consolidated assets of Exar and its subsidiaries (including equity securities of Exar’s subsidiaries); or

•	any liquidation or dissolution of Exar;

•	participate in any discussions or negotiations relating to, or furnish to any person any information relating to, any offer or proposal relating to an Exar competing transaction;

•	except as set forth below, approve, endorse or recommend any offer or proposal relating to an Exar competing transaction;

•	grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Exar or any of its subsidiaries; or

•

except as set forth below, enter into any letter of intent, agreement in principle or similar document or any contract or commitment contemplating or otherwise relating to any offer or proposal relating to an Exar competing transaction.

However, the merger agreement permits Exar to furnish information to or enter into discussions or negotiations with any person or group who delivers a bona fide written offer or proposal for an Exar competing transaction that was not solicited, if and only if:

•	the issuance or Exar common stock in the merger has not yet been approved by the required vote of the stockholders of Exar;

•

Exar’s board of directors determines in its good faith judgment by a majority vote after consultation with its financial advisors and outside legal counsel, that the offer or proposal for the Exar competing transaction constitutes a superior proposal or could reasonably be expected to lead to a superior proposal that is more favorable to Exar’s stockholders than the transactions contemplated by the merger agreement (provided, that the references to 15% and 85% in the definition of an Exar competing transaction shall be deemed references to 50%);

•

Exar’s board of directors concludes in good faith by a majority vote, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary obligations to Exar’s stockholders under applicable law;

•

neither Exar nor any of its officers, directors, affiliates, employees, investment bankers, attorneys or other advisors or representatives retained by it shall have violated any of the non-solicitation restrictions set forth above in connection with such offer or proposal for the Exar competing transaction;

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at least one (1) business day prior to furnishing any such information to, or entering into discussions or negotiations with, such person or group, Exar gives Sipex written notice of the identity of such person or group and of Exar’s intention to furnish information to, or enter into discussions or negotiations with, such person or group;

•	Exar receives from such person or group an executed confidentiality agreement containing terms no less favorable to Exar than the comparable terms of the confidentiality agreement with Sipex; and

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contemporaneously with furnishing any such information to such person or group, Exar furnishes such information to Sipex (to the extent such information has not been previously furnished by Exar to Sipex).

In addition, Exar has agreed to promptly notify Sipex of any offer or proposal for an Exar competing transaction (and in no event more than 24 hours) after receipt of such offer or proposal, and shall notify Sipex of any request received by Exar for information which Exar reasonably believes could lead to an offer or proposal for a Exar competing transaction, the material terms and conditions of such request, offer or proposal or inquiry, and the identity of the person or group making any such request, offer or proposal or inquiry. Exar will keep Sipex informed on a prompt basis of material changes to any such request, offer or proposal or inquiry.

Exar has also agreed to provide Sipex with at least forty-eight (48) hours prior written notice (or such lesser prior notice as provided to Exar’s directors) of any meeting of Exar’s board of directors at which Exar’s board of directors is reasonably expected to consider an offer or proposal for the Exar competing transaction as well as copies of all documentation relating to such offer or proposal.

Exar agreed, as of the date of the merger agreement, to immediately cease, and to cause its officers, directors, affiliates, employees, investment bankers, attorneys or other advisors or representatives to cease, all existing activities, discussions or negotiations with any parties conducted prior to the date of the merger agreement with respect to any offer or proposal for an Exar competing transaction, and shall use its commercially reasonable efforts to cause any such party (or its officers, directors, affiliates, employees, investment bankers, attorneys or other advisors or representatives) in possession of confidential information about Exar that was furnished by or on behalf of Exar to return or destroy all such information.

If, prior to the approval of the issuance or Exar common stock in the merger by the stockholders of Exar, Exar’s board of directors determines in good faith by a majority vote, after consultation with outside legal counsel, that, as a result of the receipt of a superior offer or proposal for an Exar competing transaction that did not result from a violation of the non-solicitation restrictions set forth above, the failure to do so would constitute a breach of its fiduciary duties under applicable laws, Exar’s board of directors may withhold, withdraw, amend or modify, in a manner adverse to Sipex, its recommendation of the transactions contemplated by the merger agreement or approve, endorse or recommend any offer or proposal for such Exar competing transaction, terminate the merger agreement and enter into an agreement relating to such Exar competing transaction. Exar may not terminate the merger agreement until the fifth business day following delivery of written notice to Sipex from Exar advising Sipex that Exar’s board of directors has received a superior offer or proposal for an Exar competing transaction, attaching the most current version of any proposed transaction agreement with the party making such superior offer or proposal or a detailed summary of all material terms and conditions of such superior offer or proposal, identifying the person making the superior offer or proposal and stating that Exar’s board of directors intends to exercise its right to terminate this Agreement. Exar also may not terminate the merger agreement if during such five (5) business day period after delivery of the required notice, Sipex makes an offer to make adjustments to the terms and conditions of the merger agreement such that such offer or proposal for an Exar competing transaction no longer constitutes a superior offer or proposal.

The merger agreement further provides that Exar may take any action to the extent necessary in order to comply with Rules 14d-9 and 14e-2 promulgated under the Exchange Act.

Sipex’s Non-Solicitation Covenant

The merger agreement contains detailed provisions prohibiting Sipex from seeking a Sipex competing transaction (as defined below). Under Sipex’s non-solicitation covenant, Sipex and its respective subsidiaries will not, nor will they authorize or knowingly permit any of their respective officers, directors, affiliates, employees, investment bankers, attorneys or other advisors or representatives retained by any of them to, directly or indirectly:

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solicit, initiate, encourage or take any other action to facilitate any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer, that constitutes or could reasonably be expected to lead to any offer or proposal relating to any of the following transactions (each of which is referred to in this joint proxy statement/prospectus as a “Sipex competing transaction”):

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any acquisition or purchase by any person or group of a 15% or more interest in the total voting power of Sipex or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or group beneficially owning 15% or more of the total outstanding voting securities of Sipex or any of its subsidiaries;

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any merger, consolidation, reorganization or business combination or similar transaction involving Sipex pursuant to which the stockholders of Sipex immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction;

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any sale, lease, exchange, transfer, license, acquisition or disposition of more than 15% of the consolidated assets of Sipex and its subsidiaries (including equity securities of Sipex’s subsidiaries); or

•	any liquidation or dissolution of Sipex;

•	participate in any discussions or negotiations relating to, or furnish to any person any information relating to, any offer or proposal relating to a Sipex competing transaction;

•	except as set forth below, approve, endorse or recommend any offer or proposal relating to a Sipex competing transaction;

•	grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Sipex or any of its subsidiaries; or

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except as set forth below, enter into any letter of intent, agreement in principle or similar document or any contract or commitment contemplating or otherwise relating to any offer or proposal relating to a Sipex competing transaction.

However, the merger agreement permits Sipex to furnish information to or enter into discussions or negotiations with any person or group who delivers a bona fide written offer or proposal for a Sipex competing transaction that was not solicited, if and only if:

•	the merger has not yet been approved by the required vote of the stockholders of Sipex;

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Sipex’s board of directors determines in its good faith judgment by a majority vote after consultation with its financial advisors and outside legal counsel, that the offer or proposal for the Sipex competing transaction constitutes a superior proposal or could reasonably be expected to lead to a superior proposal that is more favorable to Sipex’s stockholders than the transactions contemplated by the merger agreement (provided, that the references to 15% and 85% in the definition of a Sipex competing transaction shall be deemed references to 50%);

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Sipex’s board of directors concludes in good faith by a majority vote, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary obligations to Sipex’s stockholders under applicable law;

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neither Sipex nor any of its officers, directors, affiliates, employees, investment bankers, attorneys or other advisors or representatives retained by it shall have violated any of the non-solicitation restrictions set forth above in connection with such offer or proposal for the Sipex competing transaction;

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at least one (1) business day prior to furnishing any such information to, or entering into discussions or negotiations with, such person or group, Sipex gives Exar written notice of the identity of such person or group and of Sipex’s intention to furnish information to, or enter into discussions or negotiations with, such person or group;

•	Sipex receives from such person or group an executed confidentiality agreement containing terms no less favorable to Sipex than the comparable terms of the confidentiality agreement with Exar; and

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contemporaneously with furnishing any such information to such person or group, Sipex furnishes such information to Exar (to the extent such information has not been previously furnished by Sipex to Exar).

In addition, Sipex has agreed to promptly notify Exar of any offer or proposal for a Sipex competing transaction (and in no event more than 24 hours) after receipt of such offer or proposal, and shall notify Exar of any request received by Sipex for information which Sipex reasonably believes could lead to an offer or proposal for a Sipex competing transaction, the material terms and conditions of such request, offer or proposal or inquiry, and the identity of the person or group making any such request, offer or proposal or inquiry. Sipex will keep Exar informed on a prompt basis of material changes to any such request, offer or proposal or inquiry.

Sipex has also agreed to provide Exar with at least forty-eight (48) hours prior written notice (or such lesser prior notice as provided to Sipex’s directors) of any meeting of Sipex’s board of directors at which Sipex’s board of directors is reasonably expected to consider an offer or proposal for the Sipex competing transaction as well as copies of all documentation relating to such offer or proposal.

Sipex agreed, as of the date of the merger agreement, to immediately cease, and to cause its officers, directors, affiliates, employees, investment bankers, attorneys or other advisors or representatives to cease, all existing activities, discussions or negotiations with any parties conducted prior to the date of the merger agreement with respect to any offer or proposal for a Sipex competing transaction, and shall use its commercially reasonable efforts to cause any such party (or its officers, directors, affiliates, employees, investment bankers, attorneys or other advisors or representatives) in possession of confidential information about Sipex that was furnished by or on behalf of Sipex to return or destroy all such information.

If, prior to the approval of the merger by the stockholders of Sipex, Sipex’s board of directors determines in good faith by a majority vote, after consultation with outside legal counsel, that, as a result of the receipt of a superior offer or proposal for a Sipex competing transaction that did not result from a violation of the non-solicitation restrictions set forth above, the failure to do so would constitute a breach of its fiduciary duties under applicable laws, Sipex’s board of directors may withhold, withdraw, amend or modify, in a manner adverse to Exar, its recommendation of the transactions contemplated by the merger agreement or approve, endorse or recommend any offer or proposal for such Sipex competing transaction, terminate the merger agreement and enter into an agreement relating to such Sipex competing transaction. Sipex may not terminate the merger agreement until the fifth business day following delivery of written notice to Exar from Sipex advising Exar that Sipex’s board of directors has received a superior offer or proposal for a Sipex competing transaction, attaching the most current version of any proposed transaction agreement with the party making such superior offer or proposal or a detailed summary of all material terms and conditions of such superior offer or proposal, identifying the person making the superior offer or proposal and stating that Sipex’s board of directors intends to exercise its right to terminate this Agreement. Sipex also may not terminate the merger agreement if during such five (5) business day period after delivery of the required notice, Exar makes an offer to make adjustments to the terms and conditions of the merger agreement such that such offer or proposal for a Sipex competing transaction no longer constitutes a superior offer or proposal.

The merger agreement further provides that Sipex may take any action to the extent necessary in order to comply with Rules 14d-9 and 14e-2 promulgated under the Exchange Act.

Additional Covenants and Agreements

Commercially Reasonable Efforts; Regulatory Approvals

The parties to the merger agreement have agreed to use all commercially reasonable efforts to effectuate the merger and the other transactions contemplated by the merger agreement and to fulfill and cause to be fulfilled the conditions to closing under the merger agreement, including:

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the obtaining of all necessary actions or nonactions, waivers, consents and approvals from governmental authorities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental authority;

•	the obtaining of all necessary consents, approvals or waivers from third parties, subject to a cap of $5,000 for any fee reasonably necessary to obtain any required consent, approval or waiver;

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the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging the merger agreement or the consummation of the transactions contemplated by merger agreement, including seeking to have any stay or temporary restraining order entered by any court or other governmental authority vacated or reversed; and

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the execution and delivery of any additional instruments and the performance of any other acts and things as may be necessary or desirable for effecting completely the consummation of the transactions contemplated by the merger agreement.

Neither Exar nor Sipex will be required to hold separate (including by trust or otherwise) or divest any of their respective businesses or assets, or enter into any consent decree or other agreement that would restrict either Exar or Sipex in the conduct of its business as currently conducted.

Takeover Statutes and Regulations

Exar and Sipex have agreed to take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the merger agreement, the voting agreements or any of the transactions contemplated thereby, and shall take all action necessary to ensure that such transactions may be consummated as promptly as practicable on the terms contemplated by the merger agreement and otherwise to minimize the effect of such statute or regulation on the merger and the other transactions contemplated by the merger agreement in the event any state takeover statute or similar statute or regulation becomes applicable to such agreements or transactions.

Public Announcements

Exar and Sipex have agreed to consult with each other and agree before issuing any press release or otherwise making any public statement with respect to the merger or the merger agreement and will not issue any such press release or make any such public statement prior to such agreement, except as may be required by any applicable legal requirements or listing agreement with a national securities exchange, in which case reasonable efforts to consult with the other party will be made prior to such release or public statement.

Section 16 Matters

Exar and Sipex have agreed to take, before completion of the merger, all required steps to exempt under Rule 16b-3 under the Exchange Act any dispositions of Sipex common stock (including derivative securities) or acquisitions of Exar common stock (including derivative securities) in connection with the merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Sipex.

Sipex Stock Options and Employee Stock Purchase Plan

Exar has agreed, at the effective time of the merger, to assume each then outstanding option to purchase Sipex common stock, whether or not exercisable at such time and regardless of the respective exercise prices. Each Sipex stock option so assumed by Exar will continue to have, and be subject to, the same terms and conditions set forth in the applicable stock option agreement or other document evidencing such Sipex stock option (including any repurchase rights or vesting provisions), and (a) will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Exar common stock equal to the product of (x) the number of shares of Sipex common stock that were issuable upon exercise of such Sipex stock option immediately prior to the effective time of the merger multiplied by (y) the exchange ratio, rounded down to the nearest whole number of shares of Exar common stock and (b) the per share exercise price for the shares of Exar common stock issuable upon exercise of such assumed Sipex stock option will be equal to the quotient determined by dividing (x) the exercise price per share of Sipex common stock at which such Sipex stock option was exercisable immediately prior to the effective time of the merger by (y) the exchange ratio, rounded up to the nearest whole cent. Each assumed Sipex stock option shall be vested immediately following the effective time of the merger as to the same percentage of the total number of shares subject to such stock option as it was vested immediately prior to the effective time of the merger, except to the extent such Sipex stock option by its terms in effect as of the date of the merger agreement provides for acceleration of vesting by virtue of the transactions contemplated by this Agreement. Exar has also agreed, as soon as practicable and in any event within fifteen (15) days after the effective time of the merger, to cause the shares of Exar common stock issuable upon exercise of all assumed Sipex stock options to be registered under the Securities Act on Form S-8, and to use its commercially reasonable efforts to maintain the effectiveness of the Form S-8 for so long as any such assumed options shall remain outstanding.

Sipex has agreed, at the effective time of the merger, to terminate the Sipex 1996 Employee Stock Purchase Plan in accordance with its terms and to terminate all rights of each plan participant to acquire Sipex common stock in exchange for a cash payment to such participant equal to the product of (x) the number of shares of Sipex common stock which such participant’s accumulated payroll deductions as of the effective time of the merger could have then purchased, multiplied by (y) the exchange ratio, multiplied by (z) the closing price per share of Exar common stock on the Nasdaq on the trading day immediately succeeding the date upon which the effective time of the merger occurs.

Stockholder Meetings

Each of Exar and Sipex have agreed to hold meetings of their respective stockholders to consider and vote upon, in the case of Exar, the issuance of shares of Exar common stock in the merger and, in the case of Sipex, the adoption of the merger agreement and the approval of the merger. Unless Exar’s board of directors or Sipex, as the case may be, determines in good faith by a majority vote, after consultation with its outside legal counsel, that failure to do so would constitute a breach of its fiduciary duties under applicable laws, neither Exar’s board of directors or Sipex nor any committee thereof shall withdraw, amend or modify, or propose or resolve to withdraw, amend or modify, in a manner adverse to the other party, its recommendation to the stockholders of Exar or Sipex, as the case may be, to approve the issuance of the shares of Exar common stock pursuant to the merger or the adoption of the merger agreement and the approval of the merger. Nothing shall limit the right of Exar or Sipex, as the case may be, to adjourn or postpone its stockholders’ meeting to the extent necessary to ensure that any necessary supplement or amendment to the joint proxy statement/prospectus is provided to its respective stockholders in advance of a vote on the issuance of shares of Exar common stock pursuant to the merger or adoption of the merger agreement and the approval of the merger, if as of the time for which the stockholders’ meeting is originally scheduled there are insufficient shares of Exar common stock or Sipex common stock (as the case may be) represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such stockholders’ meeting.

Indemnification; Directors’ and Officers’ Insurance

The merger agreement provides that, from and after the effective time of the merger, Exar will, or will cause the surviving corporation of the merger to, to, fulfill and honor in all respects the obligations of Sipex pursuant to any indemnification agreements between Sipex and its current and former directors and officers, subject to applicable law, with respect to acts or omissions occurring at or prior to the effective time of the merger (including for acts or omissions occurring in connection with the approval of merger agreement and the consummation of the transactions contemplated by the merger agreement). The certificate of incorporation and bylaws of the surviving corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to any indemnified person as those contained in the certificate of incorporation and bylaws of Sipex, as in effect on the date of the merger agreement, and, unless required by applicable law, such provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the effective time of the merger in any manner that would adversely affect the rights of individuals who were directors, officers, employees or agents of Sipex immediately prior to the effective time of the merger.

In addition, Sipex will purchase and Exar will maintain one or more tail policies to Sipex’s current policy of directors’ and officers’ liability insurance, on terms and with coverages comparable to Sipex’s existing policies, for at least six (6) years after the effective time of the merger, provided that, Exar will not be required to pay an aggregate premium for such policies in excess of a cap of $330,666, assuming a closing date of June 30, 2007, and the cap will increase each additional month thereafter until the merger closes.

Exar’s Board of Directors and Officers

Exar will take all required action so that, as of the effective time of the merger, (x) Exar’s board of directors will consist of eight (8) directors, and (y) three (3) members of Sipex’s current board of directors designated by Sipex will be appointed to Exar’s board of directors. At or prior to the effective time of the merger, Ralph Schmitt, the current chief executive officer of Sipex and member of Sipex’s board of directors, and Brian Hilton and Pierre Guilbault, each current members of Sipex’s board of directors, will be appointed to Exar’s board of directors. Mr. Schmitt will also become president and chief executive officer of Exar following the merger. Edward Lam, the current senior vice president, marketing and business development of Sipex, will become senior vice president of product lines of Exar following the merger. Richard L. Leza, current chairman of Exar’s board of directors and interim president and chief executive officer, will continue to be the chairman of Exar’s board of directors and the executive officers (other than Mr. Leza) and directors of Exar will continue in their current positions after the merger.

Employees and Employee Benefits

Exar shall provide to each employee of Sipex who continues his or her employment with the surviving corporation or Exar after the effective time of the merger agreement, for a period of 12 months following the effective time of the merger or such shorter period as such employee is a continuing employee, base salary or wages, as applicable, annual bonus opportunities and employee benefits (excluding equity-based plans) that, in the aggregate, are no less favorable than the base salary or wages, as applicable, annual bonus opportunities and employee benefits (excluding equity-based plans), in the aggregate, that are provided to such employee immediately prior to the date of the merger agreement, subject to certain exceptions.

Following the effective time of the merger agreement, with respect to each employee of Sipex who continues his or her employment with the surviving corporation or Exar after the effective time of the merger agreement, Exar shall treat all service with Sipex by such continuing employee at the effective time of the merger, to the extent credited under the terms of Sipex’s employee benefit plans prior to the effective time of the merger, as service with Exar for eligibility and vesting purposes under Exar’s employee benefits plans.

Effective no later than the day immediately preceding the effective time of the merger agreement, Sipex shall terminate any and all group severance, separation or salary continuation plans, programs or arrangements and any and all plans intended to include an arrangement under Section 401(k) of the Internal Revenue Code and shall take such other actions in furtherance of terminating such plans, programs or arrangements as Exar may reasonably require. Sipex shall advise each employee of Sipex who continues his or her employment with the surviving corporation or Exar after the effective time of the merger of his or her right to elect to receive a distribution of, or to directly rollover, their individual account balances from such 401(k) plans. To the extent permitted by law, account balances under such 401(k) plans may be transferred by continuing employees to a defined contribution retirement plan maintained by Exar in a direct rollover or rollover contribution, and Sipex shall take any steps necessary, including amending any such Sipex 401(k) plans and any related loan policies, to ensure that such rollover of participant accounts and loans balances is permitted under the terms of any such Sipex plans and loan policies.

Exar and Sipex have agreed to consult with each other in good faith to establish a retention program for certain employees of Exar and Sipex to be identified in connection with retaining the services of such employees after the effective time of the merger.

Access to Information

Subject to existing confidentiality obligations and applicable laws, each party to the merger agreement has agreed to permit each other party and its representatives to have full access during normal business hours to the properties, books, records and personnel of the other party during the period prior to the consummation of the merger to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel of such party, as the other party may reasonably request.

Fees and Expenses

Subject to the provisions relating to payment of termination fees, all fees and expenses incurred in connection with the merger, the merger agreement and the transactions contemplated by the merger agreement shall be paid by the party incurring such fees or expenses, whether or not the merger is consummated, except expenses incurred in the filing, printing and mailing of this joint proxy statement/prospectus and the filing fee required by the Hart-Scott-Rodino Antitrust Improvements Act will be shared equally by Exar and Sipex (other than the fees and expenses of each party’s attorneys and accountants which shall be paid by the party incurring such expenses).

Affiliates

Sipex has agreed to use all reasonable efforts to cause each person Sipex has identified as, and each additional person, if any, who may be at the effective time of the merger, an “affiliate” of Sipex for purposes of Rule 145 under the Securities Act to the extent not previously delivered to Exar, to execute and deliver to Exar no less than 30 days prior to the effective time of the merger, written undertakings of these affiliates which provide, among other things, their agreement not to sell, transfer or otherwise dispose of Sipex common stock in violation of SEC rules promulgated under the Securities Act and their acknowledgment of the resale restrictions imposed by Rule 145 of the Securities Act on shares of Exar common stock to be received by these affiliates in the merger.

Tax-Free Reorganization

Sipex and Exar have agreed to use their reasonable best efforts to cause the merger to qualify, and will use their reasonable best efforts not to, and not to permit or cause any of their respective subsidiaries to, take any action that could reasonably be expected prevent or impede the merger from qualifying, as a reorganization within the meaning of Section 368 of the Internal Revenue Code, and shall report the merger as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

Nasdaq Listing

Exar has agreed to use its commercially reasonable efforts to cause the shares of Exar common stock issuable in connection with the merger, and those required to be reserved for issuance pursuant to the Sipex stock options, convertible notes and warrants assumed by Exar in connection with the merger, upon official notice of issuance to be authorized for quotation on the Nasdaq Global Market.

Sipex Notes and Warrants

Sipex has agreed to use its commercially reasonable efforts to cause the conversion of any outstanding Sipex convertible notes and the exercise of any outstanding warrants to purchase Sipex common stock, in each case immediately prior to the effective time of the merger. Any Sipex warrant not exercised prior to the effective time of the merger will be assumed by Exar and continue to have and be subject to the same terms and conditions and will be exercisable for that number of whole shares of Exar common stock equal to the product of the number of shares of Sipex common stock that were issuable upon exercise of such warrant immediately prior to the effective time of the merger multiplied by the exchange ratio, rounded down to the nearest whole number of shares of Exar common stock, and the per share exercise price for the shares of Exar common stock issuable upon exercise of such assumed Sipex warrant will be equal to the quotient determined by dividing the exercise price per share of Sipex common stock at which such Sipex warrant was exercisable immediately prior to the effective time of the merger by the exchange ratio, rounded up to the nearest whole cent. Each assumed Sipex warrant shall be vested immediately following the effective time of the merger as to the same percentage of the total number of shares subject thereto as it was vested immediately prior to the effective time of the merger.

Sipex has also agreed to use its commercially reasonable efforts to effect an amendment to the indenture under which the Sipex convertible notes have been issued to eliminate or waive any requirement that the notes be continuously registered for 60 days in order for Sipex to force their automatic conversion.

Conditions to the Consummation of the Merger

The respective obligations of each party to the merger agreement to consummate the merger are subject to satisfaction of the following conditions:

•	the approval of the stockholders of Exar of the issuance of shares of Exar common stock pursuant to the merger agreement;

•	the approval of the stockholders of Sipex of the merger, and adoption of the merger agreement;

•	the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act;

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no statute, rule, regulation, executive order, decree, injunction or other order shall have been enacted, issued, promulgated or entered by any governmental authority which has the effect of making the merger illegal or otherwise prohibiting consummation of the merger;

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there shall not be any pending or overtly threatened suits, action or proceeding asserted by any governmental authority (i) challenging or seeking to restrain or prohibit the consummation of the merger or any of the other transactions contemplated by the merger agreement or (ii) seeking to require Exar or Sipex to hold separate (including by trust or otherwise) or divest any of their respective businesses or assets, or enter into any consent decree or other agreement that would restrict either Exar or Sipex in the conduct of its business as heretofore conducted;

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the registration statement of which this joint proxy statement/prospectus is a part shall have been declared effective by the SEC, no stop order suspending the effectiveness of the registration statement shall be in effect and no proceeding for that purpose shall have been initiated or threatened by the SEC; and

•	the shares of Exar common stock to be issued in the Merger shall have been authorized for quotation on the Nasdaq Global Market upon official notice of issuance.

The obligations of Exar and Side Acquisition Corp. to consummate the merger are subject to the fulfillment of the following additional conditions unless waived by Exar:

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the representations and warranties of Sipex shall be true and correct in all respects on and as of the date of the merger agreement and as of the closing date of the merger, except where the failure to be true and correct would not, individually or in the aggregate, have a material adverse effect on Sipex, and Sipex shall provide a certificate of its Chief Executive Officer and Chief Financial Officer to that effect;

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Sipex shall have performed in all material respects agreements and covenants required by the merger agreement to be performed or complied on or prior to the effective time of the merger agreement, and Sipex shall provide a certificate of its Chief Executive Officer and Chief Financial Officer to that effect;

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Exar shall have received an opinion from its counsel, O’Melveny & Myers LLP, to the effect that for federal income tax purposes, the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code; and

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Rodfre shall have delivered to Exar and Sipex (and shall have taken no action to seek to rescind or revoke) irrevocable notices of conversion with respect to all outstanding Sipex convertible notes held by Rodfre as of the date of the merger agreement, with such conversion to be effective as of immediately prior to the effective time of the merger.

The obligations of Sipex to consummate the merger are subject to the fulfillment of the following additional conditions unless waived by Sipex:

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the representations and warranties of Exar and Side Acquisition Corp. shall be true and correct in all respects on and as of the date of the merger agreement and as of the closing date of the merger, except where the failure to be true and correct would not, individually or in the aggregate, have a material adverse effect on Exar, and Sipex shall have received a certificate signed on behalf of Exar and Side Acquisition Corp. by the President and Chief Financial Officer of Exar to that effect;

•	each of Exar and Side Acquisition Corp. shall have performed in all material respects agreements and covenants required by the merger agreement to be performed or complied on or prior to the effective time of the merger agreement, and Sipex shall have received a certificate signed on behalf of Exar and Side Acquisition Corp. by the President and Chief Financial Officer of Exar to that effect; and

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Sipex shall have received an opinion from its counsel, Latham & Watkins LLP, to the effect that for federal income tax purposes the merger will constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

A material adverse effect is defined in the merger agreement as any change, event, circumstance or effect that is or would be reasonably expected to be materially adverse to the business, financial condition or results of operations of a party and its subsidiaries taken as a whole. However, a material adverse effect does not include any of the following, nor shall any of the following be taken into account in determining whether there has been or will be, a material adverse effect:

•	a decrease in a party’s stock price or the failure to meet or exceed Wall Street research analysts’ earnings or other estimates or projections in and of itself;

•	any change, event, circumstance or effect that directly and primarily results from the public announcement or pendency of the transactions contemplated by the merger and the merger agreement;

•	changes in any applicable laws or regulations or applicable generally accepted accounting principles or the interpretations thereof; or

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any change, event, circumstance or effect that that results from (x) changes affecting the product markets in which a party operates, (y) changes affecting U.S. or global economic conditions or financial markets generally or (z) changes resulting generally from any act of war or terrorism, in each case which changes do not disproportionately affect a party in any material respect relative to other similarly situated entities operating in a comparable product market or markets.

Termination of the Merger Agreement

The merger agreement provides that at any time prior to the effective time of the merger, whether before or after stockholder approval, the merger agreement may be terminated:

•	by mutual written consent of Exar and Sipex;

•	by either Exar or Sipex if:

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the merger has not been consummated by October 8, 2007, provided, that this right to terminate shall not be available to a party whose failure to perform any material covenant or obligation under the merger agreement has been the cause of or resulted in the failure of the merger to occur on or before October 8, 2007;

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an order, decree or ruling or any other action issued or taken by any governmental authority permanently restraining, enjoining or otherwise prohibiting the merger shall have become final or nonappealable; or

•	at the Exar or Sipex meeting of stockholders or at any adjournment thereof, the required stockholder approvals of Exar or Sipex shall not have been obtained;

•	by Exar if:

•

there shall have been a breach by Sipex of any of its representations, warranties, covenants or agreements contained in the merger agreement, or if any representation or warranty of Sipex shall have become untrue, which would result in one or more of the conditions to Exar’s obligations to not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, and the breach or inaccuracy, if it is curable, shall not have been cured within the earlier of thirty (30) or such number of fewer days before October 8, 2007 after notice thereof shall have been delivered by Exar to Sipex;

•

(a) Sipex’s board of directors or any committee thereof shall have withdrawn, amended or modified, in a manner adverse to Exar, its recommendation of the transactions contemplated by the merger agreement, or approved, endorsed or recommended any offer or proposal for a Sipex competing transaction; (b) Sipex shall have failed to include in this joint proxy statement/prospectus the recommendation of Sipex’s board of directors in favor of the approval of the merger agreement and the merger; (c) shall have entered into any letter of intent, agreement in principle or similar document or any contract accepting any offer or proposal for a Sipex competing transaction; (d) Sipex (directly or indirectly through any of its representatives) shall have willfully and materially breached its obligations under the non-solicitation covenant in the merger agreement; or (e) a tender or exchange offer relating to securities of Sipex shall have been commenced by a person unaffiliated with Exar and Sipex shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that Sipex recommends rejection of such tender or exchange offer; or

•

Exar’s board of directors determines in its good faith judgment by a majority vote after consultation with its financial advisors and outside legal counsel, that an offer or proposal for an Exar competing transaction constitutes a superior proposal or could reasonably be expected to lead to a superior proposal that is more favorable to Exar’s stockholders than the transactions contemplated by the merger agreement;

•	by Sipex if:

•

there shall have been a breach by Exar of any of its representations, warranties, covenants or agreements contained in the merger agreement, or if any representation or warranty of Exar shall have become untrue, which would result in one or more of the conditions to Sipex’s obligations to not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, and the breach or inaccuracy, if it is curable, shall not have been cured within the earlier of thirty (30) or such number of fewer days before October 8, 2007 after notice thereof shall have been delivered by Sipex to Exar;

•

(i) Exar’s board of directors or any committee thereof shall have withdrawn, amended or modified, in a manner adverse to Sipex, its recommendation of the transactions contemplated by the merger agreement, or approved, endorsed or recommended any offer or proposal for an Exar competing transaction; (ii) Exar shall have failed to include in this joint proxy statement/prospectus the recommendation of Exar’s board of directors in favor of the approval of the merger agreement and the merger; (iii) shall have entered into any letter of intent, agreement in principle or similar document or any contract accepting any offer or proposal for an Exar competing transaction; (iv) Exar (directly or indirectly through any of its representatives) shall have willfully and materially breached its obligations under the non-solicitation covenant in the merger agreement; or (v) a tender or exchange offer relating to securities of Exar shall have been commenced by a person unaffiliated with Sipex and Exar shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that Exar recommends rejection of such tender or exchange offer; or

•

Sipex’s board of directors determines in its good faith judgment by a majority vote after consultation with its financial advisors and outside legal counsel, that an offer or proposal for a Sipex competing transaction constitutes a superior proposal or could reasonably be expected to lead to a superior proposal that is more favorable to Sipex’s stockholders than the transactions contemplated by the merger agreement.

Termination Fee

Termination Fee to be Paid by Exar

Exar has agreed to pay Sipex a termination fee of $6,500,000 if:

•	Sipex terminates the merger agreement in the event that any of the following occurs:

•

Exar’s board of directors or any committee thereof shall have withdrawn, amended or modified, in a manner adverse to Sipex, its recommendation of the transactions contemplated by the merger agreement, or approved, endorsed or recommended any offer or proposal for an Exar competing transaction;

•	Exar shall have failed to include in this joint proxy statement/prospectus the recommendation of Exar’s board of directors in favor of the approval of the merger agreement and the merger;

•	Exar shall have entered into any letter of intent, agreement in principle or similar document or any contract accepting any offer or proposal for a Exar competing transaction;

•	Exar (directly or indirectly through any of its representatives) shall have willfully and materially breached its obligations under the non-solicitation covenant in the merger agreement; or

•

a tender or exchange offer relating to securities of Exar shall have been commenced by a person unaffiliated with Sipex and Exar shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that Exar recommends rejection of such tender or exchange offer;

•

Exar terminates the merger agreement in the event Exar’s board of directors determines in its good faith judgment by a majority vote after consultation with its financial advisors and outside legal counsel, that the offer or proposal for an Exar competing transaction constitutes a superior proposal or could reasonably be expected to lead to a superior proposal that is more favorable to Exar’s stockholders than the transactions contemplated by the merger agreement;

•

Exar terminates the merger agreement in the event (a) the merger has not been consummated by October 8, 2007 or (b) at the Exar or Sipex meeting of stockholders or at any adjournment thereof, the required stockholder approvals of Exar or Sipex shall not have been obtained, and either of the following has occurred:

•

following the date of the merger agreement and prior to the termination of the merger agreement, a third party has publicly announced and not withdrawn an offer or proposal for an Exar competing transaction and within twelve (12) months following the termination of the merger agreement an Exar competing transaction is consummated; or

•

if following the date of the merger agreement and prior to the termination of the merger agreement, a third party has publicly announced and not withdrawn an offer or proposal for an Exar competing transaction and within twelve (12) months following the termination of the merger agreement Exar enters into a definitive agreement providing for an Exar competing transaction, and such Exar competing transaction is subsequently consummated.

Termination Fee to be Paid by Sipex

Sipex has agreed to pay Exar a termination fee of $6,500,000 if:

•	Exar terminates the merger agreement in the event that any of the following occurs:

•

Sipex’s board of directors or any committee thereof shall have withdrawn, amended or modified, in a manner adverse to Exar, its recommendation of the transactions contemplated by the merger agreement, or approved, endorsed or recommended any offer or proposal for a Sipex competing transaction;

•	Sipex shall have failed to include in this joint proxy statement/prospectus the recommendation of Sipex’s board of directors in favor of the approval of the merger agreement and the merger;

•	Sipex shall have entered into any letter of intent, agreement in principle or similar document or any contract accepting any offer or proposal for a Sipex competing transaction;

•	Sipex (directly or indirectly through any of its representatives) shall have willfully and materially breached its obligations under the non-solicitation covenant in the merger agreement;

•

a tender or exchange offer relating to securities of Sipex shall have been commenced by a person unaffiliated with Exar and Sipex shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that Sipex recommends rejection of such tender or exchange offer;

•

Sipex terminates the merger agreement in the event Sipex’s board of directors determines in its good faith judgment by a majority vote after consultation with its financial advisors and outside legal counsel, that the offer or proposal for a Sipex competing transaction constitutes a superior proposal or could reasonably be expected to lead to a superior proposal that is more favorable to Sipex’s stockholders than the transactions contemplated by the merger agreement;

•

Sipex terminates the merger agreement in the event (a) the merger has not been consummated by October 8, 2007 or (b) at the Exar or Sipex meeting of stockholders or at any adjournment thereof, the required stockholder approvals of Exar or Sipex shall not have been obtained, and either of the following has occurred:

•

following the date of the merger agreement and prior to the termination of the merger agreement, a third party has publicly announced and not withdrawn an offer or proposal for a Sipex competing transaction and within twelve (12) months following the termination of the merger agreement a Sipex competing transaction is consummated; or

•

if following the date of the merger agreement and prior to the termination of the merger agreement, a third party has publicly announced and not withdrawn an offer or proposal for a Sipex competing transaction and within twelve (12) months following the termination of the merger agreement Sipex enters into a definitive agreement providing for a Sipex competing transaction, and such Sipex competing transaction is subsequently consummated.

Amendment, Waiver and Extension of the Merger Agreement

The parties may amend the merger agreement at any time by execution of an instrument in writing signed on behalf of each of the parties.

At any time prior to the effective time of the merger, any party may, to the extent legally allowed:

•	extend the time for the performance of any of the obligations or other acts of the other party;

•	waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered pursuant to the merger agreement; and

•	waive compliance by the other party with any of the agreements or conditions in the merger agreement.

Any extension or waiver described above will be valid if set forth in writing and signed on behalf of the waiving party.

The Voting Agreements

Exar Voting Agreements

Concurrently with the execution of the merger agreement, certain stockholders of Exar entered into voting agreements with Sipex and have granted Sipex’s Chief Executive Officer an irrevocable proxy to vote any Exar securities which are beneficially owned by each of them in favor of the issuance of shares of Exar common stock in the merger, against approval of any proposal made in opposition to, or in competition with, consummation of the merger and the transactions contemplated by the merger agreement and against any Exar competing transaction, subject to certain limitations described below. The irrevocable proxy is valid for every annual, special, adjourned or postponed meeting of Exar stockholders and in every written consent in lieu of such meeting.

With respect to all securities of Exar held by such stockholders, the voting agreements prohibit (i) the sale, pledge, encumbrance, granting of an option with respect to, establishment of an open “put equivalent position” within the meaning of Rule 16a-h under the Exchange Act, transfer or other disposition of such security or any interest therein, (b) the entry into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, establishment of a “put equivalent position” with respect to, transfer of or other disposition of such security or any interest therein, (c) the entry into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of any Exar securities, whether any such swap or transaction is to be settled by delivery of Exar securities or other securities, in cash or otherwise, (d) the deposit or permitting the deposit of any Exar securities in a voting trust, the granting of any proxy in respect of any Exar securities or the entering into any voting agreement or similar arrangement, commitment or understanding in a manner inconsistent with the terms of the Exar voting agreements, subject to exceptions in the case of (a), (b), and (c) above for certain transfers in connection with estate and charitable planning purposes; sales of Exar securities pursuant to the terms of a trading plan adopted pursuant to Rule 10b5-1 under the Exchange Act; and certain transfers in connection with the exercise of Exar stock options.

The irrevocable proxy applies to the Exar securities, if any, that are owned by these Exar stockholders as of May 7, 2007 and all additional securities that the Exar stockholder acquires up until the effective time of the merger or the termination of the merger agreement. As of the date of this joint proxy statement/prospectus, the Exar stockholders that have entered into voting agreements with Sipex beneficially own shares of Exar common stock representing approximately 2.7% of the voting power of the outstanding Exar common stock. In the event that these Exar stockholders acquire any additional Exar securities, these securities will automatically be subject to the terms of the Exar voting agreements.

Each stockholder executing the Exar voting agreement has made representations and warranties to Sipex, subject to certain qualifications, as to its ownership and unencumbered title to Exar securities, power and authority to execute the voting agreement and irrevocable proxy, due execution and enforceability of the voting agreement and the absence of conflicts with other agreements, arrangements, judgments, orders or applicable laws.

The Exar voting agreements will terminate at the earlier of the effective time of the merger or the termination of the merger agreement in accordance with its terms.

Sipex Voting Agreements

Concurrently with the execution of the merger agreement, certain stockholders of Sipex entered into voting agreements with Exar and have granted certain nominees of Exar an irrevocable proxy to vote any Sipex securities which are beneficially owned by each of them in favor of the adoption of the merger agreement, against approval of any proposal made in opposition to, or in competition with, consummation of the merger and the transactions contemplated by the merger agreement and against any Sipex competing transaction, subject to certain limitations described below. The irrevocable proxy is valid for every annual, special, adjourned or postponed meeting of Sipex stockholders and in every written consent in lieu of such meeting.

With respect to all securities of Sipex held by such stockholders, the voting agreements prohibit (i) the sale, pledge, encumbrance, granting of an option with respect to, establishment of an open “put equivalent position” within the meaning of Rule 16a-h under the Exchange Act transfer or other disposition of such security or any interest therein, (b) the entry into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to, establishment of a “put equivalent position” with respect to, transfer of or other disposition of such security or any interest therein, (c) the entry into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of any Sipex securities, whether any such swap or transaction is to be settled by delivery of Sipex securities or other securities, in cash or otherwise, (d) the deposit or permitting the deposit of any Sipex securities in a voting trust, the granting of any proxy in respect of any Sipex securities or the entering into any voting agreement or similar arrangement, commitment or understanding in a manner inconsistent with the terms of the Sipex voting agreements, subject to exceptions in the case of (a), (b), and (c) above, for certain transfers in connection with estate and charitable planning purposes, sales of Sipex securities pursuant to the terms of a trading plan adopted pursuant to Rule 10b5-1 under the Exchange Act and certain transfers in connection with the exercise of Sipex stock options.

The irrevocable proxy applies to the Sipex securities, if any, that are owned by these Sipex stockholders as of May 7, 2007 and all additional securities that the Sipex stockholder acquires up until the effective time of the merger or the termination of the merger agreement. As of the date of this joint proxy statement/prospectus, the Sipex stockholders that have entered into voting agreements with Exar beneficially own shares of Sipex common stock representing approximately 54% of the voting power of the outstanding Sipex common stock. In the event that these Sipex stockholders acquire any additional Sipex securities, these securities will automatically be subject to the terms of the Sipex voting agreements.

Each stockholder executing the Sipex voting agreement has made representations and warranties to Exar, subject to certain qualifications, as to its ownership and unencumbered title to Sipex securities, power and authority to execute the voting agreement and irrevocable proxy, due execution and enforceability of the voting agreement and the absence of conflicts with other agreements, arrangements, judgments, orders or applicable laws.

The Sipex voting agreements will terminate at the earlier of the effective time of the merger or the termination of the merger agreement in accordance with its terms.

The Affiliate Agreements

Each of the affiliates of Sipex has executed and delivered to Exar an affiliate agreement pursuant to which each affiliate has agreed not to sell, transfer or otherwise dispose of Exar common stock in violation of the Securities Act or the rules and regulations of the SEC. Sipex has also agreed to deliver an affiliate agreement executed by any additional person who, between the date of the merger agreement and the completion of the merger, shall become an affiliate of Sipex.

These Sipex affiliates have been advised that they may not sell, transfer or otherwise dispose of shares of Exar common stock received by them in connection with the merger unless such sale, transfer or other disposition has been registered under the Securities Act, is made in accordance with Rule 145 promulgated by the SEC under the Securities Act, or is otherwise exempt from registration under the Securities Act, in the opinion of legal counsel reasonably acceptable to Exar or based on a “no action” letter obtained from the SEC staff.

In accordance with the affiliate agreements, Exar will be entitled to place appropriate restrictive legends on these Sipex stockholders’ certificates evidencing any Exar common stock to be received by them in connection with the merger. Execution of an affiliate agreement does not constitute an admission by the Sipex stockholder to being an affiliate of Sipex.

The Lock-Up and Standstill Agreement

Concurrently with execution of the Merger Agreement, Rodfre entered into a lock-up and standstill agreement. The lock-up and standstill agreement provides that, subject to exceptions for transfers of Exar securities to wholly-owned subsidiaries of Rodfre, to a parent corporation owning 100% of Rodfre, or to an entity that is wholly-owned by the same entity that wholly-owns Rodfre, the exchange of Exar securities for consideration in connection with a merger, consolidation, tender offer, exchange offer or similar business combination transaction involving Exar and approved by its board of directors in which Exar securities are converted into the right to receive consideration, and dispositions of Exar securities below certain set amounts, during the period commencing on the closing date of the merger and ending on the date that is the twelve-month anniversary of the effective time of the merger, Rodfre will not: (a) directly or indirectly, sell, offer, contract or grant any option to sell, pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act or otherwise dispose of Exar securities received in the merger or acquired before or after the effective time of the merger, and owned either of record or beneficially by Rodfre, (b) publicly announce an intention to do any of the foregoing, or (c) enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of any Exar securities owned either of record or beneficially by Rodfre, whether any such swap or transaction is to be settled by delivery of Exar securities or other securities, in cash or otherwise.

The lock-up and standstill agreement also provides that Rodfre and its representatives will not: (a) during the period commencing on the closing date of the merger and ending on the date that is the twelve-month anniversary of the effective time of the merger, acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of Exar or any of its subsidiaries, or of any successor to or person in control of Exar, or any assets (other than assets in the ordinary course of business) of Exar or any of its subsidiaries or divisions or of any such successor or controlling person; provided, however, that Rodfre may acquire voting securities of Exar, or any of its subsidiaries, or of any successor to or person in control of Exar so long as its aggregate beneficial ownership of Exar, such subsidiary or such person does not at any time during such lock-up period exceed 19% of the Exar voting securities (on a fully diluted basis); and (b) during the period commencing on the closing date of the merger and ending on the date that is the two (2)-year anniversary of the effective time of the merger, (i) other than the board designation right described below, nominate any person to Exar’s board of directors; (ii) call or attempt to call a special meeting of the stockholders of Exar; (iii) make, or in any way participate, directly or indirectly, in any solicitation of proxies to vote, or seek to advise or influence any person or entity with respect to the voting of any voting securities of Exar (including, without limitation, making any public statement in favor or support of any proposal not approved by Exar’s board of directors); (iv) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction (including a tender offer) involving Exar or any of its securities or assets; (v) form, join or in any way participate in a “group” as defined in Section 13(d)(3) of the Exchange Act in connection with any of the foregoing; or (vi) request Exar or any of its representatives, directly or indirectly, to amend or waive any provision set forth above.

The lock-up and standstill agreement also provides that, during the period commencing on the closing date of the merger and ending on the date that is the two (2)-year anniversary of the effective time of the merger: (a) in the event that a meeting of the stockholders of Exar is held (and at every adjournment or postponement thereof), Rodfre shall, or shall cause the holder of record on the applicable record date to, appear at such meeting or otherwise cause its shares of Exar common stock to be counted as present thereat for purposes of establishing a quorum; and (b) for so long as Rodfre owns at least 5% of the Exar voting securities (on a fully diluted basis), it shall be entitled to designate one (1) individual for nomination for election to Exar’s board of directors. Rodfre also agrees to convert all outstanding Sipex notes held by it for shares of Sipex common stock, with such conversion to be effective immediately prior to the effective time of the merger.

Exar has agreed to, at its expense, file promptly after the effective time of the merger a registration statement on Form S-3 under the Securities Act, covering the resale by Rodfre of the shares of Exar common stock received by it in exchange for shares of Sipex common stock in the merger (including shares of Exar common stock issuable in exchange for shares of Sipex common stock received upon conversion of Sipex convertible notes) and shall use its commercially reasonable efforts to cause such Form S-3 to become effective as soon as practicable after the effective time of the merger and to keep such Form S-3 effective until the fifteen (15) month anniversary of the effective time of the merger.

The lock-up and standstill agreement will terminate on the termination of the merger agreement in accordance with its terms.

INFORMATION ABOUT SIPEX

You should read the following discussion about Sipex in conjunction with Sipex’s consolidated financial statements and the notes to those consolidated financial statements, attached as Annex H to this joint proxy statement/prospectus.

Business of Sipex

Company Overview

Based in Milpitas, California, Sipex Corporation was incorporated in May 1965 under the laws of the State of Massachusetts. The state of incorporation was changed from Massachusetts to Delaware in October 2003. Sipex designs, manufactures and markets high performance, analog integrated circuits, or ICs, that primarily are used by original equipment manufacturers, or OEMs, operating in the computing, consumer electronics, communications and networking infrastructure markets. Some of the end product applications that contain Sipex ICs are cellular phones, base stations, computers, DVD players, and digital cameras. Sipex products are sold either directly or through an international network of manufacturers’ representatives and distributors. Sipex is a global company with operations in Asia, Europe and North America.

Recent Developments

In an effort to achieve significant cost savings, in the third quarter of 2005, Sipex decided to close down its Milpitas wafer fabrication facility and transfer its IC manufacturing processes from there to a wafer fabrication facility operated by Hangzhou Silan Integrated Circuit Co., Ltd., or Silan, in Hangzhou, China and a wafer fabrication facility operated by Episil Technologies, Inc., or Episil, in Taiwan. Definitive agreements regarding this transfer were entered into in February 2006, and the closure of the Milpitas fabrication facility was fully completed in early October 2006. In December 2006, Sipex announced a workforce reduction plan that was implemented in response to its transitioning to a fabless semiconductor company, de-emphasizing optical products, reducing dependency on commodity products and with the goal of improving its cost structure.

On January 30, 2007, Sipex’s stockholders at a special meeting of stockholders approved a 1-for-2 reverse split. Sipex completed the reverse stock split effective at 1:31 p.m. Pacific Standard Time on February 23, 2007.

On March 29, 2007, Sipex entered into a Securities Purchase Agreement with Rodfre, an affiliate of Future Electronics, or Future, Sipex’s largest distributor worldwide and an affiliate of its largest stockholder (Alonim Investment Inc.), to provide an unsecured promissory note facility of up to $10.0 million. This facility expires, and the borrowings and accrued interest under any notes issued under this facility are due and payable, on June 30, 2008, or upon certain other events such as a change of control (which will not apply to the merger with Exar). Borrowings under this promissory note facility bear interest of 9% per annum subject to an increased interest rate of up to 20% in case of default or after maturity. This promissory note facility is subordinate to Sipex’s Loan and Security Agreement with Silicon Valley Bank and to the Sipex convertible notes.

In April 2007, Sipex announced that it had received notification that its common stock was approved for listing on the Nasdaq Capital Market. Sipex common stock began trading under the symbol “SIPX” upon the opening of the market on April 11, 2007.

Semiconductor Industry Background

Integrated circuits, the essential building blocks of today’s electronic products, are classified as either digital or analog ICs. Digital ICs which include memory products, microprocessors and digital signal processors, or DSPs process binary signals composed of strings of “0s” and “1s.” Often they are constrained by market-based standards and depend on a company’s ability to design and manufacture very large-scale circuits, using expensive, state-of-the-art process technologies that minimize device size.

Analog ICs act as the bridge between the digital world and physical world. They transform signals derived from the physical environment, such as heat, pressure, sound and light, or monitor and condition analog signals derived from external electronic inputs. In contrast with digital ICs, analog ICs are most often designed and optimized for specialized applications in specialized markets. Their development and successful market adoption requires close customer contact and the deployment of small, tightly coordinated teams of experienced and highly skilled engineers who understand the complexities of the ICs and understand the interrelationships with their layout, process technology, packaging and end application.

Analog and digital IC manufacturers often share the characteristics of the semiconductor industry including cyclical market demands, capacity limitations, oversupply conditions, manufacturing variations, accelerated product life cycles, price erosion, global competition, capital equipment expenditures and rapid technological changes. Product life cycles in the analog IC market, with some exceptions, tend to be longer and customer pricing less volatile than digital ICs and customers tend to avoid major changes in the analog components of their products because of the design complexities involved and the performance requirements in typical analog IC applications. In addition, the capital expenditures for analog IC manufacturers are typically lower because analog ICs usually consume less silicon area and their fabrication processes are focused on device matching and careful layout and do not require frequent and expensive equipment upgrades or replacements to remain competitive.

Sipex’s Business Strategy

Sipex supplies its customers in target markets with an array of standard product choices as well as custom products, which compete on the basis of features, performance, size, and pricing. Sipex maintains close working relationships with strategic customers. Through its close relationships, Sipex can understand the problems that its customers are facing and will be facing which enables it to define and create its future products and technology roadmaps, and shorten its customers’ product development cycles. In addition, Sipex has been restructuring its operations since 2002 and will continue to do so in 2007 to reduce costs, improve productivity, and improve quality.

Sipex Markets, Applications and Products

Sipex sells products into a variety of applications and markets including networking and communications, computer and peripherals, industrial controls and instrumentation, and consumer products. The customer end-products in these markets are driven by basically the same requirements: higher operating efficiency, higher accuracy, more power output at lower voltages, faster data transfer and higher bandwidth. These requirements provide opportunities for Sipex to develop its products with features designed for applications, ranging from power modules in routers to pick-up heads in CD/DVD systems.

Sipex currently supports its customers with over 2,500 products in three categories: power management, interface and optical storage. These products, whether custom or proprietary, are designed for specific end applications that require unique feature sets, specific electrical performance criteria (speed, precision, power, etc.), and additional system-level integration. Sipex focuses on developing these products as standard analog ICs in order to serve larger markets and reduce the risk of dependency on single customer requirements. Sipex’s interface product category represents more than one half of its total sales followed by power management and optical storage, which is its smallest product line.

Power Management Products—These ICs regulate, control, monitor or provide the reference voltage for a system or portion of a system. Direct current/direct current or DC/DC regulators and pulse-width modulation/pulse-frequency modulation controllers convert voltage up or down within a system and provide a controlled level of power to the system, independent of normal operating load, line and temperature fluctuations. Supervisory ICs monitor power levels and notify controller ICs of out-of-range power conditions. Voltage references establish benchmark voltages within a system and provide constant outputs independent of temperature and other operating variations. Within this product category, Sipex develops white light-emitting diode or LED drivers needed in virtually every consumer portable device and in liquid crystal display, or LCD, monitors. This product family is replacing the electroluminescent lamp or EL driver family, which developed high voltage alternating current or AC signals from low voltage battery sources that provide backlighting for LCDs.

The power management product portfolio continued to expand in 2006 with proprietary ICs including white LED drivers, DC/DC regulators and controllers. These new products deliver improved power efficiency, increased miniaturization and more power at lower output voltage levels in portable power and distributed power applications.

Interface Products—Interface products facilitate the transfer of digital signals between or within electronic systems and ensure reliable connectivity between networks, computers and the rapidly expanding mix of digital peripherals and consumer portable devices that connect to them. Sipex’s single protocol RS-232 and RS-485 transceivers comply with international standards in delivering multi-channel digital signals between two systems. Sipex’s proprietary multi-protocol transceivers enable network equipment to communicate with a large population of peripherals that use a diverse set of serial protocol standards without the added burden of multiple add-on boards and cables.

The focus on lower voltage and low power consumption to conserve energy has made Sipex’s low voltage, interface ICs popular in a variety of digital peripherals including data cables for personal digital assistants, or PDAs, cellular phones and digital cameras. Multi-protocol ICs continue to be used in networking and telecommunications equipment.

Optical Storage Products—Sipex’s optical storage product family shipped in volume starting in the second quarter of 2002. During the fourth quarter of 2006, Sipex decided to de-emphasize the optical storage products. This product family provides electronic solutions for pick-up heads used in optical storage systems, such as CD and DVD devices. Optical storage products are customized to each customer, tend to have shorter design cycles, time-to-volume and product lives than interface and power management products.

Optical storage products consist of photo-detector ICs, advanced power control ICs and laser diode drivers. The photo-detector ICs capture a portion of the light reflected from the optical storage medium, convert it to a set of electronic digital signals and forward them to the chipset for processing. The reflected light contains both data and tracking information. The advanced power control ICs capture a portion of the optical power coming from the laser and feed it back into a control system that regulates laser intensity. This control function is used to prevent damage to the laser diode and extend the life of the system. For both of these functions, Sipex has developed technology that permits the photo-detection functions to be incorporated with their signal conditioning circuitry. This functional integration enables faster read speeds and smaller footprints in DVD-R/W, DVD-RAM and CD-R/W systems.

Sipex has a family of laser diode drivers that control the laser diode in the pick-up head. Its devices are designed to drive two lasers at high speed. This will allow the customer to build a 780nm and 650nm system on one pick-up head for combo CD/DVD devices. Sipex introduced its first product in this product family during 2003.

Sales, Distribution and Marketing

Sipex sells its products to OEM customers primarily through its distributor network, as well as through a direct sales force and a network of independent sales representatives. The direct sales force consists of country managers, regional sales managers and field applications engineers who support Sipex’s sales representatives, distributors and customers with technical support services. Sipex’s sales staff and field application engineers also manage, train and support its network of distributors and representatives. The sales and field applications staff are located in Sipex’s Billerica, Massachusetts and Milpitas, California facilities and in field offices in China,

Germany, Japan, South Korea, Taiwan, France and the United Kingdom. See Note 16 to Sipex’s consolidated financial statements for fiscal year 2006 included in this joint proxy statement/prospectus as Annex H regarding “Segment Information” and “Major Customers”. International sales accounted for approximately 80% of net sales in each of fiscal years 2006, 2005 and 2004.

Most of Sipex’s sales are generated through the worldwide distributor network. Most of its “design win” activity is generated through its network of independent representatives and through its direct sales force. Design wins are decisions by customers to include Sipex products as a component of the designs for their own future products.

Sipex is subject to normal semiconductor market seasonality which is driven by two factors: (a) the consumer product markets that build during the late summer for holiday season; and (b) the general cyclical nature of the semiconductor industry. Sipex is also subject to the normal risks of conducting business internationally, including exchange rate fluctuations. To date, Sipex has not hedged the risks associated with fluctuations in exchange rates, but Sipex may undertake such transactions in the future.

The Sipex marketing team develops long-term product and technology roadmaps based on first-hand market knowledge, close customer relationships, industry experience, and a variety of public and private market data. Detailed technical information in the form of data sheets, application notes and tutorials are posted on Sipex’s website and a variety of technical and sales materials are published and distributed to customers, sales representative and distributors. Sipex engages in print advertising to raise market awareness of its products and services.

Future Electronics

Future, a related party, is Sipex’s exclusive distributor for North America and Europe. Future is also its largest distributor worldwide, and accounted for 43%, 44%, and 39% of total net sales for the years ended December 30, 2006, December 31, 2005, and January 1, 2005, respectively. Sipex has a distribution agreement that provides for Future to act as its sole distributor for certain products within North America and Europe. Sales to this distributor are made under an agreement that provides protection against market price reduction for its inventory of Sipex products. Sipex maintains a separate price list for products sold to Future, which is different from the prices charged to customers in direct sales transactions. On a quarterly basis, Future is permitted to return for credit up to 10% of its total purchases during the most recent three-month period (credit is reduced to 5% with a 2% scrap allowance applicable to all purchases from Sipex starting April 1, 2006). Sipex recognizes revenue on sales to Future under the distribution agreement when it sells the products through to the end customer, which is referred to as sell-through accounting.

On September 8, 2006, Sipex appointed two executive vice presidents working for Future to its board of directors. The board has determined that both directors are not independent within the meaning of Rule 4200(a) (15) of the Nasdaq Manual by virtue of their relationships with Future. Accordingly, the board does not appoint them to any standing committees of the board. In connection with their appointment as directors, both directors have agreed to excuse themselves from any board discussions that relate to transactions between Sipex and Future. From time to time, Future’s senior management meets with Sipex senior management to discuss strategic direction, sales and marketing considerations and other issues facing Sipex. In addition, Future’s sales and marketing personnel frequently meet with Sipex sales and marketing staff regarding sales prospects and other concerns related to the market for its products in a manner consistent with Future’s practices with its other distribution partners. Future has also provided information technology, accounting and other supporting services to Sipex.

Asian Distributors

In Asia, Sipex sells products through a number of distributors in addition to Future. All sales to these international locations are denominated in U.S. dollars. Sipex maintains separate price lists for products sold to distributors, which typically reflect discounts from the prices charged to customers in direct sales transactions, but do not provide price protection to these distributors on items that are included in their inventory. Effective in the first quarter of 2004, all distributors were permitted to return products up to 5% of their most recent three-month purchases from Sipex. Effective as of January 1, 2003, Sipex recognizes revenue on sales to these distributors when they sell the products through to their end customers. Prior to January 1, 2003, Sipex recognized revenue on sales to these Asian distributors using a ship-to accounting methodology for which Sipex recognized revenue upon shipment to the distributors less estimated reserves for returns.

Customers

The Sipex customer base is comprised of industrial distributors, OEMs, original design manufacturers, or ODMs, and electronic manufacturing services companies, or EMS. Industrial distributors provide logistical and supply chain services to their customers. (See Sipex’s disclosure regarding Future, its exclusive distributor for North America and Europe under “Sales, Distribution and Marketing” above). The OEMs and ODMs use Sipex products as components in their equipment and systems. In certain cases, Sipex sells its products to EMS companies who buy Sipex products and use them in the systems and subsystems they manufacture for OEMs and ODMs. Selected end users of Sipex products include Bird Communications, Dell Computer, Hewlett-Packard, Huawei, IBM, Motorola, Nortel Networks, Panasonic, Philips, Research In Motion, Samsung, Siemens AG, Toshiba and ZTE.

Backlog

Sipex’s product backlog was approximately $17.4 million at March 31, 2007. Sipex includes in backlog all orders scheduled for delivery within one year. However, Sipex’s business is characterized by short-term orders and shipment schedules. Sipex generally permits orders to be canceled or rescheduled without significant penalty to customers. As a result, the quantities of Sipex products to be delivered and their delivery schedules may be revised by customers to reflect changes in their needs. Since backlog can be canceled or rescheduled, Sipex’s backlog at any time is not necessarily indicative of future shipments and/or revenues. In addition, due to the high percentage of Sipex sales going through the distribution channel, Sipex’s backlog may be affected by inventory levels at its distributors.

Manufacturing

Sipex has historically maintained a wafer fabrication facility in Milpitas, California which has supplied most of its product needs, except for the optical storage products and certain power products requiring more advanced process technologies. This wafer fabrication facility commenced manufacturing operations in the second half of 1999, and was used to produce both four-inch and six-inch diameter wafers. Previously Sipex also used a four-inch wafer facility located in San Jose, California, but that lease was assumed by an unrelated third party in early 2003 as a part of a restructuring initiative. Likewise, at the end of December of 2002, Sipex ceased all test operations at its Billerica, Massachusetts facility and transferred those operations to its subcontractors in Asia.

In the third quarter of 2005, Sipex decided to transition to a “fabless” manufacturing structure and to outsource all of its wafer fabrication operations to third party suppliers and subcontractors. As such Sipex closed the Milpitas, California fabrication facility in early October 2006 and transferred most of its wafer production to Silan, in Hangzhou, China, and Episil, in HsinChu, Taiwan. Sipex believes this conversion will lower its manufacturing costs and enable it to pursue market opportunities where historically Sipex was unable to provide a cost effective solution to its customers. The conversion to a fully fabless manufacturing model along with the use of third-party foundries should enable Sipex to minimize fixed costs and capital expenditures while providing access to diverse manufacturing technologies without bearing the full risk of the obsolescence of such technologies.

Sipex tests ICs or “die” on the wafers produced internally and by its foundries for compliance with performance specifications before assembly. Sipex’s commercial products are assembled and tested by a variety of subcontractors in Asia which have been certified as ISO-9002, TL16949 compliant. Following testing, the packaged units are shipped directly from Sipex subcontractors to Sipex customers worldwide.

Product Quality Assurance and Reliability

Sipex is committed to customer satisfaction and continuous improvement in all aspects of its business. This is accomplished through a comprehensive quality and reliability system founded on documented procedures. Quality tools such as statistical process control; cross-functional teaming and advanced statistical analysis are used in qualification, production processes and quality improvement activities. Sipex maintains close relationships with its subcontractors and routinely qualifies suppliers to established standards. Sipex is ISO-9001-2000 certified and has continuously maintained its ISO certification since 1996. The Milpitas facility was ISO-14000 certified in 2005 and recertified to both ISO standards in 2006.

Patents, Licenses and Trademarks

Sipex seeks to protect its proprietary technology through patents and trade secret protection. Currently, Sipex holds a number of patents expiring between now and 2021 and has additional U.S. patent applications pending, although it cannot offer assurance that any patents will result from these applications. In 2006, Sipex substantially increased its spending on intellectual property protection and plans to significantly expand its intellectual property portfolio. In addition to seeking patent coverage for its products and manufacturing technology, Sipex believes that its success heavily depends on the technical expertise and innovative abilities of its personnel. Accordingly, Sipex also relies on trade secrets and confidential technological know-how in the conduct of its business. Sipex cannot offer assurance that its patents or applicable trade secret laws will provide adequate protection for its technology against competitors who may develop or patent similar technology or reverse engineer its products. In addition, the laws of certain territories in which its products are or may be developed, manufactured or sold, including Asia, Europe and Latin America, may not protect its products and intellectual property rights to the same extent as the laws of the United States of America. Pursuant to license agreements, Sipex pays a royalty to Maxim Integrated Products for certain interface product sales.

Research and Development

Sipex believes that continued introduction of new products in target markets is essential to growth. As performance demands and complexity of analog circuits have increased, the design and development process have become a multi-disciplinary effort, requiring diverse competencies to achieve customers’ desired performance. In addition to its staff of design engineers, Sipex has an infrastructure of product and test engineers who perform various support functions.

Sipex spent $17.3 million in 2006, $17.2 million in 2005 and $14.7 million in 2004 on research and development, representing 22.0%, 23.7% and 19.5% of net sales for these years, respectively. The decrease in 2006 as a percentage of net sales was primarily due to the increase in net sales. Sipex expects to focus more on the productivity of its research and development investment through better product definition, consistent strategy and improved tools. Overall expenditures in support of research and development activity are likely to decrease in absolute dollars in the near future in conjunction with the planned closure of the design center in Belgium which supported its optical products.

Sipex’s ability to compete depends in part upon continued introduction of technologically innovative products on a timely basis. Research and development efforts are directed primarily at designing and introducing new products and technologies. Sipex seeks to continually upgrade its internal technology while also working with foundries to develop new technologies for new generations of products. In addition, Sipex seeks to continually refine the practices and technology used to manufacture its products to improve product yields.

Competition

Sipex competes in multiple segments of the analog integrated circuit market. This market is intensely competitive and many major semiconductor companies presently compete or could compete with Sipex in the same applications or products. Sipex’s current primary competitors include AATI, Analog Devices, Intersil, Linear Technology, Maxim Integrated Products, Micrel Semiconductor, National Semiconductor, On Semiconductor, Pioneer, Semtech, Sharp, Sony and Texas Instruments among others. Sipex’s primary competitors have substantially greater financial, technical, manufacturing, marketing, distribution, other resources and broader product lines than Sipex does. In addition, there are foreign semiconductor makers that compete primarily on a price basis. Although foreign companies active in the semiconductor market have not traditionally focused on the high performance analog market, with the exception of the optical marketplace, many foreign companies have the financial and other resources to participate successfully in these markets and may become formidable competitors in the future.

Sipex believes that product innovation, quality, reliability, solution, performance and the ability to introduce products rapidly are important competitive factors in its target markets. Sipex competes primarily during the customer’s design-in stage of product development. Sipex further believes that cost competitiveness is paramount in every segment of the semiconductor industry.

Employees

At March 31, 2007, Sipex had 280 full-time employees including 79 in manufacturing, 74 in engineering, 81 in sales and marketing, and 46 in finance and administration.

Sipex believes that its future success will depend, in part, on its ability to attract and retain qualified technical and manufacturing personnel. This is particularly important in the areas of product design and development, where competition for skilled personnel is intense. None of its employees are subject to a collective bargaining agreement, and Sipex has never experienced a work stoppage.

Availability of Reports and Other Information

Sipex’s annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to reports filed pursuant to Sections 13(a) and 15(d) of the Exchange Act, are also available on Sipex’s website at www.sipex.com/investor when such reports are available on the website of the SEC. The public may read and copy any materials filed by Sipex with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

You can request a copy of these documents, at no cost, by contacting Sipex Investor Relations by e-mail at investorrelations@sipex.com, by telephone at 1-408-934-7586 or by mail at 233 South Hillview Drive, Milpitas, California 95035. The contents of the Sipex and SEC websites are not incorporated into this filing. Further, references to the Uniform Resource Locators (URLs) for these websites are intended to be inactive textual references only.

Properties

Sipex’s corporate office is located in Milpitas, California. Information regarding its principal plants and properties as of March 31, 2007 appears below:

Location	Description	Approximate Facility Size (Square Feet)	Owned or Leased	Lease Expiration Date
Milpitas, CA	Manufacturing/Design Center/General Office	95,700	Leased	3/20/2011
Billerica, MA	Design Center/General Office	64,260	Leased	1/30/2008
Zaventem, Belgium	Design Center/General Office	6,660	Leased	2/28/2012
Ipoh, Perak, Malaysia	Warehouse	3,430	Leased	6-month notice
Pointe-Claire, Ontario, Canada	General Office	3,200	Leased	1/31/2008
Munich, Germany	General Office	2,740	Leased	3/31/2010
Taipei, Taiwan	General Office	2,600	Leased	3/31/2008
Tokyo, Japan	General Office	2,500	Leased	1/31/2009
Shanghai, China	General Office	1,670	Leased	11/19/2007
Shenzhen, China	General Office	1,310	Leased	4/25/2007
Beijing, China	General Office	1,180	Leased	9/10/2008
Seoul, South Korea	General Office	1,130	Leased	5/29/2008
Toronto, Ontario, Canada	Design Center	1,000	Leased	4/30/2010

Sipex believes that its existing facilities adequately serve its current needs. Sipex has sublet a portion of the facility located in Billerica, Massachusetts.

Legal Proceedings

Sipex is subject to legal proceedings, claims, and litigation arising in the ordinary course of business including those described below. Sipex defends itself vigorously against any such claims. The outcome of certain of these matters below is currently not determinable, and an unfavorable outcome could have a material adverse effect on Sipex’s consolidated financial position, results of operations, or cash flows.

DiPietro v. Sipex

In April 2003, Plaintiff Frank DiPietro (former chief financial officer of Sipex) brought an action against Sipex for his severance benefits. Sipex counterclaimed for approximately $150,000 which was owed under a promissory note signed by Mr. DiPietro. In August 2004, Sipex filed two motions for summary judgment (one for Mr. DiPietro’s claims against it and one for its counterclaim against Mr. DiPietro under the promissory note). In June 2005, the Middlesex Superior Court granted both of Sipex’s motions for summary judgment. As a result, Mr. DiPietro was ordered to pay Sipex $149,486 plus costs and interest which has now appreciated to approximately $227,000 as of March 31, 2007. Interest is added to this amount at twelve (12%) percent per year. Mr. DiPietro filed a notice of appeal on July 19, 2005. In addition, the court has required Mr. DiPietro to post a bond in the amount of $150,000. On December 12, 2006, Sipex appeared before the Appeals Court, for oral arguments. On May 14th 2007, the Appeals Court reversed and remanded the lower court’s decision. Sipex has filed a petition for a rehearing with the Appeals Court.

Sipex v. Lestina

On or about October 26, 2006, Sipex initiated an arbitration proceeding before the American Arbitration Association against one of its distributors, Lestina International. Sipex’s demand for arbitration alleges that Lestina breached the distributor agreement between Sipex and itself by, inter alia, failing to make timely payments on invoices resulting in a $281,667 unpaid balance, plus interest, owing to Sipex. The demand also seeks attorneys’ fees and costs of suit.

On or about January 15, 2007, Lestina filed an Answer denying the allegations of Sipex’s Demand and, at the same time, filed its Cross-Complaint for Damages against Sipex in the same arbitration proceeding. In the Cross-Complaint, Lestina asserts, inter alia, that Sipex breached the Distributor Agreement by failing to fulfill all outstanding orders placed by Lestina prior to that Agreement’s termination, and that Sipex committed other acts constituting interference with Lestina’s contractual relations and negligent misrepresentation. Lestina seeks damages in an amount according to proof at trial, attorneys’ fees and costs.

The arbitration is in its early stages, no discovery has taken place. The arbitration hearing has been set to commence on July 25, 2007. Sipex believes that its claims against Lestina have merit and that Sipex has meritorious defenses to the claims alleged by Lestina in the Cross-Complaint, and Sipex intends to defend against those claims vigorously.

Sipex Summary Selected Historical Consolidated Financial Data

The following table sets forth summary selected historical consolidated financial data with respect to Sipex as of the dates and for the periods indicated. The selected consolidated financial and operating data as of and for the fiscal years December 30, 2006, December 31, 2005, January 1, 2005, December 31, 2003 and December 31, 2002 have been derived from Sipex’s consolidated financial statements. The unaudited historical consolidated statement of operations data and balance sheet data presented below as of March 31, 2007 and for the three months ended March 31, 2007 and April 1, 2006 have been derived from Sipex’s unaudited historical condensed consolidated financial statements. You should not take historical results as necessarily indicative of the results that may be expected for any future period. The results for the three months ended March 31, 2007 are not necessarily indicative of results that may be expected for the entire fiscal year.

You should read this selected historical consolidated financial and operating data in conjunction with Sipex’s audited historical consolidated and unaudited historical condensed consolidated financial statements and related notes, attached as Annex H to this joint proxy statement/prospectus, and the section entitled “Sipex Management’s Discussion and Analysis of Financial Condition and Results of Operations of Sipex.”

	Three Months Ended		Fiscal Year
	March 31, 2007	April 1, 2006	2006	2005	2004	2003 (2)	2002 (1)
	(in thousands, except per share amounts)
Operating Results:
Net sales	$16,859	$17,854	$78,750	$72,674	$75,453	$36,535	$66,260
Gross profit (loss)	4,439	(195)	9,351	13,749	11,796	(9,068)	(8,488)
As a % of net sales	26.3%	(1.1)%	11.9%	18.9%	15.6%	(24.8)%	(12.8)%
Depreciation and amortization	518	7,499	9,410	10,952	6,559	7,587	7,675
Research and development expenses	3,686	5,496	17,332	17,248	14,710	13,252	12,944
Loss from operations	(5,571)	(13,675)	(38,866)	(38,515)	(23,066)	(38,495)	(47,455)
Loss before income taxes	(6,273)	(13,767)	(41,109)	(37,915)	(22,881)	(39,489)	(47,542)
Net loss	(6,290)	(13,799)	(41,234)	(38,107)	(22,748)	(39,807)	(79,276)
As a % of net sales	(37.3)%	(77.3)%	(52.4)%	(52.4)%	(30.1)%	(109.0)%	(119.6)%
Net loss per common share—basic and diluted	$(0.34)	$(0.78)	$(2.32)	$(2.14)	$(1.38)	$(2.82)	$(5.84)

Balance Sheet and Financial Data (as of end of period):
Cash and cash equivalents	$8,135		$13,041	$1,969	$15,523	$18,338	$6,489
Short-term investment securities	399		2,388	—	249	2,994	9,980
Restricted cash equivalents and securities	350		407	1,000	1,838	—	—
Total assets	53,301		59,549	50,442	88,066	101,296	98,786
Long-term obligations	39,311		39,474	621	1,294	21,929	10,455
Working capital (deficit)	6,961		11,977	(3,385)	14,346	24,468	27,775
Current ratio	1.26		1.4	0.9	1.5	2.0	3.0
Purchase of property, plant and equipment	891		3,799	878	1,921	2,024	4,108
Stockholders’ equity (deficit)	(12,403)		(8,125)	22,521	60,080	54,233	74,520

(1)	The 2002 decrease in total assets was mainly due to the establishment of a 100% valuation allowance of $31.9 million for deferred tax assets, the disposition of machinery and equipment with a net book value of $6.7 million and a $3.0 million write-off of goodwill.
(2)	The decrease in net sales and increase in gross loss in 2003 were primarily due to non-cash charges as a reduction to sales of $14.1 million in 2003 reflecting the fair value of conversion rights related to the 2003 convertible note issued to Future, a related party, and $12.6 million initial impact for the revenue values of its products in the distribution channel upon conversion to sell-through accounting.

Selected Quarterly Financial Data of Sipex:

Following are summaries of quarterly consolidated operating results and per share data for the quarter ended March 31, 2007 and for fiscal quarters during the years ended December 30, 2006 and December 31, 2005. Net loss per share is based on the weighted average common and common equivalent shares outstanding during the quarter. Therefore, the total of net loss per share for the four quarters, when added from the following table, may differ from the net loss per share for the respective total years otherwise reported.

Quarter Ended March 31, 2007
(in thousands, except per share amounts)
Fiscal 2007
Net Sales	$16,859
Gross profit	4,439
Net loss	(6,290)
Net loss per common share—basic and diluted	(0.34)

	2006 Quarters Ended
	December 30, 2006		September 30, 2006	July 1, 2006		April 1, 2006
	(in thousands, except per share amounts)
Fiscal 2006
Net Sales	$18,859		$21,024	$21,013		$17,854
Gross profit (loss)	(516)		6,196	3,866		(195	)(2)
Net loss	(14,278)		(6,299)	(6,858)		(13,799	)(2)
Net loss per common share—basic and diluted	(0.80)		(0.35)	(0.39)		(0.78)

	2005 Quarters Ended
	December 31, 2005		October 1, 2005	July 2, 2005		April 2, 2005
	(in thousands, except per share amounts)
Fiscal 2005
Net Sales	$17,242		$17,373	$18,332		$19,727
Gross profit	501	(2)	4,626	3,245		5,377
Net loss	(11,693	)(2)	(5,161)	(16,211	)(1)	(5,042)
Net loss per common share—basic and diluted	(0.66)		(0.29)	(0.91)		(0.28)

(1)	In the second quarter of 2005, the Company recognized a $9.4 million impairment charge for its long-lived assets, based upon changes in the planned use for its wafer fabrication assets.
(2)	In the fourth quarter of 2005, the Company reduced the remaining estimated depreciation life for its headquarters building and related improvements from 25 years to approximately four months based upon its decision to sell the facility, resulting in an increase in depreciation expense of $6.5 million (including $4.3 million included in cost of sales) and in the first quarter of 2006 of $6.7 million (with $4.5 million included in cost of sales).

Sipex Management’s Discussion and Analysis of Financial Condition and Results of Operations of Sipex

You should read the following discussion and analysis of Sipex’s financial condition and results of operations in conjunction with Sipex’s consolidated financial statements and the notes to those consolidated financial statements, attached as Annex H to this joint proxy statement/prospectus. Certain information contained in this discussion and analysis and presented elsewhere in this document includes forward-looking statements that involve risk and uncertainties. In evaluating these statements, you should note that if the merger agreement and the merger are approved, it is possible that certain matters discussed below which concern future periods will be affected in ways that may not be currently known to

Sipex. You should specifically consider the various risk factors set forth in the section entitled “Risk Factors” in this joint proxy statement/prospectus that could cause results to differ materially from those expressed in these forward-looking statements.

Business Overview

Sipex designs, manufactures and markets, high performance, analog ICs, that are used primarily by OEMs, operating in the computing, consumer, communications and networking infrastructure markets. Some of the end product applications that contain Sipex’s ICs are cellular phones, base stations, computers, DVD players, and digital cameras. Its products fall into three major product families: power management, interface and optical storage.

Sipex focuses on several key areas to drive operating and financial performance, including product mix, new product introductions, cost reductions, manufacturing yield improvements and productivity. All of these key areas are interrelated and important in achieving improved gross margin.

Product mix between Sipex’s three product families and the sale of new products within each of its product families can significantly impact overall gross margin. Power management product margins have a wide range depending on the mix of sales within this product family. The very high volume commodity products sold into the Asian market, such as power regulators, typically have lower product margins. By contrast, its advanced power management product offerings, such as white LED drivers, and its Power Bloxtm family, are newer products, and contribute typically higher product margins. Many Interface products are commodity products as well, but overall the product family typically has more moderate margins, because of its higher margin multi-protocol interface products and its newer low-voltage interface products. Optical storage product margins are typically within range of its average product margin. The products in this family are typically proprietary, but alternative suppliers have introduced competitive solutions.

Capacity utilization of Sipex’s wafer fabrication facility in Milpitas, California was historically an important factor in driving gross margin improvement. In the past, a large portion of Sipex’s fabrication cost structure was fixed, such as depreciation and payroll expense for process engineering and manufacturing support, and this structure provided for lower per unit costs as the volume of completed wafers increased. In the third quarter of 2005, Sipex decided to outsource all of its wafer fabrication operations and in October 2006, Sipex completed the shut-down of its Milpitas, California wafer fabrication facility. Sipex believes that this transition to an outsourced or “fabless” manufacturing model will improve the overall margins of its interface and certain of its commodity market power management products which Sipex historically manufactured at the Milpitas facility. However, because of this transition away from a fixed cost structure in a captive wafer fab, Sipex may not recognize the same decrease in per unit manufacturing costs as production volumes increase.

Cost reductions and productivity improvements are required in order to remain competitive in Sipex’s marketplace. Cost reductions are achieved in several ways, such as re-designing the products to “shrink” the size of the “die” providing more individual products per wafer produced. This generates increased output without adding significant incremental cost. Other cost reductions and productivity improvements come through product assembly and test yield improvements and test time reductions.

New product introductions represent a key driver of opportunities to improve Sipex product margins. New products are typically proprietary in nature and therefore command a stronger market position and Sipex typically has higher product margins. In the first quarter of 2007, Sipex introduced 10 new products, 4 of which were proprietary in nature. In 2006, Sipex introduced 69 new products, 15 of which were proprietary in nature. Sipex continuously strives to improve its product mix toward higher margin products by eliminating older legacy products and by focusing on increasing sales of its newer products introduced in its three core product families. Net sales of Sipex’s three core product families were $78.7 million, $72.1 million, and $74.7 million in 2006, 2005 and 2004, respectively. Net sales attributed to legacy products were $0.1 million, $0.6 million, and $0.8 million in 2006, 2005 and 2004, respectively.

Sipex’s wafer fabrication operation in Milpitas produced approximately 45%, 84% and 81% of its wafer requirements in 2006, 2005 and 2004, respectively. Its wafer fabrication utilization in Milpitas was 58%, 56%, and 62% in 2006, 2005 and 2004, respectively. Wafer production declined by 20%, 12% and 10% in 2006, 2005 and 2004, respectively, as compared to each prior year.

Recent Developments

In conjunction with its previously announced internal investigation and restatement (as described in its annual reports on Forms 10-K for the year ended December 31, 2005), Sipex was not in compliance with Nasdaq’s Marketplace Rule 4310(c)(14) because Sipex did not timely file the annual report on Form 10-K for the year ended January 1, 2005 and quarterly report on Form 10-Q for the three months ended April 2, 2005. On June 21, 2005, a Nasdaq Listing Qualifications Panel, or the Panel, notified Sipex that the Panel had denied its request for continued inclusion on the Nasdaq National Market. Its common stock was delisted from the Nasdaq National Market effective with the beginning of trading on June 23, 2005.

On August 17, 2006, Sipex announced the completion of its restatement of its financial statements for the fiscal year 2003 and related fiscal quarters of 2003 as well as completing the restatement of the first three quarters of 2004. In addition, Sipex filed its 2004 Annual Report on Form 10-K and 2005 Annual Report on Form 10-K along with its 2005 Quarterly Reports on Forms 10-Q.

On September 8, 2006, Sipex announced the appointment of Pierre Guilbault, Dan Casey, both members of the senior management team of Future, an affiliate of its largest stockholder, and Alan Krock, chief financial officer of PMC Sierra, to Sipex’s board of directors.

On September 20, 2006, Sipex announced that it had received a notification from the Staff of the SEC that the investigation into matters related to its historical financial reports and revenue recognition practices had been terminated, and no enforcement had been recommended to the SEC with respect to Sipex.

On September 21, 2006, Sipex filed its Forms 10-Q Quarterly Reports with the SEC for the first and second quarters of 2006. Together with these reports, along with its Form 10-K/A and Form 10-K for 2005, its Form 10-K for 2004 and its Forms 10-Q for 2005, Sipex became current with its periodic SEC reporting requirements.

Based upon its plans initially announced in the third quarter of 2005, in early October of 2006, Sipex completed the shut down of its Milpitas wafer fabrication operations. The products that Sipex formerly manufactured at the Milpitas fab are now manufactured by its wafer fab partner Silan and a wafer fab operated by Episil. Sipex anticipates the financial impact of this transition will require multiple quarters to be realized in its operating results as Sipex sell through higher cost inventory manufactured at its Milpitas fab. The conversion to a fully fabless manufacturing model along with the use of third-party foundries should enable Sipex to minimize fixed costs and capital expenditures while providing access to diverse manufacturing technologies without bearing the full risk of the obsolescence of such technologies.

In December 2006, Sipex announced a workforce reduction plan that was implemented in response to its transitioning to a fabless semiconductor company, de-emphasizing optical products, reducing dependency on commodity products and with the goal of improving its cost structure. As a result, Sipex recorded total restructuring costs of $1.1 million related to employee severance compensation, including $0.1 million for vesting acceleration of stock options in lieu of a severance payment for a senior executive officer. Of the $1.1 million, $0.1 million was paid during December 2006. Sipex’s current business plans focus its product development and marketing programs toward a greater emphasis on its power management and interface products as Sipex believe these products align greater development synergies and provide greater opportunities for growth and profitability in contrast to other areas such as its optical products.

In February 2007, Sipex announced that it filed an amendment to its certificate of incorporation to affect a previously approved reverse stock split on a one for two (1:2) basis. The reverse stock split took effect on Friday, February 23, 2007. As a result of the reverse stock split, each two shares of Sipex’s currently issued and outstanding common stock as of the close of business on February 23, 2007 were automatically converted into and reconstituted as one share of new common stock. The number of shares of Sipex’s common stock issued and outstanding after this reverse split was therefore reduced from approximately 37,107,586 shares to approximately 18,553,793 shares post reverse stock split, as of the end of business on February 23, 2007. The number of shares of common stock issuable upon exercise of Sipex’s outstanding options and warrants, or upon conversion of the outstanding Sipex convertible notes was also reduced proportionately. No fractional shares were issued in connection with the reverse stock split. Any fractional shares that resulted from the reverse stock split of outstanding shares were exchanged for cash at a value of $4.613 per share, the average of the closing prices of Sipex common stock, for the ten trading days ended February 15, 2007. Sipex executed the reverse split to meet the Nasdaq Capital Market minimum $5 per share listing requirement.

In April 2007, Sipex announced that it had received notification that its common stock was approved for listing on the Nasdaq Capital Market. Sipex common stock began trading under the symbol “SIPX” upon the opening of the market on April 11, 2007.

Critical Accounting Policies and Estimates

The discussion and analysis of Sipex’s financial condition and results of operations are based on its consolidated financial statements and condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires Sipex management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, Sipex evaluate its estimates, including those significant estimates that are particularly susceptible to change, which include revenue recognition, inventory valuation, restructurings and impairments, and income taxes. Sipex bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. There can be no assurance that actual results will not differ from those estimates.

Sipex has identified the accounting policies below as the policies most critical to its business operations and the understanding of its results of operations. The impact and any associated risks related to these policies on its business operations is discussed throughout the section entitled “Sipex Management’s Discussion and Analysis of Financial Condition and Results of Operations of Sipex” where such policies affect Sipex’s reported and expected financial results.

Revenue Recognition. Sipex recognizes revenue in accordance with SEC Staff Accounting Bulletin (“SAB”) 104, “Revenue Recognition.” SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured.

Prior to January 1, 2004, Sipex entered into arrangements that were not within the original contractual distributor agreements in that Sipex allowed return rights and other concessions beyond the levels provided in the distributor agreements. As a result, Sipex management concluded it is unable to reasonably estimate sales returns for arrangements with its distributors; accordingly, effective January 1, 2003, sales and related cost of sales on shipments to distributors are deferred until the resale to the end customer.

Sales to Future are made under an agreement that provides protection against price reductions of Sipex’s products in Future’s inventory. In addition, Future has stock rotation rights. Pursuant to these stock rotation rights, Future is permitted on a quarterly basis to return for credit up to 5% of its total purchases during the most recent three-month period (reduced from 10%, effective April 1, 2006). In addition, effective April 1, 2006,

Future is permitted a quarterly scrap allowance credit against accounts receivable for up to 2% of the most recent three-month purchases when they provide evidence of destruction of inventory of Sipex products up to this quarterly amount. As the price of products sold to Future is not fixed or determinable until resold by Future to the end customer, Sipex is using sell-through revenue accounting and deferring recognition of such sales and related cost of goods sold until the product is sold by Future to its customers.

Under sell-through revenue accounting, accounts receivable are recognized and inventory is relieved upon shipment to the distributor as title to the inventory is transferred upon shipment; at which point Sipex has a legally enforceable right to collection under normal terms. The associated sales and cost of sales are deferred by recording “deferred income” (gross profit margin on these sales) as shown on the face of the consolidated balance sheet. When the related product is sold by its distributors to their end customers, Sipex recognizes previously deferred income as sales and cost of sales.

For non-distributor customers, Sipex recognizes revenue when title to the product is transferred to the customers, which occurs upon shipment or delivery, depending upon the terms of the customer order, provided that persuasive evidence of a sales arrangement exists, the price is fixed and determinable, title has transferred, collection of the resulting receivables is reasonably assured, there are no customer acceptance requirements, and there are no remaining significant obligations. Provisions for returns and allowances for non-distributor customers are provided for at the time product sales are recognized. An allowance for sales returns and allowances for customers is recorded based on historical experience or specific identification of an event necessitating an allowance.

From time to time, Sipex develops custom products for various customers under engineering service contracts culminating in delivery of known functional development samples. Sipex recognizes revenue under these agreements upon delivery of known functional development samples as delivery of such represents the culmination of utility of the contract to the customer and agreed to milestones. Sipex recognizes the costs as incurred associated with these contracts and present such costs as research and development expenses due to the uncertain nature of the development efforts until delivery of the known functional development samples. Certain of these engineering service contracts include payments in advance of delivery of known functional development samples. These payments are recorded in deferred income, other, until the time of delivery of the functional samples.

Valuation of Inventories. Sipex writes down the value of its inventories for estimated excess quantities, obsolescence, and/or marketability deficiencies. In addition, Sipex writes down inventory costs to the lower of cost or market which becomes the new cost basis. Excess and obsolete inventories are determined by comparing current inventory quantities to current backlog, anticipated future demand and shipment history. Sipex also evaluates the net realizable value of inventories to be acquired under purchase commitments with its wafer foundries. If such inventories are also considered to be excess when compared to future demand, Sipex records reserves and charges to cost of sales for these purchase commitments. Lower of cost or market adjustments are determined by reviewing shipments during the quarter as well as quarter beginning backlog and comparing standard cost to anticipated market pricing. In estimating anticipated market pricing, Sipex also considers current market conditions, industry performance, distributor inventory levels and sales to end-users and other relevant factors. If actual market conditions become less favorable than those anticipated by management, additional write-downs of inventories may be required in the future. Inventories, which had previously been written down to zero, with an original cost of $1.4 million, $1.0 million and $0.9 million, were sold in 2006, 2005 and 2004, respectively. The Company recorded inventory write-downs for excess and obsolete inventories of $5.0 million, $5.0 million and $8.6 million, during 2006, 2005 and 2004, respectively. In addition, during 2006, Sipex recorded $1.4 million of charges to cost of sales for purchase commitments for excess inventories.

Restructuring and Fixed Asset Impairment. The determination of the estimated restructuring accrual and impairment requires significant management judgment. To estimate the restructuring accrual, Sipex prepares a plan that includes the number of employees to be terminated and the related severance cost, the amount of impairment for certain fixed assets, the termination costs of certain leases and the related actions required to execute the plan. It is possible that future events such as voluntary employee terminations, sublease agreements or a shift in the timing of the execution of the plan could result in significant changes to the original estimate.

Sipex accounts for restructuring charges in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of commitment to an exit or disposal plan. The restructuring reserve represents the present value of future lease payments subsequent to abandonment less any estimated sublease income net of associated costs. However, due to the uncertainty of collectibility, its sublease income is recorded on a cash basis.

In December 2006, Sipex’s board of directors approved a plan to reduce the workforce by approximately 75 positions. This reduction was part of a strategic restructuring plan implemented in response to its transition to a fabless semiconductor company and in an effort to de-emphasize optical products, reduce dependency on its commodity products and with a goal to improve cost structure. As a result, Sipex recognized restructuring charges of approximately $1.1 million in the fourth quarter of 2006 related to this plan representing severance costs for the reduction in its workforce.

Sipex reviews long-lived assets and certain identifiable intangibles for impairment in accordance with the guidelines of SFAS No. 144 “Accounting for Impairment of Disposal of Long Lived Assets” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If impairment is indicated, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell. In estimating future net cash flows, management makes certain assumptions including future sales levels, gross profit margins and expense levels and proceeds from disposition. The future net cash flows can vary from original management estimates due to unforeseen circumstances that may result in additional impairment charges required to be recognized in the income statement.

In the second quarter of 2005, Sipex tested its wafer fabrication asset grouping, for which cash flows from the wafer fabrication operations provide the lowest level of cash flows that are largely independent of the cash flows of its other assets and liabilities, for recoverability in accordance with SFAS No. 144 given that Sipex believed that there was a significant decline in the market price of the asset grouping. An impairment loss of $9.4 million was recognized, representing the difference between the carrying value and the fair value of the wafer fabrication asset grouping.

In August 2005, Sipex’s board of directors approved terminating the wafer fabrication operations and the sale of the related assets. Also in August 2005, Sipex identified a potential buyer, Silan, who would purchase, take title to and be trained to use a substantial portion of its wafer fabrication asset grouping by the end of the third quarter of 2006. Accordingly, Sipex continued to use the wafer fabrication assets until September 2006 and recorded depreciation expense based on the estimated remaining useful life at the time of impairment.

In September 2005, Sipex tested its Milpitas corporate headquarters facility given that Sipex believed that there was a significant decline in the market price of the facility and determined that the carrying amount might not be recoverable. Its headquarters facility housed the wafer fabrication operations as well as the sales and marketing department, the research and development department and the corporate administration functions. Its Milpitas corporate headquarters facility does not have identifiable cash flows that are largely independent of its cash flows of other assets and liabilities. Accordingly, its Milpitas corporate headquarters facility, which includes all assets located at the Milpitas facility except for the wafer fabrication asset grouping, is included in the asset grouping which includes all of its assets and liabilities. No impairment loss was recognized given the carrying value of all of its assets and liabilities was less than the fair value, determined based on the quoted market value of Sipex.

Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

In assessing the net realizable value of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become taxable. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets were deductible, management assessed that it is more likely than not that the deferred tax assets at December 30, 2006 will not be realized in the future. Therefore, Sipex maintained a full valuation allowance against its deferred tax assets.

Sipex adopted the provisions of Financial Standards Accounting Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” (“FIN 48”) an interpretation of FASB Statement No. 109 (“SFAS 109”) on December 31, 2006. As a result of the implementation of FIN 48, Sipex recognized no material adjustment in the liability for unrecognized income tax benefits. At the adoption date of December 31, 2006, Sipex had approximately $2.4 million of unrecognized tax benefits, all of which would affect its effective tax rate if recognized before consideration of changes in valuation allowance. At March 31, 2007, Sipex had $2.5 million of unrecognized tax benefits. In addition, Sipex recognizes interest and penalties related to uncertain tax positions in income tax expense. At the adoption date of December 31, 2006, Sipex had approximately $53,000 of accrued interest and penalties for its uncertain tax positions primarily from our foreign operations. For the three months ended March 31, 2007, Sipex accrued $4,000 of interest and penalties related to its uncertain tax positions.

Results of Operations

Fiscal Quarter Ended March 31, 2007 compared to Fiscal Quarter Ended April 1, 2006

For the periods indicated, the following table sets forth the percentages of net sales represented by the respective line items in Sipex’s consolidated statements of operations for the three months ended March 31, 2007 and the comparable period of the prior year.

	For the Three Months Ended
	March 31, 2007	April 1, 2006
Net sales	100.0%	100.00%
Cost of sales	73.7	101.1

Gross profit	26.3	(1.1)
Operating expenses:
Research and development	21.8	30.8
Marketing and selling	19.5	20.5
General and administrative	17.6	22.5
Restructuring and other	0.4	1.7

Total operating expenses	59.3	75.5

Loss from operations	(33.0)	(76.6)
Other income (expense), net	(4.2)	(0.5)

Loss before income taxes	(37.2)%	(77.1)%

Net Sales. The table in Note 14 to the Sipex condensed consolidated financial statements for fiscal quarter 2006 included in this joint proxy statement/prospectus as Annex H, shows details of its net sales by product family and geographic location for the first quarter of 2007 and the comparable period of 2006.

Net sales decreased by 5.6% to $16.9 million for the quarter ended March 31, 2007, as compared to $17.9 million for the quarter ended April 1, 2006. The decrease in net sales was primarily due to a $1.1 million decrease in net sales for the optical storage product family and a $0.8 million decrease in net sales for the interface product family, partially offset by a $0.8 million increase in net sales for the power management product family. The decline in net sales of the optical product family was driven by a reduction in unit volume shipments as certain product programs approached the end of their product life cycles. The decrease in net sales for the interface product family was driven by a decrease in unit volume shipments as well as a decline in average selling prices for this product family. The decline in average selling prices was driven by pricing pressures in the commodity related interface products, while the unit volume decline was driven by declines in demand across the general analog market. The net sales increase in the power management product family was driven by unit volume increases of Sipex proprietary power products, somewhat offset by declines in average selling prices.

Geographically during the first quarter of 2007, international net sales were $13.4 million, or 79% of total net sales, as compared to $14.0 million, or 78%, in the first quarter of 2006. In the first quarter of 2007, sales in Japan declined by $1.0 million or 35%. This decline was principally driven by a decline in revenues for the optical storage product family. In Asia, other than Japan, net sales increased by $1.0 million, or 15%, related to the growth in the power management product family, principally in South Korea. Net sales in Europe and the rest of the world decreased by $0.6 million, or 15%, from the comparable period in 2006. Domestic net sales decreased by $0.4 million or 10%, from the comparable period in 2006.

Gross Profit (Loss). Gross profit increased to $4.4 million in the first quarter of 2007, or 26.3% of net sales, as compared to a gross loss of $(0.2) million, or (1.1)%, in the first quarter of 2006. The increase was primarily attributable to recording $4.5 million of increased depreciation during the first quarter of 2006 related to the Milpitas, California facility after the determination in November 2005 that the facility had a shorter economic useful life to Sipex. In addition, the increase in gross profit was principally attributable to: 1) a $0.5 million increase in Sipex standard gross profit due to its shift to a lower cost fabless manufacturing model, and 2) a $0.8 million reduction in unfavorable manufacturing overhead spending variances. These increases in gross profit were partially offset by approximately $1.0 million of unfavorable manufacturing yield and price variances and an approximately $0.4 million reduction in shipment of inventory that was previously written-down to zero net book value and other inventory write-down.

Research and Development. Research and development expenses in the first quarter of 2007 were $3.7 million compared to $5.5 million in the first quarter of 2006. The $1.8 million decline was primarily due to recording $1.1 of depreciation expense in the first quarter of 2006 related to the Milpitas, California facility after determination that the facility had a shorter economic useful life to Sipex. In addition, the reduction was driven by approximately $0.6 million decrease in spending for prototype wafers, product development costs and outside design services and a $0.1 million reduction in stock-based compensation expenses. As a percentage of net sales, research and development expenses were 21.8% in the first quarter of 2007 and 30.8% in the comparable period of the prior year. This percentage reduction was due to the reductions in spending noted above.

Marketing and Selling. Marketing and selling expenses were $3.3 million in the first quarter of 2007 compared to $3.7 million in the first quarter of 2006. The $0.4 million decline was primarily due to recording $0.3 million of depreciation expense in the first quarter of 2006 related to the Milpitas, California facility after determination that the facility had a shorter economic useful life to Sipex. In addition, the reduction was driven by approximately $150,000 of lower sales commissions, travel and other selling costs, offset by approximately $50,000 of additional sales office rent and foreign office set-up legal fees. Marketing and selling expenses were 19.5% of net sales in the first quarter of 2007 and 20.5% of net sales in the comparable period of the prior year. This percentage reduction was due to the reductions in spending noted above.

General and Administrative. General and administrative expenses were $3.0 million in the first quarter of 2007 compared to $4.0 million in the first quarter of 2006. The $1.0 million decline was primarily due to recording $0.7 million of depreciation expense in the first quarter of 2006 related to the Milpitas, California facility after determination that the facility had a shorter economic useful life to Sipex. In addition, the reduction was driven by approximately $191,000 of lower facility costs, approximately $65,000 of lower legal expenses, approximately $63,000 of lower insurance costs, and approximately $28,000 of lower salaries, other compensation and fringe benefit spending. General and administrative expenses were 17.6% of net sales in the first quarter of 2007 and 22.5% of net sales in the comparable period of the prior year. This percentage reduction was due to the reductions in spending noted above.

Restructuring and other. During the quarter ended March 31, 2007, Sipex incurred additional restructuring and other costs of approximately $63,000, primarily representing facility costs related to the unused fabrication portion of its headquarters facility in Milpitas, California, due to the transfer of wafer fabrication to Silan.

Other Income (Expense), Net. Other income (expense), net was $(0.7) million of net other expense in the first quarter of 2007 compared to $(0.1) million of net other expense in the first quarter of 2006. The increase in net other expense was primarily attributable to $0.8 million of interest expense, $0.5 million of which related to the Sipex convertible notes issued in May 2006 and $0.3 million of which related to the lease financing obligation executed in March 2006. The interest expense was partially offset by $0.1 million of interest income attributable to Sipex’s interest bearing cash equivalents and short-term investments from the proceeds of the Sipex convertible notes.

Income Tax Expense. Sipex’s income tax expense primarily relates to its foreign operations as it continues to incur losses from domestic operations. In the first quarter of 2007, it recorded an income tax provision of $17,000, compared to a provision of $32,000 in the first quarter of 2006. Notwithstanding its net operating losses, Sipex did not record a tax benefit as it believed that it was more likely than not, considering the level of historical taxable income and expectations for future taxable income, that the operating loss would not be utilized in the future.

Fiscal Year Ended December 30, 2006 compared to Fiscal Year Ended December 31, 2005

For the periods indicated, the following table sets forth the percentages of net sales represented by the respective line items in its consolidated statements of operations.

	Years Ended
	2006	2005	2004
Net sales	100.0%	100.0%	100.0%
Cost of sales	88.1	81.1	84.4

Gross profit	11.9	18.9	15.6
Operating expenses:
Research and development	22.0	23.7	19.5
Marketing and selling	19.7	14.6	11.4
General and administrative	17.1	19.8	13.0
Restructuring and impairment	2.4	13.8	2.3

Total operating expenses	61.2	71.9	46.2

Loss from operations	(49.3)	(53.0)	(30.6)
Other income (expense), net	(2.9)	0.8	0.3

Loss before income taxes	(52.2)%	(52.2)%	(30.3)%

Net Sales. The table in Note 16 to Sipex’s consolidated financial statements for fiscal year 2006 included in this joint proxy statement/prospectus as Annex H shows details of its net sales by product family and geographic location for 2006, 2005 and 2004.

Net sales increased by 8.4% to $78.8 million for the year ended December 30, 2006, as compared to $72.7 million for the year ended December 31, 2005. The increase in net sales was due to a $6.1 million increase in net sales for the interface product family, and a $3.8 million increase in net sales for the power management product family, partially offset by a $3.3 million decline in net sales for the optical storage product family. The increase in net sales for the interface product family was driven by an increase in unit volume shipments, partially offset by a decline in average selling prices for this product family. The decline in average selling prices was driven by pricing pressures in the commodity related interface products. The increase in unit volume shipments was driven by gains in market share in this product category. The increase in net sales for the power management product family was driven by an increase in average selling prices as its mix of product sales shifted toward higher value proprietary products away from commodity power management products. The decline in net sales of its optical product family was driven by a reduction in unit volume shipments as certain product programs approached the end of their product life cycles.

Geographically during 2006, international net sales were $62.7 million or 80% of total net sales, as compared to $58.0 million or 80% in 2005. In 2006, sales in Japan declined by $4.7 million or 28%. This decline was principally driven by a decline in the optical storage product family. In Asia, other than Japan, net sales increased by $9.0 million or 35% related to growth in the interface and power management product families. Net sales in Europe and the rest of the world increased by $0.4 million or 2%, in 2006. Domestic net sales increased by $1.4 million or 9% in 2006.

Gross Profit (Loss). Gross profit decreased to $9.4 million in 2006 or 12% of net sales, as compared to $13.7 million or 19% in 2005. The reduction in gross profit was partially driven by a decline in standard gross profit due to a mix shift toward higher volumes of lower margin commodity products resulting in approximately $1.5 million of gross profit reduction. The gross profit was further reduced by approximately $2.9 million of added manufacturing yield and price variances as well as additional inventory write-downs, purchase commitments on excess inventories and warranty reserves of $1.4 million. These additional costs were partially offset by $1.0 million of lower manufacturing overhead spending variances and a $0.5 million recovery of previously paid royalty costs.

Research and Development. Research and development expenses in 2006 were $17.3 million compared to $17.2 million in 2005. The increase of $0.1 million was primarily due to increased stock-based compensation expenses of $1.2 million (due to the adoption of SFAS 123R, effective January 1, 2006) along with higher salaries, benefits and employee travel costs of approximately $283,000 and higher spending on design automation software licenses of approximately $262,000. These higher costs were partially offset by reduced spending on prototype wafers and product development costs of approximately $650,000, an approximately $494,000 reduction in facilities costs, an approximately $324,000 reduction in outside design services costs and an approximately $200,000 reduction in depreciation expenses. As a percentage of net sales, research and development costs were 22.0% in 2006 compared to 23.7% in the prior year. This percentage reduction was due to the increase in net sales in 2006. Sipex anticipates that research and development spending will decline in 2007, as Sipex focuses its research and development efforts in the power management and interface product families.

Marketing and Selling. Marketing and selling expenses were $15.5 million in 2006 compared to $10.6 million in 2005. The increase of $4.9 million was primarily due to increased headcount resulting in higher salary and benefits costs of approximately $2,960,000, along with approximately $816,000 for stock-based compensation expenses (due to the adoption of SFAS 123R, effective January 1, 2006). In addition, the increased sales and marketing headcount resulted in an approximately $501,000 increase in travel costs. Finally, the increase in net sales drove an approximately $385,000 increase in sales commissions paid to independent sales representatives. These increases were primarily due to increased sales and marketing efforts to grow its net sales. Marketing and selling expenses were 19.7% of net sales in 2006 compared to 14.6% of net sales in 2005. This percentage increase was primarily driven by marketing and selling expenses increasing at a higher percentage rate than the increase in the net sales growth rate in 2006 along with the increase in expenses. Sipex anticipates that marketing and selling expenses will decline in 2007, as Sipex focuses its efforts in the power management and interface product families.

General and Administrative. General and administrative expenses were $13.5 million in 2006 compared to $14.4 million in 2005 or a decrease of $0.9 million. This decrease was principally due to a reduction in legal fees of approximately $1,706,000 associated with the completion of the internal investigation and resolution of related litigation, a reduction in audit and consulting fees of approximately $994,000 related to the completion of the financial restatement process, filing its financial reports with the SEC, and a reduction in bad debt expense of approximately $340,000 associated with the collection of amounts previously reserved as bad debts. These expense reductions were partially offset by the inclusion of stock-based compensation expense of approximately $1,266,000 (due to the adoption of SFAS 123R, effective January 1, 2006) and higher salary and benefits costs of approximately $1.0 million. General and administrative expenses were 17.1% of net sales in 2006 compared to 19.8% of net sales in 2005. This percentage decrease was primarily driven by the reduction in these expenses along with an increase in net sales in 2006. Sipex anticipates that general and administrative expenses will decline in 2007.

Restructuring and Fixed Asset Impairment. During the year ended December 30, 2006, Sipex incurred additional restructuring costs of $677,000 that related to employee retention payments for the closure of the wafer fabrication operations located in Milpitas, California, announced in August 2005. For employee costs, Sipex utilized $1.4 million and recognized an accrual expense adjustment of $54,000. Sipex recognized approximately $200,000 in expense for contract termination in the fourth quarter of 2006 associated with gas usage and service agreements with a vendor. For facility costs related to the Milpitas wafer fabrication closure, restructuring charges utilized during 2006 totaling $91,000 was for facility decontamination. Additionally, Sipex incurred $116,000 of facility costs related to the unused fabrication portion of Sipex’s corporate headquarters facility in Milpitas, California, due to the transfer of wafer fabrication to Silan.

In the fourth quarter of 2006, Sipex announced a workforce reduction plan that was implemented in response to its transitioning to a fabless semiconductor company, de-emphasizing optical products, reducing dependency on its commodity products and with a goal of improving cost structure. As a result, Sipex recorded total restructuring costs of $1.1 million related to employee severance compensation, including $0.1 million for vesting acceleration of stock options in lieu of a severance payment to a senior executive officer. Of the $1.0 million (excluding the stock-based compensation charge), $0.1 million was paid during December 2006.

In 2006, Sipex utilized restructuring accruals of $726,000 for the unused portion of the Billerica facility. The adjustment to the accrual for the Billerica facility primarily related to sub-lease income of $565,000 being received.

As of December 30, 2006, the balance of the restructuring accrual principally consisted of employee severance costs, contract termination costs and facility lease costs, which are anticipated to be paid over the next 15 months. The balance of the accrual as of December 30, 2006 was $1.8 million, of which $1.7 million was the short-term portion and $0.1 million was the long-term portion.

The following is a summary of the activities related to accrued restructuring costs and fixed asset impairment for fiscal years 2006 and 2005 (in thousands):

	Total Restructuring Costs	Fixed Asset Impairment
Accrual balance January 1, 2005	$1,847	$—
Incurred 2005	871	9,377
Charges utilized	(726)	(9,377)
Sub-lease income received	293	—
Adjustments to accrual	(294)	—

Accrual balance December 31, 2005	1,991	—
Incurred in 2006	2,010	—
Charges utilized	(2,299)	(12)
Employee stock options accelerated as severance pay	(137)	—
Sub-lease income received	565	—
Adjustments to accrual	(263)	12

Accrual balance, December 30, 2006	$1,867	$—

Other Income (Expense), Net. Other income (expense), net was $2.2 million of net other expense in 2006 compared to $0.6 million of net other income in the prior year. The increase in other expense, was primarily due to a $3.0 million increase in interest expense, $1.9 million of which related to the Sipex convertible notes issued in May 2006 and $0.9 million of which related to the lease financing obligation executed in March 2006. The interest expense was partially offset by a $0.5 million increase in interest income attributable to higher balances of interest bearing cash equivalents and short-term investments from the proceeds of the Sipex convertible notes.

Income Tax Expense. Its income tax expense primarily relates to its foreign operations as Sipex continues to incur losses from domestic operations. In 2006, Sipex recorded an income tax provision of $125,000, compared to a provision of $192,000 in 2005. Notwithstanding its net operating losses, Sipex did not record a tax benefit as Sipex believed that it was more likely than not, considering the level of historical taxable income and expectations for future taxable income, that the operating loss would not be utilized in the future.

Fiscal Year Ended December 31, 2005 compared to Fiscal Year Ended January 1, 2005

Net Sales. Net sales decreased by 3.7% to $72.7 million for the year ended December 31, 2005, as compared to $75.5 million for the year ended January 1, 2005. The decrease in net sales was due to a $2.2 million decline in net sales for the power management product line and a $1.1 million decline in the interface product line, partially offset by a $0.8 million increase in the optical storage product line. The decrease in net sales of the power product line was driven by an overall softness in demand that led to a unit volume decline as well as a decline in average selling prices. The decline in demand for the commodity products was only partially offset by increasing demand for its proprietary power management products. The decline in net sales of the interface product line was driven by a decline in average selling prices while unit volume increased. The increase in net sales for the optical storage product line was primarily driven by an increase in unit volume as demand for these products was strong.

Geographically during 2005, international net sales were $58.0 million or 80% of total net sales, as compared to $60.3 million or 80% in 2004. In 2005, sales in Japan declined by $1.7 million or 9%. This decline was driven by declines in power management and interface products off-set by increases in optical storage products. In Asia, other than Japan, net sales decreased by $1.3 million or 5% related to the declines in power management and interface. Net sales in Europe and the rest of the world increased by $0.7 million or 5%, in 2005. Domestic net sales declined by $0.5 million or 3% in 2005.

Gross Profit (Loss). Gross profit increased to $13.7 million in 2005 or 19% of net sales, as compared to $11.8 million or approximately 16% in 2004. The improvement in gross profit was comprised of improvements in manufacturing yields lowering overall product costs as well as reductions in inventory write-downs for excess and obsolete products. These cost reductions were offset by recognition of $4.3 million of increased depreciation on the Milpitas, California facility after determination that the facility had a shorter economic useful life to Sipex recorded in the fourth quarter of 2005. The improvement in gross profit was comprised of the following: product mix, higher margins at standard cost due to manufacturing yield and process improvements.

Research and Development. Research and development expenses in 2005 were $17.2 million compared to $14.7 million in 2004. The increase of $2.5 million was primarily due to increased product development costs for outside design services costs of approximately $893,000 and prototype wafers costs of approximately $665,000. In addition, approximately $1.1 million of increased depreciation for the reduction in the economic life of the Milpitas, California facility was recorded in 2005. As a percentage of net sales, research and development costs were 23.7% in 2005 compared to 19.5% in the prior year. This was primarily due to the increase in research and development expenses along with the lower net sales in 2005.

Marketing and Selling. Marketing and selling expenses were $10.6 million in 2005 compared to $8.6 million in 2004. The increase of $2.0 million was primarily due to increased headcount resulting in higher salary and benefits costs of approximately $1,147,000, marketing activities and travel costs of approximately $440,000. In addition, approximately $313,000 of increased depreciation for the reduction in the economic life of the Milpitas, California facility was recorded in 2005. These increases were primarily due to increased sales and marketing efforts for its core product families. Marketing and selling expenses were 14.6% of net sales in 2005 compared to 11.4% of net sales in 2004. This was primarily due to the decline in net sales in 2005 as well as the increase in expenses.

General and Administrative. General and administrative expenses were $14.4 million in 2005 compared to $9.8 million in 2004 or an increase of $4.6 million. This increase was principally due to increase of approximately $2,320,000 of legal fees associated with the internal investigation and related litigation, approximately $707,000 of consulting and audit fees related to the financial restatement process and approximately $400,000 of higher salary and benefits costs as well as bad debt expense of approximately $256,000. In addition, approximately $707,000 of increased depreciation for the reduction in the economic life of the Milpitas, California facility was recorded in 2005.

Restructuring and Fixed Asset Impairment. During the year ended January 1, 2005, Sipex incurred restructuring expenses reflecting the continuation of its plans initiated in 2003 to move its manufacturing operations from Billerica, Massachusetts to Milpitas, California. These restructuring expenses consisted of $1.4 million for future lease payments, $447,000 write-off of leasehold improvements and $32,000 for severance payments. For the same period, Sipex utilized $1.0 million of restructuring reserves, which was primarily the $447,000 write-off of leasehold improvements, and $463,000 of lease costs associated with the unused portion of its Billerica facility. Sipex made additional adjustments to the restructuring for changes to the lease obligation totaling $60,000. For the year ended January 1, 2005, the balance of the restructuring accrual principally consisted of facility lease costs, and was expected to be paid over the next three years. The balance as of the year ended January 1, 2005 was $1.8 million, of which $566,000 was the short-term portion and $1.3 million was long term portion.

In the second quarter of 2005, Sipex recognized a $9.4 million impairment charge for its long-lived assets. Based on changes in the planned use for its wafer fabrication assets and as Sipex believed that there was a significant decline in the market price of the asset grouping, Sipex performed an impairment evaluation in accordance with SFAS No. 144. Sipex determined that the appropriate grouping for this impairment evaluation was the wafer fabrication assets taken together and the associated cash flows for these assets. These assets were evaluated on a held-for-use basis as Sipex were required to operate its wafer fabrication facility until new wafer fabrication partner processes were qualified. As the carrying value exceeded the undiscounted cash flows of the wafer fabrication assets for the period of planned use by Sipex, an impairment charge was recorded for the difference between the carrying value and the fair value of the wafer fabrication assets. While Sipex subsequently agreed to sell a substantial portion of its wafer fabrication machinery and equipment to Silan by the end of the third quarter of 2006, the wafer fabrication assets remain in use and Sipex will continue to record depreciation expense based on the estimated remaining useful life at the time of impairment.

In August 2005, Sipex’s board of directors approved a plan to close its wafer fabrication operations located in Milpitas, California and transfer the fabrication to Silan in China, Episil in Taiwan and other vendors to reduce costs and improve operating efficiencies. As a result, Sipex recognized total restructuring charges of approximately $871,000 in the second half of 2005 including severance and retention benefits totaling $766,000 for approximately 70 employees and other exit costs of $105,000. In addition, during the third quarter of 2005, Sipex decided not to transfer the remaining operations in Billerica to Milpitas that was originally anticipated to be completed by the end of 2005. The adjustment to the restructuring accrual of $294,000 during 2005 primarily included exiting costs of $213,000, offset by sublease income of $293,000 and $195,000 recorded in the third quarter of 2005 as a reduction to future lease payment obligation for not transferring such remaining operations in Billerica. Sublease income is recorded on a cash basis due to the uncertainty of collectibility. The restructuring accrual balance as of December 31, 2005 consisted of a short-term portion of $1.4 million and a long-term portion of $584,000. The $2.0 million restructuring accrual balance included $1.2 million of facility lease costs to be paid out over the next two years and the remaining portion to be paid out in less than a year.

In November 2005, based on the previous decision to close its wafer fabrication operation located at the Milpitas, California headquarters facility, Sipex decided to sell this facility. As a result of a decision, Sipex reduced the remaining estimated depreciation life for its headquarters building and related improvements from 25 years to approximately four months. This change resulted in an increase in depreciation expense recorded in the fourth quarter of 2005 of $6.5 million (including $4.3 million included in cost of sales).

The following is a summary of the activity related to accrued restructuring costs and fixed asset impairment for fiscal years 2004 and 2005 (in thousands):

	Total Restructuring Costs	Fixed Asset Impairment
Accrual balance December 31, 2003	$1,070	$—
Incurred 2004	1,858	—
Charges utilized	(1,036)	—
Deferred rent adjustment	15	—
Adjustments to accrual	(60)	—

Accrual balance January 1, 2005	1,847	—
Incurred 2005	871	9,377
Charges utilized	(726)	(9,377)
Sub-lease income received	293	—
Adjustments to accrual	(294)	—

Accrual balance December 31, 2005	$1,991	$—

Other Income (Expense), Net. Other income (expense), net was $0.6 million in 2005 compared to $185,000 in the prior year. The increase in other income (expense), net was attributable to higher interest income on short- term investments, other income and lower interest expense associated with the two convertible notes with Future (also see Note 2 to the consolidated financial statements for fiscal year 2006 included in this joint proxy statement/prospectus as Annex H for information regarding “Related Parties”). Both convertible notes were extinguished and converted into 2.3 million of its common shares as of February 18, 2004.

Income Tax Expense. Its income tax expense primarily relates to its foreign operations as Sipex continues to incur losses from domestic operations. In 2005, Sipex recorded an income tax provision of $192,000 in contrast to an income tax benefit of $133,000 in 2004 due to a reversal of the previously established expected tax liability from its off-shore operations, primarily Belgium. Notwithstanding its net operating losses, Sipex did not record a tax benefit as Sipex believed that it was more likely than not, considering the level of historical taxable income and expectations for future taxable income, that the operating loss would not be utilized in the future to offset taxable income.

Financial Condition, Liquidity and Capital Resources

As of March 31, 2007, Sipex had cash, cash equivalents and short-term investments, of $8.5 million as compared to $15.4 million at December 30, 2006. The decrease of $6.9 million was principally due to Sipex’s net cash outflows from operations of $6.8 million as well as cash payments for capital expenditures of $0.9 million. These outflows were partially offset by net cash inflows from financing activities of $0.8 million which consisted principally of proceeds from issuance of common stock under Sipex employee stock option plans.

Operating Activities

Net cash used in operating activities of $6.8 million in the first quarter of 2007 resulted primarily from a $6.3 million net loss and the unfavorable impact of a $2.3 million net change in assets and liabilities, partially offset by $1.9 million of non-cash adjustments to net loss. The changes in assets and liabilities primarily included a reduction in accounts payable and the restructuring accrual of $2.0 million and $0.5 million, respectively, along with an increase in inventory of $0.2 million, an increase in accounts receivable of $0.4 million, partially offset by a increase in accrued expenses of $0.4 million, and a reduction in prepaid expenses and other current assets of $0.4 million, respectively. Non-cash adjustments primarily comprised stock-based compensation expense of $0.9 million, $0.5 million of depreciation and amortization expense, a $0.3 million provision for uncollectible receivables and sales returns and allowances, and $0.2 million for amortization of the discount and issuance costs on the Sipex convertible notes.

Net cash used in operating activities was $27.9 million, $17.4 million, and $8.9 million in 2006, 2005, and 2004, respectively. Sipex will continue to depend upon its cash and cash equivalents to fund its operations until such time that Sipex generate cash from operating activities.

Net cash used in operating activities of $27.9 million in 2006 resulted primarily from a $41.2 million net loss and the unfavorable impact of a $9.3 million net change in assets and liabilities, partially offset by $22.6 million of non-cash adjustments to net loss. The changes in assets and liabilities primarily included an increase in inventory of $7.0 million, an increase in accounts receivable of $1.3 million, decreases in accrued restructuring costs of $1.9 million and accrued expenses of $1.5 million, partially offset by an increase in accounts payable of $2.8 million, respectively. Non-cash adjustments primarily comprised depreciation and amortization of $9.4 million, a $5.0 million provision for inventories and $1.4 million purchase commitments on excess inventories, $3.8 million of stock-based compensation expense as a result of adopting SFAS No. 123R, effective January 1, 2006, a $1.6 million net provision for restructuring costs, a provision for uncollectible receivables and sales returns and allowances of $0.9 million, and $0.5 million for amortization of the notes payable discount and issuance costs.

Net cash used in operating activities of $17.4 million in 2005 resulted primarily from a $38.1 million net loss and the unfavorable impact of a $6.9 million net change in assets and liabilities, partially offset by $27.5 million of non-cash adjustments to net loss. The changes in assets and liabilities included an increase in inventory of $5.3 million, a decrease in accounts payable of $3.4 million, a decrease in deferred income of $1.2 million and a decrease in accrued restructuring costs of $433,000, partially offset by a decrease in accounts receivable of $1.7 million and an increase in accrued expenses of $1.4 million, respectively. The $1.2 million decrease in deferred income comprises of a decrease of $0.2 million from Future and a decrease of $1.0 million from other distributors. Non-cash adjustments primarily comprised depreciation and amortization of $11.0 million, $9.4 million of fixed asset impairment charges, and a $5.0 million provision for inventories, a provision for uncollectible receivables and sales returns and allowances of $1.5 million, and a $577,000 net provision for restructuring costs.

Net cash used in operating activities of $8.9 million in 2004 resulted primarily from a $22.7 million net loss and increase of $4.6 million in net assets and liabilities, partially offset by $18.5 million of non-cash adjustments to net loss. The changes in assets and liabilities included an increase in inventory of $5.4 million, an increase in accounts receivable of $0.9 million, a decreases in accrued restructuring costs of $608,000, partially offset by an increase in accrued expenses of $1.4 million, an increase of deferred income of $620,000 and an increase in accounts payable of $391,000. The $620,000 increase in deferred income comprises of an increase of $1.1 million from Future offset by a decrease of $449,000 from other distributors. Non-cash adjustments primarily comprised $8.6 million provision for inventories, depreciation and amortization of $6.6 million, provision for uncollectible receivables and sales returns and allowances of $1.3 million, and a $1.8 million net provision for restructuring costs.

Accounts receivable, net of allowances, was $7.3 million and $7.2 million as of March 31, 2007 and December 30, 2006, respectively. The allowances for accounts receivable increased to $1.0 million at the end of the first quarter of 2007, up from $0.9 million at the end of 2006. The increase in allowances was primarily due to receivables allowances for pricing adjustments and product return provisions for distributors.

Accounts receivable, net of allowances, was $7.2 million and $6.7 million as of December 30, 2006 and December 31, 2005, respectively. The allowances for accounts receivable decreased to $0.9 million for 2006 from $1.3 million for 2005 primarily due to lower sales allowances for product returns.

In 2006, Sipex recorded inventory write-downs for excess and obsolete inventories of $5.0 million. Similarly, Sipex recorded write-downs of $5.0 million and $8.6 million, in 2005 and 2004, respectively. In addition, during 2006, Sipex recorded $1.4 million of charges to cost of sales for purchase commitments for excess inventories. Inventories previously written off with an original cost of $1.4 million, $1.0 million and $0.9 million, were sold in 2006, 2005 and 2004, respectively.

In 2005, Sipex began the transfer of its manufacturing processes to foundries operated by Silan in China and Episil in Taiwan in conjunction with the planned closure of its Milpitas, California wafer fabrication facility in 2006. The transfer has been a complicated and time-consuming process that has been met with significant unforeseen complications that delayed the integration transfer and required additional allocation of its resources. In 2006, Sipex incurred approximately $1.6 million of manufacturing process transfer and qualification costs, as reflected in cost of sales. Sipex anticipates that Sipex will continue to incur similar costs in the future until the processes are fully transferred and in full production volumes. There can be no guarantees that additional unforeseen integration issues will not arise in the future related to the integration that could cause additional delays which could materially adversely affect its ability to timely produce its products.

In addition, Sipex may be unable to achieve all or any of the expected benefits of the relationship within the anticipated time-frames. The anticipated synergies between Sipex and Silan or Episil may not be as significant as originally expected. Sipex may be unable to qualify the manufacturing processes and wafer testing following the transfer from Sipex to Silan or Episil or the qualification process may take significantly longer than currently expected. This could result in additional operating costs, loss of customers, and business disruption.

Investing Activities

Net cash provided investing activities in the first quarter of 2007 was $1.1 million, as compared to net cash used in investing activities of $0.1 million in the first quarter of 2006. The net cash provided in the first quarter of 2007 consisting of $2.4 million of proceeds from maturities of short-term securities, was partially offset by $0.9 million of capital expenditures and $0.4 million of purchases of short-term investment securities.

Net cash used in investing activities in 2006 was $4.4 million, consisting of $8.0 million of purchases of short-term investment securities and $3.8 million of capital expenditures, partially offset by $5.6 million from the proceeds of maturities of short-term securities, $1.1 million for the sale of machinery and equipment and $593,000 from reductions in restricted cash.

Net cash provided by investing activities in 2005 was $209,000, consisting of $850,000 proceeds from maturities of short-term securities, $838,000 from reductions in restricted cash, offset by $878,000 of capital expenditures and $601,000 of purchases of short-term investment securities.

Net cash used in investing activities in 2004 was $1.0 million, consisting of $6.3 million purchases of short-term securities, purchase of property, plant and equipment of $1.9 million and $1.8 million of deposit to restricted cash to meet a contractual obligation with a vendor, mostly offset by the $9.0 million proceeds from maturity of short-term securities.

Financing Activities

Net cash provided by financing activities in the first quarter of 2007 was $0.8 million, resulting primarily from $1.0 million of proceeds from the issuance of common stock under employee stock option plans, offset by $0.2 million of repayments of long-term borrowings.

Net cash provided by financing activities in 2006 was $43.5 million, resulting primarily from $28.7 million of net proceeds from the issuance of Sipex convertible notes and related warrants, $12.6 million of net proceeds from lease financing obligation, $7.0 million of proceeds from related party borrowings, $3.4 million from the issuance of common stock upon the exercise of warrants relating to the Sipex convertible notes and employee stock option plans, and $2.0 million from the proceeds from bank borrowings. These cash inflows were partially offset by $7.0 million of repayments of related party borrowings, $3.0 million of repayments of bank borrowing in 2005 under its bank line of credit and $0.2 million of payments against its lease financing obligation.

Net cash provided by financing activities in 2005 was $3.7 million, resulting primarily from $3.0 million of borrowings under its bank line of credit and $0.7 million of net proceeds from issuance of common stock under employee stock option plans. As of December 31, 2005, Sipex violated the tangible net worth covenant under its bank line of credit. However, the borrowings of $3.0 million were subsequently repaid in January 2006.

Net cash provided by financing activities in 2004 was $7.1 million, resulting primarily from $2.7 million of net proceeds from the exercise of warrants relating to the 2002 convertible notes and $4.4 million of net proceeds from issuance of common stock under employee stock option plans.

On July 21, 2005, Sipex entered into a Loan and Security Agreement, with Silicon Valley Bank, and this agreement was subsequently amended on October 7, 2005, November 10, 2005, January 19, 2006, May 18, 2006, August 1, 2006 and September 28, 2006. The agreement currently provides for a secured revolving line of credit with an aggregate principal amount of up to $5,000,000, which may be used to borrow revolving loans or to issue lines of credit on Sipex’s behalf. Sipex has granted to Silicon Valley Bank a security interest in all presently existing and later acquired collateral, including but not limited to goods, equipment, inventory, contract rights, and financial assets, in order to secure the obligations and duties under such loan and security agreement. Advances accrue interest on the outstanding principal balance at an annual rate, decided by Sipex, either equal to Silicon Valley Bank’s prime rate or LIBOR rate (depending upon the interest period of one, two or three months selected by Sipex) plus 2.75%. In addition to the $5,000,000 secured revolving line of credit, Sipex can borrow under term loans in an aggregate amount not to exceed $2,000,000. Each term loan shall be in an amount not less than $500,000. The number of term loans shall not exceed two. Interest accrues from the date of each term loan at a rate of 9.25%. Each term loan shall be payable in thirty-six equal monthly installments of principal plus accrued interest. When repaid or prepaid, the term loan may not be re-borrowed. As of March 31, 2007, the unused portion of the line of credit was $3,735,000, and $1,834,000 was outstanding under the term loan.

The agreement with Silicon Valley Bank has been extended to September 29, 2007 at which time all outstanding advances must be repaid, and all outstanding letters of credit must be cash collateralized. The agreement requires Sipex to comply with a minimum liquidity ratio of 2.50:1.00 at each fiscal quarter end. It also requires Sipex to retain a minimum tangible net worth as of the last day of each fiscal quarter. The liquidity ratio is calculated as the sum of (i) Sipex’s unrestricted cash and cash equivalents, short-term marketable securities and 50% of consolidated “Accounts” divided by (ii) the “Obligations” (each as defined in the agreement). Sipex must maintain, as of the last day of each fiscal quarter set forth below, a tangible net worth of at least the amount set forth below for each fiscal quarter ending date:

Fiscal Quarter Ending	Minimum Tangible Net Worth (Deficit)
September 30, 2006	$600,000
December 30, 2006	($5,500,000)
March 31, 2007	($10,000,000)
June 30, 2007	($13,000,000)
Each fiscal quarter thereafter	($13,000,000) plus 50% of any positive net income (with no adjustment for losses) and 50% of any new equity raised

For purposes of this calculation, up to $5,000,000 in an aggregate amount of non-cash charges relating to inventory write-downs and/or restructuring charges may be added to tangible net worth. The agreement contains additional affirmative covenants, including, among others, covenants regarding the payment of taxes and other obligations, maintenance of insurance, reporting requirements and compliance with applicable laws and regulations. In addition, the agreement contains negative covenants limiting Sipex’s ability to dispose of assets, change its business plans, be acquired or beneficially owned, merge or consolidate, incur indebtedness, grant liens, make investments, pay dividends, repurchase stock, and pay subordinated debt. The agreement contains events of default that include, among others, non-payment of principal, interest or fees, inaccuracy of representations and warranties, violations of covenants, bankruptcy and insolvency events, any material adverse change, material judgments, cross defaults to certain other indebtedness and seizure of assets. The occurrence of an event of default will increase the applicable rate of interest by 5.0% and would, unless waived by Silicon Valley Bank, result in the immediate payment of all of its obligations under the agreement. As of March 31, 2007, total borrowing with Silicon Valley Bank was $1.8 million, of which $0.6 million was the short-term portion and $1.2 million was the long-term portion. If Sipex is unable to satisfy the financial covenant requirements and to obtain a waiver from the bank, Sipex may be required to repay the outstanding borrowing amounts and/or classify such amounts as short-term bank borrowing.

On January 19, 2006, Sipex announced the completion of a $7.0 million private loan financing in which Sipex issued a 9% secured note with convertible interest due January 19, 2008 to Rodfre, an affiliate of Future. The note was secured by a deed of trust on its headquarters property located in Milpitas, California. The holder of the note could require repayment of the loan in the event of, among other things, the sale of the property subject to the deed of trust. The note was subsequently paid off in cash in March 2006.

On March 9, 2006, Sipex entered into an Agreement for Purchase and Sale of Real Property with Mission West Properties, L.P. The agreement provides for the sale of Sipex’s Hillview facility to Mission West Properties, L.P. for a price of $13.4 million in cash (net proceeds of $12.6 million). Sipex used the proceeds from the sale of its Hillview facility to pay off and terminate the $7.0 million loan with Rodfre. The remaining balance of $6.4 million from the sale of the property was used for operating activities.

Simultaneously with the sale of the Hillview property in March 2006, Sipex entered into a Standard Form Lease agreement to lease back the facility from Mission West Properties, L.P. The lease term is 60 months. In addition, Sipex provided a security deposit of $1,265,000 in the form of an irrevocable standby letter of credit issued to Mission West Properties, L.P. under its line of credit with Silicon Valley Bank. The security deposit is held as security for its faithful performance of the terms, covenants, and conditions prescribed under the lease agreement.

On May 16, 2006, Sipex placed $30.0 million of 5.5% Redeemable Convertible Senior Notes due 2026, or the Sipex convertible notes, in a private placement. The Sipex convertible notes bear interest of 5.5% per year, payable semi-annually on May 15 and November 15 of each year, commencing on November 15, 2006, and mature on May 16, 2026. The Sipex convertible notes are convertible into common stock at any time at a fixed conversion price of $5.36 per share. If fully converted, the principal amount of the Sipex convertible notes would convert into approximately 5,597,015 shares of Sipex common stock. At any time following the effectiveness of a registration statement related to the resale of the common stock issuable upon the conversion of the Sipex convertible notes, Sipex may, subject to certain conditions, elect to automatically convert the Sipex convertible notes into common stock if the average price of its common stock exceeds 150% of the conversion price for at least 20 trading days during any consecutive 30 trading-day period, ending within 5 days of the notice of automatic conversion. Sipex has the right to redeem the Sipex convertible notes at par plus accrued interest at anytime after May 15, 2009 and the purchasers have the right to require Sipex to repurchase the Sipex convertible notes at par plus accrued interest on May 15 in 2011, 2016 and 2021.

The Sipex convertible notes are convertible into Sipex common stock at any time prior to maturity, initially at a conversion price of $5.36 per share, subject to adjustment upon certain events, including, among other things, dividends, stock splits and recapitalizations. If fully converted, the principal amount of the Sipex convertible notes would convert into 5,597,015 shares of Sipex common stock.

The Sipex convertible notes contains certain covenants including a covenant restricting the amount of indebtedness that Sipex can incur that is senior or pari passu with the Sipex convertible notes to an aggregate principal amount of $7.5 million, unless such restriction is waived by holders of over 66 2/3% of the principal amount of the Sipex convertible notes then outstanding. Additionally, an event of default would occur under the Sipex convertible notes for a number of reasons, including its failure to pay when due any principal, interest or late charges on the Sipex convertible notes, the default and acceleration of indebtedness with its bank and other lenders in amounts greater than $2.5 million, certain events of bankruptcy and its breach or failure to perform certain representations and obligations under the Sipex convertible notes. Upon the occurrence of an event of default, its obligations under the Sipex convertible notes may become due and payable in accordance with the terms thereof.

The Sipex convertible notes provide that since Sipex was not current in its SEC filings by August 15, 2006, Sipex incurred additional interest on the Sipex convertible notes at an annual rate of 1.5% for the period beginning August 16, 2006 through the date that its filings became current. The Company filed all its late Forms 10-K and 10-Q to the SEC by September 21, 2006. In addition, since Sipex common stock was not listed on the Nasdaq Capital Market, the New York Stock Exchange or another national exchange or automated quotation system by December 31, 2006, Sipex incurred additional interest on the Sipex convertible notes at an annual rate of 1.5% for the period beginning January 1, 2007 through the date that its common stock become listed for trading on one of the national exchanges. Sipex common stock began trading on the Nasdaq Capital Market on April 11, 2007. Likewise, the Registration Rights Agreement entered into in connection with the Sipex convertible notes provides that Sipex must make additional payments to the noteholders equal to a per annum rate of up to 1.2% times the principal amount of the Sipex convertible notes as a result of its failure to declare effective the registration statement registering the notes, warrants and underlying shares of its common stock. Sipex’s current effective interest rate on the notes is 6.7% per annum as a result of its failure to declare effective the registration statement registering the notes, warrants and underlying shares of its common stock. A more detailed description of the terms of the Sipex convertible notes is provided in Note 13 to Sipex’s condensed consolidated financial statements for fiscal quarter ended March 31, 2007 and Note 12 to its consolidated financial statements for fiscal year 2006, each included in this joint proxy statement/prospectus as Annex H.

On March 29, 2007, Sipex entered into a Securities Purchase Agreement with Rodfre, an affiliate of Future, its largest distributor worldwide and an affiliate of its largest stockholder (Alonim Investment Inc.), to provide an unsecured promissory note facility of up to $10.0 million. This facility expires, and the borrowings and accrued interest under any notes issued under this facility are due and payable, on June 30, 2008, or upon certain other events such as a change of control. Borrowings under this promissory note facility bear interest of 9% per annum subject to an increased interest rate of up to 20% in case of default or after maturity. This promissory note facility is subordinated to its Loan and Security Agreement with Silicon Valley Bank and to the Sipex convertible notes. No borrowing was made under the promissory note facility in the first quarter of 2007.

Sipex’s net loss for the quarter ended March 31, 2007 and the years ended December 30, 2006 and December 31, 2005 was $6.3 million, $41.2 million and $38.1 million, respectively. Sipex’s net cash used in operating activities for the quarter ended March 31, 2007 and the years ended December 30, 2006 and December 31, 2005 were $6.8 million, $27.9 million and $17.4 million, respectively. Sipex had $8.5 million of cash, cash equivalents and short-term investments as of March 31, 2007 and certain borrowing arrangements as noted herein. Sipex has undertaken a number of initiatives over the past 18 months to reduce its operating and capital expenditures and reduce its operating cash requirements to be more in line with its revenues. These initiatives have included Sipex’s transition to an outsourced or “fabless” manufacturing model and the workforce reduction plan implemented in the fourth quarter of 2006. See “Information About Sipex—Business of Sipex—Recent Developments.”

Based on its current plans and business conditions, Sipex believes that its existing cash, cash equivalents and short-term investments together with available borrowings under its bank line of credit and unsecured promissory note facility will be sufficient to meet its liquidity and capital spending requirements for at least the next twelve months. In addition, if desirable or necessary, Sipex may seek to raise additional capital through the sale of debt or equity. There can be no assurances, however, that future borrowings and capital resources will be available on favorable terms or at all. In addition, pursuant to the terms of the merger agreement with Exar, Sipex would need Exar’s consent to issue debt or equity securities or to incur indebtedness for borrowed money, with the exception that Sipex may borrow under the Loan and Security Agreement with Silicon Valley Bank and the Securities Purchase Agreement with Rodfre provided that it gives Exar advance notice of the terms and conditions of such borrowing. Sipex’s cash flows are highly dependent on demand for its products, timing of orders and shipments with key customers and its ability to manage its working capital, especially inventory and accounts receivable, as well as controlling its production and operating costs in line with its revenue.

Off-Balance Sheet Arrangements

As of March 31, 2007, Sipex had no off-balance sheet arrangements as defined in Item 303(a) (4) of the SEC’s Regulation S-K except for the $1,265,000 security deposit in the form of irrevocable standby letter of credit issued to Mission West Properties, L.P. as described under “Interest Rate Risk.”

Contractual Obligations

Sipex’s contractual obligations and commitments at March 31, 2007 are as follows (in thousands):

	Payment Due by Period
	Total	Less Than 1 Year	1–3 Years	3–5 Years	More Than 5 Years
Sipex convertible notes payable (1):
Principal	$30,000	$—	$—	$—	$30,000
Interest	33,182	1,832	3,300	3,300	24,750
Long-term lease financing obligation (2)	5,470	1,339	2,796	1,335	—
Restructuring liability (3)	628	628	—	—	—
Operating leases (4)	1,497	663	551	283	—
Purchase commitment — PolarFab	1,996	1,996	—	—	—
Purchase commitment — Episil Technology	1,275	1,275	—	—	—
Purchase commitment — Cadence Design	760	682	78	—	—
Purchase commitment — Mentor Graphics	384	166	218	—	—
Other (5)	571	565	6	—	—

Total	$75,763	$9,146	$6,949	$4,918	$54,750

Note:	The table above excludes the liability for unrecognized income tax benefit of approximately $320,000 at March 31, 2007 since Sipex cannot predict with reasonable reliability the timing of cash settlements with the respective taxing authorities.

(1)	$30.0 million Sipex convertible notes issued on May 18, 2006 due May 18, 2026 with 5.5% interest payable semi-annually on May 15 and November 15 of each year beginning on November 15, 2006.
(2)	Lease payments (excluding $11.2 million estimated final obligation settlement with the lessor by returning the Hillview facility at the end of the lease term) due on Sipex’s Hillview facility in Milpitas, California under a 5-year Standard Form Lease agreement signed with Mission West Properties L.P. on March 9, 2006.
(3)	Represents estimated lease payments with related costs for the unused and subleased portions of Sipex’s Billerica, Massachusetts facility.
(4)	Includes lease payments related to the used portion of Sipex’s facility at its Billerica, Massachusetts facility.
(5)	Includes licensing, R&D contract and testing services with various vendors.

Effect of Recent Accounting Pronouncements

Please refer to Note 2 of Sipex’s condensed consolidated financial statements for the quarter ended March 31, 2007 and Note 2 to Sipex’s consolidated financial statements for fiscal year 2006, each as Annex H to this joint proxy statement/prospectus, for a discussion of the expected impact of recently issued accounting standards.

Quantitative and Qualitative Disclosure about Market Risk

Market Risk

Sipex invests excess cash in financial investments that are sensitive to market risks as part of its investment strategy. None of these market-sensitive instruments are held for trading purposes. Sipex does not own derivative financial instruments in its portfolio. The investment portfolio contains instruments that are subject to the risk of a decline in interest rates. As required by its investment policy, available funds are invested in a manner that assures maximum safety and liquidity and, secondarily, maximizes yield within such constraints.

Interest Rate Risk

Sipex’s financial investments consist primarily of high quality commercial paper and money market funds. Sipex management believes it has no material exposure to interest rate risk.

Sipex’s exposure to market risk for changes in interest rates relates primarily to the increase or decrease in the amount of interest income Sipex can earn on its investment portfolio and interest expense charged on borrowings. Sipex does not use derivative financial instruments or engage in hedging activities in its investment portfolio. Sipex ensures the safety and preservation of its invested principal funds by limiting default risks, market risk and reinvestment risk. Sipex mitigates default risk by investing in safe and high-credit quality securities.

Sipex had short-term investment securities of $399,000 as of March 31, 2007. Sipex’s short-term investments consisted of highly liquid investments with original maturities at the date of purchase of 91 days. These investments are subject to interest rate risk and will fall in value if market interest rates increase. Sipex believes a hypothetical increase in market interest rates by 10% from levels at March 31, 2007, would cause the fair value of these short-term investments to fall by an immaterial amount. Since Sipex is not required to sell these investments before maturity, Sipex has the ability to avoid realizing losses on these investments due to a sudden change in market interest rates. On the other hand, declines in the interest rates over time will reduce its interest income.

On March 9, 2006, Sipex entered into an Agreement for Purchase and Sale of Real Property with Mission West Properties, L.P. The agreement provides for the sale of its Hillview facility to Mission West Properties, L.P. for a price of $13.4 million in cash (net proceeds of $12.6 million). Simultaneously, Sipex entered into a Standard Form Lease agreement to lease back the Hillview facility from Mission West Properties, L.P. Sipex provided a security deposit of $1,265,000 in the form of an irrevocable standby letter of credit issued to Mission West Properties, L.P.; accordingly, Sipex has accounted for this sale and leaseback transaction as a financing transaction shown on the consolidated balance sheet as “lease financing obligation.” An effective interest rate of 9.3%, which approximates its estimated borrowing rate, is used to record the interest expense over the lease term of 60 months with average lease payments of approximately $1.4 million per year. Since the interest rate of this transaction was fixed, a hypothetical 10% increase in interest rates will not have a material effect on its financials.

On May 16, 2006 Sipex placed $30.0 million of the Sipex convertible notes. The notes provide for a fixed interest rate of 5.5%, which has been increased to, and currently fixed at 6.7% as a result of its failure to meet certain conditions. A hypothetical 10% increase in interest rates will not have a material effect on its financials. A more detailed description of the terms of the Sipex convertible notes is provided in Note 13 to Sipex’s condensed financial statements for the fiscal quarter ended March 31, 2007 and Note 12 to its consolidated financial statements included for the fiscal year ended December 30, 2006, each included in Annex H of this joint proxy statement/prospectus.

Sipex has a Loan and Security Agreement with Silicon Valley Bank which provides Sipex with a line of credit up to $5.0 million and charges interest at the bank’s prime rate or LIBOR rate. However, Sipex does not believe that a hypothetical increase in market interest rates by 10% from current levels would result in a material increase in its overall expenses. As part of the agreement, in addition to the $5.0 million secured revolving line of credit, Sipex borrowed $2.0 million under a separate term loan during December 2006, of which $167,000 was paid in the first quarter of 2007. Interest accrues at a fixed rate of 9.25% per annum.

Sipex has a promissory note facility with Rodfre which provides it with the ability to issue up to $10.0 million of promissory notes that would charge interest at the rate of 9% per annum. Since the interest rate is fixed in the promissory notes to be issued under the facility with Rodfre, a hypothetical 10% increase in interest rates will not have a material effect in Sipex’s expenses under this promissory note facility, nor will it have a material effect on its financials.

Foreign Currency Exchange Risk

The majority of Sipex’s sales, expense, and capital purchasing activities are transacted in U.S. dollars. However, since a portion of its operations consists of sales activities outside of the U.S., Sipex enters into transactions in other currencies. Sipex is primarily exposed to changes in exchange rates for the euro, British pound, Japanese yen, Canadian dollar and South Korean won. Currently, Sipex has no plan to enter into any foreign currency hedging program since the amounts involved have not been material. Foreign currency fluctuations did not have a material impact on Sipex’s consolidated financial position, results of operations or cash flows in for the quarters ended March 31, 2007 and April 1, 2006 or for fiscal years 2006, 2005 and 2004.

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

The following unaudited pro forma combined condensed financial statements are based on the historical financial statements of Exar and Sipex after giving effect to the acquisition of Sipex by Exar using the purchase method of accounting and applying the assumptions and adjustments described in the accompanying notes.

The unaudited pro forma combined condensed statements of operations for the twelve months ended March 31, 2007 are presented as if the merger had occurred on April 1, 2006. The unaudited pro forma combined condensed balance sheet is presented as if the merger had occurred on March 31, 2007. You should read this information in conjunction with the:

•	accompanying notes to the Unaudited Pro Forma Combined Condensed Financial Statements;

•

separate historical financial statements of Exar as of and for the fiscal year ended March 31, 2007, included in the Exar annual report on Form 10-K for the fiscal year ended March 31, 2007, which is incorporated by reference into this joint proxy statement/prospectus (see “Where You Can Find More Information”); and

•

separate historical financial statements of Sipex as of and for the three months ended March 31, 2007 and the fiscal year ended December 30, 2006, which are included as Annex H in this joint proxy statement/prospectus.

The pro forma information presented is for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have been realized if the merger had been completed on the dates indicated, nor is it indicative of future operating results or financial position. The pro forma adjustments are based upon available information and certain assumptions that Exar believes are reasonable.

The unaudited pro forma combined condensed financial statements do not include the effects of:

•	any gross margin improvement in future quarters due to scale and leveraging of Exar and Sipex supply chains;

•	any operating efficiencies or cost savings; or

•

cash expenditures for restructuring and integration activities, and retention bonuses, which cannot be reasonably estimated at this time as planning for these activities is in the early stages and their impact cannot be fully determined at this time (See Note 3).

Pursuant to the purchase method of accounting, the total estimated purchase price, calculated as described in Note 1 to these unaudited pro forma combined condensed financial statements, has been preliminarily allocated to assets acquired and liabilities assumed based on their respective fair values. Exar’s management has determined the preliminary fair value of the intangible assets and tangible assets acquired and liabilities assumed at the pro forma balance sheet date. The fair value of unearned stock compensation was based on a price of $13.97 per Exar share. Any differences between the fair value of the consideration issued and the fair value of the assets acquired and liabilities assumed will be recorded as goodwill. Since these unaudited pro forma combined condensed financial statements have been prepared based on preliminary estimates of fair values attributable to the merger, the actual amounts recorded for the merger may differ materially from the information presented. These allocations are subject to change pending further review of the fair value of the assets acquired and liabilities assumed as well as the impact of potential restructuring activities and actual transaction costs. Additionally, the fair value of assets acquired and liabilities assumed may be materially impacted by the results of Sipex’s operations up to the closing date of the merger.

Since the final valuation associated with unearned compensation related to stock options held by Sipex employees will be calculated as of the closing date of the merger, the amount allocated to this item may change materially depending on the price of Exar common stock or the number of Sipex unvested options as of the closing date. Based on the fair value of Exar common stock beginning two days before and ending two days after the announcement date of the merger of $13.97 per share, the amount of the compensation charge Exar would record associated with current Sipex employees would be approximately $3.0 million in the first year after the closing of the merger with the remaining $4.1 million recorded over the second, third and fourth years after the closing of the merger.

Exar and Sipex have different fiscal year ends, which end on March 31 and December 30, respectively.

The unaudited pro forma combined condensed statement of operations for the twelve months ended March 31, 2007 has been derived from:

•	the audited historical consolidated statement of operations of Exar for the year ended March 31, 2007; and

•	the unaudited historical condensed consolidated statement of operations of Sipex for the twelve months ended March 31, 2007.

The unaudited pro forma combined condensed balance sheet as of March 31, 2007 has been derived from:

•	the audited historical consolidated balance sheet of Exar as of March 31, 2007; and

•	the unaudited historical condensed consolidated balance sheet of Sipex as of March 31, 2007.

Unaudited Pro Forma Combined Condensed Statement of Operations

	Historical
	Exar	Sipex
	Twelve Months Ended March 31,		Pro Forma Adjustments		Pro Forma Combined
	2007	2007
	(In thousands, except per share amounts)
Net sales:
Net sales	$68,502	$44,188	$(13,922	)(a)	$98,768
Net sales, related party	—	33,567	13,922	(a)	47,489

Total net sales	68,502	77,755	—		146,257

Cost of sales:
Product cost of sales	21,008	37,998	(3,564	)(b)	55,442
Product cost of sales, related party	—	25,772	3,631	(b)	29,403
Amortization of purchased intangible assets	960	—	8,000	(c)	8,960

Total cost of sales	21,968	63,770	8,067		93,805
Gross profit	46,534	13,985	(8,067)		52,452

Operating expenses:
Research and development	25,838	15,522	(532	)(d)	40,828
Selling, general and administrative	24,925	27,594	(196	)(e)	52,323
Restructuring	—	1,619	—		1,619
Impairment of fixed assets	—	12	—		12
Amortization of intangible assets	—	—	4,000	(f)	4,000

Total operating expenses	50,763	44,747	3,272		98,782
Loss from operations	(4,229)	(30,762)	(11,339)		(46,330)

Other income, net:
Interest income and other, net	16,526	844	—		17,370
Interest expense	—	(3,697)	(1,291	)(g)	(4,988)
Other-than-temporary loss on long-term investments	(957)	—	—		(957)

Total other income, net	15,569	(2,853)	(1,291)		11,425

Income before income taxes	11,340	(33,615)	(12,630)		(34,905)
Provision (benefit) for income taxes	3,316	110	(3,012	)(h)	414

Net income (loss)	$8,024	$(33,725)	$(9,618)		$(35,319)

Earnings (loss) per share:
Basic earnings (loss) per share	$0.22				$(0.70)

Diluted earnings (loss) per share	$0.22				$(0.70)

Shares used in the computation of earnings per share:
Basic	36,255		14,377	(i)	50,632

Diluted	36,480		14,152	(i)	50,632

Unaudited Pro Forma Combined Condensed Balance Sheet

	Historical
	Exar	Sipex
	March 31,		Pro Forma Adjustments		Pro Forma Combined
	2007	2007
	(In thousands)
ASSETS
Current assets:
Cash, cash equivalents and short-term investments	$356,079	$8,534	$—		$364,613
Restricted cash	—	350	—		350
Accounts receivable, net	4,366	4,432	(352	)(j)	8,446
Accounts receivable, related party, net	—	2,865	352	(j)	3,217
Inventories	4,779	15,790	795	(k)	21,364
Prepaid expenses and other current assets	6,071	1,383	3,114	(l)	10,568

Total current assets	371,295	33,354	3,909		408,558
Property, plant and equipment, net	25,404	19,686	1,043	(m)	46,133
Restricted cash—noncurrent	—	57	—		57
Goodwill	5,190	—	154,759	(n)	159,949
Intangible assets, net	5,451	—	66,000	(n)	71,451
Other non-current assets	13,834	204	(14,526	)(o)	(488)

Total assets	$421,174	$53,301	$211,185		$685,660

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	$14,227	$26,393	240	(p)	40,860
Long-term obligations	191	39,311	2,013	(q)	41,515

Total liabilities	14,418	65,704	2,253		82,375
Stockholders’ equity:
Common stock	451,088	236,993	(24,052	)(r)	664,029
Accumulated other comprehensive loss	76	(19)	19	(r)	76
Retained earnings (accumulated deficit)	98,164	(249,377)	232,965	(r)	81,752
Treasury stock	(142,572)	—	—		(142,572)

Total stockholders’ equity	406,756	(12,403)	208,932		603,285

Total liabilities and stockholders’ equity	$421,174	$53,301	$211,185		$685,660

1. Basis of Presentation

On May 7, 2007, Exar and Sipex entered into a definitive merger agreement under which Sipex will become a wholly-owned subsidiary of Exar in a transaction to be accounted for using the purchase method of accounting. The total estimated purchase price of approximately $223.9 million is comprised of Exar common stock; assumed stock options, assumed stock warrants and the conversion of one-half of the Sipex convertible notes as part of the acquisition; and direct transaction costs.

The unaudited pro forma combined condensed balance sheet is presented to give effect to the merger as if the transaction had been consummated on March 31, 2007. The statements of operations are presented as if the transaction had been consummated on April 1, 2006. The unaudited pro forma combined condensed balance sheet provides for the issuance of approximately 14.4 million shares of Exar common stock, based upon a fixed exchange ratio of 0.6679 shares of Exar common stock for each outstanding share of Sipex common stock as of May 7, 2007 and for each share of Sipex common stock to be issued in connection with the conversion of the Sipex convertible notes under the Lock-Up and Standstill Agreement dated May 7, 2007 between Exar and

Rodfre Holdings LLC, an affiliate of Future Electronics (which requires Rodfre to convert all of its outstanding Sipex convertible notes representing one-half of the total amount of Sipex convertible notes outstanding into Sipex common stock immediately prior to the merger). Future Electronics is a related party and its affiliates own approximately 8.6 million shares or 46% of Sipex’s outstanding common stock as of March 31, 2007. Sipex has a distribution agreement that provides for Future Electronics to act as the Company’s sole distributor for certain products within North America and Europe. The actual number of shares of Exar common stock to be issued will be determined based on the actual number of shares of Sipex common stock outstanding at the closing date of the merger. Under the purchase method of accounting, the fair value of the total consideration was determined using an average of Exar’s closing share prices beginning two days before and ending two days after May 8, 2007, the date on which the merger was announced or $13.97 per share. Based on a fixed exchange ratio of 0.6679 shares of Exar common stock for each outstanding share of Sipex common stock and the total number of Sipex options outstanding at May 7, 2007, Exar would assume Sipex options covering an equivalent of approximately 2.4 million shares of Exar common stock. The actual number of Sipex options to be assumed will be determined based on the actual number of Sipex outstanding options as of the closing date.

The fair value of the stock options was determined using the Black-Scholes option pricing model and the following assumptions: fair value of Exar common stock of $13.97, expected volatility of 25% to 38%, expected life of one to five years, risk-free interest rate of 4.55% to 4.91%, and the expected dividend yields of 0%. The fair value of the unvested assumed options was calculated using the SFAS 123(R) requirement to include a forfeiture rate assumption of which Exar used a rate of 3% to 5%.

The total estimated purchase price for the merger is as follows (in thousands):

Estimated fair value of Exar common shares to be issued	$200,909
Estimated fair value of options and warrants assumed	19,086
Estimated direct acquisition costs	3,873

Total estimated purchase price	$223,868

Preliminary Estimated Purchase Price Allocation

The preliminary allocation of the purchase price to Sipex’s tangible and identifiable intangible assets acquired and liabilities assumed was based on their estimated fair values. The fair value of unearned stock compensation was based on the fair value of Exar common stock beginning two days before and ending two days after May 8, 2007. The valuation of these tangible and identifiable intangible assets and liabilities is subject to further management review and may change materially between the preliminary valuation date and the closing date of the merger. Further adjustments to these estimates may be included in the final allocation of the purchase price of Sipex, if the adjustment is determined within the purchase price allocation period (up to twelve months from the closing date).

The excess of the purchase price over the tangible and identifiable intangible assets acquired and liabilities assumed has been allocated to goodwill. The combination is expected to significantly enhance Exar’s prospects by creating meaningful scale and greater opportunities for growth in the communications, consumer, and industrial markets, within the high margin, mixed signal semiconductor market. Exar believes its leadership in communications based connectivity products is synergistic to the interface and power business at Sipex. In addition, the transaction could result in significant cross-selling opportunities, particularly in Asia. Lastly, it is expected to provide an opportunity for the combined company to have a distributed, low-cost workforce closer to the customer base. These factors primarily contributed to a purchase price in excess of the fair value of the net tangible assets of Sipex acquired that resulted in goodwill. In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized but will be tested for impairment at least annually. Exar can provide no assurance that the amount of goodwill reflected in these pro forma financial statements will not change as a result of changes to the allocation of the purchase price as management completes its review and analysis of Sipex.

The total purchase price of approximately $223.9 million does not include the effect of restructuring activities because it cannot be estimated at this time.

The estimated purchase price has been allocated as follows (in thousands):

As of March 31, 2007
Tangible net liabilities acquired	$(8,945)
Identifiable intangible assets	66,000
In-process research and development	5,000
Unearned stock compensation	7,054
Goodwill	154,759

Total estimated purchase price	$223,868

Tangible assets acquired and liabilities assumed

Exar has estimated the fair value of tangible assets acquired and liabilities assumed. Some of these estimates are subject to change; particularly those estimates relating to inventory, deferred taxes, property plant and equipment and Sipex convertible notes. These estimates are based on a preliminary valuation as of May 7, 2007 and are subject to further review by management, which may result in material adjustments. Furthermore, the fair values of the assets acquired and liabilities assumed may be affected and materially changed by the results of Sipex’s operations and changes in market values up to the closing date of the merger. In addition, the unaudited pro forma combined condensed financial statements do not reflect adjustments to liabilities that will result from expected restructuring activities after the merger closes, as planning for these activities is still in the early stages and therefore, the resulting costs cannot be fully estimated at present.

Identifiable intangible assets

A preliminary estimate of $66.0 million has been allocated to identifiable intangible assets. Based on initial estimates that are subject to change. Exar management expects the identifiable intangible asset categories to include (in millions):

Existing technology	$35.0
Patents/core technology	8.0
Customer relationships	21.0
Trade name/trademarks	2.0

$66.0

The estimated fair value attributed to existing technology, which is related to Sipex’s existing products in Power Management, Interface, and Optical Storage product families, was determined based on an estimate of the discounted cash flow forecast utilizing an 18% discount rate. The remaining useful life was estimated to be five years based on consideration of historical experience with the rate of change of technology in the various industry segments, analysis of the current product roadmap, and the projected pattern of undiscounted cash flows.

The estimated fair value of the acquired patents/core technology, which is related to a combination of patented and proprietary core architectures, was determined based on a variation of the income approach, known as the royalty savings method. The estimated royalty savings were determined using an assumed royalty rate of 3% of revenue and a discount rate of 18%. The remaining useful lives were estimated to be five to seven years based on consideration of historical experience with the rate of change of technology in the various industry segments, analysis of the life cycles of the existing and IPR&D products that will leverage the patents/core technology, and the projected pattern of undiscounted cash flows.

The estimated fair value attributed to customer relationships, which are related to Sipex’ established distributor and to a lesser extent direct customer relationships, was estimated based on a discounted cash flow forecast using an 18% discount rate. The remaining useful life was estimated to be seven to ten years based on consideration of historical experience with customer attrition and design wins, and the projected pattern of undiscounted cash flows.

The estimated fair value of the trade name/trademarks was determined based on a variation of the income approach, known as the royalty savings method. The estimated royalty savings were determined using an assumed royalty rate of 0.5% of revenue and a discount rate of 18%. The remaining useful life was estimated to be five to seven years based on consideration of historical experience with the rate of change of technology in the various product segments and potential for future brand migration.

In-process research and development

In-process research and development, or IPRD, represents Sipex’s research and development projects that had not reached technological feasibility and had no alternative future use when acquired. Using the income approach to value the IPRD, Exar estimates that $5 million of the purchase price represents purchased in-process technology. Due to its non-recurring nature, the IPRD expense has been excluded from the unaudited pro forma combined condensed statements of operations. The IPRD costs will be expensed in Exar’s consolidated financial statements in the period in which the transaction closes.

The in-process technology relates to development projects currently underway at Sipex regarding its Interface and Power Management product families. Within Interface, specific projects relate to new products in its Multiprotocol and RS 485 families. Within Power Management, development activities relate to the commercialization of its Digital Power technology, LED Drivers, DC-DC Regulators and Controllers. All of these projects require further development and testing to bring up to full volume production. IPR&D projects for Interface is expected to require $4 million to complete with expected revenue generation beginning late in calendar year 2007. IPR&D projects for Power Management is expected to require $7 million to complete with expected revenue generation beginning late in calendar year 2007.

The preliminary estimate of the IPR&D of $5.0 million was determined by using the sum of the discounted expected future cash flows attributable to the in-process technology, taking into account the stage of completion, estimated costs to complete, utilization of patents and core technology, the risks related to successful completion, and the markets served. The cash flows derived from the IPR&D were discounted at discount rates ranging from 20% to 22%. The percentage of completion for these projects ranged from 63% to 67%.

If the projects discussed above are not successfully developed, the sales and profitability of the combined company may be adversely affected in future periods.

2. Pro forma adjustments

The following pro forma adjustments are included in the unaudited pro forma combined condensed statements of operations and the unaudited pro forma combined condensed balance sheet:

(a) Adjustments associated with related party net sales (in thousands):

Twelve Months Ended March 31, 2007
Reclassification of certain Exar net sales as net sales, related party	$(13,922)
Reclassification of certain Exar net sales as net sales, related party	13,922

$—

(b) Adjustments to cost of sales (in thousands):

Twelve Months Ended March 31, 2007
Reclassification of certain Exar cost of sales as cost of sales, related party	$(3,605)
To eliminate share based compensation expense recorded by Sipex under SFAS 123-(R), “Share-Based Payment” (“SFAS 123(R)”)	(196)
To record amortization of unearned compensation related to Sipex options assumed	237

$(3,564)

Twelve Months Ended March 31, 2007
To reclassify cost of sales to related party to cost of sales	$3,605
To eliminate share based compensation expense recorded by Sipex under SFAS 123(R)	(131)
To record amortization of unearned compensation related to Sipex options assumed	157

Total	$3,631

(c) Adjustment to amortization of purchased intangible assets (in thousands):

Twelve Months Ended March 31, 2007
To record amortization of identified intangibles assets	$8,000

(d) Adjustments to research and development (in thousands):

Twelve Months Ended March 31, 2007
To eliminate share based compensation expense recorded by Sipex under SFAS 123(R)	$(1,112)
To record amortization of unearned compensation related to Sipex options assumed	580

Total	$(532)

(e) Adjustments to expenses for selling, general and administrative (in thousands):

Twelve Months Ended March 31, 2007
To eliminate share based compensation expense recorded by Sipex under SFAS 123(R)	$(2,175)
To record amortization of unearned compensation related to Sipex options assumed	1,979
To record depreciation expense relating to the increase in the fair value of Sipex’s building	10

Total	$(196)

(f) Adjustments to amortization of intangibles (in thousands):

Twelve Months Ended March 31, 2007
To record amortization of identified intangibles assets	$4,000

(g) Included in the adjustments to interest expense is an adjustment to eliminate that portion of Sipex’s interest expense associated with the Sipex convertible notes held by Rodfre Holdings LLC, incurred during the period from April 1, 2006 through March 31, 2007.

The adjustments to interest expense (in thousands):

Twelve Months Ended March 31, 2007
To record interest expense on the increase in basis of Sipex’s lease financing obligation	$25
To reduce interest expense related to the conversion of the Sipex convertible notes	(1,316)

Total	$(1,291)

(h) The pro forma income taxes adjustment reflects foreign and state taxes on a combined basis, which could not be reduced by jurisdictional net operating losses and tax credits. The adjustment is as follows (in thousands):

Twelve Months Ended March 31, 2007
To record income taxes on a combined basis	$(3,012)

(i) The pro forma number of shares used in the basic and diluted per share calculations for the twelve months ended March 31, 2007 reflects the weighted average number of shares of Exar common stock for the period presented combined with the number of shares of outstanding Sipex common stock at May 7, 2007, adjusted to reflect the exchange ratio of 0.6679 of a share of Exar common stock for each share of Sipex common stock, and approximately 1.9 million Exar shares attributable to the conversion of the Sipex convertible notes held by Rodfre, as required pursuant to the Lock-Up and Standstill Agreement, into approximately 2.8 million shares of Sipex common stock adjusted to reflect the exchange ratio of 0.6679 Exar common shares for each outstanding share of Sipex common stock.

(j) Adjustments to accounts receivable to reflect related party transactions (in thousands):

As of March 31, 2007
To reclassify Exar’s net accounts receivable to accounts receivable related party	$(352)
To reclassify Exar’s net accounts receivable to accounts receivable related party	352

$—

(k) Adjustments to inventories (in thousands):

As of March 31, 2007
To record the fair value adjustments for inventory acquired from Sipex	$795

(l) On a combined basis, the combined company would have incurred cumulative losses in recent years. Exar determined that this negative evidence was sufficient enough to conclude that it was more likely than not that the net deferred tax asset (“DTA”) except for those DTAs which would be utilized as a result of the future reversals of existing taxable temporary differences (e.g., deferred tax liabilities related to non-goodwill intangibles and other temporary differences) would not be realizable. Accordingly, the pro forma adjustments herein and in (o) below reflect sufficient valuation allowance so that the combined balance sheet reflects no net deferred tax asset or liability as of March 31, 2007. Adjustment to prepaid expenses and other current assets (in thousands):

As of March 31, 2007
To record a valuation allowance on Exar’s current deferred tax assets	$(809)
To record the release of valuation allowance to offset identifiable intangible deferred tax liability	3,923

$3,114

(m) Adjustment to property, plant and equipment (in thousands):

As of March 31, 2007
To record the fair value adjustment of Sipex’s land and building	$1,043

(n) Adjustments to goodwill and intangible assets (in thousands):

As of March 31, 2007
To record the preliminary purchase price allocation to goodwill	$154,759
To record the preliminary purchase price allocation to intangible assets	66,000

Total	$220,759

(o) Adjustments to other non-current assets (in thousands):

As of March 31, 2007
To record a valuation allowance on Exar’s non-current deferred tax assets	$(10,602)
To record a deferred tax liability on acquired non-goodwill intangibles netted against deferred tax asset herein	(25,740)
To record the release of valuation allowance to offset identifiable intangible deferred tax liability	21,816

$(14,526)

(p) Included in current liability adjustments is an adjustment to eliminate Sipex’s deferred income because, in accordance with EITF 01-3 “Accounting in a Business Combination for Deferred Revenue of an Acquiree”, a legal performance obligation is not being assumed by Exar with respect to product held by Sipex’s distributors at the time of the acquisition. The current liabilities adjustments also include an adjustment to record the estimated liability assumed by Exar related to price protection and stock rotation rights, to which the distributors are entitled for Sipex products held by the distributors at the time of the acquisition.

Adjustments to current liabilities (in thousands):

As of March 31, 2007
To record the accrual of direct acquisition related costs included in the purchase price	$3,873
To record accrual of Sipex’s transaction costs	2,700
To eliminate Sipex’s deferred income, related party	(5,689)
To eliminate Sipex’s deferred income	(2,459)
To record the liability associated with price protection and returns associated with Sipex distributor inventory	1,815

Total	$240

(q) Included in the adjustments to long-term obligations is the estimated fair value of the Sipex convertible notes. The fair value was calculated as the sum of value of the common stock received upon conversion plus interest payments accrued and unpaid through an assumed conversion date, which is currently expected to occur prior to September 30, 2007. The adjustments to long-term obligations (in thousands):

As of March 31, 2007
To record the fair value adjustment for the lease financing obligation	$1,248
To reflect the conversion of Sipex’s convertible notes held by related party	(13,299)
To record the fair value adjustment for Sipex's convertible notes held by non-affiliated party	14,064

Total	$2,013

(r) Adjustments to shareholders’ equity (in thousands):

As of March 31, 2007
To record the fair value of Exar common shares issued	$200,909
To record the fair value of Sipex options and warrants assumed	12,032
To record the immediate write-off of IPRD	(5,000)
To record the valuation allowance against Exar deferred tax assets	(11,412)
To eliminate Sipex stockholders’ equity	12,403

Total	$208,932

3. Restructuring costs related to post-merger Exar activities

As part of combining the two companies, Exar expects to incur significant restructuring costs during the year commencing with the closing of the merger. The unaudited pro forma combined condensed financial statements do not reflect adjustments related to these restructuring costs, as management of Exar and Sipex have not yet determined all of the restructuring activities and therefore, estimates of these costs cannot be determined at this time. Certain liabilities associated with these restructuring activities will be recognized in the opening balance sheet in accordance with EITF Issue No 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination,” and will result in an increase in goodwill.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF SIPEX

The following table sets forth as of May 7, 2007 information to the best of Sipex’s knowledge, with respect to the beneficial ownership of Sipex’s common stock by (i) each person who is known to Sipex to be the beneficial owner of more than five percent of its common stock, (ii) each director of Sipex, (iii) each of Sipex’s named executive officers and (iv) all directors and executive officers of Sipex as a group. Applicable percentage ownership in the table is based on 18,727,741 shares of Sipex common stock outstanding as of May 7, 2007. All shares of Sipex’s common stock subject to options, warrants or conversion rights currently exercisable or exercisable within 60 days of May 7, 2007, are deemed to be outstanding for the purpose of computing the percentage of ownership of the person holding such options, but are not deemed to be outstanding for computing the percentage of ownership of any other person. Except as otherwise indicated in the footnotes to the table, the beneficial owners listed have sole voting and investment power (subject to community property laws where applicable) as to all of the shares beneficially owned by them. Unless otherwise indicated, the address for each of the stockholders below is Sipex Corporation, 233 South Hillview Drive, Milpitas, CA 95035.

Beneficial Owner	Number of Shares Beneficially Owned	Shares that holder has the right to acquire upon exercise of warrant, option, or conversion right within 60 days of May 7, 2007	Total Beneficially Owned	Percent of Beneficial Ownership
5% Stockholders
Alonim Investments, Inc. (1) 237 Hymus Blvd. Montreal (Pointe-Claire) Quebec H9R 5C7 Canada	8,567,876	2,798,508	11,366,384	52.8%
Pequot Capital Management, Inc. (2) 500 Nyala Farm Road Westport, CT 06880	1,161,929	—	1,161,929	6.2%
Wasatch Advisors, Inc. (3) 150 Social Hall Avenue, 4th Floor Salt Lake City, UT 84111	949,845	—	949,845	5.1%
Dimensional Fund Advisors, L.P. (4) 1299 Ocean Avenue, 11th Floor Santa Monica, CA 90401	820,835	—	820,835	4.4%
Directors and Executive Officers
Ralph Schmitt	—	250,000	250,000	1.3%
Lee Cleveland (5)	8,200	100,000	108,200	*
Edward Lam	—	92,968	92,968	*
Clyde R. Wallin	—	84,635	84,635	*
Joel Camarda	—	52,083	52,083	*
John Arnold(6)	3,000	26,564	29,564	*
Brian Hilton	—	24,688	24,688	*
Thomas P. Redfern	—	19,064	19,064	*
Lamar Schaeffer	300	12,500	12,500	*
Alan F. Krock	—	3,750	3,750	*
Daniel G. Casey	—	3,750	3,750	*
Pierre Guilbault	—	3,750	3,750	*
All directors and executive officers as a group (12 persons)	11,500	673,752	684,952	3.5%

(1)

Based on information provided in a Schedule 13D/A filed with the SEC on May 14, 2007 and recent information from Alonim Investments, Inc., Alonim Investments, Inc. had sole dispositive power of 8,567,876 shares, and sole voting power of 8,567,876 shares.

2,798,508 shares are issuable upon conversion of Sipex convertible notes held by an affiliate of Alonim Investments, Rodfre Holdings, LLC. However, note that if all other note holders of the Sipex convertible notes converted their notes and exercised their warrants for an aggregate of 3,218,284 shares issuable upon conversion or exercise, Alonim Investments, Inc.’s percent of class would be 45.9%.

(2)	Based solely on information provided in a Schedule 13G filed with the SEC on February 14, 2007, Pequot Capital Management, Inc. had sole dispositive power of 1,161,929 shares, and sole voting power of 1,161,929 shares.

(3)	Based solely on information provided in a Schedule 13G filed with the SEC on February 14, 2005, Wasatch Advisors, Inc. had sole dispositive power of 949,845 shares, and sole voting power of 949,845 shares.

(4)	Based solely on information provided in a Schedule 13G/A filed with the SEC on February 9, 2007, Dimensional Fund Advisors, L.P. had sole dispositive power of 820,835 shares, and sole voting power of 820,835 shares.

(5)	Based on information provided in a Form 3 filed with the SEC on October 1, 2005.

(6)	Based on information provided in a Form 4 filed with the SEC on March 2, 2004.

*	Less than 1% beneficial ownership

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF EXAR

The following table sets forth, as of April 30, 2007, certain information with respect to the beneficial ownership of Exar common stock by (i) each stockholder known by Exar to be the beneficial owner of more than 5% of Exar common stock, (ii) each of the directors of Exar, (iii) each of the executive officers of Exar named in the Summary Compensation Table below, and (iv) all of Exar’s directors and such named executive officers as a group. Unless otherwise indicated, to Exar’s knowledge, all persons listed below have sole voting and investment power with respect to their shares of Exar common stock, expect to the extent authority is shared by spouses under applicable law. Beneficial ownership is determined under the rules and regulations of the SEC. Applicable percentage ownership in the table is based on 37,615,299 shares of Exar common stock outstanding as of April 30, 2007. In computing the number and percentage of shares beneficially owned by a particular person, shares of Exar common stock subject to options currently exercisable, or exercisable within sixty (60) days of April 30, 2007, are counted as outstanding, while these shares are not counted as outstanding for computing the percentage ownership of any other person.

Beneficial Owner(1)	Number of Shares Beneficially Owned	Shares that holder has the right to acquire upon exercise of option within 60 days of April 30, 2007	Total Beneficially Owned	Percent of Beneficial Ownership
5% Stockholders
Royce and Associates, LLC (2) 1414 Avenue of Americas New York, NY 10019	2,580,139	—	2,580,139	7.16%
Barclays Global Investor, NA (3) 45 Fremont Street San Francisco, CA 94105	1,854,318	—	1,854,318	5.15%
Alliance Capital Management L.P. (4) 1290 Avenue of the Americas New York, NY 10104	3,941,982	—	3,941,982	10.94%
Dimensional Fund Advisors, Inc. (5) 1299 Ocean Ave, 11th Floor Santa Monica, CA 90401	3,225,615	—	3,225,615	8.95%
Directors and Executive Officers
Guy W. Adams	114,500	18,000	132,500	*
Richard L. Leza, Sr.	9,750	18,000	27,750	*
John S. McFarlane	12,000	77,825	89,825	*
Oscar Rodriguez	5,500	18,000	23,500	*
Pete Rodriguez	10,000	18,000	28,000	*
Mir B. Ghaderi	23,950	240,974	264,924	*
J. Scott Kamsler	35,167	—	35,167	*
Thomas R. Melendrez	29,315	216,000	245,315	*
Stephen W. Michael	41,618	162,000	203,618	*
Levent Ozcolak	20,597	69,396	89,993	*
Roubik Gregorian (6)	85,809	750,167	835,976	2.27%
Ronald W. Guire (6)	25,545	—	25,545	*
All Executive Officers and Non-Employee Director as a group (12 persons)	413,751	1,588,362	2,002,113	5.32%

*	Less than 1%.

(1)	Unless otherwise indicated, the address of each of the named individuals is c/o Exar Corporation, 48720 Kato Road, Fremont, CA 94538.

(2)	Based on Schedule 13G/A filed with the SEC on January 19, 2007, Royce and Associates, LLC has sole voting power and sole dispositive power with respect to 2,580,139 shares.

(3)	Based on Schedule 13G filed with the SEC on January 23, 2007. Barclays Global Investors, NA. has 662,828 sole voting power and 797,328 sole dispositive power with respect to 797,328 shares. Barclays Global Fund Advisors has sole voting power and sole dispositive power with respect to 1,033,584 shares. Barclays Global Investors, Ltd. has sole voting power and sole dispositive power with respect to 23,406 shares.
(4)	Based on Schedule 13G/A filed with the SEC on February 13, 2007. Alliance Capital Management L.P. has 2,883,796 sole voting power and 3,941,982 sole dispositive power with respect to 3,941,982 shares.
(5)	Based on Schedule 13G/A filed with the SEC on February 9, 2007. Dimensional Fund Advisors, Inc. has sole voting power and sole dispositive power with respect to 3,225,615 shares.

(6)	No longer a current executive officer or director of Exar.

MANAGEMENT OF EXAR AFTER THE MERGER

Directors

Upon completion of the merger, Exar’s board of directors will be increased from six to eight members and three of the current members of Sipex’s board of directors will be appointed to Exar’s board of directors and will serve until Exar’s next stockholders meeting. The following individuals are the current members of Sipex’s board of directors who will be appointed to Exar’s board of directors at the effective time:

Name	Age
Ralph Schmitt	46
Pierre Guilbault	53
Brian Hilton	64

Mr. Schmitt is chief executive officer of Sipex and has been a director since June 2005. At the effective time of the merger, Mr. Schmitt will be hired as president and chief executive officer of Exar. Mr. Schmitt received his BSEE from Rutgers University and began his career as a Computer and Communications System Hardware Designer. Prior to joining Sipex, Mr. Schmitt was the vice president of Sales and Marketing at Cypress where he was responsible for the transformation of the organization and strategy from a product-based to a market-based approach. Throughout his career he has had considerable market exposure to the Asian market place as well as broad end markets including wireless, wireline, computation, consumer and industrial. Mr. Schmitt has also served on the boards of Cypress subsidiaries, Silicon Light Machines and Cypress Microsystems, and on the boards of privately held companies like Azanda Networks and Stargen.

Mr. Hilton is chairman of Sipex’s board of directors and has been a director since 2004. He has over 35 years of experience in the semiconductor industry. Most recently, Mr. Hilton was president of Avnet Electronics Marketing, a global electronics distributor. In this role, Mr. Hilton was responsible for building Avnet’s Asian business and expanding their presence in Europe, the Middle East and Africa. Prior to Avnet, Mr. Hilton spent 30 years at Motorola Inc., reaching the position of corporate vice president and director of worldwide sales and marketing for Motorola’s Semiconductor Products Sector (SPS). Mr. Hilton serves on Sipex’s board of director’s audit committee, compensation committee and nominating and corporate governance committee.

Mr. Guilbault was appointed to Sipex’s board of directors in September 2006. He has been with Future Electronics, Sipex’s largest distributor and an affiliate of Sipex’s largest stockholder, since 2002 as executive vice president and chief financial officer. Prior to joining Future, he was executive vice president and chief financial officer of Steinberg, Inc., Executive Vice President and chief financial officer of My Virtual Model, Inc. and executive vice president and chief financial officer of Motion International, Inc.

Executive Officers

Upon completion of the merger, two of Sipex’s current executive officers will serve as executive officers of Exar. Ralph Schmitt has agreed, pursuant to an employment agreement entered into with Exar, to serve as the president and chief executive officer of Exar effective as of the effective time of the merger for a period of two years, with one-year automatic renewal periods unless either party gives the other 60 days notice prior to expiration of the initial term or any renewal period. Also at the effective time of the merger, Edward Lam will become senior vice president, product lines of Exar.

Ed Lam, age 46, is senior vice president, marketing and business development at Sipex. Mr. Lam joined Sipex in September 2005, and has over 20 years of analog semiconductor industry experience with National Semiconductor Corporation. Mr. Lam earned his BSEE from San Francisco State University.

Compensation Discussion and Analysis

Introduction

This compensation discussion and analysis discusses the compensation policies and programs for Sipex’s named executive officers who will serve as executive officers of Exar upon the completion of the merger, the process for reviewing and determining amounts paid to those officers, and the governance oversight behind the decisions Sipex has made in 2006.

The named executive officers for 2006 of Sipex that will serve as executive officers of Exar upon the completion of the merger are as follows:

•	Ralph Schmitt, chief executive officer of Sipex

•	Ed Lam, senior vice president, marketing and business development of Sipex

Compensation Philosophy

Sipex’s executive compensation program is designed to help it attract, motivate and retain qualified executives by providing a market competitive compensation opportunity where rewards are significantly linked to individual and corporate performance while ensuring that the interests of its executives are closely linked to those of Sipex stockholders.

Sipex’s programs are designed to provide appropriate incentives to maximize the value created for its stockholders as reflected by its short- and long-term financial and operating performance. Sipex has reflected this by including those metrics as part of its annual incentive plan and through its use of stock options as the primary equity vehicle to align executive equity compensation with long-term stock appreciation. Sipex strives to establish performance objective criteria, evaluate results and establish each component of pay for its decision makers based upon company and individual performance.

In order to meet these objectives, Sipex has chosen the following components for its executive compensation program to reflect Sipex’s compensation philosophy:

•

Base salaries—the fixed component of executive compensation, set according to the individual’s role and skills against typical market practices for like positions at similar companies. Sipex considers practices to reflect the “typical market practices” if they are within a range of the median to the 75th percentile of market data for companies in its industry, local market, and of similar size. Base salaries are reviewed annually and adjusted with consideration given to the individual’s performance and the affordability of pay increases to Sipex.

•

Variable short-term compensation/annual bonus—a plan that rewards company, group or team and/or individual performance based on the successful achievement of established financial and operating performance measures (profitability and operating profit improvement, revenue growth, gross margin improvement) tied to Sipex’s Annual Operating Plan (its annual financial plan and budget) goals and objectives, succession planning and development and recruitment and employee retention. Overall profitability of Sipex, however, is the primary determinant of whether, and how much, any bonuses are paid to executives.

•

Long-term compensation/equity/stock options—stock option grants, under the long term component of executive compensation, are designed to incentivize and reward executive officers and key employees for delivering value to Sipex stockholders over a longer period of time. As is typical in its industry, Sipex places more emphasis on the equity component of the executive compensation.

•

Benefits—a comprehensive benefits program including cost sharing for medical and dental plans, company paid life and disability insurance, a flexible 401(k) Tax Deferred Saving Plan including company match and an Employee Stock Purchase Plan. The benefits provided to its executives are the same as those made available to all Sipex employees.

•

Severance arrangements and change in control agreements/provisions—are in place to provide a reasonable level of post-termination compensation to mitigate the risk of involuntary termination or changes in control of Sipex, so that executives are encouraged to focus on the business at hand.

•

Other special compensation or arrangements—are not emphasized at Sipex. Facts and circumstances may warrant certain payments such as housing and relocation for key individuals if it is in Sipex’s best interests in attracting or retaining that executive.

Sipex strives to have a balanced approach to its executive compensation program with each pay element designed to play a specific integrated role. Its mix of pay allocated to base salary, cash incentive opportunities and equity is based upon the typical practices found in its industry and rewards for the achievement of strategic goals and objectives, with an emphasis on returning to profitability.

In 2006, Sipex did not achieve its key goals. Accordingly, its named executives voluntarily recommended that they not be considered for annual salary increases and were awarded no bonus payouts for 2006 results. Consistent with its emphasis on equity compensation, stock option grants were made to all the named executive officers excluding the chief executive officer in order to provide an incentive to move towards profitability as well as to serve as a retention tool.

Corporate Governance

Compensation Committee Authority

Executive officer compensation is administered by the compensation committee of Sipex’s board of directors, which is composed of two independent members, Brian Hilton who is the compensation committee chairman and Thomas Redfern. Mr. Hilton joined this committee in September 2006. Prior to Mr. Hilton’s joining the committee, the committee consisted of Mr. Lionel Olmer and Mr. Redfern. Both Mr. Hilton and Mr. Redfern approved the 2006 compensation arrangements described in this compensation discussion and analysis. Mr. Guilbault, a non-independent director representing Sipex’s largest stockholder, is an observer to this committee. Mr. Guilbault’s role is to provide input, opinion and perspective of a major stockholder, but the committee is in no way bound to act on Mr. Guilbault’s recommendations, and he does not have approval over or voting power on the committee. Sipex’s board of directors appoints the committee members and delegates to the compensation committee the following responsibilities and authority, among other matters:

•

To annually review and approve annual base salaries, annual incentive bonus, including the specific goals and amount, equity compensation, employment agreements, severance arrangements, and change in control provisions, and any other benefits, compensation or arrangements, for the chief executive officer and the other executive officers. In doing so, the compensation committee may consider as appropriate factors such as financial and operating performance, the alignment of the interests of the executive officers and Sipex stockholders, the performance of its common stock and its ability to attract and retain qualified individuals.

•

To annually make recommendations about compensation issues to Sipex’s board of directors for final review and approval, including approval by a majority of the independent directors of the board of directors. In doing so, the compensation committee makes regular reports to Sipex’s board of directors.

•

To act, in its discretion, as administrator of Sipex’s existing employee benefit plans and any future employee benefit plans adopted and approved by its board of directors and stockholders, and if appropriate, make recommendations to Sipex’s board of directors with respect to incentive compensation plans.

•

To review and approve the compensation policy for the directors of Sipex, subject to the approval by the full board of directors and to approve the fees members of the compensation committee are entitled to receive for their service as compensation committee members.

•

To prepare a report (to be included in Sipex’s proxy statement and annual report on Form 10-K) which describes: (a) the criteria on which compensation paid to the chief executive officer for the last completed fiscal year was based; (b) the relationship of such compensation to Sipex’s performance; and (c) the compensation committee’s executive compensation policies applicable to its named executive officers.

•

To review and reassess the adequacy of the compensation committee charter annually and recommend any proposed changes to the board of directors for approval as well as review its own performance annually.

•

To retain and terminate, with sole authority, any compensation consultant to be used by Sipex to assist in the evaluation of chief executive officer or executive officer compensation. The compensation committee has sole authority to approve the consultant’s fees and other retention terms and also has authority to obtain advice and assistance from internal or external legal, accounting or other advisors. The compensation committee did not retain the assistance of a compensation consultant in exercising its duties in 2006.

Sipex’s board of directors has determined that Mr. Hilton and Mr. Redfern are independent under the listing standards of the Nasdaq Capital Market, the SEC rules and the relevant securities laws, and that each member is an “outside director” as defined in Section 162(m) of the Internal Revenue Code.

The compensation committee meets at least monthly and met twenty-three (23) times in 2006. Monthly meetings provide the forum for approval of equity grants which are generally considered on a monthly basis. Additional meetings in 2006 were conducted to discuss and approve matters related to determination and approval of non-executive retention bonuses, executive stock option grants, new-hire stock option awards, and changes to the equity plan and other equity grant amendments to non-executive employees. Sipex’s chief executive officer, general counsel, and stock administrator were in attendance at the majority of the meetings and its vice president of human resources has attended as requested. Sipex’s chief executive officer did not attend the compensation committee meetings when the matters of his compensation were discussed.

Compensation Review Process

Sipex’s compensation committee is responsible for reviewing and approving all compensation decisions as they relate to its executive officers as well as recommending changes to its equity plan and practices to Sipex’s board of directors.

The compensation committee prepares a written performance evaluation for its chief executive officer, with input from the board of directors, by utilizing the Harvard Business Review’s description of five key tasks (define the business, recruit the team, arrange financing, set the culture and shape the product strategy) of reviewing performance of the chief executive officer, who then responses to the committee in a written statement.

Management’s Role in Compensation Decisions

Sipex’s chief executive officer prepares recommendations regarding annual adjustments in base salary, achievement of bonus awards and whether stock option grants should be made for the executive team (except the chief executive officer). The chief executive officer’s recommendations are reviewed with the compensation committee for approval. The recommendations take into account a variety of interrelated factors including achievement of its financial and operating performance goals, individual performance and contribution to company successes, market competitive pressures, business conditions, the status of current equity grants with regards to vesting and retention value, and the recommendations’ potential financial impact to Sipex.

Recommendations regarding changes to the chief executive officer’s compensation follow the same methodology as that of other named officers; however, his performance is evaluated and recommendations regarding any changes in compensation arrangements are independently prepared by the compensation committee. The compensation committee reviews these recommendations and approves any changes to the chief executive officer’s compensation arrangements.

Recommendations are then submitted for the final approval by Sipex’s board of directors and require approval by the majority of the independent directors.

Sources of Competitive Data

Sipex believes it is in its stockholders’ best interests to ensure its executive compensation plans are competitive with those of other companies seeking to attract similar levels of talent and experience. Sipex’s last formal competitive executive pay study was conducted in 2002 and utilized market data from Radford survey (AON Consulting) and compared its compensation to those reported by the following company groupings:

•	San Francisco Bay Area companies—444 companies reported

•	Semiconductor companies—136 companies reported

•	Companies with $49.9 to $100.0 million in revenues—127 companies reported

Based on the market data obtained, in 2002 Sipex developed market competitive salary ranges for all positions, including the executives. Since that time, these ranges were updated annually based on the market median movement of salary structures as reported by the Radford survey.

Elements of Executive Compensation and Decisions Made in 2006

Base Salary Adjustments

Executive salaries are established upon hire based on a number of factors including the individuals’ current pay levels, relevant experience, expected contribution, and the competitive marketplace as referenced under the Sources of Competitive Data. Sipex targets its executive salaries to a range based on market median to the 75th percentile, but exceptions are sometimes made based on its needs to attract certain executives with special skills and qualifications.

Base salaries are reviewed annually and adjustments are made to recognize and reward individual contributions and performance, and recognize the impact of the position within Sipex’s organizational structure as well as to reflect competitive market forces necessary to retain executive talent. Any base salary adjustment is considered in connection with Sipex’s profitability and what it can afford.

As a result of Sipex’s performance in 2006, its named executives did not receive salary increases. The compensation committee believes their current base salaries are appropriately set according to Sipex’s philosophy and in line with its financial results for the year. Thus far, no changes to the executive salaries have been made in 2007.

Cash Incentives and Total Cash Compensation

Cash incentives are designed to motivate Sipex’s executives to meet its quarterly and annual financial and operating goals and to reward the achievement of these goals. Consistent with its pay for performance culture, annual bonus payouts are not guaranteed, and are based on Sipex’s performance and the achievements of its executives. The actual bonus payment awards for the named executives are determined by the compensation committee and approved by the board of directors. Ultimately, Sipex’s overall profitability dictates whether bonuses are paid, and to what extent, regardless of whether specific objectives have been achieved.

However, in 2005, the chief executive officer recommended and the compensation committee approved that a 2nd Half 2005 Executive Bonus Program be established. Under this plan, no profitability component was established in order to allow Sipex to provide a reward to its executives in recognition of their efforts in restructuring and turning around the company. The objectives, and related weightings, established for the second half of 2005 were:

•	Revenue improvement each quarter (10%)

•	Spending—less than $19 million (10%)

•	Fab transition deliverables (20%)

•	Complete financial restatement (20%)

•	Secure cash alternative (15%)

•	New company strategy documented and established (5%)

•	Inventory reduction per the Annual Plan (5%)

•	Introduction of new products per the Annual Plan (5%)

•	Quality metrics per the Annual Plan (5%)

•	Information technology deliverables per the Annual Plan (5%)

Each executive received a target bonus opportunity as defined by a percentage of their base salaries. These targets were based on the market data obtained from the Radford survey.

It was determined by the chief executive officer and recommended to, and approved by the board of directors, that executives had achieved 65% of their objectives at the end of fiscal 2005, which resulted in bonus payouts for all named executives of 65% of their target bonus amounts.

The following table outlines the 2005 target bonus levels, target bonus amounts and the actual payments received by Mr. Schmitt and Mr. Lam, the two Sipex executives that will become executive officers of Exar upon completion of the merger. Mr. Schmitt’s target opportunity was voluntary reduced due to higher than forecasted losses during that period.

Executive	Target Bonus as % of Salary	Target Bonus Amount ($)	Amount Paid Out ($)
Ralph Schmitt	50%	$200,000 (voluntarily reduced to $100,000)	$65,000
Ed Lam	40%	$58,000	$37,700

These bonus payments were made in January 2006 and are reported in the Summary Compensation Table below.

A new bonus plan, the Key Employee Incentive Plan (referred to in this joint proxy statement/prospectus as the “KEIP”), was designed in 2006 to closely link actual rewards to achievement of key financial and operating goals. However, this plan has not been finalized and approved by the compensation committee. It has been designed to payout only when Sipex achieves profitability and then to the extent that the specific, quantifiable objectives are achieved. Because Sipex did not expect to achieve profitability in 2006, the plan was not finalized or approved by the compensation committee. It is Sipex’s intent to gain approval for and finalize this plan as it approaches profitability.

Equity Grants

Stock options, serving as Sipex’s long-term incentive pay element, are granted to align interests of its executives and stockholders and provide a reward for increases in share value. By issuing stock options, the executives only receive value if Sipex’s stock price rises above that of the options’ strike price which is set at the fair market value as of the closing price of the shares on the date of grant. Sipex has not utilized discounted options where the strike price is below that of the share price on the date of grant, as this approach of providing a built-in-value at grant would be counter to its pay-for-performance culture.

Consistent with its philosophy of paying for performance, no executive is entitled to an automatic annual equity grant. Recommendations regarding the number of stock options to be granted take into account each executive’s contribution to Sipex’s performance, their ability to influence future performance, relative role of the position within Sipex’s organizational structure, their current equity holdings and the extent to which prior grants are vested, current in-the-money gains, competitive market practices, financial impact on Sipex’s profitability and dilution of its stockholders.

Generally, Sipex’s stock option awards to all employees, including its named executive officers, are scheduled to vest in equal amounts over four years; 25% is vested on the first year’s anniversary date of the grant then 1/48th of the award vests monthly thereafter in each case subject to continued service through the applicable service date. Options awarded expire ten years from the date of the grant. In general, pursuant to Sipex’s stock option plan agreements, in the event of a change in control, and if the existing options are not assumed by the acquiring company, then participants become fully vested in all option awards that will be exercisable for fifteen days from receiving a notice of this event. As a result of the merger, each option to purchase Sipex common stock outstanding immediately before the completion of the merger will automatically become an option to purchase shares of Exar common stock, for an adjusted number of shares and with an adjusted exercise price based on the exchange ratio, and, accordingly, there will be no acceleration of vesting of options unless specified in a separate employment agreement. See “Interests of Certain Persons in the Merger.”

Sipex does not have a set annual policy related to the timing and size of employee stock options grants. In December of 2006, Mr. Lam, along with other named executive officers of Sipex, received options to purchase additional shares. Mr. Lam received options to purchase 25,000 shares. The grants were recommended by the chief executive officer based on several factors including the total pool of shares approved for equity grants by the compensation committee and Sipex’s board of directors, the level of the executive as it related to other levels in the organization and the executives’ current stock option holdings. The grants were reflective of Sipex’s emphasis on equity compensation and the desire to provide the executive team with an incentive to continue their efforts in restructuring Sipex and improving its performance. The absence of adjustments to cash compensation in 2006 was also considered.

Sipex does not have equity ownership requirements for its executives nor for its outside directors.

Executive Benefits and Perquisites

With the exception of one housing allowance arrangement (paid to Richard Hawron whose employment terminated in January 2007) to assist in his commuting expenses between the U.S. and Canada, Sipex’s executive officers do not receive any other benefits or perquisites beyond those broadly offered to other employees. No additional benefits, perquisites or supplemental payments were made in 2006 nor are anticipated in 2007.

Sipex employees receive medical, dental, vision, life and disability insurance benefits, eligibility to participate in a flexible spending account and to receive company’s contributions under 401(k) Tax Deferred Saving Plan and an Employee Stock Purchase Plan.

Employment Agreements and Post Employment Termination Benefits

Consistent with practices typical for Sipex’s industry, and to mitigate some of the risk associated with joining a company in the historically volatile semiconductor industry, Sipex provides employment agreements to certain key officers that contain post-employment termination benefits, including termination benefits connected with change in control events. All agreements provide for “at will” employment and describe the role, base salary, annual bonus opportunity and initial equity grants made to each executive. They also include Sipex’s standard Confidential Information and Invention Assignment Agreement which protects Sipex’s proprietary property and knowledge. Additionally, the definition of a change in control is an event that changes 60% or more of the voting power of shares, changes composition of Sipex’s board of directors by a more than half over a two year period or the sale or disposition of most of Sipex’s assets.

Individual provisions for the named executives vary based on arms-length, individually negotiated terms stated in their offer letter agreements.

Employment Agreement between Exar and Mr. Schmitt

On May 7, 2007, Mr. Schmitt entered into an employment agreement with Exar pursuant to which he has agreed to serve as the president and chief executive officer of Exar effective as of the effective time of the merger. See the section entitled, “The Merger–Interests of Certain Persons in the Merger,” for a summary of the employment agreement that will become effective upon the completion of the merger.

Offer Letter for Mr. Schmitt

Unless and until the merger is completed, Mr. Schmitt’s compensation is governed by the offer letter agreement with Sipex dated June 7, 2005. This agreement provides that Mr. Schmitt will serve as chief executive officer of Sipex and as a member of its board of directors. His initial base salary was set at $400,000 with a target annual bonus opportunity of $400,000.

The agreement also provides for salary continuation for 12 months in the event of involuntary termination without cause prior to a change in control or more than 12 months after a change in control. In addition, had the involuntary termination without cause occurred within the first year of the agreement, 25% of the shares subject to outstanding stock option awards would have vested and became exercisable for 12 months following the termination.

If involuntary termination without cause had occurred within 12 months following a change in control, severance payments provide for salary continuation for 12 months and full acceleration of all unvested stock option awards that will be exercisable for 12 months following the termination.

The agreement also states that all options will become unexercisable in the event of termination for cause, which is defined as failure to perform duties, acts of dishonesty or fraud, conviction of a crime, violation of state or federal laws, breach of obligations or confidentiality or termination of the business.

Offer Letter for Mr. Lam

Mr. Lam’s terms of employment as senior vice president, product lines of Exar upon the completion of the merger have not yet been determined. Mr. Lam’s current terms of employment are governed by an offer letter agreement with Sipex dated August 24, 2005. The agreement provides that Mr. Lam receive an initial base salary of $287,000 and the opportunity to participate in the annual bonus plan once Sipex has returned to profitability.

In the event of involuntary termination without cause prior to a change in control or more than 12 months after a change in control, it provides for severance benefits of salary continuation for 12 months. In addition, had the termination occurred within the first year of the agreement, 25% of the shares subject to outstanding stock option awards would have become exercisable.

In the event of involuntary termination without cause within 12 months following change in control, it provides for severance benefits of salary continuation for 12 months and acceleration of 50% of unvested stock option awards that will be exercisable for 12 months.

While not explicitly stated in the executives’ offer letter agreements, it is implied by Sipex’s past practices that in addition to the provisions described above, these executives are entitled to receive COBRA continuation for the period of time during which the salary continuation occurs.

Sipex has implemented these programs in order to ensure it is able to continue to attract and retain top talent as well as ensure that during the uncertainty associated with involuntary termination not for cause or a change in control of Sipex, the executives remain focused on their responsibilities and ensure a maximum return for the stockholders.

Sipex’s equity plan incorporates provisions for change of control as well as voluntary and involuntary termination associated with death, disability or misconduct. These provisions apply to all participants. Sipex’s executives are entitled to only those additional benefits not available to other plan participants as described in their employment agreements. The provisions were developed to be competitive with high technology industry practices. Full definitions regarding the specific provisions and triggering events are outlined in Sipex’s equity plans.

Tables depicting the post termination compensation arrangements for Sipex’s named executive officers who will serve as executive officers of Exar upon completion of the merger are included in the “Executive Compensation” section below.

Accounting and Tax Considerations

In designing its compensation programs, Sipex takes into consideration the accounting and tax effect that each element will or may have on Sipex and the named executives. Sipex aims to keep the expense related to its compensation programs as a whole within its affordability levels. Sipex recognizes a charge to earnings for accounting purposes when stock options are granted. Sipex also considers the fact that its 401(k) Plan provides tax-advantaged retirement planning vehicles for its executives.

Sipex does not provide its named executives with a gross-up or other reimbursement for tax amounts the executive might pay pursuant to Section 280G of the Internal Revenue Code. Section 280G and related Internal Revenue Code sections provide that executive officers, directors who hold significant stockholder interests and certain other service providers could be subject to significant additional taxes if they receive payments or benefits in connection with a change in control that exceeds certain limits, and that Sipex could lose a deduction on the amounts subject to the additional tax.

In addition, under Section 162(m) of the Internal Revenue Code, Sipex cannot deduct, for federal income tax purposes, compensation in excess of $1,000,000 paid to certain executive officers. This deduction limitation does not apply, however, to compensation that constitutes “qualified performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code. Sipex has considered the limitations on deductions imposed by Section 162(m) of the Internal Revenue Code, and it is Sipex’s intention that, for so long as it is consistent with its overall compensation objective, substantially all executive compensation is designed to be “qualified performance-based compensation” and therefore tax deductible under Section 162(m). All of Sipex’s executive compensation expenses were deductible in 2006.

Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2006, with respect to the directors of Sipex who will serve as directors of Exar, Mr. Hilton was a member of the Sipex compensation committee (beginning September 2006) and

Mr. Guilbault was an observer to the committee. As a non-independent director representing Future, an affiliate of Sipex’s largest shareholder, Mr. Guilbault’s role is to provide input, opinion and perspective of a major shareholder, but the compensation committee is in no way bound to act on Mr. Guilbault’s recommendations, and he does not have approval over or voting power on the committee. In connection with his appointment as director, Mr. Guilbault has also agreed to excuse himself from any Sipex board of directors discussions that relate to transactions between Sipex and Future. Neither of these individuals is a current or former employee or officer of Sipex. No executive officer of Sipex served on the Sipex board of directors or compensation committee of any other entity that has one or more executive officers serving as a member of Sipex’s board of directors or compensation committee.

Concurrently with the execution of the merger agreement, Messrs. Schmitt, Hilton and Guilbault, as affiliates of Sipex, entered into voting agreements with Exar pursuant to which, among other things, they have agreed to vote in favor of the merger all shares of Sipex common stock which they are entitled to vote, unless the merger agreement is terminated, and they also entered into affiliate agreements with Exar pursuant to which each of them has agreed not to sell, transfer or otherwise dispose of Exar common stock in violation of the Securities Act or the rules and regulations of the SEC. For more information on these agreements, see the sections entitled “The Merger Agreement and Related Agreements—The Voting Agreements” and “The Merger Agreement and Related Agreements—The Affiliate Agreements.”

Executive Compensation

Summary Compensation Table

The following table sets forth information concerning the compensation of Sipex’s chief executive officer, Mr. Schmitt, and one of its three most highly paid executive officers, Mr. Lam, who served in such capacities during the fiscal year ending December 31, 2006 and who will serve as executive officers of Exar upon the completion of the merger:

Name and Principal Position	Year	Salary ($)	Bonus (1) ($)	Stock Awards ($)	Option Awards (2) ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (3) ($)	All Other Compensation (4) ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Ralph Schmitt Chief Executive Officer	2006	$400,000	$65,000		$275,280	—	—	$—	$740,280
Ed Lam Sr. VP, Marketing & Business Development	2006	$287,000	$37,700		$143,632	—	—	$6,071	$474,404

(1)	Represents the short-term incentive awards earned under The 2nd Half 2005 Bonus Program payout performance.
(2)	This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2006 fiscal year for the fair value options granted in 2006 as well as prior fiscal years, in accordance with SFAS 123R. Pursuant to the SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.
(3)	This column represents the sum of the change in pension value and non-qualified deferred compensation earnings in 2006 for each of the named executives. Nonqualified plans are not available to Sipex executives.
(4)	The All Other Compensation column represents matching contributions to the named executive’s 401(k) savings account of 1.5% of pay up to the limitations imposed under IRS rules.

Grants of Plan-Based Awards in 2006

The following table provides information about equity and non-equity awards granted to the named executives in 2006 who will serve as executive officers of Exar upon completion of the merger:

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(1)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Ralph Schmitt Chief Executive Officer	None	—	—	—	—	—	—	—	—	—	—
Ed Lam Sr. VP, Marketing & Business Development	12/4/2006	—	—	—	—	—	—	—	25,000	$8.50	$158,135

(1)	The value of a stock option award is based on the fair value as of the grant date of such award determined pursuant to FAS 123R. The exercise price for all options granted to the named executive officers is 100% of the fair market value of the shares on the grant date. Regardless of the value placed on a stock option on the grant date, the actual value of the option will depend on the market value of Sipex common stock at such date in the future when the option is exercised. The proceeds to be paid to the individual following this exercise do not include the option exercise price.

Outstanding Equity Awards at 2006 Fiscal Year-End

The following table provides information on the current holdings of stock option awards by the named executives who will serve as officers of Exar upon completion of the merger. This table includes unexercised and unvested option awards. Each equity grant is shown separately for each named executive.

	Option Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
(a)			(b)	(c)	(d)	(e)	(f)
Ralph Schmitt Chief Executive Officer	6/27/2005		187,500	312,500	—	$3.40	6/27/2015
Ed Lam Sr. VP, Marketing & Business Development	9/19/2005	(1)	66,406	146,094	—	$4.00	9/19/2015
	12/4/2006		—	25,000	—	$8.50	12/4/2016

Total			66,406	171,094

(1)	These grants were made as a part of the Sipex Option Reprice Program that took place in September 2005.

For all option awards in the above table, 25% of each award vests one year from the date of grant then 1/48th of the award on a monthly basis for the remainder of a four year period.

Option Exercises and Stock Vested in Fiscal 2006

Among the named executives of Sipex who will serve as officers of Exar upon completion of the merger, none of them exercised any stock option holdings during 2006.

Pension Benefits in Fiscal 2006

The named executive officers of Sipex received no benefits in fiscal 2006 from Sipex under any defined benefit pension plan or nonqualified, supplemental executive retirement program.

Nonqualified Deferred Compensation in Fiscal 2006

Sipex does not offer any nonqualified deferred compensation program to its executives or any employees of the company.

Other Potential Post-Employment Payments

As described in this compensation discussion and analysis, some of Sipex’s named executives who will serve as officers of Exar upon the completion of the merger receive severance payments and benefits under certain termination events generally including involuntary termination and involuntary or termination without cause including in connection with a change in control event. The information below quantifies certain compensation that would become payable under existing plans and arrangements if the named executive’s employment had terminated on December 31, 2006, given the named executive’s compensation as of such date and, if applicable, based on Sipex’s closing stock price on that date. These benefits are in addition to benefits available generally to salaried employees, such as distributions under Sipex’s 401(k) savings plan, disability benefits and accrued vacation pay.

Due to the number of factors that affect the nature and amount of any benefits provided upon the events discussed below, any actual amounts paid or distributed may be different. Factors that could affect these amounts include the timing during the year of any such event and Sipex’s stock price.

Termination Scenarios

Ralph Schmitt	Chief Executive Officer

	Change in Control (1)	Voluntary	Death	Disability	Involuntary With Cause	Involuntary Without Cause	Retirement
Severance (2)	$400,000	—	—	—	—	$400,000	—
Intrinsic Value of Accelerated Equity (3)	$1,943,750	—	—	—	—	—	—
Intrinsic Value of Current Exercisable Equity (4)	$1,166,250	$1,166,250	$1,166,250	$1,166,250	—	$1,166,250	$1,166,250
Health Benefits (5)	$16,653	—	—	—	—	$16,653	—
Total Benefit to Employee (6)	$3,526,653	$1,166,250	$1,166,250	$1,166,250	—	$1,582,903	$1,166,250
Total Termination Benefits	$2,360,403	—	—	—	—	$416,653	—

(1)	Change in Control and all terminations are assumed to occur on December 31, 2006.
(2)	Represents 12 months of base salary.
(3)	Value of unvested options accelerated 100% upon involuntary termination within 12 months of change in control at December 31, 2006 @ $9.62/share price. Options are exercisable for 12 months following termination.
(4)	Current value of shares owned as of December 31, 2006 @ $9.62/share price (direct and indirect ownership).
(5)	Represents current monthly COBRA rates which are paid by the employer through the term of the severance award (12 months).
(6)	Total termination benefits are the total benefit to employees less the intrinsic value of current exercisable equity.

Ed Lam	Sr. VP, Marketing & Business Development

	Change in Control (1)	Voluntary	Death	Disability	Involuntary With Cause	Involuntary Without Cause	Retirement
Severance (2)	$287,000	—	—	—	—	$287,000	—
Intrinsic Value of Accelerated Equity (3)	$424,524	—	—	—	—	—	—
Intrinsic Value of Current Exercisable Equity (4)	$373,202	$373,202	$373,202	$373,202	—	$373,202	$373,202
Health Benefits (5)	$16,653	—	—	—	—	$16,653	—
Total Benefit to Employee	$1,101,379	$373,202	$373,202	$373,202	—	$676,855	$373,202
Total Termination Benefits (6)	$728,177	—	—	—	—	$303,653	—

(1)	Change in Control and all terminations are assumed to occur on 12/31/2006.
(2)	Represents 12 months of base salary.
(3)	Value of unvested options 50% of which are accelerated upon involuntary termination and CIC at 12/31/06 @ $9.62/share price. Options are exercisable for 12 months following the termination.
(4)	Current value of shares owned as of 12/31/06 @ $9.62/share price (direct and indirect ownership).
(5)	Represents current monthly COBRA rates which are paid by the employer through the term of the severance award (12 months).
(6)	Total termination benefits are the total benefit to employees less the intrinsic value of current exercisable equity.

Non-Management Directors’ Compensation for Fiscal 2006

Sipex’s non-employee directors’ compensation program is designed in a way that helps Sipex compensate its directors fairly, pay directors for work required for a company of Sipex’s size and scope, aligns directors’ interests with the long-term interests of shareowners with a structure that is simple, transparent and easy to understand.

The table below presents each element of Sipex’s non-management directors’ compensation package:

Annual Cash Retainer	$28,000
Additional Audit Committee Chair Retainer	$10,000
Additional Audit Committee Retainer	$4,000
Additional Compensation Committee Chair Retainer	$2,000
New Director Stock Option Grant	22,500 stock options vesting one-fourth on each anniversary date of the grant
Annual Stock Option Grant	10,000 stock options vesting quarterly over 1 year

The following table shows compensation information for Sipex’s current non-employee directors for fiscal 2006 who will serve as directors of Exar upon completion of the merger:

Name	Fees Earned or Paid in Cash (1) ($)	Stock Awards (2) ($)	Option Awards (3) ($)	Non-Equity Incentive Plan Compensation (2) ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings (2)	All Other Compensation (4) ($)	Total
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)
Brian Hilton	$32,500	—	$27,888	—	—	—	$60,388
Pierre Guilbault	$14,000	—	$11,736	—	—	—	$25,736

(1)	This column reports the amount of cash compensation earned in 2006 for board and committee service.
(2)	No stock awards or Non-Equity Incentive Plan compensation were made in 2006. Sipex does not provide any retirement or other benefits/perquisites to its non-employee board members (other than direct business expense reimbursement).
(3)	This column represents the dollar amount recognized for financial statement reporting purposes with respect to the 2006 fiscal year for the fair value of stock options previously granted to the directors. The fair value was estimated using the Black-Scholes option-pricing model in accordance with SFAS 123R.
(4)	No other compensation was provided.

As of December 30, 2006, the outstanding stock option awards held by Mr. Hilton was 28,750 and Mr. Guilbault was 16,250. As of May 7, 2007, the outstanding stock option awards held by Mr. Hilton was 24,688 and Mr. Guilbault was 3,750.

Certain Relationships, Related Transactions and Director Independence

On September 8, 2006, Sipex appointed Mr. Guilbault to Sipex’s board of directors. As discussed below, Sipex’s board of directors has determined that Mr. Guilbault is not independent within the meaning of Rule 4200(a) (15) of the Nasdaq Market Rules by virtue of his relationship with Future, an affiliate of Sipex’s largest stockholder and its largest distributor. Accordingly, Sipex’s board of directors did not and does not expect to appoint him to any standing committees of Sipex’s board of directors, although he does serve as an observer on the compensation committee as described above. In connection with his appointment as director, Mr. Guilbault has agreed to excuse himself from any of Sipex’s board of directors discussions that relate to transactions between Sipex and Future.

Concurrently with the execution of the merger agreement, Messrs. Schmitt, Hilton and Guilbault, as affiliates of Sipex, entered into voting agreements with Exar pursuant to which, among other things, they have agreed to vote in favor of the merger all shares of Sipex common stock which they are entitled to vote, unless the merger agreement is terminated, and they also entered into affiliate agreements with Exar pursuant to which each of them has agreed not to sell, transfer or otherwise dispose of Exar common stock in violation of the Securities Act or the rules and regulations of the SEC. For more information on these agreements, see the sections entitled “The Merger Agreement and Related Agreements—The Voting Agreements” and “The Merger Agreement and Related Agreements–The Affiliate Agreements.”

Director Independence

With respect to the current directors of Sipex who will serve as directors of Exar upon the completion of the merger, Sipex’s board of directors has affirmatively determined that only Mr. Hilton was independent of Sipex and its management under the corporate governance standards of the Nasdaq Capital Market. On September 8, 2006, Sipex’s board of directors determined that Mr. Guilbault did not qualify as an “independent director” under the corporate governance standards of the Nasdaq Capital Market, due to his relationship with Future, Sipex’s largest distributor and the exclusive distributor of its products in North America and Europe, and an affiliate of Alonim Investments, Inc., Sipex’s largest stockholder. Upon the appointment of Mr. Schmitt as a director, Sipex’s board of directors determined that his status as an employee or chief executive officer of Sipex did not qualify him as an “independent director” under the corporate governance standards of the Nasdaq Capital Market.

COMPARISON OF RIGHTS OF HOLDERS OF SIPEX COMMON STOCK AND EXAR

COMMON STOCK

Upon completion of the merger, holders of Sipex common stock will become entitled to receive Exar common stock. Both Exar and Sipex are corporations organized under the laws of the state of Delaware.

The following is a summary of some material differences between the rights of holders of Exar common stock and the holders of Sipex common stock. These differences arise from differences between the Exar certificate of incorporation, bylaws and stockholders’ agreement, on the one hand, and the Sipex certificate of incorporation and bylaws, on the other hand. This summary is qualified by the full text of each document. For information as to how to get those documents, see “Where You Can Find Additional Information.”

Authorized Capital Stock

Exar. The authorized capital stock of Exar consists of: (i) 100,000,000 shares of common stock, par value $.0001 per share and (ii) 2,250,000 shares of preferred stock, par value $.0001 per share.

Sipex. The authorized capital stock of Sipex consists of 60,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share.

Voting Rights

Exar. Each holder of Exar common stock is entitled to one vote per share on all matters submitted to a vote of stockholders. Only holders of Exar common stock are entitled to vote for the election of directors. Holders of Exar common stock have no cumulative voting rights and no preemptive rights.

Sipex. Holders of Sipex common stock are entitled to one vote per share on all matters to be voted upon by stockholders. Shares of Sipex common stock have no cumulative voting rights and no preemptive rights.

Size of the Board of Directors

Exar. The amended and restated certificate of incorporation of Exar, as amended, provides that the board of directors shall consist of one or more members as fixed from time to time by resolution of the board of directors. The directors are divided into three classes designated as Class I, Class II and Class III, respectively. Directors are assigned to each class in accordance with a resolution or resolutions adopted by the Board of directors. However, the directors will cease to be divided into classes as of Exar’s annual meeting of stockholders for 2008. At each annual meeting of stockholders after and including the 2008 annual meeting, all directors shall be up for election at each annual meeting to serve a one year term until the next annual meeting.

The bylaws of Exar provide that the board of directors shall have the authority to determine the number of directors and fix the terms of office for the directors.

Sipex. The restated certificate of incorporation of Sipex provides that the number of directors shall be fixed from time to time exclusively by the board of directors pursuant to a resolution duly adopted by a majority of the board of directors. The directors are divided into three classes designated as Class I, Class II and Class III, to be as nearly equal in number as possible and with each class serving a staggered three year term. Class I was elected for a term expiring at the first annual meeting of stockholders to be held after November 30, 2006, Class II was elected for a term expiring at the second annual meeting of stockholders to be held after November 30, 2006, and Class III was elected for a term expiring at the third annual meeting of stockholders to be held after November 30, 2006. Assuming the merger is not completed, at each succeeding annual meeting of stockholders, directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election.

The bylaws of Sipex provide that the board of directors shall have the authority to determine the number of directors pursuant to a resolution adopted by a majority of members of the board of directors then in office.

Removal of Directors; Vacancies

Exar. The Exar bylaws provide that, subject to limitations imposed by law or Exar’s certificate of incorporation, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors. The amended and restated certificate of exar, as amended, provides that each director is to serve until his or her successor is duly elected and qualified or until his or her death, resignation or removal and that no decrease in the number of directors constituting the board of directors will shorten the term of any incumbent director. Any vacancies on the board of directors resulting from death, resignation, disqualification, removal or other causes may be filled by either (i) the affirmative vote of the holders of a majority of the voting power of the then outstanding shares of voting stock of Exar entitled to vote generally in the election of directors voting together as a single class; or (ii) by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the board of directors. Newly created directorships resulting from any increase in the number of directors will, unless the board of directors determines by resolution that any such newly created directorship is to be filled by the stockholders, be filled only by the affirmative vote of the directors then in office, even though less than a quorum of the board of directors. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor shall have been elected and qualified.

Sipex. The Sipex restated certificate of incorporation and bylaws provide that, subject to limitations imposed by statute or the certificate of incorporation or the bylaws, any director or the entire board of directors may be removed, but only for cause and only by an affirmative vote of the holders of a majority of the voting power of all then outstanding shares of capital stock then entitled to vote at an election of directors, voting together as a single class. The certificate of incorporation and bylaws provide that each director is to serve until his or her successor is duly elected and qualified and that no reduction of the authorized number of directors shall have the effect of removing any director before such director’s term of office expires. Newly created directorships resulting from any increase in the authorized number of directors or any vacancies on the board of directors resulting from the death, resignation, retirement, disqualification, removal from office or other cause, shall be filled only by a majority vote of the directors then in office, whether or not less than a quorum, and directors so chosen shall hold office for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been elected expires.

Meetings of Stockholders

Exar. The Exar bylaws provide that each year an annual meeting of stockholders shall be held at a time and place as may be designated by the board of directors. The Exar bylaws also provide that a special meeting of stockholders may be called at any time by the chairman of the board, the chief executive officer or pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exists any vacancies in previously authorized directorships at the time any such resolution is presented to the board of directors for adoption). If a special meeting of stockholders is called by any person or persons other than by the board of directors, the request must be in writing, specifying the general nature of the business proposed to be transacted, and be delivered to the chairman of the board of directors, Exar’s president, or Exar’s secretary. The board of directors will determine the time and place of such special meeting, which must be held not less than thirty five (35) nor more than one hundred twenty (120) days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request shall cause notice to be given to the stockholders entitled to vote, in accordance with Exar’s bylaws. If the notice is not given within sixty (60) days after the receipt of the request, the person or persons requesting the meeting may set the time and place of the meeting and give the notice.

Sipex. The Sipex bylaws provide that each year an annual meeting of stockholders shall be held at a date and time as may be designated by the board of directors. Pursuant to Sipex’s certificate of incorporation and bylaws, a special meeting of stockholders may be called at any time only by the board of directors acting pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exists any vacancies in previously authorized directorships at the time any such resolution is presented to the board of directors for adoption), the chairman of the board of directors, the chief executive officer, the president, or upon the written application of one or more stockholders holding shares in the aggregate entitled to cast not less than 40% of the votes at that meeting. If any person other than the board of directors calls a special meeting, the request shall (i) be in writing, (ii) specify the time of such meeting and the general nature of the business proposed to be transacted and (iii) be delivered personally or sent by registered mail or by facsimile transmission to the chairman of the board of directors, the chief executive officer, the president or the secretary of the corporation. The meeting will be held at the time requested by the person or persons calling the meeting, so long as that time is not less than 35 nor more than 60 days after the receipt of the request. The officer receiving the request for a special meeting shall cause notice to be promptly given to the stockholders entitled to vote at such meeting, in accordance with the provisions of the bylaws.

Indemnification of Officers and Directors

Exar. The bylaws of Exar provide for indemnification of directors and executive officers to the fullest extent not prohibited by the Delaware General Corporation Law; however, Exar is not be required to indemnify any director or executive officer in connection with any proceeding initiated by such person or any proceeding by such person against Exar or its directors, officers, employees or other agents unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the board of directors or (iii) such indemnification is provided by Exar, in its sole discretion, pursuant to the powers vested in it under the Delaware General Corporation Law. Exar’s bylaws also provide for indemnification of other officers, employees and other agents as set forth in the Delaware General Corporation Law. Finally, the Exar bylaws provide that Exar will pay any expenses incurred in defending any indemnified action, in advance, if a determination is made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding that resulted in the indemnification claim or (ii) by independent legal counsel if such quorum is not obtainable that indemnification or advancement of fees is permissible.

Sipex. Sipex’s restated certificate of incorporation provides for the indemnification of directors and executive officers to the fullest extent permitted by law; however, Sipex is not obligated to indemnify any director or officer in connection with a proceeding initiated by such person unless such proceeding was authorized or consented to by the board of directors or unless the proceeding was initiated to enforce rights of indemnification. The right to indemnification includes the right to be paid by Sipex the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition. Sipex may also indemnify employees or agents to the fullest extent permitted by law, as now or hereinafter in effect. Sipex’s bylaws also provide that directors and officers shall be indemnified to the fullest extent authorized by the General Corporation Law of Delaware as the same exists or may hereafter be amended (but only in the case of amendments that provide broader indemnification rights); however, Sipex is not obligated to indemnify any director or officer in connection with a proceeding initiated by such person unless such proceeding was authorized by the board of directors or unless the proceeding was initiated to enforce rights of indemnification. In accordance with the provisions of its bylaws, Sipex will pay expenses incurred in defending an indemnified party against any proceeding in advance of its final disposition.

Section 203 of the Delaware General Corporation Law

Exar. Exar is subject to the provisions of Section 203 of Delaware General Corporations Law. Section 203 generally makes it more difficult for a third party to take control of a company by prohibiting a third party owning more than 15% of the company’s stock from entering into transactions with the company unless the board of directors or stockholders unaffiliated with the third party approve either the third party becoming a 15% owner or the third party acquiring at least 85% of the company’s stock.

Sipex. Sipex is also subject to the provisions of Section 203 of Delaware General Corporations Law.

Rights Plan

Exar. Exar does not currently have a stockholder rights plan and will not have a rights plan upon consummation of the merger.

Sipex. Sipex does not currently have a stockholder rights plan.

Action by Written Consent of Stockholders Without a Meeting

Exar. Exar’s certificate of incorporation prohibits the stockholders of Exar from acting by written consent.

Sipex. Sipex’s restated certificate of incorporation and bylaws provide that any action required or permitted to be taken by the stockholders of the corporation may be taken without a meeting, without prior notice and without a vote, if consents in writing, setting forth the action so taken, shall have been signed by all stockholders entitled to vote on the matter.

Amendment

Exar. Delaware law provides that Exar’s certificate of incorporation may be amended by the affirmative vote of the holders of a majority of the outstanding stock entitled to vote thereon.

Exar’s bylaws may be altered or amended or new bylaws adopted by either (1) the affirmative vote of at least sixty six and two thirds percent (66 2 /3%) of the voting power of all of the then outstanding shares of Exar common stock or (2) Exar’s board of directors.

Sipex. Delaware law provides that Sipex’s certificate of incorporation may be amended by the affirmative vote of the holders of a majority of the outstanding stock entitled to vote thereon.

Sipex’s restated certificate of incorporation provides for the amendment of its bylaws, subject to any limitations set forth in such bylaws, either by the approval by a majority of the total number of authorized directors (whether or not there exists any vacancies in previously authorized directorships at the time any such amendment is presented to the board of directors for adoption) or by an affirmative vote of the stockholders of at least a majority of the voting power of the then outstanding shares of capital stock of the corporation then entitled to vote at the election of directors, voting as a single class. Sipex’s bylaws allow for their amendment by stockholders entitled to vote and by the board of directors, if so permitted in the certificate of incorporation; however, no amendment or repeal of a bylaw shall be voted on by the board of directors which alters the provisions of the bylaws with respect to the removal of directors, the election of committees by directors, and the delegation of powers to committees, no amendment shall be adopted by the board of directors which by law, the certificate of incorporation or the bylaws requires action by the stockholders, and no new bylaw shall be adopted by the board of directors.

LEGAL MATTERS

O’Melveny & Myers LLP, Menlo Park, California will pass upon the validity of the shares of Exar common stock offered by this joint proxy statement/prospectus and certain federal income tax consequences of the merger for Exar.

Latham & Watkins LLP, Menlo Park, California, will pass upon certain federal income tax consequences of the merger for Sipex.

EXPERTS

The consolidated financial statements, financial statement schedule and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this joint proxy statement/prospectus by reference to Exar Corporation’s Annual Report on Form 10-K for the year ended March 31, 2007 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Sipex as of December 30, 2006 and December 31, 2005, and for each of the three years in the period ended December 30, 2006, included in Annex H of this joint proxy statement/prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph related to the adoption of Statement of Financial Accounting Standards No. 123 (revised 2004) “Share-based payment” effective January 1, 2006), and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

STOCKHOLDER PROPOSALS

Exar

Proposals of stockholders that are intended to be presented at Exar’s 2007 annual meeting of stockholders must have been received by Exar not later than April 13, 2007 in order to be included in the proxy statement and proxy relating to that annual meeting. Further, stockholders who wish to present a proposal for consideration at Exar’s 2007 annual meeting of stockholders, whether or not they want such proposal included in Exar’s proxy statement, must have submitted such proposals in accordance with Exar’s bylaws and must have been received by Exar not later than April 13, 2007. Proposals received after that date will be considered untimely and may not be presented at Exar’s 2007 annual meeting of stockholders. In addition, the proxy solicited by Exar’s board of directors for the 2007 annual meeting will confer discretionary authority to vote on any stockholder proposal presented at that meeting, unless Exar receives notice of such proposal before June 27, 2007.

Sipex

Sipex will hold its 2007 annual meeting of stockholders if the merger does not close. Proposals of stockholders intended for inclusion in Sipex’s proxy materials to be furnished to all stockholders entitled to vote at the 2007 annual meeting of Stockholders must be received at Sipex’s principal executive offices not later than June 9, 2007, which is 120 calendar days prior to the anniversary of the mailing date of the 2006 proxy statement, and must be in compliance with applicable laws and regulations (including regulations of the SEC under Rule 14a-8).

The SEC rules allow the proxies of Sipex management to use their discretionary voting authority with respect to any stockholder proposal, when and if raised at the annual meeting of stockholders, that is not intended to be included in Sipex’s proxy statement, without any discussion of the matter in the proxy statement, unless the stockholder has notified Sipex of such proposal not less than 45 calendar days in advance of the anniversary of the mailing date of the prior year’s proxy statement. The discretionary vote deadline for the 2007 annual meeting of stockholders is September 12, 2007.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

This joint proxy statement/prospectus incorporates documents by reference which are not presented in or delivered with this joint proxy statement/prospectus. You should rely only on the information contained in this joint proxy statement/prospectus and in the documents that are incorporated by reference into this joint proxy statement/prospectus. Neither Sipex nor Exar has authorized anyone to provide you with information that is different from or in addition to the information contained in this document and incorporated by reference into this joint proxy statement/prospectus.

The following documents, which were filed by Exar with the Securities and Exchange Commission, are incorporated by reference into this joint proxy statement/prospectus:

•	Exar’s current report on Form 8-K filed with the Securities and Exchange Commission on April 25, 2007;

•	Exar’s current report on Form 8-K filed with the Securities and Exchange Commission on May 8, 2007;

•	Exar’s annual report on Form 10-K for the fiscal year ended March 31, 2007, filed with the Securities and Exchange Commission on June 12, 2007;

•	Exar’s report on Form 10-K/A filed with the Securities and Exchange Commission on July 19, 2007; and

•

The description of Exar common stock contained in its registration statement on Form 8-A, filed with the Securities and Exchange Commission on or about February 12, 1986 and any amendment or report filed with the Securities and Exchange Commission for the purposes of updating such description.

In addition, all documents filed by Exar pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this joint proxy statement/prospectus and before the date of the Exar and Sipex special meetings are deemed to be incorporated by reference into, and to be a part of, this joint proxy statement/prospectus from the date of filing of those documents.

Any statement contained in this joint proxy statement/prospectus or in a document incorporated or deemed to be incorporated by reference into this joint proxy statement/prospectus will be deemed to be modified or superseded for purposes of this joint proxy statement/prospectus to the extent that a statement contained in this joint proxy statement/prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this joint proxy statement/prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this joint proxy statement/prospectus.

Exar has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus about Exar, and Sipex has supplied all information contained in this joint proxy statement/prospectus about Sipex.

The documents incorporated by reference into this joint proxy statement/prospectus are available from Exar upon request. Exar will provide a copy of any and all of the information that is incorporated by reference in this joint proxy statement/prospectus (not including exhibits to the information unless those exhibits are specifically incorporated by reference into this joint proxy statement/prospectus) to any person, without charge, upon written or oral request. In order for Exar and Sipex stockholders to receive timely delivery of the documents in advance of the Exar and Sipex special meetings, Exar should receive your request no later than August 16, 2007.

Exar and Sipex stockholders may request a copy of information incorporated by reference into this joint proxy statement/prospectus by contacting the investor relations department for each of Exar and Sipex at:

Exar Corporation 48720 Kato Road Fremont, California 94538 1-510-668-7201	Sipex Corporation 233 South Hillview Drive Milpitas, California 95035 1-408-934-7586

Exar and Sipex file annual, quarterly and current reports, proxy and information statements and other information with the Securities and Exchange Commission. Copies of the reports, proxy and information statements and other information filed by Exar and Sipex with the Securities and Exchange Commission may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at:

450 Fifth Street, N.W.

Washington, D.C. 20549

Copies of these materials can also be obtained by mail at prescribed rates from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 or by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a Website that contains reports, proxy statements and other information regarding each of Exar and Sipex. The address of the Securities and Exchange Commission web site is http://www.sec.gov.

Exar has filed a registration statement on Form S-4 under the Securities Act with the Securities and Exchange Commission with respect to Exar common stock to be issued to Sipex stockholders in connection with the merger. This joint proxy statement/prospectus constitutes the prospectus of Exar filed as part of the registration statement. This joint proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. The registration statement and its exhibits are available for inspection and copying as set forth above.

Exar and Sipex stockholders should contact Georgeson at the addresses or telephone numbers listed below with any questions about the merger:

Georgeson Shareholder Communications Inc.

17 State Street

New York, New York 10004

Exar stockholders call 1-888-605-7535

Sipex stockholders call 1-888-605-7537

Banks and brokers call 212-440-9800

Any Exar or Sipex stockholder who needs additional copies of this joint proxy statement/prospectus or voting materials should contact Georgeson as described above.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this joint proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this joint proxy statement/prospectus nor any distribution of securities pursuant to this joint proxy statement/prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this joint proxy statement/prospectus by reference or in Exar’s and Sipex’s affairs since the date of this joint proxy statement/prospectus.

Annex A

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

EXAR CORPORATION,

SIPEX CORPORATION

AND

SIDE ACQUISITION CORP.

Dated as of May 7, 2007

A-i

(continued)

A-ii

(continued)

A-iii

Page
EXHIBITS

EXHIBIT A	Form of Exar Voting Agreement
EXHIBIT B	Form of Sipex Voting Agreement
EXHIBIT C	Form of Lock-Up and Standstill Agreement
EXHIBIT D	Form of Affiliate Agreement
EXHIBIT E-1	Form of Exar Tax Officer’s Certificate
EXHIBIT E-2	Form of Sipex Tax Officer’s Certificate

Schedule 1.6	Directors of Surviving Corporation
Schedule 5.15(a)	Directors of Exar
Schedule 5.15(b)	Officers of Exar

A-iv

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (the “Agreement”) is made and entered into as of May 7, 2007 among Sipex Corporation, a Delaware corporation (“Sipex”), Exar Corporation, a Delaware corporation (“Exar”) and Side Acquisition Corp., a Delaware corporation and direct wholly owned subsidiary of Exar (“Merger Sub”). Capitalized terms that are used herein shall have the respective meanings ascribed thereto in Article VIII hereof.

RECITALS

A. The boards of directors of Exar and Sipex deem it advisable and in the best interests of each corporation and its respective stockholders that Exar and Sipex engage in a business combination in order to advance the long-term strategic business interests of Exar and Sipex.

B. In furtherance thereof, upon the terms and subject to the conditions set forth in this Agreement, Merger Sub will be merged with and into Sipex, the separate corporate existence of Merger Sub will thereupon cease and Sipex will continue as the surviving corporation and a wholly owned Subsidiary of Exar (the “Merger”).

C. The Board of Directors of Sipex (i) has determined that the Merger and the transactions contemplated hereby are consistent with and in furtherance of the long-term business strategy of Sipex and fair to, advisable and in the best interests of, Sipex and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) has determined, subject to the terms of this Agreement, to recommend the adoption of this Agreement by the stockholders of Sipex.

D. The Board of Directors of Exar (i) has determined that the Merger and the transactions contemplated hereby are consistent with and in furtherance of the long-term business strategy of Exar and fair to, advisable and in the best interests of, Exar and its stockholders, (ii) has approved this Agreement, the Merger and the other transactions contemplated by this Agreement and (iii) has determined, subject to the terms of this Agreement, to recommend the approval of the issuance of shares of Exar Common Stock in the Merger by the stockholders of Exar.

E. Concurrently with the execution of this Agreement, and as a condition and inducement to Sipex’s and Exar’s willingness to enter into this Agreement, certain affiliates of Sipex have entered into a Voting Agreement in the form attached hereto as Exhibit A (the “Sipex Voting Agreements”), and certain affiliates of Exar have entered into a Voting Agreement in the form attached hereto as Exhibit B (the “Exar Voting Agreements” and, collectively with the Sipex Voting Agreements, the “Voting Agreements”).

F. Concurrently with the execution of this Agreement, and as a condition and inducement to Exar’s willingness to enter into this Agreement, a certain stockholder of Sipex has entered into a Lock-Up and Standstill Agreement with Exar in the form attached hereto as Exhibit C (the “Lock-Up and Standstill Agreement”).

G. The parties intend for the Merger to constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and intend for this Agreement to constitute a plan of reorganization within the meaning of Section 368 of the Code.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware General Corporation Law (the “DGCL”), Merger Sub shall be merged with and into Sipex at the Effective Time. Following the Effective Time, the separate corporate existence of Merger Sub shall cease and Sipex shall continue as the surviving corporation (Sipex, as the surviving corporation following the Merger is hereinafter sometimes referred to as the “Surviving Corporation”) in the Merger and shall succeed to and assume all the rights, privileges, immunities, properties, powers and franchises of Merger Sub in accordance with the DGCL.

1.2 Closing of the Merger. The closing of the Merger (the “Closing”) shall take place at a time and date to be specified by the parties, which shall be no later than the second business day after satisfaction or waiver of all of the conditions set forth in Article VI (the “Closing Date”), at the offices of O’Melveny & Myers LLP, Embarcadero Center West, 275 Battery Street, Suite 2600, San Francisco, California 94111, unless another time, date or place is agreed to in writing by the parties hereto.

1.3 Effective Time of the Merger. Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause the Merger to be consummated by filing with the Secretary of State of Delaware a certificate of merger (the “Certificate of Merger”) executed in accordance with the relevant provisions of the DGCL and shall make any other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of Delaware, or at such subsequent date or time as Exar and Sipex shall agree and specify in the Certificate of Merger (the time the Merger becomes effective being hereinafter referred to as the “Effective Time”).

1.4 Effects of the Merger. From and after the Effective Time, the Merger shall have all of the effects provided by applicable Legal Requirements (including, without limitation, the DGCL). Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Sipex shall vest in the Surviving Corporation, and all debts, liabilities and duties of Sipex shall become the debts, liabilities and duties of the Surviving Corporation.

1.5 Certificate of Incorporation and Bylaws of the Surviving Corporation.

(a) Certificate of Incorporation. As of the Effective Time, by virtue of the Merger and without any action on the part of any party hereto, the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to read the same as the Certificate of Incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended in accordance with the DGCL and such Certificate of Incorporation; provided, however, that as of the Effective Time, the Certificate of Incorporation of the Surviving Corporation shall provide that the name of the Surviving Corporation Merger is “Sipex Corporation.”

(b) Bylaws. As of the Effective Time, by virtue of the Merger and without any action on the part of any party hereto, the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation, until thereafter amended in accordance with the DGCL and as provided in such Bylaws.

1.6 Directors and Officers.

(a) Directors. As of the Effective Time, by virtue of the Merger and without any action on the part of any party hereto, the initial directors of the Surviving Corporation shall be as set forth on Schedule 1.6 hereto, until their respective successors are duly elected or appointed and qualified.

(b) Officers. As of the Effective Time, by virtue of the Merger and without any action on the part of any party hereto, the officers of the Surviving Corporation shall be determined by the directors of the Surviving Corporation to serve until their respective successors are duly appointed.

1.7 Effect of Merger on Capital Stock. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger, and without any action on the part of any party hereto or the holders of any of the following securities, the following shall occur:

(a) Merger Sub Common Stock. Each share of Common Stock of Merger Sub shall be canceled and converted into one fully paid and nonassessable share of Common Stock of the Surviving Corporation, and such Surviving Corporation shall be a wholly owned subsidiary of Exar.

(b) Sipex Common Stock. Except as provided in Section 1.7(c) hereof, each share of Sipex Common Stock issued and outstanding immediately prior to the Effective Time shall be cancelled and extinguished and automatically converted into the right to receive 0.6679 of a share (the “Exchange Ratio”) of validly issued, fully paid and nonassessable Exar Common Stock upon surrender of the certificate representing such share of Sipex Common Stock in the manner provided for in Section 1.8 hereof (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit (and bond, if required) in the manner provided in Section 1.10 hereof).

(c) Certain Owned Shares. Each share of Sipex Common Stock which is, immediately prior to the Effective Time, held in the treasury of Sipex, or issued and outstanding and held by Exar, Sipex or any direct or indirect wholly owned Subsidiary of Sipex or Exar, and, in each case, not held on behalf of third parties, shall be canceled and extinguished without any conversion thereof and without payment of any consideration therefor.

(d) Sipex Options. Each Sipex Option outstanding immediately prior to the Effective Time shall be assumed by Exar in accordance with the terms of Section 5.10(a) hereof.

(e) Sipex ESPP. All rights to acquire Sipex Common Stock outstanding under the Sipex ESPP shall be treated as set forth in Section 5.10(b) hereof.

(f) Sipex Notes and Sipex Warrants. All Sipex Notes and Sipex Warrants outstanding shall be treated as set forth in Sections 5.18 hereof.

(g) Adjustments to the Exchange Ratio. The Exchange Ratio shall be adjusted to reflect fully the appropriate effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Sipex Common Stock), reorganization, recapitalization, reclassification or other like change with respect to Sipex Common Stock or Exar Common Stock having a record date on or after the date hereof and prior to the Effective Time.

1.8 Exchange Procedures.

(a) Exchange Agent. Exar shall appoint a commercial bank, trust company or other institution reasonably acceptable to Sipex to act as the exchange agent for the Merger (the “Exchange Agent”).

(b) Exar to Provide Common Stock. Promptly after the Effective Time, Exar shall deposit with the Exchange Agent, for the benefit of the holders of shares of Sipex Common Stock for exchange in accordance with the terms of this Article I, certificates representing the shares of Exar Common Stock issuable pursuant to this Agreement and the Certificate of Merger. In addition, Exar shall make available, as necessary from time to time after the Effective Time as needed, cash in an amount sufficient for payment in lieu of fractional shares pursuant to Section 1.8(d) hereof and any dividends or distributions which holders of shares of Sipex Common Stock may be entitled to pursuant to Section 1.8(e) hereof.

(c) Exchange Procedures. Promptly after the Effective Time, Exar shall cause the Exchange Agent to mail to each holder of record (as of the Effective Time) of a certificate or certificates (the “Certificates”) which immediately prior to the Effective Time represented outstanding shares of Sipex Common Stock that were converted into the right to receive shares of Exar Common Stock pursuant to Section 1.7 hereof, cash in lieu of any fractional shares pursuant to Section 1.8(d) hereof and/or any dividends or other distributions pursuant to Section 1.8(e) hereof: (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Exar may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing whole shares of Exar Common Stock, cash in lieu of any fractional shares pursuant to Section 1.8(d) hereof and any dividends or other distributions pursuant to Section 1.8(e) hereof. Upon surrender of Certificates for cancellation to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificates shall be entitled to receive in exchange therefor the number of whole shares of Exar Common Stock (after taking into account all Certificates surrendered by such holder) to which such holder is entitled pursuant to Section 1.7 hereof, payment in lieu of fractional shares which such holder has the right to receive pursuant to Section 1.8(d) hereof and any dividends or distributions payable pursuant to Section 1.8(e), and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates will be deemed from and after the Effective Time, for all corporate purposes, to evidence the ownership of the number of full shares of Exar Common Stock into which such shares of Sipex Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.8(d) hereof and any dividends or distributions payable pursuant to Section 1.8(e) hereof.

(d) Fractional Shares. Notwithstanding any provision of this Agreement, no fraction of a share of Exar Common Stock will be issued by virtue of the Merger, but in lieu thereof each holder of Sipex Common Stock who would otherwise be entitled to receive a fraction of a share of Exar Common Stock (after aggregating all fractional shares of Exar Common Stock that otherwise would be received by such holder) shall, upon surrender of such holder’s Certificate(s), receive from the Exchange Agent, at such time as such holder shall receive a certificate or certificates representing shares of Exar Common Stock as contemplated by Section 1.8(c) hereof, an amount of cash (rounded up to the nearest whole cent), without interest, equal to the product obtained by multiplying (i) such fraction, and (ii) the closing price per share of Exar Common Stock on the NASDAQ on the trading day immediately succeeding the date upon which the Effective Time occurs (as reported in the Wall Street Journal, National Edition).

(e) Distributions With Respect to Unexchanged Shares. No dividends or other distributions declared or made after the date hereof with respect to Sipex Common Stock with a record date after the Effective Time and no payment in lieu of fractional shares pursuant to Section 1.8(d) hereof will be paid to the holders of any unsurrendered Certificates with respect to the shares of Exar Common Stock represented thereby until the holders of record of such Certificates shall surrender such Certificates. Subject to applicable Legal Requirements, following surrender of any such Certificates, the Exchange Agent shall deliver to the record holders thereof, without interest (i) promptly after such surrender, the number of whole shares of Exar Common Stock issued in exchange therefor along with payment in lieu of fractional shares pursuant to Section 1.8(d) hereof and the amount of any such dividends or other distributions with a record date after the Effective Time and a payment date prior to such surrender with respect to such whole shares of Exar Common Stock and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender payable with respect to such whole shares of Exar Common Stock.

(f) Transfers of Ownership. If shares of Exar Common Stock are to be issued in a name other than that in which the Certificates surrendered in exchange therefor are registered, it will be a condition of the issuance thereof that the Certificates so surrendered will be properly endorsed and otherwise in proper form for transfer and that the Persons requesting such exchange will have paid to Exar or any agent designated by it any transfer or other Taxes required by reason of the issuance of shares of Exar Common Stock in any name other than that of the registered holder of the Certificates surrendered, or established to the satisfaction of Exar or any agent designated by it that such Tax has been paid or is not payable.

(g) Required Withholding. Each of the Exchange Agent, Exar and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement such amounts as it may be required to deduct and withhold therefrom under the Code or under any provision of state, local or foreign Tax laws or under any other applicable Legal Requirements. To the extent such amounts are so deducted or withheld, the amount of such consideration shall be treated for all purposes under this Agreement as having been paid to the Person to whom such consideration would otherwise have been paid.

(h) No Liability. Notwithstanding anything to the contrary in this Section 1.8, none of the Exchange Agent, Exar, the Surviving Corporation or any other party hereto shall be liable to a holder or former holder of shares of Sipex Common Stock for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Legal Requirement.

(i) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Certificates six (6) months after the Effective Time shall, at the request of Exar, be delivered to Exar or otherwise on the instruction of Exar, and any holders of the Certificates who have not surrendered such Certificates in compliance with this Section 1.8 shall after such delivery to Exar look only to Exar for the shares of Exar Common Stock pursuant to Section 1.7 hereof, cash in lieu of any fractional shares pursuant to Section 1.8(d) hereof and any dividends or other distributions pursuant to Section 1.8(e) with respect to the shares of Sipex Common Stock formerly represented thereby. Any such portion of the Exchange Fund remaining unclaimed by holders of shares of Sipex Common Stock immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by applicable Legal Requirements, become the property of Exar, free and clear of any claims or interest of any Person previously entitled thereto.

1.9 No Further Ownership Rights in Capital Stock of Sipex. All shares of Exar Common Stock issued upon the surrender for exchange of shares of Sipex Common Stock in accordance with the terms hereof (including any cash paid in respect thereof pursuant to Section 1.8(d) hereof and Section 1.8(e) hereof) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Sipex Common Stock, and there shall be no further registration of transfers on the records of Sipex of shares of Sipex Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to Exar for any reason, they shall be canceled and exchanged in accordance with the terms of this Article I.

1.10 Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Exar Common Stock, cash for fractional shares, if any, as may be required pursuant to Section 1.8(d) hereof and any dividends or distributions payable pursuant to Section 1.8(e) hereof; provided, however, that Exar or the Exchange Agent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against the Exchange Agent, Exar or the Surviving Corporation with respect to the Certificates alleged to have been lost, stolen or destroyed.

1.11 Tax Consequences. The parties hereto intend for the Merger to constitute a reorganization within the meaning of Section 368(a) of the Code. The parties hereto adopt this Agreement as a plan of reorganization within the meaning of Treasury Regulations Section 1.368-2(g).

1.12 Further Action. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of Sipex, as the case may be, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Sipex, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF EXAR AND MERGER SUB

Exar and Merger Sub represent and warrant to Sipex, subject to the exceptions specifically disclosed in writing in the disclosure schedules supplied by Exar to Sipex (the “Exar Schedules”) (it being understood that any such exception shall be deemed to qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to which the relevance of such disclosure is reasonably apparent on its face), as follows:

2.1 Organization of Exar.

(a) Exar and each of its Subsidiaries that has any employees, operations or assets (each an “Exar Material Subsidiary” and together, the “Exar Material Subsidiaries”) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation; has the corporate power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted and as proposed to be conducted; and is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Exar. No direct or indirect Subsidiary of Exar holds any Sipex Common Stock.

(b) Section 2.1(b)(i) of the Exar Schedules sets forth a true and complete list of all of Exar’s Subsidiaries, indicating the jurisdiction of incorporation of each Exar Subsidiary, Exar’s equity interest therein and the holder(s) of any other equity interest therein (if not owned 100% by Exar). Section 2.1(b)(ii) of the Exar Schedules sets forth a true and complete list of any entity in which Exar holds any equity interest, other than any Exar Subsidiaries, indicating the jurisdiction of incorporation of each such entity, Exar’s equity interest therein and, to the extent known by Exar, the holder(s) of any other equity interest therein.

(c) Exar has made available to Sipex a true and correct copy of the Certificate of Incorporation and Bylaws of Exar and Merger Sub and similar governing instruments of each of the Exar Material Subsidiaries, each as amended to date, and each such instrument is in full force and effect. Neither Exar, Merger Sub nor any of the Exar Material Subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent governing instruments.

2.2 Exar Capital Structure. The authorized capital stock of Exar consists of 100,000,000 shares of Common Stock, par value $0.0001 per share, of which there are 45,200,410 shares issued and outstanding as of the date of this Agreement (9,178,965 of which are treasury shares), and 2,250,000 shares of Preferred Stock, par value $0.0001 per share, of which no shares are issued or outstanding. All outstanding shares of Exar Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Exar or any Contract to which Exar is a party or by which it is bound. As of the date of this Agreement, Exar had reserved an aggregate of 8,607,876 shares of Exar Common Stock for issuance to employees, consultants and non-employee directors pursuant to the Exar Option Plans, under which options are outstanding for an aggregate of 5,150,008 shares, restricted shares are outstanding as to 198,184 shares and under which 3,259,684 shares are available for grant as of the date of this Agreement. All shares of Exar Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. Section 2.2 of the Exar Schedules lists each outstanding option to acquire shares of Exar Common Stock (“Exar Options”) as of the date of this Agreement, the name of the holder of such option, the number of shares subject to such option, the exercise price of such option, the number of shares as to which such option will have vested at such date, the vesting schedule for such option and whether the exercisability of such option will be accelerated in any way by the transactions contemplated by this Agreement or for any other reason, and indicates the extent of acceleration, if any. Section 2.2 of the Exar Schedules also lists each outstanding share of Exar Common Stock subject to any repurchase option, risk of forfeiture or similar condition as of the date of this Agreement, the name of the holder of such shares, the vesting schedule for such shares and whether the vesting schedule of such shares will be accelerated in any way by the transactions contemplated by this Agreement or for any other reason, and indicates the extent of acceleration, if any. All Exar Options issued since January 1, 2002 (including those that have been exercised, terminated, expired, forfeited or otherwise cancelled) were appropriately authorized by Exar’s Board of Directors (or an appropriate committee or sub-committee thereof or an appropriately delegated officer) and were issued with an exercise price at least equal to fair market value such that the fair market value on the grant date equaled or exceeded the fair market value on the financial measurement date (as determined in accordance with the terms of the applicable Exar Option Plan and, to the extent applicable, Sections 409A and 422 of the Code) for each such Exar Option or, with respect to Exar Options that were not issued in such a manner, Exar recorded an appropriate compensation charge in its financial statements relating to such grants in the appropriate period and reported such in its financial statements and Tax Returns during the required period. Exar has made available to Sipex accurate and complete copies of all forms of agreements pursuant to which outstanding Exar Options have been issued.

2.3 Obligations With Respect to Capital Stock. Except as set forth in Section 2.2, there are no equity securities of any class of Exar, or any securities exchangeable or convertible into or exercisable for such equity securities issued, reserved for issuance or outstanding. Except for securities Exar owns, directly or indirectly through one or more Subsidiaries, there are no equity securities, partnership interests or similar ownership interests of any class of any Subsidiary of Exar, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests issued, reserved for issuance or outstanding. Except as set forth in Section 2.2, there are no options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), Contracts or other commitments of any character to which Exar or any of its Subsidiaries is a party or by which it is bound obligating Exar or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition, of any shares of capital stock of Exar or any of its Subsidiaries or obligating Exar or any of its Subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, partnership interest or similar ownership interest, call, right, Contract or other commitment. There are no registration rights and, to Exar’s knowledge there are no voting trusts, proxies or other agreements or understandings with respect to any equity security of any class of Exar or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its Subsidiaries, other than the Voting Agreements entered into concurrently with the execution of this Agreement. There are no options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights, Contracts or other commitments of any character to which Exar or any of its Subsidiaries is a party or by which it is bound obligating Exar or any of its Subsidiaries to provide funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

2.4 Authority; No Conflict.

(a) Each of Exar and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Exar and Merger Sub, subject only to the approval by Exar’s stockholders of the issuance of shares of Exar Common Stock in the Merger and the filing and recordation of the Certificate of Merger pursuant to the DGCL. A vote of the holders of at least a majority of the outstanding shares of the Exar Common Stock present and voting is required for Exar’s stockholders to approve the issuance of shares of Exar Common Stock in the Merger. This Agreement has been duly executed and delivered by Exar and Merger Sub and, assuming the due authorization, execution and delivery by Sipex, constitutes the valid and binding obligation of each of Exar and Merger Sub, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement by each of Exar and Merger Sub do not, and the performance of this Agreement by each of Exar and Merger Sub will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of Exar or Merger Sub or the equivalent organizational documents of any of Exar’s Subsidiaries, (ii) subject to the approval by Exar’s stockholders of the issuance of shares of Exar Common Stock in the Merger as contemplated in Section 5.2 and compliance with the requirements set forth in Section 2.4(b) below, conflict with or violate any Legal Requirement applicable to Exar or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, or (iii) result in any breach of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Exar’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of Exar or any of its Subsidiaries pursuant to, any Contract to which Exar or any of its Subsidiaries is a party or by which Exar or any of its Subsidiaries or its or any of their respective properties are bound or affected, except to the extent such conflict, violation, breach, default, impairment or other effect would not, in the case of clauses (ii) and (iii), individually or in the aggregate, reasonably be expected to (x) have a Material Adverse Effect on Exar, or (y) prevent or materially delay consummation of the Merger or the other transactions contemplated by this Agreement.

(b) No consent, approval, order or authorization of, or registration, declaration or filing with any federal, state, local or foreign government, court, administrative, regulatory or other governmental agency, commission or authority or any non-governmental self-regulatory agency, commission or authority having (through authority granted by a governmental agency or commission) the force of law (“Governmental Entity”) is required by or with respect to Exar or Merger Sub in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing by Exar of a Form S-4 Registration Statement (the “Registration Statement”) with the Securities and Exchange Commission (“SEC”) in accordance with the Securities Act of 1933, as amended (the “Securities Act”), (ii) the filing of the Certificate of Merger with the Secretary of State of Delaware, (iii) the filing of the Proxy Statement with the SEC in accordance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the competition and antitrust laws of any foreign country, (v) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required by the NASDAQ Global Market (the “NASDAQ”), and (vi) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to (x) have a Material Adverse Effect on Exar, or (y) prevent or materially delay consummation of the Merger or the other transactions contemplated by this Agreement.

2.5 SEC Filings; Exar Financial Statements; No Undisclosed Liabilities; Sarbanes-Oxley.

(a) Exar has filed all forms, reports and documents required to be filed with the SEC since January 1, 2004, and has made available (including by posting to the SEC’s EDGAR system) to Sipex such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including those that Exar may file subsequent to the date hereof) are referred to herein as the “Exar SEC Reports.” As of their respective dates, the Exar SEC Reports (i) were prepared, in all material respects, in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Exar SEC Reports, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Exar’s Subsidiaries is required to file any forms, reports or other documents with the SEC.

(b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Exar SEC Reports (the “Exar Financials”), including any Exar SEC Reports filed after the date hereof until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC at the time of filing with respect thereto, (ii) was prepared in accordance with generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (iii) fairly presented the consolidated financial position of Exar and its Subsidiaries at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount. The balance sheet of Exar contained in the Exar SEC Reports as of December 31, 2006 is hereinafter referred to as the “Exar Balance Sheet.” Except as disclosed in the Exar Financials (including the Exar Balance Sheet), neither Exar nor any of its Subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Exar and its Subsidiaries taken as a whole, except liabilities incurred since the date of the Exar Balance Sheet in the ordinary course of business consistent with past practices, which would not, individually or in the aggregate, reasonably be expected to be material to the business, results of operations or financial condition of Exar and its Subsidiaries, taken as a whole.

(c) Exar has heretofore furnished to Sipex a true and complete copy of any amendments or modifications which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Exar with the SEC pursuant to the Securities Act or the Exchange Act.

(d) Exar is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ.

(e) Each required form, report and document containing financial statements that has been filed with or submitted to the SEC since July 31, 2002, was accompanied by the certifications required to be filed or submitted by Exar’s principal executive officer and principal financial officer pursuant to the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and at the time of filing or submission of each such certification, such certification was true and accurate and complied with the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder.

(f) Exar has established and maintains a system of internal accounting controls and financial reporting (as required by Rule 13a-15 under the Exchange Act) that are sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Exar’s disclosure controls and procedures are reasonably effective to ensure that all material information required to be disclosed by Exar in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated on a timely basis to the individuals responsible for the preparation of Exar’s filings with the SEC to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Exar has disclosed, based on its most recent completed evaluation prior to the date of this Agreement, to Exar’s outside auditors and the audit committee of the board of directors of Exar (A) any significant deficiencies and material weaknesses in the design or operation of its internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that would be reasonably likely to materially and adversely affect Exar’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Exar’s internal control over financial reporting

(g) Since January 1, 2003, neither Exar, any of its Subsidiaries nor, to Exar’s knowledge, any director, officer, employee, auditor, accountant or representative of Exar or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Exar or any of its Subsidiaries or its internal accounting controls, including any complaint, allegation, assertion or claim that Exar or any of its Subsidiaries has engaged in questionable accounting or auditing practices. No attorney representing Exar or any of its Subsidiaries, whether or not employed by Exar or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Exar or any of its officers, directors, employees or agents to its Board of Directors or any committee thereof or to any director or officer of Exar.

(h) To Exar’s knowledge, no employee of Exar or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Legal Requirement.

2.6 Absence of Certain Changes or Events.

(a) Since the date of the Exar Balance Sheet, there has not been any Material Adverse Effect on Exar.

(b) Since the date of the Exar Balance Sheet through the date of this Agreement, Exar and its Subsidiaries have conducted their respective businesses in the ordinary course of business consistent with past practices and there has not been (i) any material change by Exar in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, (ii) any revaluation by Exar of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business or (iii) any action taken by Exar or its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 4.1(b), other than actions in connection with the transactions contemplated by this Agreement.

2.7 Taxes.

(a) Definitions. For the purposes of this Agreement, (i) “Tax” or “Taxes” means any and all United States federal, state, local and foreign taxes, duties or assessments of any nature whatsoever, including income, gross receipts, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, employment, excise and property taxes, together with any interest, penalties or additions imposed with respect thereto, and (ii) “Tax Returns” means any and all returns, reports, declarations, claims for refund or information returns, statements or forms (including any schedule or attachment thereto) with respect to Taxes (including any amendments thereto).

(b) All material Tax Returns required to be filed with respect to Exar and each of its Subsidiaries have been duly and timely filed, and all such Tax Returns are true, complete and accurate in all material respects. Exar and each of its Subsidiaries have paid all material Taxes required to be paid by it (regardless of whether shown on any Tax Return). Neither Exar nor any of its Subsidiaries has been granted, requested or filed any document having the effect of causing any extension of time within which to file any Tax Returns in respect of any fiscal year that have not since been filed.

(c) Exar and each of its Subsidiaries have timely withheld and paid, or caused to be timely withheld and paid, all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(d) Neither Exar nor any of its Subsidiaries is delinquent in the payment of any material Tax nor is there any material Tax deficiency outstanding, proposed, asserted or assessed in writing against Exar or any of its Subsidiaries. As of the date of this Agreement, there are no pending requests for waivers of any statute of limitations on, or extension of any time period for, the assessment or collection of any material Tax with respect to Exar or any of its Subsidiaries, and no such waivers or extensions have been granted by any taxing authority.

(e) There is no action, assessment, suit, proceeding, investigation, audit or other examination, adjustment or claim for or relating to any material Taxes of Exar or any of its Subsidiaries either pending or threatened in writing.

(f) The unpaid Taxes of Exar and its Subsidiaries did not, as of the dates of the financial statements contained in the most recent Exar SEC Reports, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets (rather than in any notes thereto) contained in such financial statements. Since the date of the financial statements in the most recent Exar SEC Reports, neither Exar nor any Subsidiary has incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

(g) Exar has made available to Sipex or its legal counsel or accountants copies of all Tax Returns and supporting information of Exar and any of its Subsidiaries for all taxable periods since April 1, 2001, and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by any of Exar and its Subsidiaries (and their respective predecessors) since April 1, 2001.

(h) Neither Exar nor any of its Subsidiaries is or has been at any time, a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.

(i) Neither Exar nor any of its Subsidiaries has (a) been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was Exar), (b) been a party to any agreement or arrangement relating to the apportionment, sharing, assignment or allocation of any Tax (other than such an agreement or arrangement exclusively between or among Exar and its Subsidiaries), nor does Exar or any of its Subsidiaries owe any amount under any such agreement or (c) any liability for the Taxes of any person (other than Exar or any of its Subsidiaries) under Treas. Reg. § 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor by Contract or otherwise.

(j) Neither Exar nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code either (A) in the two years prior to the date of this Agreement (or will constitute such a corporation in the two years prior to the Closing Date) or (B) in a distribution that otherwise constitutes part of a “plan” or “series of related transactions” within the meaning of Section 355(e) of the Code in conjunction with the Merger.

(k) Neither Exar nor any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(l) As of the date hereof, neither Exar nor any of its Subsidiaries has taken or agreed to take any action, nor does Exar or any of its Subsidiaries have knowledge of any fact or circumstance, that would prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

2.8 Exar Intellectual Property.

(a) For the purposes of this Agreement, the following terms have the following definitions:

(i) “Intellectual Property” shall mean any or all of the following and all rights in, arising out of, or associated therewith: (A) all United States, international and foreign patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (B) all trade secrets; (C) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (D) all mask works and semiconductor chip designs and any registrations, applications and certifications of registration therefore throughout the world; (E) all industrial designs and any registrations and applications therefor throughout the world; (F) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world, including all domain names; (G) all databases and rights therein throughout the world; (H) all moral and economic rights of authors and inventors, however denominated, throughout the world, and (I) any similar or equivalent rights to any of the foregoing anywhere in the world.

(ii) “Exar Intellectual Property” shall mean any Intellectual Property that is owned or purportedly owned by Exar or any of its Subsidiaries and which is material to the business of Exar or any of its Subsidiaries as currently conducted and as proposed to be conducted, including, without limitation, the Exar Registered Intellectual Property.

(iii) “Registered Intellectual Property” means all United States, international and foreign: (i) patents and patent applications (including provisional applications); (ii) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks; (iii) registered copyrights and applications for copyright registration;

(iv) registered mask works and semiconductor chip designs and applications for mask work and semiconductor chip design registration; and (v) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any state, Governmental Entity or other public legal authority.

(iv) “Exar Registered Intellectual Property” means all of the Registered Intellectual Property owned by, or filed in the name of, Exar or any of its Subsidiaries and which is material to the business of Exar or any of its Subsidiaries as currently conducted and as proposed to be conducted.

(v) “Exar Technology” shall mean Technology that is owned or purportedly owned by Exar or any of its Subsidiaries and which is material to the business of Exar or any of its Subsidiaries as currently conducted and as proposed to be conducted.

(vi) “Technology” means any and all tangible embodiments of Exar Intellectual Property, whether in electronic, written or other media, including software, technical documentation, specifications, designs, bills of material, build instructions, test reports, schematics, algorithms, mask works, reticles, IP cores, netlists, application programming interfaces, user interfaces, routines, formulae, databases, lab notebooks, invention disclosures and records of invention, processes, prototypes, samples, studies, or other know-how and other works of authorship.

(vii) For the purposes of this Agreement, “as proposed to be conducted” means, with respect to Exar, the business of Exar and its Subsidiaries as proposed to be conducted in the absence of the Merger and assuming no business combination with Sipex. For the purposes of this Section 2.8 only, “as proposed to be conducted” means, with respect to Exar, its business as proposed to be conducted pursuant to the Exar product roadmaps included in the presentation identified on Section 2.8(a) of the Exar Disclosure Schedule.

(b) Section 2.8(b) of the Exar Schedules is a true and complete list of all Exar Registered Intellectual Property as of the date of this Agreement and specifies, where applicable, the jurisdictions in which each such item of Exar Registered Intellectual Property has been issued or registered. All necessary registration, maintenance and renewal fees currently due in connection with such Exar Registered Intellectual Property have been made and all necessary documents, recordations and certificates in connection with such Exar Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Exar Registered Intellectual Property.

(c) Exar has no knowledge of any information, materials, facts or circumstances, including any information or fact that would render any of the Exar Registered Intellectual Property invalid or unenforceable, or would materially affect any pending application for any Exar Registered Intellectual Property and Exar has not knowingly misrepresented, or knowingly failed to disclose, any facts or circumstances in any application for any Exar Registered Intellectual Property that would constitute fraud or misrepresentation with respect to such application or that would otherwise materially adversely affect the validity or enforceability of any Exar Registered Intellectual Property.

(d) No Exar Intellectual Property, Exar Technology or product or service of Exar or any of its Subsidiaries is subject to any proceeding or outstanding decree, order, judgment or Contract (other than customary and appropriate license restrictions (e.g., prohibitions on reverse engineering, sublicensing, etc.) on in-licensed Intellectual Property or Technology)materially restricting in any manner the use, transfer, or licensing thereof by Exar or any of its Subsidiaries, or that may materially affect the validity, use or enforceability of such Exar Intellectual Property.

(e) Each of Exar and its Subsidiaries owns and has good and exclusive title to, or has a valid right or license to use (and, to the extent applicable, modify and create derivative works of), all Intellectual Property and Technology necessary for or used in the conduct of its business as currently conducted and as proposed to be conducted. Each item of Exar Intellectual Property is exclusively owned by Exar or one of its Subsidiaries free and clear of any lien, pledge, charge, claim, restriction on transfer, mortgage, security interest or other encumbrance of any sort (any “Lien”) (excluding licenses and related restrictions entered into in the ordinary course of business consistent with past practice). Exar or one of its Subsidiaries exclusively owns all trademarks, trade names and other business identifiers used in connection with operation or conduct of the business of Exar and its Subsidiaries, including the name of any products or the provision of any services by Exar and its Subsidiaries, free and clear of any Lien.

(f) Since January 1, 2002 and as of the date of this Agreement, all former and current employees of Exar and its Subsidiaries have entered into valid and binding Contracts with Exar sufficient to assign and vest all rights, title and interest in Exar or its Subsidiary, as applicable, of all Intellectual Property and Technology created by such employees in the scope of their employment. To the extent that any material Intellectual Property or Technology have been developed or created by a third party for specifically Exar or any of its Subsidiaries, Exar or such Subsidiary has a written Contract with such third party with respect thereto and Exar or such Subsidiary thereby has obtained ownership of, and is the exclusive owner of all such third party’s Intellectual Property or Technology in such work, material or invention by operation of law or by valid assignment, to the fullest extent it is legally possible to do so, or has received a perpetual license to use, modify and exploit such Technology or under such Intellectual Property in connection with the business of Sipex or any of its Subsidiaries as currently conducted and as proposed to be conducted.

(g) Neither Exar nor any of its Subsidiaries has transferred ownership of, or granted any exclusive license with respect to, any Intellectual Property or Technology that is or was Exar Intellectual Property or Exar Technology to any third party.

(h) The operation of the business of Exar and its Subsidiaries as such business currently is conducted, including Exar’s and its Subsidiaries’ design, development, manufacture, marketing and sale of the products or services of Exar and its Subsidiaries (including products currently under development) has not and does not infringe or misappropriate the Intellectual Property of any third party or, to its knowledge, constitute unfair competition or trade practices under the Legal Requirements of any jurisdiction.

(i) Neither Exar nor any of its Subsidiaries has since January 1, 2002 received notice or threat from any third party that the operation of the business of Exar or any of its Subsidiaries or any act, product or service of Exar or any of its Subsidiaries, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the Legal Requirements of any jurisdiction.

(j) To Exar’s knowledge, no Person is infringing or misappropriating any Exar Intellectual Property.

(k) Exar and each of its Subsidiaries has taken reasonable steps to protect Exar’s and its Subsidiaries’ rights in Exar’s confidential information and trade secrets that it wishes to protect or any trade secrets or confidential information of third parties provided to Exar or any of its Subsidiaries, and, without limiting the foregoing, each of Exar and its Subsidiaries has and enforces a policy requiring each employee and contractor to execute a proprietary information/confidentiality agreement substantially in the form made available to Sipex and all current and former employees and contractors of Exar and any of its Subsidiaries have executed such an agreement, except where the failure to do so is not reasonably expected to have a Material Adverse Effect on Exar.

(l) Neither Exar nor any of its Subsidiaries has given any warranties or indemnities in connection with Intellectual Property rights to any third party other than warranties or indemnities given in the ordinary course of business consistent with past practice or that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Exar. Neither Exar nor any of its Subsidiaries is a party to any non-competition or other similar restrictive agreement or arrangement relating to any business or service anywhere in the world.

(m) Exar and its Subsidiaries has the right to use (and, to the extent applicable, modify and create derivative works of), pursuant to valid written licenses or agreements, all third party Intellectual Property and Technology (including, without limit, software development tools, library functions, compilers and all other third-party software) that are material to the operation of the business as currently conducted and as proposed to be conducted by Exar and its Subsidiaries, and such licenses and agreements are set forth in

Section 2.8(m)(i) of the Exar Schedules. Exar and its Subsidiaries are in compliance with all material terms and conditions of all Contracts regarding Intellectual Property, Technology and the products or services of Exar or its Subsidiaries to which Exar or any of its Subsidiaries is a party, and, to the knowledge of Exar, there is no claim or threatened claim, or reasonable basis therefor, that Exar or any of its Subsidiaries has breached any terms or conditions of such Contracts. Section 2.8(m)(ii) of the Exar Schedules sets forth a list of all licenses pursuant to which Exar or any of its Subsidiaries licenses Exar Intellectual Property or Exar Technology to any third party that are material to the operation of the business as currently conducted and as proposed to be conducted by Exar and its Subsidiaries. To Exar’s knowledge and as of the date of this Agreement, no Person is in breach of any Contract authorizing another party to use Exar Intellectual Property. Exar has made available to Sipex copies of all Contracts identified above. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in any breach of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Exar’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any patent licensed by Exar or any of its Subsidiaries pursuant to, any Contract to which Exar or any of its Subsidiaries is a party under which they license from a third party any patent which is material to any product line of Exar.

(n) No Technology subject to any open source, freeware, shareware or other public library software license, including any version of any software licensed pursuant to any GNU public license (including, without limit, the GPL or the LGPL), is, in whole or in part, embodied or incorporated into any of Exar’s or its Subsidiaries’ products.

(o) The consummation of the transactions contemplated by this Agreement will not result in the loss of, or otherwise adversely affect, any ownership or other rights of Exar or any of its Subsidiaries in any Exar Intellectual Property or Exar Technology or result in the breach or termination of any Contract to which Exar or any of its Subsidiaries is a party respecting any material Exar Intellectual Property or Exar Technology.

(p) Neither the consummation of the transactions contemplated by this Agreement nor the transfer of any Contracts or Exar Intellectual Property or Exar Technology will trigger any provision of any Exar Contract that purports to obligate Sipex to (i) grant to any third party any rights or licenses with respect to any Exar Intellectual Property or Exar Technology; or (ii) increase the royalties or other amounts payable for licenses to Exar Intellectual Property or Exar Technology in excess of that being paid by Exar or its Subsidiaries prior to the Closing.

(q) Neither Exar nor any of its Subsidiaries has contributed or licensed, or agreed to contribute or license, any Exar Intellectual Property or Exar Technology to or through any standards body, standard setting organization, industry consortium, licensing pool, governmental entity, or other industry group or consortium (each, a “Standards Body”). Neither Exar nor any of its Subsidiaries has agreed to dedicate any Exar Intellectual Property or Exar Technology to the public, to make generally available any Exar Intellectual Property or Exar Technology, or to make any licenses available on a royalty free basis or on fair, reasonable or non-discriminatory terms in connection with any Standards Body or otherwise.

(r) No funding or facilities of any governmental entity, or funding or facilities of a university, college, other educational or academic institution or research center, was used in the development of the Exar Intellectual Property or Exar Technology or Exar’s or any of its Subsidiaries’ products. No current or former employee, consultant or independent contractor of Exar or any of its Subsidiaries who was involved in, or who contributed to, the creation or development of any Exar Intellectual Property or Exar Technology or Exar’s or any of its Subsidiaries’ products, has to the knowledge of Exar performed services for any governmental entity, a university, college, or other educational institution, or a research center, during a period of time during which such employee, consultant or independent contractor was also performing services for Exar or any of its Subsidiaries.

2.9 Compliance; Permits; Restrictions.

(a) Except as would not, individually or in the aggregate, reasonably be expected to be material to Exar and its Subsidiaries taken as a whole or prevent or materially delay consummation of the Merger or the other transactions contemplated by this Agreement, neither Exar nor any of its Subsidiaries is in conflict with, or in default or violation of (i) any Legal Requirement applicable to Exar or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, or (ii) any Contract to which Exar or any of its Subsidiaries is a party or by which Exar or any of its Subsidiaries or its or any of their respective properties is bound or affected. No investigation or review by any Governmental Entity is pending or, to Exar’s knowledge, threatened against Exar or its Subsidiaries, nor to Exar’s knowledge has any Governmental Entity indicated an intention to conduct the same. There is no Contract, judgment, injunction, order or decree binding upon Exar or any of its Subsidiaries which has or could reasonably be expected to have the effect of materially prohibiting or impairing any business practice of Exar or any of its Subsidiaries, any acquisition of material property by Exar or any of its Subsidiaries or the conduct of business by Exar as currently conducted.

(b) Exar and its Subsidiaries hold all material permits, licenses, variances, exemptions, orders and approvals from Governmental Entities which are material to the operation of the business of Exar (collectively, the “Exar Permits”). Exar and its Subsidiaries are in compliance in all material respects with the terms of the Exar Permits.

2.10 Litigation. There is no action, suit, proceeding, claim, arbitration or investigation pending, or as to which Exar or any of its Subsidiaries has received any notice of assertion nor, to Exar’s knowledge, is there a threatened action, suit, proceeding, claim, arbitration or investigation against Exar or any of its Subsidiaries, which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Exar and its Subsidiaries taken as a whole, or which in any manner challenges or seeks to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement. Section 2.10 of the Exar Schedules sets forth each action, suit, proceeding, claim, arbitration or investigation pending, or as to which Exar or any of its Subsidiaries has received any notice of assertion, and, to the knowledge of Exar, any threatened action, suit, proceeding, claim, arbitration or investigation against Exar or any of its Subsidiaries, in each case which would reasonably be expected to be material to Exar and its Subsidiaries taken as a whole.

2.11 Brokers’ and Finders’ Fees. Except for fees payable to Cowen and Company pursuant to an engagement letter dated March 26, 2007, a copy of which has been provided to Sipex, and fees payable to Lehman Brothers pursuant to an engagement letter dated April 25, 2007, a copy of which has been provided to Sipex, neither Exar nor Merger Sub has incurred, nor will either of them incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

2.12 Employee Benefit Plans.

(a) All “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and all material employee compensation, incentive, retirement, welfare, fringe or benefit plans, programs, policies, Contracts, commitments or other arrangements (whether or not set forth in a written document and including, without limitation, which are or have been maintained, contributed to, or required to be contributed to, by Exar or an Exar Affiliate for the benefit of any current or former employee, director or consultant of Exar or an Exar Affiliate (each an “Exar Employee”) who has any present or future rights to benefits, or with respect to which Exar or any Exar Affiliate has or, to its knowledge, may in the future have any material liability, as of the date of this Agreement are listed in Section 2.12(a) of the Exar Schedules, excluding any arrangement with any individual for the payment of salary, bonus or commissions (the “Exar Plans”). Exar has provided or made available to Sipex: (i) true and complete copies of current versions of all documents embodying each Exar Plan including (without limitation) all amendments thereto, all related trust documents, and all material written Contracts relating to each such Exar Plan; (ii) the most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Exar Plan; (iii) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Exar Plan; (iv) all IRS determination, opinion, notification and advisory letters, if any; (v) all material correspondence to or from any Governmental Entity relating to any Exar Plan, if any; (vi) the most recent discrimination tests for each Exar Plan; (vii) the most recent actuarial valuations, if any, prepared for each Exar Plan; (viii) if the Exar Plan is funded, the most recent annual and periodic accounting of the Exar Plan assets; and (ix) all communication to Exar Employees relating to any events which would result in any material liability to Exar or any Exar Affiliate. “Exar Affiliate” shall mean each Subsidiary of Exar and any other Person under common control with Exar or any of its Subsidiaries within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder.

(b) Exar and each Exar Affiliate have performed in all material respects all obligations required to be performed by them under each Exar Plan, including all reporting, disclosure and notification requirements, and each Exar Plan has been maintained and administered in all material respects in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations (foreign or domestic), including but not limited to ERISA and the Code, which are applicable to such Exar Plans. No suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Exar Plan activities) has been brought, or to Exar’s knowledge, is threatened, against or with respect to any such Exar Plan. There are no audits, inquiries or proceedings pending or, to Exar’s knowledge, threatened by the Internal Revenue Service (the “IRS”) or Department of Labor (the “DOL”) with respect to any Exar Plans. All contributions, reserves or premium payments required to be made or accrued as of the date hereof to the Exar Plans have been timely made or accrued. Each Exar Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either received a favorable determination, opinion, notification or advisory letter from the IRS with respect to each such Exar Plan as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has remaining a period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such a letter and make any amendments necessary to obtain a favorable determination as to the qualified status of each such Exar Plan. To the knowledge of Exar, no condition or circumstance exists giving rise to a material likelihood that any such Exar Plan would not be treated as qualified by the IRS. Neither Exar nor any Exar Affiliate has any plan or commitment to establish any new Exar Plan, to modify any Exar Plan (except to the extent required by applicable Legal Requirements or to conform any such Exar Plan to the requirements of any applicable Legal Requirement or as required by the terms of any Exar Plan or this Agreement), or to enter into any new Exar Plan. Each Exar Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to the Surviving Corporation, Exar or any Exar Affiliate (other than ordinary administration expenses).

(c) Neither Exar nor any Exar Affiliate has at any time ever maintained, established, sponsored, participated in, or contributed to any plan subject to Title IV of ERISA or Section 412 of the Code and at no time has Exar or any Exar Affiliate contributed to or been requested to contribute to any “multiemployer plan,” as such term is defined in ERISA. No Exar Plan provides health benefits that are not fully insured through an insurance contract. Neither Exar, any Exar Affiliate, nor any officer or director of Exar or any Exar Affiliate is subject to any material liability or penalty under Section 4975 through 4980B of the Code or Title I of ERISA with respect to an Exar Plan. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 4975 of the Code and Section 408 of ERISA, has occurred with respect to any Exar Plan which could subject Exar or any Exar Affiliate to material liability.

(d) Neither Exar nor any Exar Affiliate has, prior to the Effective Time and in any material respect, violated requirements of the Family Medical Leave Act of 1993, as amended, the requirements of the Women’s Health and Cancer Rights Act of 1998, as amended, the requirements of the Newborns’ and

Mothers’ Health Protection Act of 1996, as amended, the requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, or any similar provisions of state law applicable to Exar Employees. None of the Exar Plans promises or provides post-termination or retiree medical or other post-termination or retiree welfare benefits to any person, nor has Exar nor any Exar Affiliate represented, promised or contracted (whether in oral or written form) to provide such post-termination or retiree benefits to any Exar Employee or any other person except (1) coverage mandated by Part 6 of Title I of ERISA or Section 4980B of the Code, (2) disability benefits that have been fully provided for by insurance under an Exar Plan that constitutes an “employee welfare benefit plan” within the meaning of Section (3)(1) of ERISA, (3) benefits in the nature of severance pay with respect to one or more of the employment contracts set forth on Section 2.12(a) of the Exar Schedules, or (4) as required by the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or similar statute.

(e) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or upon the occurrence of termination of employment following the transaction) (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any Exar Employee under any Exar Plan, (ii) materially increase any benefits otherwise payable under any Exar Plan, (iii) result in the acceleration of the time of payment or vesting of any such benefits, or (iv) result in any loan or other extension of credit to or on behalf of any Exar Employee.

(f) Neither Exar nor any Exar Affiliate has violated Section 402 of the Sarbanes-Oxley Act and the execution of this Agreement and the consummation of the transactions contemplated hereby will not, to Exar’s knowledge, cause such a violation with respect to any Exar Employee.

(g) There is no agreement, plan, arrangement or other Contract to which Exar or any Exar Affiliate is a party, including but not limited to any agreements entered into in connection with this Agreement, covering any Exar Employee that, individually or collectively, would reasonably be expected to, give rise directly or indirectly, in connection with the consummation of the transactions contemplated by this Agreement, to the payment of any amount that would be characterized as a “parachute payment” within the meaning of Section 280G(b)(1) of the Code or would give rise to the payment of any amount that would not be deductible pursuant to Sections 162(m) of the Code, or the payment of any excise tax under Section 4999 of the Code. There is no agreement, plan, arrangement or other Contract to which Exar or any Exar Affiliate is a party or by which it is bound to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

(h) Each Exar International Employee Plan has been established, maintained and administered in compliance with its terms and conditions and with the requirements prescribed by any and all Legal Requirements that are applicable to such Exar International Employee Plan. Furthermore, no Exar International Employee Plan has unfunded liabilities that, as of the Effective Time, will not be offset by insurance or fully accrued. Except as required by applicable Legal Requirement, no condition exists that would prevent Exar or Sipex from terminating or amending any Exar International Employee Plan at any time for any reason. For purposes of this Section “Exar International Employee Plan” shall mean each Exar Plan that has been adopted or maintained by Exar or any of its Subsidiaries, whether informally or formally, for the benefit of current or former employees of Exar or any of its Subsidiaries outside the United States.

(i) Each “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) of Exar has been operated since January 1, 2005 in good faith compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder. No nonqualified deferred compensation plan of Exar has been “materially modified” (within the meaning of Treasury Regulation Section 1.409A-6(a)(4)) at any time after October 3, 2004.

2.13 Absence of Liens and Encumbrances; Real Property.

(a) Exar and each of its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, a valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used in its business, free and clear of any Liens except as reflected in the Exar Financials and except for Permitted Liens.

(b) Section 2.13(b) of the Exar Schedules sets forth a true and complete list of all real property owned by Exar or any of its Subsidiaries (the “Exar Owned Real Property”). Exar or one of its Subsidiaries owns title in fee simple to each Exar Owned Real Property, free and clear of all Liens other than Permitted Liens, and there are no outstanding options or rights of first refusal in favor of any other party to purchase any Exar Owned Real Property or any portion thereof or interest therein.

(c) Section 2.13(c) of the Exar Schedules sets forth a true and complete list as of the date of this Agreement of all properties leased or otherwise occupied by Exar or any of its Subsidiaries for the operation of its business, including the address, the name of the landlord, and the current base rent (the “Exar Facilities”). Section 2.13(c) of the Exar Schedules identifies all of the leases or other occupancy agreements with respect to the Exar Facilities (the “Exar Leases”) (including any amendments or modifications to the Exar Leases). No party other than Exar, its Subsidiary or a subtenant identified in Section 2.13(c) of the Exar Schedules, as applicable, has the right to occupy any of the Exar Facilities. The execution and delivery of this Agreement by Exar do not, and the performance of this Agreement by Exar will not result in any material breach of, or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or impair in any material respect Exar’s rights or alter in any material respect the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, any Exar Lease.

2.14 Environmental Matters.

(a) The operations of Exar and each of its Subsidiaries are in compliance in all material respects with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with any permits, licenses, variances, exemptions, orders and approvals from Governmental Entities required under all applicable Environmental Laws necessary to operate its business (“Environmental Permits”).

(b) Neither Exar nor any of its Subsidiaries is subject to any pending, or to Exar’s knowledge, threatened claim alleging that Exar or any of its Subsidiaries may be in violation of any Environmental Law or any Environmental Permit or may have any liability under any Environmental Law.

(c) There are no pending or, to Exar’s knowledge, threatened investigations of the businesses of Exar or any of its Subsidiaries, or any currently or previously owned or leased property of Exar or any of its Subsidiaries under Environmental Laws, which would reasonably be expected to result in Exar or any Subsidiary incurring any material liability pursuant to any Environmental Law.

(d) Since January 1, 2000, no Releases of Hazardous Materials have occurred at, from, on or under any Exar Leased Property or Exar Owned Real Property or any other properties previously owned or leased by Exar or its Subsidiaries (i) at the time Exar owned or leased such properties or (ii) to Exar’s knowledge, at any other time since January 1, 2000, in each case which could require Remedial Action by Exar or any of its Subsidiaries or otherwise give rise to material liability under Environmental Law. Since January 1, 2000, no Hazardous Materials are or were present at, on, under, or migrating to or from any Exar Leased Property or Exar Owned Real Property or any other properties previously owned or leased by Exar or its Subsidiaries (i) at the time they owned or leased such properties or (ii) to Exar’s knowledge, at any other time since January 1, 2000, in each case which could require any material Remedial Action by Exar or any of its Subsidiaries or otherwise give rise to material liability under Environmental Law.

(e) Since January 1, 2000, neither Exar nor any of its Subsidiaries has generated, transported, treated, stored, used, manufactured, handled, disposed of, recycled, sold or distributed or arranged for the transportation, treatment, storage, use, manufacturing, handling or disposal, recycling, sale or distribution of any Hazardous Material which could require any Remedial Action by Exar or any of its Subsidiaries or otherwise give rise to any material liability of Exar or any of its Subsidiaries under Environmental Law.

(f) Exar has made available to Sipex all environmental audits, assessments, investigations, reports, tests or other analyses with respect to the real property owned or leased by Exar since January 1, 2002 which audits, assessments, investigations, reports, tests or other analyses are in the possession of Exar or any of its Subsidiaries.

(g) Definitions. For the purposes of this Agreement, the following terms have the following definitions:

(i) “Environmental Laws” means any and all Legal Requirements relating in any way to pollution, the environment or the protection of human health and worker safety.

(ii) “Hazardous Materials” means any substance, material or waste which is regulated by any Governmental Entity including petroleum and its by-products, asbestos, and any material or substance which is defined as a “hazardous waste,” “hazardous substance,” “hazardous material,” “restricted hazardous waste,” “industrial waste,” “solid waste,” “contaminant,” “pollutant,” “toxic waste” or “toxic substance” under any provision of Environmental Law.

(iii) “Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, or leaching into the environment.

(iv) “Remedial Action” means all actions required under Environmental Laws to clean up, remove, treat or address any Hazardous Material in the environment at levels exceeding those allowed by applicable Environmental Laws, including pre-remedial studies and investigations or post-remedial monitoring and care.

2.15 Labor and Employment Matters.

(a) No work stoppage or labor strike against Exar or any Exar Affiliate is pending, threatened or reasonably anticipated. Exar does not know of any activities or proceedings of any labor union to organize any Exar Employees. There are no actions, suits, claims, labor disputes or grievances pending, or, to Exar’s knowledge, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Exar Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in any material liability to Exar. Neither Exar nor any of its Subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Neither Exar nor any of its Subsidiaries is presently, or has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Exar Employees and no collective bargaining agreement is being negotiated with respect to Exar Employees. Neither Exar nor any of its Subsidiaries have incurred any material liability or material obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local Legal Requirement which remains unsatisfied.

(b) Exar and each Exar Affiliate are in compliance in all material respects with all applicable Legal Requirements respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Exar Employees. Neither Exar nor any Exar Affiliate has or could reasonably be expected to have any direct or indirect material liability with respect to any misclassification of any person as an independent contractor rather than as an employee, or with respect to any employee leased from another employer.

2.16 Agreements, Contracts and Commitments.

(a) As of the date of this Agreement, neither Exar nor any of its Subsidiaries is a party to or is bound by:

(i) (A) any employment or consulting Contract with any officer or member of Exar’s Board of Directors or (B) any employment or consulting Contract with any Exar employee, consultant or independent contractor involving salary of greater than $200,000 per year;

(ii) any Contract, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(iii) any agreement of material indemnification or any material guaranty by Exar other than any agreement of indemnification or guaranty entered into in the ordinary course of business on Exar’s standard forms of indemnification or guaranty (forms of which are attached to Section 2.16(a)(iii) of the Exar Schedules);

(iv) any Contract (A) containing any covenant limiting in any respect the right of Exar or any of its Subsidiaries to engage in any line of business or to compete with any Person or in any geographic area, (B) granting any exclusive rights (including distribution rights), or (C) purporting to limit the ability of Exar or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or any business;

(v) any Contract (A) relating to the disposition or acquisition by Exar or any of its Subsidiaries after the date of this Agreement of capital stock or other equity interests or a material amount of assets or not in the ordinary course of business, (B) pursuant to which Exar has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than Exar’s Subsidiaries, or (C) entered into in the last three (3) years relating to the acquisition or disposition by Exar or any of its Subsidiaries of stock or other equity interests or a material amount of assets not in the ordinary course of business;

(vi) (A) joint marketing or development Contract currently in force under which Exar or any of its Subsidiaries have continuing material obligations to jointly market or develop any product, technology or service (including Intellectual Property that will not be owned, in whole or in part, by Exar or any of its Subsidiaries), or (B) any joint venture or partnership Contract;

(vii) Contract currently in force to provide source code to any third party;

(viii) any Contract currently in force to authorize or license any third party to manufacture or reproduce any Exar product, service or technology;

(ix) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit;

(x) any leases for personal property involving payments in excess of $200,000 annually (including capital leases);

(xi) any settlement agreement entered into within three (3) years prior to the date of this Agreement with respect to which Exar has continuing obligations;

(xii) any Contract (A) pursuant to which Exar is required to provide notice of the discontinuance or end-of-life of any product, or (B) a continuity of supply Contract or any other Contract pursuant to which Exar is required to provide a product for a fixed period of time;

(xiii) any Contracts with Exar’s top 10 distributors, independent sales representatives or others distributing Exar’s products (measured by revenue) for the last 12 months;

(xiv) any Contract with the top 10 non-distributor customers of Exar and its Subsidiaries taken as a whole (measured by revenue) in the last 12 months;

(xv) any other Contract that, either individually or taken together with all other contracts with the same party, (i) has in the last 12 months resulted in payments being made to Exar in excess of $250,000 or (ii) is expected by Exar, if fulfilled in accordance with its terms, to result in payments being made to Exar in excess of $250,000 in the next 12 months;

(xvi) any other Contract that, either individually or taken together with all other contracts with the same party, (i) has in the last 12 months resulted in payments being made by Exar in excess of $250,000 or (ii) is expected by Exar, if fulfilled in accordance with its terms, to result in payments being made by Exar in excess of $250,000 in the next 12 months; and

(xvii) any other Contract deemed to be a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC.

(b) Neither Exar nor any of its Subsidiaries, nor to Exar’s knowledge any other party to an Exar Contract, is in material breach, violation or default under, and neither Exar nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the Contracts to which Exar or any of its Subsidiaries is a party or by which it is bound that are required to be disclosed in the Exar Schedules (including Sections 2.13(c), 2.8 and 2.16 (a)) (any such Contract, an “Exar Contract”).

2.17 Statements; Proxy Statement/Prospectus.

(a) None of the information supplied or to be supplied by Exar or Merger Sub for inclusion or incorporation by reference in the Registration Statement will at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading.

(b) The proxy statement/prospectus to be sent to the stockholders of Exar in connection with the meeting of Exar’s stockholders to consider the approval of the issuance of shares of Exar Common Stock in the Merger (the “Exar Stockholders’ Meeting”) and to the stockholders of Sipex in connection with the meeting of Sipex’s stockholders to consider the adoption of this Agreement (the “Sipex Stockholders’ Meeting”) (such proxy statement/prospectus as amended or supplemented is referred to herein as the “Proxy Statement”) shall not, on the date the Proxy Statement is first mailed to Exar’s stockholders and Sipex’s stockholders, at the time of the Exar Stockholders’ Meeting, the Sipex Stockholders’ Meeting or at the Effective Time, with respect to information supplied or to be supplied by Exar, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Exar Stockholders’ Meeting or the Sipex Stockholders’ Meeting which has become false or misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, Exar makes no representation or warranty with respect to any information supplied by Sipex for inclusion or incorporation by reference in any of the foregoing documents.

2.18 Board Approval. The Board of Directors of Exar has, as of the date of this Agreement, (i) determined that the Merger is fair to, advisable and in the best interests of Exar and its stockholders, (ii) duly approved the Merger, this Agreement and the transactions contemplated hereby, (iii) approved the Exar Voting Agreements, and (iv) subject to the terms of this Agreement, determined to recommend to the stockholders of Exar that they approve the issuance of shares of Exar Common Stock in the Merger at the Exar Stockholders’ Meeting (such recommendation, the “Exar Recommendation”).

2.19 State Takeover Statutes. The Board of Directors of Exar has approved the Merger, this Agreement, the Exar Voting Agreements and the transactions contemplated hereby and thereby, and such approval is sufficient to render inapplicable to the Merger, this Agreement, the Exar Voting Agreements and the transactions contemplated hereby and thereby the provisions of Section 203 of the DGCL. No other state takeover statute or similar statute or regulation applies to or purports to apply to the Merger, this Agreement, the Exar Voting Agreement or the transactions contemplated hereby and thereby.

2.20 Fairness Opinion. Exar has received a written opinion from each of Cowen and Company and Lehman Brothers to the effect that as of the date hereof, the Exchange Ratio is fair to Exar from a financial point of view. A copy of such written opinions shall be delivered by Exar to Sipex promptly after receipt.

2.21 Insurance. Exar has made available to Sipex prior to the execution of this Agreement true and complete copies of all policies of insurance maintained by Exar and its Subsidiaries, or summaries of the material terms of such policies. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds, except questioned, denied or disputed claims the failure to provide coverage for which would not individually or in the aggregate be material to Exar.

2.22 Transactions with Affiliates. Since December 31, 2006, there have been no transactions, agreements, arrangements or understandings between Exar and its affiliates that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

2.23 Illegal Payments. In the conduct of their business, neither Exar nor any of its Subsidiaries nor, to Exar’s knowledge, any of their respective Representatives, has (a) directly or indirectly, given, or agreed to give, any gift, contribution, payment or similar benefit that is or was illegal under any applicable Legal Requirement to any supplier, customer, governmental official or employee or other person who was, is or may be in a position to help or hinder Exar or any of its Subsidiaries (or assist in connection with any actual or proposed transaction) or made, or agreed to make, any contribution that is or was illegal under applicable Legal Requirements, or reimbursed any political gift or contribution that is or was illegal under applicable Legal Requirements made by any other person, to any candidate for federal, state, local or foreign public office or (b) established or maintained any unrecorded fund or asset or made any false entries on any books or records for any purpose.

2.24 Operations and Equity Interests of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and has not (i) engaged in any business activities or owned any properties or assets other than in connection with the transactions contemplated by this Agreement, (ii) conducted any operations other than in connection with the transactions contemplated by this Agreement, or (iii) incurred any liabilities other than in connection with the transactions contemplated by this Agreement. Exar, as the sole shareholder of Merger Sub, has approved the Merger (and the other transactions contemplated hereby) and Merger Sub’s execution and delivery of this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SIPEX

Sipex represents and warrants to Exar and Merger Sub, subject to the exceptions specifically disclosed in writing in the disclosure schedules supplied by Sipex to Exar (the “Sipex Schedules”) (it being understood that any such exception shall be deemed to qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to which the relevance of such disclosure is reasonably apparent on its face), as follows:

3.1 Organization of Sipex.

(a) Sipex and each of its Subsidiaries that has any employees, operations or assets (each a “Sipex Material Subsidiary” and together, the “Sipex Material Subsidiaries”) is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation; has the corporate power and authority to own, lease and operate its assets and property and to carry on its business as now being conducted and as proposed to be conducted; and is duly qualified to do business and in good standing as a foreign corporation in each jurisdiction in which the failure to be so qualified would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sipex. No direct or indirect Subsidiaries of Sipex holds any Sipex Common Stock.

(b) Section 3.1(b)(i) of the Sipex Schedules sets forth a true and complete list of all of Sipex’s Subsidiaries, indicating the jurisdiction of incorporation of each Sipex Subsidiary, Sipex’s equity interest therein and the holder(s) of any other equity interest therein (if not owned 100% by Sipex). Section 3.1(b)(ii) of the Sipex Schedules sets forth a true and complete list of any entity in which Sipex holds any equity interest, other than any Sipex Subsidiaries, indicating the jurisdiction of incorporation of each such entity, Sipex’s equity interest therein and, to the extent known by Sipex, the holder(s) of any other equity interest therein.

(c) Sipex has made available to Exar a true and correct copy of the Certificate of Incorporation and Bylaws of Sipex and similar governing instruments of each of the Sipex Material Subsidiaries, each as amended to date, and each such instrument is in full force and effect. Neither Sipex nor any of the Sipex Material Subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or Bylaws or equivalent governing instruments.

3.2 Sipex Capital Structure. The authorized capital stock of Sipex consists of 60,000,000 shares of Common Stock, par value $0.01 per share, of which there are 18,727,741 shares issued and outstanding as of the date of this Agreement, and 1,000,000 shares of Preferred Stock, par value $0.01 per share, of which no shares are issued or outstanding. All outstanding shares of Sipex Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights created by statute, the Certificate of Incorporation or Bylaws of Sipex or any Contract or document to which Sipex is a party or by which it is bound. As of the date of this Agreement, Sipex had reserved an aggregate of 3,285,995 shares of Sipex Common Stock for issuance to employees, consultants and non-employee directors pursuant to the Sipex Option Plans, under which options are outstanding for an aggregate of 1,841,662 shares and under which 699,938 shares are available for grant as of the date of this Agreement. As of the date of this Agreement, options are outstanding for an aggregate of 1,780,439 shares issued outside the Sipex Option Plans. Sipex had reserved an aggregate of 503,732 shares of Sipex Common Stock for issuance on exercise of the Sipex Warrants. As of the date of this Agreement, Sipex had reserved an aggregate of 6,495,336 shares of Sipex Common Stock for issuance on exercise of the Sipex Notes. All shares of Sipex Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, would be duly authorized, validly issued, fully paid and nonassessable. Section 3.2 of the Sipex Schedules lists each outstanding option and warrant to acquire shares of Sipex Common Stock as of the date of this Agreement, the name of the holder of such option or warrant, the number of shares subject to such option or warrant, the exercise price of such option or warrant, the number of shares as to which such option or warrant will have vested at such date, the vesting schedule for such option or warrant and whether the exercisability of such option or warrant will be accelerated in any way by the transactions contemplated by this Agreement or for any other reason, and indicates the extent of acceleration, if any. No outstanding share of Sipex Common Stock is subject to any repurchase option, risk of forfeiture or similar condition. All Sipex Options issued since January 1, 2002 (including those that have been exercised, terminated, expired, forfeited or otherwise cancelled) were appropriately authorized by Sipex’s Board of Directors (or an appropriate committee or sub-committee thereof or an appropriately delegated officer) and were issued with an exercise price at least equal to fair market value such that the fair market value on the grant date equaled or exceeded the fair market value on the financial measurement date (as determined in accordance with the terms of the applicable Sipex Option Plan and, to the extent applicable, Sections 409A and 422 of the Code) for each such Sipex Option or, with respect to Sipex Options that were not issued in such a manner, Sipex recorded an appropriate compensation charge in its financial statements relating to such grants in the appropriate period and reported such in its financial statements and Tax Returns during the required period. Sipex has made available to Exar accurate and complete copies of all forms of agreements pursuant to which outstanding Sipex Options have been issued.

3.3 Obligations With Respect to Capital Stock. Except as set forth in Section 3.2, there are no equity securities of any class of Sipex, or any securities exchangeable or convertible into or exercisable for such equity securities issued, reserved for issuance or outstanding. Except for securities Sipex owns, directly or indirectly through one or more Subsidiaries, there are no equity securities, partnership interests or similar ownership interests of any class of any Subsidiary of Sipex, or any security exchangeable or convertible into or exercisable for such equity securities, partnership interests or similar ownership interests issued, reserved for issuance or outstanding. Except as set forth in Section 3.2, there are no options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), Contracts or other commitments of any character to which Sipex or any of its Subsidiaries is a party or by which it is bound obligating Sipex or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition, of any shares of capital stock of Sipex or any of its Subsidiaries or obligating Sipex or any of its Subsidiaries to grant, extend, accelerate the vesting of or enter into any such option, warrant, equity security, partnership interest or similar ownership interest, call, right, Contracts or other commitment. There are no registration rights and, to Sipex’s knowledge there are no voting trusts, proxies or other agreements or understandings with respect to any equity security of any class of Sipex or with respect to any equity security, partnership interest or similar ownership interest of any class of any of its Subsidiaries, other than the Voting Agreements entered into concurrently with the execution of this Agreement. There are no options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights, Contracts or other commitments of any character to which Sipex or any of its Subsidiaries is a party or by which it is bound obligating Sipex or any of its Subsidiaries to provide funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

3.4 Authority; No Conflict.

(a) Sipex has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Sipex, subject only to the adoption of this Agreement by Sipex’s stockholders and the filing and recordation of the Certificate of Merger pursuant to the DGCL. A vote of the holders of at least a majority of the outstanding shares of the Sipex Common Stock is required for Sipex’s stockholders to adopt this Agreement. This Agreement has been duly executed and delivered by Sipex and, assuming the due authorization, execution and delivery by Exar and Merger Sub, constitutes the valid and binding obligation of Sipex, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity. The execution and delivery of this Agreement by Sipex do not, and the performance of this Agreement by Sipex will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws of Sipex or the equivalent organizational documents of any of its Subsidiaries, (ii) subject to the adoption of this Agreement by Sipex’s stockholders as contemplated in Section 5.2 and compliance with the requirements set forth in Section 3.4(b) below, conflict with or violate any Legal Requirement applicable to Sipex or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, or (iii) result in any breach of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Sipex’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any of the properties or assets of Sipex or any of its Subsidiaries pursuant to, any Contract to which Sipex or any of its Subsidiaries is a party or by which Sipex or any of its Subsidiaries or its or any of their respective properties are bound or affected, except to the extent such conflict, violation, breach, default, impairment or other effect would not, in the case of clauses (ii) and (iii), individually or in the aggregate, reasonably be expected to (x) have a Material Adverse Effect on Sipex, or (y) prevent or materially delay consummation of the Merger or the other transactions contemplated by this Agreement.

(b) No consent, approval, order or authorization of, or registration, declaration or filing with any Governmental Entity is required by or with respect to Sipex in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) the filing by Exar of the Registration Statement with the SEC in accordance with the Securities Act, (ii) the filing of the Certificate of Merger with the Secretary of State of Delaware, (iii) the filing of the Proxy Statement with the SEC in accordance with the Exchange Act, (iv) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities laws and the HSR Act and the competition and antitrust laws of any foreign country, (v) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required by the NASDAQ Capital Market (if applicable), and (vi) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to (x) have a Material Adverse Effect on Sipex, or (y) prevent or materially delay consummation of the Merger or the other transactions contemplated by this Agreement.

3.5 SEC Filings; Sipex Financial Statements; No Undisclosed Liabilities; Sarbanes-Oxley.

(a) Sipex has filed all forms, reports and documents required to be filed with the SEC since January 1, 2004, and has made available (including by posting to the SEC’s EDGAR system) to Exar such forms, reports and documents in the form filed with the SEC. All such required forms, reports and documents (including those that Sipex may file subsequent to the date hereof) are referred to herein as the “Sipex SEC Reports.” As of their respective dates, the Sipex SEC Reports (i) were prepared, in all material respects, in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Sipex SEC Reports, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Sipex’s Subsidiaries is required to file any forms, reports or other documents with the SEC.

(b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Sipex SEC Reports (the “Sipex Financials”), including any Sipex SEC Reports filed after the date hereof until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC at the time of filing with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q under the Exchange Act) and (iii) fairly presented the consolidated financial position of Sipex and its Subsidiaries at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not, or are not expected to be, material in amount. The balance sheet of Sipex contained in the Sipex SEC Reports as of December 31, 2006 is hereinafter referred to as the “Sipex Balance Sheet.” Except as disclosed in the Sipex Financials (including the Sipex Balance Sheet), neither Sipex nor any of its Subsidiaries has any liabilities (absolute, accrued, contingent or otherwise) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP which are, individually or in the aggregate, material to the business, results of operations or financial condition of Sipex and its Subsidiaries taken as a whole, except liabilities incurred since the date of the Sipex Balance Sheet in the ordinary course of business consistent with past practices of which would not, individually or in the aggregate, reasonably be expected to be material to the business, results of operations or financial condition of Sipex and its Subsidiaries, taken as a whole.

(c) Sipex has heretofore furnished to Exar a true and complete copy of any amendments or modifications which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by Sipex with the SEC pursuant to the Securities Act or the Exchange Act.

(d) Sipex is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ Capital Market.

(e) Each required form, report and document containing financial statements that has been filed with or submitted to the SEC since July 31, 2002, was accompanied by the certifications required to be filed or submitted by Sipex’s principal executive officer and principal financial officer pursuant to the Sarbanes-Oxley Act, and at the time of filing or submission of each such certification, such certification was true and accurate and complied with the Sarbanes-Oxley Act and the rules and regulations promulgated thereunder.

(f) Sipex has established and maintains a system of internal accounting controls and financial reporting (as required by Rule 13a-15 under the Exchange Act) that are sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Sipex’s disclosure controls and procedures are reasonably effective to ensure that all material information required to be disclosed by Sipex in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated on a timely basis to the individuals responsible for the preparation of Sipex’s filings with the SEC to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Sipex has disclosed, based on its most recent completed evaluation prior to the date of this Agreement, to Sipex’s outside auditors and the audit committee of the board of directors of Sipex (A) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that would be reasonably likely to materially and adversely affect Sipex’s ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Sipex’s internal controls over financial reporting

(g) Since January 1, 2003, neither Sipex, any of its Subsidiaries nor, to Sipex’s knowledge, any Representative of Sipex or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Sipex or any of its Subsidiaries or its internal accounting controls, including any complaint, allegation, assertion or claim that Sipex or any of its Subsidiaries has engaged in questionable accounting or auditing practices. No attorney representing Sipex or any of its Subsidiaries, whether or not employed by Sipex or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Sipex or any of its officers, directors, employees or agents to its Board of Directors or any committee thereof or to any director or officer of Sipex.

(h) To the knowledge of Sipex, no employee of Sipex or any of its Subsidiaries has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Legal Requirement.

3.6 Absence of Certain Changes or Events.

(a) Since the date of the Sipex Balance Sheet, there has not been any Material Adverse Effect on Sipex.

(b) Since the date of the Sipex Balance Sheet through the date of this Agreement, Sipex and its Subsidiaries have conducted their respective businesses in the ordinary course of business consistent with past practices and there has not been, (i) any material change by Sipex in its accounting methods, principles or practices, except as required by concurrent changes in GAAP, (ii) any revaluation by Sipex of any of its assets, including, without limitation, writing down the value of capitalized inventory or writing off notes or accounts receivable other than in the ordinary course of business or (iii) any action taken by Sipex or its Subsidiaries that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 4.1(b), other than actions in connection with the transactions contemplated by this Agreement.

3.7 Taxes.

(a) All material Tax Returns required to be filed with respect to Sipex and each of its Subsidiaries have been duly and timely filed, and all such Tax Returns are true, complete and accurate in all material respects. Sipex and each of its Subsidiaries have paid all material Taxes required to be paid by it (regardless of whether shown on any Tax Return). Neither Sipex nor any of its Subsidiaries has been granted, requested or filed any document having the effect of causing any extension of time within which to file any Tax Returns in respect of any fiscal year that have not since been filed.

(b) Sipex and each of its Subsidiaries have timely withheld and paid, or caused to be timely withheld and paid, all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(c) Neither Sipex nor any of its Subsidiaries is delinquent in the payment of any material Tax nor is there any material Tax deficiency outstanding, proposed, asserted or assessed in writing against Sipex or any of its Subsidiaries. As of the date of this Agreement, there are no pending requests for waivers of any statute of limitations on, or extension of any time period for, the assessment or collection of any material Tax with respect to Sipex or any of its Subsidiaries, and no such waivers or extensions have been granted by any taxing authority.

(d) There is no action, assessment, suit, proceeding, investigation, audit or other examination, adjustment or claim for or relating to any material Taxes of Sipex or any of its Subsidiaries either pending or threatened in writing.

(e) The unpaid Taxes of Sipex and its Subsidiaries did not, as of the dates of the financial statements contained in the most recent Sipex SEC Reports, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the balance sheets (rather than in any notes thereto) contained in such financial statements. Since the date of the financial statements in the most recent Sipex SEC Reports, neither Sipex nor any Subsidiary has incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice.

(f) Sipex has made available to Exar or its legal counsel or accountants copies of all Tax Returns and supporting information of Sipex and any of its Subsidiaries for all taxable periods since January 1, 2002 and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by any of Sipex and its Subsidiaries (and their respective predecessors) since January 1, 2002.

(g) Neither Sipex nor any of its Subsidiaries is or has been at any time, a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code.

(h) Neither Sipex nor any of its Subsidiaries has (a) been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was Sipex), (b) been a party to any agreement or arrangement relating to the apportionment, sharing, assignment or allocation of any Tax (other than such an agreement or arrangement exclusively between or among Sipex and its Subsidiaries), nor does Sipex or any of its Subsidiaries owe any amount under any such agreement or (c) any liability for the Taxes of any person (other than Sipex or any of its Subsidiaries) under Treas. Reg. § 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor by Contract or otherwise.

(i) Neither Sipex nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code either (A) in the two years prior to the date of this Agreement (or will constitute such a corporation in the two years prior to the Closing Date) or (B) in a distribution that otherwise constitutes part of a “plan” or “series of related transactions” within the meaning of Section 355(e) of the Code in conjunction with the Merger.

(j) Neither Sipex nor any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b).

(k) As of the date hereof, neither Sipex nor any of its Subsidiaries has taken or agreed to take any action, nor does Sipex or any of its Subsidiaries have knowledge of any fact or circumstance, that would prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(l) There are no limitations on the utilization of the net operating losses of Sipex or any of its Subsidiaries under Section 382 or Section 384 of the Code (or any corresponding or similar provisions of applicable state, local, or foreign law) or the separate return limitation year rules under the consolidated return provisions of the Treasury Regulations (or any corresponding or similar provisions of applicable state, local, or foreign law), other than any such limitation arising as a result of the consummation of the transactions contemplated by this Agreement.

3.8 Sipex Intellectual Property.

(a) For the purposes of this Agreement, the following terms have the following definitions:

(i) “Sipex Intellectual Property” shall mean any Intellectual Property that is owned or purportedly owned by Sipex or any of its Subsidiaries and which is material to the business of Sipex or any of its Subsidiaries as currently conducted and as proposed to be conducted, including, without limitation, the Sipex Registered Intellectual Property.

(ii) “Sipex Registered Intellectual Property” means all of the Registered Intellectual Property owned by, or filed in the name of, Sipex or any of its Subsidiaries and which is material to the business of Sipex or any of its Subsidiaries as currently conducted and as proposed to be conducted.

(iii) “Sipex Technology” shall mean Technology that is owned or purportedly owned by Sipex or any of its Subsidiaries and which is material to the business of Sipex or any of its Subsidiaries as currently conducted and as proposed to be conducted.

(iv) For the purposes of this Section 3.8 only, “as proposed to be conducted” means, with respect to Sipex, its business as proposed to be conducted pursuant to the Sipex product roadmap identified on Section 3.8(a) of the Sipex Disclosure Schedule.

(b) Section 3.8(b) of the Sipex Schedules is a true and complete list of all Sipex Registered Intellectual Property as of the date of this Agreement and specifies, where applicable, the jurisdictions in which each such item of Sipex Registered Intellectual Property has been issued or registered. All necessary registration, maintenance and renewal fees currently due in connection with such Sipex Registered Intellectual Property have been made and all necessary documents, recordations and certificates in connection with such Sipex Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Sipex Registered Intellectual Property.

(c) Sipex has no knowledge of any information, materials, facts or circumstances, including any information or fact that would render any of the Sipex Registered Intellectual Property invalid or unenforceable, or would materially affect any pending application for any Sipex Registered Intellectual Property and Sipex has not knowingly misrepresented, or knowingly failed to disclose, any facts or circumstances in any application for any Sipex Registered Intellectual Property that would constitute fraud or misrepresentation with respect to such application or that would otherwise materially adversely affect the validity or enforceability of any Sipex Registered Intellectual Property.

(d) No Sipex Intellectual Property, Sipex Technology or product or service of Sipex or any of its Subsidiaries is subject to any proceeding or outstanding decree, order, judgment or Contract (other than customary and appropriate license restrictions (e.g., prohibitions on reverse engineering, sublicensing, etc.) on in-licensed Intellectual Property or Technology) materially restricting in any manner the use, transfer, or licensing thereof by Sipex or any of its Subsidiaries, or that may materially affect the validity, use or enforceability of such Sipex Intellectual Property.

(e) Each of Sipex and its Subsidiaries owns and has good and exclusive title to, or has a valid right or license to use (and, to the extent applicable, modify and create derivative works of), all Intellectual Property and Technology necessary for or used in the conduct of its business as currently conducted and as proposed to be conducted. Each item of Sipex Intellectual Property is exclusively owned by Sipex or one of its Subsidiaries free and clear of any Lien (excluding licenses and related restrictions entered into in the ordinary course of business consistent with past practice). Sipex or one of its Subsidiaries exclusively owns all trademarks, trade names and other business identifiers used in connection with operation or conduct of the business of Sipex and its Subsidiaries, including the name of any products or the provision of any services by Sipex and its Subsidiaries, free and clear of any Lien.

(f) Since January 1, 2002 and as of the date of this Agreement, all former and current employees of Sipex and its Subsidiaries have entered into valid and binding Contracts with Sipex sufficient to assign and vest all rights, title and interest in Sipex or its Subsidiary, as applicable, of all Intellectual Property and Technology created by such employees in the scope of their employment. To the extent that any material Intellectual Property or Technology have been developed or created by a third party specifically for Sipex or any of its Subsidiaries, Sipex or such Subsidiary has a written Contract with such third party with respect thereto and Sipex or such Subsidiary thereby has obtained ownership of, and is the exclusive owner of all such third party’s Intellectual Property or Technology in such work, material or invention by operation of law or by valid assignment, to the fullest extent it is legally possible to do so, or has received a perpetual license to use, modify and exploit such Technology or under such Intellectual Property in connection with the business of Sipex or any of its Subsidiaries as currently conducted and as proposed to be conducted.

(g) Neither Sipex nor any of its Subsidiaries has transferred ownership of, or granted any exclusive license with respect to, any Intellectual Property or Technology that is or was Sipex Intellectual Property or Sipex Technology to any third party.

(h) The operation of the business of Sipex and its Subsidiaries as such business currently is conducted, including Sipex’s and its Subsidiaries’ design, development, manufacture, marketing and sale of the products or services of Sipex and its Subsidiaries (including products currently under development) has not and does not infringe or misappropriate the Intellectual Property of any third party or, to its knowledge, constitute unfair competition or trade practices under the Legal Requirements of any jurisdiction.

(i) Neither Sipex nor any of its Subsidiaries has since January 1, 2002 received notice or threat from any third party that the operation of the business of Sipex or any of its Subsidiaries or any act, product or service of Sipex or any of its Subsidiaries, infringes or misappropriates the Intellectual Property of any third party or constitutes unfair competition or trade practices under the Legal Requirements of any jurisdiction.

(j) To Sipex’s knowledge, no Person is infringing or misappropriating any Sipex Intellectual Property.

(k) Sipex and each of its Subsidiaries has taken reasonable steps to protect Sipex’s and its Subsidiaries’ rights in Sipex’s confidential information and trade secrets that it wishes to protect or any trade secrets or confidential information of third parties provided to Sipex or any of its Subsidiaries, and, without limiting the foregoing, each of Sipex and its Subsidiaries has and enforces a policy requiring each employee and contractor to execute a proprietary information/confidentiality agreement substantially in the form made available to Exar and all current and former employees and contractors of Sipex and any of its Subsidiaries have executed such an agreement, except where the failure to do so is not reasonably expected to have a Material Adverse Effect on Sipex.

(l) Neither Sipex nor any of its Subsidiaries has given any warranties or indemnities in connection with Intellectual Property rights to any third party other than warranties or indemnities given in the ordinary course of business consistent with past practice or that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Sipex. Neither Sipex nor any of its Subsidiaries is a party to any non-competition or other similar restrictive agreement or arrangement relating to any business or service anywhere in the world.

(m) Sipex and its Subsidiaries has the right to use (and, to the extent applicable, modify and create derivative works of), pursuant to valid written licenses or agreements, all third party Intellectual Property and Technology (including, without limit, software development tools, library functions, compilers and all other third-party software) that are material to the operation of the business as currently conducted and as proposed to be conducted by Sipex and its Subsidiaries, and such licenses and agreements are set forth in Section 3.8(m)(i) of the Sipex Schedules. Sipex and its Subsidiaries are in compliance with all material terms and conditions of all Contracts regarding Intellectual Property, Technology and the products or services of Sipex or its Subsidiaries to which Sipex or any of its Subsidiaries is a party, and, to the knowledge of Sipex, there is no claim or threatened claim, or reasonable basis therefor, that Sipex or any of its Subsidiaries has breached any terms or conditions of such Contracts. Section 3.8(m)(ii) of the Sipex Schedules sets forth a list of all licenses pursuant to which Sipex or any of its Subsidiaries licenses Sipex Intellectual Property or Sipex Technology to any third party that are material to the operation of the business as currently conducted and as proposed to be conducted by Sipex and its Subsidiaries. To Sipex’s knowledge and as of the date of this Agreement, no Person is in breach of any Contract authorizing another party to use Sipex Intellectual Property. Sipex has made available to Exar copies of all Contracts identified above. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will result in any breach of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Sipex’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any patent licensed by Sipex or any of its Subsidiaries pursuant to, any Contract to which Sipex or any of its Subsidiaries is a party under which they license from a third party any patent which is material to any product line of Sipex.

(n) No Technology subject to any open source, freeware, shareware or other public library software license, including any version of any software licensed pursuant to any GNU public license (including, without limit, the GPL or the LGPL), is, in whole or in part, embodied or incorporated into any of Sipex’s or its Subsidiaries’ products.

(o) The consummation of the transactions contemplated by this Agreement will not result in the loss of, or otherwise adversely affect, any ownership or other rights of Sipex or any of its Subsidiaries in any Sipex Intellectual Property or Sipex Technology or result in the breach or termination of any Contract to which Sipex or any of its Subsidiaries is a party respecting any material Sipex Intellectual Property or Sipex Technology.

(p) Neither the consummation of the transactions contemplated by this Agreement nor the transfer of any Contracts or Sipex Intellectual Property or Sipex Technology will trigger any provision of any Sipex Contract that purports to obligate Sipex to (i) grant to any third party any rights or licenses with respect to any Sipex Intellectual Property or Sipex Technology; or (ii) increase the royalties or other amounts payable for licenses to Sipex Intellectual Property or Sipex Technology in excess of that being paid by Sipex or its Subsidiaries prior to the Closing.

(q) Neither Sipex nor any of its Subsidiaries has contributed or licensed, or agreed to contribute or license, any Sipex Intellectual Property or Sipex Technology to or through any Standards Body. Neither Sipex nor any of its Subsidiaries has agreed to dedicate any Sipex Intellectual Property or Sipex Technology to the public, to make generally available any Sipex Intellectual Property or Sipex Technology, or to make any licenses available on a royalty free basis or on fair, reasonable or non-discriminatory terms in connection with any Standards Body or otherwise.

(r) No funding or facilities of any governmental entity, or funding or facilities of a university, college, other educational or academic institution or research center, was used in the development of the Sipex Intellectual Property or Sipex Technology or Sipex’s or any of its Subsidiaries’ products. No current or former employee, consultant or independent contractor of Sipex or any of its Subsidiaries who was involved in, or who contributed to, the creation or development of any Sipex Intellectual Property or Sipex Technology or Sipex’s or any of its Subsidiaries’ products, has to the knowledge of Sipex performed services for any governmental entity, a university, college, or other educational institution, or a research center, during a period of time during which such employee, consultant or independent contractor was also performing services for Sipex or any of its Subsidiaries.

3.9 Compliance; Permits; Restrictions.

(a) Except as would not, individually or in the aggregate, reasonably be expected to be material to Sipex and its Subsidiaries taken as a whole or prevent or materially delay consummation of the Merger or the other transactions contemplated by this Agreement, neither Sipex nor any of its Subsidiaries is in conflict with, or in default or violation of (i) any Legal Requirement applicable to Sipex or any of its Subsidiaries or by which its or any of their respective properties is bound or affected, or (ii) any Contract to which Sipex or any of its Subsidiaries is a party or by which Sipex or any of its Subsidiaries or its or any of their respective properties is bound or affected. No investigation or review by any Governmental Entity is pending or, to Sipex’s knowledge, threatened against Sipex or its Subsidiaries, nor to Sipex’s knowledge has any Governmental Entity indicated an intention to conduct the same. There is no Contract, judgment, injunction, order or decree binding upon Sipex or any of its Subsidiaries which has or could reasonably be expected to have the effect of materially prohibiting or impairing any business practice of Sipex or any of its Subsidiaries, any acquisition of material property by Sipex or any of its Subsidiaries or the conduct of business by Sipex as currently conducted.

(b) Sipex and its Subsidiaries hold all material permits, licenses, variances, exemptions, orders and approvals from Governmental Entities which are material to the operation of the business of Sipex (collectively, the “Sipex Permits”). Sipex and its Subsidiaries are in compliance in all material respects with the terms of the Sipex Permits.

3.10 Litigation. There is no action, suit, proceeding, claim, arbitration or investigation pending, or as to which Sipex or any of its Subsidiaries has received any notice of assertion nor, to Sipex’s knowledge, is there a threatened action, suit, proceeding, claim, arbitration or investigation against Sipex or any of its Subsidiaries, which, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Sipex and its Subsidiaries taken as a whole, or which in any manner challenges or seeks to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement. Section 3.10 of the Sipex Schedules sets forth each action, suit, proceeding, claim, arbitration or investigation pending, or as to which Sipex or any of its Subsidiaries has received any notice of assertion, and, to the knowledge of Sipex, any threatened action, suit, proceeding, claim, arbitration or investigation against Sipex or any of its Subsidiaries, in each case which would reasonably be expected to be material to Sipex and its Subsidiaries taken as a whole.

3.11 Brokers’ and Finders’ Fees. Except for fees payable to Piper Jaffray pursuant to an engagement letter dated March 12, 2007, a copy of which has been provided to Exar, Sipex has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

3.12 Employee Benefit Plans.

(a) All “employee benefit plans” within the meaning of Section 3(3) of ERISA and all material employee compensation, incentive, retirement, welfare, fringe or benefit plans, programs, policies, Contracts, commitments or other arrangements (whether or not set forth in a written document and including, without limitation, which are or have been maintained, contributed to, or required to be contributed to, by Sipex or a Sipex Affiliate for the benefit of any current or former employee, director or consultant of Sipex or a Sipex Affiliate (each a “Sipex Employee”) who has any present or future rights to benefits, or with respect to which Sipex or any Sipex Affiliate has or, to its knowledge, may in the future have any material liability, as of the date of this Agreement are listed in Section 3.12(a) of the Sipex Schedules, excluding any arrangement with any individual for the payment of salary, bonus or commissions (the “Sipex Plans”). Sipex has provided or made available to Exar: (i) true and complete copies of current versions of all documents embodying each Sipex Plan including (without limitation) all amendments thereto, all related trust documents, and all material written Contracts relating to each such Sipex Plan; (ii) the most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Sipex Plan; (iii) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Sipex Plan; (iv) all IRS determination, opinion, notification and advisory letters, if any; (v) all material correspondence to or from any Governmental Entity relating to any Sipex Plan, if any; (vi) the most recent discrimination tests for each Sipex Plan; (vii) the most recent actuarial valuations, if any, prepared for each Sipex Plan; (viii) if the Sipex Plan is funded, the most recent annual and periodic accounting of the Sipex Plan assets; and (ix) all communication to Sipex Employees relating to any events which would result in any material liability to Sipex or any Sipex Affiliate. “Sipex Affiliate” shall mean each Subsidiary of Sipex and any other Person under common control with Sipex or any of its Subsidiaries within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder.

(b) Sipex and each Sipex Affiliate have performed in all material respects all obligations required to be performed by them under each Sipex Plan, including all reporting, disclosure and notification requirements, and each Sipex Plan has been maintained and administered in all material respects in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations (foreign or domestic), including but not limited to ERISA and the Code, which are applicable to such Sipex Plans. No suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Sipex Plan activities) has been brought, or to Sipex’s knowledge, is threatened, against or with respect to any such Sipex Plan. There are no audits, inquiries or proceedings pending or, to Sipex’s knowledge, threatened by the IRS or DOL with respect to any Sipex Plans. All contributions, reserves or premium payments required to be made or accrued as of the date hereof to the Sipex Plans have been timely made or accrued. Each Sipex Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has either received a favorable determination, opinion, notification or advisory letter from the IRS with respect to each such Sipex Plan as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has remaining a period of time under applicable Treasury Regulations or IRS pronouncements in which to apply for such a letter and make any amendments necessary to obtain a favorable determination as to the qualified status of each such Sipex Plan. To the knowledge of Sipex, no condition or circumstance exists giving rise to a material likelihood that any such Sipex Plan would not be treated as qualified by the IRS. Neither Sipex nor any Sipex Affiliate has any plan or commitment to establish any new Sipex Plan, to modify any Sipex Plan (except to the extent required by applicable Legal Requirement or to conform any such Sipex Plan to the requirements of any applicable Legal Requirement or as required by the terms of any Sipex Plan or this Agreement), or to enter into any new Sipex Plan. Each Sipex Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without liability to Exar, the Surviving Corporation or any Sipex Affiliate (other than ordinary administration expenses).

(c) Neither Sipex nor any Sipex Affiliate has at any time ever maintained, established, sponsored, participated in, or contributed to any plan subject to Title IV of ERISA or Section 412 of the Code and at no time has Sipex or any Sipex Affiliate contributed to or been requested to contribute to any “multiemployer plan,” as such term is defined in ERISA. No Sipex Plan provides health benefits that are not fully insured through an insurance contract. Neither Sipex, any Sipex Affiliate, nor any officer or director of Sipex or any Sipex Affiliate is subject to any material liability or penalty under Section 4975 through 4980B of the Code or Title I of ERISA with respect to a Sipex Plan. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 4975 of the Code and Section 408 of ERISA, has occurred with respect to any Sipex Plan which could subject Sipex or any Sipex Affiliate to material liability.

(d) Neither Sipex nor any Sipex Affiliates has, prior to the Effective Time and in any material respect, violated requirements of the Family Medical Leave Act of 1993, as amended, the requirements of the Women’s Health and Cancer Rights Act of 1998, as amended, the requirements of the Newborns’ and Mothers’ Health Protection Act of 1996, as amended, the requirements of the Health Insurance Portability and Accountability Act of 1996, as amended, or any similar provisions of state law applicable to Sipex Employees. None of the Sipex Plans promises or provides post-termination or retiree medical or other post-termination or retiree welfare benefits to any person, nor has Sipex nor any Sipex Affiliate represented, promised or contracted (whether in oral or written form) to provide such post-termination or retiree benefits to any Sipex Employee or any other person except (1) coverage mandated by Part 6 of Title I of ERISA or Section 4980B of the Code, (2) disability benefits that have been fully provided for by insurance under a Sipex Plan that constitutes an “employee welfare benefit plan” within the meaning of Section (3)(1) of ERISA, (3) benefits in the nature of severance pay with respect to one or more of the employment contracts set forth on Section 3.12(a) of the Sipex Schedules, or (4) as required by COBRA or similar statute.

(e) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or upon the occurrence of termination of employment following the transaction) (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any Sipex Employee under any Sipex Plan, (ii) materially increase any benefits otherwise payable under any Sipex Plan, (iii) result in the acceleration of the time of payment or vesting of any such benefits, or (iv) result in any loan or other extension of credit to or on behalf of any Sipex Employee.

(f) Neither Sipex nor any Sipex Affiliate has violated Section 402 of the Sarbanes-Oxley Act and the execution of this Agreement and the consummation of the transactions contemplated hereby will not, to Sipex’s knowledge, cause such a violation with respect to any Sipex Employee.

(g) There is no agreement, plan, arrangement or other Contract to which Sipex or any Sipex Affiliate is a party, including but not limited to any agreements entered into in connection with this Agreement, covering any Sipex Employee that, individually or collectively, would reasonably be expected to, give rise directly or indirectly, in connection with the consummation of the transactions contemplated by this Agreement, to the payment of any amount that would be characterized as a “parachute payment” within the meaning of Section 280G(b)(1) of the Code or would give rise to the payment of any amount that would not be deductible pursuant to Section 162(m) of the Code, or the payment of any excise tax under Section 49999 of the Code. There is no agreement, plan, arrangement or other Contract to which Sipex or any Sipex Affiliate is a party or by which it is bound to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

(h) Each Sipex International Employee Plan has been established, maintained and administered in compliance with its terms and conditions and with the requirements prescribed by any and all Legal Requirements that are applicable to such Sipex International Employee Plan. Furthermore, no Sipex International Employee Plan has unfunded liabilities that, as of the Effective Time, will not be offset by insurance or fully accrued. Except as required by applicable Legal Requirement, no condition exists that would prevent Sipex or Exar from terminating or amending any Sipex International Employee Plan at any time for any reason. For purposes of this Section “Sipex International Employee Plan” shall mean each Sipex Plan that has been adopted or maintained by Sipex or any of its Subsidiaries, whether informally or formally, for the benefit of current or former employees of Sipex or any of its Subsidiaries outside the United States.

(i) Each “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) of Sipex has been operated since January 1, 2005 in good faith compliance with Section 409A of the Code and all applicable IRS guidance promulgated thereunder. No nonqualified deferred compensation plan of Sipex has been “materially modified” (within the meaning of Treasury Regulation Section 1.409A-6(a)(4)) at any time after October 3, 2004.

3.13 Absence of Liens and Encumbrances; Real Property.

(a) Sipex and each of its Subsidiaries has good and valid title to, or, in the case of leased properties and assets, a valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used in its business, free and clear of any Liens except as reflected in the Sipex Financials and except for Permitted Liens.

(b) Neither Sipex nor any of its Subsidiaries owns any real property. Section 3.13(b) of the Sipex Schedules sets forth a true and complete list as of the date of this Agreement of all properties leased or otherwise occupied by Sipex or any of its Subsidiaries for the operation of its business, including the address, the name of the landlord, and the current base rent (the “Sipex Facilities”). Section 3.13(b) of the Sipex Schedules identifies all of the leases or other occupancy agreements with respect to the Sipex Facilities (the “Sipex Leases”) (including any amendments or modifications to the Sipex Leases). No party other than Sipex, its Subsidiary or a subtenant identified in Section 3.13(b) of the Sipex Schedules, as applicable, has the right to occupy any of the Sipex Facilities. The execution and delivery of this Agreement by Sipex do not, and the performance of this Agreement by Sipex will not result in any material breach of, or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, or impair in any material respect Sipex’s rights or alter in any material respect the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, any Sipex Lease.

3.14 Environmental Matters.

(a) The operations of Sipex and each of its Subsidiaries are in compliance in all material respects with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with any Environmental Permits;

(b) Neither Sipex nor any of its Subsidiaries is subject to any pending, or to Sipex’s knowledge, threatened claim alleging that Sipex or any of its Subsidiaries may be in violation of any Environmental Law or any Environmental Permit or may have any liability under any Environmental Law.

(c) There are no pending or, to Sipex’s knowledge, threatened investigations of the businesses of Sipex or any of its Subsidiaries, or any currently or previously owned or leased property of Sipex or any of its Subsidiaries under Environmental Laws, which would reasonably be expected to result in Sipex or any Subsidiary incurring any material liability pursuant to any Environmental Law.

(d) Since January 1, 2000, no Releases of Hazardous Materials have occurred at, from, on or under any Sipex Leased Property or any other properties previously owned or leased by Sipex or its Subsidiaries (i) at the time Sipex owned or leased such properties or (ii) to Sipex’s knowledge, at any other time since January 1, 2000, in each case which could require Remedial Action by Sipex or any of its Subsidiaries or otherwise give rise to material liability under Environmental Law. Since January 1, 2000, no Hazardous Materials are or were present at, on, under, or migrating to or from any Sipex Leased Property or any other properties previously owned or leased by Sipex or any of its Subsidiaries (i) at the time they owned or leased such properties or (ii) to Sipex’s knowledge, at any other time since January 1, 2000, in each case which could require any material Remedial Action by Sipex or any of its Subsidiaries or otherwise give rise to material liability under Environmental Law.

(e) Since January 1, 2000, neither Sipex nor any of its Subsidiaries has generated, transported, treated, stored, used, manufactured, handled, disposed of, recycled, sold or distributed or arranged for the transportation, treatment, storage, use, manufacturing, handling or disposal, recycling, sale or distribution of any Hazardous Material which could require any Remedial Action by Sipex or any of its Subsidiaries or otherwise give rise to any material liability of Sipex or any of its Subsidiaries under Environmental Law.

(f) Sipex has made available to Exar all environmental audits, assessments, investigations, reports, tests or other analyses with respect to the real property owned or leased by Sipex since January 1, 2002 which audits, assessments, investigations, reports, tests or other analyses are in the possession of Sipex or any of its Subsidiaries.

3.15 Labor and Employment Matters.

(a) No work stoppage or labor strike against Sipex or any Sipex Affiliate is pending, threatened or reasonably anticipated. Sipex does not know of any activities or proceedings of any labor union to organize any Sipex Employees. There are no actions, suits, claims, labor disputes or grievances pending, or, to Sipex’s knowledge, threatened or reasonably anticipated relating to any labor, safety or discrimination matters involving any Sipex Employee, including, without limitation, charges of unfair labor practices or discrimination complaints, which, if adversely determined, would, individually or in the aggregate, result in any material liability to Sipex. Neither Sipex nor any of its Subsidiaries has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. Neither Sipex nor any of its Subsidiaries is presently, or has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Sipex Employees and no collective bargaining agreement is being negotiated with respect to Sipex Employees. Neither Sipex nor any of its Subsidiaries have incurred any material liability or material obligation under the Worker Adjustment and Retraining Notification Act or any similar state or local Legal Requirement which remains unsatisfied.

(b) Sipex and each Sipex Affiliate are in compliance in all material respects with all applicable Legal Requirements respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to Sipex Employees. Neither Sipex nor any Sipex Affiliate has or could reasonably be expected to have any direct or indirect material liability with respect to any misclassification of any person as an independent contractor rather than as an employee, or with respect to any employee leased from another employer.

3.16 Agreements, Contracts and Commitments.

(a) As of the date of this Agreement, neither Sipex nor any of its Subsidiaries is a party to or is bound by:

(i) (A) any employment or consulting Contract with any officer or member of Sipex’s Board of Directors or (B) any employment or consulting Contract with any Sipex employee, consultant or independent contractor involving salary of greater than $200,000 per year;

(ii) any Contract, including, without limitation, any stock option plan, stock appreciation right plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement;

(iii) any agreement of material indemnification or any material guaranty by Sipex other than any agreement of indemnification or guaranty entered into in the ordinary course of business on Sipex’s standard forms of indemnification or guaranty (forms of which are attached to Section 3.16(a)(iii) of the Sipex Schedules);

(iv) any Contract (A) containing any covenant limiting in any respect the right of Sipex or any of its Subsidiaries to engage in any line of business or to compete with any Person or in any geographic area, (B) granting any exclusive rights (including distribution rights), or (C) purporting to limit the ability of Sipex or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material amount of assets or any business;

(v) any Contract (A) relating to the disposition or acquisition by Sipex or any of its Subsidiaries after the date of this Agreement of capital stock or other equity interests or a material amount of assets or not in the ordinary course of business, (B) pursuant to which Sipex has any material ownership interest in any corporation, partnership, joint venture or other business enterprise other than Sipex’s Subsidiaries, or (C) entered into in the last three (3) years relating to the acquisition or disposition by Sipex or any of its Subsidiaries of stock or other equity interests or a material amount of assets not in the ordinary course of business;

(vi) (A) joint marketing or development Contract currently in force under which Sipex or any of its Subsidiaries have continuing material obligations to jointly market any product, technology or service (including any Intellectual Property that will not be owned, in whole or in part, by Sipex or any of its Subsidiaries), or (B) any joint venture or partnership Contract;

(vii) Contract currently in force to provide source code to any third party;

(viii) any Contract currently in force to authorize or license any third party to manufacture or reproduce any Sipex product, service or technology;

(ix) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit;

(x) any leases for personal property involving payments in excess of $200,000 annually (including capital leases);

(xi) any settlement agreement entered into within three (3) years prior to the date of this Agreement with respect to which Sipex has continuing obligations;

(xii) any Contracts with Sipex’s top 10 distributors, independent sales representatives or others distributing Sipex’s products (measured by revenue) for the last 12 months;

(xiii) any Contract (A) pursuant to which Sipex is required to provide notice of the discontinuance or end-of-life of any product, or (B) a continuity of supply Contract or any other Contract pursuant to which Sipex is required to provide a product for a fixed period of time;

(xiv) any Contract with the top 10 non-distributor customers of Sipex and its Subsidiaries taken as a whole (measured by revenue) in the last 12 months;

(xv) any other Contract that, either individually or taken together with all other contracts with the same party, (i) has in the last 12 months resulted in payments being made to Sipex in excess of $250,000 or (ii) is expected by Sipex, if fulfilled in accordance with its terms, to result in payments being made to Sipex in excess of $250,000 in the next 12 months;

(xvi) any other Contract that, either individually or taken together with all other contracts with the same party, (i) has in the last 12 months resulted in payments being made by Sipex in excess of $250,000 or (ii) is expected by Sipex, if fulfilled in accordance with its terms, to result in payments being made by Sipex in excess of $250,000 in the next 12 months; and

(xvii) any other Contract deemed to be a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC.

(b) Neither Sipex nor any of its Subsidiaries, nor to Sipex’s knowledge any other party to a Sipex Contract is in material breach, violation or default under, and neither Sipex nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under, any of the terms or conditions of any of the Contracts to which Sipex or any of its Subsidiaries is a party or by which it is bound that are required to be disclosed in the Sipex Schedules (including Sections 3.13(b), 3.8 and 3.16 (a)) (any such Contract, an “Sipex Contract”).

3.17 Statements; Proxy Statement/Prospectus.

(a) None of the information supplied or to be supplied by Sipex for inclusion or incorporation by reference in the Registration Statement will at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading; and

(b) the Proxy Statement shall not, on the date the Proxy Statement is first mailed to Sipex’s stockholders and Exar’s stockholders, at the time of the Sipex Stockholders’ Meeting, the Exar Stockholders’ Meeting or at the Effective Time, with respect to information supplied or to be supplied by Sipex, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Sipex Stockholders’ Meeting or the Exar Stockholders’ Meeting which has become false or misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, Sipex makes no representation or warranty with respect to any information supplied by Exar or Merger Sub for inclusion or incorporation by reference in any of the foregoing documents.

3.18 Board Approval. The Board of Directors of Sipex has, as of the date of this Agreement, (i) determined that the Merger is fair to, advisable and in the best interests of Sipex and its stockholders, (ii) duly approved the

Merger, this Agreement and the transactions contemplated hereby, (iii) approved the Sipex Voting Agreements, and (iv) subject to the terms of this Agreement, determined to recommend to the stockholders of Sipex that they adopt this Agreement at the Sipex Stockholders’ Meeting (such recommendation, the “Sipex Recommendation”).

3.19 State Takeover Statutes. The Board of Directors of Sipex has approved the Merger, this Agreement, the Sipex Voting Agreements and the transactions contemplated hereby and thereby, and such approval is sufficient to render inapplicable to the Merger, this Agreement, the Sipex Voting Agreements and the transactions contemplated hereby and thereby the provisions of Section 203 of the DGCL. No other state takeover statute or similar statute or regulation applies to or purports to apply to the Merger, this Agreement, the Sipex Voting Agreement or the transactions contemplated hereby and thereby.

3.20 Fairness Opinion. Sipex has received a written opinion from Piper Jaffray to the effect that as of the date hereof, the Exchange Ratio is fair to Sipex’s stockholders from a financial point of view. A copy of such written opinion shall be delivered by Sipex to Exar promptly after receipt.

3.21 Affiliates. Section 3.21 of the Sipex Schedules sets forth a list of all Persons who may be deemed at the date of this Agreement to be “affiliates” of Sipex for purposes of Rule 145 under the Securities Act and applicable SEC rules and regulations.

3.22 Insurance. Sipex has made available to Exar prior to the execution of this Agreement true and complete copies of all policies of insurance maintained by Sipex and its Subsidiaries, or summaries of the material terms of such policies. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds, except questioned, denied or disputed claims the failure to provide coverage for which would not individually or in the aggregate be material to Sipex.

3.23 Transactions with Affiliates. Since December 31, 2006, there have been no transactions, agreements, arrangements or understandings between Sipex and its affiliates that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

3.24 Illegal Payments. In the conduct of their business, neither Sipex nor any of its Subsidiaries nor, to Sipex’s knowledge, any of their respective Representatives, has (a) directly or indirectly, given, or agreed to give, any gift, contribution, payment or similar benefit that is or was illegal under any applicable Legal Requirement to any supplier, customer, governmental official or employee or other person who was, is or may be in a position to help or hinder Sipex or any of its Subsidiaries (or assist in connection with any actual or proposed transaction) or made, or agreed to make, any contribution that is or was illegal under applicable Legal Requirements, or reimbursed any political gift or contribution that is or was illegal under applicable Legal Requirements made by any other person, to any candidate for federal, state, local or foreign public office or (b) established or maintained any unrecorded fund or asset or made any false entries on any books or records for any purpose.

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

4.1 Conduct of Business.

(a) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, Exar (which for the purposes of this Article IV shall include Exar and each of its Subsidiaries) and Sipex (which for the purposes of this Article IV shall include Sipex and each of its Subsidiaries) agree, except (i) in the case of Exar as provided in Article IV of the Exar Schedules and in the case of Sipex as provided in Article IV of the Sipex Schedules, or (ii) to the extent that the other party shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), to (A) carry on its business in the ordinary course of business consistent with past practice in substantially the same manner as heretofore conducted and in compliance with all applicable Legal Requirements, (B) pay its debts and Taxes when due subject to good faith disputes over such debts or Taxes, and (C) use its commercially reasonable efforts consistent with past practices and policies to preserve intact its present business organization, keep available the services of its present officers and employees and preserve its relationships with customers, suppliers, distributors, manufacturers, licensors, licensees and others with which it has business dealings.

(b) In addition, except in the case of Exar as provided in Article IV of the Exar Schedules and in the case of Sipex as provided in Article IV of the Sipex Schedules, without the prior written consent of the other (which consent shall not be unreasonably withheld, delayed or conditioned), neither Exar nor Sipex shall do any of the following, and neither Exar nor Sipex shall permit its Subsidiaries to do any of the following:

(i) Except as required by Legal Requirement or pursuant to the terms of an Exar Plan or a Sipex Plan, as the case may be, in effect as of the date hereof and set forth in Section 2.12(a) of the Exar Schedules or Section 3.12(a) of the Sipex Schedules, as the case may be, waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice, directly or indirectly, options granted under any employee, consultant or director stock plans or authorize cash payments in exchange for any options granted under any of such plans;

(ii) (A) Enter into any Exar Contract or Sipex Contract (or any Contract that would be deemed an Exar Contract or Sipex Contract if it was in place as of the date of this Agreement), as the case may be, other than contracts with customers and distributors in the ordinary course of business consistent with past practice, or (B) except in the ordinary course of business consistent with past practice (including the expiration of Contract in accordance with its terms in the ordinary course of business), modify, amend or terminate any Exar Contract or Sipex Contract, as the case may be, or waive, delay the exercise of, release or assign any material rights or claims thereunder;

(iii) Grant any severance or termination pay to any officer or employee, except pursuant to written Contracts outstanding, or policies existing, on the date hereof and in each case as set forth in Section 2.12(a) of the Exar Schedules or Section 3.12(a) of the Sipex Schedules, as the case may be, or adopt any new severance plan or amend or modify or alter in any manner any severance plan, Contract or arrangement existing on the date hereof;

(iv) Other than in the ordinary course of business, transfer or license to any Person or otherwise extend, amend or modify in any material respect any rights to the Exar Intellectual Property or the Sipex Intellectual Property, as the case may be, or enter into grants to transfer or license to any Person future patent rights, other than in the ordinary course of business, provided, however, that no grant or transfer of a source code license shall be considered as occurring in the ordinary course of business;

(v) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

(vi) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of Exar or its Subsidiaries, or Sipex or its Subsidiaries, as the case may be, except repurchases of unvested shares at cost in connection with the termination of the employment relationship with any employee pursuant to Contracts in effect on the date hereof;

(vii) Issue, deliver, sell, authorize, pledge or otherwise encumber or propose any of the foregoing with respect to any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights, warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other Contracts or commitments of any character obligating it to issue any such shares or convertible securities, other than (i) the issuance, delivery and/or sale of shares of Exar Common Stock or Sipex Common Stock, as the case may be, pursuant to the exercise of stock options therefor or as a distribution pursuant to any restricted stock unit, in each case outstanding as of the date of this Agreement, (ii) the granting of restricted stock, restricted stock units or options to purchase shares of Exar Common Stock or Sipex Common Stock, as the case may be, to be granted at fair market value on the date of grant in the ordinary course of business, consistent with past practice and in accordance with existing stock option plans in an amount not to exceed options to purchase 150,000 shares in the aggregate in the case of Exar or 75,000 shares in the aggregate in the case of Sipex, (iii) shares of Exar Common Stock or Sipex Common Stock, as the case may be, issuable to participants in the Sipex ESPP or the Exar Employee Stock Participation Plan consistent with the terms thereof, and (iv) shares of Sipex Common Stock issuable upon exercise of the Sipex Warrants or conversion of the Sipex Notes;

(viii) Cause, permit or propose any amendments to any charter document or bylaw (or similar governing instruments of any Subsidiaries);

(ix) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a material portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any material assets outside the ordinary course of business;

(x) Sell, lease, license, encumber or otherwise dispose of any material properties or assets except sales of inventory in the ordinary course of business consistent with past practice;

(xi) Incur any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Exar or Sipex, as the case may be, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing other than (i) in connection with the financing of ordinary course trade payables consistent with past practice, or (ii) accounts payable incurred in the ordinary course of business consistent with past practice;

(xii) Adopt or amend any employee benefit plan or employee stock purchase or employee stock option plan, or enter into any employment Contract or collective bargaining agreement (other than offer letters entered into in the ordinary course of business consistent with past practice with employees who are terminable “at will”), pay any special bonus or special remuneration to any director or employee (except pursuant to written Contracts outstanding, or policies existing, on the date hereof and in each case as set forth in Section 2.12(a) of the Exar Schedules or Section 3.12(a) of the Sipex Schedules, as the case may be), or increase the salaries or wage rates or fringe benefits (including rights to severance or indemnification) of its directors, officers, employees or consultants;

(xiii) Revalue any of its assets or, except as required by GAAP or the SEC, make any change in accounting methods, principles or practices;

(xiv) Engage in any action (or omit to take any action) that could reasonably be expected to cause the Merger to fail to qualify as a reorganization under Section 368(a) of the Code, notwithstanding any other provision of this Article IV;

(xv) Make, amend or revoke any material Tax election, settle or compromise any material Tax liability, surrender any right to claim a refund of a material amount of Taxes, consent to any waiver or extension of the statute of limitations for the assessment of Taxes, or amend any material Tax Return;

(xvi) Hire any individual employee or employees except in the ordinary course of business consistent with past practice in the past year;

(xvii) Pay, discharge or satisfy any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) in excess of $100,000 individually or $250,000 in the aggregate, other than payment, discharge or satisfaction in the ordinary course of business;

(xviii) Settle or agree to settle any material claim, action or proceeding pending or threatened before any Governmental Authority;

(xix) Make any grant of exclusive rights to any third party; or

(xx) Enter into any legally binding agreement or otherwise to take any of the actions described in Section 4.1 (b)(i) through (xix) above.

4.2 No Control. Nothing contained in this Agreement is intended to give any party, directly or indirectly, the right to control or direct any other party’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the parties hereto shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries operations.

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Proxy Statement/Prospectus; Registration Statement; Other Filings.

(a) As promptly as practicable after the execution of this Agreement, Exar and Sipex will jointly prepare the Proxy Statement, and Exar will prepare and file with the SEC the Registration Statement in which the Proxy Statement will be included as a prospectus, for use in connection with the registration under the Securities Act of the shares of Exar Common Stock issuable in connection with the Merger. Each of Exar and Sipex will respond to any comments of the SEC, will use its respective commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and, thereafter, will cause the Proxy Statement to be mailed to its stockholders at the earliest practicable time. As promptly as practicable after the date of this Agreement, each of Exar and Sipex will prepare and file any other filings required under the Exchange Act, the Securities Act, any other federal, foreign or Blue Sky laws relating to the Merger and the transactions contemplated by this Agreement (the “Other Filings”). Each of Exar and Sipex will (i) notify the other and its counsel promptly upon the receipt of any comments or communications, whether written or oral, from the SEC or its staff and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Registration Statement, the Proxy Statement or any Other Filing or for additional information and will supply the other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Registration Statement, the Proxy Statement, the Merger or any Other Filing and (ii) provide the other a reasonable opportunity to participate in the response to any comments from the SEC or its staff in connection with the Registration Statement or the Proxy Statement or from any other Governmental Entity in connection with an Other Filing. The Proxy Statement, the Registration Statement and the Other Filings will comply in all material respects with all applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder and other applicable Legal Requirements, as the case may be. Whenever any event occurs which is required to be set forth in an amendment or supplement to the Proxy Statement, the Registration Statement or any Other Filing, Exar and Sipex, as the case may be, will promptly inform the other party of such occurrence and cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to stockholders of Exar or stockholders of Sipex such amendment or supplement. Exar shall also use commercially reasonable efforts to take any action required to be taken by it under any applicable state securities laws in connection with the issuance of Exar Common Stock in the Merger and the conversion of Sipex Options into options to acquire Exar Common Stock, and Sipex shall furnish any information concerning Sipex and the holders of Sipex Common Stock and Sipex Options as may be reasonably requested in connection with any such action.

(b) Subject to Sections 5.2(b), 5.2(c), 5.2(a)(ii) and 5.2(b)(ii), the Proxy Statement shall include the Exar Recommendation, and (ii) the Proxy Statement shall include the Sipex Recommendation.

5.2 Meetings of Stockholders.

(a) Promptly after the date hereof, Exar will take all action necessary in accordance with the DGCL and its Certificate of Incorporation and Bylaws to convene the Exar Stockholders’ Meeting to be held as promptly as practicable, for the purpose of voting upon approval of the issuance of shares of Exar Common Stock in the Merger. Exar will consult with Sipex and use its commercially reasonable efforts to hold the Exar Stockholders’ Meeting on the same day as the Sipex Stockholders’ Meeting. Promptly after the date hereof, Sipex will take all action necessary in accordance with the DGCL and its Certificate of Incorporation and Bylaws to convene the Sipex Stockholders’ Meeting to be held as promptly as practicable for the purpose of voting upon the adoption of this Agreement. Sipex will consult with Exar and will use its commercially reasonable efforts to hold the Sipex Stockholders’ Meeting on the same day as the Exar Stockholders’ Meeting. Subject to Sections 5.2(b) and 5.2(c), (i) Exar will use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the approval of the issuance of shares of Exar Common Stock in the Merger and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by the Marketplace Rules of the NASDAQ Stock Market or the DGCL and all other applicable Legal Requirements to obtain such approvals, and (ii) Sipex will use its commercially reasonable efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and will take all other action necessary or advisable to secure the vote or consent of its stockholders required by the Marketplace Rules of the NASDAQ Stock Market or the DGCL and all other applicable Legal Requirements to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, Sipex or Exar, as the case may be, may adjourn or postpone its stockholders’ meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement is provided to its respective stockholders in advance of a vote on the issuance of shares of Exar Common Stock or the Merger, if as of the time for which the stockholders’ meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Exar Common Stock or Sipex Common Stock (as the case may be) represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such stockholders’ meeting.

(b) Except as provided in Section 5.4(a)(ii), neither the Exar Board of Directors nor any committee thereof shall withhold, withdraw, amend or modify, or propose publicly to withhold, withdraw, amend or modify, in each case in a manner adverse to Sipex, the Exar Recommendation or approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Exar Acquisition Proposal, or resolve or agree to do any of the foregoing (an “Exar Recommendation Change”).

(c) Except as provided in Section 5.4(b)(ii), neither the Sipex Board of Directors nor any committee thereof shall withhold, withdraw, amend or modify, or propose publicly to withhold, withdraw, amend or modify, in each case in a manner adverse to Exar, the Sipex Recommendation or approve, endorse or recommend, or publicly propose to approve, endorse or recommend, any Sipex Acquisition Proposal, or resolve or agree to do any of the foregoing (a “Sipex Recommendation Change”).

5.3 Access to Information; Confidentiality.

(a) Each party will afford the other party and its Representatives reasonable access during normal business hours to the properties, books, records and personnel of the other party during the period prior to the Effective Time to obtain all information concerning the business, including the status of product development efforts, properties, results of operations and personnel of such party, as the other party may reasonably request; provided, however, that any party may restrict the foregoing access to the extent that any applicable Legal Requirement or any Contract requires such party or its Subsidiaries to restrict or prohibit access to any such properties or information. No information or knowledge obtained in any investigation pursuant to this Section 5.3 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

(b) The parties acknowledge that Exar and Sipex have previously executed a Confidentiality Agreement, dated October 26, 2006 (the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms and shall apply to any information obtained pursuant to Section 5.3(a).

5.4 No Solicitation.

(a) Restrictions on Exar.

(i) From and after the date of this Agreement until the Effective Time or termination of this Agreement pursuant to Article VII, Exar and its Subsidiaries will not, nor will they authorize or knowingly permit any of their respective officers, directors, affiliates, employees, investment bankers, attorneys or other advisors or representatives retained by any of them (collectively, “Representatives”) to (and shall instruct their respective Representatives not to), directly or indirectly, (A) solicit, initiate, encourage or take any other action to facilitate any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer, that constitutes or could reasonably be expected to lead to any Exar Acquisition Proposal, (B) participate in any discussions or negotiations relating to, or furnish to any Person any information relating to, an Exar Acquisition Proposal, (C) subject to Section 5.4(a)(ii), approve, endorse or recommend any Exar Acquisition Proposal, (D) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Exar or any of its Subsidiaries, or (E) subject to Section 5.4(a)(ii), enter into any letter of intent, agreement in principle or similar document or any Contract or commitment contemplating or otherwise relating to any Exar Acquisition Transaction; provided, however, until the date on which the issuance of shares of Exar Common Stock in the Merger is approved by the required vote of the Exar stockholders, this Section 5.4(a) shall not prohibit Exar from furnishing information to or entering into discussions or negotiations with respect to an Exar Acquisition Proposal with any Person or group if (1) Exar receives an unsolicited written Exar Acquisition Proposal from such Person or group (which is not withdrawn) which the Exar Board of Directors determines in its good faith judgment after consultation with its financial advisors and outside legal counsel is an Exar Superior Proposal or could reasonably be expected to lead to an Exar Superior Proposal, (2) the Board of Directors of Exar concludes in good faith by a majority vote, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary obligations to Exar’s stockholders under applicable law, (3) neither Exar nor any of its Representatives shall have violated any of the restrictions set forth in this Section 5.4(a) in connection with such Exar Acquisition Proposal, (4) (x) at least one (1) business day prior to furnishing any such information to, or entering into discussions or negotiations with, such Person or group, Exar gives Sipex written notice of the identity of such Person or group and of Exar’s intention to furnish information to, or enter into discussions or negotiations with, such Person or group and (y) Exar receives from such Person or group an executed confidentiality agreement containing terms no less favorable to Exar than the terms of the Confidentiality Agreement and (5) contemporaneously with furnishing any such information to such Person or group, Exar furnishes such information to Sipex (to the extent such information has not been previously furnished by Exar to Sipex). Exar and its Subsidiaries will immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Exar Acquisition Proposal and, consistent with the terms of any confidentiality or other agreement with any such party, shall use its commercially reasonable efforts to cause any such party (or its Representatives) in possession of confidential information about Exar that was furnished by or on behalf of Exar to return or destroy all such information. In addition to the foregoing, Exar shall provide Sipex with at least forty-eight (48) hours prior written notice (or such lesser prior notice as provided to Exar’s directors) of any meeting of Exar’s Board of Directors at which Exar’s Board of Directors is reasonably expected to consider an Exar Acquisition Proposal and together with such notice a copy of the documentation relating to such Exar Acquisition Proposal.

(ii) Neither Exar’s Board of Directors nor any committee thereof shall (A) make an Exar Recommendation Change, (B) approve, endorse or recommend any Exar Acquisition Proposal or publicly propose to approve, endorse or recommend any Exar Acquisition Proposal or resolve or agree to take any such action, or (C) enter into any letter of intent, agreement in principle or similar document or any Contract or commitment (each, an “Exar Acquisition Agreement”) contemplating or otherwise relating to, or which is intended or is reasonably likely to lead to, any Exar Acquisition Transaction (other than a confidentiality agreement referred to in Section 5.4(a)(i)(4)(y)) or resolve or agree to take any such action. Notwithstanding anything in this Section 5.4(a)(ii) to the contrary, at any time prior to obtaining the approval of Exar’s stockholders to the issuance of shares of Exar Common Stock in the Merger, if the Exar Board of Directors concludes in good faith by a majority vote, after consultation with its outside counsel, that as a result of the receipt of an Exar Superior Proposal that did not result from a violation of the restrictions set forth in Section 5.4(a)(i), the failure to do so would be inconsistent with its fiduciary duties to Exar’s stockholders under applicable law, the Exar Board of Directors may make an Exar Recommendation Change and cause Exar to terminate this Agreement pursuant to Section 7.1(i) and concurrently enter into an Exar Acquisition Agreement with respect to which an Exar Recommendation Change has been made; provided, however, that Exar shall not terminate this Agreement pursuant to Section 7.1(i), and any purported termination pursuant to Section 7.1(i) shall be void and of no force and effect unless, Exar shall have complied with all the provisions of this Section 5.4(a) (including the notification provisions of this Section 5.4(a)), and with all applicable requirements of Section 7.3(a) (including payment of the Exar Termination Fee prior to or concurrently with such termination) in connection with such Exar Superior Proposal; provided further, however, that Exar shall not exercise its right to terminate this Agreement pursuant to Section 7.1(i) until (x) after the fifth business day following delivery of written notice to Sipex (an “Exar Notice of Superior Proposal”) from Exar advising Sipex that the Exar Board of Directors has received an Exar Superior Proposal, attaching the most current version of any proposed transaction agreement with the party making the Exar Superior Proposal or a detailed summary of all material terms and conditions of the Exar Superior Proposal, identifying the Person making the Exar Superior Proposal and stating that Exar’s Board of Directors intends to exercise its right to terminate this Agreement pursuant to Section 7.1(i) (it being understood and agreed that prior to any such termination taking effect, any amendment to the price or any other material term of such Exar Superior Proposal shall require a new Exar Notice of Superior Proposal and a new five (5) business day period), and (y) during such five (5) business day period after delivery of the Exar Notice of Superior Proposal, Sipex does not make an offer to make adjustments to the terms and conditions of this Agreement such that the Exar Acquisition Proposal no longer constitutes an Exar Superior Proposal.

(iii) For purposes of this Agreement, “Exar Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal by Sipex) relating to any Exar Acquisition Transaction. For the purposes of this Agreement, “Exar Acquisition Transaction” shall mean any transaction or series of related transactions other than the transactions contemplated by this Agreement involving: (A) any acquisition or purchase by any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of a 15% or more interest in the total voting power of Exar or any of its Subsidiaries or any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 15% or more of the total outstanding voting securities of Exar or any of its Subsidiaries, (B) any merger, consolidation, reorganization or business combination or similar transaction involving Exar pursuant to which the stockholders of Exar immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction; (C) any sale, lease, exchange, transfer, license, acquisition or disposition of more than 15% of the consolidated assets of Exar and its Subsidiaries (including equity securities of Exar’s Subsidiaries); or (D) any liquidation or dissolution of Exar. For purposes of this Agreement, “Exar Superior Proposal” shall mean an unsolicited, bona fide written Exar Acquisition Proposal (provided that for purposes of this definition, the references to 15% and 85% in such definition shall be deemed references to 50%) that the Board of Directors of Exar determines in its good faith judgment by a majority vote (after consultation with its financial advisors and outside legal counsel) to be more favorable to the Exar stockholders than the transactions contemplated by this Agreement (taking into account any proposed modifications to the terms hereof), taking into account all relevant factors

(including legal, financial, regulatory and other aspects of the offer and the third party making the offer).

(iv) In addition to the obligations of Exar set forth in paragraph (i) of this Section 5.4(a), Exar as promptly as practicable, and in any event within one (1) business day, shall notify Sipex of any request received by Exar for information which Exar reasonably believes could lead to an Exar Acquisition Proposal or of any Exar Acquisition Proposal, the material terms and conditions of such request, Exar Acquisition Proposal or inquiry, and the identity of the Person or group making any such request, Exar Acquisition Proposal or inquiry. Exar will keep Sipex informed on a prompt basis of material changes to any such request, Exar Acquisition Proposal or inquiry.

(v) Nothing contained in this Section 5.4(a) shall prohibit Exar from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act; provided that any Exar Recommendation Change must comply with Section 5.4(a)(ii).

(b) Restrictions on Sipex.

(i) From and after the date of this Agreement until the Effective Time or termination of this Agreement pursuant to Article VII, Sipex and its Subsidiaries will not, nor will they authorize or knowingly permit any of their respective Representatives to (and shall instruct their respective Representatives not to), directly or indirectly, (A) solicit, initiate, encourage or take any other action to facilitate any inquiry, proposal or offer, or the making, submission or announcement of any inquiry, proposal or offer, that constitutes or could reasonably be expected to lead to any Sipex Acquisition Proposal, (B) participate in any discussions or negotiations relating to, or furnish to any Person any information relating to, a Sipex Acquisition Proposal, (C) subject to Section 5.4(b)(ii), approve, endorse or recommend any Sipex Acquisition Proposal, (D) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Sipex or any of its Subsidiaries, or (E) subject to Section 5.4(b)(ii), enter into any letter of intent, agreement in principle or similar document or any Contract or commitment contemplating or otherwise relating to any Sipex Acquisition Transaction; provided, however, until the date on which this Agreement is adopted by the required vote of the Sipex stockholders, this Section 5.4(b) shall not prohibit Sipex from furnishing information to or entering into discussions or negotiations with respect to a Sipex Acquisition Proposal with any Person or group if (1) Sipex receives an unsolicited written Sipex Acquisition Proposal from such Person or group (which is not withdrawn) which the Sipex Board of Directors determines in its good faith judgment after consultation with its financial advisor and outside legal counsel is a Sipex Superior Proposal or could reasonably be expected to lead to a Sipex Superior Proposal, (2) the Board of Directors of Sipex concludes in good faith by a majority vote, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary obligations to Sipex’s stockholders under applicable law, (3) neither Sipex nor any of its Representatives shall have violated any of the restrictions set forth in this Section 5.4(b) in connection with such Sipex Acquisition Proposal, (4) (x) at least one (1) business day prior to furnishing any such information to, or entering into discussions or negotiations with, such Person or group, Sipex gives Exar written notice of the identity of such Person or group and of Sipex’s intention to furnish information to, or enter into discussions or negotiations with, such Person or group and (y) Sipex receives from such Person or group an executed confidentiality agreement containing terms no less favorable to Sipex than the terms of the Confidentiality Agreement and (5) contemporaneously with furnishing any such information to such Person or group, Sipex furnishes such information to Exar (to the extent such information has not been previously furnished by Sipex to Exar). Sipex and its Subsidiaries will immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Sipex Acquisition Proposal and, consistent with the terms of any confidentiality or other agreement with any such party, shall use its commercially reasonable efforts to cause any such party (or its Representatives) in possession of confidential information about Sipex that was furnished by or on behalf of Sipex to return or destroy all such information. In addition to the foregoing, Sipex shall provide Exar with at least forty-eight (48) hours prior written notice (or such lesser prior notice as provided to Sipex’s directors) of any meeting of Sipex’s Board of Directors at which Sipex’s Board of Directors is reasonably expected to consider a Sipex Acquisition Proposal and together with such notice a copy of the documentation relating to such Sipex Acquisition Proposal.

(ii) Neither Sipex’s Board of Directors nor any committee thereof shall (A) make a Sipex Recommendation Change, (B) approve, endorse or recommend any Sipex Acquisition Proposal or publicly propose to approve, endorse or recommend any Sipex Acquisition Proposal or resolve or agree to take any such action, or (C) enter into any letter of intent, agreement in principle or similar document or any Contract or commitment (each, a “Sipex Acquisition Agreement”) contemplating or otherwise relating to, or which is intended or is reasonably likely to lead to, any Sipex Acquisition Transaction (other than a confidentiality agreement referred to in Section 5.4(b)(i)(4)(y)) or resolve or agree to take any such action. Notwithstanding anything in this Section 5.4(b)(ii) to the contrary, at any time prior to obtaining the approval of Sipex’s stockholders to the adoption of this Agreement, if the Sipex Board of Directors concludes in good faith by a majority vote, after consultation with its outside counsel, that as a result of the receipt of a Sipex Superior Proposal that did not result from a violation of the restrictions set forth in Section 5.4(b)(i), the failure to do so would be inconsistent with its fiduciary duties to Sipex’s stockholders under applicable law, the Sipex Board of Directors may make a Sipex Recommendation Change and cause Sipex to terminate this Agreement pursuant to Section 7.1(j) and concurrently enter into a Sipex Acquisition Agreement with respect to which a Sipex Recommendation Change has been made; provided, however, that Sipex shall not terminate this Agreement pursuant to Section 7.1(j), and any purported termination pursuant to Section 7.1(j) shall be void and of no force and effect unless, Sipex shall have complied with all the provisions of this Section 5.4(b) (including the notification provisions of this Section 5.4(b)) and with all applicable requirements of Section 7.3(b) (including payment of the Sipex Termination Fee prior to or concurrently with such termination) in connection with such Sipex Superior Proposal; provided further, however, that Sipex shall not exercise its right to terminate this Agreement pursuant to Section 7.1(j) until (x) after the fifth business day following delivery of written notice to Exar (an “Sipex Notice of Superior Proposal”) from Sipex advising Exar that the Sipex Board of Directors has received a Sipex Superior Proposal, attaching the most current version of any proposed transaction agreement with the party making the Sipex Superior Proposal or a detailed summary of all material terms and conditions of the Sipex Superior Proposal, identifying the Person making the Sipex Superior Proposal and stating that Sipex’s Board of Directors intends to exercise its right to terminate this Agreement pursuant to Section 7.1(j) (it being understood and agreed that prior to any such termination taking effect, any amendment to the price or any other material term of such Sipex Superior Proposal shall require a new Sipex Notice of Superior Proposal and a new five (5) business day period), and (y) during such five (5) business day period after delivery of the Sipex Notice of Superior Proposal, Exar does not make an offer to make adjustments to the terms and conditions of this Agreement such that the Sipex Acquisition Proposal no longer constitutes a Sipex Superior Proposal.

(iii) For purposes of this Agreement, “Sipex Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal by Sipex) relating to any Sipex Acquisition Transaction. For the purposes of this Agreement, “Sipex Acquisition Transaction” shall mean any transaction or series of related transactions other than the transactions contemplated by this Agreement involving: (A) any acquisition or purchase by any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of a 15% or more interest in the total voting power of Sipex or any of its Subsidiaries or any tender offer or exchange offer that if consummated would result in any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) beneficially owning 15% or more of the total outstanding voting securities of Sipex or any of its Subsidiaries, (B) any merger, consolidation, reorganization or business combination or similar transaction involving Sipex pursuant to which the stockholders of Sipex immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction; (C) any sale, lease, exchange, transfer, license, acquisition or disposition of more than 15% of the consolidated assets of Sipex and its Subsidiaries (including equity securities of Sipex’s

Subsidiaries); or (D) any liquidation or dissolution of Sipex. For purposes of this Agreement, “Sipex Superior Offer” shall mean an unsolicited, bona fide written Sipex Acquisition Proposal (provided that for purposes of this definition, the references to 15% and 85% in such definition shall be deemed references to 50%) that the Board of Directors of Sipex determines in its good faith judgment by a majority vote (after consultation with its financial advisor and outside legal counsel) to be more favorable to the Sipex stockholders than the transactions contemplated by this Agreement (taking into account any proposed modifications to the terms hereof), taking into account all relevant factors (including legal, financial, regulatory and other aspects of the offer and the third party making the offer).

(iv) In addition to the obligations of Sipex set forth in paragraph (i) of this Section 5.4(b), Sipex as promptly as practicable, and in any event within one (1) business day, shall notify Exar of any request received by Sipex for information which Sipex reasonably believes could lead to a Sipex Acquisition Proposal or of any Sipex Acquisition Proposal, the material terms and conditions of such request, Sipex Acquisition Proposal or inquiry, and the identity of the Person or group making any such request, Sipex Acquisition Proposal or inquiry. Sipex will keep Exar informed on a prompt basis of material changes to any such request, Sipex Acquisition Proposal or inquiry.

(v) Nothing contained in this Section 5.4(b) shall prohibit Sipex from taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act; provided that any Sipex Recommendation Change must comply with Section 5.4(b)(ii).

5.5 Public Disclosure. Sipex and Exar will consult with each other and agree before issuing any press release or otherwise making any public statement with respect to the Merger or this Agreement and will not issue any such press release or make any such public statement prior to such agreement, except as may be required by applicable Legal Requirements or any listing agreement with a national securities exchange, in which case reasonable efforts to consult with the other party will be made prior to such release or public statement; provided, however, that no such consultation or agreement shall be required if, prior to the date of such release or public statement, Exar shall have made an Exar Recommendation Change or Sipex shall have made a Sipex Recommendation Change.

5.6 Fees and Expenses. Except as set forth in this Section 5.6 and in Section 7.3, all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, except that each of Exar and Sipex shall bear and pay one-half of the costs and expenses (other than the fees and expenses of each party’s attorneys and accountants which shall be paid by the party incurring such expenses) incurred by Exar or Sipex in connection with (i) the filing, printing and mailing of the Registration Statement and the Proxy Statement and any amendment or supplement thereto (including SEC filing fees) and (ii) the filings of the premerger notification and report forms under the HSR Act and other competition and antitrust filings in connection with the Merger and the other transactions contemplated by this Agreement (including, in each case, filing fees).

5.7 Third Party Consents. As soon as practicable following the date hereof, Sipex and Exar will each use its commercially reasonable efforts to obtain all consents, waivers and approvals under any of its or its Subsidiaries’ Contracts required to be obtained in connection with the consummation of the transactions contemplated hereby. Subject to Section 4.1, any fee reasonably necessary to obtain a required material consent shall be paid by the party required to obtain such consent; provided, however, that neither party will pay any such fee in excess of $5,000 without the other party’s consent (and the failure to pay any fee in excess of such amount due to the other party’s refusal to give consent shall not be deemed a breach of this Section 5.7).

5.8 Notification of Certain Matters. Sipex will give prompt notice to Exar, and Exar will give prompt notice to Sipex, of:

(a) the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably likely to cause (i) any representation or warranty contained in this Agreement to be untrue or inaccurate at any time from the date of this Agreement to the Effective Time, or (ii) any material failure of Sipex or Exar, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, in each case, such that the conditions set forth in Section 6.2(a) or (b) or 6.3(a) or (b), as the case may be, would not be satisfied as a result thereof;

(b) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(c) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement; and

(d) any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting Sipex or Exar or any of their respective Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to the terms of this Agreement or that relate to the consummation of the transactions contemplated by this Agreement. Notwithstanding the above, the delivery of any notice pursuant to this section will not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

5.9 Commercially Reasonable Efforts and Further Assurances.

(a) Subject to the respective rights and obligations of Sipex and Exar under this Agreement, each of the parties to this Agreement will use its commercially reasonable efforts to effectuate the Merger and the other transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement, including (a) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) subject to Section 5.7, the obtaining of all necessary consents, approvals or waivers from third parties, and (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed. Each party hereto, at the reasonable request of another party hereto, will execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of the transactions contemplated hereby. Notwithstanding anything to the contrary in this Agreement, neither Exar nor Sipex shall be required to hold separate (including by trust or otherwise) or divest any of their respective businesses or assets, or enter into any consent decree or other agreement that would restrict either Exar or Sipex in the conduct of its business as heretofore conducted. For the sake of clarity, if a Sipex Recommendation Change or an Exar Recommendation change shall have occurred in compliance with this Agreement, nothing in this Section 5.9 shall be deemed to limit or affect the ability of such party, as applicable, to take any action or make any statement or disclosure in furtherance of the Sipex Superior Proposal or Exar Superior Proposal, as applicable, that gave rise to that recommendation change; provided that the parties continue to take all actions necessary to comply with Section 5.2.

(b) In connection with and without limiting the foregoing, Exar and Sipex shall (i) take all action necessary to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement, the Voting Agreements, or any of the transactions contemplated hereby and thereby, and (ii) if any state takeover statute or similar statute or regulation becomes applicable to such agreements or transactions, take all action necessary to ensure that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated by this Agreement.

5.10 Sipex Stock Options; Sipex Employee Stock Purchase Plan; Form S-8.

(a) Sipex Stock Options. At the Effective Time, each then outstanding Sipex Option, whether or not exercisable at the Effective Time and regardless of the respective exercise (or base) prices thereof, shall be assumed by Exar. Each Sipex Option so assumed by Exar under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable Sipex Option (including any applicable stock option agreement or other document evidencing such Sipex Option) immediately prior to the Effective Time (including any repurchase rights or vesting provisions), except that (i) each Sipex Option will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Exar Common Stock equal to the product of the number of shares of Sipex Common Stock that were issuable upon exercise of such Sipex Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Exar Common Stock and (ii) the per share exercise price for the shares of Exar Common Stock issuable upon exercise of such assumed Sipex Option will be equal to the quotient determined by dividing the exercise price per share of Sipex Common Stock at which such Sipex Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. Each assumed Sipex Option shall be vested immediately following the Effective Time as to the same percentage of the total number of shares subject thereto as it was vested immediately prior to the Effective Time, except to the extent such Sipex Option by its terms in effect as of the date hereof provides for acceleration of vesting on or about the Closing Date by virtue of the transactions contemplated by this Agreement. As soon as reasonably practicable following the Effective Time, Exar shall issue to each Person who holds an assumed Sipex Option a document evidencing the foregoing assumption of such Sipex Option by Exar. The conversion of Sipex Options provided for in this Section 5.10(a), with respect to any Sipex Options that are intended to be “incentive stock options” (as defined in Section 422 of the Code) shall to the extent reasonably practicable conform to the requirements of Section 424(a) of the Code and any applicable regulations in effect at the time of such conversion.

(b) Sipex ESPP. As of or prior to the Effective Time, Sipex shall terminate the Sipex ESPP in accordance with its terms and shall terminate all rights of each Sipex ESPP participant to acquire Sipex Common Stock under the Sipex ESPP in exchange for a cash payment to such participant equal to the product of (x) the number of shares of Sipex Common Stock which such Sipex ESPP participant’s accumulated payroll deductions as of the Effective Time could have then purchased (assuming the purchase price is based on the first day of the then current offering period under the Sipex ESPP), multiplied by (y) the Exchange Ratio, multiplied by (z) the closing price per share of Exar Common Stock on the NASDAQ on the trading day immediately succeeding the date upon which the Effective Time occurs (as reported in the Wall Street Journal, National Edition).

(c) As soon as practicable after the Effective Time, and in any event within fifteen (15) days after the Effective Time, Exar shall cause the shares of Exar Common Stock issuable upon exercise of all Sipex Options assumed by Exar pursuant to Section 5.10(a) to be registered under the Securities Act on Form S-8 (the “Form S-8”) promulgated by the SEC (to the extent available therefor), and shall use its commercially reasonable efforts to maintain the effectiveness of the Form S-8 for so long as any such assumed options shall remain outstanding.

5.11 Indemnification.

(a) From and after the Effective Time, Exar shall, and shall cause the Surviving Corporation to, fulfill and honor in all respects the obligations of Sipex pursuant to any indemnification agreements between Sipex and its current and former directors and officers (the “Indemnified Parties”) set forth on Section 5.11(a) of the Sipex Schedules with respect to acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), subject to applicable Legal Requirements. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Certificate of Incorporation and Bylaws of Sipex, as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees or agents of Sipex, unless such modification is required by applicable Legal Requirements.

(b) Sipex shall purchase, at or before the Effective Time, one or more tail policies to Sipex’s current policy of directors’ and officers’ liability insurance covering those persons who are currently covered by the directors’ and officers’ liability insurance policy of Sipex in effect as of the date hereof (the “Insured Parties”) on terms comparable to those currently applicable to the Insured Parties with respect to claims arising from facts or events that occurred on or before the Effective Time (including in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), which tail policy or policies shall be effective for a period of six (6) years after the Effective Time. The aggregate price of such policy or policies will not exceed the amount set forth in Section 5.11(b) of the Sipex Schedules. Subject to Section 5.11(c), Exar shall not, and shall cause the Surviving Corporation not to, take any action to terminate or modify such policy or policies.

(c) The obligations of Exar and the Surviving Corporation under this Section 5.11 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party or Insured Party without the consent of such affected Indemnified Party or Insured Party. The terms of this Section 5.11 are intended to be for the benefit of, and shall be enforceable by the Indemnified Parties and the Insured Parties and their heirs and personal representatives and shall be binding on the Surviving Corporation and its successors and assigns. In the event that Exar or the Surviving Corporation (or any of the respective successors or assigns) (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made so that the successor or assign of Exar or the Surviving Corporation, as the case may be, honors the obligations set forth with respect to Exar and the Surviving Corporation, as the case may be, in this Section 5.11.

5.12 Tax-Free Reorganization.

(a) Sipex and Exar will each use its reasonable best efforts to cause the Merger to qualify, and will use its reasonable best efforts not to, and not to permit or cause any of its Subsidiaries to, take any action that could reasonably be expected prevent or impede the Merger from qualifying, as a reorganization within the meaning of Section 368 of the Code.

(b) Unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code, each of Exar, Merger Sub and Sipex shall report the Merger as a “reorganization” within the meaning of Section 368(a) of the Code.

(c) The parties hereto shall cooperate and use their reasonable best efforts in order for Exar to obtain the opinion of O’Melveny & Myers LLP described in Section 6.2(c) and for Sipex to obtain the opinion of Latham & Watkins LLP described in Section 6.3(c). In connection therewith, each of Exar and Merger Sub, on the one hand and Sipex, on the other hand, shall deliver to each of O’Melveny & Myers, LLP and Latham & Watkins LLP officer’s certificates in substantially the form attached to this Agreement as Exhibits E-1 and E-2, respectively, and dated and executed as of the dates of such opinions.

5.13 NASDAQ Listing. Exar agrees to use its commercially reasonable efforts to cause the shares of Exar Common Stock issuable in connection with the Merger, and those required to be reserved for issuance pursuant to the Sipex Options assumed by Exar, upon official notice of issuance to be authorized for quotation on the NASDAQ Global Market.

5.14 Affiliate Agreements. Sipex shall update Section 3.21 of the Sipex Schedules as necessary to reflect changes from the date hereof. Sipex shall use commercially reasonable efforts to cause each Person identified on Section 3.21 of the Sipex Schedules who has not previously delivered an Affiliate Agreement to Exar to deliver to Exar not less than thirty (30) calendar days prior to the Effective Time, a written agreement substantially in the form attached as Exhibit D hereto (each, an “Affiliate Agreement”).

5.15 Board of Directors and Officers of Exar.

(a) Board of Directors. Exar will take all necessary action so that, as of the Effective Time, (i) the Board of Directors of Exar shall consist of eight (8) directors, and (ii) three (3) members of the current the

Sipex Board of Directors designated by Sipex and set forth on Schedule 5.15(a) hereto will be appointed to the Exar Board of Directors. For the purposes of clarity, the current Chairman of the Exar Board of Directors shall continue to serve as Chairman after the Effective Time until his successor is duly elected or appointed and qualified.

(b) Executive Officers. At or prior to the Effective Time, Exar will take all necessary action to cause the persons set forth on Schedule 5.15(b) to become executive officers of Exar as of the Effective Time with the titles set forth on Schedule 5.15(b).

5.16 Section 16 Matters. Prior to the Effective Time, Exar and Sipex shall take all such steps as may be required to cause any dispositions of Sipex Common Stock (including derivative securities) or acquisitions of Exar Common Stock (including derivative securities) resulting from the transactions contemplated by Article I hereof by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Sipex to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.17 Employee Matters.

(a) For a period of 12 months following the Effective Time or such shorter period as such employee is a Continuing Employee, Exar shall provide to each employee of Sipex who continues his or her employment with the Surviving Corporation or Exar after the Effective Time (each, a “Continuing Employee”) base salary or wages, as applicable, annual bonus opportunities and employee benefits (excluding equity-based plans) that, in the aggregate, are no less favorable than the base salary or wages, as applicable, annual bonus opportunities and employee benefits (excluding equity-based plans), in the aggregate, that are provided to such Continuing Employee immediately prior to the date hereof, excluding (a) benefits pursuant to any “employee benefit plan” within the meaning of Section 3(3) of ERISA maintained outside the state of California to the extent such benefit levels cannot reasonably be provided or maintained pursuant to Exar Plans and (b) benefits pursuant to any Sipex Plan following the expiration of such Plan.

(b) Following the Effective Time, Exar shall, to the extent permitted by applicable law or the terms of the Exar Plans, (x) give each Continuing Employee full credit for prior service with Sipex and its Subsidiaries for purposes of (i) eligibility and vesting under any Exar Plans and (ii) determination of benefits levels under any vacation or severance Exar Plans, in each case except where such crediting would (A) result in a duplication of benefits or (B) otherwise cause Exar or any Exar Plans or trusts relating thereto to accrue or pay for benefits that relate to any time period prior to the Continuing Employee’s participation in the Exar Plan, and (y) with respect to any “welfare benefit plans” (as defined in Section 3(1) of ERISA) maintained for the benefit of Continuing Employees, (i) waive any eligibility requirements or pre-existing condition limitations to the same extent waived under comparable plans of Sipex or its Subsidiaries immediately prior to the Effective Time, and (ii) recognize, in determining any deductible and maximum out-of-pocket limitations in respect of the year in which the Effective Time occurs, amounts paid by such Continuing Employees during such year under the corresponding Sipex Plans immediately prior to the Effective Time.

(c) Effective no later than the day immediately preceding the Effective Time, Sipex shall terminate any and all group severance, separation or salary continuation plans, programs or arrangements and any and all plans intended to include a Code Section 401(k) arrangement (unless Exar provides written notice to Sipex that such 401(k) plans shall not be terminated) (collectively, “Sipex 401(k) Plans”). Unless Exar provides such written notice to Sipex, no later than five (5) business days prior to the Effective Time, Sipex shall provide Exar with evidence that such Sipex 401(k) Plan(s) have been terminated (effective no later than the day immediately preceding the Effective Time) pursuant to resolutions of the Sipex Board of Directors. The form and substance of such resolutions shall be subject to review and approval of Exar. Sipex also shall take such other actions in furtherance of terminating such Sipex 401(k) Plan(s) as Exar may reasonably require.

(d) As soon as administratively practicable following the Closing Date, Sipex shall advise the Continuing Employees of their right to elect to receive a distribution of, or to directly rollover, their individual account balances from the Sipex 401(k) Plan(s). To the extent permitted by Law, as soon as practicable following the Closing Date, such account balances may be transferred by the Continuing Employees to a defined contribution retirement plan maintained by Exar (the “Exar 401(k) Plan”) in a direct rollover or rollover contribution, which, in the case of a Continuing Employee who rolls over his or her entire account balance, shall include any outstanding loan notes from the Sipex 401(k) Plan(s). Prior to terminating the Sipex 401(k) Plan(s), Sipex shall take any steps necessary, including amending the Sipex 401(k) Plan(s) and any related 401(k) loan policies, to ensure that such rollover of participant accounts and loans balances is permitted under the terms of the Sipex 401(k) Plan(s) and any 401(k) loan policies.

5.18 Sipex Notes and Sipex Warrants.

(a) Sipex will use its commercially reasonable efforts to cause the conversion of any outstanding Sipex Notes and the exercise of any outstanding Sipex Warrants, in each case immediately prior to the Effective Time.

(b) At the Effective Time, to the extent not exercised prior to the Effective Time, each then outstanding Sipex Warrant, whether or not exercisable at the Effective Time and regardless of the respective exercise prices thereof, shall be assumed by Exar in accordance with Section 10 of the applicable warrant certificate. Each Sipex Warrant so assumed by Exar under this Agreement will continue to have, and be subject to, the same terms and conditions set forth in the applicable Sipex Warrant (including the applicable warrant certificate) immediately prior to the Effective Time (including any vesting provisions), except that (i) each Sipex Warrant will be exercisable (or will become exercisable in accordance with its terms) for that number of whole shares of Exar Common Stock equal to the product of the number of shares of Sipex Common Stock that were issuable upon exercise of such Sipex Warrant immediately prior to the Effective Time multiplied by the Sipex Exchange Ratio, rounded down to the nearest whole number of shares of Exar Common Stock and (ii) the per share exercise price for the shares of Exar Common Stock issuable upon exercise of such assumed Sipex Warrant will be equal to the quotient determined by dividing the exercise price per share of Sipex Common Stock at which such Sipex Warrant was exercisable immediately prior to the Effective Time by the Sipex Exchange Ratio, rounded up to the nearest whole cent. Each assumed Sipex Warrant shall be vested immediately following the Effective Time as to the same percentage of the total number of shares subject thereto as it was vested immediately prior to the Effective Time. As soon as reasonably practicable following the Effective Time (and in any event within 20 days after the execution thereof pursuant to Section 10 of the applicable warrant certificate), Exar shall issue to each Person who holds an assumed Sipex Warrant a document evidencing the foregoing assumption of such Sipex Warrant by Exar.

(c) Sipex shall use its commercially reasonable efforts to effect an amendment to the Sipex Indenture (which amendment shall take effect immediately prior to the Effective Time) such that the requirement that the Notes be continuously registered for 60 days in order for Sipex to force automatic conversion of the Sipex Notes pursuant to Section 15.3 of the Indenture shall either be (i) eliminated, or (ii) waived in connection with the Merger to provide Exar with a reasonable period of time, but at least 15 days following the Effective Time, to file an S-3 registration statement covering the Notes and for the registration statement to be declared effective by the SEC.

(d) Exar shall take all such action as may be necessary so that from and after the Effective Time, Exar and the Surviving Company shall comply with the terms of the Sipex Indenture, including execution of a supplemental indenture as provided in Sections 12.2 and 15.7 of the Sipex Indenture. Exar shall take all corporate actions necessary to reserve for issuance a sufficient number of shares of the Exar Common Stock for delivery upon conversion of Sipex Notes that are assumed by Exar as of the Effective Time in accordance with the terms of this Section 5.18 and the Sipex Indenture. Sipex shall file with the Trustee (as defined in the Sipex Indenture) and shall send to each holder of Sipex Notes the notice required by Section 15.11 of the Indenture at least fifteen (15) days prior to the estimated Effective Date.

5.19 Retention Program. Exar and Sipex will consult with each other in good faith to establish a retention program for certain employees of Exar and Sipex to be identified in connection with retaining the services of such employees after the Effective Time (the “Retention Program”).

ARTICLE VI

CONDITIONS TO THE MERGER

6.1 Conditions to Each Party’s Obligation to Effect The Merger. The respective obligations of each party to this Agreement to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Stockholder Approval. The issuance of shares of Exar Common Stock in the Merger shall have been approved by the requisite vote under applicable law by the stockholders of Exar and this Agreement shall have been adopted by the requisite vote under applicable law by the stockholders of Sipex.

(b) Registration Statement Effective; Proxy Statement. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement, shall have been initiated or threatened in writing by the SEC.

(c) No Order. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

(d) No Governmental Restriction. There shall not be any pending or overtly threatened suits, action or proceeding asserted by any Governmental Entity (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the other transactions contemplated by this Agreement, the effect of which would cause the condition set forth in Section 6.1(c) hereof not to be satisfied, or (ii) seeking to require Exar or Sipex to hold separate (including by trust or otherwise) or divest any of their respective businesses or assets, or enter into any consent decree or other agreement that would restrict either Exar or Sipex in the conduct of its business as heretofore conducted.

(e) NASDAQ Listing. The shares of Exar Common Stock to be issued in the Merger shall have been authorized for quotation on the NASDAQ Global Market upon official notice of issuance.

(f) HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

6.2 Additional Conditions to Obligations of Exar and Merger Sub. The obligation of Exar and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Exar:

(a) Representations and Warranties. The representations and warranties of Sipex contained in this Agreement shall have been true and correct in all respects as of the date of this Agreement and on and as of the Closing Date with the same force and effect as if made on and as of the Effective Time (except for those representations and warranties which address matters only as of a particular date, which shall remain true and correct as of such particular date), except (other than the representation and warranty set forth in Section 3.6(a)) in such cases where the failure to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect on Sipex. Exar shall have received a certificate with respect to the foregoing signed on behalf of Sipex by the Chief Executive Officer and the Chief Financial Officer of Sipex.

(b) Agreements and Covenants. Sipex shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time, and Exar shall have received a certificate to such effect signed on behalf of Sipex by the Chief Executive Officer and the Chief Financial Officer of Sipex.

(c) Tax Opinion. Exar shall have received a written opinion from its counsel, O’Melveny & Myers LLP, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income tax purposes, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and such opinion shall not have been withdrawn. The parties to this Agreement agree to make representations substantially in the form attached hereto as Exhibit E-1 and Exhibit E-2, and the receipt of such representation letters by such counsel shall be a condition to the issuance of its opinion.

(d) Sipex Notes and Sipex Warrants. Rodfre Holdings LLC (an affiliate of Future Electronics Incorporated) (“Future”) shall have delivered to Exar and Sipex (and shall have taken no action to seek to rescind or revoke) irrevocable notices of conversion with respect to all outstanding Sipex Notes held by Future as of the date hereof, with such conversion to be effective as of immediately prior to the Effective Time.

6.3 Additional Conditions to the Obligations of Sipex. The obligations of Sipex to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, exclusively by Sipex:

(a) Representations and Warranties. The representations and warranties of Exar and Merger Sub contained in this Agreement shall have been true and correct in all respects as of the date of this Agreement and on and as of the Closing Date with the same force and effect as if made on and as of the Effective Time (except for those representations and warranties which address matters only as of a particular date, which shall remain true and correct as of such particular date), except (other than the representation and warranty set forth in Section 2.6(a))in such cases where the failure to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect on Exar. Sipex shall have received a certificate with respect to the foregoing signed on behalf of Exar and Merger Sub by the President and the Chief Financial Officer of Exar.

(b) Agreements and Covenants. Each of Exar and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and Sipex shall have received a certificate to such effect signed on behalf of Exar and Merger Sub by the President and the Chief Financial Officer of Exar.

(c) Tax Opinion. Sipex shall have received a written opinion from its counsel, Latham & Watkins LLP, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, for U.S. federal income tax purposes, the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and such opinion shall not have been withdrawn. The parties to this Agreement agree to make representations substantially in the form attached hereto as Exhibit E-1 and Exhibit E-2, and the receipt of such representation letters by such counsel shall be a condition to the issuance of its opinion.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, and except as provided below, whether before or after the requisite approvals of the stockholders of Sipex or Exar:

(a) by mutual written consent duly authorized by the boards of directors of Sipex and Exar;

(b) by either Exar or Sipex if the Merger shall not have been consummated by October 8, 2007; provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either Exar or Sipex if a Governmental Entity shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree or ruling is final and nonappealable;

(d) by either Exar or Sipex if the required approvals of the stockholders of Exar or the stockholders of Sipex contemplated by this Agreement shall not have been obtained by reason of the failure to obtain the required vote upon a vote taken at a meeting of stockholders duly convened therefor or at any adjournment thereof;

(e) by Exar, upon a breach of any representation, warranty, covenant or agreement on the part of Sipex set forth in this Agreement, or if any representation or warranty of Sipex shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in Sipex’s representations and warranties or breach by Sipex is curable by Sipex within the earlier of thirty (30) days or the date set forth in Section 7.1(b) through the exercise of its commercially reasonable efforts, then Exar may not terminate this Agreement under this Section 7.1(e) until the earlier of thirty (30) days or such fewer number of days before the date set forth in Section 7.1(b) after delivery of written notice from Exar to Sipex of such breach, provided Sipex continues to exercise commercially reasonable efforts to cure such breach (it being understood that Exar may not terminate this Agreement pursuant to this paragraph (e) if such breach by Sipex is cured during such period);

(f) by Sipex, upon a breach of any representation, warranty, covenant or agreement on the part of Exar set forth in this Agreement, or if any representation or warranty of Exar shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue, provided, that if such inaccuracy in Exar’s representations and warranties or breach by Exar is curable by Exar within the earlier of thirty (30) days or the date set forth in Section 7.1(b) through the exercise of its commercially reasonable efforts, then Sipex may not terminate this Agreement under this Section 7.1(f) until the earlier of thirty (30) days or such fewer number of days before the date set forth in Section 7.1(b) after delivery of written notice from Sipex to Exar of such breach, provided Exar continues to exercise commercially reasonable efforts to cure such breach (it being understood that Sipex may not terminate this Agreement pursuant to this paragraph (f) if such breach by Exar is cured during such period);

(g) by Exar if a Sipex Triggering Event shall have occurred;

(h) by Sipex if an Exar Triggering Event shall have occurred;

(i) by Exar in accordance with the terms and subject to the conditions of Section 5.4(a)(ii); or

(j) by Sipex in accordance with the terms and subject to the conditions of Section 5.4(b)(ii).

For the purposes of this Agreement, a “Sipex Triggering Event” shall be deemed to have occurred if: (i) the Board of Directors of Sipex or any committee thereof shall for any reason make a Sipex Recommendation Change; (ii) Sipex shall have failed to include in the Proxy Statement the Sipex Recommendation; (iii) Sipex shall have entered into any letter of intent, agreement in principle or similar document or any Contract accepting any Sipex Acquisition Proposal; (iv) Sipex (directly or indirectly through any of its Representatives) has willfully and materially breached its obligations under Section 5.4; or (v) a tender or exchange offer relating to securities of Sipex shall have been commenced by a Person unaffiliated with Exar and Sipex shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that Sipex recommends rejection of such tender or exchange offer.

For the purposes of this Agreement, an “Exar Triggering Event” shall be deemed to have occurred if: (i) the Board of Directors of Exar or any committee thereof shall for any reason have made an Exar Recommendation Change; (ii) Exar shall have failed to include in the Proxy Statement the Exar Recommendation; (iii) Exar shall have entered into any letter of intent, agreement in principle or similar document or any Contract accepting any Exar Acquisition Proposal; Exar (directly or indirectly through any of its Representatives) has willfully and materially breached its obligations under Section 5.4; or (v) a tender or exchange offer relating to securities of Exar shall have been commenced by a Person unaffiliated with Sipex and Exar shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days after such tender or exchange offer is first published sent or given, a statement disclosing that Exar recommends rejection of such tender or exchange offer.

7.2 Notice of Termination; Effect of Termination. Any termination of this Agreement under Section 7.1 above will be effective immediately upon the delivery of written notice of the terminating party to the other parties hereto (or such later time as may be contemplated by Section 7.1(e) and 7.1(f)). In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect, except (i) as set forth in Section 5.3(b), this Section 7.2, Section 7.3 and Article VIII (General Provisions), each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from liability for any willful breach of, or fraud in connection with, this Agreement.

7.3 Fees.

(a) Exar Payments.

(i) Exar shall pay to Sipex in immediately available funds, prior to or concurrently with termination of this Agreement, an amount equal to $6,500,000 (the “Exar Termination Fee”) if this Agreement is terminated by Sipex pursuant to Section 7.1(h) or by Exar pursuant to Section 7.1(i).

(ii) Exar shall pay Sipex in immediately available funds, within two (2) business days after demand by Sipex, an amount equal to the Exar Termination Fee, if this Agreement is terminated pursuant to Section 7.1(b) or pursuant to Section 7.1(d) as a result of Exar’s failure to obtain the required approval of the stockholders of Exar and either of the following shall have occurred:

(A) following the date hereof and prior to the termination of this Agreement, a third party has publicly announced and not withdrawn an Exar Acquisition Proposal and within twelve (12) months following the termination of this Agreement an Exar Acquisition Transaction is consummated; or

(B) if following the date hereof and prior to the termination of this Agreement, a third party has publicly announced and not withdrawn an Exar Acquisition Proposal and within twelve (12) months following the termination of this Agreement Exar enters into a definitive agreement providing for an Exar Acquisition Transaction, and such Exar Acquisition Transaction is subsequently consummated.

(iii) Exar acknowledges that the agreements contained in this Section 7.3(a) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Sipex would not enter into this Agreement; accordingly, if Exar fails to pay in a timely manner the amounts due pursuant to this Section 7.3(a) and, in order to obtain such payment, Sipex makes a claim that results in a judgment against Exar for the amounts set forth in this Section 7.3(a), Exar shall pay to Sipex its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3(a) at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. Payment of the fees described in this Section 7.3(a) shall not be in lieu of damages incurred in the event of breach of this Agreement.

(iv) For the purposes of this Section 7.3(a), all references to 15% in the definition of Exar Acquisition Proposal and Exar Acquisition Transaction shall be deemed to be references to “30%” and all references to “85%” in the definition of Exar Acquisition Proposal and Exar Acquisition Transaction shall be deemed to be references to “70%.”

(b) Sipex Payments.

(i) Sipex shall pay to Exar in immediately available funds, prior to or concurrently with termination of this Agreement, an amount equal to $6,500,000 (the “Sipex Termination Fee”) if this Agreement is terminated by Exar pursuant to Section 7.1(g) or by Sipex pursuant to Section 7.1(j).

(ii) Sipex shall pay Exar in immediately available funds, within two (2) business days after demand by Exar, an amount equal to the Sipex Termination Fee, if this Agreement is terminated pursuant to Section 7.1(b) or pursuant to Section 7.1(d) as a result of Sipex’s failure to obtain the required approval of the stockholders of Sipex and either of the following shall have occurred:

(A) following the date hereof and prior to the termination of this Agreement, a third party has publicly announced and not withdrawn a Sipex Acquisition Proposal and within twelve (12) months following the termination of this Agreement a Sipex Acquisition Transaction is consummated; or

(B) if following the date hereof and prior to the termination of this Agreement, a third party has publicly announced and not withdrawn a Sipex Acquisition Proposal and within twelve (12) months following the termination of this Agreement Sipex enters into a definitive agreement providing for a Sipex Acquisition Transaction, and such Sipex Acquisition Transaction is subsequently consummated.

(iii) Sipex acknowledges that the agreements contained in this Section 7.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Exar would not enter into this Agreement; accordingly, if Sipex fails to pay in a timely manner the amounts due pursuant to this Section 7.3(b) and, in order to obtain such payment, Exar makes a claim that results in a judgment against Sipex for the amounts set forth in this Section 7.3(b), Sipex shall pay to Exar its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3(b) at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made. Payment of the fees described in this Section 7.3(b) shall not be in lieu of damages incurred in the event of breach of this Agreement.

(iv) For the purposes of this Section 7.3(b), all references to 15% in the definition of Sipex Acquisition Proposal and Sipex Acquisition Transaction shall be deemed to be references to “50%” and all references to “85%” in the definition of Sipex Acquisition Proposal and Sipex Acquisition Transaction shall be deemed to be references to “50%.”

7.4 Amendment. Subject to applicable law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of the parties hereto.

7.5 Extension; Waiver. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE VIII

GENERAL PROVISIONS

8.1 Certain Definitions. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

(a) “Contract” means any legally binding written, oral or other agreement, contract, subcontract, settlement agreement, lease, binding understanding, instrument, note, bond, mortgage, option, indenture, warranty, purchase order, lease, license, sublicense, insurance policy, permit, franchise, benefit plan or other commitment, arrangement, understanding or undertaking of any kind or nature.

(b) “DGCL” means the General Corporation Law of the State of Delaware, or any successor statute thereto.

(c) “Exar Common Stock” means the Common Stock, par value $0.0001 per share, of Exar.

(d) “Exar Option Plans” means, collectively, the Exar 1991 Stock Option Plan, 1991 Non-Employee Directors’ Stock Option Plan, the 1996 Non-Employee Directors’ Stock Option Plan, the 1997 Equity Incentive Plan, the 2000 Equity Incentive Plan and the 2006 Equity Incentive Plan.

(e) “Exchange Fund” means all shares of Exar Common Stock and cash deposited with the Exchange Agent pursuant to the terms of Article I hereof.

(f) “Legal Requirements” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, order, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

(g) “Material Adverse Effect” when used in connection with an entity means any change, event, circumstance or effect that is or would be reasonably expected to be materially adverse to the business, financial condition or results of operations of such entity and its Subsidiaries taken as a whole; provided, however, that in no event shall any of the following, alone or in combination, be deemed to constitute, nor shall any of the following be taken into account in determining whether there has been or will be, a Material Adverse Effect of such entity: (i) a decrease in such entity’s stock price or the failure to meet or exceed Wall Street research analysts’ earnings or other estimates or projections in and of itself (provided, that this clause (i) shall not exclude any underlying circumstance, change, event, fact, development or effect that may have caused that decrease or failure), (ii) any change, event, circumstance or effect that directly and primarily results from the public announcement or pendency of the transactions contemplated hereby, (iii) changes in any applicable laws or regulations or applicable generally accepted accounting principles or the interpretations thereof, or (iv) any change, event, circumstance or effect that that results from (x) changes affecting the product markets in which such entity operates, (y) changes affecting U.S. or global economic conditions or financial markets generally or (z) changes resulting generally from any act of war or terrorism (or any escalation thereof) (in the case of each of (x) through (z), which changes do not disproportionately affect such entity in any material respect relative to other similarly situated entities operating in a comparable product market or markets).

(h) “Permitted Liens” means (i) Liens securing liabilities disclosed on the Exar Balance Sheet or the Sipex Balance Sheet, as the case may be, (ii) Liens for Taxes not yet delinquent or being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established on the Exar Balance Sheet or the Sipex Balance Sheet, as the case may be), (iii) Liens of landlords and Liens of carriers, warehousemen, mechanics, materialmen and other like Liens arising in the ordinary course of business for sums not yet due and payable, (iv) statutory Liens claimed or held by a Governmental Authority that are not due or delinquent, (v) restrictions on the transfer of securities under applicable Legal Requirements, (vi) Liens that do not materially interfere with the use of the property or assets to which such Lien relates, and (vii) Liens with respect to assets that are not material to the relevant entity.

(i) “Person” means any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

(j) “Sipex Common Stock” means the Common Stock, par value $0.01 per share, of Sipex.

(k) “Sipex ESPP” means the Sipex 1996 Employee Stock Purchase Plan.

(l) “Sipex Indenture” means the Indenture relating to the Sipex Notes dated as of May 16, 2006 between Sipex and Wells Fargo Bank, National Association, as trustee.

(m) “Sipex Notes” means the $30.0 million aggregate principal amount of 5.5% Redeemable Convertible Senior Notes of Sipex due 2026 issued pursuant to the Sipex Indenture.

(n) “Sipex Options” means any and all options and other rights to acquire Sipex Common Stock, whether issued under any of the Sipex Option Plans or otherwise, except for any rights to acquire Sipex Common Stock under the Sipex ESPP.

(o) “Sipex Option Plans” means, collectively, the 1997 Incentive Stock Option Plan, 1999 Stock Plan, 2000 Non-Qualified Stock Option Plan, the 2002 Non-statutory Stock Option Plan and 2006 Equity Incentive Plan.

(p) “Sipex Warrants” means the warrants to purchase Sipex Common Stock set forth in Section 3.2 of the Sipex Schedules.

(q) “Subsidiary” when used with reference to a party hereto, means any corporation or other organization, whether incorporated or unincorporated, at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

(r) The following capitalized terms and phrases shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each such term or phrase below:

Term/Phrase	Section
Affiliate Agreement	5.14
Agreement	Introduction
COBRA	2.12(d)
Certificates	1.8(c)
Certificate of Merger	1.3
Closing	1.2
Closing Date	1.2
Code	Recitals
Confidentiality Agreement	5.3(b)
Continuing Employee	5.17(a)
DGCL	1.1
DOL	2.12(b)
ERISA	2.12(a)
Effective Time	1.3
Environmental Laws	2.14(g)
Environmental Permits	2.14(a)
Exar	Introduction
Exar Acquisition Agreement	5.4(a)(ii)
Exar Acquisition Proposal	5.4(a)

Term/Phrase	Section
Exar Acquisition Transaction	5.4(a)
Exar Affiliate	2.12(a)
Exar Balance Sheet	2.5(b)
Exar Contract	2.16(b)
Exar Employee	2.12(a)
Exar Facilities	2.13(c)
Exar Financials	2.5(b)
Exar 401(k) Plan	5.17(c)
Exar Intellectual Property	2.8(a)
Exar International Employee Plan	2.12(h)
Exar Leases	2.13(c)
Exar Material Subsidiary(ies)	2.1(a)
Exar Notice of Superior Proposal	5.4(a)(ii)
Exar Options	2.2
Exar Owned Real Property	2.13(b)
Exar Plans	2.12(a)
Exar Permits	2.9(b)
Exar Recommendation	2.18
Exar Recommendation Change	5.2(b)
Exar Registered Intellectual Property	2.8(a)
Exar SEC Reports	2.5(a)
Exar Schedules	Article II
Exar Stockholders’ Meeting	2.17
Exar Superior Proposal	5.4(a)(iii)
Exar Termination Fee	7.3(a)
Exar Triggering Event	7.1
Exar Voting Agreements	Recitals
Exchange Act	2.4(b)
Exchange Agent	1.8(a)
Exchange Ratio	1.7(b)
Form S-8	5.10(c)
Future	6.2(d)
GAAP	2.5(b)
Governmental Entity	2.4(b)
HSR Act	2.4(b)
Hazardous Materials	2.14(g)
IRS	2.12(b)
Indemnified Parties	5.11(a)
Intellectual Property	2.8(a)
Insured Parties	5.11(b)
Lien	2.8(e)
Lock-Up and Standstill Agreement	Recitals
Merger	Recitals
Merger Sub	Introduction
NASDAQ	2.4(b)
Other Filings	5.1(a)
Proxy Statement	2.17
Registered Intellectual Property	2.8(a)
Registration Statement	2.4(b)
Release	2.14(g)
Remedial Action	2.14(g)

Term/Phrase	Section
Representatives	5.4(a)
Retention Program	5.19
SEC	2.4(b)
Sarbanes-Oxley Act	2.5(e)
Securities Act	2.4(b)
Sipex	Introduction
Sipex Affiliate	3.12(a)
Sipex Acquisition Agreement	5.4(b)(ii)
Sipex Acquisition Proposal	5.4(b)
Sipex Acquisition Transaction	5.4(b)
Sipex Balance Sheet	3.5(b)
Sipex Contract	3.16(b)
Sipex Employee	3.12(a)
Sipex Facilities	3.13(b)
Sipex Financials	3.5(b)
Sipex 401(k) Plans	5.17(b)
Sipex International Employee Plan	3.12(h)
Sipex Intellectual Property	3.8(a)
Sipex Leases	3.13(b)
Sipex Material Subsidiary(ies)	3.1(a)
Sipex Notice of Superior Proposal	5.4(b)(ii)
Sipex Permits	3.9(b)
Sipex Plans	3.12(a)
Sipex Recommendation	3.18
Sipex Recommendation Change	5.2(c)
Sipex Registered Intellectual Property	3.8(a)
Sipex SEC Reports	3.5(a)
Sipex Schedules	Article III
Sipex Stockholders’ Meeting	2.17
Sipex Superior Proposal	5.4(b)(iii)
Sipex Termination Fee	7.3(b)
Sipex Triggering Event	7.1
Sipex Voting Agreements	Recitals
Standards Body	2.8(q)
Surviving Corporation	1.1
Tax(es)	2.7(a)
Tax Returns	2.7(a)
Voting Agreements	Recitals

8.2 Non-Survival of Representations and Warranties. The representations and warranties of Exar and Sipex contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall survive the Effective Time.

8.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally, (ii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) of transmission by telecopy or telefacsimile, or (iii) on the date of confirmation of receipt (or, the first business day following such receipt if the date is not a business day) if delivered by a nationally recognized courier service. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(a)	if to Sipex, to:

Sipex Corporation

233 South Hillview Drive

Milpitas, California 95035

Attention: Ralph Schmitt

Fax No.: (408) 935-7600

with copies to:

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

Attention: Christopher L. Kaufman/Tad J. Freese

Fax No.: (650) 463-2600

(b)	if to Exar or Merger Sub, to:

Exar Corporation

48720 Kato Road

Fremont, California 94538

Attention: Thomas R. Melendrez

Fax No.: (510) 668-7002

with copies to:

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025

Attention: Warren Lazarow/Steve Sonne

Fax No.: (650) 473-2601

8.4 Interpretation; Knowledge.

(a) When a reference is made in this Agreement to Exhibits or Schedules, such reference shall be to an Exhibit or Schedule to this Agreement unless otherwise indicated. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect Subsidiaries of such entity. Reference to the Subsidiaries of an entity shall be deemed to include all direct and indirect Subsidiaries of such entity.

(b) For purposes of this Agreement, the term “knowledge” means, with respect to any matter in question, that the executive officers of Exar or Sipex, as the case may be, have actual knowledge of such matter.

8.5 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

8.6 Entire Agreement; Third Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Exar Schedules and the Sipex Schedules, (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect until the Closing and shall survive any termination of this Agreement; and (b) are not intended to confer upon any other Person any rights or remedies hereunder, except as set forth in Section 5.11 herein.

8.7 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.8 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

8.9 Governing Law; Forum Selection.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

(b) Each of parties irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by the other party hereto or its successors or assigns may be brought and determined in the Chancery or other Courts of the State of Delaware, and each of parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the nonexclusive jurisdiction of the aforesaid courts.

8.10 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

8.11 Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

8.12 Waiver of Jury Trial. EACH OF EXAR AND SIPEX HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF EXAR OR SIPEX IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, Exar, Sipex and Merger Sub have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

EXAR CORPORATION

By:	/s/ Richard Leza
Name:	Richard Leza
Title:	Acting Chief Executive Officer

SIPEX CORPORATION

By:	/s/ Ralph Schmitt
Name:	Ralph Schmitt
Title:	Chief Executive Officer

SIDE ACQUISITION CORP.

By:	/s/ Thomas Melendrez
Name:	Thomas Melendrez
Title:	President

Annex B

May 7, 2007

Exar Corporation

48720 Kato Road

Fremont, California 94538

Ladies and Gentlemen:

The undersigned (the “Stockholder”) is the owner of record or beneficially of certain shares of common stock, par value $0.01 per share, of Sipex Corporation (“Sipex Shares”) or securities convertible into or exchangeable or exercisable for Sipex Shares. This Lock-Up and Standstill Agreement (this “Agreement”) is being executed in connection with the Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), by and among Exar Corporation, a Delaware corporation (“Exar”), Sipex Acquisition Corp., a Delaware corporation wholly owned subsidiary of Exar (“Merger Sub”), and Sipex Corporation, a Delaware corporation (“Sipex”), pursuant to which Merger Sub will be merged with and into Sipex (the “Merger”) with Sipex surviving the Merger as a wholly owned Subsidiary of Exar. Capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to them in the Merger Agreement.

At the Effective Time, (i) each Sipex Share owned by the Stockholder as of the Effective Time shall automatically be converted into the right to receive a portion of a share of Exar Common Stock based on the Exchange Ratio and (ii) except for Notes, which shall be converted as per Section 8 below, each option or other convertible or exercisable security entitling the holder thereof to acquire Sipex Shares (the “Sipex Derivative Securities”) outstanding as of the Effective Time will be converted into an option or other security to acquire shares of Exar Common Stock at a price and in an amount based on the Exchange Ratio (the “Exar Derivative Securities”).

The Stockholder recognizes that the Merger and the other transactions contemplated by the Merger Agreement will be of benefit to the Stockholder and all holders of Sipex Shares and Sipex Derivative Securities. The Stockholder acknowledges that Exar is relying on the representations and agreements of the Stockholder contained in this Agreement in entering into the Merger Agreement and consummating the transactions contemplated thereby. The Stockholder further understands that this Agreement is coupled with an interest and is irrevocable and shall be binding upon the Stockholder’s heirs, legal representatives, successors and assigns.

In connection with the Merger Agreement and the transactions contemplated thereby, in order to induce Exar to enter into the Merger Agreement and to proceed with the Merger, and in consideration of the foregoing, the Stockholder and Exar agree to the following:

1. Lock-Up. Subject to the exceptions set forth in Sections 2 and 3 hereof, without the prior written consent of Exar, during the period commencing on the Closing Date and ending on the date that is the twelve-month anniversary of the Effective Time of the Merger (the “Lock-Up Period”), the Stockholder will not: (a) directly or indirectly, sell, offer, contract or grant any option to sell (including without limitation any short sale), pledge, transfer, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act or otherwise dispose of (i) any shares of Exar Common Stock, (ii) any Exar Derivative Securities, or (iii) any shares of Exar Common Stock issuable upon exercise, exchange or conversion of Exar Derivative Securities ((i), (ii) and (iii) are collectively referred to herein as the “Exar Securities”), in each case received or to be received by the Stockholder in the Merger or acquired before or after the Effective Time, and owned either of record or beneficially (as defined in Rule 13d-3 under the Exchange Act) by the Stockholder, (b) publicly announce an intention to do any of the foregoing, or (c) enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of any Exar Securities owned either of record or beneficially (as defined in Rule 13-d under the Exchange Act) by the Stockholder, whether any such swap or transaction is to be settled by delivery of Exar Securities or other securities, in cash or otherwise (each of (a), (b) and (c), individually or collectively, is referred to herein as a “Disposition”).

2. Exceptions to Restriction on Disposition. Notwithstanding the foregoing Section 1, (a) the Stockholder may transfer Exar Securities to any wholly-owned subsidiary of the Stockholder or to a parent corporation owning 100% of the Stockholder or to entity that is wholly-owned by the same entity that wholly owns the Stockholder; provided, however, that in any such case, it shall be a condition to the transfer that the transferee execute an agreement for the benefit of Exar (which shall be an express third party beneficiary thereof) stating that the transferee is receiving and holding such Exar Securities subject to the provisions of this Agreement and there shall be no further transfer of such Exar Securities except in accordance with this Agreement; and (b) the Stockholder may make Dispositions of Exar Securities in compliance with Section 3 hereof; and (c) the Stockholder may exchange Exar Securities for the consideration payable to holders of such Exar Securities pursuant to a merger, consolidation, tender offer, exchange offer or similar business combination transaction involving Exar in which securities of Exar are converted into the right to receive consideration (an “Exar Sale Transaction”) which Exar Sale Transaction is approved by the Exar Board of Directors.

3. Sale Limitations. During the Lock-Up Period, and notwithstanding the restrictions set forth in Section 1, the Stockholder shall have the right to Dispose of Exar Securities if the amount of Exar Securities so Disposed of by the Stockholder, together with the amount of any other Exar Securities Disposed of by the Stockholder within the applicable one of the following four (4) consecutive three (3)-month periods: (i) the three (3)-month period commencing on the Effective Time of the Merger, and ending three (3)-months thereafter; (ii) the three (3)-month period commencing on the day immediately following the end of the three (3)-month period referred to in (i), and ending three months thereafter; (iii) the three (3)-month period commencing on the day immediately following the end of the three (3)-month period referred to in (ii), and ending three months thereafter; and (iv) the three (3)-month period commencing on the day immediately following the end of the three (3)-month period referred to in (iii), and ending three months thereafter, does not exceed 500,000 Exar Securities as adjusted, for stock splits, stock dividends, combinations and the like (the “Cap”). To the extent that the aggregate Dispositions of Exar Securities by the Stockholder during any of the foregoing three (3)-month periods in the Lock-Up Period are equal to less than 500,000 Exar Securities plus, as the case may be, any carried-over allotment from preceding three (3)-month periods (such difference, the “Shortfall”), the Cap for the subsequent three (3)-month period shall be increased to an amount equal to the sum of 500,000 Exar Securities plus the Shortfall.

4. Stop Transfer. The Stockholder agrees and consents to the entry of stop transfer instructions with Exar’s transfer agent and registrar against the transfer of the Exar Securities except in compliance with the restrictions set forth in Sections 1, 2 and 3 hereof.

5. Standstill. The Stockholder shall not, nor shall any of its directors, officers, employees, agents, advisors or other representatives (“Representatives”) on its behalf, without the prior written consent of Exar or its Board of Directors (or a duly empowered committee thereof):

(a) during the Lock-Up Period:

(1) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of Exar or any Subsidiary thereof, or of any successor to or person in control of Exar, or any assets (other than assets in the ordinary course of business) of Exar or any Subsidiary or division thereof or of any such successor or controlling person; provided, however, that the Stockholder may acquire voting securities of Exar, or any Subsidiary thereof, or of any successor to or person in control of Exar so long as its aggregate beneficial ownership of Exar, such Subsidiary or such Person does not at any time during the Lock-Up Period exceed 19% of the Exar voting securities (on a fully diluted basis assuming conversion or exercise of all outstanding Exar Derivative Securities); or

(2) or request Exar or any of its Representatives, directly or indirectly, to amend or waive any provision of this Section 5(a); and

(b) during the period commencing on the Closing Date and ending on the date that is the two (2)-year anniversary of the Effective Time of the Merger:

(1) subject to the Stockholder’s right to designate a representative for nomination by the Board of Directors for election as a director pursuant to Section 7(b) below, nominate any person to the Board of Directors of Exar;

(2) call or attempt to call a special meeting of the stockholder of Exar;

(3) make, or in any way participate, directly or indirectly, in any “solicitation” of “proxies” to vote (as such terms are used in the rules of the SEC), or seek to advise or influence any person or entity with respect to the voting of any voting securities of Exar (including, without limitation, making any public statement in favor or support of any proposal not approved by the Board of Directors of Exar);

(4) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any extraordinary transaction (including a tender offer) involving Exar or any of its securities or assets;

(5) form, join or in any way participate in a “group” as defined in Section 13(d)(3) of the Exchange Act, in connection with any of the foregoing;

(6) request Exar or any of its Representatives, directly or indirectly, to amend or waive any provision of this Section 5(b).

6. Exceptions to Standstill. Notwithstanding the foregoing Section 5, nothing in this Agreement shall restrict the ability of any member of the Exar Board of Directors who is affiliated with the Stockholder from performing his or her duties as a director of Exar and acting in his or her capacity as a director of Exar, including, without limitation, carrying out his or her fiduciary duties to the stockholders of Exar.

7. Others Agreements. During the period commencing on the Closing Date and ending on the date that is the two (2)-year anniversary of the Effective Time of the Merger:

(a) in the event that a meeting of the stockholders of Exar is held (and at every adjournment or postponement thereof), the Stockholder shall, or shall cause the holder of record on the applicable record date to, appear at such meeting or otherwise cause its shares of Exar Common Stock to be counted as present thereat for purposes of establishing a quorum.

(b) for so long as the Stockholder owns at least 5% of the Exar voting securities (on a fully diluted basis assuming conversion or exercise of all outstanding Exar Derivative Securities), the Stockholder shall be entitled to designate one (1) individual for nomination by the Board of Directors for election to the Board of Directors of Exar, which nominee shall be reasonably acceptable to the Nominating Committee of the Board of Directors of Exar and which nominee shall initially be the affiliate of the Stockholder identified on Schedule 5.15(a) to the Merger Agreement (who shall be appointed to the Board of Directors of Exar as of the Effective Time of the Merger pursuant to Section 5.15(a) of the Merger Agreement).

8. Conversion of Notes. The Stockholder hereby covenants and agrees to exercise its right to convert all outstanding Sipex Notes held by it for shares of Sipex Common Stock, with such conversion to be effective immediately prior to the Effective Time of the Merger. The Stockholder agrees to duly execute and deliver the irrevocable notice of conversion attached as Exhibit A with respect to the conversion of the Sipex Notes as described above in this Section 8, and further covenants not to attempt to revoke such notice or otherwise change its election to so convert; provided that if the Merger Agreement is validly terminated prior to the Effective Time, then such notices may be revoked by the Stockholder. For the purpose of clarity, the $15,000,000 Sipex Note held by the Stockholder shall be convertible into 2,795,508 shares of Sipex Common Stock, which shall themselves be convertible into shares of the Exar Common Stock of, at the Exchange Ratio.

9. Registration Statement. Exar shall, at its expense, file promptly after the Effective Time a registration statement on Form S-3 (the “Registration Statement”) under the Securities Act covering the resale by the Stockholder of the shares of Exar Common Stock received by it in exchange for shares of Sipex Common Stock in the Merger (including share of Exar Common Stock issuable in exchange for shares of Sipex Common Stock received upon exercise of the Stockholder’s conversion of its Sipex Notes pursuant to Section 8 hereof); and shall use its commercially reasonable efforts to cause such Registration Statement to become effective as soon as practicable after the Effective Time and to keep such Registration Statement effective until the fifteen (15) month anniversary of the Effective Time, subject to Exar’s right to suspend effectiveness to the extent required by applicable Legal Requirements. Nothing in this Section 9, including the effectiveness of the Registration Statement, shall relieve the Stockholder from its obligations and restrictions pursuant to this Agreement, including the restrictions set forth in Section 1 and Section 3.

10. Consents. The Stockholder hereby agrees that to the extent Sipex issues any 9% Unsecured Junior Notes with Convertible Interest due June 20, 2008 (the “Rodfre Notes”) to the Stockholder pursuant to the Securities Purchase Agreement dated as of March 29, 2007, the Stockholder hereby consents to the proposed change of control as a result of the Merger pursuant to the Rodfre Notes and reserves all other rights under the Rodfre Notes that may arise as a result of the Merger.

11. Representations and Warranties. The Stockholder represents and warrants to Exar that:

(a) the execution, delivery and performance of this Agreement by the Stockholder does not, and the consummation by the Stockholder of the transactions contemplated hereby will not, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, modification or acceleration) (whether after the giving of notice of or the passage of time or both) under any Contract to which the Stockholder is a party or which is binding on it, him or her or its, his or her assets and will not result in the creation of any Encumbrance on any of the assets or properties of the Stockholder (other than the Shares);

(b) this Agreement has been duly executed by the Stockholder and constitutes the valid and legally binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity;

(c) other than filings under the Exchange Act, no notices, reports or other filings are required to be made by the Stockholder with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Stockholder from, any Governmental Entity or any other Person, in connection with the execution and delivery of this Agreement by the Stockholder and

(d) other than the Sipex Notes, the Stockholder does not hold any warrants or other securities convertible into or exercisable for shares of Sipex Common Stock.

12. Condition to Effectiveness. Notwithstanding anything in this Agreement to the contrary, this Agreement shall not be effective until the Effective Time In the event the Merger Agreement is terminated in accordance with its terms, this Agreement shall also terminate.

13. Miscellaneous.

(a) Waiver. No waiver by any party hereto of any condition or any breach of any term or provision set forth in this Agreement shall be effective unless in writing and signed by the party waiving such condition or breach. The waiver of a condition or any breach of any term or provision of this Agreement shall not operate as or be construed to be a waiver of any other previous or subsequent breach of any term or provision of this Agreement. Any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

(b) Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

(c) Binding Effect; Assignment. The Stockholder may not assign this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of Exar, and any attempted assignment without such prior written approval shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

(d) Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

(e) Specific Performance; Injunctive Relief. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur to either party in the event that any of the provisions of this Agreement were not performed by the other party in accordance with their specific terms or were otherwise breached. It is accordingly agreed that either party shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement by the other party and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

(f) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

(g) Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF EXAR OR THE STOCKHOLDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

(h) Entire Agreement. This Agreement (a) constitutes the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (b) is not intended to confer upon any other Person any rights or remedies hereunder.

(i) Notices. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the respective parties at the following address (or at such other address for a party as shall be specified by like notice):

if to Exar, to:

Exar Corporation

48720 Kato Road

Fremont, CA 94538

Attention: Thomas Melendrez

Fax No.: (510) 668-7002

with copies to:

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025

Attention: Warren Lazarow/Steve Sonne

Fax No.: (650) 473-2601

If to the Stockholder:

c/o Future Electronics Inc.

237 Hymus Boulevard

Pointe Claire QC H9R 5C7

Attention: Guy Lavergne, Esq.

Associate General Counsel

Fax No.: (514) 694-7515

(j) Headings. The section headings set forth in this Agreement are for convenience of reference only and shall not affect the construction or interpretation of this Agreement in any manner.

(k) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

(l) Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(m) Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

The parties hereto have executed and delivered this Lock-Up and Standstill Agreement as of the date first written above.

EXAR CORPORATION

By:	/s/ Richard Leza
Name: Richard Leza
Title: Acting Chief Executive Officer

RODFRE HOLDINGS LLC

By:	/s/ Joe Prudente
Name: Joe Prudente
Address: 41 Main St., Bolton, Mass 01740 For Rodfre Holdings LLC

Exhibit A

FORM OF NOTE CONVERSION NOTICE

Sipex Corporation

233 South Hillview Drive

Milpitas, California 95035

Attention: Chief Financial Officer

Wells Fargo Bank, National Association

707 Wilshire Blvd, 17th Floor

Los Angeles, CA 90017

Attention: Corporate Trust Services

Fax: (213) 614-3355

Pursuant to the Agreement and Plan of Merger dated as of May 7, 2007 (the “Merger Agreement”) by and among Sipex Corporation (“Sipex”), Exar Corporation (“Exar”) and Side Acquisition Corp., a wholly owned subsidiary of Exar, Side Acquisition Corp. will be merged with and into Sipex (the “Merger”) with Sipex surviving as a wholly owned Subsidiary of Exar. The undersigned hereby irrevocably agrees to exercise the option to convert the attached Note (the “Note”) into shares of common stock of Sipex in accordance with the terms of the Indenture referred to in the Note, with such conversion to be effective immediately prior to the effective time of the Merger, and directs that the shares issuable and deliverable upon such conversion, together with any check in payment for fractional shares, be issued and delivered to the registered holder hereof. Any amount required to be paid by the undersigned on account of interest accompanies the Note.

[SIGNATURES ON NEXT PAGE]

If you want the shares issuable on conversion of the Note credited to your balance account with The Depositary Trust Company through its Deposit Withdrawal At Custodian system, check the box: ☐

Dated: May , 2007

Signature(s)

Signature Guarantee

Signature(s) must be guaranteed by an eligible Guarantor Institution (banks, stock brokers, savings and loan associations and credit unions) with membership in an approved signature guarantee medallion program pursuant to Securities and Exchange Commission Rule 17Ad-15 if shares of Common Stock are to be issued, or Notes to be delivered, other than to and in the name of the registered holder.

[SIGNATURE PAGE TO CONVERSION NOTICE]

Annex C

FORM OF EXAR VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of May     , 2007 by and between Sipex Corporation, a Delaware corporation (“Sipex”), and the undersigned stockholder (the “Stockholder”) of Exar Corporation, a Delaware corporation (“Exar”).

RECITALS:

A. Exar, Side Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Exar (“Merger Sub”), and Sipex are entering into an Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), which provides for the merger (the “Merger”) of Merger Sub with and into Sipex, pursuant to which all outstanding capital stock of Sipex will be converted into the right to receive shares of capital stock of Exar, as set forth in the Merger Agreement.

B. The Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of such number of shares of the outstanding capital stock of Exar, and such number of shares of capital stock of Exar issuable upon the exercise of outstanding options and other rights to acquire Exar capital stock, as is indicated on the signature page of this Agreement.

C. In consideration of the execution of the Merger Agreement by Sipex, the Stockholder (in his or her capacity as such) has agreed to vote the Shares (as defined below) so as to facilitate consummation of the Merger.

NOW, THEREFORE, intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Certain Definitions. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Merger Agreement. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:

(a) “Expiration Date” shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to its terms, or (ii) such date and time as the Merger shall become effective in accordance with the terms and conditions set forth in the Merger Agreement.

(b) “Shares” shall mean: (i) all securities of Exar (including all shares of capital stock of Exar and all options, warrants and other rights to acquire shares of capital stock of Exar ) owned by the Stockholder as of the date of this Agreement, and (ii) all additional securities of Exar (including all additional shares of capital stock of Exar and all additional options, warrants and other rights to acquire shares of capital stock of Exar ) of which the Stockholder acquires beneficial ownership during the period commencing with the execution and delivery of this Agreement until the Expiration Date.

(c) “Transfer.” A Person shall be deemed to have effected a “Transfer” of a security if such Person directly or indirectly (i) sells, pledges, encumbers, grants an option with respect to (including any short sale), establishes an open “put equivalent position” within the meaning of Rule 16a-h under the Exchange Act, transfers or otherwise disposes of such security or any interest therein, (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to (including any short sale), establishment of a “put equivalent position” with respect to, transfer of or other disposition of such security or any interest therein, or (iii) enters into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of any Shares, whether any such swap or transaction is to be settled by delivery of Shares or other securities, in cash or otherwise.

2. Transfer of Shares.

(a) Transfer of Shares. The Stockholder hereby agrees that, at all times during the period commencing with the execution and delivery of this Agreement until the Expiration Date, the Stockholder shall not cause or permit any Transfer of any of the Shares to be effected or make any offer regarding any Transfer of any of the Shares; provided, however, that the Stockholder may (i) Transfer Shares to a family member or trust for estate planning purposes, provided that, as a condition to any such Transfer to a family member or trust, the transferee has agreed with Sipex in writing to be bound by the terms of this Agreement (including granting a Proxy as contemplated hereby) and to hold such Shares subject to all the terms and provisions of this Agreement, (ii) sell Shares pursuant to the terms of a trading plan adopted pursuant to Rule 10b5-1 under the Exchange Act in effect prior to the date hereof, and (iii) in connection with the exercise of an Exar Stock Option (cashless or otherwise) in, sell Shares an amount that is sufficient to satisfy the payment of any transaction costs and any Tax liability incurred by such Stockholder in connection with such exercise.

(b) Transfer of Voting Rights. The Stockholder hereby agrees that, at all times commencing with the execution and delivery of this Agreement until the Expiration Date, the Stockholder shall not deposit, or permit the deposit of, any Shares in a voting trust, grant any proxy in respect of the Shares, or enter into any voting agreement or similar arrangement, commitment or understanding in a manner inconsistent with the terms of Section 3 hereof or otherwise in contravention of the obligations of the Stockholder under this Agreement, with respect to any of the Shares.

3. Agreement to Vote Shares. Until the Expiration Date, at every meeting of stockholders of Exar called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of stockholders of Exar with respect to any of the following, the Stockholder shall, or shall cause the holder of record on any applicable record date to, to the extent not voted by the person(s) appointed under the Proxy (as defined in Section 4 hereof), vote the Shares:

(a) in favor of approval of the issuance of shares of Exar Common Stock in the Merger and any action required in furtherance thereof;

(b) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement; and

(c) against any Exar Acquisition Proposal.

Until the Expiration Date, in the event that any meeting of the stockholders of Exar is held with respect to any of the foregoing (and at every adjournment or postponement thereof), the Stockholder shall, or shall cause the holder of record of Shares on any applicable record date to, appear at such meeting or otherwise cause his, her or its Shares to be counted as present thereat for purposes of establishing a quorum.

4. Irrevocable Proxy. Concurrently with the execution of this Agreement, the Stockholder agrees to deliver to Sipex a proxy in the form attached hereto as Exhibit A (the “Proxy”), which shall be irrevocable to the fullest extent permissible by applicable law, with respect to the Shares.

5. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Sipex any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Stockholder, and Sipex shall have no authority to exercise any power or authority to direct the Stockholder in the voting of any of the Shares, except as otherwise specifically provided herein, or in the performance of the Stockholder’s duties or responsibilities as stockholders of Exar .

6. No Solicitation. The Stockholder hereby represents and warrants that he or she has read Section 5.4 of the Merger Agreement and agrees to be bound by the provisions of such section.

7. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Sipex that, as of the date hereof and at all times until the Expiration Date:

(a) the Stockholder is (and, except to the extent a Transfer is made pursuant to the proviso in Section 2(a), will be) the beneficial owner of the shares of capital stock of Exar, and the options, warrants and other rights to purchase shares of capital stock of Exar, set forth on signature page of this Agreement, with full power to vote or direct the voting of the Shares for and on behalf of all beneficial owners of the Shares;

(b) the Shares are (and will be) free and clear of any liens, pledges, security interests, claims, options, rights of first refusal, co-sale rights, charges or other encumbrances of any kind or nature (each an “Encumbrance”) (other than restrictions on transfer imposed by applicable securities laws);

(c) the Stockholder does not as of the date of this Agreement beneficially own any securities of Exar other than the shares of capital stock of Exar, and options, warrants and other rights to purchase shares of capital stock of Exar, set forth on the signature page of this Agreement;

(d) the Stockholder has (and will have) full power and authority to make, enter into and carry out the terms of this Agreement and the Proxy;

(e) the Stockholder agrees that it will not bring, commence, institute, maintain, prosecute, participate in or voluntarily aid any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Entity, which alleges that the execution and delivery of this Agreement by the Stockholder, either alone or together with the other Exar Voting Agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement by the Board of Directors of Exar, breaches any fiduciary duty of the Board of Directors of Exar or any member thereof;

(f) the execution, delivery and performance of this Agreement by the Stockholder does not, and the consummation by the Stockholder of the transactions contemplated hereby will not, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, modification or acceleration) (whether after the giving of notice of or the passage of time or both) under any Contract to which the Stockholder is a party or which is binding on it, him or her or its, his or her assets and will not result in the creation of any Encumbrance on any of the assets or properties of the Stockholder (other than the Shares), except for such violations, breaches, defaults, terminations, cancellations, modifications, accelerations or Encumbrances as would not reasonably be expected to prevent or materially delay the performance by the Stockholder of any of its obligations under this Agreement;

(g) this Agreement has been duly executed by the Stockholder and constitutes the valid and legally binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity; and

(h) other than filings under the Exchange Act and other than such as, if not made, obtained or given, would not reasonably be expected to prevent or materially delay the performance by Stockholder of any of its obligations under this Agreement, no notices, reports or other filings are required to be made by the Stockholder with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Stockholder from, any Governmental Entity or any other Person, in connection with the execution and delivery of this Agreement by the Stockholder.

8. Consent. The Stockholder consents and authorizes Exar and Sipex to publish and disclose in the Proxy Statement (including all documents filed with the SEC in connection therewith) its identity and ownership of the Shares and the nature of its commitments, arrangements and understandings under this Agreement.

9. Legending of Shares. If so requested by Sipex, the Stockholder hereby agrees that the Shares shall bear a legend stating that they are subject to this Agreement and to an irrevocable proxy.

10. Termination. This Agreement shall terminate and be of no further force or effect as of the Expiration Date.

11. Miscellaneous.

(a) Waiver. No waiver by any party hereto of any condition or any breach of any term or provision set forth in this Agreement shall be effective unless in writing and signed by the party waiving such condition or breach. The waiver of a condition or any breach of any term or provision of this Agreement shall not operate as or be construed to be a waiver of any other previous or subsequent breach of any term or provision of this Agreement. Any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

(b) Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

(c) Binding Effect; Assignment. The Stockholder may not assign this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of Sipex, and any attempted assignment without such prior written approval shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

(d) Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

(e) Specific Performance; Injunctive Relief. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur to Sipex in the event that any of the provisions of this Agreement were not performed by the Stockholder in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Sipex shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement by the Stockholder and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

(f) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

(g) Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF SIPEX OR THE STOCKHOLDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

(h) Entire Agreement. This Agreement and the Proxy (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (b) are not intended to confer upon any other Person any rights or remedies hereunder.

(i) Notices. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the respective parties at the following address (or at such other address for a party as shall be specified by like notice):

if to Sipex, to:

Sipex Corporation

233 South Hillview Drive

Milpitas, California 95035

Attention: Ralph Schmitt

Fax No.: (408) 935-7600

with copies to:

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025

Attention: Christopher L. Kaufman/Tad J. Freese

Fax No.: (650) 463-2600

If to the Stockholder: To the address for notice set forth on the signature page hereof.

(j) Further Assurances. The Stockholder (in his or her capacity as such) shall execute and deliver any additional certificate, instruments and other documents, and take any additional actions, as Sipex may deem necessary or desirable, in the reasonable opinion of Sipex, to carry out and effectuate the purpose and intent of this Agreement.

(k) Headings. The section headings set forth in this Agreement are for convenience of reference only and shall not affect the construction or interpretation of this Agreement in any manner.

(l) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

(m) Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(n) Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(o) Stockholder Capacity. To the extent that the Stockholder is an officer or director of Exar or any of its Subsidiaries, nothing in this Agreement shall be construed as preventing or otherwise affecting any actions taken by the Stockholder in his or her capacity as an officer or director of Exar or any of its Subsidiaries or from fulfilling the obligations of such office (including the performance of obligations required by the fiduciary duties of the Stockholder acting solely in his or her capacity as an officer or director), including, without limitation, participating in any such capacity in any discussions or negotiations in accordance with Section 5.4 of the Merger Agreement.

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first written above.

SIPEX CORPORATION

By:
Signature of Authorized Signatory

Name:

Title:

STOCKHOLDER:

By:
Signature

Name:

Title:

Print Address

Telephone

Facsimile No.

Shares beneficially owned:

shares of Exar capital stock

shares of Exar capital stock issuable upon the exercise of outstanding options, warrants or other rights

*****EXAR VOTING AGREEMENT*****

EXHIBIT A

IRREVOCABLE PROXY

The undersigned stockholder of Exar Corporation, a Delaware corporation (“Exar”), hereby irrevocably (to the fullest extent permitted by law) appoints Ralph Schmitt as the sole and exclusive attorney-in-fact and proxy of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of Exar that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of Exar issued or issuable in respect thereof on or after the date hereof (collectively, the “Shares”) in accordance with the terms of this irrevocable proxy (the “Proxy”). The Shares beneficially owned by the undersigned stockholder of Exar as of the date of this Proxy are listed on the final page of this Proxy. Upon the execution of this Proxy by the undersigned, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned hereby agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

This Proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest and is granted pursuant to that certain Voting Agreement of even date herewith by and between Sipex Corporation, a Delaware corporation (“Sipex”), and the undersigned stockholder (the “Voting Agreement”), and is granted in consideration of Sipex entering into that certain Agreement and Plan of Merger (the “Merger Agreement”), by and among Exar, Side Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Exar (“Merger Sub”), and Sipex, which provides for the merger of Merger Sub with and into Sipex in accordance with its terms (the “Merger”). As used herein, the term “Expiration Date” shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to its terms, or (ii) such date and time as the Merger shall become effective in accordance with the terms and conditions set forth in the Merger Agreement.

The attorney and proxy named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned’s attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special, adjourned or postponed meeting of stockholders of Exar and in every written consent in lieu of such meeting:

(i) in favor of approval of the issuance of shares of Exar Common Stock in the Merger and any action required in furtherance thereof;

(ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement; and

(iii) against any Exar Acquisition Proposal.

The attorney-in-fact and proxy named above may not exercise this Proxy on any other matter except as provided above.

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

This Proxy is irrevocable (to the fullest extent permitted by law). This Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated:                          , 2007

Signature of Stockholder:

Print Name of Stockholder:

Shares beneficially owned:

shares of Exar capital stock

shares of Exar capital stock issuable upon the exercise of outstanding options, warrants or other rights

*****IRREVOCABLE PROXY *****

Annex D

FORM OF SIPEX VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”) is made and entered into as of May     , 2007 by and between Exar Corporation, a Delaware corporation (“Exar”), and the undersigned stockholder (the “Stockholder”) of Sipex Corporation, a Delaware corporation (“Sipex”).

RECITALS:

A. Exar, Side Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Exar (“Merger Sub”), and Sipex are entering into an Agreement and Plan of Merger of even date herewith (the “Merger Agreement”), which provides for the merger (the “Merger”) of Merger Sub with and into Sipex, pursuant to which all outstanding capital stock of Sipex will be converted into the right to receive shares of capital stock of Exar, as set forth in the Merger Agreement.

B. The Stockholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of such number of shares of the outstanding capital stock of Sipex, and such number of shares of capital stock of Sipex issuable upon the exercise of outstanding options and other rights to acquire Sipex capital stock, as is indicated on the signature page of this Agreement.

C. In consideration of the execution of the Merger Agreement by Exar, the Stockholder (in his or her capacity as such) has agreed to vote the Shares (as defined below) so as to facilitate consummation of the Merger.

NOW, THEREFORE, intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Certain Definitions. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Merger Agreement. For all purposes of and under this agreement, the following terms shall have the following respective meanings:

(a) “Expiration Date” shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to its terms, or (ii) such date and time as the Merger shall become effective in accordance with the terms and conditions set forth in the Merger Agreement.

(b) “Shares” shall mean: (i) all securities of Sipex (including all shares of capital stock of Sipex and all options, warrants and other rights to acquire shares of capital stock of Sipex ) owned by the Stockholder as of the date of this Agreement, and (ii) all additional securities of Sipex (including all additional shares of capital stock of Sipex and all additional options, warrants and other rights to acquire shares of capital stock of Sipex ) of which the Stockholder acquires beneficial ownership during the period commencing with the execution and delivery of this Agreement until the Expiration Date.

(c) “Transfer.” A Person shall be deemed to have effected a “Transfer” of a security if such Person directly or indirectly (i) sells, pledges, encumbers, grants an option with respect to (including any short sale), establishes an open “put equivalent position” within the meaning of Rule 16a-h under the Exchange Act, transfers or otherwise disposes of such security or any interest therein, (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, grant of an option with respect to (including any short sale), establishment of a “put equivalent position” with respect to, transfer of or other disposition of such security or any interest therein, or (iii) enters into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of any Shares, whether any such swap or transaction is to be settled by delivery of Shares or other securities, in cash or otherwise.

2. TRANSFER OF SHARES.

(a) Transfer of Shares. The Stockholder hereby agrees that, at all times during the period commencing with the execution and delivery of this Agreement until the Expiration Date, the Stockholder shall not cause or permit any Transfer of any of the Shares to be effected or make any offer regarding any Transfer of any of the Shares; provided, however, that the Stockholder may (i) Transfer Shares to a family member or trust for estate planning purposes, provided that, as a condition to any such Transfer to a family member or trust, the transferee has agreed with Exar in writing to be bound by the terms of this Agreement (including granting a Proxy as contemplated hereby) and to hold such Shares subject to all the terms and provisions of this Agreement, (ii) sell Shares pursuant to the terms of a trading plan adopted pursuant to Rule 10b5-1 under the Exchange Act in effect prior to the date hereof, and (iii) in connection with the exercise of an Sipex Stock Option (cashless or otherwise) in, sell Shares an amount that is sufficient to satisfy the payment of any transaction costs and any Tax liability incurred by such Stockholder in connection with such exercise.

(b) Transfer of Voting Rights. The Stockholder hereby agrees that, at all times commencing with the execution and delivery of this Agreement until the Expiration Date, the Stockholder shall not deposit, or permit the deposit of, any Shares in a voting trust, grant any proxy in respect of the Shares, or enter into any voting agreement or similar arrangement, commitment or understanding in a manner inconsistent with the terms of Section 3 hereof or otherwise in contravention of the obligations of the Stockholder under this Agreement, with respect to any of the Shares.

3. Agreement to Vote Shares. Until the Expiration Date, at every meeting of stockholders of Sipex called with respect to any of the following, and at every adjournment or postponement thereof, and on every action or approval by written consent of stockholders of Sipex with respect to any of the following, the Stockholder shall, or shall cause the holder of record on any applicable record date to, to the extent not voted by the person(s) appointed under the Proxy (as defined in Section 4 hereof), vote the Shares:

(a) in favor of adoption of the Merger Agreement and any action required in furtherance thereof;

(b) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement; and

(c) against any Sipex Acquisition Proposal.

Until the Expiration Date, in the event that any meeting of the stockholders of Sipex is held with respect to any of the foregoing (and at every adjournment or postponement thereof), the Stockholder shall, or shall cause the holder of record of Shares on any applicable record date to, appear at such meeting or otherwise cause his, her or its Shares to be counted as present thereat for purposes of establishing a quorum.

4. Irrevocable Proxy. Concurrently with the execution of this Agreement, the Stockholder agrees to deliver to Exar a proxy in the form attached hereto as Exhibit A (the “Proxy”), which shall be irrevocable to the fullest extent permissible by applicable law, with respect to the Shares.

5. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Exar any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Stockholder, and Exar shall have no authority to exercise any power or authority to direct the Stockholder in the voting of any of the Shares, except as otherwise specifically provided herein, or in the performance of the Stockholder’s duties or responsibilities as stockholders of Sipex .

6. No Solicitation. The Stockholder hereby represents and warrants that he or she has read Section 5.4 of the Merger Agreement and agrees to be bound by the provisions of such section.

7. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Exar that, as of the date hereof and at all times until the Expiration Date:

(a) the Stockholder is (and, except to the extent a Transfer is made pursuant to the proviso in Section 2(a), will be) the beneficial owner of the shares of capital stock of Sipex, and the options, warrants and other rights to purchase shares of capital stock of Sipex, set forth on signature page of this Agreement, with full power to vote or direct the voting of the Shares for and on behalf of all beneficial owners of the Shares;

(b) the Shares are (and will be) free and clear of any liens, pledges, security interests, claims, options, rights of first refusal, co-sale rights, charges or other encumbrances of any kind or nature (each an “Encumbrance”) (other than restrictions on transfer imposed by applicable securities laws);

(c) the Stockholder does not as of the date of this Agreement beneficially own any securities of Sipex other than the shares of capital stock of Sipex, and options, warrants and other rights to purchase shares of capital stock of Sipex, set forth on the signature page of this Agreement;

(d) the Stockholder has (and will have) full power and authority to make, enter into and carry out the terms of this Agreement and the Proxy;

(e) the Stockholder agrees that it will not bring, commence, institute, maintain, prosecute, participate in or voluntarily aid any action, claim, suit or cause of action, in law or in equity, in any court or before any Governmental Entity, which alleges that the execution and delivery of this Agreement by the Stockholder, either alone or together with the other Sipex Voting Agreements and proxies to be delivered in connection with the execution of the Merger Agreement, or the approval of the Merger Agreement by the Board of Directors of Sipex, breaches any fiduciary duty of the Board of Directors of Sipex or any member thereof;

(f) the execution, delivery and performance of this Agreement by the Stockholder does not, and the consummation by the Stockholder of the transactions contemplated hereby will not, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, modification or acceleration) (whether after the giving of notice of or the passage of time or both) under any Contract to which the Stockholder is a party or which is binding on it, him or her or its, his or her assets and will not result in the creation of any Encumbrance on any of the assets or properties of the Stockholder (other than the Shares), except for such violations, breaches, defaults, terminations, cancellations, modifications, accelerations or Encumbrances as would not reasonably be expected to prevent or materially delay the performance by the Stockholder of any of its obligations under this Agreement;

(g) this Agreement has been duly executed by the Stockholder and constitutes the valid and legally binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity; and

(h) other than filings under the Exchange Act and other than such as, if not made, obtained or given, would not reasonably be expected to prevent or materially delay the performance by Stockholder of any of its obligations under this Agreement, no notices, reports or other filings are required to be made by the Stockholder with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Stockholder from, any Governmental Entity or any other Person, in connection with the execution and delivery of this Agreement by the Stockholder.

8. Consent. The Stockholder consents and authorizes Exar and Sipex to publish and disclose in the Proxy Statement (including all documents filed with the SEC in connection therewith) its identity and ownership of the Shares and the nature of its commitments, arrangements and understandings under this Agreement.

9. Legending of Shares. If so requested by Exar, the Stockholder hereby agrees that the Shares shall bear a legend stating that they are subject to this Agreement and to an irrevocable proxy.

10. Termination. This Agreement shall terminate and be of no further force or effect as of the Expiration Date.

11. Miscellaneous.

(a) Waiver. No waiver by any party hereto of any condition or any breach of any term or provision set forth in this Agreement shall be effective unless in writing and signed by the party waiving such condition or breach. The waiver of a condition or any breach of any term or provision of this Agreement shall not operate as or be construed to be a waiver of any other previous or subsequent breach of any term or provision of this Agreement. Any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

(b) Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

(c) Binding Effect; Assignment. The Stockholder may not assign this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of Exar, and any attempted assignment without such prior written approval shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

(d) Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

(e) Specific Performance; Injunctive Relief. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur to Exar in the event that any of the provisions of this Agreement were not performed by the Stockholder in accordance with their specific terms or were otherwise breached. It is accordingly agreed that Exar shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement by the Stockholder and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

(f) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

(g) Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF EXAR OR THE STOCKHOLDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

(h) Entire Agreement. This Agreement and the Proxy (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and (b) are not intended to confer upon any other Person any rights or remedies hereunder.

(i) Notices. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the respective parties at the following address (or at such other address for a party as shall be specified by like notice):

if to Exar, to:

Exar Corporation

48720 Kato Road

Fremont, CA 94538

Attention: Thomas Melendrez

Fax No.: (510) 668-7002

with copies to:

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025

Attention: Warren Lazarow/Steve Sonne

Fax No.: (650) 473-2601

If to the Stockholder: To the address for notice set forth on the signature page hereof.

(j) Further Assurances. The Stockholder (in his or her capacity as such) shall execute and deliver any additional certificate, instruments and other documents, and take any additional actions, as Exar may deem necessary or desirable, in the reasonable opinion of Exar, to carry out and effectuate the purpose and intent of this Agreement.

(k) Headings. The section headings set forth in this Agreement are for convenience of reference only and shall not affect the construction or interpretation of this Agreement in any manner.

(l) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

(m) Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(n) Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(o) Stockholder Capacity. To the extent that the Stockholder is an officer or director of Sipex or any of its Subsidiaries, nothing in this Agreement shall be construed as preventing or otherwise affecting any actions taken by the Stockholder in his or her capacity as an officer or director of Sipex or any of its Subsidiaries or from fulfilling the obligations of such office (including the performance of obligations required by the fiduciary duties of the Stockholder acting solely in his or her capacity as an officer or director), including, without limitation, participating in any such capacity in any discussions or negotiations in accordance with Section 5.4 of the Merger Agreement.

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first written above.

EXAR CORPORATION

By:
Signature of Authorized Signatory

Name:
Title:

*****SIPEX VOTING AGREEMENT*****

STOCKHOLDER:

By:
Signature

Name:
Title:

Print Address

Telephone

Facsimile No.

Shares beneficially owned:

shares of Sipex capital stock

shares of Sipex capital stock issuable upon the exercise of outstanding options, warrants or other rights

*****SIPEX VOTING AGREEMENT*****

EXHIBIT A

IRREVOCABLE PROXY

The undersigned stockholder of Sipex Corporation, a Delaware corporation (“Sipex”), hereby irrevocably (to the fullest extent permitted by law) appoints Thomas R. Melendrez and Richard L. Leza, and each of them, as the sole and exclusive attorneys-in-fact and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the shares of capital stock of Sipex that now are or hereafter may be beneficially owned by the undersigned, and any and all other shares or securities of Sipex issued or issuable in respect thereof on or after the date hereof (collectively, the “Shares”) in accordance with the terms of this irrevocable proxy (the “Proxy”). The Shares beneficially owned by the undersigned stockholder of Sipex as of the date of this Proxy are listed on the final page of this Proxy. Upon the execution of this Proxy by the undersigned, any and all prior proxies given by the undersigned with respect to any Shares are hereby revoked and the undersigned hereby agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below).

This Proxy is irrevocable (to the fullest extent permitted by law), is coupled with an interest and is granted pursuant to that certain Voting Agreement of even date herewith by and between Exar Corporation, a Delaware corporation (“Exar” ), and the undersigned stockholder (the “Voting Agreement”), and is granted in consideration of Exar entering into that certain Agreement and Plan of Merger (the “Merger Agreement”), by and among Exar, Side Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Exar (“Merger Sub”), and Sipex, which provides for the merger of Merger Sub with and into Sipex in accordance with its terms (the “Merger”). As used herein, the term “Expiration Date” shall mean the earlier to occur of (i) such date and time as the Merger Agreement shall have been validly terminated pursuant to its terms, or (ii) such date and time as the Merger shall become effective in accordance with the terms and conditions set forth in the Merger Agreement.

The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned’s attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every annual, special, adjourned or postponed meeting of stockholders of Sipex and in every written consent in lieu of such meeting:

(i) in favor of adoption of the Merger Agreement and any action required in furtherance thereof;

(ii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger and the transactions contemplated by the Merger Agreement; and

(iii) against any Sipex Acquisition Proposal.

The attorneys-in-fact and proxies named above may not exercise this Proxy on any other matter except as provided above.

Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

This Proxy is irrevocable (to the fullest extent permitted by law). This Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated:                          , 2007

Signature of Stockholder:

Print Name of Stockholder:

Shares beneficially owned:

shares of Sipex capital stock

shares of Sipex capital stock issuable upon the exercise of outstanding options, warrants or other rights

*****IRREVOCABLE PROXY *****

Annex E

May 7, 2007

Board of Directors

Exar Corporation

48720 Kato Road

Fremont, CA 94538

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to Exar Corporation (“Exar” or the “Company”) of the Exchange Ratio (as defined below) pursuant to the terms of that certain Agreement and Plan of Merger, to be dated as of May 7, 2007 (the “Agreement”), by and among the Company, Side Acquisition Corp., a wholly-owned subsidiary of the Company (“Merger Sub”), and Sipex Corporation (“Sipex”).

As more specifically set forth in the Agreement, and subject to the terms, conditions and adjustments set forth in the Agreement, the Agreement provides for the merger of Merger Sub with and into Sipex, with Sipex as the surviving company (the “Merger”, or “Transaction”) as a wholly owned subsidiary of Exar. In the Merger, among other things, each share of the common stock of Sipex, par value $0.001 per share (“Sipex Common Stock”), outstanding as of the effective time of the Merger, other than shares held by Sipex, Exar or their wholly owned subsidiaries, will be converted into the right to receive 0.6679 shares (as subject to adjustment as set forth in the Agreement, the “Exchange Ratio”) of the common stock of Exar, par value $0.0001 per share (“Exar Common Stock”). The terms and conditions of the Merger are more fully set forth in the Agreement.

Cowen and Company, LLC (“Cowen”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of our business, we and our affiliates may actively trade the securities of the Company and Sipex for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

We are acting as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee from the Company for our services pursuant to the terms of our engagement letter with the Company, dated March 26, 2007, a significant portion of which is contingent upon the consummation of the Transaction. We will also receive a fee for providing this Opinion. Cowen and its affiliates in the ordinary course of business have from time to time provided, and in the future may continue to provide, commercial and investment banking services to the Company and Sipex and have received, and may receive, fees for the rendering of such services.

In connection with our opinion, we have reviewed and considered such financial and other matters as we have deemed relevant, including, among other things:

•	a draft of the Agreement dated May 5, 2007;

•	certain publicly available financial and other information for the Company and certain other relevant financial and operating data furnished to Cowen by the Company management;

•	certain publicly available financial and other information for Sipex and certain other relevant financial and operating data furnished to Cowen by Sipex management;

•

certain internal financial analyses, financial forecasts, reports and other information concerning the Company (the “Company Forecasts”) and Sipex (the “Sipex Forecasts”), prepared by the management of the Company and Sipex, respectively, and the amounts and timing of the cost savings and related expenses expected to result from the Transaction furnished to us by the management of the Company and Sipex (the “Expected Synergies”);

•	Reuters estimates (“Reuters Estimates”) and financial projections in Wall Street analyst reports (“Wall Street Projections”) for the Company;

•

discussions we have had with certain members of the managements of each of the Company and Sipex concerning the historical and current business operations, financial conditions and prospects of the Company and Sipex, the Expected Synergies and such other matters we deemed relevant;

•	certain operating results of the Company and Sipex, respectively, as compared to the operating results of certain publicly traded companies we deemed relevant;

•

the reported price and trading histories of the shares of the common stock of the Company and Sipex, respectively, as compared to the reported price and trading histories of certain publicly traded companies we deemed relevant;

•	certain financial terms of the Transaction as compared to the financial terms of certain selected business combinations we deemed relevant;

•

based on the forecasts/projections, the cash flows generated by the Company and Sipex, respectively, on a stand-alone basis to determine the present value of the discounted cash flows for each of the Company and Sipex;

•	certain pro forma financial effects excluding goodwill of the Transaction on an accretion/dilution basis; and

•	such other information, financial studies, analyses and investigations and such other factors that we deemed relevant for the purposes of this opinion.

In conducting our review and arriving at our opinion, we have, with your consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial and other information provided to us by the Company and Sipex, respectively, or which is publicly available. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, or to verify independently, such information. We have relied upon, without independent verification, the assessment of the Company’s and Sipex’s management, respectively, as to the respective existing technology, products and services of the Company and Sipex and the validity of, and risks associated with, the future technology, products and services of the Copany and Sipex, respectively. In addition, we have not conducted nor have assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or Sipex. We have further relied upon the assurance of management of the Company that they are unaware of any facts that would make the information provided to us incomplete or misleading in any respect. We have, with your consent, assumed that the financial forecasts and description of Expected Synergies which we examined were reasonably prepared by the respective managements of the Company and Sipex on bases reflecting the best currently available estimates and good faith judgments of such managements as to the future performance of the Company and Sipex, respectively, and such projections and synergies, and the Reuters Estimates and Wall Street Projections utilized in our analyses, provide a reasonable basis for our opinion.

We have not made or obtained any independent evaluations, valuations or appraisals of the assets or liabilities of the Company or Sipex, nor have we been furnished with such materials. With respect to all legal matters relating to the Company and Sipex, we have relied on the advice of legal counsel to the Company. Our opinion is necessarily based upon economic and market conditions and other circumstances as they exist and can be evaluated by us on the date hereof.

For purposes of rendering our opinion we have assumed in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that in the course of obtaining any of those consents no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transaction. You have informed us, and we have assumed, that the Transaction will be treated as a tax-free reorganization.

It is understood that this letter is intended for the benefit and use of the Board of Directors of the Company in its consideration of the Transaction and may not be used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent. This letter does not constitute a recommendation to any stockholder as to how such stockholder should vote with respect to the Transaction or to take any other action in connection with the Transaction or otherwise. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to effect the Transaction. Furthermore, we express no view as to the price or trading range for shares of the common stock of the Company following the consummation of the Transaction.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Exchange Ratio in the Transaction is fair, from a financial point of view, to the Company.

Very truly yours,

Cowen and Company, LLC

Annex F

May 7, 2007

Board of Directors

Exar Corporation

48720 Kato Road

Fremont, CA 94538

Members of the Board:

We understand that Exar Corporation (the “Company”) intends to enter into a transaction (the “Proposed Transaction”) with Sipex Corporation (“Sipex”) pursuant to which, (i) Side Acquisition Corporation, a wholly owned subsidiary of the Company (“Merger Sub”), will be merged with and into Sipex with Sipex surviving the merger and (ii) at the effective time of the merger, each share of common stock of Sipex (“Sipex Common Stock”) then issued and outstanding (other than shares of Sipex Common Stock which shall be canceled pursuant to the terms of the Agreement (as defined below)), will be converted into the right to receive 0.6679 shares (the “Exchange Ratio”) of common stock of the Company (the “Company Common Stock”). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger, dated as of May 7, 2007 (the “Agreement”).

We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company of the Exchange Ratio to be paid by the Company in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the Proposed Transaction or structuring alternatives available with respect to the Proposed Transaction.

In arriving at our opinion, we reviewed and analyzed: (1) the Agreement and the specific terms of the Proposed Transaction, (2) publicly available information concerning the Company and that we believe to be relevant to our analysis, including the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2006, the Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2006, (3) publicly available information concerning Sipex that we believe to be relevant to our analysis, including Sipex’s Annual Report on Form 10-K for the fiscal year ended December 30, 2006, (4) financial and operating information with respect to the business, operations and prospects of the Company and Sipex furnished to us by the Company and Sipex, respectively, including financial projections of the Company and Sipex prepared by the management of the Company and Sipex, respectively, and the estimated cost savings, operating synergies and other strategic benefits expected to result from the Proposed Transaction prepared jointly by the management of the Company and Sipex (the “Expected Synergies”), (5) the trading histories of the Company Common Stock and Sipex Common Stock from May 4, 2005 to May 4, 2007 and a comparison of those trading histories with each other and with those of the publicly traded securities of other companies that we deemed relevant, (6) a comparison of the historical financial results and present financial condition of the Company and Sipex with each other and with those of other companies that we deemed relevant, (7) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant (8) the relative contributions of the Company, on the one hand, and Sipex, on the other hand, to the future financial performance of the combined company on a pro forma basis, and (9) the pro forma impact of the Proposed Transaction on the future earnings per share of the Company on a combined basis. In addition, we have had discussions with the managements of the Company and Sipex concerning their respective businesses, operations, assets, liabilities, financial conditions and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such

F-1

information and have further relied upon the assurances of managements of the Company and Sipex that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company and that the Company will perform substantially in accordance with such projections. With respect to the financial projections of Sipex, upon advice of Sipex we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Sipex as to the future financial performance of Sipex and that Sipex will perform substantially in accordance with such projections. In addition, upon advice of the Company, we have assumed that the amounts and timing of the Expected Synergies are reasonable and that the Expected Synergies will be realized substantially in accordance with such estimates. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company or Sipex and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company or Sipex. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Exchange Ratio to be paid by the Company in the Proposed Transaction is fair to the Company.

We have been retained solely for the purposes of rendering this opinion, and will receive a fee upon delivery of this opinion. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. In the ordinary course of our business, we actively trade in the debt and equity securities of the Company and Sipex for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

Very truly yours,

LEHMAN BROTHERS

F-2

Annex G

1950 University Avenue, Suite 200, East Palo Alto, CA 94303
Tel: 650 838-1300	Fax: 650 838-1370
Piper Jaffray & Co. Since 1895. Member SIPC and NYSE.

May 7, 2007

Sipex Corporation

233 South Hillview Drive

Milpitas, CA 95035

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of Sipex Corporation (the “Company”), other than its affiliates, of the Exchange Ratio (as defined below) pursuant to the Agreement and Plan of Merger (the “Agreement”), dated as of May 7, 2007, among the Company, Exar Corporation (“Parent”), and Side Acquisition Corporation, a wholly owned subsidiary of Parent (“Merger Sub”). Capitalized terms used but not defined herein have the meanings set forth in the Agreement.

The Agreement provides for the merger (the “Merger”) of the Company with and into Merger Sub pursuant to which, among other things, each issued and outstanding share of Company Common Stock (subject to certain exceptions) will be extinguished and automatically converted into the right to receive .6679 of a share (the “Exchange Ratio”) of common stock, par value $0.0001 per share (the “Parent Common Stock”), of Parent. The terms and conditions of the Merger are more fully set forth in the Agreement. We understand that certain affiliates of each of the Company and Parent have, simultaneously with the execution and delivery of the Agreement, entered into voting agreements pursuant to which they have agreed, among other things, to vote all shares of Company Common Stock and Parent Common Stock held by them, respectively, in favor of adoption of the Agreement (the “Voting Agreements”) and that an affiliate of the Company has, simultaneously with the execution and delivery of the Agreement, entered into a lock-up and standstill agreement with respect to the conversion of certain convertible notes and exercise of warrants with respect to shares of Company Common Stock held by such affiliate and with respect to ownership of shares of Parent Common Stock for a specified period of time following the Merger (the “Lock-up and Standstill Agreement”).

We, as a customary part of our investment banking business, engage in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. We will receive a fee from the Company in connection with the Merger. A portion of this fee is due upon delivery of this opinion and the majority of the fee is due upon the consummation of the Merger. The Company has also agreed to indemnify us against certain liabilities in connection with our services. We have been previously engaged by the Company to provide investment banking services for a fee and may seek to be engaged by Parent in the future. In the ordinary course of our business, we and our affiliates may actively trade securities of the Company and Parent for our own account or the account of our customers and, accordingly, we may at any time hold a long or short position in such securities.

In arriving at our opinion, among other things, we have: (i) reviewed and analyzed the financial terms of the Agreement; (ii) reviewed and analyzed certain financial, market, securities and other data with respect to the Company and Parent publicly available or, with respect to the Company, made available to us from internal records of the Company; (iii) reviewed and analyzed certain internal financial projections for the Company and Parent on a stand-alone basis prepared for financial planning purposes and furnished to us by the management of the Company and Parent, respectively; (iv) conducted discussions with members of the senior management of the

Sipex Corporation

Board of Directors

May 7, 2007

Company and Parent with respect to the business and prospects of the Company and Parent on a stand-alone basis and on a combined basis following the Merger; (v) reviewed the reported prices and implied exchange ratios for the Company Common Stock and Parent Common Stock; (vi) compared the implied contribution of each of the Company and Parent to certain financial metrics of the combined company; (vii) reviewed the reported prices and trading activity for certain other companies deemed by us to be comparable to the Company and Parent; (viii) compared the financial performance of the Company and Parent with that of certain other publicly-traded companies deemed by us to be comparable to the Company and Parent; and (ix) reviewed the financial terms, to the extent publicly available, of certain comparable merger transactions, including a review and analysis of premiums paid in certain merger transactions involving technology companies and certain merger transactions involving other companies with specified standard industrial classification codes. In addition, we have conducted such other analyses, examinations and inquiries and considered such other financial, economic and market criteria as we have deemed necessary and appropriate in arriving at our opinion.

We have relied upon and assumed the accuracy and completeness of the financial, legal, accounting and other information discussed with or reviewed by us and have not assumed responsibility independently to verify such information. We have assumed, with your consent, that the information provided has been prepared on a reasonable basis in accordance with industry practice, and that there is not any information or facts that would make the information provided to us incomplete or misleading. Without limiting the generality of the foregoing, for the purpose of this opinion, we have assumed that the Company and Parent are not party to any material pending transaction, including any external financing, recapitalization, acquisition or merger, other than the Merger, and with respect to financial forecasts and pro forma data relating to the Company and Parent reviewed by us, we have assumed that such information reflects the best currently available estimates and judgments of the Company’s and Parent’s management. We express no opinion as to any financial forecasts, pro forma data or other forward looking financial information of the Company or Parent or the assumptions on which they were based. We have not acted as an advisor to the Company as to, and we express no opinion on, any legal, tax, accounting or regulatory matters in any jurisdiction. We have relied, with your consent, on the assumptions of the Company’s management as to all accounting, legal, tax and financial reporting matters with respect to the Company, Parent and the Agreement. Without limiting the generality of the foregoing, in arriving at our opinion we relied on the Company’s and Parent’s management’s assumptions regarding the nature, amount and timing of synergies and other pro forma effects expected to result from the Merger.

We have assumed that the Merger will qualify as a reorganization under the United States Internal Revenue Code. We have not independently verified that such tax treatment will be available in respect of the Merger, and we express no view with respect to the tax treatment that will be required to be applied to the Merger.

We have assumed the Merger will be consummated pursuant to the terms of the Agreement without amendments thereto and without waiver by any party of any conditions or obligations thereunder, in each case material to our opinion. In arriving at our opinion, we have assumed that all the necessary regulatory approvals and consents required for the Merger will be obtained in a manner that will not adversely affect the Company or Parent or alter the terms of the Merger.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities (fixed, contingent or other) of the Company or Parent, or concerning the solvency or fair value of either entity and have not been furnished with any such appraisals or valuations. The analyses performed by Piper Jaffray in connection with this opinion were going concern analyses. We express no opinion regarding the liquidation value of any entity.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially

Sipex Corporation

Board of Directors

May 7, 2007

affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Company Common Stock or Parent Common Stock have traded or such stock may trade following announcement of the Merger or the price at which shares of Parent Common Stock may trade following the Merger. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

This opinion is directed to and is for the benefit of the Board of Directors of the Company in connection with its consideration of the Merger, and is not intended to be and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Merger or the Agreement. This opinion is not intended to confer rights and remedies upon Parent, any stockholders of the Company or Parent or any other person. Except as contemplated by the engagement agreement between us, this opinion shall not be published or otherwise used, nor shall any public references to us be made, without our prior written approval.

This opinion addresses solely the fairness, from a financial point of view, to holders of Company Common Stock (other than affiliates of the Company) of the Exchange Ratio and does not address any other terms or agreement relating to the Merger or the Agreement or any related agreement, including the Voting Agreements and the Lock-up and Standstill Agreement. We express no opinion as to whether any alternative transaction might produce consideration for the Company’s stockholders in excess of the amount contemplated in the Merger. We were not requested to solicit, and we did not solicit, any expressions of interest from any other parties with respect to acquisition of all or a part of the Company, any business combination with the Company or any other alternative transaction. In addition, we understand that no other financial advisor to the Company was requested to solicit, nor did solicit, any expressions of interest from any other parties with respect to acquisition of all or a part of the Company, any business combination with the Company or any other alternative transaction.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock (other than affiliates of the Company) as of the date hereof.

Sincerely,

PIPER JAFFRAY & CO.

Annex H

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Sipex Corporation:

We have audited the accompanying consolidated balance sheets of Sipex Corporation and subsidiaries (the “Company”) as of December 30, 2006 and December 31, 2005, and the related consolidated statements of operations, stockholders’ equity (deficit) and comprehensive loss, and cash flows for each of the three years in the period ended December 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. As of December 30, 2006, the Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting as of December 30, 2006. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Sipex Corporation and subsidiaries as of December 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, effective January 1, 2006.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
March 30, 2007

SIPEX CORPORATION

CONSOLIDATED BALANCE SHEETS

(In thousands, except per-share data)

	December 30, 2006	December 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	$13,041	$1,969
Restricted cash	350	500
Short-term investment securities	2,388	—
Accounts receivable, less allowances of $551 and $820, respectively	6,222	3,735
Accounts receivable, related party, less allowances of $306 and $529, respectively	949	3,011
Inventories	15,586	13,400
Prepaid expenses and other current assets	1,641	1,300

Total current assets	40,177	23,915
Property, plant, and equipment, net	19,113	25,803
Restricted cash—noncurrent	57	500
Other assets	202	224

Total assets	$59,549	$50,442

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Short-term bank borrowing	$—	$3,000
Current portion of long-term bank borrowing	667	—
Current portion of lease financing obligation	191	—
Accounts payable	10,331	7,394
Accrued expenses	7,185	7,282
Accrued restructuring costs	1,728	1,407
Deferred income, related party	5,543	5,707
Deferred income, other	2,555	2,510

Total current liabilities	28,200	27,300
Long-term bank borrowing	1,333	—
Long-term lease financing obligation	12,152	—
Long-term accrued restructuring costs	139	584
Convertible senior notes	25,826	—
Other long-term liabilities	24	37

Total liabilities	67,674	27,921

Commitments and contingencies (Note 14)

Stockholders’ equity (deficit):
Preferred stock, $0.01 par value, 1,000 shares authorized and no shares issued or outstanding	—	—
Common stock, $0.01 par value, 60,000 shares authorized; 18,390 and 17,775 shares issued and outstanding at December 30, 2006 and December 31, 2005, respectively	184	178
Additional paid-in capital	234,785	224,203
Accumulated deficit	(243,075)	(201,841)
Accumulated other comprehensive loss	(19)	(19)

Total stockholders’ equity (deficit)	(8,125)	22,521

Total liabilities and stockholders’ equity (deficit)	$59,549	$50,442

See accompanying notes to consolidated financial statements

SIPEX CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per-share data)

	Years Ended
	December 30, 2006	December 31, 2005	January 1, 2005
Net sales	$44,733	$40,847	$46,219
Net sales, related party	34,017	31,827	29,234

Total net sales	78,750	72,674	75,453
Cost of sales	41,103	35,103	41,250
Cost of sales, related party	28,296	23,822	22,407

Total cost of sales	69,399	58,925	63,657
Gross profit	9,351	13,749	11,796
Operating expenses:
Research and development	17,332	17,248	14,710
Marketing and selling	15,524	10,642	8,570
General and administrative	13,486	14,420	9,784
Restructuring	1,863	577	1,798
Impairment of fixed assets	12	9,377	—

Total operating expenses	48,217	52,264	34,862

Loss from operations	(38,866)	(38,515)	(23,066)
Other income (expense):
Interest income	721	208	176
Interest expense	(3,046)	(35)	(194)
Other, net	82	427	203

Total other income (expense), net	(2,243)	600	185

Loss before income tax expense (benefit)	(41,109)	(37,915)	(22,881)
Income tax expense (benefit)	125	192	(133)

Net loss	$(41,234)	$(38,107)	$(22,748)

Net loss per common share—basic and diluted	$(2.32)	$(2.14)	$(1.38)
Weighted average common shares outstanding—basic and diluted	17,807	17,772	16,468

See accompanying notes to consolidated financial statements

SIPEX CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT) AND

COMPREHENSIVE LOSS

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity (Deficit)
	Number of Shares	$0.01 Par Value

	(In thousands, except per share data)
Balances at December 31, 2003	14,213	$142	$195,084	$(140,986)	$(7)	$54,233
Net loss	—	—	—	(22,748)		(22,748)
Foreign currency translation adjustments	—	—	—	—	(12)	(12)

Comprehensive loss	—	—	—	—	—	(22,760)
Issuance of common stock under employee stock option plans	688	7	4,237	—	—	4,244
Issuance of common stock under employee stock purchase plan	46	—	426	—	—	426
Issuance of common stock on conversion of notes payable, net of discount and issuance costs	2,300	23	21,112	—	—	21,135
Issuance of common stock on exercise of warrants	450	5	2,646	—	—	2,651
Compensation from acceleration of stock option vesting	—	—	44	—	—	44
Other stock compensation expense	—	—	7	—	—	7
Consulting services provided by related party (see Note 2)	—	—	100	—	—	100

Balances at January 1, 2005	17,697	177	223,656	(163,734)	(19)	60,080
Net loss and comprehensive loss	—	—	—	(38,107)	—	(38,107)
Issuance of common stock under employee stock option plans	78	1	461	—	—	462
Compensation from acceleration of stock option vesting	—	—	60	—	—	60
Other stock compensation expense	—	—	9	—	—	9
Consulting services provided by related party (see Note 2)	—	—	17	—	—	17

Balances at December 31, 2005	17,775	178	224,203	(201,841)	(19)	22,521
Net loss and comprehensive loss	—	—	—	(41,234)	—	(41,234)
Issuance of common stock under employee stock option plans	195	2	727	—	—	729
Issuance of common stock on exercise of warrants	420	4	2,696	—	—	2,700
Beneficial conversion feature of convertible senior notes	—	—	1,639	—	—	1,639
Warrant issuance with convertible senior notes, net of issuance costs	—	—	1,568	—	—	1,568
Stock-based compensation	—	—	3,947	—	—	3,947
Consulting services provided by related party (see Note 2)	—	—	5	—	—	5

Balances at December 30, 2006	18,390	$184	$234,785	$(243,075)	$(19)	$(8,125)

See accompanying notes to consolidated financial statements

SIPEX CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended
	December 30, 2006	December 31, 2005	January 1, 2005
	(In thousands)
Operating activities:
Net loss	$(41,234)	$(38,107)	$(22,748)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	3,780	69	51
Depreciation and amortization	9,410	10,952	6,559
Provision for inventories	4,997	5,031	8,628
Provision for purchase commitments on excess inventories	1,417	—	—
Provision for restructuring charges	1,610	577	1,798
Loss on disposal of fixed assets	9	39	—
Impairment of fixed assets	12	9,377	—
Amortization of discount and issuance costs on convertible senior notes	472	—	57
Provision for uncollectible receivables and sales returns and allowances	909	1,484	1,323
Consulting services provided by related party	5	17	100
Changes in assets and liabilities:
Accounts receivable	(1,334)	1,678	(863)
Inventories	(7,016)	(5,290)	(5,365)
Prepaid expenses and other current assets	(341)	83	115
Other assets	22	261	(278)
Accounts payable	2,856	(3,444)	391
Accrued expenses	(1,532)	1,427	1,374
Accrued restructuring costs	(1,850)	(433)	(608)
Deferred income	(119)	(1,191)	620
Other long-term liabilities	(13)	24	(21)

Net cash used in operating activities	(27,940)	(17,446)	(8,867)

Investing activities:
Proceeds from maturity of short-term investment securities	5,600	850	9,000
Purchase of short-term investment securities	(7,988)	(601)	(6,255)
Purchase of property, plant, and equipment	(3,799)	(878)	(1,921)
Net proceeds from sale of machinery and equipment	1,139	—	20
Restricted cash—decrease (increase)	593	838	(1,838)

Net cash provided by (used in) investing activities	(4,455)	209	(994)

Financing activities:
Proceeds from issuance of common stock under employee stock option plans	729	683	4,449
Proceeds from issuance of common stock on exercise of warrants	2,700	—	2,651
Legal fees for conversion of convertible debt to common stock	—	—	(42)
Proceeds from borrowing—related party	7,000	—	—
Repayment of borrowing—related party	(7,000)	—	—
Proceeds from (repayment of) short-term bank borrowing	(3,000)	3,000	—
Net proceeds from lease financing obligation	12,578	—	—
Repayment of lease financing obligation	(235)	—	—
Proceeds from issuance of convertible senior notes and warrants	30,000	—	—
Debt issuance costs related to convertible senior notes	(1,305)	—	—
Proceeds from long-term bank borrowing	2,000	—	—

Net cash provided by financing activities	43,467	3,683	7,058

Effect of foreign currency exchange rate changes on cash and cash equivalents	—	—	(12)

Increase (decrease) in cash and cash equivalents	11,072	(13,554)	(2,815)
Cash and cash equivalents at beginning of period	1,969	15,523	18,338

Cash and cash equivalents at end of period	$13,041	$1,969	$15,523

Supplemental cash flow information:
Cash paid during the period for:
Income taxes	$32	$48	$13

Interest	$1,972	$—	$5

Supplemental disclosure of non-cash investing and financing activities:
Purchase of property, plant and equipment not paid at end of period	$169	$88	$113

Conversion of convertible debt to common stock	$—	$—	$21,177

Receivable from exercise of stock options	$—	$—	$221

See accompanying notes to consolidated financial statements

SIPEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of Business

Sipex Corporation (“Sipex” or the “Company”) is a semiconductor company that designs, manufactures and markets high performance, value-added analog ICs that are used primarily by original equipment manufacturers (“OEMs”) operating in the computing, communications and networking infrastructure markets.

While advances in digital technology have fueled the demand for digital ICs, they have also created a rapidly growing demand for more precise, faster and more power efficient analog ICs. Sipex possesses a broad portfolio of analog ICs, organized into three product families: power management, interface and optical storage. Sipex’s products are sold either directly to customers or through a global network of manufacturers’ representatives and distributors.

The Company’s wafer fabrication facility in Milpitas, California along with a number of third-party contractors fabricate, package and test its ICs. In an effort to achieve significant cost savings, in the third quarter of 2005 Sipex decided to close down the Milpitas wafer fabrication facility and transfer the IC manufacturing processes from there to a wafer fabrication facility operated by Hangzhou Silan Integrated Circuit Co., Ltd. (“Silan”) in China and a wafer fabrication facility operated by Episil Technologies, Inc. in Taiwan. The closure of the Milpitas wafer fabrication facility was fully completed in early October 2006.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates that are particularly susceptible to changes include those related to revenues, sales returns and allowances, deferred income, inventory valuation, restructuring reserves, asset impairments and income taxes.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Sipex GmbH and Sipex Nippon. All significant intercompany accounts and transactions have been eliminated in consolidation.

Effective January 1, 2004, the Company’s fiscal year was changed from a calendar year end to a 52 or 53-week fiscal year, which ends on the Saturday closest to December 31. The first quarter of fiscal year 2006 covered 91 days from January 1, 2006 to April 1, 2006, the second quarter covered 91 days from April 2, 2006 to July 1, 2006, the third quarter covered 91 days from July 2, 2006 to September 30, 2006, and the fourth quarter covered 91 days from October 1, 2006 to December 30, 2006. Hereinafter, the years ended December 30, 2006, December 31, 2005 and January 1, 2005 are also referred to as “2006,” “2005,” and “2004.”

Reverse Stock Split

On January 30, 2007, Sipex’s stockholders at a special meeting of stockholders approved a 1-for-2 reverse stock split. The reverse split became effective at 1:31 p.m. Pacific Standard Time on February 23, 2007. The par value of the common stock was not affected by the reverse stock split and remains at $0.01 per share. Consequently, the aggregate par value of the issued common stock was reduced by reclassifying the par value amount of the eliminated shares of common stock to additional paid-in capital in the Company’s consolidated

SIPEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

balance sheets. The Company has paid cash in lieu of any fractional shares to which a holder of common stock would otherwise be entitled as a result of the reverse stock split. The number of authorized shares of common stock remains unchanged. All shares and per share amounts, including all common stock equivalents (stock options, warrants and convertible notes) have been restated in the consolidated financial statements and in the notes to consolidated financial statements for all periods presented to reflect the reverse stock split.

Revenue Recognition

The Company recognizes revenue in accordance with Securities Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) 104, “Revenue Recognition.” SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured.

Prior to January 1, 2004, the Company entered into arrangements that were not within the original contractual distributor agreements in that the Company allowed return rights and other concessions beyond the levels provided in the distributor agreements. Company management concluded it is unable to reasonably estimate sales returns for arrangements with its distributor; accordingly, effective January 1, 2003, sales and related cost of sales on shipments to distributors are deferred until the resale to the end customer.

Sales to Future Electronics Inc. (“Future”), and a related party, are made under an agreement that provides protection against price reductions of Sipex’s products in Future’s inventory. In addition, Future has stock rotation rights. Pursuant to these stock rotation rights, Future is permitted on a quarterly basis to return for credit up to 10% of its total purchases during the most recent three-month period. This credit will be reduced to 5% applicable to all purchases made by Future from Sipex starting April 1, 2006.

Additionally, the Company provides Future with a 2% scrap allowance also effective April 1, 2006. As the price of products sold to Future is not fixed or determinable until resold by Future to the end customer, Sipex is using sell-through revenue accounting and deferring recognition of such sales and related cost of goods sold until the product is sold by Future to its customers.

Under sell-through revenue accounting, accounts receivable are recognized and inventory is relieved upon shipment to the distributor as title to the inventory is transferred upon shipment, at which point the Company has a legally enforceable right to collection under normal terms. The associated sales and cost of sales are deferred by recording “deferred income” (gross profit margin on these sales) as shown on the face of the consolidated balance sheet. When the related product is sold by the Company’s distributors to their end customers, Sipex recognizes previously deferred income as sales and cost of sales.

For non-distributor customers, the Company recognizes revenue when title to the product is transferred to the customers, which occurs upon shipment or delivery, depending upon the terms of the customer order, provided that persuasive evidence of a sales arrangement exists, the price is fixed and determinable, title has transferred, collection of the resulting receivables is reasonably assured, there are no customer acceptance requirements, and there are no remaining significant obligations. Provisions for returns and allowances for non-distributor customers are provided for at the time product sales are recognized. An allowance for sales returns and allowances for customers is recorded based on historical experience or specific identification of an event necessitating an allowance.

From time to time, Sipex develops custom products for various customers under engineering service contracts culminating in delivery of known functional development samples. The Company recognizes revenue under these agreements upon delivery of known functional development samples as delivery of such represents

SIPEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the culmination of utility of the contract to the customer and agreed to milestones. Sipex recognizes the costs as incurred associated with these contracts and presents such costs as research and development expenses due to the uncertain nature of the development efforts until delivery of the known functional development samples. Certain of these engineering service contracts include payments in advance of delivery of known functional development samples. These payments are recorded in deferred income, other, until the time of delivery of the functional samples.

Research and Development

Research and development costs are expensed as incurred.

Net Loss Per Share

Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based upon the weighted average number of common and common equivalent shares outstanding assuming dilution. Common equivalent shares, consisting of outstanding stock options, convertible debt and warrants, are included in the per share calculations where the effect of their inclusion would be dilutive. As the Company had a net loss in 2006, 2005 and 2004, stock options, warrants, and shares issuable in conversion of debt were excluded from the calculation of diluted net loss per share because the effect of such assumed conversion would be anti-dilutive.

A reconciliation of basic weighted average common shares with diluted weighted average shares is as follows (in thousands):

	2006	2005	2004
Weighted average common shares outstanding—basic	17,807	17,772	16,468
Net effect of dilutive potential common shares outstanding based on the treasury stock method using the average market price	—	—	—

Weighted average common shares outstanding—diluted	17,807	17,772	16,468

Antidilutive potential common shares excluded from the weighted average common shares outstanding for net loss per share calculation are as follows (in thousands, except per-share information):

	December 30, 2006	December 31, 2005	January 1, 2005
Option shares outstanding	3,761	3,259	2,726
Weighted average exercise price of option shares outstanding	$5.88	$5.74	$11.96
Convertible notes of $30.0 million issued on May 18, 2006 (conversion price at $5.36)	5,597	—	—
Warrants issued on May 18, 2006 with the above convertible notes (exercise price at $6.432)	420	—	—

Concentration of Credit Risk

Financial instruments that potentially subject Sipex to concentrations of credit risk consist primarily of cash equivalents, short-term investments (see below) and accounts receivable. Cash equivalents consist of deposits with, or guaranteed by, major commercial banks, the maturities of which are three months or less on the date of purchase. With respect to accounts receivable, Sipex performs periodic credit evaluations of the financial

SIPEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

condition of its customers and typically does not require collateral from them. Management assesses the need for allowances for potential credit losses by considering the credit risk of specific customers, historical trends and other information. In addition, management reviews other inherent risks in the portfolio based on current market conditions, the economic environment and the Company’s concentration of credit risk.

Concentration of Other Risks

The semiconductor industry is characterized by rapid technological change, competitive pricing pressures and cyclical market patterns. The Company’s financial results are affected by a wide variety of factors, including general economic conditions worldwide, economic conditions specific to the semiconductor industry, the timely implementation of new manufacturing technologies, the ability to safeguard patents and intellectual property in a rapidly evolving market and reliance on assembly and test subcontractors, third-party wafer fabricators and independent distributors. In addition, the semiconductor market has historically been cyclical and subject to significant economic downturns at various times. The Company is exposed to the risk of obsolescence of its inventory depending on the mix of future business. Additionally, the Company utilizes third-party wafer fabricators as sole-source suppliers, primarily Polar, Episil and Silan. As a result, the Company may experience significant period-to-period fluctuations in future operating results because of the factors mentioned above or other factors.

Fair Values of Financial Assets and Financial Liabilities

The carrying values of cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the relatively short periods to maturity of the instruments. The carrying value of bank borrowings approximates fair value as the fixed interest rate was set at the time of borrowing in December 2006. The carrying value of the Company’s convertible senior notes was $25.8 million, and the fair value was approximately $62.4 million as of December 30, 2006. The assumptions used for the fair value calculation included the Company’s stock price movements, interest rate changes, credit rating changes, timing on re-listing with Nasdaq Global Market, effectiveness on its Form S-1 filing with the SEC and other economic variables (See Note 12).

Short-term Investments

Short-term investments, which primarily consist of highly rated commercial paper with original maturities greater than 90 days, are accounted for under Statement of Financial Accounting Standards (SFAS) No. 115, “Accounting for Certain Investments in Debt and Equity Securities” issued by the Financial Accounting Standards Board (FASB). Pursuant to the provisions of SFAS No. 115, the Company has classified its short-term investments as “held to maturity” which represent investments that the Company intends to hold to maturity and are recorded at amortized cost.

Inventories

Inventories are stated at the lower of cost or market. Costs are determined using the first-in, first-out method.

Valuation of Inventories

Sipex writes down the value of its inventories for estimated excess quantities, obsolescence, and/or marketability deficiencies. In addition, the Company writes down inventory costs to the lower of cost or market which becomes the new cost basis. Excess and obsolete inventories are determined by comparing current

SIPEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

inventory quantities to current backlog, anticipated future demand and shipment history. The Company also evaluates the net realizable value of inventories to be acquired under purchase commitments with our wafer foundries. If such inventories are also considered to be excess when compared to future demand, we record reserves and charges to cost of sales for these purchase commitments. Lower of cost or market adjustments are determined by reviewing shipments during the quarter as well as quarter beginning backlog and comparing standard cost to anticipated market pricing. In estimating anticipated market pricing, the Company also considers current market conditions, industry performance, distributor inventory levels and sales to end-users and other relevant factors. If actual market conditions become less favorable than those anticipated by management, additional write-downs of inventories may be required in the future. Inventories, which had previously been written down to zero, with an original cost of $1.4 million, $1.0 million and $0.9 million, were sold in 2006, 2005 and 2004, respectively. The Company recorded inventory write-downs for excess and obsolete inventories of $5.0 million, $5.0 million and $8.6 million, during 2006, 2005 and 2004, respectively. In addition, during 2006, the Company recorded $1.4 million of charges to cost of sales for purchase commitments for excess inventories.

Related Parties

Future is a related party and its affiliates own approximately 8.6 million shares or 47% of Sipex’s outstanding common stock as of December 30, 2006. Sipex has a distribution agreement that provides for Future to act as the Company’s sole distributor for certain products within North America and Europe. Sales to Future are made under an agreement that provides protection against price reduction for its inventory of Sipex’s products. The Company recognizes revenue on sales to Future under the distribution agreement when Future sells the products to end customers. Future has historically accounted for a significant portion of the Company’s revenues. It is the Company’s largest distributor worldwide and accounted for 43%, 44% and 39% of its total net sales for the years ended December 30, 2006, December 31, 2005 and January 1, 2005 respectively.

From time to time, Future provides services and/or incurs expenses on behalf of the Company. The fair value of the unreimbursed expenses and uncompensated services rendered by Future has been recorded in the Company’s consolidated financial statements as capital contributions totaling $5,000, $17,000 and $100,000 for the years ended December 30, 2006, December 31, 2005 and January 1, 2005 respectively.

In addition, Sipex incurred expense to Future totaling approximately $23,000 for marketing promotional materials, temporary accounting services and used furniture sold to the Company for the year ended December 30, 2006. Sipex recorded $44,000 of reimbursement expense for marketing promotional materials charged by Future for the year ended December 31, 2005. For the year ended January 1, 2005, no such expenses were recorded.

During February 2004, the affiliates of Future exercised the conversion rights to convert their existing notes into Sipex common stock for an additional 2.3 million shares. On August 5, 2004, the affiliates of Future exercised a warrant to purchase 450,000 shares of Sipex common stock at $5.8916 per share. The warrant was issued to the affiliates of Future in conjunction with the $12 million convertible note issued in 2002, which was converted into Sipex common stock in February 2004. In connection with the warrant exercise, Sipex agreed to modify the standstill restrictions on the affiliates of Future to enable them to hold the lesser of (i) 49% of the Company’s issued and outstanding voting capital stock and (ii) 42.5% of the Company’s issued and outstanding voting capital stock, measured on a “Fully Diluted Basis,” as defined using the following equation: The numerator includes all voting capital stock and securities convertible into or exercisable for voting capital stock held by the affiliates of Future and the denominator is the greater of (i) all shares of the Company’s voting capital stock outstanding or issuable upon the exercise or conversion of vested securities convertible into or exercisable

SIPEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

for voting capital stock and (ii) 20,000,000 (as adjusted for stock dividends, splits or like transactions). On August 9, 2004, the affiliates purchased 1.25 million shares of Sipex common stock in the open market.

On January 19, 2006, Sipex announced the completion of a $7.0 million private loan financing in which the Company issued a 9% secured note with convertible interest due January 19, 2008 to the affiliates of Future, which could provide these affiliates with the opportunity to obtain additional shares of Sipex common stock. The loan was repaid in March 2006. Sipex incurred interest expense totaling $86,000 related to the $7.0 million note with Future for the year ended December 30, 2006.

As discussed in Note 12, on May 16, 2006, Sipex placed $30.0 million of its 5.5% Redeemable Convertible Senior Notes (“2006 Notes”) due 2026 and related warrants in a private placement transaction to accredited investors in reliance on Regulation D under the Securities Act of 1933, as amended (the “Securities Act”). Rodfre Holdings LLC (“Rodfre”), an affiliate of Alonim Investments Inc., Sipex’s largest stockholder, and an affiliate of Future, purchased 50% of the 2006 Notes or $15.0 million aggregate principal amount being placed in this offering. The 2006 Notes will mature on May 18, 2026 and bear interest at an annual rate of 5.5% payable semi-annually on May 15 and November 15 of each year, beginning on November 15, 2006. On December 21, 2006, Rodfre paid $2.7 million to exercise its warrant for 419,776 shares of Sipex common stock at $6.432 per share. As of December 30, 2006, the affiliates of Future held 8.6 million shares, or 47% of the Company’s outstanding common stock.

Interest expense incurred by Sipex relating to the $15.0 million portion of 2006 Notes sold to Rodfre totaled $936,000 for the year ended December 30, 2006. No interest expense was recorded for the year ended December 31, 2005 as both convertible notes, issued in 2002 and 2003, were extinguished and converted into 2.3 million of the Company’s common shares as of February 18, 2004. Sipex recorded interest expense related to the debt with Future totaling $90,000 for the year ended January 1, 2005.

On September 8, 2006, Sipex appointed two executive vice presidents working for Future to its Board of Directors. The Board has determined that both new directors are not independent within the meaning of Rule 4200(a) (15) of the NASDAQ Manual by virtue of their relationships with Future. Accordingly, the Board does not expect to appoint them to any standing committees of the Board. In connection with their appointment as directors, both new directors have agreed to excuse themselves from any Board discussions that relate to transactions between Sipex and Future.

On March 29, 2007, the Company entered into a Securities Purchase Agreement with Rodfre, an affiliate of Future, Sipex’s largest distributor worldwide and an affiliate of its largest stockholder (Alonim Investment Inc.), to provide an unsecured promissory note facility of up to $10.0 million. This facility expires, and the borrowings and accrued interest under any notes issued under this facility are due and payable, on June 30, 2008, or upon certain other events such as a change of control. Borrowings under this promissory note facility bear interest of 9% per annum subject to an increased interest rate of up to 20% in case of default or after maturity. This promissory note facility is subordinate to the Company’s Loan and Security Agreement with Silicon Valley Bank and to its 5.5% Redeemable Convertible Senior Notes due 2026.

Employee Advances

Included in other current assets is approximately $58,000 and $39,000 due from employees at December 30, 2006 and December 31, 2005, respectively, which consist mainly of amounts due to Sipex related to hiring and relocation costs. These amounts are normally forgiven over employee’s service periods as agreed upon between each employee and Sipex.

SIPEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is provided by using the straight-line method over their expected useful lives:

Useful Lives
Building and improvements	25 years (see Note 5)
Machinery and equipment	3-10 years (see Note 3)
Furniture, fixtures and office equipment	3-7 years
Leasehold improvements	Lesser of 10 years or lease term

Restricted Cash

As of December 30, 2006, restricted cash totaled $407,000 consisting of $350,000 held in a certificate of deposit as a guarantee payment to fulfill the terms of a software license agreement and $57,000 as a rental deposit related to the Company’s Belgium facility.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

Sipex reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell (See Note 3).

Foreign Currency Translation

Prior to the third quarter of 2004, the functional currencies of the Company’s foreign subsidiaries are the local currencies. Effective beginning the third quarter of 2004, based on the Company’s reassessment of economic facts and circumstances of its foreign subsidiaries, the functional currencies of the Company’s foreign subsidiaries were changed to the U.S. dollar. Gains and losses from transactions denominated in currencies other than the functional currencies of the Company and its subsidiaries are included in operating expenses in the consolidated statements of operations.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date.

SIPEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock-Based Compensation

Adoption of SFAS No. 123R

Effective January 1, 2006, the Company adopted SFAS No. 123 (revised 2004), “Share-Based Payment,” (“SFAS No. 123R”), using the modified-prospective transition method. Under this transition method, stock compensation cost recognized beginning January 1, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted or modified on or subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. In addition, compensation cost to be recognized under SFAS No. 123R considers an estimate of options which will be forfeited prior to vesting.

The Company has elected to adopt the alternative transition method provided in the FASB Staff Position (“FSP”) No. FAS 123R-3 “Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards” (FSP 123R-3) for calculating the tax effects of stock-based compensation pursuant to SFAS No. 123R. The alternative transition method provides a simplified method to establish the beginning balance of the additional paid-in capital pool (“APIC Pool”) related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC Pool and consolidated statements of cash flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS No. 123R. SFAS No. 123R prohibits the recognition of a deferred tax asset for an excess tax benefit that has not yet been realized. As a result, the Company only recognizes a benefit from stock-based compensation in paid-in-capital if an incremental tax benefit is realized after all other tax attributes currently available to the Company have been utilized. In addition, the Company has elected to account for the indirect benefits of stock-based compensation on the research tax credit through the consolidated statement of operations rather than through paid-in-capital.

Prior to adopting SFAS No. 123R, the Company accounted for stock option grants under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees and related interpretations.” No compensation expense was recognized when the exercise price of the Company’s employee stock options equaled the market price of the underlying stock on the date of the grant. Compensation expense associated with the option repricing in 2005 was recorded up to the date of adoption of SFAS No. 123R until the options were exercised, cancelled, or otherwise expired, and the expense or benefit for the increase or decrease, respectively, in the fair market value of the Company’s common stock in excess of the option’s exercise price was recognized immediately for vested options and was recognized over the vesting period using an accelerated method for unvested employee options.

As the Company was not current with its filing with the SEC, employees who terminated from the Company during this period had been unable to exercise their stock options during the contractual 90 days of post-termination exercise period. The Company made a decision effective February 1, 2006 to extend the post-termination exercise period for former employees with approximately 96,000 vested stock options for the year ended December 30, 2006, until the earlier of 1) such date that was ninety (90) days after the date that the former employees were able to freely exercise the options pursuant to a registration statement on Form S-8 filed by the Company or 2) December 31, 2006. As a result, the Company recorded stock-based compensation relating to such extension totaling $177,000 for the year ended December 30, 2006.

In the fourth quarter of 2006, the Company accelerated the vesting of 220,000 stock options for three former directors of its board upon their departures. As a result, the Company recorded additional $138,000 stock-based compensation expense for the year ended December 30, 2006. During the same period, Sipex recorded additional employee stock-based compensation of $137,000 as restructuring expense for accelerating the vesting of 125,000 stock options in lieu of a severance payment made to a senior executive officer.

SIPEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the Company’s stock option plan activities for the year ended December 30, 2006 is as follows:

	2006
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
	(In thousands)			(In thousands)
Outstanding at beginning of year	3,259	$5.74
Granted	912	6.20
Exercised	(195)	3.73
Forfeited or expired	(215)	7.04

Outstanding at end of year	3,761	$5.88	7.81	$17,518

Vested and expected to vest at December 30, 2006	3,553	$5.91	7.76	$16,587

Exercisable at December 30, 2006	1,867	$6.47	6.83	$9,010

Under SFAS No. 123R, stock-based compensation expenses for stock option grants are based on the fair value calculated from a stock option pricing model on the date of grant. The Company has utilized the Black-Scholes single option pricing model to determine the fair value for stock option grants. The fair value of stock option grants issued is recognized as compensation expense on a straight-line basis over the requisite service period, which is the vesting period of the grants. Compensation expense recognized is shown in the operating activities section of the consolidated statements of cash flows. In addition, SFAS No. 123R requires the cash flows resulting from the tax benefits from tax deductions in exercise of the compensation cost recognized (excess tax benefits) to be classified as financing cash flows.

As part of the requirements of SFAS No. 123R, the Company is required to estimate potential forfeitures of stock grants and adjust compensation cost recorded accordingly. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized in the period of change and will also impact the amount of stock compensation expenses to be recognized in future periods.

The following table shows total employee and non-employee stock-based compensation expense recognized in the condensed consolidated statements of operations pursuant to SFAS No. 123R (in thousands):

2006
Cost of sales	$343
Research and development	1,219
Marketing and selling	816
General and administrative	1,265
Restructuring (see Note 3)	137

Stock-based compensation expense before income tax effect	3,780
Less income tax effect	—

Stock-based compensation expense after income tax effect	$3,780

At December 30, 2006, there was $167,000 of total compensation cost capitalized in inventory.

SIPEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As a result of adopting SFAS No. 123R on January 1, 2006, the Company’s loss before income taxes and net loss for the year ended December 30, 2006 included 3.7 million of employee stock-based compensation expense. At December 30, 2006, there was a total of $5.2 million unrecognized compensation cost, net of estimated forfeitures, related to non-vested stock option awards which is expected to be recognized over a weighted-average period of approximately 32 months.

During the year ended December 30, 2006, the aggregate intrinsic value of options exercised under the Company’s stock option plans was $849,000, determined as of the date of option exercise.

Prior to the Adoption of SFAS No. 123R

Prior to 2006, the Company’s stock-based employee compensation plans were accounted for under the recognition and measurement provisions of APB 25. The Company also provided the required pro forma disclosures as required by SFAS No. 123. The ESPP qualified as a non-compensatory plan under APB 25; therefore, no compensation cost was recorded in relation to the discount offered to employees for purchases made under the ESPP.

Pro forma information under SFAS No. 123 for periods prior to the adoption of SFAS No. 123R has not been restated to reflect the effects of implementing SFAS No. 123R. For purposes of this pro forma disclosure, the value of stock options was estimated using the Black-Scholes single option pricing valuation approach with forfeitures recognized as they occur. The following table illustrates the effect on net loss and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock options granted under the Company’s stock option plans and shares issued under the employee stock purchase plan (in thousands, except per-share amounts):

	2005	2004
Net loss as reported	$(38,107)	$(22,748)
Add employee stock-based compensation expense from accelerated stock option vesting and other employee stock option compensation included in reported net loss	60	51
Less employee stock-based compensation expense determined under fair value method	(5,107)	(7,969)

Pro forma net loss	$(43,154)	$(30,666)

Net loss per share
Basic and diluted—as reported	$(2.14)	$(1.38)
Basic and diluted—pro forma	(2.43)	(1.86)

On September 6, 2005, the Company informed the employees that certain options would be repriced to the then current market price of the Company’s stock which was $3.80 per share. The repricing applied to all options with an exercise price that was over $3.80 per share but excluded options granted to the Company’s CEO and board of directors. The repricing affected 1,227,983 stock options shares for 235 employees. The incremental employee compensation cost of the repricing was approximately $1.1 million calculated using the Black-Scholes stock option pricing model. The incremental employee compensation costs are included in the pro forma amounts above to the extent of vested options and the remaining cost will be recognized over the remaining vesting periods of the related options.

SIPEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Valuation Assumptions

The fair value of the Company’s stock options granted was estimated at the date of grant using the Black-Scholes single option pricing model with the following weighted-averaged assumptions:

	2006	2005	2004
Expected life of options	6 years	4 years	4 years
Volatility	89%	86%	61%
Risk-free interest rate	4.8%	3.9%	3.4%
Dividend yield	—	—	—
Weighted average fair value of options granted	$4.68	$2.30	$5.76

Effective January 1, 2006, the Company has elected to use the “Simplified Method” outlined in SAB 107 to determine the expected term of its stock option grants. The calculation of expected term for previous SFAS No. 123 disclosure fair value estimates was based solely on an analysis of historical exercises of stock options. The Company believes that using the “Simplified Method” provides a better estimate of future exercise patterns. Stock volatility is based upon the Company’s historical stock price volatility. The Company considered historical volatility of a period generally commensurate with the expected or contractual term, as applicable, of the share option. The Company continues to use the risk-free rate based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option to be valued. The Company does not currently intend to pay cash dividends. Therefore, the Company has assumed a dividend yield of zero.

No shares were issued under the Company’s Employee Stock Option Plan (ESPP) during 2005 and 2006. The fair value of each ESPP share issued during 2004 was estimated on the date of grant using the Black-Scholes option-pricing model based on the following assumptions:

	2006	2005	2004
Expected life of options	—	—	0.5 year
Volatility:
First purchase period	—	—	61%
Second purchase period	—	—	60%
Risk-free interest rate	—	—	2.0%
Dividend yield	—	—	—
Average fair value:
First purchase period	—	—	$2.74
Second purchase period	—	—	$2.70

Effect of Recent Accounting Pronouncements

In March 2004, the FASB issued EITF Issue No. 03-1, or EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” which provides new guidance for assessing impairment losses on investments. Additionally, EITF 03-1 includes new disclosure requirements for investments that are deemed to be temporarily impaired. The disclosure requirements are effective for annual periods ending after June 15, 2004. The adoption of EITF 03-1 did not have a material impact on the Company’s consolidated financial statements.

In October 2004, the FASB approved EITF Issue 04-10 “Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds” which addresses an issue in the application of paragraph 19 of SFAS No. 131, Disclosures about Segments of an Enterprise and related information. EITF 04-10 is effective for fiscal years ending after September 15, 2005. The adoption of this issue did not have a material impact to the disclosures relating to the Company’s consolidated financial statements.

SIPEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4.” The amendments made by SFAS No. 151 are intended to improve financial reporting by clarifying that abnormal amount of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and by requiring the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred beginning on January 1, 2006. The adoption of SFAS No. 151 did not have a material impact on Sipex’s consolidated financial statements.

In December 2004, the FASB staff issued FSP FAS 109-1, “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004” (the “FSP”) to provide guidance on the application of Statement 109 to the provision within the American Jobs Creation Act of 2004 (the “Act”) that provides tax relief to U.S. domestic manufacturers. The FSP states that the manufacturer’s deduction provided for under the Act should be accounted for as a special deduction in accordance with Statement 109 and not as a tax rate reduction. A special deduction is accounted for by recording the benefit of the deduction in the year in which it can be taken in the Company’s tax return, rather than by adjusting deferred tax assets and liabilities in the period of the Act’s enactment (which would have been done if the deduction on qualified production activities were treated as a change in enacted tax rates). The FSP was effective upon issuance. The adoption of the FSP did not have a material impact on the Company’s consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an amendment of Accounting Principles Board (APB) No. 29, Accounting for Nonmonetary Transactions.” SFAS No. 153 requires exchanges of productive assets to be accounted for at fair value, rather than at carryover basis, unless (1) neither the asset received nor the asset surrendered has a fair value that is determinable within reasonable limits, or (2) the transactions lack commercial substance. SFAS No. 153 is effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The adoption of the standard did not have a material effect on the Company’s consolidated financial statements.

In May 2005, FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 establishes new standards on accounting for changes in accounting principles. Pursuant to the new rules, all such changes must be accounted for by retrospective application to the financial statements of prior periods unless it is impracticable to do so. The Statement is effective for accounting changes and error corrections made in fiscal years beginning after December 15, 2005, with early adoption permitted for changes and corrections made in years beginning after May 2005. Adoption of SFAS No. 154 did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In November 2005, the FASB issued FASB Staff Position (“FSP”) Nos. FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments (FSP 115-1),” which replaces the measurement and recognition guidance set forth in the Emerging Issues Task Force (“EITF”) Issue No. 03-01, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” and codifies certain existing guidance on investment impairment. FSP 115-1 clarifies that an investor should recognize an impairment loss no later than when the impairment is deemed other-than-temporary, even if a decision to sell the security has not been made, and also provides guidance on the subsequent accounting for an impaired debt security. FSP 115-1 also requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in FSP 115-1 amends SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” and is effective for reporting periods beginning after December 15, 2005. The Company adopted the provisions of FSP 115-1 beginning on January 1, 2006, and the adoption did not have a material impact on the Company’s financial condition or results of operations.

SIPEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” an amendment of FASB Statements No. 133 and 140. SFAS No. 155 will be effective for the Company beginning in the first quarter of 2007. The Statement permits interests in hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation, to be accounted for as a single financial instrument at fair value, with changes in fair value recognized in earnings. This election is permitted on an instrument-by-instrument basis for all hybrid financial instruments held, obtained, or issued as of the adoption date. The Company is assessing the impact of the Statement.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) as an interpretation of FASB Statement No. 109, “Accounting for Income Taxes” (“SFAS 109”). This Interpretation clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition of tax benefits previously recognized and additional disclosures for unrecognized tax benefits, interest and penalties. The evaluation of a tax position in accordance with this Interpretation begins with a determination as to whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement for recognition in the financial statements. FIN 48 is effective no later than fiscal years beginning after December 15, 2006, and is required to be adopted by the Company in the first quarter of its fiscal year 2007. The Company is assessing the impact of the adoption of FIN 48.

On September 13, 2006, the Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”), “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for companies with fiscal years ending after November 15, 2006 and is required to be adopted by the Company in its fiscal year ended December 30, 2006. The adoption of SAB 108 did not have a material impact on the Company’s financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. This Statement is required to be adopted by the Company in the first quarter of its fiscal year 2008. The Company is currently assessing the impact of the adoption of this Statement.

In December 2006, the FASB staff issued FSP EITF Issue No. 00-19-2, “Accounting for Registration Payment Arrangements” which specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. This FSP shall be effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to the date of issuance of this FSP. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of this FSP, this guidance shall be effective for financial statements issued for fiscal years beginning after

SIPEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

December 15, 2006, and interim periods within those fiscal years. The FSP is required to be adopted by the Company in the first quarter of its fiscal year 2007. Sipex is currently assessing the impact of the adoption of this FSP.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.” SFAS No. 159 permits companies to measure many financial instruments and certain other items at fair value at specified election dates. Unrealized gains and losses on these items will be reported in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument (with a few exceptions), is irrevocable and is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. This Statement is required to be adopted by the Company in the first quarter of its fiscal year 2008. The Company is currently assessing the impact of the adoption of this Statement.

Note 3. Restructuring and Impairment of Fixed Assets

Below is a summary of the activities related to restructuring and impairment of fixed assets (in thousands):

	Facility	Employee Costs	Total Restructuring Costs	Fixed Asset Impairment
Accrual balance, December 31, 2003	$1,070	$—	$1,070	$—
Incurred in 2004	1,826	32	1,858	—
Charges utilized	(1,004)	(32)	(1,036)	—
Deferred rent adjustment	15	—	15	—
Adjustments to accrual	(60)	—	(60)	—

Accrual balance, January 1, 2005	1,847	—	1,847	—
Incurred in 2005	105	766	871	9,377
Charges utilized	(726)	—	(726)	(9,377)
Sub-lease income received	293	—	293
Adjustments to accrual	(264)	(30)	(294)

Accrual balance, December 31, 2005	1,255	736	1,991	—
Incurred in 2006	200	1,810	2,010	—
Charges utilized	(818)	(1,481)	(2,299)	(12)
Employee stock options accelerated as severance pay	—	(137)	(137)	—
Sub-lease income received	565	—	565	—
Adjustments to accrual	(209)	(54)	(263)	12

Accrual balance, December 30, 2006	$993	$874	$1,867	$—

In addition to the restructuring costs incurred above, in the fourth quarter of 2006, the Company incurred $116,000 of facility costs related to the unused fabrication portion of the Company’s headquarters facility in Milpitas, California, due to the transfer of wafer fabrication to Silan.

Restructuring

During the third quarter of 2004, Sipex entered into a sublease arrangement for a portion of the facility and decided to relocate the remaining personnel to Milpitas, California. This resulted in Sipex incurring $1.9 million of an additional restructuring accrual which reflected the Company’s plan to move the majority of remaining operations to Milpitas, California and consisted of $1.4 million for future lease payments, $447,000 write-off of leasehold improvements and $32,000 for severance payments to 12 employees.

SIPEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the year ended January 1, 2005, the Company utilized $1.0 million of restructuring reserves, which primarily included $447,000 of write-off of leasehold improvements, and $463,000 of lease costs associated with the unused portion of its Billerica facility. The Company made additional adjustments to the restructuring for changes to the lease obligation totaling $60,000. For the year ended January 1, 2005, the balance of the restructuring accrual principally consisted of facility lease costs, and is expected to be paid over the next three years. The balance as of the year ended January 1, 2005 is $1.8 million, of which $566,000 was the short-term portion and $1.3 million was long-term portion.

On August 29, 2005, the Board of Directors of Sipex approved a plan to close its wafer fabrication operations located in Milpitas, California and transfer the fabrication to Silan in China to reduce costs and improve operating efficiencies. As a result, the Company recognized total restructuring charges of approximately $871,000 in the second half of 2005 including severance and retention benefits totaling $766,000 for approximately 70 employees and other exit costs of $105,000. In addition, during the third quarter of 2005, Sipex decided not to transfer the remaining operations in Billerica to Milpitas that was originally anticipated to be completed by the end of 2005. The adjustment to restructuring accrual of $294,000 during 2005 primarily included exiting costs of $213,000, offset by sublease income of $293,000 and $195,000 recorded in the third quarter of 2005 as a reduction to future lease payment obligation for not transferring such remaining operations in Billerica. Sublease income is recorded on a cash basis due to uncertainty of collectibility. The restructuring accrual balance as of December 31, 2005 consisted of short-term portion of $1.4 million and long-term portion of $584,000. The $2.0 million restructuring accrual balance included $1.2 million of facility lease costs to be paid out over the next two years and the remaining portion to be paid out in less than a year.

During the year ended December 30, 2006, for the unused portion of Billerica facility initiated in October 2003, the Company utilized the restructuring accrual totaling $726,000 which was primarily consisted of lease costs. Adjustments to the accrual for the Billerica facility primarily related to sub-lease income of $565,000 recorded on a cash basis due to the uncertainty of collectibility.

During 2006, Sipex incurred additional restructuring costs of $677,000 that related to employee retention payments for the closure of its wafer fabrication operations located in Milpitas, California, announced in August 2005. For employee costs, the Company utilized $1.4 million and recognized an expense accrual adjustment of $54,000. For facility costs related to Milpitas wafer fabrication closure, the Company recognized approximately $200,000 in expense for contract termination in the fourth quarter of 2006 associated with gas usage and service agreements with a vendor. For facility costs related to the Milpitas wafer fabrication closure, restructuring charges utilized during 2006 totaling $91,000 was for facility decontamination.

In the fourth quarter of 2006, the Company introduced a workforce reduction plan involving approximately 75 positions that was implemented in response to its transitioning to a fabless semiconductor company, optical products, reducing dependency on the commodity products and with a goal of improving cost structure. As a result, Sipex recorded total restructuring costs of $1.1 million related to employee severance compensation including $137,000 for accelerating the vesting of stock options in lieu of a severance payment for a senior executive officer. Severance payments of $122,000 were made in December 2006.

As of December 30, 2006, the balance of the restructuring accrual primarily consisted of employee severance costs, contract termination costs and facility lease costs. These costs are expected to be paid over the next 15 months. The balance of the accrual as of December 30, 2006 was $1.8 million of which $1.7 million was the short-term portion and $139,000 was the long-term portion.

SIPEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Impairment

In the second quarter of 2005, Sipex tested its wafer fabrication asset grouping, for which cash flows from the wafer fabrication operations provide the lowest level of cash flows that are largely independent of the cash flows of other assets and liabilities of the Company, for recoverability in accordance with SFAS No. 144 given that Sipex believed that there was a significant decline in the market price of the asset grouping. An impairment loss of $9.4 million was recognized, representing the difference between the carrying value and the fair value of the wafer fabrication asset grouping.

In August 2005, the Board of Directors approved terminating the wafer fabrication operations and the sale of the related assets. Also in August 2005, the Company identified a potential buyer, Silan, who would purchase, take title to and be trained to use a substantial portion of its wafer fabrication asset grouping by the end of the third quarter of 2006. Accordingly, the Company continued to use the wafer fabrication assets until September 2006 and recorded depreciation expense based on the estimated remaining useful life at the time of impairment.

The Company recognized an additional impairment loss of $12,000 resulting from the sale of wafer fabrication equipment and machinery in Milpitas, California, in the fourth quarter of 2006. These wafer fabrication assets had been impaired in the second quarter of 2005. Net proceeds from the sale totaled $1.1 million.

Note 4. Inventories

Inventories are as follows (in thousands):

	2006	2005
Raw materials	$768	$223
Work-in-process	10,518	10,297
Finished goods	4,300	2,880

	$15,586	$13,400

Note 5. Property, Plant and Equipment

Property, plant and equipment are as follows (in thousands):

	2006	2005
Land	$5,957	$5,957
Building and improvements	23,614	23,614
Machinery and equipment	11,713	13,503
Furniture, fixtures and office equipment	7,454	6,926
Leasehold improvements	357	326

	49,095	50,326
Less accumulated depreciation and amortization	29,982	24,523

	$19,113	$25,803

In September 2005, the Company tested its Milpitas corporate headquarters facility given that Sipex believed that there was a significant decline in the market price of the facility and determined that the carrying amount might not be recoverable. The headquarters facility housed the wafer fabrication operations as well as the sales and marketing department, the research and development department and the corporate administration

SIPEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

functions. The Milpitas corporate headquarters facility does not have identifiable cash flows that are largely independent of the cash flows of other assets and liabilities of the Company. Accordingly, the Milpitas corporate headquarters facility, which includes all assets located at the Milpitas facility except for the wafer fabrication asset grouping, is included in the asset grouping which includes all assets and liabilities of the Company. No impairment loss was recognized given the carrying value of all assets and liabilities of the Company was less than the fair value, determined based on the quoted market value of the Company.

In November 2005, the Board of Directors approved the sale of the Company’s Milpitas corporate headquarters facility. As a result of this decision, the Company reduced the remaining estimated depreciable life for its headquarters building and related improvements from 25 years to approximately four months (See Note 11 regarding the sale and leaseback arrangement for Sipex’s headquarters facility), or through March 2006, the date the Company expected the sale leaseback of the Milpitas corporate headquarters facility would qualify as a sale. This change resulted in an increase in depreciation expense recorded in the fourth quarter of 2005 of $6.5 million (with $4.3 million included in cost of sales) and in the first quarter of 2006 of $6.7 million (with $4.5 million included in cost of sales). In March 2006, the Company revised the remaining depreciable life of the Milpitas corporate headquarters facility (see Note 2) when it was determined that the sale leaseback did not qualify as a sale transaction and was required to be accounted for as a financing transaction.

Note 6. Accrued Expenses

Accrued expenses are as follows (in thousands):

	2006	2005
Accrued compensation and benefits	$2,815	$2,959
Accrued provision for purchase commitment on excess inventories	1,417	—
Accrued interest and related derivative liability	679	8
Accrued audit fees	574	2,607
Accrued commissions	444	309
Accrued income taxes	340	248
Accrued warranty	259	87
Accrued legal fees	251	365
Accrued royalties	19	185
Other	387	514

	$7,185	$7,282

Note 7. Borrowing Arrangements

On July 21, 2005, Sipex entered into a Loan and Security Agreement (the “Agreement”), as amended, with Silicon Valley Bank, which has an expiration date of September 29, 2007. The Agreement provides for a secured revolving line of credit with aggregate borrowings up to $5,000,000 limited to the available borrowing base (eligible accounts receivable as defined in the Agreement) plus $2,000,000. Available borrowings are further reduced by letters of credit which may be issued under the Agreement on behalf of the Company. Borrowings under the revolving line of credit bear an interest rate, chosen by Company, either at the bank’s prime rate or LIBOR rate (depending upon the interest period of one, two or three months selected by Sipex) plus 2.75%. Under the Agreement, Sipex has granted the bank a security interest in all presently existing and later acquired collateral, including but not limited to goods, equipment, inventory, contract rights, and financial assets with the exception of Sipex’s headquarters property in Milpitas, California, which was sold in March 2006 (See Note 11). On March 9, 2006, Sipex entered into a sale and leaseback transaction with Mission West Properties, L.P. for its

SIPEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

headquarters facility, located at 233 South Hillview Drive in Milpitas, California. Sipex has provided a security deposit of $1,265,000 in the form of an irrevocable standby letter of credit issued to Mission West Properties, L.P. under its $5,000,000 line of credit with Silicon Valley Bank. In respect to financial covenants, the Agreement requires the Company to maintain a minimum liquidity ratio for each quarter ended not less than 2.50:1.00 which is calculated as the sum of (i) unrestricted cash and cash equivalents, short-term marketable securities and 50% of consolidated accounts divided by (ii) the outstanding borrowings from the bank. In addition, Sipex is required to maintain a minimum amount of tangible net worth (as defined in the Agreement) as of the last day of each quarter.

The agreement contains additional affirmative covenants, including, among others, covenants regarding the payment of taxes and other obligations, maintenance of insurance, reporting requirements and compliance with applicable laws and regulations. In addition, the agreement contains negative covenants limiting our ability to dispose of assets, change our business plans, be acquired or beneficially owned, merge or consolidate, incur indebtedness, grant liens, make investments, pay dividends, repurchase stock, and pay subordinated debt. The agreement contains events of default that include, among others, non-payment of principal, interest or fees, inaccuracy of representations and warranties, violations of covenants, bankruptcy and insolvency events, any material adverse change, material judgments, cross defaults to certain other indebtedness and seizure of assets. The occurrence of an event of default will increase the applicable rate of interest by 5.0% and would, unless waived by Silicon Valley Bank, result in the immediate payment of all of our obligations under the agreement. As of December 30, 2006, the unused portion of the line of credit was $3,735,000.

As part of the Agreement, in addition to the $5,000,000 secured revolving line of credit, Sipex can borrow under the term loans from September 28, 2006 to December 31, 2006 in an aggregate amount not to exceed $2,000,000. Interest accrues from the date of each term loan at a fixed rate of 9.25%. Each term loan shall be payable in thirty-six (36) equal monthly installments of principal plus accrued interest. When repaid or prepaid, the term loan may not be re-borrowed. As of December 30, 2006, $2,000,000 term loan was outstanding, of which $667,000 was the short-term portion and $1,333,000 was the long-term portion. If Sipex is unable to satisfy the financial covenant requirements and is unable to obtain a waiver from the bank, the Company may be required to repay the outstanding borrowing amounts and/or classify such amounts as short-term bank borrowing.

On January 19, 2006, Sipex announced the completion of a $7.0 million private loan financing in which Sipex issued a 9% secured note with convertible interest due January 19, 2008 to an affiliate of Future (See Note 2). The note was secured by a deed of trust on the Company’s headquarters property located in Milpitas, California. Accrued interest on the loan was convertible into Sipex’s common stock at the option of the holder on January 19, 2007 and January 19, 2008. The conversion price would be the volume weighted average price for sales of the common stock during the 20 trading days prior to the date of conversion. The holder of the note could require repayment of the note in the event of a change of control of Sipex or the sale of the property subject to the deed of trust. The note was subject to customary events of default. Interest on the note accrued at 9% compounded quarterly and was payable at maturity. The note was subsequently paid off in cash in March 2006.

On March 29, 2007, the Company entered into a Securities Purchase Agreement with Rodfre, an affiliate of Future. This agreement creates a promissory note facility that provides that from time to time the Company may issue to Rodfre up to $10.0 million worth of 9% Unsecured Junior Notes in exchange for cash equal to the principal amounts of each note. The notes have customary events of default, including defaults upon failure to pay interest or principal amounts when due, breach of covenants (with a 15 day grace period), breach of representations and warranties, default on other indebtedness in excess of $1.0 million, or upon insolvency events. The holders of the notes will also have the option of demanding repayment of any outstanding amounts owed pursuant to the notes within 30 days of a change of control of Sipex.

SIPEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 8. Income Taxes

In the accompanying consolidated statements of operations, “Loss before income tax expense (benefit)” includes the following components for the years ended December 30, 2006, December 31, 2005 and January 1, 2005 (in thousands):

	2006	2005	2004
Domestic	$(40,930)	$(37,910)	$(23,019)
Foreign	(179)	(5)	138

Loss before income tax expense (benefit)	$(41,109)	$(37,915)	$(22,881)

Total federal, state and foreign income tax expense (benefit), consists of the following (in thousands):

	2006			2005			2004
	Deferred	Current	Total	Deferred	Current	Total	Deferred	Current	Total
Federal	$—	$—	$—	$—	$—	$—	$—	$—	$—
State	—	(10)	(10)	—	4	4	—	(14)	(14)
Foreign	—	135	135	—	188	188	—	(119)	(119)

Total expense (benefit)	$—	$125	$125	$—	$192	$192	$—	$(133)	$(133)

The actual tax expense (benefit) differs from the “expected” statutory tax expense as follows (in thousands):

	2006	2005	2004
Tax benefit at statutory rate	$(14,388)	$(13,270)	$(8,008)
State income tax, net of federal income tax expense (benefit)	(10)	4	(14)
Non-deductible expenses	872	40	39
Foreign taxes on branch income and tax rate differential	135	188	(119)
Tax credits	(606)	(928)	(491)
Losses not benefited/change in valuation allowance	14,122	14,158	8,460

Actual tax expense (benefit)	$125	$192	$(133)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 30, 2006 and December 31, 2005 are as follows (in thousands):

	2006	2005
Current deferred tax assets:
Inventories, primarily write-downs not currently deductible	$4,127	$5,049
Accounts receivable	389	503
Deferred revenue	3,170	3,064
Accrued expenses and reserves not currently deductible	7,944	2,659

Total current deferred tax assets before valuation allowance	15,630	11,275
Valuation allowance—current	(15,630)	(11,275)
Noncurrent deferred tax assets:
Net operating loss carryforwards	77,083	63,468
Tax credit carryforwards	5,405	5,232

Total noncurrent deferred tax assets before valuation allowance	82,488	68,700
Valuation allowance—noncurrent	(77,033)	(67,810)

Deferred tax liabilities:
Fixed assets, due to differences in depreciation	(5,455)	(890)

Net deferred tax assets	$—	$—

SIPEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 30, 2006, the Company had U.S. net operating loss carry forwards of approximately $207.4 million, which are available to offset future Federal taxable income. These losses expire during the years 2007 through 2026. As of December 30, 2006, a substantial amount of the net operating loss carry forwards are subject to annual limitations as a result of IRC Section 382 ownership changes, which have occurred in prior years.

At December 30, 2006, the Company had Massachusetts and California net operating loss carry forwards of approximately $131.7 million and $73.6 million, respectively. The Massachusetts net operating loss expires during the years 2007 through 2011, while the California net operating loss expires from 2012 through 2016.

The valuation allowance increased by $13.6 million, $13.3 million and $9.6 million for the years ended 2006, 2005 and 2004, respectively. In assessing the net realizable value of deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become taxable. Management considers the scheduled reversals of deferred tax liabilities, projected future taxable income over the periods which the deferred tax assets are deductible. Based on these considerations, management believes that it is more likely than not that the deferred tax assets at December 30, 2006 will not be realized in the future. At December 30, 2006, approximately $1.8 million of the valuation allowance was attributable to stock compensation expense for tax purposes, that tax benefit of which, when realized, will be credited to stockholders’ equity.

As of December 30, 2006, the Company also had federal and California research and development credit carry forwards of approximately $3.1 million and $3.5 million respectively. The federal credit expires from 2010 to 2026, and the California credit may be carried forward indefinitely. The Company also has approximately $2.1 million of California manufacturer’s investment credit carry forwards, which expire from 2007 to 2013, and $0.1 million of Massachusetts investment tax credit carry forwards, which may be carried forward indefinitely.

United States federal income taxes have not been provided for the undistributed earnings of the Company’s foreign subsidiaries. These undistributed earnings aggregated $195,000 at December 30, 2006, and it is the Company’s intention that such undistributed earnings be permanently reinvested offshore under APB 23. The Company would be subject to additional United States taxes if these earnings were repatriated. Determination of the amount of unrecognized deferred income tax liability related to these earnings is not practicable.

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the “Act”). Among other provisions, the Act includes a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad. We currently do not intend to repatriate foreign earnings under the Act. It is not anticipated that the other provisions of the Act will have a material impact on the Company’s effective tax rate.

Note 9. Stockholders’ Equity

Issuance of Common Stock to Related Party

In February 2004, the affiliates of Future exercised the conversion rights to convert the first note (sold on September 27, 2002) with an attached warrant and the second note (sold on June 20, 2003) into an aggregate of 2.3 million shares of the Company’s common stock. A total of $22.6 million of principal portion of long-term debt, net of $1.2 million in unamortized discount and $0.2 million in unamortized issuance cost, was extinguished. On August 5, 2004, the affiliates of Future exercised the warrant attached to the first note to purchase 450,000 shares of Sipex’s common stock at an exercise price of $5.8916 per share for a total of $2,651,000. On December 21, 2006 an affiliate of Future exercised its warrants attached to the 2006 Notes (see Note 12) to purchase 419,776 of the Company’s common stock at an exercise price of $6.432 per share for a total of $2,700,000.

SIPEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Stock Option Plans

Sipex currently maintains five option plans. They are the 1997 Stock Option Plan, 1999 Stock Option Plan, 2000 Non-Qualified Stock Option Plan, 2002 Non-statutory Stock Option Plan and 2006 Equity Incentive Plan under which 0.6 million, 0.6 million, 0.3 million, 1.0 million and 0.8 million shares were reserved for issuance, respectively. The plans generally allow for options which vest ratably over five years from the date of grant for options granted before May 2002 and four years for options granted after April 2002. These options expire ten years from the date of grant. In October 2002, the Board of Directors voted to reduce the number of shares available for issuance under 2000 Non-qualified Stock Option Plan to 335,995. Approximately 3,761,000 stock options were outstanding as of December 30, 2006 for all plans. As of December 30, 2006, approximately 930,000 stock options were available for grant under all plans.

In the fourth quarter of 2006, the Company accelerated the vesting of 220,000 stock options for three former directors of its board upon their departures. As a result, the Company recorded additional $138,000 stock-based compensation expense for the year ended December 30, 2006. During the same period, Sipex recorded additional employee stock-based compensation of $137,000 as restructuring expense for accelerating vesting of 125,000 stock options in lieu of a severance payment made to a senior executive officer.

On August 29, 2005, Sipex’s Board of Directors approved the repricing of the employee stock options outstanding under its stock option plans, effective as of the close of business on September 6, 2005 with the exception that options granted pursuant to the Sipex Corporation 1999 Stock Plan and options granted to Sipex’s current CEO and directors would not be repriced. In addition, outstanding options with current exercise prices below the fair market value of Sipex’s common stock at the close of business on September 6, 2005 will also not be subject to the repricing. As such, approximately 1,228,000 options held by 235 employees, with a weighted-average exercise price of $12.44 were modified on September 6, 2005 to lower the option exercise price to $3.80 which equals to the fair market value of Sipex’s common stock at the close of business as disclosed on the “Pink Sheets” on that date. No other changes were made to the terms of the repriced stock options. Compensation expense associated with the option repricing was recorded until the options were exercised, cancelled, or otherwise expired and the expense or benefit for the increase or decrease, respectively, in the fair market value of the Company’s common stock in excess of the option’s exercise price was recognized immediately for the vested options and over the vesting period using an accelerated method for unvested employee options. For the year ended December 31, 2005, no compensation expense was recorded related to the repriced options as Sipex stock price at the end of the year was lower than the exercise price of the repriced options. The variable accounting associated with the repriced options ceased upon the adoption of SFAS No. 123R, effective January 1, 2006.

During 2005 Sipex recorded $60,000 in stock-based compensation expense due to the extension of the exercise period on a stock option granted to a former executive. During 2004, the Company recorded $44,000 in stock compensation resulting primarily from the accelerated vesting of stock options to former executives at the time of termination.

SIPEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of Sipex’s stock option activity for the years ended December 30, 2006, December 31, 2005 and January 1, 2005 is presented below (in thousands, except per-share amounts).

	2006		2005		2004
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
	(In thousands)		(In thousands)		(In thousands)
Outstanding at beginning of year	3,259	$5.74	2,726	$11.96	3,285	$11.02
Granted	912	6.20	1,409	3.70	823	11.31
Exercised	(195)	3.73	(78)	5.92	(689)	6.16
Forfeited or expired	(215)	7.04	(798)	10.14	(693)	12.44

Outstanding at end of year	3,761	$5.88	3,259	$5.74	2,726	$11.96

Vested and expected to vest at December 30, 2006	3,553	$5.91

Exercisable at December 30, 2006	1,867	$6.47

The following table summarizes information about Sipex’s stock options outstanding at December 30, 2006 (in thousands, except number of years and per-share data):

	Options Outstanding			Options Exercisable
	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Range of Exercise Prices
$ 2.00—$ 3.36	323	7.62 years	$2.89	167	$2.54
$ 3.40—$ 3.40	651	7.85 years	$3.40	339	$3.40
$ 3.44—$ 3.78	272	8.76 years	$3.60	174	$3.58
$ 3.80—$ 3.80	975	6.50 years	$3.80	698	$3.80
$ 3.82—$ 5.20	386	8.81 years	$4.10	83	$4.14
$ 5.62—$ 6.90	419	9.50 years	$6.28	23	$6.72
$ 7.00—$ 9.14	382	9.17 years	$8.43	105	$8.81
$ 9.56—$43.00	331	6.38 years	$16.99	256	$17.96
$56.63—$56.63	8	3.55 years	$56.63	8	$56.63
$57.50—$57.50	14	3.59 years	$57.50	14	$57.50

	3,761	7.81 years	$5.88	1,867	$6.47

Employee Stock Purchase Plan

In January 1996, the Board of Directors approved the 1996 Employee Stock Purchase Plan, pursuant to which Sipex is authorized to issue up to 250,000 shares of common stock to its full-time employees, nearly all of whom are eligible to participate. In October 2002, the Board of Directors voted to reduce the number of shares available for issuance under the 1996 Employee Stock Purchase Plan to 200,000 shares. On May 27, 2004, the Company’s stockholders approved an increase of 150,000 shares of common stock reserved for grant under such Plan. Under the terms of the Plan, employees can choose to have up to 10 percent of their annual base earnings withheld each year to purchase Sipex’s common stock. The purchase price of stock is 85 percent of the lower of its beginning-of-period or end-of-period market price. As of December 30, 2006, approximately 122,000 shares were available for issuance under the Plan.

SIPEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 10. Accrued Warranty

Products are sold with warranties ranging from one to two years depending upon the customers. Reserve requirements are recorded in the period of sale and are based on an assessment of the products sold with warranty and historical warranty costs incurred. The Company also assesses its pre-existing warranty obligations and may adjust the amounts based on actual experience or changes in future expectations.

Changes in Sipex’s warranty liability during the years are as follows (in thousands):

	2006	2005	2004
Beginning balance	$87	$228	$195
Warranty claims	(28)	(60)	(192)
Accruals for the period	200	(81)	225

Ending balance	$259	$87	$228

Note 11. Lease Financing Obligation

On March 9, 2006, the Company entered into an Agreement for Purchase and Sale of Real Property with Mission West Properties, L.P. The agreement provides for the sale of the Company’s headquarters facility, located at 233 South Hillview Drive in Milpitas, California (the “Hillview facility”), to Mission West Properties, L.P. for a price of $13.4 million in cash. The Company incurred commission and selling costs of $0.8 million. The Hillview facility primarily consists of two connected buildings with approximately 95,700 total square feet (which includes 20,000 square feet of Class 10 clean room), 293 on-site surface parking spaces, and the underlying land with improvements and all fixtures attached thereto. Simultaneously, the Company entered into a Standard Form Lease agreement to lease back the Hillview facility from Mission West Properties, L.P. The lease term is 60 months with average lease payments of approximately $1.4 million per year. Further, the Company will have an option to extend the lease for an additional five years when the current term expires.

The Company provides a security deposit of $1.3 million in the form of an irrevocable standby letter of credit issued to Mission West Properties, L.P. under its $5.0 million revolving line of credit with Silicon Valley Bank. The security deposit is held as security for the faithful performance by Sipex for all of the terms, covenants, and conditions prescribed under the lease agreement. Accordingly, the Company has accounted for this sale and leaseback transaction as a financing transaction shown on the condensed consolidated balance sheet as “lease financing obligation.” With the initial obligation recorded at $12.6 million which represents net proceeds from the sale of the Hillview facility, no gain or loss was recorded upon the sale. The effective-interest rate for the lease financing obligation is 9.3% which approximates the Company’s estimated borrowing rate at that time. Depreciation for the Hillview facility is recorded over the straight-line method for the remaining useful life.

Fiscal year ending December
2007	$1,329
2008	1,368
2009	1,408
2010	1,449
2011	11,454

Total minimum lease payments	17,008
Less: amount representing interest	4,665

Present value of minimum lease payments	12,343
Less: current portion of lease financing obligation	191

Long-term lease financing obligation	$12,152

SIPEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended December 30, 2006, interest expense totaled $927,000 for the lease financing obligation.

Note 12. Convertible Senior Notes

Terms and Conditions

On May 18, 2006, Sipex issued $30.0 million of 5.5% Redeemable Convertible Senior Notes due 2026 (“2006 Notes”) in a private placement. Rodfre, an affiliate of Future, purchased 50% of the 2006 Notes or $15.0 million aggregate principal amount being sold in this offering. The remainder of the 2006 Notes was purchased by other accredited investors. The Company intends to use the net proceeds of approximately $29.0 million for general corporate purposes.

The 2006 Notes will mature on May 18, 2026 and bear interest at an annual rate of 5.5% payable semi-annually on May 15 and November 15 of each year, beginning on November 15, 2006. Sipex may pay interest in cash or, solely at its option, in shares of its common stock. However, Sipex may only make interest payments in shares of its common stock if certain conditions in the indenture are met, including, among other things, that a registration statement related to shares issuable under the terms of the 2006 Notes and related warrants as noted below has been declared effective and is available for the resale of any such interest shares, or other exemption from federal securities laws is available for the resale of such interest shares, and that Sipex’s common stock is listed on the Nasdaq Global Market, the New York Stock Exchange or another national exchange. In addition, common stock used to pay any such interest will be valued at ninety percent (90%) of the market price of the common stock as of two days prior to the date of payment of such interest.

The 2006 Notes are convertible into Sipex’s common stock at any time prior to maturity, initially at a conversion price of $5.36 per share, subject to adjustment upon certain events, including, among other things, dividends, stock splits and recapitalizations. If fully converted, the principal amount of the 2006 Notes would convert into 5,597,015 shares of the Company’s common stock.

At any time prior to maturity, the Company may elect to automatically convert some or all of the 2006 Notes into shares of Sipex’s common stock if the daily closing price of its common stock exceeds one hundred fifty percent (150%) of the then applicable conversion price (initially $8.04 per share) for 20 trading days during any 30 trading-day period ending within 5 days of the notice of automatic conversion and either (a) a registration statement covering the resale of the common stock issued upon conversion is effective and available for use from the date Sipex notifies the holder of the 2006 Notes of the automatic conversion and Sipex reasonably expects such registration statement to remain effective through and including the earlier of the date of the automatic conversion or the last date on which the registration statement registering the resale of such common stock is required to be kept effective under the terms of the registration rights agreement, or (b) the common stock to be issued upon conversion may be sold pursuant to Rule 144(k) under the Securities Act.

At any time on or after May 21, 2009, Sipex may redeem some or all of the 2006 Notes at 100% of the principal amount plus accrued and unpaid interest to, but excluding, the redemption date. If Sipex elects to redeem the 2006 Notes, it will provide notice of redemption to the holders of the 2006 Notes not less than 20 days and not more than 90 days before the redemption date.

The holders of the 2006 Notes may require Sipex to repurchase the 2006 Notes for cash on May 15, 2011, May 15, 2016 or May 15, 2021, at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date.

SIPEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Upon a change of control or a termination of trading that occurs after such time as Sipex’s common stock has been listed for trading on the Nasdaq Global Market, the New York Stock Exchange or other national automated quotation system or securities exchange, the holders of the 2006 Notes may require Sipex to repurchase the 2006 Notes in cash at a price equal to 100% of the principal amount of the 2006 Notes plus accrued and unpaid interest, if any, to, but excluding the applicable repurchase date.

The 2006 Notes contains certain covenants applicable to Sipex, including a covenant restricting the amount of indebtedness that Sipex can incur that is senior or pari passu with the 2006 Notes to an aggregate principal amount of $7.5 million, unless such restriction is waived by holders of over 662/3% of the principal amount of the 2006 Notes then outstanding. In addition, an event of default would occur under the 2006 Notes for a number of reasons, including the Company’s failure to pay when due any principal, interest or late charges on the 2006 Notes, the default and acceleration of indebtedness with the Company’s bank and other lenders in amounts greater than $2.5 million, certain events of bankruptcy and its breach or failure to perform certain representations and obligations under the 2006 Notes. Upon the occurrence of an event of default, the Company’s obligations under the 2006 Notes may become due and payable in accordance with the terms thereof. Further, the holders of the 2006 Notes have imposed dividend restriction on Sipex.

In conjunction with the issuance of the 2006 Notes, the Company issued warrants to purchase an aggregate of 839,552 shares of its common stock to the accredited investors. Each warrant is exercisable for one share of Sipex’s common stock at an initial exercise price of $6.432 per share, subject to adjustment upon certain events, including, among other things, dividends, stock splits and recapitalizations. The warrants are exercisable (in whole or in part) at any time on or before May 18, 2011, unless earlier terminated by Sipex. On December 21, 2006, Rodfre paid $2.7 million to exercise its warrant for 419,776 of Sipex common stock at $6.432 per share. As of December 30, 2006, the affiliates of Future held 8.6 million shares, or 47% of the Company’s outstanding capital stock.

At any time after May 18, 2009, Sipex may terminate the remaining warrants if the closing price of its common stock exceeds 200% of the exercise price for at least 20 trading days during any 30 trading-day period. Such warrants will expire 90 days after the mailing date of the notice of termination. Any unexercised warrants with exercise prices below the then current fair market value as of the date of termination will automatically be deemed exercised in full pursuant to a cashless exercise. Each of the unexercised warrants will expire at 5:00 p.m., New York City time, on May 18, 2011, unless earlier terminated as described above.

As Sipex was not current in its SEC filings by August 15, 2006, Sipex incurred additional interest on the 2006 Notes at an annual rate of 1.5% for the period beginning August 16, 2006 and ending on September 21, 2006, the date that the Company’s filings became current. In addition, Sipex’s common stock was not listed on the Nasdaq Global Market, the New York Stock Exchange or another national exchange or automated quotation system by December 31, 2006. Sipex will pay additional interest on the 2006 Notes at an annual rate of 1.5% for the period beginning January 1, 2007 through the date that its common stock becomes listed for trading on one of the national exchanges.

As part of the 2006 Note agreements, Sipex also entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which Sipex has agreed to file with the SEC a registration statement covering the resale of the 2006 Notes, the warrants and the shares of Sipex’s common stock issuable upon conversion of the 2006 Notes and exercise of the warrants no later than August 15, 2006 and to have the registration statement declared effective no later than December 31, 2006. Since Sipex did not file the registration statement by August 15, 2006, Sipex will be required to pay certain “registration delay payments,” up to an annual rate of 1.2%, as calculated in the Registration Rights Agreement, with respect to solely the 2006 Notes.

SIPEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The aforementioned additional interest and registration delay payments are collectively referred as the penalties (the “penalties”). The Company filed all its late Forms 10-K and 10-Q to the SEC by September 21, 2006 and incurred such penalties and recorded additional interest expense of $119,000 relating to the penalties for the year ended December 30, 2006.

Valuation of the 2006 Notes, Beneficial Conversion Feature, Warrants and Penalties

The 2006 Notes were initially recorded during the second quarter of 2006 at $25.4 million representing their face values of $30.0 million, less estimated fair values of the freestanding warrants ($1.6 million), beneficial conversion feature of the 2006 Notes ($1.6 million), derivatives liability relating to the additional interest expense and registration delay penalties ($134,000), and debt issuance costs ($1.2 million). The difference between the initial recorded value and the face value of the 2006 Notes is being amortized to interest expense using the effective interest method through May 2011. The effective interest rate is 9.5% which approximates the Company’s estimated borrowing rate.

The estimated fair value of the warrants of $1.6 million is accounted for as a freestanding warrant. The Company also recorded the $1.6 million estimated value of the beneficial conversion feature of the 2006 Notes. The Company applied the guidance from Emerging Issues Task Force, “EITF” Issue No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and EITF Issue No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” in accounting for the 2006 Notes, the accompanying warrants and the value of the beneficial conversion feature. Pursuant to EITF Issue No. 05-04 “The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF Issue No. 00-19, ‘Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock’,” the Company combined the obligation to make registration delay payments and other interest penalty payments related to listing of the Company’s stock with the convertible senior notes for accounting purpose. Furthermore, these penalty obligations have been bifurcated from the combined instruments and accounted for as a derivative. The $134,000 derivative liability for the penalties recorded represents the estimate fair value of such obligation as of the date of issuance of the 2006 Notes relating to the penalties to be incurred in the event certain regulatory filings are not made in a timely manner and in the event of non-timely listing of the stock on an exchange. The fair value of the freestanding warrants and the estimated value of the beneficial conversion feature were recorded to increase the additional paid-in capital while the estimated fair value of the penalties was recorded as a derivative liability.

The issuance costs totaled $1.3 million of which $1.2 million related to debt issuance costs and $71,000 related to warrant issuance costs. The $1.2 million, which includes placement agent fees of $900,000 on the $15.0 million of the 2006 Notes not sold to Future, is being amortized as part of interest expense over a five-year period. The Company reduced additional paid-in-capital by $71,000 related to warrant issuance costs.

For the year ended December 30, 2006, Sipex recorded $452,000, which included $119,000 penalties, as an increase to interest expense resulting from the upward revaluation of the estimated fair value of the derivative liability. The estimated fair value of the derivative liability as of December 30, 2006 was $467,000. For the year ended December 30, 2006, the Company recorded interest expense of $1.5 million under the effective interest method which included $1.0 million for interest at 5.5% and $472,000 for amortization of discounts and debt issuance costs.

Note 13. Employee Benefit Plan

The Company has a defined contribution 401(k) retirement plan, covering substantially all employees. Sipex discontinued its 50% match for contributions made by employees up to 6% of their annual compensation in 2002 and started to contribute again in 2003. During 2004 Sipex discontinued the 50% match again. In July 2005, the

SIPEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company reinstated the 401(k) matching plan whereby the Company matches 50% of employee contribution of up to 3% of their annual compensation (or maximum of 1.5% of annual salary). Sipex can also make a discretionary contribution to the plan. Employee contributions vest immediately and employer contributions vest ratably over five years. Participants are entitled, upon termination or retirement, to their vested portion of retirement fund assets which are held by a corporate trustee. During 2006, 2005 and 2004, employer contributions to the plan were approximately $223,000, $106,000, and $137,000, respectively.

Note 14. Commitments and Contingencies

Sipex leases facilities under operating leases expiring through 2015. Rent expense was approximately $614,000, $636,000 and $600,000 for the years ended December 30, 2006, December 31, 2005 and January 1, 2005, respectively. During 2006, the Company received approximately $565,000 in sublease income from four tenants at its facility in Billerica, Massachusetts.

Minimum lease payments under operating leases are approximately as follows (in thousands):

2007	$1,201
2008	522
2009	236
2010	168
2011	147
Thereafter	24

Total	$2,298

On August 21, 2003, Sipex announced an exclusive sourcing agreement with PolarFab, a US-based semiconductor foundry. The Company is under obligation to make minimum purchase commitments based on quarterly rolling forecasts extending out to one year. The Company has also agreed to purchase no less than 50% of the rolling forecast on an ongoing basis through the term of this agreement. The initial term of the agreement is five years with renewals on a negotiated basis. As of December 30, 2006, the minimum purchase commitment with PolarFab was approximately $3.7 million for the following twelve months.

On July 2, 2004, the Company entered into an agreement to use certain licensed tools for circuit design and development as well as maintenance support for a total future payment commitment of $2.5 million over the next three and one-half years. The contract requires the Company to deposit 75% of the total commitment in a certificate of deposit account. As of December 30, 2006, the deposit amount was at $350,000, which is included in the accompanying consolidated balance sheet as restricted cash.

On December 20, 2005, Sipex entered into an agreement to use a fast simulator software tool for improvement of its product development. A commitment of future payments including maintenance support fees totaled $467,000 to be paid over the next three years. The agreement expires on December 19, 2008.

On February 27, 2006, Sipex entered into a definitive Master Agreement with Silan. This transaction was related to closing the Company’s wafer fabrication operations located in Milpitas, California and that Sipex and Silan would work together to enable Silan to manufacture semiconductor wafers using the Company’s process technology. The Master Agreement includes a Process Technology Transfer and License Agreement which contemplates the transfer of eight (8) of the Company’s processes and related product manufacturing to Silan. Once Sipex confirms to Silan that the process qualification wafers and product qualification wafers (under a Wafer Transfer Agreement) conform to the Company’s specifications, Silan shall commence commercial

SIPEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

manufacturing for the Company. Subject to the Company’s option to suspend in whole or in part, there is a purchase commitment under the Wafer Supply Agreement obligating Sipex to purchase from Silan an average of at least one thousand (1,000) equivalent wafers per week, calculated on a quarterly basis, for two years. As of December 30, 2006, Silan had not conformed to the Company’s specifications relating to the process qualification wafers and product qualification wafers.

In May 2006, Sipex entered into a private label agreement with BCD Semiconductor Manufacturing Limited (“BCD”). The Company is obligated to purchase parts no less than one-third of the amount of the rolling six-month forecast. As of December 30, 2006, the minimum purchase commitment with BCD was $0.4 million for the next six months.

In June of 2006, Sipex entered into an agreement for verification software tools used for IC design. A commitment of future payments including maintenance support fees totaled $489,000 to be paid over the next three years. The agreement expires in June 2009.

As of December 30, 2006, Sipex had future wafer purchase commitment totaling approximately $1.0 million with Episil for non-cancelable purchase orders issued. Currently, the Company does not have a minimum purchase agreement with Episil.

Legal Proceedings

The Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business including those described below. The Company defends itself vigorously against any such claims. The outcome of certain of these matters below is currently not determinable, and an unfavorable outcome could have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

Class Action Securities Litigation

Beginning on or about January 24, 2005, four securities class action suits were filed against the Company’s and certain of its current and former officers and directors. All complaints were filed in the United States District Court for the Northern District of California, San Francisco. The captions of the cases were as follows: Keller v. Sipex Corporation, et al., (05-CV-00331) (WHA), Coil Partners LLC v. Sipex Corporation, et al., (05-CV-00392) (WHA), Levy v. Sipex Corporation, et al., (05-CV-00505) (WHA), and Jacobson v. Sipex Corporation, et al., (05-CV-00712) (WHA).

The securities class action suits were filed on behalf of the purchasers of Sipex’s common stock in various class periods, beginning on or about April 10, 2003 and ending on January 20, 2005. The plaintiffs in these cases alleged, among other things, violations of sections 10(b) and 20(a) of the Exchange Act, as amended, and Rule 10b-5 promulgated thereunder, and sought unspecified monetary damages and other relief against all defendants. Specifically, the complaints alleged that Sipex and the individual defendants made false or misleading public statements regarding its financial results during the class periods.

On March 25, 2005, four lead plaintiff motions were filed asking the Court to consolidate the class actions. Prior to the hearing on the lead plaintiff motions, the Levy and Keller plaintiffs voluntarily agreed to dismiss their complaints. On May 12, 2005, the Court consolidated the remaining cases under the caption In re Sipex Corporation Securities Litigation , Master File No. 05-CV-00392. Defendants Clyde Ray Wallin and Doug McBurnie were voluntarily dismissed from the action on August 16, 2005, and defendant Phil Kagel was granted a motion to dismiss on November 17, 2005.

SIPEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On January 18, 2006, the Court preliminarily approved the settlement of the class action lawsuit. The settlement provided for a payment of $6.0 million to the plaintiffs and was entirely funded by proceeds from the Company’s directors’ and officers’ insurance policy. The specific terms for distribution of the settlement fund to class members were disclosed in a notice which was sent to the class members. On April 6, 2006, the United States District Court for the Northern District of California, San Francisco, approved the final settlement of the securities class action lawsuit.

Stockholder Derivative Litigation

On February 8, 2005, a putative stockholder derivative suit was filed in the Superior Court of the State of California, County of San Mateo, on behalf of Sipex against certain of its current and former officers and directors for alleged fiduciary duty violations, gross negligence, unjust enrichment and breach of contract ( Lie v. McBurnie, et al ., CIV444748). On March 25, 2005, a second putative stockholder derivative suit was filed in the Superior Court of the State of California, County of Santa Clara, on behalf of Sipex against certain of its current and former officers and directors for alleged fiduciary duty violations, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment ( Nagdev v. Maghribi, et al ., 105CV038114).

The derivative complaints were based on similar facts and events as those alleged in the securities class action suits. Specifically, the complaints alleged that the individual defendants deliberately damaged Sipex by, among other things, causing the Company to improperly recognize and report revenue, causing Sipex to issue false and misleading statements about its financial results, exposing Sipex to liability for securities fraud, and damaging its reputation.

On April 22, 2005, defendants in the Lie derivative action filed a petition with the Judicial Council of California to coordinate the cases in Santa Clara County Superior Court. The petition was granted on July 13, 2005 and the actions had since been coordinated and consolidated before Judge Komar in Santa Clara Superior Court, under the consolidated caption, Sipex Derivative Cases , Judicial Council Coordination Proceeding No. 4431, Lead Case No 1-05-CV-038114.

On January 23, 2006, the Court approved the settlement of the stockholder derivative action. The settlement provided for a payment of $300,000 to the plaintiffs, pursuant to the terms of the settlement agreement, and the adoption of certain corporate governance measures and the payment of attorneys’ fees and expenses to the derivative plaintiff’s counsel, all of which were funded entirely by proceeds from the Company’s directors’ and officers’ insurance policy.

Government Investigations

On February 18, 2005, Sipex announced that the Securities and Exchange Commission (the “SEC”) had commenced a formal investigation into the same matters as those that were the subject of Sipex’s previously announced internal investigation into the Company’s financial and transactional records with regard to revenue recognition for the years ended December 31, 2003 and January 1, 2005. On September 20, 2006, the Company received a notification from the staff of the SEC that the investigation had been terminated, and no enforcement was recommended to the SEC with respect to Sipex.

DiPietro v. Sipex

In April 2003, Plaintiff Frank DiPietro (former CFO of Sipex Corp.) brought an action against Sipex for his severance benefits. Sipex counterclaimed for approximately $150,000 which was owed under a promissory note signed by Mr. DiPietro. In August 2004, Sipex filed two motions for summary judgment (one for Mr. DiPietro’s

SIPEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

claims against it and one for its counterclaim against Mr. DiPietro under the promissory note). In June 2005, the Middlesex Superior Court granted both Sipex’s Motions for Summary Judgment. As a result, Mr. DiPietro was ordered to pay Sipex $149,486 plus costs and interest which has now appreciated to approximately $222,000 as of December 30, 2006. Interest is added to this amount at twelve (12%) percent per year. Mr. DiPietro filed a notice of appeal on July 19, 2005. In addition, the court has required Mr. DiPietro to post a bond in the amount of $150,000. On December 12, 2006, Sipex appeared before the Appeals Court, for oral arguments.

Sipex v. Lestina

On or about October 26, 2006, Sipex initiated an arbitration proceeding before the American Arbitration Association against one of its distributors, Lestina International. Sipex’s Demand For Arbitration alleges that Lestina breached the Distributor Agreement between Sipex and itself by, inter alia, failing to make timely payments on invoices resulting in a $281,667 unpaid balance, plus interest, owing to Sipex. The Demand also seeks attorneys’ fees and costs of suit.

On or about January 15, 2007, Lestina filed an Answer denying the allegations of Sipex’s Demand and, at the same time, filed its Cross-Complaint for Damages against Sipex in the same arbitration proceeding. In the Cross-Complaint, Lestina asserts, inter alia, that Sipex breached the Distributor Agreement by failing to fulfill all outstanding orders placed by Lestina prior to that Agreement’s termination, and that Sipex committed other acts constituting interference with Lestina’s contractual relations and negligent misrepresentation. Lestina seeks damages in an amount according to proof at trial, attorneys’ fees and costs.

The arbitration is in its early stages, no discovery has taken place. The arbitration hearing has been set to commence on July 25, 2007. The Company believes that its claims against Lestina have merit and that Sipex has meritorious defenses to the claims alleged by Lestina in the Cross-Complaint, and the Company intends to defend against those claims vigorously.

Other Contingencies

Under the terms and conditions of the Company’s sales agreements, Sipex has offered limited intellectual property indemnification to its customers. The indemnity limits the time within which an indemnification claim can be made and the amount of the claim. It is not possible to determine the maximum potential amount due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular situation. Historically, payments made by the Company for this type of claim have not had a material impact on its operating results or financial position.

SIPEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 15. Valuation and Qualifying Accounts

The Company had the following activities for the allowance for sales returns and allowances and bad debt reserves (in thousands):

	Sales Returns and Allowances	Bad Debt Reserves	Total A/R Allowances
Balances at December 31, 2003	$143	$200	$343
Provisions	1,355	(32)	1,323
Charged to other account	350	—	350
Deductions	(489)	(113)	(602)

Balances at January 1, 2005	1,359	55	1,414
Provisions	1,173	311	1,484
Charged to other account	53	—	53
Deductions	(1,485)	(117)	(1,602)

Balances at December 31, 2005	1,100	249	1,349
Provisions	989	(80)	909
Charged to other account	282	—	282
Deductions	(1,568)	(115)	(1,683)

Balances at December 30, 2006	$803	$54	$857

The increases in sales returns and allowances in 2005 and 2004 primarily reflect added provisions for general and specific future returns and allowances from customers as well as price reductions on the Company’s products sold to Future, a related party, under an exclusive distribution agreement. The decrease in sales returns and allowances in 2006 was primarily due to a reduction in the rate of sales returns and allowances.

Note 16. Segment Information and Major Customers

The Company’s Chief Executive Officer (“CEO”) is considered to be the Company’s chief operating decision maker. The Company has organized its operations based on a single operating segment: the development and delivery of high performance analog integrated circuits that are used primarily by original equipment manufacturers operating in the computing, communications and networking infrastructure markets. The CEO reviews financial information presented on a consolidated basis accompanied by disaggregated information about revenues by product family and geographic region for purposes of making operating decisions and assessing financial performance. The disaggregated revenue information reviewed on a product family basis by the CEO includes the interface, power management and optical storage families along with other legacy product families.

The disaggregated information reviewed on a product line basis by the CEO is as follows (in thousands):

	2006	2005	2004
Interface	$44,550	$38,477	$39,622
Power Management	22,780	19,027	21,223
Optical Storage	11,339	14,620	13,824
Other*	81	550	784

Total net sales	$78,750	$72,674	$75,453

*	Mainly legacy and other discontinued products.

SIPEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Although Sipex has operations in Malaysia, China, Taiwan, Japan, South Korea, Germany, Canada and Belgium, substantially all the Company’s operations and long-lived assets reside in the United States.

The Company markets its products primarily from its operations in the United States. International sales are made primarily to customers in Asia and Europe. Information regarding the Company’s net sales derived from products shipped to different geographic regions is as follows (in thousands):

	2006	2005	2004
United States	$16,078	$14,704	$15,203
China	12,790	8,606	7,085
Japan	12,158	16,859	18,520
Singapore	12,058	9,381	9,391
United Kingdom	11,713	11,137	9,220
Taiwan	5,040	6,253	8,654
Asia, other than Japan, Taiwan, Singapore, and China	4,998	1,604	1,997
Germany	1,426	1,413	1,550
France	602	1,421	2,473
Rest of the World	1,887	1,296	1,360

Total net sales	$78,750	$72,674	$75,453

Major customers who accounted for 10% or more as a percentage of total gross accounts receivable are as follows:

	2006	2005
Future Electronics, Inc., a related party	15%	44%
Jetronic Technology	11%	*	%

*	Less than 10%

Major customers who accounted for 10% or more as a percentage of total net sales are as follows:

	2006	2005	2004
Future Electronics, Inc., a related party	43%	44%	39%
Microtek, Inc.	* %	10%	17%
Komatsu	11%	* %	* %

*	Less than 10%

SIPEX CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Note 17. Quarterly Data (Unaudited)

Following are summaries of quarterly consolidated operating results and per share data for the years ended December 30, 2006 and December 31, 2005. Net loss per share is based on the weighted average common and common equivalent shares outstanding during the quarter. Therefore, the total of net loss per share for the four quarters, when added from the following table, may differ from the net loss per share for the respective total years reported elsewhere in this report.

	Quarters Ended
	December 30, 2006	September 30, 2006	July 1, 2006	April 1, 2006
	(In thousands, except per share data)
Fiscal 2006
Net sales	$18,859	$21,024	$21,013	$17,854
Gross profit (loss)	(516)	6,196	3,866	(195	)(2)
Net loss	(14,278)	(6,299)	(6,858)	(13,799	)(2)
Net loss per common share—basic and diluted	(0.80)	(0.35)	(0.39)	(0.78)

	Quarters Ended
	December 31, 2005		October 1, 2005	July 2, 2005		April 2, 2005
	(In thousands, except per share data)
Fiscal 2005
Net sales	$17,242		$17,373	$18,332		$19,727
Gross profit	501	(2)	4,626	3,245		5,377
Net loss	(11,693	)(2)	(5,161)	(16,211	)(1)	(5,042)
Net loss per common share—basic and diluted	(0.66)		(0.29)	(0.91)		(0.28)

(1)	As described in Note 3, in the second quarter of 2005, the Company recognized a $9.4 million impairment charge for its long-lived assets, based upon changes in the planned use for its wafer fabrication assets.
(2)	As described in Note 5, in the fourth quarter of 2005, the Company reduced the remaining estimated depreciation life for its headquarters building and related improvements from 25 years to approximately four months based upon its decision to sell the facility, resulting in an increase in depreciation expense of $6.5 million (including $4.3 million included in cost of sales) and in the first quarter of 2006 of $6.7 million (with $4.5 million included in cost of sales).

Note 18. Subsequent Events

On January 30, 2007, Sipex’s stockholders at a special meeting of stockholders approved a 1-for-2 reverse stock split. The reverse split became effective at 1:31 p.m. Pacific Standard Time on February 23, 2007. The par value of the common stock was not affected by the reverse stock split and remains at $0.01 per share. Consequently, on the Company’s balance sheet, the aggregate par value of the issued common stock was reduced by reclassifying the par value amount of the eliminated shares of common stock to additional paid-in capital in the Company’s consolidated balance sheet. The Company has paid cash in lieu of any fractional shares to which a holder of common stock would otherwise be entitled as a result of the reverse stock split. The number of authorized shares of common stock remains unchanged.

On March 29, 2007, the Company entered into a Securities Purchase Agreement with Rodfre, an affiliate of Future, Sipex’s largest distributor worldwide and an affiliate of its largest stockholder (Alonim Investment Inc.), to provide an unsecured promissory note facility of up to $10.0 million. This facility expires, and the borrowings and accrued interest under any notes issued under this facility are due and payable, on June 30, 2008, or upon certain other events such as a change of control. Borrowings under this promissory note facility bear interest of 9% per annum subject to an increased interest rate of up to 20% in case of default or after maturity. This promissory note facility is subordinate to the Company’s Loan and Security Agreement with Silicon Valley Bank and to its 5.5% Redeemable Convertible Senior Notes due 2026.

SIPEX CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)

(Unaudited)

	March 31, 2007	December 30, 2006
ASSETS
Current assets:
Cash and cash equivalents	$8,135	$13,041
Restricted cash	350	350
Short-term investment securities	399	2,388
Accounts receivable, less allowances of $609 and $551, respectively	4,432	6,222
Accounts receivable, related party, less allowances of $428 and $306, respectively	2,865	949
Inventories	15,790	15,586
Prepaid expenses and other current assets	1,383	1,641

Total current assets	33,354	40,177
Property, plant, and equipment, net	19,686	19,113
Restricted cash—noncurrent	57	57
Other assets	204	202

Total assets	$53,301	$59,549

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current portion of long-term bank borrowing	$667	$667
Current portion of lease financing obligation	205	191
Accounts payable	8,518	10,331
Accrued expenses	7,509	7,185
Accrued restructuring costs	1,346	1,728
Deferred income, related party	5,689	5,543
Deferred income, other	2,459	2,555

Total current liabilities	26,393	28,200
Long-term bank borrowing	1,167	1,333
Long-term lease financing obligation	12,096	12,152
Long-term accrued restructuring costs	—	139
Convertible senior notes	26,025	25,826
Other long-term liabilities	23	24

Total liabilities	65,704	67,674

Commitment and contingencies (Note 15)
Stockholders’ deficit:
Preferred stock, $0.01 par value, 1,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.01 par value, 60,000 shares authorized; 18,687 and 18,390 shares issued and outstanding at March 31, 2007 and December 30, 2006, respectively	187	184
Additional paid-in capital	236,806	234,785
Accumulated deficit	(249,377)	(243,075)
Accumulated other comprehensive loss	(19)	(19)

Total stockholders’ deficit	(12,403)	(8,125)

Total liabilities and stockholders’ deficit	$53,301	$59,549

See accompanying notes to condensed consolidated financial statements

SIPEX CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

(Unaudited)

	For the Three Months Ended
	March 31, 2007	April 1, 2006
Net sales	$8,758	$9,303
Net sales, related party	8,101	8,551

Total net sales	16,859	17,854

Cost of sales	7,073	10,178
Cost of sales, related party	5,347	7,871

Total cost of sales	12,420	18,049

Gross profit (loss)	4,439	(195)

Operating expenses:
Research and development	3,686	5,496
Marketing and selling	3,293	3,656
General and administrative	2,968	4,021
Restructuring and other	63	307

Total operating expenses	10,010	13,480

Loss from operations	(5,571)	(13,675)

Other income (expense):
Interest income	131	49
Interest expense	(834)	(183)
Other, net	1	42

Total other expense, net	(702)	(92)

Loss before income tax expense	(6,273)	(13,767)
Income tax expense	17	32

Net loss	$(6,290)	$(13,799)

Net loss per common share—basic and diluted	$(0.34)	$(0.78)
Weighted average common shares outstanding—basic and diluted	18,547	17,775

See accompanying notes to condensed consolidated financial statements

SIPEX CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	For the Three Months Ended
	March 31, 2007	April 1, 2006
Operating activities:
Net loss	$(6,290)	$(13,799)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation expense	904	933
Depreciation and amortization	518	7,499
Provision for inventories	4	123
Reversal of provision for purchase commitments on excess inventories	(44)	—
Provision for restructuring charges	3	307
Loss on disposal of fixed assets	—	9
Amortization of discount and issuance costs on convertible notes	199	—
Provision for uncollectible receivables and sales returns and allowances	282	153
Changes in assets and liabilities:
Accounts receivable	(408)	(1,529)
Inventories	(156)	21
Prepaid expenses and other current assets	350	(304)
Other assets	(2)	(7)
Accounts payable	(2,015)	2,492
Accrued expenses	356	(934)
Accrued restructuring costs	(522)	(100)
Deferred income	50	437
Other long-term liabilities	(1)	(2)

Net cash used in operating activities	(6,772)	(4,701)

Investing activities:
Proceeds from maturity of short-term investment securities	2,383	—
Purchase of short-term investment securities	(394)	—
Purchase of property, plant, and equipment	(891)	(122)

Net cash provided by (used in) investing activities	1,098	(122)

Financing activities:
Proceeds from issuance of common stock under employee stock option plans	976	—
Proceeds from borrowing—related party	—	7,000
Repayment of borrowing—related party	—	(7,000)
Repayment of short-term bank borrowing	—	(3,000)
Repayment of long-term bank borrowing	(166)	—
Net proceeds from lease financing obligation	—	12,578
Repayment of lease financing obligation	(42)	(113)

Net cash provided by financing activities	768	9,465

Increase (decrease) in cash and cash equivalents	(4,906)	4,642
Cash and cash equivalents at beginning of period	13,041	1,969

Cash and cash equivalents at end of period	$8,135	$6,611

Supplemental cash flow information:
Cash paid during the period for:
Income taxes	$1	$2

Interest	$144	$173

Supplemental disclosure of non-cash investing and financing activities:
Purchase of property, plant and equipment not paid at end of period	$371	$152

Receivable from exercise of stock options	$92	$—

See accompanying notes to condensed consolidated financial statements

SIPEX CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1. Description of Business and Basis of Presentation

Description of Business

Based in Milpitas, California, Sipex Corporation (“Sipex” or “Company”) was incorporated in May 1965 under the laws of the State of Massachusetts. The state of incorporation was changed from Massachusetts to Delaware in October 2003. Sipex designs, manufactures and markets high performance, analog integrated circuits or “ICs” that primarily are used by original equipment manufacturers, or OEMs, operating in the computing, consumer electronics, communications and networking infrastructure markets. Some of the end product applications that contain the Company’s ICs are cellular phones, base stations, computers, DVD players, and digital cameras. The Company’s products are sold either directly or through an international network of manufacturers’ representatives and distributors. The Company is a global company with operations in Asia, Europe and North America.

In an effort to achieve significant cost savings, in the third quarter of 2005, the Company decided to close down the Milpitas wafer fabrication facility and transfer its IC manufacturing processes from there to a wafer fabrication facility operated by Hangzhou Silan Integrated Circuit Co., Ltd. (“Silan”), in Hangzhou, China and a wafer fabrication facility operated by Episil Technologies, Inc. (“Episil”), in Taiwan. Definitive agreements regarding this transfer were entered into in February 2006, and the closure of the Milpitas fabrication facility was completed in early October 2006. In December 2006, the Company announced a workforce reduction plan that was implemented in response to its transitioning to a fabless semiconductor company, de-emphasizing optical products, reducing dependency on commodity products and with the goal of improving its cost structure.

On May 7, 2007, Sipex entered into a definitive merger agreement with Exar Corporation to combine the two companies. Under the terms of the agreement, which was approved by the Boards of Directors of both companies, Sipex stockholders will receive 0.6679 of a share of Exar for each share of Sipex. Exar stockholders will own approximately 67.6% and Sipex stockholders will own approximately 32.4% of Exar after completion of the transaction, which assumes conversion to common stock of Sipex’s outstanding convertible senior notes and related warrants.

Fiscal Year

The Company’s fiscal year is the 52 or 53 weeks ending on the last Saturday in December. Fiscal 2007 and fiscal 2006 are 52-week fiscal years. The first quarter of fiscal year 2007 and 2006 included 91 days from December 31, 2006 to March 31, 2007 and January 1, 2006 to April 1, 2006, respectively.

The Basis of Presentation and Significant Accounting Policies

The accompanying interim unaudited condensed consolidated financial statements have been prepared by Sipex without audit and reflect all adjustments, consisting only of normal recurring adjustments which are, in the opinion of management, necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the interim periods presented. The statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“generally accepted accounting principles”) for interim financial information and in accordance with the instructions to Form 10-Q and Article 10-01 of Regulation S-X. Accordingly, they do not include all information and footnotes required by generally accepted accounting principles for annual consolidated financial statements.

The condensed financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

SIPEX CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

These unaudited interim financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company’s Annual Report on Form 10-K for the year ended December 30, 2006. The results of operations for the three months ended March 31, 2007 are not necessarily indicative of the operating results to be expected for the full fiscal year or future operating periods.

Reverse Stock Split

On January 30, 2007, Sipex’s stockholders at a special meeting of stockholders approved a 1-for-2 reverse stock split. The reverse split became effective at 1:31 p.m. Pacific Standard Time on February 23, 2007. The par value of the common stock was not affected by the reverse stock split and remains at $0.01 per share. Consequently, the aggregate par value of the issued common stock was reduced by reclassifying the par value amount of the eliminated shares of common stock to additional paid-in capital in the Company’s condensed balance sheets. The Company has paid cash in lieu of any fractional shares to which a holder of common stock would otherwise be entitled as a result of the reverse stock split. The number of authorized shares of common stock remains unchanged. All shares and per share amounts, including all common stock equivalents (stock options, warrants and convertible notes) have been adjusted in the condensed consolidated financial statements and in the notes to condensed consolidated financial statements for all periods presented to reflect the reverse stock split.

Revenue Recognition

The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin (“SAB”) 104, “Revenue Recognition.” SAB 104 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured.

Prior to January 1, 2004, the Company entered into arrangements that were not within the original contractual distributor agreements in that the Company allowed return rights and other concessions beyond the levels provided in the distributor agreements. As a result, Company management concluded it is unable to reasonably estimate sales returns for arrangements with its distributor; accordingly, sales and related cost of sales on shipments to distributors are deferred until the resale to the end customer.

Sales to Future Electronics Inc. (“Future”), a distributor and related party (See Note 5), are made under an agreement that provides protection against price reductions of Sipex’s products in Future’s inventory. In addition, Future has stock rotation rights. Pursuant to these stock rotation rights, Future is permitted on a quarterly basis to return for credit up to 5% of its total purchases during the most recent three-month period.

Additionally, the Company is providing Future a quarterly scrap allowance credit against accounts receivable for up to 2% of the most recent three-month purchases when they provide the evidence of destruction of inventory of Sipex’s products up to this quarterly amount. As the price of products sold to Future is not fixed or determinable until resold by Future to the end customer, Sipex is using sell-through revenue recognition and deferring recognition of such sales and related cost of goods sold until the product is sold by Future to its customers.

Under sell-through revenue accounting, accounts receivable are recognized and inventory is relieved upon shipment to the distributor as title to the inventory is transferred upon shipment, at which point the Company has a legally enforceable right to collection under normal terms. The associated sales and cost of sales are deferred

SIPEX CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

by recording “deferred income” (gross profit margin on these sales) as shown on the face of the consolidated balance sheet. When the related product is sold by the Company’s distributors to their end customers, Sipex recognizes previously deferred income as sales and cost of sales.

For non-distributor customers, the Company recognizes revenue when title to the product is transferred to the customers, which occurs upon shipment or delivery, depending upon the terms of the customer order, provided that persuasive evidence of a sales arrangement exists, the price is fixed and determinable, title has transferred, collection of the resulting receivables is reasonably assured, there are no customer acceptance requirements, and there are no remaining significant obligations. Provisions for returns and allowances for non-distributor customers are provided for at the time product sales are recognized. An allowance for sales returns and allowances for customers is recorded based on historical experience or specific identification of an event necessitating an allowance.

From time to time, Sipex develops custom products for various customers under engineering service contracts culminating in delivery of known functional development samples. The Company recognizes revenue under these agreements upon delivery of known functional development samples as delivery of such samples represents the culmination of utility of the contract to the customer and agreed-to milestones. Sipex recognizes the costs associated with these contracts as research and development expenses due to the uncertain nature of the development efforts until delivery of the known functional development samples. Certain of these engineering service contracts include payments in advance of delivery of known functional development samples. These payments are recorded in deferred income, other, until the time of delivery of the functional samples.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is provided by using the straight-line method over their expected useful lives.

In September 2005, the Company tested its Milpitas corporate headquarters facility for impairment given that Sipex believed that there was a significant decline in the market price of the facility and determined that the carrying amount might not be recoverable. The headquarters facility housed the wafer fabrication operations as well as the sales and marketing department, the research and development department and the corporate administration functions. The Milpitas corporate headquarters facility does not have identifiable cash flows that are largely independent of the cash flows of other assets and liabilities of the Company. Accordingly, the Milpitas corporate headquarters facility, which includes all assets located at the Milpitas facility except for the wafer fabrication asset grouping, is included in the asset grouping which includes all assets and liabilities of the Company. No impairment loss was recognized given the carrying value of all assets and liabilities of the Company was less than the fair value, determined based on the quoted market value of the Company.

In November 2005, the Board of Directors approved the sale of the Company’s Milpitas corporate headquarters facility. As a result of this decision, the Company reduced the remaining estimated depreciable life for its headquarters building and related improvements from 25 years to approximately four months (See Note 12 regarding the sale and leaseback arrangement for Sipex’s headquarters facility), or through March 2006, the date the Company expected the sale leaseback of the Milpitas corporate headquarters facility would qualify as a sale. This change resulted in an increase in depreciation expense of $6.7 million (including $4.5 million included in cost of sales) recorded in the first quarter of 2006. For the first quarter of 2007, no such additional depreciation was recorded.

SIPEX CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

In March 2006, the Company revised the remaining depreciable life of the Milpitas corporate headquarters facility when it was determined that the sale leaseback did not qualify as a sale transaction and was required to be accounted for as a financing transaction.

Note 2. Recent Accounting Pronouncements

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments,” an amendment of FASB Statements No. 133 and 140. SFAS No. 155 will be effective for the Company beginning in the first quarter of 2007. The statement permits interests in hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation, to be accounted for as a single financial instrument at fair value, with changes in fair value recognized in earnings. This election is permitted on an instrument-by-instrument basis for all hybrid financial instruments held, obtained, or issued as of the adoption date. The adoption of SFAS No. 155 did not have a material impact on the Company’s financial statements.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) as an interpretation of FASB Statement No. 109, “Accounting for Income Taxes” (“SFAS 109”). This Interpretation clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition of tax benefits previously recognized and additional disclosures for unrecognized tax benefits, interest and penalties. The evaluation of a tax position in accordance with this Interpretation begins with a determination as to whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement for recognition in the financial statements. Sipex adopted FIN 48 in the first quarter of 2007, which resulted in no material impact on the Company’s financial statements (See Note 7).

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. This Statement is required to be adopted by the Company in the first quarter of its fiscal year 2008. The Company is currently assessing the impact of the adoption of this Statement.

In December 2006, the FASB staff issued FSP EITF Issue No. 00-19-2, “Accounting for Registration Payment Arrangements” which specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. This FSP shall be effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to the date of issuance of this FSP. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of this FSP, this guidance shall be effective for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. The Company adopted this FSP in its first

SIPEX CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

quarter of 2007. The adoption did not have a material impact on the Company’s financial statements (See Note 4).

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115.” SFAS No. 159 permits companies to measure many financial instruments and certain other items at fair value at specified election dates. Unrealized gains and losses on these items will be reported in earnings at each subsequent reporting date. The fair value option may be applied instrument by instrument (with a few exceptions), is irrevocable and is applied only to entire instruments and not to portions of instruments. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. This Statement is required to be adopted by the Company in the first quarter of its fiscal year 2008. The Company is currently assessing the impact of the adoption of this Statement.

Note 3. Stock-Based Compensation

Stock Based Compensation Plans

The Company currently maintains five option plans. They are the 1997 Stock Option Plan, 1999 Stock Option Plan, 2000 Non-Qualified Stock Option Plan, 2002 Non-statutory Stock Option Plan and 2006 Equity Incentive Plan under which 0.6 million, 0.6 million, 0.3 million, 1.0 million and 0.8 million shares were reserved for issuance, respectively. The plans generally allow for options which vest ratably over five years from the date of grant for options granted before May 2002 and four years for options granted after April 2002. These options expire ten years from the date of grant. In October 2002, the Board of Directors voted to reduce the number of shares available for issuance under the 2000 Non-qualified Stock Option Plan to 335,995. Approximately 3,742,000 stock options were outstanding as of March 31, 2007 for all plans. As of March 31, 2007, approximately 645,000 stock options were available for grant under all plans.

The Company also has an Employee Stock Purchase Plan (“ESPP”) under which eligible employees may purchase shares of the Company’s common stock through periodic payroll deductions of up to 10% of total compensation at the lesser of (i) 85% of the average market price of the common stock on the first business day of the six-month payment period and (ii) 85% of the average market price of the common stock on the last business day of the six-month payment period. The Company’s ESPP is considered compensatory under the provisions of SFAS 123R.

Under SFAS No. 123R, stock-based compensation expenses for stock option grants are based on the fair value calculated from a stock option pricing model on the date of grant. The Company has utilized the Black-Scholes single option pricing model to determine the fair value for stock option grants. The fair value of stock option grants issued is recognized as compensation expense on a straight-line basis over the requisite service period, which is the vesting period of the grants. Compensation expense recognized is shown in the operating activities section of the consolidated statements of cash flows. In addition, SFAS No. 123R requires the cash flows resulting from the tax benefits from tax deductions in exercise of the compensation cost recognized (excess tax benefits) to be classified as financing cash flows.

As part of the requirements of SFAS No. 123R, the Company is required to estimate potential forfeitures of stock grants and adjust compensation cost recorded accordingly. The estimate of forfeitures will be adjusted over the requisite service period to the extent that actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized in the period of change and will also impact the amount of stock compensation expenses to be recognized in future periods.

SIPEX CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Valuation Assumptions

Valuation Method—The Company estimates the fair value of stock options granted by using the Black Scholes valuation model.

Expected Term—The Company has elected to use the “Simplified Method” outlined in SAB 107 to determine the expected term of its stock option grants.

Volatility—Volatility is based upon the Company’s historical stock price volatility. The Company considered historical volatility of a period generally commensurate with the expected or contractual term, as applicable, of the share option.

Risk Free Interest Rate—The Company continues to use the risk-free rate based on the U.S. Treasury yield curve in effect at the time of grant for the expected term of the option to be valued.

Dividend Yield—The Company does not currently intend to pay cash dividends. Therefore, the Company has assumed a dividend yield of zero.

The fair value of the Company’s stock-based awards to employees was estimated using the following weighted-average assumptions for the grants made in the three months ended March 31, 2007 and April 1, 2006:

	Stock Option Plans		ESPP
	March 31, 2007	April 1, 2006	March 31, 2007	April 1, 2006
Expected life of options	6 years	6 years	6 months	N/A
Volatility	85%	92%	46%	N/A
Risk-free interest rate	4.7%	4.5%	5.1%	N/A
Dividend yield	—	—	—	N/A
Weighted average fair value options granted	$6.88	$3.40	$2.76	N/A

Stock-Based Compensation Expense

The following table shows total employee and non-employee stock-based compensation expense recognized in the condensed consolidated statement of operations for the three months ended March 31, 2007 and April 1, 2006, pursuant to SFAS No. 123R (in thousands):

	March 31, 2007	April 1, 2006
Cost of sales	$111	$127
Research and development	231	338
Marketing and selling	258	190
General and administrative	304	278

Stock-based compensation expense before income tax effect	904	933
Less income tax effect	—	—

Stock-based compensation expense after income tax effect	$904	$933

At March 31, 2007, there was approximately $219,000 of total compensation cost capitalized in inventory.

SIPEX CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

At March 31, 2007, there was a total of $6.5 million unrecognized compensation cost, net of estimated forfeitures, related to non-vested stock option awards which is expected to be recognized over a weighted-average period of approximately 33 months.

As a result of adopting SFAS No. 123R on January 1, 2006, the Company’s loss before income taxes and net loss for the three months ended March 31, 2007 and April 1, 2006 included approximately $904,000 and $891,000, respectively, of employee stock-based compensation expense.

Stock Options Activities

The following is a summary of option activity for the Company’s stock option plans for the three months ended March 31, 2007 (in thousands, except per share amounts):

	Number of Options	Weighted Average Exercise	Weighted Average Remaining Contractual	Aggregate Intrinsic Value
	(in thousands)	Price	Term (in years)	(in thousands)
Outstanding at December 30, 2006	3,761	$5.88	7.81	$17,518
Granted	381	$9.24
Exercised	(297)	$3.60
Forfeited or expired	(103)	$6.35

Outstanding at March 31, 2007	3,742	$6.39	7.86	$12,748

Vested and expected to vest at March 31, 2007	3,508	$6.41	7.80	$12,061

Exercisable at March 31, 2007	1,752	$6.77	6.81	$6,918

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying options and the quoted price of the Company’s common stock that were in-the-money at March 31, 2007 and April 1, 2006. During the three months ended March 31, 2007, the aggregate intrinsic value of options exercised under the Company’s stock option plans was $1.7 million. For the three months ended April 1, 2006, there was no aggregate intrinsic value as no stock options were exercised during that period.

There were no purchases of common stock made under the Company’s Employee Stock Purchase Plan in the first quarter of 2007 and 2006. As of March 31, 2007, approximately 122,000 shares were available for issuance under the Plan.

Note 4. Stockholder’s Deficit

Net Loss per Share

Basic net loss per share is based upon the weighted average number of common shares outstanding. Diluted net loss per share is based upon the weighted average number of common and common equivalent shares outstanding assuming dilution. Common equivalent shares, consisting of outstanding stock options, convertible debt and warrants, are included in the per share calculations where the effect of their inclusion would be dilutive. As the Company had a net loss for the three months ended March 31, 2007 and April 1, 2006, the weighted average number of common shares outstanding equals the weighted average number of common and common equivalent shares assuming dilution.

SIPEX CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

A reconciliation of basic weighted average common shares with diluted weighted average shares is as follows (in thousands):

	March 31, 2007	April 1, 2006
Weighted average common shares outstanding—basic	18,547	17,775
Net effect of dilutive potential common shares outstanding based on the treasury stock method using the average market price	—	—

Weighted average common shares outstanding—diluted	18,547	17,775

Antidilutive potential common shares excluded from the weighted average common shares outstanding for net loss per share calculation are as follows (in thousands, except per-share information):

	March 31, 2007	April 1, 2006
Option shares outstanding	3,742	3,490
Weighted average exercise price of option shares outstanding	$6.39	$5.60
Convertible notes of $30.0 million issued on May 18, 2006 (conversion price at $5.36)	5,597	—
Warrants issued on May 18, 2006 with the above convertible notes (exercise price at $6.432)	420	—

Comprehensive Loss

Comprehensive income (loss) is the total of net income (loss) and all other revenue, expenses, gains and losses recorded directly in equity. The Company’s “other comprehensive loss” consists of foreign currency translation adjustments. The comprehensive loss equals the net loss for the three months ended March 31, 2007 and April 1, 2006 as there were no foreign currency translation adjustments and no tax effect on the components of other comprehensive loss for such periods.

SIPEX CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Stockholders’ Deficit

In the first quarter of 2007, the Company adopted FSP EITF Issue No. 00-19-2, “Accounting for Registration Payment Arrangements,” which specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, “Accounting for Contingencies.” As a result of the adoption, the Company’s beginning balance for accumulated deficit and the derivative liability were increased by $12,000. A reconciliation of the activity in the stockholders’ deficit accounts for the quarter ended March 31, 2007 is as follows:

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity (Deficit)
	Number of Shares	$0.01 Par Value
Balances at December 30, 2006	18,390	$184	$234,785	$(243,075)	$(19)	$(8,125)
Cumulative effect of adoption of FSP EITF Issue No. 00-19-2				(12)		(12)
Net loss and comprehensive loss	—	—	—	(6,290)	—	(6,290)
Issuance of common stock under employee stock option plans	297	3	1,065	—	—	1,068
Stock-based compensation	—	—	956	—	—	956

Balances at March 31, 2007	18,687	$187	$236,806	$(249,377)	$(19)	$(12,403)

Note 5. Related Party Transactions

Future is a related party and its affiliates own approximately 8.6 million shares or 46% of Sipex’s outstanding common stock as of March 31, 2007. Sipex has a distribution agreement that provides for Future to act as the Company’s sole distributor for certain products within North America and Europe. Sales to Future are made under an agreement that provides protection against price reduction for its inventory of Sipex’s products. The Company recognizes revenue on sales to Future under the distribution agreement when Future sells the products to end customers. Future has historically accounted for a significant portion of the Company’s revenues. It is the Company’s largest distributor worldwide and accounted for 48% of its total net sales for the three months ended March 31, 2007 and April 1, 2006.

From time to time, Future provides services and/or incurs expenses on behalf of the Company. The fair value of the unreimbursed expenses and uncompensated services rendered by Future has been recorded in the Company’s condensed consolidated financial statements as capital contributions. For the three months ended March 31, 2007 and April 1, 2006, there were no such un-reimbursed expenses or uncompensated services rendered by Future.

In addition, Sipex incurred expense to Future totaling approximately $2,000 for marketing promotional materials, temporary accounting services and used furniture sold to the Company for the three months ended March 31, 2007. No such expenses were recorded for the three months ended April 1, 2006.

On January 19, 2006, Sipex completed a $7.0 million private loan financing in which the Company issued a 9% secured note with convertible interest due January 19, 2008 to the affiliates of Future, which could provide

SIPEX CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

these affiliates with the opportunity to obtain additional shares of Sipex’s common stock. The loan was repaid in March 2006. For the three months ended April 1, 2006, Sipex incurred interest expense totaling $86,000 related to the $7.0 million note with Future.

As discussed in Note 13, on May 16, 2006, Sipex placed $30.0 million of its 5.5% Redeemable Convertible Senior Notes (“2006 Notes”) due 2026 and related warrants in a private placement transaction to accredited investors in reliance on Regulation D under the Securities Act of 1933, as amended (the “Securities Act”). Rodfre Holdings LLC (“Rodfre”), an affiliate of Alonim Investments Inc., Sipex’s largest stockholder, and an affiliate of Future, purchased 50% of the 2006 Notes or $15.0 million aggregate principal amount being placed in this offering. The 2006 Notes will mature on May 18, 2026 and bear interest at an annual rate of 5.5% payable semi-annually on May 15 and November 15 of each year, beginning on November 15, 2006. On December 21, 2006, Rodfre paid $2.7 million to exercise its warrant for 419,776 shares of Sipex common stock at $6.432 per share. As of March 31, 2007, the affiliates of Future held 8.6 million shares, or 46% of the Company’s outstanding common stock.

Interest expense incurred by Sipex relating to the $15.0 million portion of 2006 Notes sold to Rodfre totaled $380,000 for the three months ended March 31, 2007.

On September 8, 2006, Sipex appointed two executive vice presidents of Future to its Board of Directors. The Board has determined that both new directors are not independent within the meaning of Rule 4200(a) (15) of the NASDAQ Manual by virtue of their relationships with Future. Accordingly, the Board does not expect to appoint them to any standing committees of the Board. In connection with their appointment as directors, both new directors have agreed to recuse themselves from any Board discussions that relate to transactions between Sipex and Future.

On March 29, 2007, the Company entered into a Securities Purchase Agreement with Rodfre to provide an unsecured promissory note facility of up to $10.0 million. This facility expires, and the borrowings and accrued interest under any notes issued under this facility are due and payable, on June 30, 2008, or upon certain other events such as a change of control. Borrowings under this promissory note facility bear interest of 9% per annum subject to an increased interest rate of up to 20% in case of default or after maturity. This promissory note facility is subordinate to the Company’s Loan and Security Agreement with Silicon Valley Bank and to its 5.5% Redeemable Convertible Senior Notes due 2026. No borrowing was made under the promissory note facility in the first quarter of 2007.

Note 6. Restructuring and Other

Below is a summary of the activities related to restructuring (in thousands):

	Facility Costs	Employee Costs	Total Restructuring Costs
Accrual balance, December 30, 2006	$993	$874	$1,867
Incurred in 2007	—	8	8
Charges utilized	(209)	(384)	(593)
Sub-lease income received	69	—	69
Adjustments to accrual	18	(23)	(5)

Accrual balance, March 31, 2007	$871	$475	$1,346

SIPEX CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

In the addition to the restructuring costs incurred above, in the first quarter of 2007, the Company incurred $60,000 of facility costs related to the unused fabrication portion of the Company’s headquarters facility in Milpitas, California, due to the transfer of wafer fabrication to Silan.

During the three months ended March 31, 2007, for the unused portion of the Billerica facility initiated in October 2003, the Company utilized the restructuring accrual totaling $188,000 which primarily consisted of lease costs. Adjustments to the accrual for the Billerica facility primarily related to sub-lease income of $69,000 recorded on a cash basis due to the uncertainty of collectibility.

During the three months ended March 31, 2007, for a workforce reduction plan initiated in the fourth quarter of 2006, the Company utilized $384,000. For facility costs related to the Milpitas wafer fabrication closure, restructuring charges utilized for the three months ended March 31, 2007, totaling $21,000, was for facility decontamination.

As of March 31, 2007, the balance of the restructuring accrual primarily consisted of employee severance costs, contract termination costs and facility lease costs. These costs are expected to be paid over the next 12 months. The balance of the accrual as of March 31, 2007 totaled $1.3 million, all of which was the short-term portion.

Note 7. Income Tax

The Company adopted the provisions of Financial Standards Accounting Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes ,” (“FIN 48”) an interpretation of FASB Statement No. 109 (“SFAS 109”) on December 31, 2006. As a result of the implementation of FIN 48, the Company recognized no material adjustment in the liability for unrecognized income tax benefits. At the adoption date of December 31, 2006, the Company had approximately $2.4 million of unrecognized tax benefits, all of which would affect its effective tax rate if recognized before consideration of changes in valuation allowance. At March 31, 2007, the Company had $2.5 million of unrecognized tax benefits. In addition, the Company recognizes interest and penalties related to uncertain tax positions in income tax expense. At the adoption date of December 31, 2006, the Company had approximately $53,000 of accrued interest and penalties for uncertain tax positions primarily from its foreign operations. For the three months ended March 31, 2007, the Company accrued $4,000 of interest and penalties related to its uncertain tax positions.

At December 30, 2006, the Company had approximately $207.4 million, $73.6 million, and $131.7 million of federal, California, and Massachusetts net operating loss carryforwards, respectively. The Company believes it has had multiple ownership changes, as defined by Section 382 of the Internal Revenue Code (IRC), due to significant stock transactions in previous years that will limit the future realization of its net operating loss carryforwards. Based on estimates prepared to date, the Company believes Section 382 could result in the forfeiture of approximately $75.4 million of net operating loss carryforwards for federal income tax purposes and $31.5 million of net operating loss carryforwards for Massachusetts income tax purposes. Management believes there could also be an impact on the Company’s ability to utilize California net operating loss carryforwards as a result of Section 382. As the Company’s analysis is incomplete, these estimates are uncertain. The net operating loss carryforwards begin to expire in 2007 for federal and Massachusetts purposes and 2012 for California purposes.

As of December 30, 2006, the Company had research and development tax credit carryforwards of approximately $3.1 million, $3.5 million, and $0.1 million which can be used to reduce future federal, California,

SIPEX CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

and Massachusetts income taxes, respectively. Federal research and development tax credit carryforwards will expire beginning in fiscal 2010 through 2026. California and Massachusetts research and development tax credits will carry forward indefinitely. In addition, based on estimates prepared to date, the Company believes that $2.0 million of the federal research tax credit carryforwards could be subject to forfeiture due to Section 382 ownership changes under IRC Section 383.

As of December 30, 2006, the Company had unused California manufacturers’ investment credits of approximately $2.1 million, which will expire beginning in fiscal 2007 through 2013. Management believes there could also be an impact on the Company’s ability to utilize the California manufacturers’ investment credits as a result of Section 382.

The Company has recorded a 100% valuation allowance against its net deferred tax assets, due to the uncertainty regarding the magnitude of the Section 382 and 383 limitations as well as uncertainty concerning future taxable income.

Sipex’s income tax expense primarily relates to its foreign operations as the Company continues to incur losses from domestic operations. The Company recorded income tax expense of $17,000 and $32,000 for the three months ended March 31, 2007 and April 1, 2006, respectively.

Note 8. Inventories

Inventories are as follows (in thousands):

	March 31, 2007	December 30, 2006
Raw materials	$466	$768
Work-in-process	11,348	10,518
Finished goods	3,976	4,300

Total	$15,790	$15,586

Note 9. Accrued Expenses

Accrued expenses are as follows (in thousands):

	March 31, 2007	December 30, 2006
Accrued compensation and benefits	$3,427	$2,815
Accrued provision for purchase commitment on excess inventories	1,007	1,417
Accrued interest and related derivative liability	889	679
Accrued audit fees	563	574
Accrued commissions	350	444
Accrued income taxes	343	340
Accrued warranty	342	259
Accrued legal fees	160	251
Accrued royalties	45	19
Other	383	387

	$7,509	$7,185

SIPEX CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Note 10. Borrowing Arrangements

On July 21, 2005, Sipex entered into a Loan and Security Agreement (the “Agreement”), as amended, with Silicon Valley Bank, which has an expiration date of September 29, 2007. The Agreement provides for a secured revolving line of credit with aggregate borrowings up to $5,000,000 limited to the available borrowing base (eligible accounts receivable as defined in the Agreement) plus $2,000,000. Available borrowings are further reduced by letters of credit which may be issued under the Agreement on behalf of the Company. Borrowings under the revolving line of credit bear an interest rate, chosen by the Company, either at the bank’s prime rate or LIBOR rate (depending upon the interest period of one, two or three months selected by Sipex) plus 2.75%. Under the Agreement, Sipex has granted the bank a security interest in all presently existing and later acquired collateral, including but not limited to goods, equipment, inventory, contract rights, and financial assets with the exception of Sipex’s headquarters property in Milpitas, California, which was sold in March 2006 (See Note 12). On March 9, 2006, Sipex entered into a sale and leaseback transaction with Mission West Properties, L.P. for its headquarters facility, located at 233 South Hillview Drive in Milpitas, California. Sipex has provided a security deposit of $1,265,000 in the form of an irrevocable standby letter of credit issued to Mission West Properties, L.P. under its $5,000,000 line of credit with Silicon Valley Bank. In respect to financial covenants, the Agreement requires the Company to maintain a minimum liquidity ratio for each quarter ended not less than 2.50:1.00 which is calculated as the sum of (i) unrestricted cash and cash equivalents, short-term marketable securities and 50% of consolidated accounts divided by (ii) the outstanding borrowings from the bank. In addition, Sipex is required to maintain a minimum amount of tangible net worth (as defined in the Agreement) as of the last day of each quarter.

The Agreement contains additional affirmative covenants, including, among others, covenants regarding the payment of taxes and other obligations, maintenance of insurance, reporting requirements and compliance with applicable laws and regulations. In addition, the Agreement contains negative covenants limiting the Company’s ability to dispose of assets, change its business plans, be acquired or beneficially owned, merge or consolidate, incur indebtedness, grant liens, make investments, pay dividends, repurchase stock, and pay subordinated debt. The agreement contains events of default that include, among others, non-payment of principal, interest or fees, inaccuracy of representations and warranties, violations of covenants, bankruptcy and insolvency events, any material adverse change, material judgments, cross defaults to certain other indebtedness and seizure of assets. The occurrence of an event of default will increase the applicable rate of interest by 5.0% and would, unless waived by Silicon Valley Bank, result in the immediate payment of all of its obligations under the agreement. As of March 31, 2007, the unused portion of the line of credit was $3,735,000.

As part of the Agreement, in addition to the $5,000,000 secured revolving line of credit, Sipex can borrow under the term loans from September 28, 2006 to December 31, 2006 in an aggregate amount not to exceed $2,000,000. Interest accrues from the date of each term loan at a fixed rate of 9.25%. Each term loan shall be payable in thirty-six (36) equal monthly installments of principal plus accrued interest. When repaid or prepaid, the term loan may not be re-borrowed. As of March 31, 2007, $1,834,000 was outstanding under the term loan, of which $667,000 was the short-term portion and $1,167,000 was the long-term portion. If Sipex is unable to satisfy the financial covenant requirements and is unable to obtain a waiver from the bank, the Company may be required to repay the outstanding borrowing amounts and/or classify such amounts as short-term bank borrowing. For the three months ended March 31, 2007, the interest expense incurred for the loan was approximately $44,000.

On March 29, 2007, the Company entered into a Securities Purchase Agreement with Rodfre, an affiliate of Future. This agreement creates a promissory note facility that provides that from time to time the Company may issue to Rodfre up to $10.0 million of 9% Unsecured Junior Notes in exchange for cash equal to the principal amounts of each note. The notes have customary events of default, including defaults upon failure to pay interest

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(Unaudited)

or principal amounts when due, breach of covenants (with a 15-day grace period), breach of representations and warranties, default on other indebtedness in excess of $1.0 million, or upon insolvency events. The holders of the notes will also have the option of demanding repayment of any outstanding amounts owed pursuant to the notes within 30 days of a change of control of Sipex. As of March 31, 2007, there was no borrowing against the promissory note facility.

Note 11. Accrued Warranty

The Company’s products are sold with warranties ranging from one to two years depending upon the customers. Reserve requirements are recorded in the period of sale and are based on an assessment of the products sold with warranty and historical warranty costs incurred. The Company also assesses its pre-existing warranty obligations and may adjust the amounts based on actual experience or changes in future expectations.

Changes in Sipex’s warranty liability for the three months ended March 31, 2007 and April 1, 2006 are as follows (in thousands):

	For the Three Months Ended
	March 31, 2007	April 1, 2006
Beginning accrued warranty	$259	$87
Warranty claims	(16)	(2)
Accruals for the period	99	(35)

Ending accrued warranty	$342	$50

Note 12. Lease Financing Obligation

On March 9, 2006, the Company entered into an Agreement for Purchase and Sale of Real Property with Mission West Properties, L.P. The agreement provides for the sale of the Company’s headquarters facility, located at 233 South Hillview Drive in Milpitas, California (the “Hillview facility”), to Mission West Properties, L.P. for a price of $13.4 million in cash. The Company incurred commission and selling costs of $0.8 million. The Hillview facility primarily consists of two connected buildings with approximately 95,700 total square feet (which includes 20,000 square feet of Class 10 clean room), 293 on-site surface parking spaces, and the underlying land with improvements and all fixtures attached thereto. Simultaneously, the Company entered into a Standard Form Lease agreement to lease back the Hillview facility from Mission West Properties, L.P. The lease term is 60 months with average lease payments of approximately $1.4 million per year. Further, the Company will have an option to extend the lease for an additional five years when the current term expires.

The Company provided a security deposit of $1.3 million in the form of an irrevocable standby letter of credit issued to Mission West Properties, L.P. under the Company’s $5.0 million revolving line of credit with Silicon Valley Bank. The security deposit is held as security for the faithful performance by Sipex for all of the terms, covenants, and conditions prescribed under the lease agreement. Accordingly, the Company has accounted for this sale and leaseback transaction as a financing transaction shown on the condensed consolidated balance sheet as “lease financing obligation.” With the initial obligation recorded at $12.6 million, which represents net proceeds from the sale of the Hillview facility, no gain or loss was recorded upon the sale. The effective interest rate for the lease financing obligation is 9.3% which approximates the Company’s estimated borrowing rate at that time. Depreciation for the Hillview facility is recorded over the straight-line method for the remaining useful life.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Future minimum lease payments for the lease financing obligation as of March 31, 2007 are as follows (in thousands):

Fiscal year ending December

2007 (remaining 9 months)	$1,002
2008	1,368
2009	1,408
2010	1,449
2011	11,453

Total minimum lease payments	16,680
Less: amount representing interest	4,379

Present value of minimum lease payments	12,301
Less: current portion of lease financing obligation	205

Long-term lease financing obligation	$12,096

For the three months ended March 31, 2007, interest expense totaled $286,000 for the lease financing obligation.

Note 13. Convertible Senior Notes

Terms and Conditions

On May 18, 2006, Sipex issued $30.0 million of 5.5% Redeemable Convertible Senior Notes due 2026 (“2006 Notes”) in a private placement. Rodfre, an affiliate of Future, purchased 50% of the 2006 Notes or $15.0 million aggregate principal amount being sold in this offering. The remainder of the 2006 Notes was purchased by other accredited investors. The Company intends to use the net proceeds of approximately $29.0 million for general corporate purposes.

The 2006 Notes will mature on May 18, 2026 and bear interest at an annual rate of 5.5% payable semi-annually on May 15 and November 15 of each year, beginning on November 15, 2006. Sipex may pay interest in cash or, solely at its option, in shares of its common stock. However, Sipex may only make interest payments in shares of its common stock if certain conditions in the indenture are met, including, among other things, that a registration statement related to shares issuable under the terms of the 2006 Notes and related warrants as noted below has been declared effective and is available for the resale of any such interest shares, or other exemption from federal securities laws is available for the resale of such interest shares, and that Sipex’s common stock is listed on the Nasdaq Capital Market Exchange, the New York Stock Exchange or another national exchange. In addition, common stock used to pay any such interest will be valued at ninety percent (90%) of the market price of the common stock as of two days prior to the date of payment of such interest.

The 2006 Notes are convertible into Sipex’s common stock at any time prior to maturity, initially at a conversion price of $5.36 per share, subject to adjustment upon certain events, including, among other things, dividends, stock splits and recapitalizations. If fully converted, the principal amount of the 2006 Notes would convert into 5,597,015 shares of the Company’s common stock.

At any time prior to maturity, the Company may elect to automatically convert some or all of the 2006 Notes into shares of Sipex’s common stock if the daily closing price of its common stock exceeds one hundred

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

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fifty percent (150%) of the then applicable conversion price (initially $8.04 per share) for 20 trading days during any 30 trading-day period ending within 5 days of the notice of automatic conversion and either (a) a registration statement covering the resale of the common stock issued upon conversion is effective and available for use from the date Sipex notifies the holder of the 2006 Notes of the automatic conversion and Sipex reasonably expects such registration statement to remain effective through and including the earlier of the date of the automatic conversion or the last date on which the registration statement registering the resale of such common stock is required to be kept effective under the terms of the registration rights agreement, or (b) the common stock to be issued upon conversion may be sold pursuant to Rule 144(k) under the Securities Act.

At any time on or after May 21, 2009, Sipex may redeem some or all of the 2006 Notes at 100% of the principal amount plus accrued and unpaid interest to, but excluding, the redemption date. If Sipex elects to redeem the 2006 Notes, it will provide notice of redemption to the holders of the 2006 Notes not less than 20 days and not more than 90 days before the redemption date.

The holders of the 2006 Notes may require Sipex to repurchase the 2006 Notes for cash on May 15, 2011, May 15, 2016 or May 15, 2021, at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, to, but excluding, the applicable repurchase date.

Upon a change of control or a termination of trading that occurs after such time as Sipex’s common stock has been listed for trading on the Nasdaq Capital Market Exchange, the New York Stock Exchange or other national automated quotation system or securities exchange, the holders of the 2006 Notes may require Sipex to repurchase the 2006 Notes in cash at a price equal to 100% of the principal amount of the 2006 Notes plus accrued and unpaid interest, if any, to, but excluding the applicable repurchase date.

The 2006 Notes contain certain covenants applicable to Sipex, including a covenant restricting the amount of indebtedness that Sipex can incur that is senior or pari passu with the 2006 Notes to an aggregate principal amount of $7.5 million, unless such restriction is waived by holders of over 66 2/3% of the principal amount of the 2006 Notes then outstanding. In addition, an event of default would occur under the 2006 Notes for a number of reasons, including the Company’s failure to pay when due any principal, interest or late charges on the 2006 Notes, the default and acceleration of indebtedness with the Company’s bank and other lenders in amounts greater than $2.5 million, certain events of bankruptcy and its breach or failure to perform certain representations and obligations under the 2006 Notes. Upon the occurrence of an event of default, the Company’s obligations under the 2006 Notes may become due and payable in accordance with the terms thereof. Further, the holders of the 2006 Notes have imposed dividend restriction on Sipex.

In conjunction with the issuance of the 2006 Notes, the Company issued warrants to purchase an aggregate of 839,552 shares of its common stock to the accredited investors. Each warrant is exercisable for one share of Sipex’s common stock at an initial exercise price of $6.432 per share, subject to adjustment upon certain events, including, among other things, dividends, stock splits and recapitalizations. The warrants are exercisable (in whole or in part) at any time on or before May 18, 2011, unless earlier terminated by Sipex. On December 21, 2006, Rodfre paid $2.7 million to exercise its warrant for 419,776 of Sipex common stock at $6.432 per share. As of March 31, 2007, the affiliates of Future held 8.6 million shares, or 46% of the Company’s outstanding capital stock.

At any time after May 18, 2009, Sipex may terminate the remaining warrants if the closing price of its common stock exceeds 200% of the exercise price for at least 20 trading days during any 30 trading-day period. Such warrants will expire 90 days after the mailing date of the notice of termination. Any unexercised warrants with exercise prices below the then current fair market value as of the date of termination will automatically be

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(Unaudited)

deemed exercised in full pursuant to a cashless exercise. Each of the unexercised warrants will expire at 5:00 p.m., New York City time, on May 18, 2011, unless earlier terminated as described above.

As Sipex was not current in its SEC filings by August 15, 2006, Sipex incurred additional interest on the 2006 Notes at an annual rate of 1.5% for the period beginning August 16, 2006 and ending on September 21, 2006, the date that the Company’s filings became current. In addition, Sipex’s common stock was not listed on the Nasdaq Capital Market Exchange, the New York Stock Exchange or another national exchange or automated quotation system by December 31, 2006. Sipex will pay additional interest on the 2006 Notes at an annual rate of 1.5% for the period beginning January 1, 2007 through the date that its common stock becomes listed for trading on one of the national exchanges. The Company’s common stock was traded on Nasdaq Capital Market Exchange on April 11, 2007.

As part of the 2006 Note agreements, Sipex also entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which Sipex has agreed to file with the SEC a registration statement covering the resale of the 2006 Notes, the warrants and the shares of Sipex’s common stock issuable upon conversion of the 2006 Notes and exercise of the warrants no later than August 15, 2006 and to have the registration statement declared effective no later than December 31, 2006. Since Sipex did not file the registration statement by August 15, 2006, Sipex will be required to pay certain “registration delay payments,” up to an annual rate of 1.2%, as calculated in the Registration Rights Agreement, solely with respect to the 2006 Notes.

The aforementioned additional interest and registration delay payments are collectively referred as the penalties (the “penalties”). The Company incurred such penalties and recorded additional interest expense of $183,000 for the three months ended March 31, 2007.

Valuation of the 2006 Notes, Beneficial Conversion Feature, Warrants and Penalties

The 2006 Notes were initially recorded during the second quarter of 2006 at $25.4 million representing their face values of $30.0 million, less estimated fair values of the freestanding warrants ($1.6 million), beneficial conversion feature of the 2006 Notes ($1.6 million), derivatives liability relating to the additional interest expense and registration delay penalties ($134,000), and debt issuance costs ($1.2 million). The difference between the initial recorded value and the face value of the 2006 Notes is being amortized to interest expense using the effective interest method through May 2011. The effective interest rate is 9.5% which approximates the Company’s estimated borrowing rate.

The estimated fair value of the warrants of $1.6 million is accounted for as a freestanding warrant. The Company also recorded the $1.6 million estimated value of the beneficial conversion feature of the 2006 Notes. The Company applied the guidance from Emerging Issues Task Force, “EITF” Issue No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios” and EITF Issue No. 00-27, “Application of Issue No. 98-5 to Certain Convertible Instruments” in accounting for the 2006 Notes, the accompanying warrants and the value of the beneficial conversion feature. Pursuant to EITF Issue No. 05-04 “The Effect of a Liquidated Damages Clause on a Freestanding Financial Instrument Subject to EITF Issue No. 00-19, ‘Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,’” , the Company combined the obligation to make registration delay payments and other interest penalty payments related to listing of the Company’s stock with the convertible senior notes for accounting purposes. Furthermore, these penalty obligations have been bifurcated from the combined instruments and accounted for as a derivative. The $134,000 derivative liability for the penalties recorded represents the

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(Unaudited)

estimated fair value of such obligation as of the date of issuance of the 2006 Notes relating to the penalties to be incurred in the event certain regulatory filings are not made in a timely manner and in the event of non-timely listing of the stock on an exchange. The fair value of the freestanding warrants and the estimated value of the beneficial conversion feature were recorded to increase the additional paid-in capital while the estimated fair value of the penalties was recorded as a derivative liability.

The issuance costs totaled $1.3 million of which $1.2 million related to debt issuance costs and $71,000 related to warrant issuance costs. The $1.2 million, which includes placement agent fees of $900,000 on the $15.0 million of the 2006 Notes not sold to Future, is being amortized as part of interest expense over a five-year period. The Company reduced additional paid-in-capital by $71,000 related to warrant issuance costs.

For the three months ended March 31, 2007, Sipex recorded a net interest expense reduction of approximately $115,000, which included $183,000 penalties, primarily due to early than expected listing of Sipex’s common stock on the Nasdaq Capital Market Exchange resulting in a downward revaluation of the estimated future payments of the derivative liability. The estimated total future payment of the derivative liability as of March 31, 2007 was $182,000, in accordance with the FSP EITF Issue No. 00-19-2, “Accounting for Registration Payment Arrangements.”

For the three months ended March 31, 2007, the Company recorded interest expense of $612,000 under the effective interest method which included $413,000 for interest at 5.5% and $199,000 for amortization of discounts and debt issuance costs.

Note 14. Segment Information and Major Customers

The Company’s Chief Executive Officer (“CEO”) is considered to be the Company’s chief operating decision maker. The Company has organized its operations based on a single operating segment: the development and delivery of high performance analog integrated circuits that are used primarily by original equipment manufacturers operating in the computing, communications and networking infrastructure markets. The CEO reviews financial information presented on a consolidated basis accompanied by disaggregated information about revenues by product family and geographic region for purposes of making operating decisions and assessing financial performance. The disaggregated revenue information reviewed on a product family basis by the CEO includes the interface, power management and optical storage families along with other legacy product families.

The disaggregated sales information reviewed on a product family basis by the CEO is as follows (in thousands):

	For the Three Months Ended
	March 31, 2007	April 1, 2006
Interface	$9,901	$10,651
Power Management	5,386	4,586
Optical Storage	1,551	2,611
Other*	21	6

Total net sales	$16,859	$17,854

*	Includes Legacy and other discontinued products

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

Although Sipex has operations in Malaysia, China, Taiwan, Japan, South Korea, Germany, Canada and Belgium, substantially all the Company’s operations and long-lived assets reside in the United States.

The Company markets its products primarily from its operations in the United States. International sales are made primarily to customers in Asia and Europe. Information regarding the Company’s net sales derived from products shipped to different geographic regions is as follows (in thousands):

	For the Three Months Ended
	March 31, 2007	April 1, 2006
United States	$3,467	$3,841
Japan	1,871	2,881
China	2,651	2,867
Singapore	2,827	2,609
United Kingdom	2,856	3,264
South Korea	1,438	222
Taiwan	917	1,111
Rest of the world	832	1,059

Total net sales	$16,859	$17,854

Major customers who accounted for 10% or more as a percentage of total gross accounts receivable are as follows:

	March 31, 2007	December 30, 2006
Future Electronics Inc., a related party	40%	15%
Jetronic Technology	*	11%

*	Less than 10%

Major customers who accounted for 10% or more as a percentage of total net sales are as follows:

	March 31, 2007	April 1, 2006
Future Electronics Inc., a related party	48%	48%
Komatsu	*	12%

*	Less than 10%

Note 15. Commitments and Contingencies

Commitments

On August 21, 2003, Sipex announced an exclusive sourcing agreement with PolarFab, a US-based semiconductor foundry. The Company is under obligation to make minimum purchase commitments based on quarterly rolling forecasts extending out to one year. The Company has also agreed to purchase no less than 50% of the rolling forecast on an ongoing basis through the term of this agreement. The initial term of the agreement is five years with renewals on a negotiated basis. As of March 31, 2007, the minimum purchase commitment with PolarFab was approximately $2.0 million for the following twelve months.

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(Unaudited)

On July 2, 2004, the Company entered into an agreement to use certain licensed tools for circuit design and development as well as maintenance support for a total future payment commitment of $2.5 million over the next three and one-half years. The contract requires the Company to deposit 75% of the total commitment in a certificate of deposit account. As of March 31, 2007, the deposit amount was at $350,000, which is included in the accompanying condensed balance sheet as restricted cash.

On December 20, 2005, Sipex entered into an agreement to use a fast simulator software tool for improvement of its product development. A commitment of future payments including maintenance support fees totaled $467,000 to be paid over the next three years. The agreement expires on December 19, 2008.

On February 27, 2006, Sipex entered into a definitive Master Agreement with Silan. This transaction was related to closing the Company’s wafer fabrication operations located in Milpitas, California and that Sipex and Silan would work together to enable Silan to manufacture semiconductor wafers using the Company’s process technology. The Master Agreement includes a Process Technology Transfer and License Agreement which contemplates the transfer of eight (8) of the Company’s processes and related product manufacturing to Silan. Once Sipex confirms to Silan that the process qualification wafers and product qualification wafers (under a Wafer Transfer Agreement) conform to the Company’s specifications, Silan shall commence commercial manufacturing for the Company. Subject to the Company’s option to suspend in whole or in part, there is a purchase commitment under the Wafer Supply Agreement obligating Sipex to purchase from Silan an average of at least one thousand (1,000) equivalent wafers per week, calculated on a quarterly basis, for two years. As of March 31, 2007, Silan had not conformed to the Company’s specifications relating to the process qualification wafers and product qualification wafers.

In May 2006, Sipex entered into a private label agreement with BCD Semiconductor Manufacturing Limited (“BCD”). The Company is obligated to purchase parts no less than one-third of the amount of the rolling six-month forecast. As of March 31, 2007, the minimum purchase commitment with BCD was $3,000 for the next six months.

In June of 2006, Sipex entered into an agreement for verification software tools used for IC design. A commitment of future payments including maintenance support fees totaled $489,000 to be paid over the next three years. The agreement expires in June 2009.

As of March 31, 2007, Sipex had future wafer purchase commitments totaling approximately $1.3 million with Episil for non-cancelable purchase orders issued. Currently, the Company does not have a minimum purchase agreement with Episil.

Legal Proceedings

The Company is subject to legal proceedings, claims, and litigation arising in the ordinary course of business including those described below. The Company defends itself vigorously against any such claims. The outcome of certain of these matters below is currently not determinable, and an unfavorable outcome could have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

DiPietro v. Sipex

In April 2003, Plaintiff Frank DiPietro (former CFO of Sipex) brought an action against Sipex for his severance benefits. Sipex counterclaimed for approximately $150,000 which was owed under a promissory note

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(Unaudited)

signed by Mr. DiPietro. In August 2004, Sipex filed two motions for summary judgment (one for Mr. DiPietro’s claims against it and one for its counterclaim against Mr. DiPietro under the promissory note). In June 2005, the Middlesex Superior Court granted both Sipex’s Motions for Summary Judgment. As a result, Mr. DiPietro was ordered to pay Sipex $149,486 plus costs and interest which has now appreciated to approximately $227,000 as of March 31, 2007. Interest is added to this amount at twelve (12%) percent per year. Mr. DiPietro filed a notice of appeal on July 19, 2005. In addition, the court has required Mr. DiPietro to post a bond in the amount of $150,000. On December 12, 2006, Sipex appeared before the Appeals Court, for oral arguments. On May 14th 2007, the Appeals Court reversed and remanded the lower court’s decision. Sipex has filed a petition for a rehearing with the Appeals Court.

Sipex v. Lestina

On or about October 26, 2006, Sipex initiated an arbitration proceeding before the American Arbitration Association against one of its distributors, Lestina International. Sipex’s Demand For Arbitration alleges that Lestina breached the Distributor Agreement between Sipex and itself by, inter alia, failing to make timely payments on invoices resulting in a $281,667 unpaid balance, plus interest, owing to Sipex. The Demand also seeks attorneys’ fees and costs of suit.

On or about January 15, 2007, Lestina filed an Answer denying the allegations of Sipex’s Demand and, at the same time, filed its Cross-Complaint for Damages against Sipex in the same arbitration proceeding. In the Cross-Complaint, Lestina asserts, inter alia, that Sipex breached the Distributor Agreement by failing to fulfill all outstanding orders placed by Lestina prior to that Agreement’s termination, and that Sipex committed other acts constituting interference with Lestina’s contractual relations and negligent misrepresentation. Lestina seeks damages in an amount according to proof at trial, attorneys’ fees and costs.

The arbitration is in its early stages, no discovery has taken place. The arbitration hearing has been set to commence on July 25, 2007. The Company believes that its claims against Lestina have merit and that Sipex has meritorious defenses to the claims alleged by Lestina in the Cross-Complaint, and the Company intends to defend against those claims vigorously.

Note 16. Subsequent Events

The Company’s common stock was approved for listing on the Nasdaq Capital Market Exchange and started to trade on the opening of the market on April 11, 2007 under the symbol “SIPX.”

On May 7, 2007, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Exar Corporation, a Delaware corporation (“Exar”), Side Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Exar (“Merger Sub”), and Sipex. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, Merger Sub will be merged with and into Sipex (the “Merger”), with Sipex becoming the surviving corporation and a wholly owned subsidiary of Exar. At the Effective Time (as defined in the Merger Agreement) of the Merger, each issued and outstanding share of common stock, par value $0.01 per share, of Sipex (“Sipex Common Stock”) will be converted into the right to receive 0.6679 (the “Exchange Ratio”) of a share of common stock, par value $0.0001 per share, of Exar (“Exar Common Stock”).

Certain affiliates of Sipex have entered into a voting agreement (the “Sipex Voting Agreement”) with Exar pursuant to which, among other things, they have agreed to vote in favor of the Merger all shares of Sipex

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Common Stock which they are entitled to vote, unless the Merger Agreement is terminated. Certain affiliates of Exar also have entered into a voting agreement (the “Exar Voting Agreement”) with Sipex pursuant to which, among other things, they have agreed to vote in favor of the issuance of Exar Common Stock as merger consideration for the Merger all shares of Exar Common Stock to which they are entitled to vote, unless the Merger Agreement is terminated. In addition, Exar and Sipex will file a proxy statement/prospectus and other documents concerning the proposed merger transaction with the SEC.

The transaction has been structured as a stock-for-stock reverse triangular merger whereby a wholly owned subsidiary of Exar will merge with and into Sipex, with Sipex surviving the merger as a wholly-owned subsidiary of Exar. The companies expect the transaction to close by the third calendar quarter of 2007. The transaction is subject to the approval of stockholders from both companies as well as customary closing conditions and regulatory approvals.